03 DEC -5 AM 7:21

03037964

FORM OF APPLICATION FOR EXEMPTION LETTER

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

November 2003

Office of International Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: MANILA ELECTRIC COMPANY
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (File No. 82-3237)

Ladies and Gentlemen:

We are furnishing the U. S. Securities and Exchange Commission (the "SEC") with the information set forth herein and in the exhibit hereto for filing pursuant to the requirements of exemption from Section 12(g) of the U. S. Securities Exchange Act of 1934 (the "Exchange Act") granted to Manila Electric Company (the "Company") under Rule 12g3-2(b) under the Exchange Act (the "Rule").

Set forth in Exhibit A is a list of the information the Company has made public, filed with any exchange, or distributed to security holders for the period from **November 1, 2002 to October 31, 2003**. Enclosed also is a copy of each of the reports or announcements referred to in Exhibit A. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC, or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall continue an admission for any purpose that the Issuer is subject to the Exchange Act.

With regards to the list of information the Company is required to make public, file with any exchange or distribute to security holders, there are no changes from that listed in Exhibit B which the Company furnished the SEC in November 1998.

dlw 12/8

In addition to the foregoing and based on the Stock Transfer Books of the Company as of October 31, 2003, the following supplemental information is being supplied pursuant to subsection (1)(v) of the Rule:

1. The Company has only two (2) classes of shares outstanding, which are Class "A" and "B" shares with a par value of P10.00 per share (the "Shares"). As of December 31, 2002, the Company had **999,261,461** shares issued and outstanding.

2. As of October 31, 2003, the Company is aware of 37 record holders of its shares that have a registered address in the United States. These U.S. residents hold 10,573,322 shares, which shares the Company believes have been purchased in ordinary trading activities on the PSE.

3. The Company's only public distribution of securities was made on **November 1991** of 7,500,000 shares consisting of 4,500,000 Class "A" shares at P118 per share and 3,000,000 Class "B" shares at P121 per share.

The ADRs relevant to this filing of information and exhibit will be issued by Citibank located at 111 Wall Street, New York 10005, United States, as depositary and sponsor of the level I ADR Program.

In the event that any questions should rise in connection with this matter, please contact the undersigned (Tel: (632) 631-55-98) at Manila Electric Company, Lopez Bldg., Ortigas Avenue, Pasig City 0300 Philippines.

Very truly yours,

By: ______________________

Name : Rafael L. Andrada

Title : Treasurer

US SEC
FILE NO. 82-3237

EXHIBIT "A"

US SEC
FILE NO. 82-3237

03 DEC -5 AM 7:21

SEC Form 17 – C
Current Report

US SEC
File No. 82-3237

COVER SHEET

2003 JUN -2 PM 3:33

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUIL

03 DEC -5 AM 7:21

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *January 2, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *631-5571/72* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P69.909 Billion (as of November 30, 2002)*

11. Item Number reported: *Item 5 (Legal Proceedings)*

Please see attached copy of Energy Regulatory Commission Order on ERC Case No. 2001-383 (ERB Case No. 97-18) "In the Matter of the Application for Approval of Rate Schedule to Implement the NPC Rate Reduction Under ERB Case No. 97-02."

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

CAMILO D. QUIASON
Corporate Secretary and
General Counsel

Date: January 2, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

File No. 82-3237

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN THE MATTER OF THE APPLICATION FOR APPROVAL OF RATE SCHEDULE TO IMPLEMENT THE NPC RATE REDUCTION UNDER ERB CASE NO. 97-02

ERC CASE NO.2001-383
(ERB CASE NO. 97-18)

MANILA ELECTRIC COMPANY, INC. (MERALCO),

Applicant.

X - x

DOCKETED
Date: DEC 23 2002
By: [illegible]

O R D E R

This pertains to the Purchased Power Adjustment (PPA) of applicant Manila Electric Company (MERALCO) for the period January 2000 to September 2002.

After a thorough evaluation, it was found that MERALCO's monthly submissions included the under-recovered amount due to its deferral of a portion of the purchased power cost. Said deferment of PPA is a deviation from the formula approved by the then ERB (now ERC) under ERB Case No. 2000-168. In fact, a Show-Cause Order dated April 30, 2002 was issued by the Commission directing MERALCO to cease and desist from automatically including in its customers' bills said deferred PPA.

MERALCO med that it still has an under-reco ed purchased power cost amounting to **P9.2 Billion** as of September 2002. However, upon verification, the under recovered purchased power cost amounted to only **P7.3 Billion,** computed as follows:

PPA Over/(Under) Recovery (In Thousands)

Period	ERC Over/(under) Recovery	Meralco's Over/(under) Recovery
Bal. As of Dec 1999	(P1,761,819)	(P1,761,819)
CY2000	(6,702,985)	(5,242,336)
CY2001	(4,685,960)	(5,336,113)
Jan. to Sept. 2002	5,846,716	3,071,317
Total under recovery	(P7,304,048)	(P9,268,952)

At this juncture, it must be emphasized that the aforesaid computation includes the transmission line fee of MERALCO in the amount of P1,545,475,878. This item is still being evaluated and may be subject to adjustment.

The discrepancy between the computations of MERALCO and the Commission was due mainly to issues related to pilferage recoveries.

In computing the amount of pilferage recoveries to be included in its PPA computations, MERALCO deducted the expenses it incurred in its anti-pilferage campaign. In so doing, it argued: "that passing-on the full recoveries to its customers would mean double penalty on its part because it will be financially penalized in the form of a foregone revenue (for not meeting the cap) and at the same time will suffer from diminution of its actual revenue and when actual

system loss is abov[illegible] e cap, any recovery from pilferag[illegible] osses should be kept by it because it was the one who suffered the financial impact, not the customers".

The Commission believes that MERALCO's pilferage recoveries should be deducted in full from its PPA computations. Said policy is in accordance with Section 2, Rule X of the Implementing Rules and Regulations of Republic Act No. 7832, otherwise known as the "Anti-Pilferage Act of 1995", hereunder quoted as follows:

> "Section 2. The full amount recovered by the utility or cooperative under the preceding section shall be reflected as a reduction in the customer's electric bill through the automatic cost adjustment formula abovementioned, the application of which shall be verified and confirmed by the Board through an Order."

Moreover, the then ERB (this Commission's predecessor) in an Order dated July 7, 1995 under ERB Case No. 95-05 (In the Matter of the Setting of Rules and Regulations to Implement Republic Act No. 9136) had the occasion to rule on the same subject matter, as follows:

> *"It must be emphasized that all necessary expenses incurred by the electric utilities and cooperatives, including those incidental expenses incurred in pursuing pilferers which is carried on to the distribution charge , are automatically included in the normal operating expenses of utility/cooperative allowed for rate-making purposes. Thus to allow the utility or cooperative to retain the distribution charge portion,*

when th[e] [inco]me is considered as part of operatin[g] [ex]penses, would be tantamount to allowing the utility or cooperative to obtain double recovery". X XX X

MERALCO added its pilferage recoveries instead of deducting it from its PPA computations for the period October 2001 to March 2002, contrary to the aforequoted provision of law requiring said pilferage recoveries to be deducted from the PPA computations.

The Commission notes that pilferages cause actual system loss to increase and the distribution utility is penalized when said losses exceed the cap. When the distribution utility successfully recovers amounts pertaining to pilferages, it is likewise fair to give some credit in terms of kWh sales. For this purpose, the Commission included the Violation of Contract (VOC) sales in kWh calculated as the gross pilferage recovery during a month divided by the average effective selling price per kWh. MERALCO's method of estimating pilfered energy may be appropriate for pursuing a particular VOC case. However, the amount of money actually recovered does not necessarily correspond to the amount of energy in MERALCO's estimate. The Commission believes it is the amount of money collected that should serve as the basis for VOC sales.

The foregoing premises considered, MERALCO is hereby authorized to collect the under-recovery amounting to P5,758,572,351. However, said collection should be through the inclusion of the amortized amount as part of the unbundled generation rate schedule to be approved by the Commission in ERC Case Nos. 2001-646 and 2001-900. With respect to the P1.5 B which is still being evaluated by the Commission, the disposition of the same will be determined when such matter is resolved. The Commission hereby confirms MERALCO's

PPA computations from January 2000 to September 2002 subject to the above disposition.

SO ORDERED.

Pasig City, December 19, 2002.

LETICIA V. IBAY
Commissioner

MARY ANNE B. COLAYCO
Commissioner

OLIVER B. BUTALID
Commissioner

CARLOS R. ALINDADA
Commissioner

FGB/

Copy furnished:

1. Atty. ANGELO P. MEDINA
   Counsel for Applicant
   8th Floor, Lopez Bldg.,
   Meralco Ave., Ortigas, Pasig

2. Office of the Solicitor General
   134 Amorsolo Street, Legaspi Village
   City of Makati - 1229

3. Commission on Audit
   Commonwealth Avenue
   Quezon City - 1121

4. Senate Committee on Energy
   GSIS Building, Roxas Boulevard
   Pasay City - 1300

5. House Committee on Energy
   Batasan Hills, Quezon City - 1126

6. Regulatory Operations Service (ROS)

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE, PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

US SEC
File No. 82-3237

PSE #PO-005

SEC 03 JAN 28 PM 1:28

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *January 28, 2003*

2. **SEC Identification Number:** *PW-102*

3. **BIR Tax Identification Code:** *350-000-101-528*

4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*

5. **Country of Incorporation:** *Philippines*

6. **Industry Classification: (SEC use only)**

7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*

8. **Issuer's telephone numbers:** *631-5571/72* **Area Code:** *0300*

9. **Former name or former address:** *Not Applicable*

10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P69.909 Billion (as of November 30, 2002)*

11. Item Number reported: *Item 9 (Other Events)*

At the regular meeting of the Board of Directors of Manila Electric Company (MERALCO) held on January 27, 2003, the following Committees were created with their respective membership:

Nomination Committee

Mr. Carlos G. Dominguez
Mr. Washington Z. Sycip
Mr. Felipe B. Alfonso

Compensation and Retirement Committee

Mr. Manuel M. Lopez
Mr. Jesus P. Francisco
Mr. Felipe B. Alfonso
Mr. Margarito B. Teves
Mr. Monico V. Jacob

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

CAMILO D. QUIASON
Corporate Secretary and
General Counsel

Date: January 28, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE, PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

File No. 82-3237

PSE #PO-005

2003 FEB -5 PM 4:00

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *February 5, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *631-5571/72* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P70.222 Billion (as of December 31, 2002)*

2003 FEB 5 PM 3 52

11. Item Number reported: *Item 9 (Other Events)*

Please be advised that Ms. Helen T. de Guzman, Senior Assistant Vice President of Manila Electric Company (MERALCO) has been designated Compliance Officer of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

CAMILO D. QUIASON
Corporate Secretary and
General Counsel

Date: February 5, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE, PASIG CITY
(Company's Address)

633-4553
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

US SEC
File No. 82-3237

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *February 14, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *631-5571/72* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P70.222 Billion (as of December 31, 2002)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached PRESS RELEASE.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

CAMILO D. QUIASON
Corporate Secretary and
General Counsel

Date: February 14, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

100 Years MERALCO 1903-2003

PRESS RELEASE

ISSUE DATE:
REFER TO: E.O. CUNA
TEL. No. 631-5557

MERALCO customers in Cavite and Laguna can now access toll-free

Other provinces in franchise to follow

Here's good news for Meralco customers in Cavite and Laguna! Getting in touch with Meralco hotline 16211 to report power supply or billing problems is now easy and worry free.

"Meralco customers in these areas can now have direct access to Meralco's 24-hour Call Center without paying long distance charges anymore. This means round-the-clock service for our customers in these parts of the franchise," Meralco vice president and head of Corporate Communication Elpi Cuna said.

Cuna said the provinces of Cavite and Laguna have been selected as the pilot area of this project. The scheme will be replicated in other provinces, depending on the results of the pilot run in Cavite and Laguna, he added.

Facilitated by Meralco's Telecomms and Call Center offices, this project involved technical collaboration with PLDT which is the major telephone service provider in the pilot areas of Cavite and Laguna.

The scheme required PLDT to divert 16211 customer calls in Cavite to Meralco's existing Private Automatic Branch Exchange (PABX) in Dasmarinas Service Center. These calls are then routed by Telecomms to the Call Center in Ortigas Center through the existing fiber optic connections. In Laguna, customer calls are diverted through Meralco's Calamba Branch.

During the pilot run which started in November, 10 trunks were commissioned in each province. The number of additional trunks will be based on the call profile during the pilot stage.

"Meralco will not waver in its commitment to provide total quality service to its customers. We assure our customers that we will continue to be the service provider of choice," Cuna said.

###

ORTIGAS AVENUE, PASIG CITY, PHILIPPINES 0300
TEL. No. 632-8603 • 632-8771 FAX No. 632-8501

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

633-4553
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

File No. 82-3237

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *February 24, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *631-5571/72* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P70.222 Billion (as of December 31, 2002)*

11. Item Number reported: *Item 9 (Other Events)*

At the regular meeting of the Board of Directors held today, February 24, 2003, the following matters were approved:

1. *The record date for stockholders entitled to notice and attend the MERALCO Annual Stockholders meeting scheduled on May 27, 2003, is on March 14, 2003.*

2. *Mr. Octavio Victor R. Espiritu replaced Mr. Felipe B. Alfonso, as member of the MERALCO Compensation and Retirement Committee.*

3. *The removal of the 10% cap on stock ownership as embodied in the Articles of Incorporation, subject to approval by the stockholders at their annual meeting on May 27, 2003, and the corresponding approval by the Securities and Exchange Commission (SEC) of the amended Articles of Incorporation.*

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President & Assistant
Corporate Secretary

Date: February 24, 2003

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

633-4553
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *February 26, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *631-5571/72* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P70.222 Billion (as of December 31, 2002)*

11. Item Number reported: *Item 9 (Other Events)*

At the regular meeting of the Board of Directors held on February 24, 2003, the following committees were created together their respective membership:

Independent Board Review Committee

Margarito B. Teves	-	*Chairman*
Carlos G. Dominguez	-	*Member*
Emilio Vicens	-	*Member*

Special Committee on Finance

Cesar E.A. Virata	-	*Chairman*
Octavio Victor R. Espiritu	-	*Member*
Monico V. Jacob	-	*Member*
Christian S. Monsod	-	*Member*
Washington Z. Sycip	-	*Member*
Emilio Vicens	-	*Member*

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

CAMILO D. QUIASON
Corporate Secretary &
General Counsel

Date: February 26, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

633-4553
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

File No. 82-3237

PSE #P0-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *March 3, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *631-5571/72* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P70.222 Billion (as of December 31, 2002)*

11. **Item Number reported:** *Item 9 (Other Events)*

We learned that First Philippines Holdings Corporation (FPHC) has made its disclosure to the Securities and Exchange Commission (SEC) and the Philippine Stock Exchange (PSE) on the disputes First Gas Power Corporation (FGPC) and FGP Corp. have with Shell Philippines Exploration B. V., Shell Philippines LLC, Texaco Philippines, Inc. and PNOC Exploration (collectively, "Gas Sellers") under the Gas Sale and Purchase Agreements ("GSPAs") which First Gas Power Corporation and First Gas Corp., respectively, executed with the Gas Sellers. In relation thereto, Meralco hereby makes the following disclosures:

> *First Gas Power Corporation (FGPC), the 1000 MW Sta. Rita power generation company under the First Philippine Holdings Corporation (FPHC) group of companies informed us of its dispute with the Gas Sellers under the Gas Sale and Purchase Agreement ('GSPA") between FGPC, on one hand, and Shell Philippines Exploration B. V., Shell Philippines LLC, Texaco Philippines, Inc. and PNOC Exploration Corporation (collectively "Gas Sellers"), on the other. FGPC has taken the position that the entire amount of USD 72,224,053.31 ("FGPC Disputed Amount") in its Provisional Invoice (0212-03033) to Meralco dated January 21, 2003, is subject of a bona fide dispute between FGPC and the Gas Sellers. Accordingly, the FGPC Disputed Amount, if determined to be owing to the Gas Sellers, shall be paid only after resolution of the dispute in accordance with the dispute resolution procedure set forth in the GSPA. FGPC seeks to pass through to Meralco all such fuel-related costs in the GSPA in accordance with the provisions of the Power Purchase Agreement ('PPA") between FGPC and Meralco.*
>
> *Further, FGP Corp., the 500 MW San Lorenzo power generating company also belonging to the FPHC group of companies, informed us of similar dispute with the Gas Sellers under FGP Corp.'s Gas Sale and Purchase Agreement ('GSPA') with Gas Sellers. FGP Corp. has taken the position that the entire amount of USD 13,033,977.71 ("FGP Corp. Disputed Amount") in its Provisional Invoice (0212-01004) to Meralco dated January 21, 2003, is subject of a bona fide dispute between FGP Corp. and the Gas Sellers. Accordingly, the FGP Corp. Disputed Amount, if determined to be owing to the Gas Sellers, shall be paid only after resolution of the dispute in accordance with the dispute resolution procedure set forth in the GSPA. FGP Corp. seeks to pass through to Meralco all such fuel-related costs in the GSPA in accordance with the provisions of the Power Purchase Agreement ('PPA") between FGP Corp. and Meralco.*

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and Assistant
Corporate Secretary

Date: March 3, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

633-4553
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

File No. 82-3237

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *March 24, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *631-5571/72* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P72.584 Billion (as of February 28, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Last Friday, March 21, 2003, at 5:30 p.m., Meralco was provided by the Energy Regulatory Commission (ERC) with a copy of its Decision covering the utility's application for rate unbundling.

Meralco is still studying the contents of the 104-page Decision and its implications to the continued viability of the Company. However, Meralco officials have already noted several material inconsistencies in the Decision which may be the subject of corrections that the ERC said would be forthcoming early this week.

Pending corrections by the ERC and its clarification of some portions of the Decision that Meralco intends to seek from the Commission, Meralco is in consultation with its legal counsel and its creditors on the appropriate steps to be taken with respect to the unbundling decision.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

CAMILO D. QUIASON
Corporate Secretary and
General Counsel

Date: March 24, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

File No. 82-3237

PSE #PO-005

2003 MAR 27 PM 4 55

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *March 27, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P72.584 Billion (as of February 28, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

1. *At the special meeting of the Executive Committee of Manila Electric Company (MERALCO held on March 26, 2003, the Annual Stockholders Meeting on May 27, 2003 is postponed to June 24, 2003.*

2. *Last March 25, 2003, Meralco served its written demand to National Power Corporation (NAPOCOR) for payment of its claims such as: failure to provide services to Meralco's IPPs, recovery of 50% penalty for excess imbalance charges, imbalance charges adjustments, back-up energy rates, no-credit over-deliveries, and failure to turn-over directly-connected customers in the total amount of P8,314,679,696.59, including the delay in commissioning the Quezon Power Philippines Limited (QPPL)'s transmission line amounting to U.S.$26,964,962.00.*

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and Assistant Corporate Secretary

Date: March 27, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

Meralco has suffered damages and losses in connection with or arising out of NPC's failure to comply with the 10-year supply contract, which are specifically described and quantified hereunder:

1. Failure of NPC to turn over to Meralco customers who are directly connected to NPC, pursuant to Section 7 of the 10-year Contract For The Sale Of Electricity, resulting to foregone operating income from these customers currently computed at P399,863,730.42.

2. Additional costs incurred by Meralco in its Purchased Power Cost due to transmission line constraints during the period January to December 2002. Meralco's IPPs (QPPL, Sta. Rita and San Lorenzo) were not being dispatched by NPC at their contracted or MEQ (minimum energy quantity) levels. The sub-optimal dispatch of Meralco's IPPs raised Meralco's overall purchased power cost because NPC's energy cost is higher than the variable cost of Meralco's IPPs. As of this date, the total cost is computed at P7,002,973.178.41.

3. 50% Penalty for Excess Imbalance Charges in the sum of PhP529,346,170.04. This amount pertains to the 50% premium on the energy charge imposed by NPC on the "excess imbalance energy" incurred by Meralco's IPPs for the period September 2000 to January 2003. Meralco is contesting the 50% premium because of its apparent application to Meralco IPPs only. (Note: Meralco had already withheld portion of this premium amounting to PhP372,430,787.13).

4. Imbalance Charges Adjustments in the sum of PhP31,426,779.15 covering the period October 1999 to July 2000, which reflects the "extra" charge made by NPC by computing the imbalance charges for each IPPs separately prior to computing it on an aggregated basis. This also includes adjustment for the correction of an error in the computation of the net imbalance capacity.

5. Back-Up Energy Rates in the sum of PhP201,409,574.83 covering the period January 2001 to January 2003, pertains to the difference between NPC's use of its basic energy charges as against the ODPS rates (as proposed by Meralco); the ODPS rates being the nearest available data to the ERB-approved use of incremental charge for the back-up energy.

6. No-Credit Over-Deliveries in the sum of PhP149,660,263.74, which pertains to the energy delivered by the IPPs, for the period October 1999 to January 2003, which exceeded the +1.5% limit imposed by the OATS. While the IPPs consider it as part of their deliveries and thus charge Meralco accordingly, NPC is not crediting it as such. Hence, Meralco is paying for energy that is not credited as deliveries by its IPPs.

7. Cost of Delay in QPPL's Transmission Line in the sum of US$26,964,962.00. This is the amount that QPPL included in the cost of the transmission line built by QPPL between its power plant in Mauban, Quezon and NPC's Tayabas (Quezon) substation. This additional cost was incurred due to the delay in the commissioning of QPPL's plant caused by the inability of NPC to provide timely and sufficient transmission access to the Luzon Grid for QPPL during the testing and commissioning of the plant in 1999. This amount (US$26,964,962.00) is being recovered by QPPL from Meralco through a tranmission line capacity fee of US$1,154,050.23 per month.

CLAIMS AGAINST NPC

Directly Connected	399,863,730.42
Cost of Transmission Line Constraint	7,002,973,178.41
50% Penalty for Excess Imbalance Charges	529,346,170.04
Imbalance Charges Adjustments	31,426,779.15
Back-Up Energy Rates	201,409,574.83
No-Credit Over-Deliveries	149,660,263.74
Total (Phil. Peso)	8,314,679,696.59
Cost of Delay in QPPL's Transmission Line	
Total (US Dollar)	26,964,962.00

File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE, PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF APRIL
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S.E.C. Registration No.

File No. 82-3237

To: Ms. Marte

2003 APR 3 PM 4:56

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *April 3, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** 16220 **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P72.584 Billion (as of February 28, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

The Energy Regulatory Commission, in its Orders issued in ERC Cases No. 2003-129 to 139 on March 24, 2003, granted Manila Electric Company the provisional authority to operate electric services in the Cities of Manila, San Juan, Las Pinas, Quezon, Malabon, Makati, Caloocan, Pasay, Mandaluyong and Paranaque,and the Municipality of Navotas.

Meralco's Certificate of Public Convenience and Necessity (CPCN) covering the aforenamed cities and municipality expired on March 24, 2003. Meralco filed its Applications for the issuance of new CPCNs in these areas on March 21, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL. S. SAN DIEGO
Assistant Corporate Secretary

Date: April 3, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MERALCO

MEMORANDUM

To	:	MESSRS. ~~A. Y. LACAP~~ ~~G. S. SAN DIEGO~~
From	:	REGULATORY STAFF
Date	:	April 3, 2003
Subject	:	**Application for Issuance of CPCN for the City of Manila and Suburbs ERC CASE Nos. 2003-129 to 139**

☒ Information ☐ Review ☐ Action ☐ Approval

Please find attached Orders issued by ERC dated March 24, 2003, in the above-consolidated cases, **GRANTING** our request for the issuance of **PROVISIONAL AUTHORITY** to continue to operate our electric services in the Cities of Manila, Pasay, Quezon, Malabon, Mandaluyong, Las Piñas, Caloocan, Parañaque and Makati, and in the Municipalities of San Juan and Navotas.

For your information.

M. J. MOISES

M.Z.R. VILLANUEVA

JR V. VALLES

R. G. CORALDE

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN THE MATTER OF THE APPLICATION FOR THE ISSUANCE OF CERTIFICATE OF PUBLIC CONVENIENCE AND NECESSITY FOR THE OPERATION OF ELECTRIC SERVICE IN THE MUNICIPALITY NAVOTAS WITH PRAYER FOR PROVISIONAL AUTHORITY

ERC CASE NO. 2003-129

MANILA ELECTRIC COMPANY (MERALCO)
Applicant.
x-------------------------------x

O R D E R

This is an application filed on March 21, 2003 by applicant Manila Electric Company (MERALCO, for brevity, a domestic corporation duly organized and existing under the laws of the Republic of the Philippines and under due authority is operating an electric light, heat and power system in the City of Manila and other areas in Metro Manila and Island of Luzon) for the issuance of a Certificate of Public Convenience and Necessity (CPCN) for the operation of electric service in the Municipality of Navotas with prayer for provisional authority.

In the said application, applicant alleged, among other things, that the original franchise to operate electric service granted to it under Manila Ordinance No. 44 had a fifty (50) year term from March 24, 1903 to March 23, 1953 and renewed by Republic Act No. 150 for another twenty (20) years from the date of its expiration; that the last extension or renewal was made through Republic Act No. 4159 for another thirty (30) years; that its current legislative franchise will expire on March 24, 2003; that its legislative franchise covers the City of Manila and "suburbs" which are known as Pasay City, Quezon City, Caloocan City, Las Pinas City, Makati City, Mandaluyong City, Paranaque City, Malabon City and the Municipalities of Navotas and San Juan; that the coverage of its franchise to include these other areas as "suburbs" was upheld by the Supreme Court in the case of Manila Electric Company vs. Public Service Commission (16 SCRA 306, February 28, 1966); that the said franchise was filed and submitted to the then Public Service Commission (PSC); that thereafter, the corresponding CPCN for the municipality of Navotas was issued by the PSC after due notice and hearing; that the aforesaid CPCN is set to expire on March 24, 2003 pursuant to the Decision of the then PSC dated December 22, 1966; that pursuant to Section 43 of Presidential Decree No. 269 otherwise known as the "National Electrification Decree", it filed on April 24, 2001 an application with the National Electrification Commission (NEC) for new franchise in order to continue the operation of electric light, heat and power in the City of Manila and 'suburbs"; that with the enactment of Republic Act No. 9136 also known as the "Electric Power Industry Reform Act of 2001" which took effect on 26 June

2001, NEC motu proprio stopped all proceedings in its pending application for a new franchise for the City of Manila and suburbs considering that the power to grant franchises to person engaged in the transmission and distribution of electricity is now vested exclusively in the Congress of the Philippines and all laws inconsistent with the said act particularly, but not limited to, Section 43 of P.D. 269 are deemed repealed or modified accordingly; that pursuant to Section 27 of R.A. 9136, it applied with the Congress of the Philippines for a legislative franchise to construct, operate and maintain a distribution system in the cities/municipalities of Metro Manila , Bulacan, Cavite and Rizal (including the City of Manila and "suburbs"), and certain cities/municipalities/barangays in Batangas, Laguna, Quezon and Pampanga; that the bill has now been approved on third reading by the Philippine Senate; that it shall continue to apply the rates it is presently implementing in the said area per rates schedules which were approved by the then Energy Regulatory Board in ERB Case No. 95-385 for residential and other customers, and ERB Case No. 97-18 for industrial and non-industrial customers, which rate schedules are identical to those presently applied in all of its existing franchise areas; that it has been, and still is financially and technically capable of operating and maintaining an electric light, heat and power system in Navotas; and that the grant of CPCN to operate the electric service in the Municipality of Navotas will serve and promote public welfare in a suitable and adequate manner.

Finding the said application sufficient in form and substance with the required fees having been paid, the same is hereby set for hearing on April 21, 2003 at two o'clock (2:00 P.M.) in the afternoon at the ERC Hearing Room, 15th Floor, Pacific Center Building, San Miguel Avenue, Ortigas Complex, Pasig City.

The applicant is hereby directed to cause the publication of the attached Notice of Public Hearing at its own expense, once (1) in a newspaper of general circulation in the Philippines, at least five (5) days before the date of the initial hearing.

Let copies of the application, this Order and the Notice of Public Hearing be furnished the Office of the Solicitor General (OSG), the Commission on Audit (COA) and the Committees on Energy of both Houses of Congress who are requested to have their respective duly authorized representatives present at the said hearing.

Likewise, let copies of the application, this Order and the Notice of Public Hearing be furnished the Mayor of the Municipality of Navotas for the appropriate posting thereof on the bulletin board of the aforesaid municipality.

Evidence on the actual posting and publication of the Notice of Public Hearing consisting of certification issued to that effect, signed by the Mayor of the Municipality of Navotas or his duly authorized representative, bearing the seal of his office and the affidavit of the Editor or Business Manager of the newspaper wherein the said Notice of Public Hearing would be published together with the complete copy of the issue of the said newspaper, should be submitted to the Commission on the date of the initial hearing.

In the meantime, after a careful review and perusal of the records of this case, including the verified affidavits and the schedule of services attached thereto, this Commission finds that the grant of a provisional authority will promote public interest and will ultimately redound to the benefit of the customers in the area concerned. Moreover, the said applicant will be able to continue rendering effective and reliable electric services to its customers without fear of disruption.

WHEREFORE, in view of the foregoing, the Commission, pursuant to Republic Act No. 9136, Section 8 of Executive Order No. 172, as amended, and the applicable provisions of the Public Service Act, as amended, hereby provisionally authorizes applicant Manila Electric Company (MERALCO) to continue to operate its electric service in the Municipality of Navotas pending final approval of its application for the issuance of CPCN.

Relative thereto, applicant is directed to submit its approved franchise as soon as the same becomes available.

SO ORDERED.

Pasig City, March 24, 2003.

LETICIA V. IBAY
Acting Chairman

MARY ANNE B. COLAYCO
Commissioner

OLIVER B. BUTALID
Commissioner

CARLOS R. ALINDADA
Commissioner

Njs/meralconavotas

Copy furnished:

1. Atty. Raul G. Corralde
   Counsels for the Applicant
   8th Floor, Lopez Building
   Ortigas Avenue, Pasig City

2. The Municipa Mayor
   Municipality of Navotas

3. The Office of the Solicitor General
   134 Amorsolo Street, Legaspi Village
   Makati City 1229

4. The Commission on Audit
   Batasan Hills, Diliman
   Quezon City 0880

5. The Committee on Energy
   House of Representatives

   Batasan Hills, Diliman

   1126 Quezon City

6. The Committee on Energy
   GSIS Building, Roxas Boulevard

   1307 Pasay City

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN THE MATTER OF THE APPLICATION FOR THE ISSUANCE OF CERTIFICATE OF PUBLIC CONVENIENCE AND NECESSITY FOR THE OPERATION OF ELECTRIC SERVICE IN LAS PIÑAS CITY WITH PRAYER FOR PROVISIONAL AUTHORITY

ERC CASE NO. 2003-130

MANILA ELECTRIC COMPANY (MERALCO),
Applicant.
x-----------------------------------x

ORDER

This is an application filed on March 21, 2003 by applicant Manila Electric Company (MERALCO, for brevity, a domestic corporation duly organized and existing under the laws of the Republic of the Philippines and under due authority is operating an electric light, heat and power system in the City of Manila and other areas in Metro Manila and Island of Luzon) for the issuance of a Certificate of Public Convenience and Necessity (CPCN) for the operation of electric service in the City of Las Piñas with prayer for provisional authority.

In the said application, applicant alleged, among other things, that the original franchise to operate electric service granted to it under Manila Ordinance No. 44 had a fifty (50) year term from March 24, 1903 to March 23, 1953 and renewed by Republic Act No. 150 for another twenty (20) years from the date of its expiration; that the last extension or renewal was made through Republic Act No. 4159 for another thirty (30) years; that its current legislative franchise will expire on March 24, 2003; that its legislative franchise covers the City of Manila and "suburbs" which are known as Pasay City, Quezon City, Caloocan City, Las Pinas City, Makati City, Mandaluyong City, Paranaque City, Malabon City and the Municipalities of Navotas and San Juan; that the coverage of its franchise to include these other areas as "suburbs" was upheld by the Supreme Court in the case of Manila Electric Company vs. Public Service Commission (16 SCRA 306, February 28, 1966); that the said franchise was filed and submitted to the then Public Service Commission (PSC); that thereafter, the corresponding CPCN for Las Piñas City was issued by the PSC after due notice and hearing; that the aforesaid CPCN is set to expire on March 24, 2003 pursuant to the Decision of the then PSC dated December 22, 1966; that pursuant to Section 43 of Presidential Decree No. 269 otherwise known as the "National Electrification Decree", it filed on April 24, 2001 an application with the National Electrification Commission (NEC) for new franchise in order to continue the operation of electric light, heat and power in the City of Manila and 'suburbs"; that with the enactment of Republic Act No. 9136 also known as the "Electric Power Industry Reform Act of 2001" which took effect on 26 June 2001, NEC motu

proprio stopped all proceedings in its pending application for a new franchise for the City of Manila and suburbs considering that the power to grant franchises to person engaged in the transmission and distribution of electricity is now vested exclusively in the Congress of the Philippines and all laws inconsistent with the said act particularly, but not limited to, Section 43 of P.D. 269 are deemed repealed or modified accordingly; that pursuant to Section 27 of R.A. 9136, it applied with the Congress of the Philippines for a legislative franchise to construct, operate and maintain a distribution system in the cities/municipalities of Metro Manila , Bulacan, Cavite and Rizal (including the City of Manila and "suburbs"), and certain cities/municipalities/barangays in Batangas, Laguna, Quezon and Pampanga; that the bill has now been approved on third reading by the Philippine Senate; that it shall continue to apply the rates it is presently implementing in the said area per rates schedules which were approved by the then Energy Regulatory Board in ERB Case No. 95-385 for residential and other customers, and ERB Case No. 97-18 for industrial and non-industrial customers, which rate schedules are identical to those presently applied in all of its existing franchise areas; that it has been, and still is financially and technically capable of operating and maintaining an electric light, heat and power system in Las Piñas; and that the grant of CPCN to operate the electric service in Las Piñas City will serve and promote public welfare in a suitable and adequate manner.

Finding the said application sufficient in form and substance with the required fees having been paid, the same is hereby set for hearing on April 21, 2003 at two o'clock (2:00 P.M.) in the afternoon at the ERC Hearing Room, 15th Floor, Pacific Center Building, San Miguel Avenue, Ortigas Complex, Pasig City.

The applicant is hereby directed to cause the publication of the attached Notice of Public Hearing at its own expense, once (1) in a newspaper of general circulation in the Philippines, at least five (5) days before the date of the initial hearing.

Let copies of the application, this Order and the Notice of Public Hearing be furnished the Office of the Solicitor General (OSG), the Commission on Audit (COA) and the Committees on Energy of both Houses of Congress who are requested to have their respective duly authorized representatives present at the said hearing.

Likewise, let copies of the application, this Order and the Notice of Public Hearing be furnished the Mayor of Las Piñas City for the appropriate posting thereof on the bulletin board of the aforesaid city.

Evidence on the actual posting and publication of the Notice of Public Hearing consisting of certification issued to that effect, signed by the Mayor of Las Piñas City or his duly authorized representative, bearing the seal of his office and the affidavit of the Editor or Business Manager of the newspaper wherein the said Notice of Public Hearing would be published together with the complete copy of the issue of the said newspaper, should be submitted to the Commission on the date of the initial hearing.

In the meantime, after a careful review and perusal of the records of this case, including the verified affidavits and the schedule of services attached thereto, this Commission finds that the grant of a provisional authority will promote public interest and will ultimately redound to the benefit of the customers in the area concerned. Moreover, the said applicant will be able to continue rendering effective and reliable electric services to its customers without fear of disruption.

WHEREFORE, in view of the foregoing, the Commission, pursuant to Republic Act No. 9136, Section 8 of Executive Order No. 172, as amended, and the applicable provisions of the Public Service Act, as amended, hereby provisionally authorizes applicant Manila Electric Company (MERALCO) to continue to operate its electric service in Las Piñas City pending final approval of its application for the issuance of CPCN.

Relative thereto, applicant is directed to submit its approved franchise as soon as the same becomes available.

SO ORDERED.

Pasig City, March 24, 2003.

LETICIA V. IBAY
Acting Chairman

MARY ANNE B. COLAYCO
Commissioner

OLIVER B. BUTALID
Commissioner

CARLOS R. ALINDADA
Commissioner

Njs/meralcoLaspinas

Copy furnished:

1. Atty. Raul G. Corralde
   Counsels for the Applicant
   8th Floor, Lopez Building
   Ortigas Avenue, Pasig City

2. The City Mayor
   Las Piñas City

3. The Office of the Solicitor General
   134 Amorsolo Street, Legaspi Village
   Makati City 1229

4. The Commission on Audit
   Batasan Hills, Diliman
   Quezon City 0880

5. The Committee on Energy
   House of Representatives
   Batasan Hills, Diliman
   1126 Quezon City

6. The Committee on Energy
   GSIS Building, Roxas Boulevard
   1307 Pasay City

File No. 82-3237

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN THE MATTER OF THE APPLICATION FOR THE ISSUANCE OF CERTIFICATE OF PUBLIC CONVENIENCE AND NECESSITY FOR THE OPERATION OF ELECTRIC SERVICE IN QUEZON CITY WITH PRAYER FOR PROVISIONAL AUTHORITY

ERC CASE NO. 2003-131

MANILA ELECTRIC COMPANY (MERALCO),
Applicant.

x-----------------------------------x

O R D E R

This is an application filed on March 21, 2003 by applicant Manila Electric Company (MERALCO, for brevity, a domestic corporation duly organized and existing under the laws of the Republic of the Philippines and under due authority is operating an electric light, heat and power system in the City of Manila and other areas in Metro Manila and Island of Luzon) for the issuance of a Certificate of Public Convenience and Necessity (CPCN) for the operation of electric service in Quezon City with prayer for provisional authority.

In the said application, applicant alleged, among other things, that the original franchise to operate electric service granted to it under Manila Ordinance No. 44 had a fifty (50) year term from March 24, 1903 to March 23, 1953 and renewed by Republic Act No. 150 for another twenty (20) years from the date of its expiration; that the last extension or renewal was made through Republic Act No. 4159 for another thirty (30) years; that its current legislative franchise will expire on March 24, 2003; that its legislative franchise covers the City of Manila and "suburbs" which are known as Pasay City, Quezon City, Caloocan City, Las Pinas City, Makati City, Mandaluyong City, Paranaque City, Malabon City and the Municipalities of Navotas and San Juan; that the coverage of its franchise to include these other areas as "suburbs" was upheld by the Supreme Court in the case of Manila Electric Company vs. Public Service Commission (16 SCRA 306, February 28, 1966); that the said franchise was filed and submitted to the then Public Service Commission (PSC); that thereafter, the corresponding CPCN for Quezon City was issued by the PSC after due notice and hearing; that the aforesaid CPCN is set to expire on March 24, 2003 pursuant to the Decision of the then PSC dated December 22, 1966; that pursuant to Section 43 of Presidential Decree No. 269 otherwise known as the "National Electrification Decree", it filed on April 24, 2001 an application with the National Electrification Commission (NEC) for new franchise in order to continue the operation of electric light, heat and power in the City of Manila and "suburbs"; that with the enactment of Republic Act No. 9136 also known as the "Electric Power Industry Reform Act of 2001" which took effect on 26 June 2001, NEC motu

proprio stopped all proceedings in its pending application for a new franchise for the City of Manila and suburbs considering that the power to grant franchises to person engaged in the transmission and distribution of electricity is now vested exclusively in the Congress of the Philippines and all laws inconsistent with the said act particularly, but not limited to, Section 43 of P.D. 269 are deemed repealed or modified accordingly; that pursuant to Section 27 of R.A. 9136, it applied with the Congress of the Philippines for a legislative franchise to construct, operate and maintain a distribution system in the cities/municipalities of Metro Manila, Bulacan, Cavite and Rizal (including the City of Manila and "suburbs"), and certain cities/municipalities/barangays in Batangas, Laguna, Quezon and Pampanga; that the bill has now been approved on third reading by the Philippine Senate; that it shall continue to apply the rates it is presently implementing in the said area per rates schedules which were approved by the then Energy Regulatory Board in ERB Case No. 95-305 for residential and other customers, and ERB Case No. 97-18 for industrial and non-industrial customers, which rate schedules are identical to those presently applied in all of its existing franchise areas; that it has been, and still is financially and technically capable of operating and maintaining an electric light, heat and power system in Quezon City; and that the grant of CPCN to operate the electric service in Quezon City will serve and promote public welfare in a suitable and adequate manner.

Finding the said application sufficient in form and substance with the required fees having been paid, the same is hereby set for hearing on April 21, 2003 at two o'clock (2:00 P.M.) in the afternoon at the ERC Hearing Room, 15th Floor, Pacific Center Building, San Miguel Avenue, Ortigas Complex, Pasig City.

The applicant is hereby directed to cause the publication of the attached Notice of Public Hearing at its own expense, once (1) in a newspaper of general circulation in the Philippines, at least five (5) days before the date of the initial hearing.

Let copies of the application, this Order and the Notice of Public Hearing be furnished the Office of the Solicitor General (OSG), the Commission on Audit (COA) and the Committees on Energy of both Houses of Congress who are requested to have their respective duly authorized representatives present at the said hearing.

Likewise, let copies of the application, this Order and the Notice of Public Hearing be furnished the Mayor of Quezon City for the appropriate posting thereof on the bulletin board of the aforesaid city.

Evidence on the actual posting and publication of the Notice of Public Hearing consisting of certification issued to that effect, signed by the Mayor of Quezon City or his duly authorized representative, bearing the seal of his office and the affidavit of the Editor or Business Manager of the newspaper wherein the said Notice of Public Hearing would be published together with the complete copy of the issue of the said newspaper, should be submitted to the Commission on the date of the initial hearing.

In the meantime, after a careful review and perusal of the records of this case, including the verified affidavits and the schedule of services attached thereto, this Commission finds that the grant of a provisional authority will promote public interest and will ultimately redound to the benefit of the customers in the area concerned. Moreover, the said applicant will be able to continue rendering effective and reliable electric services to its customers without fear of disruption.

WHEREFORE, in view of the foregoing, the Commission, pursuant to Republic Act No. 9136, Section 8 of Executive Order No. 172, as amended, and the applicable provisions of the Public Service Act, as amended, hereby provisionally authorizes applicant Manila Electric Company (MERALCO) to continue to operate its electric service in Quezon City pending final approval of its application for the issuance of CPCN.

Relative thereto, applicant is directed to submit its approved franchise as soon as the same becomes available.

SO ORDERED.

Pasig City, March 24, 2003.

LETICIA V. IBAY
Acting Chairman

MARY ANNE B. COLAYCO
Commissioner

OLIVER B. BUTALID
Commissioner

CARLOS R. ALINDADA
Commissioner

Njs/meralcoquezon

Copy furnished:

1. Atty. Raul G. Corralde
   Counsels for the Applicant
   8th Floor, Lopez Building
   Ortigas Avenue, Pasig City

2. The City Mayor
   Quezon City

3. The Office of the Solicitor General
   134 Amorsolo Street, Legaspi Village
   Makati City 1229

4. The Commission on Audit
   Batasan Hills, Diliman
   Quezon City 0880

5. The Committee on Energy
   House of Representatives
   Batasan Hills, Diliman
   1126 Quezon City

6. The Committee on Energy
   GSIS Building, Roxas Boulevard
   1307 Pasay City

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN THE MATTER OF THE APPLICATION FOR THE ISSUANCE OF CERTIFICATE OF PUBLIC CONVENIENCE AND NECESSITY FOR THE OPERATION OF ELECTRIC SERVICE IN THE MUNICIPALITY OF SAN JUAN WITH PRAYER FOR PROVISIONAL AUTHORITY

ERC CASE NO. 2003-132

MANILA ELECTRIC COMPANY (MERALCO),
Applicant.

x----------------------------------x

ORDER

This is an application filed on March 21, 2003 by applicant Manila Electric Company (MERALCO, for brevity, a domestic corporation duly organized and existing under the laws of the Republic of the Philippines and under due authority is operating an electric light, heat and power system in the City of Manila and other areas in Metro Manila and Island of Luzon) for the issuance of a Certificate of Public Convenience and Necessity (CPCN) for the operation of electric service in the Municipality of San Juan with prayer for provisional authority.

In the said application, applicant alleged, among other things, that the original franchise to operate electric service granted to it under Manila Ordinance No. 44 had a fifty (50) year term from March 24, 1903 to March 23, 1953 and renewed by Republic Act No. 150 for another twenty (20) years from the date of its expiration; that the last extension or renewal was made through Republic Act No. 4159 for another thirty (30) years; that its current legislative franchise will expire on March 24, 2003; that its legislative franchise covers the City of Manila and "suburbs" which are known as Pasay City, Quezon City, Caloocan City, Las Pinas City, Makati City, Mandaluyong City, Paranaque City, Malabon City and the Municipalities of Navotas and San Juan; that the coverage of its franchise to include these other areas as "suburbs" was upheld by the Supreme Court in the case of Manila Electric Company vs. Public Service Commission (16 SCRA 306, February 28, 1966); that the said franchise was filed and submitted to the then Public Service Commission (PSC); that thereafter, the corresponding CPCN for the municipality of San Juan was issued by the PSC after due notice and hearing; that the aforesaid CPCN is set to expire on March 24, 2003 pursuant to the Decision of the then PSC dated December 22, 1966; that pursuant to Section 43 of Presidential Decree No. 269 otherwise known as the "National Electrification Decree", it filed on April 24, 2001 an application with the National Electrification Commission (NEC) for new franchise in order to continue the operation of electric light, heat and power in the City of Manila and 'suburbs"; that with the enactment of Republic Act No. 9136 also known as the "Electric Power Industry Reform Act of 2001" which took effect on 26 June

2001, NEC motu proprio stopped all proceedings in its pending application for a new franchise for the City of Manila and suburbs considering that the power to grant franchises to person engaged in the transmission and distribution of electricity is now vested exclusively in the Congress of the Philippines and all laws inconsistent with the said act particularly, but not limited to, Section 43 of P.D. 269 are deemed repealed or modified accordingly; that pursuant to Section 27 of R.A. 9136, it applied with the Congress of the Philippines for a legislative franchise to construct, operate and maintain a distribution system in the cities/municipalities of Metro Manila , Bulacan, Cavite and Rizal (including the City of Manila and 'suburbs'), and certain cities/municipalities/barangays in Batangas, Laguna, Quezon and Pampanga; that the bill has now been approved on third reading by the Philippine Senate; that it shall continue to apply the rates it is presently implementing in the said area per rates schedules which were approved by the then Energy Regulatory Board in ERB Case No. 95-385 for residential and other customers, and ERB Case No. 97-18 for industrial and non-industrial customers, which rate schedules are identical to those presently applied in all of its existing franchise areas; that it has been, and still is financially and technically capable of operating and maintaining an electric light, heat and power system in San Juan; and that the grant of CPCN to operate the electric service in the municipality of San Juan will serve and promote public welfare in a suitable and adequate manner.

Finding the said application sufficient in form and substance with the required fees having been paid, the same is hereby set for hearing on April 21, 2003 at two o'clock (2:00 P.M.) in the afternoon at the ERC Hearing Room, 15th Floor, Pacific Center Building, San Miguel Avenue, Ortigas Complex, Pasig City.

The applicant is hereby directed to cause the publication of the attached Notice of Public Hearing at its own expense, once (1) in a newspaper of general circulation in the Philippines, at least five (5) days before the date of the initial hearing.

Let copies of the application, this Order and the Notice of Public Hearing be furnished the Office of the Solicitor General (OSG), the Commission on Audit (COA) and the Committees on Energy of both Houses of Congress who are requested to have their respective duly authorized representatives present at the said hearing.

Likewise, let copies of the application, this Order and the Notice of Public Hearing be furnished the Mayor of the Municipality of San Juan for the appropriate posting thereof on the bulletin board of the aforesaid municipality.

Evidence on the actual posting and publication of the Notice of Public Hearing consisting of certification issued to that effect, signed by the Mayor of the Municipality of San Juan or his duly authorized representative, bearing the seal of his office and the affidavit of the Editor or Business Manager of the newspaper wherein the said Notice of Public Hearing would be published together with the complete copy of the issue of the said newspaper, should be submitted to the Commission on the date of the initial hearing.

In the meantime, after a careful review and perusal of the records of this case, including the verified affidavits and the schedule of services attached thereto, this Commission finds that the grant of a provisional authority will promote public interest and will ultimately redound to the benefit of the customers in the area concerned. Moreover, the said applicant will be able to continue rendering effective and reliable electric services to its customers without fear of disruption.

WHEREFORE, in view of the foregoing, the Commission, pursuant to Republic Act No. 9136, Section 8 of Executive Order No. 172, as amended, and the applicable provisions of the Public Service Act, as amended, hereby provisionally authorizes applicant Manila Electric Company (MERALCO) to continue to operate its electric service in the Municipality of San Juan pending final approval of its application for the issuance of CPCN.

Relative thereto, applicant is directed to submit its approved franchise as soon as the same becomes available.

SO ORDERED.

Pasig City, March 24, 2003.

LETICIA V. IBAY
Acting Chairman

MARY ANNE B. COLAYCO
Commissioner

OLIVER B. BUTALID
Commissioner

CARLOS R. ALINDADA
Commissioner

Nja/meralcosanjuan

Copy furnished:

1. Atty. Raul G. Corralde
   Counsels for the Applicant
   8th Floor, Lopez Building
   Ortigas Avenue, Pasig City

2. The Municipal Mayor
   San Juan

3. The Office of the Solicitor General
   134 Amorsolo Street, Legaspi Village
   Makati City 1229

4. The Commission on Audit
   Batasan Hills, Diliman
   Quezon City 0880

5. The Committee on Energy
   House of Representatives
   Batasan Hills, Diliman
   1126 Quezon City

6. The Committee on Energy
   GSIS Building, Roxas Boulevard
   1307 Pasay City

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN THE MATTER OF THE APPLICATION FOR THE ISSUANCE OF CERTIFICATE OF PUBLIC CONVENIENCE AND NECESSITY FOR THE OPERATION OF ELECTRIC SERVICE IN MALABON CITY WITH PRAYER FOR PROVISIONAL AUTHORITY

ERC CASE NO. 2003-133

MANILA ELECTRIC COMPANY (MERALCO),
Applicant.
x----------------------------------x

O R D E R

This is an application filed on March 21, 2003 by applicant Manila Electric Company (MERALCO, for brevity, a domestic corporation duly organized and existing under the laws of the Republic of the Philippines and under due authority is operating an electric light, heat and power system in the City of Manila and other areas in Metro Manila and Island of Luzon) for the issuance of a Certificate of Public Convenience and Necessity (CPCN) for the operation of electric service in Malabon City with prayer for provisional authority.

In the said application, applicant alleged, among other things, that the original franchise to operate electric service granted to it under Manila Ordinance No. 44 had a fifty (50) year term from March 24, 1903 to March 23, 1953 and renewed by Republic Act No. 150 for another twenty (20) years from the date of its expiration; that the last extension or renewal was made through Republic Act No. 4159 for another thirty (30) years; that its current legislative franchise will expire on March 24, 2003; that its legislative franchise covers the City of Manila and "suburbs" which are known as Pasay City, Quezon City, Caloocan City, Las Pinas City, Makati City, Mandaluyong City, Paranaque City, Malabon City and the Municipalities of Navotas and San Juan; that the coverage of its franchise to include these other areas as "suburbs" was upheld by the Supreme Court in the case of Manila Electric Company vs. Public Service Commission (16 SCRA 306, February 28, 1966); that the said franchise was filed and submitted to the then Public Service Commission (PSC); that thereafter, the corresponding CPCN for Malabon City was issued by the PSC after due notice and hearing; that the aforesaid CPCN is set to expire on March 24, 2003 pursuant to the Decision of the then PSC dated December 22, 1966; that pursuant to Section 43 of Presidential Decree No. 269 otherwise known as the "National Electrification Decree", it filed on April 24, 2001 an application with the National Electrification Commission (NEC) for new franchise in order to continue the operation of electric light, heat and power in the City of Manila and "suburbs"; that with the enactment of Republic Act No. 9136 also known as the "Electric Power Industry Reform Act of 2001" which took effect on 26 June 2001, NEC motu

proprio stopped all proceedings in its pending application for a new franchise for the City of Manila and suburbs considering that the power to grant franchises to person engaged in the transmission and distribution of electricity is now vested exclusively in the Congress of the Philippines and all laws inconsistent with the said act particularly, but not limited to, Section 43 of P.D. 269 are deemed repealed or modified accordingly; that pursuant to Section 27 of R.A. 9136, it applied with the Congress of the Philippines for a legislative franchise to construct, operate and maintain a distribution system in the cities/municipalities of Metro Manila , Bulacan, Cavite and Rizal (including the City of Manila and 'suburbs'), and certain cities/municipalities/barangays in Batangas, Laguna, Quezon and Pampanga; that the bill has now been approved on third reading by the Philippine Senate; that it shall continue to apply the rates it is presently implementing in the said area per rates schedules which were approved by the then Energy Regulatory Board in ERB Case No. 95-385 for residential and other customers, and ERB Case No. 97-18 for industrial and non-industrial customers, which rate schedules are identical to those presently applied in all of its existing franchise areas; that it has been, and still is financially and technically capable of operating and maintaining an electric light, heat and power system in Malabon City; and that the grant of CPCN to operate the electric service in Malabon City will serve and promote public welfare in a suitable and adequate manner.

Finding the said application sufficient in form and substance with the required fees having been paid, the same is hereby set for hearing on April 21, 2003 at two o'clock (2:00 P.M.) in the afternoon at the ERC Hearing Room, 15th Floor, Pacific Center Building, San Miguel Avenue, Ortigas Complex, Pasig City.

The applicant is hereby directed to cause the publication of the attached Notice of Public Hearing at its own expense, once (1) in a newspaper of general circulation in the Philippines, at least five (5) days before the date of the initial hearing.

Let copies of the application, this Order and the Notice of Public Hearing be furnished the Office of the Solicitor General (OSG), the Commission on Audit (COA) and the Committees on Energy of both Houses of Congress who are requested to have their respective duly authorized representatives present at the said hearing.

Likewise, let copies of the application, this Order and the Notice of Public Hearing be furnished the Mayor of Malabon City for the appropriate posting thereof on the bulletin board of the aforesaid city.

Evidence on the actual posting and publication of the Notice of Public Hearing consisting of certification issued to that effect, signed by the Mayor of Malabon City or his duly authorized representative, bearing the seal of his office and the affidavit of the Editor or Business Manager of the newspaper wherein the said Notice of Public Hearing would be published together with the complete copy of the issue of the said newspaper, should be submitted to the Commission on the date of the initial hearing.

In the meantime, after a careful review and perusal of the records of this case, including the verified affidavits and the schedule of services attached thereto, this Commission finds that the grant of a

provisional authority will promote public interest and will ultimately redound to the benefit of the customers in the area concerned. Moreover, the said applicant will be able to continue rendering effective and reliable electric services to its customers without fear of disruption.

WHEREFORE, in view of the foregoing, the Commission, pursuant to Republic Act No. 9136, Section 8 of Executive Order No. 172, as amended, and the applicable provisions of the Public Service Act, as amended, hereby provisionally authorizes applicant Manila Electric Company (MERALCO) to continue to operate its electric service in Malabon City pending final approval of its application for the issuance of CPCN.

Relative thereto, applicant is directed to submit its approved franchise as soon as the same becomes available.

SO ORDERED.

Pasig City, March 24, 2003.

LETICIA V. IBAY
Acting Chairman

MARY ANNE B. COLAYCO
Commissioner

OLIVER B. BUTALID
Commissioner

ORIGINAL SIGNED

CARLOS R. ALINDADA
Commissioner

Nje/meralcomalabon

Copy furnished:

1. Atty. Raul G. Corralde
   Counsels for the Applicant
   8th Floor, Lopez Building
   Ortigas Avenue, Pasig City

2. The City Mayor
   Malabon City

3. The Office of the Solicitor General
   134 Amorsolo Street, Legaspi Village
   Makati City 1229

4. The Commission on Audit
   Batasan Hills, Diliman
   Quezon City 0880

5. The Committee on Energy
   House of Representatives
   Batasan Hills, Diliman
   1126 Quezon City

6. The Committee on Energy
   GSIS Building, Roxas Boulevard
   1307 Pasay City

US SEC
File No. 82-3237

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

MERALCO LEGAL RECORDS AND ADMIN. SERVICES RECEIVED MAR 31 2003 By:

IN THE MATTER OF THE APPLICATION FOR THE ISSUANCE OF CERTIFICATE OF PUBLIC CONVENIENCE AND NECESSITY FOR THE OPERATION OF ELECTRIC SERVICE IN CALOOCAN CITY WITH PRAYER FOR PROVISIONAL AUTHORITY

ERC CASE NO. 2003-134

MANILA ELECTRIC COMPANY (MERALCO),
Applicant.

x-----------------------------------x

DOCKETED
Date: MAR 28 2003
By:

POSTED

O R D E R

This is an application filed on March 21, 2003 by applicant Manila Electric Company (MERALCO, for brevity, a domestic corporation duly organized and existing under the laws of the Republic of the Philippines and under due authority is operating an electric light, heat and power system in the City of Manila and other areas in Metro Manila and Island of Luzon) for the issuance of a Certificate of Public Convenience and Necessity (CPCN) for the operation of electric service in Caloocan City with prayer for provisional authority.

In the said application, applicant alleged, among other things, that the original franchise to operate electric service granted to it under Manila Ordinance No. 44 had a fifty (50) year term from March 24, 1903 to March 23, 1953 and renewed by Republic Act No. 150 for another twenty (20) years from the date of its expiration; that the last extension or renewal was made through Republic Act No. 4159 for another thirty (30) years; that its current legislative franchise will expire on March 24, 2003; that its legislative franchise covers the City of Manila and "suburbs" which are known as Pasay City, Quezon City, Caloocan City, Las Pinas City, Makati City, Mandaluyong City, Paranaque City, Malabon City and the Municipalities of Navotas and San Juan; that the coverage of its franchise to include these other areas as "suburbs" was upheld by the Supreme Court in the case of Manila Electric Company vs. Public Service Commission (16 SCRA 306, February 28, 1966); that the said franchise was filed and submitted to the then Public Service Commission (PSC); that thereafter, the corresponding CPCN for Caloocan City was issued by the PSC after due notice and hearing; that the aforesaid CPCN is set to expire on March 24, 2003 pursuant to the Decision of the then PSC dated December 22, 1966; that pursuant to Section 43 of Presidential Decree No. 269 otherwise known as the "National Electrification Decree", it filed on April 24, 2001 an application with the National Electrification Commission (NEC) for new franchise in order to continue the operation of electric light, heat and power in the City of Manila and "suburbs"; that with the enactment of Republic Act No. 9136 also known as the "Electric Power Industry Reform Act of 2001" which took effect on 26 June 2001, NEC

motu proprio stopped all proceedings in its pending application for a new franchise for the City of Manila and suburbs considering that the power to grant franchises to person engaged in the transmission and distribution of electricity is now vested exclusively in the Congress of the Philippines and all laws inconsistent with the said act particularly, but not limited to, Section 43 of P.D. 269 are deemed repealed or modified accordingly; that pursuant to Section 27 of R.A. 9136, it applied with the Congress of the Philippines for a legislative franchise to construct, operate and maintain a distribution system in the cities/municipalities of Metro Manila , Bulacan, Cavite and Rizal (including the City of Manila and "suburbs"), and certain cities/municipalities/barangays in Batangas, Laguna, Quezon and Pampanga; that the bill has now been approved on third reading by the Philippine Senate; that it shall continue to apply the rates it is presently implementing in the said area per rates schedules which were approved by the then Energy Regulatory Board in ERB Case No. 95-385 for residential and other customers, and ERB Case No. 97-18 for industrial and non-industrial customers, which rate schedules are identical to those presently applied in all of its existing franchise areas; that it has been, and still is financially and technically capable of operating and maintaining an electric light, heat and power system in Caloocan City; and that the grant of CPCN to operate the electric service in Caloocan City will serve and promote public welfare in a suitable and adequate manner.

Finding the said application sufficient in form and substance with the required fees having been paid, the same is hereby set for hearing on April 21, 2003 at two o'clock (2:00 P.M.) in the afternoon at the ERC Hearing Room, 15th Floor, Pacific Center Building, San Miguel Avenue, Ortigas Complex, Pasig City.

The applicant is hereby directed to cause the publication of the attached Notice of Public Hearing at its own expense, once (1) in a newspaper of general circulation in the Philippines, at least five (5) days before the date of the initial hearing.

Let copies of the application, this Order and the Notice of Public Hearing be furnished the Office of the Solicitor General (OSG), the Commission on Audit (COA) and the Committees on Energy of both Houses of Congress who are requested to have their respective duly authorized representatives present at the said hearing.

Likewise, let copies of the application, this Order and the Notice of Public Hearing be furnished the Mayor of Caloocan City for the appropriate posting thereof on the bulletin board of the aforesaid city.

Evidence on the actual posting and publication of the Notice of Public Hearing consisting of certification issued to that effect, signed by the Mayor of Caloocan City or his duly authorized representative, bearing the seal of his office and the affidavit of the Editor or Business Manager of the newspaper wherein the said Notice of Public Hearing would be published together with the complete copy of the issue of the said newspaper, should be submitted to the Commission on the date of the initial hearing.

File No. [illegible]

In the meantime, after a careful review and perusal of the records of this case, including the verified affidavits and the schedule of services attached thereto, this Commission finds that the grant of a provisional authority will promote public interest and will ultimately redound to the benefit of the customers in the area concerned. Moreover, the said applicant will be able to continue rendering effective and reliable electric services to its customers without fear of disruption.

WHEREFORE, in view of the foregoing, the Commission, pursuant to Republic Act No. 9136, Section 8 of Executive Order No. 172, as amended, and the applicable provisions of the Public Service Act, as amended, hereby provisionally authorizes applicant Manila Electric Company (MERALCO) to continue to operate its electric service in Caloocan City pending final approval of its application for the issuance of CPCN.

Relative thereto, applicant is directed to submit its approved franchise as soon as the same becomes available.

SO ORDERED.

Pasig City, March 24, 2003.

LETICIA V. IBAY
Acting Chairman

MARY ANNE B. COLAYCO
Commissioner

OLIVER B. BUTALID
Commissioner

CARLOS R. ALINDADA
Commissioner

Nja/meralcoCaloocan

Copy furnished:

1. Atty. Raul G. Corralde
   Counsels for the Applicant
   8th Floor, Lopez Building
   Ortigas Avenue, Pasig City

2. The City Mayor
   Caloocan City

3. The Office of the Solicitor General
   134 Amorsolo Street, Legaspi Village
   Makati City 1229

4. The Commission on Audit
   Batasan Hills, Diliman
   Quezon City 0880

5. The Committee on Energy
   House of Representatives
   Batasan Hills, Diliman
   1126 Quezon City

6. The Committee on Energy
   GSIS Building, Roxas Boulevard
   1307 Pasay City

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN THE MATTER OF THE APPLICATION FOR THE ISSUANCE OF CERTIFICATE OF PUBLIC CONVENIENCE AND NECESSITY FOR THE OPERATION OF ELECTRIC SERVICE IN MAKATI CITY WITH PRAYER FOR PROVISIONAL AUTHORITY

ERC CASE NO. 2003-135

MANILA ELECTRIC COMPANY (MERALCO),
Applicant.

x------------------------------x

O R D E R

This is an application filed on March 21, 2003 by applicant Manila Electric Company (MERALCO, for brevity, a domestic corporation duly organized and existing under the laws of the Republic of the Philippines and under due authority is operating an electric light, heat and power system in the City of Manila and other areas in Metro Manila and Island of Luzon) for the issuance of a Certificate of Public Convenience and Necessity (CPCN) for the operation of electric service in Makati City with prayer for provisional authority.

In the said application, applicant alleged, among other things, that the original franchise to operate electric service granted to it under Manila Ordinance No. 44 had a fifty (50) year term from March 24, 1903 to March 23, 1953 and renewed by Republic Act No. 150 for another twenty (20) years from the date of its expiration; that the last extension or renewal was made through Republic Act No. 4159 for another thirty (30) years; that its current legislative franchise will expire on March 24, 2003; that its legislative franchise covers the City of Manila and "suburbs" which are known as Pasay City, Quezon City, Caloocan City, Las Pinas City, Makati City, Mandaluyong City, Paranaque City, Malabon City and the Municipalities of Navotas and San Juan; that the coverage of its franchise to include these other areas as "suburbs" was upheld by the Supreme Court in the case of Manila Electric Company vs. Public Service Commission (16 SCRA 306, February 28, 1966); that the said franchise was filed and submitted to the then Public Service Commission (PSC); that thereafter, the corresponding CPCN for Makati City was issued by the PSC after due notice and hearing; that the aforesaid CPCN is set to expire on March 24, 2003 pursuant to the Decision of the then PSC dated December 22, 1966; that pursuant to Section 43 of Presidential Decree No. 269 otherwise known as the "National Electrification Decree", it filed on April 24, 2001 an application with the National Electrification Commission (NEC) for new franchise in order to continue the operation of electric light, heat and power in the City of Manila and 'suburbs"; that with the enactment of Republic Act No. 9136 also known as the "Electric Power Industry Reform Act of 2001" which took effect on 26 June 2001, NEC motu

proprio stopped all proceedings in its pending application for a new franchise for the City of Manila and suburbs considering that the power to grant franchises to person engaged in the transmission and distribution of electricity is now vested exclusively in the Congress of the Philippines and all laws inconsistent with the said act particularly, but not limited to, Section 43 of P.D. 269 are deemed repealed or modified accordingly; that pursuant to Section 27 of R.A. 9136, it applied with the Congress of the Philippines for a legislative franchise to construct, operate and maintain a distribution system in the cities/municipalities of Metro Manila , Bulacan, Cavite and Rizal (including the City of Manila and 'suburbs'), and certain cities/municipalities/barangays in Batangas, Laguna, Quezon and Pampanga; that the bill has now been approved on third reading by the Philippine Senate; that it shall continue to apply the rates it is presently implementing in the said area per rates schedules which were approved by the then Energy Regulatory Board in ERB Case No. 95-385 for residential and other customers, and ERB Case No. 97-18 for industrial and non-industrial customers, which rate schedules are identical to those presently applied in all of its existing franchise areas; that it has been, and still is financially and technically capable of operating and maintaining an electric light, heat and power system in Makati City; and that the grant of CPCN to operate the electric service in Makati City will serve and promote public welfare in a suitable and adequate manner.

Finding the said application sufficient in form and substance with the required fees having been paid, the same is hereby set for hearing on **April 21, 2003 at two o'clock (2:00 P.M.)** in the afternoon at the ERC Hearing Room, 15th Floor, Pacific Center Building, San Miguel Avenue, Ortigas Complex, Pasig City.

The applicant is hereby directed to cause the publication of the attached Notice of Public Hearing at its own expense, once (1) in a newspaper of general circulation in the Philippines, at least five (5) days before the date of the initial hearing.

Let copies of the application, this Order and the Notice of Public Hearing be furnished the Office of the Solicitor General (OSG), the Commission on Audit (COA) and the Committees on Energy of both Houses of Congress who are requested to have their respective duly authorized representatives present at the said hearing.

Likewise, let copies of the application, this Order and the Notice of Public Hearing be furnished the Mayor of Makati City for the appropriate posting thereof on the bulletin board of the aforesaid city.

Evidence on the actual posting and publication of the Notice of Public Hearing consisting of certification issued to that effect, signed by the Mayor of Makati City or his duly authorized representative, bearing the seal of his office and the affidavit of the Editor or Business Manager of the newspaper wherein the said Notice of Public Hearing would be published together with the complete copies of the issue of the said newspaper, should be submitted to the Commission on the date of initial hearing.

In the meantime, after a careful review and perusal of the records of this case, including the verified affidavits and the schedule of services attached thereto, this Commission finds that the grant of a provisional authority will promote public interest and will ultimately redound to the benefit of the customers in the area concerned. Moreover, the said applicant will be able to continue rendering effective and reliable electric services to its customers without fear of disruption.

WHEREFORE, in view of the foregoing, the Commission, pursuant to Republic Act No. 9136, Section 8 of Executive Order No. 172, as amended, and the applicable provisions of the Public Service Act, as amended, hereby provisionally authorizes applicant Manila Electric Company (MERALCO) to continue to operate its electric service in Makati City pending final approval of its application for the issuance of CPCN.

Relative thereto, applicant is directed to submit its approved franchise as soon as the same becomes available.

SO ORDERED.

Pasig City, March 24, 2003.

LETICIA V. IBAY
Acting Chairman

MARY ANNE B. COLAYCO
Commissioner

OLIVER B. BUTALID
Commissioner

CARLOS R. ALINDADA
Commissioner

Njs/meralcomakati

Copy furnished:

1. Atty. Raul G. Corralde
   Counsels for the Applicant
   8th Floor, Lopez Building
   Ortigas Avenue, Pasig City

2. The City Mayor
   Makati City

3. The Office of the Solicitor General
   134 Amorsolo Street, Legaspi Village
   Makati City 1229

4. The Commission on Audit
   Batasan Hills, Diliman
   Quezon City 0880

5. The Committee on Energy
   House of Representatives
   Batasan Hills, Diliman
   1126 Quezon City

6. The Committee on Energy
   GSIS Building, Roxas Boulevard
   1307 Pasay City

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN THE MATTER OF THE APPLICATION FOR THE ISSUANCE OF CERTIFICATE OF PUBLIC CONVENIENCE AND NECESSITY FOR THE OPERATION OF ELECTRIC SERVICE IN PASAY CITY WITH PRAYER FOR PROVISIONAL AUTHORITY

MERALCO
LEGAL RECORDS AND ADMIN. SERVICES
RECEIVED
MAR 31 2003
By:

ERC CASE NO. 2003-136

MANILA ELECTRIC COMPANY (MERALCO),
Applicant.

x-------------------------------x

DOCKETED
Date: MAR 28 2003
By:

POSTED

O R D E R

This is an application filed on March 21, 2003 by applicant Manila Electric Company (MERALCO, for brevity, a domestic corporation duly organized and existing under the laws of the Republic of the Philippines and under due authority is operating an electric light, heat and power system in the City of Manila and other areas in Metro Manila and Island of Luzon) for the issuance of a Certificate of Public Convenience and Necessity (CPCN) for the operation of electric service in Pasay City with prayer for provisional authority.

In the said application, applicant alleged, among other things, that the original franchise to operate electric service granted to it under Manila Ordinance No. 44 had a fifty (50) year term from March 24, 1903 to March 23, 1953 and renewed by Republic Act No. 150 for another twenty (20) years from the date of its expiration; that the last extension or renewal was made through Republic Act No. 4159 for another thirty (30) years; that its current legislative franchise will expire on March 24, 2003; that its legislative franchise covers the City of Manila and "suburbs" which are known as Pasay City, Quezon City, Caloocan City, Las Pinas City, Makati City, Mandaluyong City, Paranaque City, Malabon City and the Municipalities of Navotas and San Juan; that the coverage of its franchise to include these other areas as "suburbs" was upheld by the Supreme Court in the case of Manila Electric Company vs. Public Service Commission (16 SCRA 306, February 28, 1966); that the said franchise was filed and submitted to the then Public Service Commission (PSC); that thereafter, the corresponding CPCN for Pasay City was issued by the PSC after due notice and hearing; that the aforesaid CPCN is set to expire on March 24, 2003 pursuant to the Decision of the then PSC dated December 22, 1966; that pursuant to Section 43 of Presidential Decree No. 269 otherwise known as the "National Electrification Decree", it filed on April 24, 2001 an application with the National Electrification Commission (NEC) for new franchise in order to continue the operation of electric light, heat and power in the City of Manila and 'suburbs'; that with the enactment of Republic Act No. 9136 also known as the "Electric Power Industry Reform Act of 2001" which took effect on 26 June 2001, NEC motu

proprio stopped all proceedings in its pending application for a new franchise for the City of Manila and suburbs considering that the power to grant franchises to person engaged in the transmission and distribution of electricity is now vested exclusively in the Congress of the Philippines and all laws inconsistent with the said act particularly, but not limited to, Section 43 of P.D. 269 are deemed repealed or modified accordingly; that pursuant to Section 27 of R.A. 9136, it applied with the Congress of the Philippines for a legislative franchise to construct, operate and maintain a distribution system in the cities/municipalities of Metro Manila , Bulacan, Cavite and Rizal (including the City of Manila and 'suburbs'), and certain cities/municipalities/barangays in Batangas, Laguna, Quezon and Pampanga; that the bill has now been approved on third reading by the Philippine Senate; that it shall continue to apply the rates it is presently implementing in the said area per rates schedules which were approved by the then Energy Regulatory Board in ERB Case No. 95-385 for residential and other customers, and ERB Case No. 97-18 for industrial and non-industrial customers, which rate schedules are identical to those presently applied in all of its existing franchise areas; that it has been, and still is financially and technically capable of operating and maintaining an electric light, heat and power system in Pasay City; and that the grant of CPCN to operate the electric service in Pasay City will serve and promote public welfare in a suitable and adequate manner.

Finding the said application sufficient in form and substance with the required fees having been paid, the same is hereby set for hearing on April 21, 2003 at two o'clock (2:00 P.M.) in the afternoon at the ERC Hearing Room, 15th Floor, Pacific Center Building, San Miguel Avenue, Ortigas Complex, Pasig City.

The applicant is hereby directed to cause the publication of the attached Notice of Public Hearing at its own expense, once (1) in a newspaper of general circulation in the Philippines, at least five (5) days before the date of the initial hearing.

Let copies of the application, this Order and the Notice of Public Hearing be furnished the Office of the Solicitor General (OSG), the Commission on Audit (COA) and the Committees on Energy of both Houses of Congress who are requested to have their respective duly authorized representatives present at the said hearing.

Likewise, let copies of the application, this Order and the Notice of Public Hearing be furnished the Mayor of Pasay City for the appropriate posting thereof on the bulletin board of the aforesaid city.

Evidence on the actual posting and publication of the Notice of Public Hearing consisting of certification issued to that effect, signed by the Mayor of Pasay City or his duly authorized representative, bearing the seal of his office and the affidavit of the Editor or Business Manager of the newspaper wherein the said Notice of Public Hearing would be published together with the complete copy of the issue of the said newspaper, should be submitted to the Commission on the date of the initial hearing.

In the meantime, after a careful review and perusal of the records of this case, including the verified affidavits and the schedule of services attached thereto, this Commission finds that the grant of a provisional authority will promote public interest and will ultimately redound to the benefit of the customers in the area concerned. Moreover, the said applicant will be able to continue rendering effective and reliable electric services to its customers without fear of disruption.

WHEREFORE, in view of the foregoing, the Commission, pursuant to Republic Act No. 9136, Section 8 of Executive Order No. 172, as amended, and the applicable provisions of the Public Service Act, as amended, hereby provisionally authorizes applicant Manila Electric Company (MERALCO) to continue to operate its electric service in Pasay City pending final approval of its application for the issuance of CPCN.

Relative thereto, applicant is directed to submit its approved franchise as soon as the same becomes available.

SO ORDERED.

Pasig City, March 24, 2003.

LETICIA V. IBAY
Acting Chairman

MARY ANNE B. COLAYCO
Commissioner

OLIVER B. BUTALID
Commissioner

CARLOS R. ALINDADA
Commissioner

Njs/meralcopasay

Copy furnished:

1. Atty. Raul G. Corralde
   Counsels for the Applicant
   8th Floor, Lopez Building
   Ortigas Avenue, Pasig City

2. The City Mayor
   Pasay City

3. The Office of the Solicitor General
   134 Amorsolo Street, Legaspi Village
   Makati City 1229

4. The Commission on Audit
   Batasan Hills, Diliman
   Quezon City 0880

5. The Committee on Energy
   House of Representatives
   Batasan Hills, Diliman
   1126 Quezon City

6. The Committee on Energy
   GSIS Building, Roxas Boulevard
   1307 Pasay City

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN THE MATTER OF THE APPLICATION FOR THE ISSUANCE OF CERTIFICATE OF PUBLIC CONVENIENCE AND NECESSITY FOR THE OPERATION OF ELECTRIC SERVICE IN THE CITY OF MANILA WITH PRAYER FOR PROVISIONAL AUTHORITY

ERC CASE NO. 2003-137

MANILA ELECTRIC COMPANY (MERALCO),
Applicant.

x - x

O R D E R

This is an application filed on March 21, 2003 by applicant Manila Electric Company (MERALCO, for brevity, a domestic corporation duly organized and existing under the laws of the Republic of the Philippines and under due authority is operating an electric light, heat and power system in the City of Manila and other areas in Metro Manila and Island of Luzon) for the issuance of a Certificate of Public Convenience and Necessity (CPCN) for the operation of electric service in the City of Manila with prayer for provisional authority.

In the said application, applicant alleged, among other things, that the original franchise to operate electric service granted to it under Manila Ordinance No. 44 had a fifty (50) year term from March 24, 1903 to March 23, 1953 and renewed by Republic Act No. 150 for another twenty (20) years from the date of its expiration; that the last extension or renewal was made through Republic Act No. 4159 for another thirty (30) years; that its current legislative franchise will expire on March 24, 2003; that its legislative franchise covers the City of Manila and "suburbs" which are known as Pasay City, Quezon City, Caloocan City, Las Pinas City, Makati City, Mandaluyong City, Paranaque City, Malabon City and the Municipalities of Navotas and San Juan; that the coverage of its franchise to include these other areas as "suburbs" was upheld by the Supreme Court in the case of Manila Electric Company vs. Public Service Commission (16 SCRA 306, February 28, 1966); that the said franchise was filed and submitted to the then Public Service Commission (PSC); that thereafter, the corresponding CPCN for the City of Manila was issued by the PSC after due notice and hearing; that the aforesaid CPCN is set to expire on March 24, 2003 pursuant to the Decision of the then PSC dated December 22, 1966; that pursuant to Section 43 of Presidential Decree No. 269 otherwise known as the "National Electrification Decree", it filed on April 24, 2001 an application with the National Electrification Commission (NEC) for new franchise in order to continue the operation of electric light, heat and power in the City of Manila and 'suburbs'; that with the enactment of Republic Act No. 9136 also known as the "Electric Power Industry Reform Act of 2001" which took effect on 26 June 2001, NEC

motu proprio stopped all proceedings in its pending application for a new franchise for the City of Manila and suburbs considering that the power to grant franchises to person engaged in the transmission and distribution of electricity is now vested exclusively in the Congress of the Philippines and all laws inconsistent with the said act particularly, but not limited to, Section 43 of P.D. 269 are deemed repealed or modified accordingly; that pursuant to Section 27 of R.A. 9136, it applied with the Congress of the Philippines for a legislative franchise to construct, operate and maintain a distribution system in the cities/municipalities of Metro Manila , Bulacan, Cavite and Rizal (including the City of Manila and 'suburbs'), and certain cities/municipalities/barangays in Batangas, Laguna, Quezon and Pampanga; that the bill has now been approved on third reading by the Philippine Senate; that it shall continue to apply the rates it is presently implementing in the said area per rates schedules which were approved by the then Energy Regulatory Board in ERB Case No. 95-385 for residential and other customers, and ERB Case No. 97-18 for industrial and non-industrial customers, which rate schedules are identical to those presently applied in all of its existing franchise areas; that it has been, and still is financially and technically capable of operating and maintaining an electric light, heat and power system in the City of Manila; and that the grant of CPCN to operate the electric service in the City of Manila will serve and promote public welfare in a suitable and adequate manner.

Finding the said application sufficient in form and substance with the required fees having been paid, the same is hereby set for hearing on April 21, 2003 at two o'clock (2:00 P.M.) in the afternoon at the ERC Hearing Room, 15th Floor, Pacific Center Building, San Miguel Avenue, Ortigas Complex, Pasig City.

The applicant is hereby directed to cause the publication of the attached Notice of Public Hearing at its own expense, once (1) in a newspaper of general circulation in the Philippines, at least five (5) days before the date of the initial hearing.

Let copies of the application, this Order and the Notice of Public Hearing be furnished the Office of the Solicitor General (OSG), the Commission on Audit (COA) and the Committees on Energy of both Houses of Congress who are requested to have their respective duly authorized representatives present at the said hearing.

Likewise, let copies of the application, this Order and the Notice of Public Hearing be furnished the Mayor of the City of Manila for the appropriate posting thereof on the bulletin board of the aforesaid city.

Evidence on the actual posting and publication of the Notice of Public Hearing consisting of certification issued to that effect, signed by the Mayor of the City of Manila or his duly authorized representative, bearing the seal of his office and the affidavit of the Editor or Business Manager of the newspaper wherein the said Notice of Public Hearing would be published together with the complete copy of the issue of the said newspaper, should be submitted to the Commission on the date of the initial hearing.

In the meantime, after a careful review and perusal of the records of this case, including the verified affidavits and the schedule of services attached thereto, this Commission finds that the grant of a

provisional authority will promote public interest and will ultimately redound to the benefit of the customers in the area concerned. Moreover, the said applicant will be able to continue rendering effective and reliable electric services to its customers without fear of disruption.

WHEREFORE, in view of the foregoing, the Commission, pursuant to Republic Act No. 9136, Section 8 of Executive Order No. 172, as amended, and the applicable provisions of the Public Service Act, as amended, hereby provisionally authorizes applicant Manila Electric Company (MERALCO) to continue to operate its electric service in the City of Manila pending final approval of its application for the issuance of CPCN.

Relative thereto, applicant is directed to submit its approved franchise as soon as the same becomes available.

SO ORDERED.

Pasig City, March 24, 2003.

LETICIA V. IBAY
Acting Chairman

MARY ANNE B. COLAYCO
Commissioner

OLIVER B. BUTALID
Commissioner

CARLOS R. ALINDADA
Commissioner

Nja/meralcomanila

Copy furnished:

1. Atty. Raul G. Corralde
   Counsels for the Applicant
   8th Floor, Lopez Building
   Ortigas Avenue, Pasig City

2. The City Mayor
   Manila City

3. The Office of the Solicitor General
   134 Amorsolo Street, Legaspi Village
   Makati City 1229

4. The Commission on Audit
   Batasan Hills, Diliman
   Quezon City 0880

5. The Committee on Energy
   House of Representatives
   Batasan Hills, Diliman
   1126 Quezon City

6. The Committee on Energy
   GSIS Building, Roxas Boulevard
   1307 Pasay City

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN THE MATTER OF THE APPLICATION FOR THE ISSUANCE OF CERTIFICATE OF PUBLIC CONVENIENCE AND NECESSITY FOR THE OPERATION OF ELECTRIC SERVICE IN MANDALUYONG CITY WITH PRAYER FOR PROVISIONAL AUTHORITY

ERC CASE NO. 2003-138

MANILA ELECTRIC COMPANY (MERALCO),
Applicant.

x-------------------------------x

O R D E R

This is an application filed on March 21, 2003 by applicant Manila Electric Company (MERALCO, for brevity, a domestic corporation duly organized and existing under the laws of the Republic of the Philippines and under due authority is operating an electric light, heat and power system in the City of Manila and other areas in Metro Manila and Island of Luzon) for the issuance of a Certificate of Public Convenience and Necessity (CPCN) for the operation of electric service in the City of Mandaluyong with prayer for provisional authority.

In the said application, applicant alleged, among other things, that the original franchise to operate electric service granted to it under Manila Ordinance No. 44 had a fifty (50) year term from March 24, 1903 to March 23, 1953 and renewed by Republic Act No. 150 for another twenty (20) years from the date of its expiration; that the last extension or renewal was made through Republic Act No. 4159 for another thirty (30) years; that its current legislative franchise will expire on March 24, 2003; that its legislative franchise covers the City of Manila and "suburbs" which are known as Pasay City, Quezon City, Caloocan City, Las Pinas City, Makati City, Mandaluyong City, Paranaque City, Malabon City and the Municipalities of Navotas and San Juan; that the coverage of its franchise to include these other areas as "suburbs" was upheld by the Supreme Court in the case of Manila Electric Company vs. Public Service Commission (16 SCRA 306, February 28, 1966); that the said franchise was filed and submitted to the then Public Service Commission (PSC); that thereafter, the corresponding CPCN for Mandaluyong City was issued by the PSC after due notice and hearing; that the aforesaid CPCN is set to expire on March 24, 2003 pursuant to the Decision of the then PSC dated December 22, 1966; that pursuant to Section 43 of Presidential Decree No. 269. otherwise known as the "National Electrification Decree", it filed on April 24, 2001 an application with the National Electrification Commission (NEC) for new franchise in order to continue the operation of electric light, heat and power in the City of Manila and 'suburbs"; that with the enactment of Republic Act No. 9136 also known as the "Electric Power Industry Reform Act of 2001" which took effect on 26 June 2001, NEC

motu proprio stopped all proceedings in its pending application for a new franchise for the City of Manila and suburbs considering that the power to grant franchises to person engaged in the transmission and distribution of electricity is now vested exclusively in the Congress of the Philippines and all laws inconsistent with the said act particularly, but not limited to, Section 43 of P.D. 269 are deemed repealed or modified accordingly; that pursuant to Section 27 of R.A. 9136, it applied with the Congress of the Philippines for a legislative franchise to construct, operate and maintain a distribution system in the cities/municipalities of Metro Manila , Bulacan, Cavite and Rizal (including the City of Manila and 'suburbs'), and certain cities/municipalities/barangays in Batangas, Laguna, Quezon and Pampanga; that the bill has now been approved on third reading by the Philippine Senate; that it shall continue to apply the rates it is presently implementing in the said area per rates schedules which were approved by the then Energy Regulatory Board in ERB Case No. 95-385 for residential and other customers, and ERB Case No. 97-18 for industrial and non-industrial customers, which rate schedules are identical to those presently applied in all of its existing franchise areas; that it has been, and still is financially and technically capable of operating and maintaining an electric light, heat and power system in Mandaluyong; and that the grant of CPCN to operate the electric service in Mandaluyong City will serve and promote public welfare in a suitable and adequate manner.

Finding the said application sufficient in form and substance with the required fees having been paid, the same is hereby set for hearing on April 21, 2003 at two o'clock (2:00 P.M.) in the afternoon at the ERC Hearing Room, 15th Floor, Pacific Center Building, San Miguel Avenue, Ortigas Complex, Pasig City.

The applicant is hereby directed to cause the publication of the attached Notice of Public Hearing at its own expense, once (1) in a newspaper of general circulation in the Philippines, at least five (5) days before the date of the initial hearing.

Let copies of the application, this Order and the Notice of Public Hearing be furnished the Office of the Solicitor General (OSG), the Commission on Audit (COA) and the Committees on Energy of both Houses of Congress who are requested to have their respective duly authorized representatives present at the said hearing.

Likewise, let copies of the application, this Order and the Notice of Public Hearing be furnished the Mayor of Mandaluyong City for the appropriate posting thereof on the bulletin board of the aforesaid city.

Evidence on the actual posting and publication of the Notice of Public Hearing consisting of certification issued to that effect, signed by the Mayor of Mandaluyong City or his duly authorized representative, bearing the seal of his office and the affidavit of the Editor or Business Manager of the newspaper wherein the said Notice of Public Hearing would be published together with the complete copy of the issue of the said newspaper, should be submitted to the Commission on the date of the initial hearing.

File No. 82-3237

In the meantime, after a careful review and perusal of the records of this case, including the verified affidavits and the schedule of services attached thereto, this Commission finds that the grant of a provisional authority will promote public interest and will ultimately redound to the benefit of the customers in the area concerned. Moreover, the said applicant will be able to continue rendering effective and reliable electric services to its customers without fear of disruption.

WHEREFORE, in view of the foregoing, the Commission, pursuant to Republic Act No. 9136, Section 8 of Executive Order No. 172, as amended, and the applicable provisions of the Public Service Act, as amended, hereby provisionally authorizes applicant Manila Electric Company (MERALCO) to continue to operate its electric service in Mandaluyong City pending final approval of its application for the issuance of CPCN.

Relative thereto, applicant is directed to submit its approved franchise as soon as the same becomes available.

SO ORDERED.

Pasig City, March 24, 2003.

LETICIA V. IBAY
Acting Chairman

MARY ANNE B. COLAYCO
Commissioner

OLIVER B. BUTALID
Commissioner

CARLOS R. ALINDADA
Commissioner

Njs/meralcoLaspinas

Copy furnished:

1. Atty. Raul G. Corralde
   Counsels for the Applicant
   8th Floor, Lopez Building
   Ortigas Avenue, Pasig City

2. The City Mayor
   Mandaluyong City

3. The Office of the Solicitor General
   134 Amorsolo Street, Legaspi Village
   Makati City 1229

4. The Commission on Audit
   Batasan Hills, Diliman
   Quezon City 0880

5. The Committee on Energy
   House of Representatives
   Batasan Hills, Diliman
   1126 Quezon City

6. The Committee on Energy
   GSIS Building, Roxas Boulevard
   1307 Pasay City

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN THE MATTER OF THE APPLICATION FOR THE ISSUANCE OF CERTIFICATE OF PUBLIC CONVENIENCE AND NECESSITY FOR THE OPERATION OF ELECTRIC SERVICE IN PARAÑAQUE CITY WITH PRAYER FOR PROVISIONAL AUTHORITY

ERC CASE NO. 2003-139

MANILA ELECTRIC COMPANY (MERALCO),
Applicant.
x- -x

O R D E R

This is an application filed on March 21, 2003 by applicant Manila Electric Company (MERALCO, for brevity, a domestic corporation duly organized and existing under the laws of the Republic of the Philippines and under due authority is operating an electric light, heat and power system in the City of Manila and other areas in Metro Manila and Island of Luzon) for the issuance of a Certificate of Public Convenience and Necessity (CPCN) for the operation of electric service in Parañaque City with prayer for provisional authority.

In the said application, applicant alleged, among other things, that the original franchise to operate electric service granted to it under Manila Ordinance No. 44 had a fifty (50) year term from March 24, 1903 to March 23, 1953 and renewed by Republic Act No. 150 for another twenty (20) years from the date of its expiration; that the last extension or renewal was made through Republic Act No. 4159 for another thirty (30) years; that its current legislative franchise will expire on March 24, 2003; that its legislative franchise covers the City of Manila and "suburbs" which are known as Pasay City, Quezon City, Caloocan City, Las Pinas City, Makati City, Mandaluyong City, Paranaque City, Malabon City and the Municipalities of Navotas and San Juan; that the coverage of its franchise to include these other areas as "suburbs" was upheld by the Supreme Court in the case of Manila Electric Company vs. Public Service Commission (16 SCRA 306, February 28, 1966); that the said franchise was filed and submitted to the then Public Service Commission (PSC); that thereafter, the corresponding CPCN for Parañaque City was issued by the PSC after due notice and hearing; that the aforesaid CPCN is set to expire on March 24, 2003 pursuant to the Decision of the then PSC dated December 22, 1966; that pursuant to Section 43 of Presidential Decree No. 269 otherwise known as the "National Electrification Decree", it filed on April 24, 2001 an application with the National Electrification Commission (NEC) for new franchise in order to continue the operation of electric light, heat and power in the City of Manila and 'suburbs"; that with the enactment of Republic Act No. 9136 also known as the "Electric Power Industry Reform Act of 2001" which took effect on 26 June 2001, NEC motu

proprio stopped all proceedings in its pending application for a new franchise for the City of Manila and suburbs considering that the power to grant franchises to person engaged in the transmission and distribution of electricity is now vested exclusively in the Congress of the Philippines and all laws inconsistent with the said act particularly, but not limited to, Section 43 of P.D. 269 are deemed repealed or modified accordingly; that pursuant to Section 27 of R.A. 9136, it applied with the Congress of the Philippines for a legislative franchise to construct, operate and maintain a distribution system in the cities/municipalities of Metro Manila , Bulacan, Cavite and Rizal (including the City of Manila and 'suburbs'), and certain cities/municipalities/barangays in Batangas, Laguna, Quezon and Pampanga; that the bill has now been approved on third reading by the Philippine Senate; that it shall continue to apply the rates it is presently implementing in the said area per rates schedules which were approved by the then Energy Regulatory Board in ERB Case No. 95-385 for residential and other customers, and ERB Case No. 97-18 for industrial and non-industrial customers, which rate schedules are identical to those presently applied in all of its existing franchise areas; that it has been, and still is financially and technically capable of operating and maintaining an electric light, heat and power system in Parañaque City; and that the grant of CPCN to operate the electric service in Parañaque City will serve and promote public welfare in a suitable and adequate manner.

Finding the said application sufficient in form and substance with the required fees having been paid, the same is hereby set for hearing on April 21, 2003 at two o'clock (2:00 P.M.) in the afternoon at the ERC Hearing Room, 15th Floor, Pacific Center Building, San Miguel Avenue, Ortigas Complex, Pasig City.

The applicant is hereby directed to cause the publication of the attached Notice of Public Hearing at its own expense, once (1) in a newspaper of general circulation in the Philippines, at least five (5) days before the date of the initial hearing.

Let copies of the application, this Order and the Notice of Public Hearing be furnished the Office of the Solicitor General (OSG), the Commission on Audit (COA) and the Committees on Energy of both Houses of Congress who are requested to have their respective duly authorized representatives present at the said hearing.

Likewise, let copies of the application, this Order and the Notice of Public Hearing be furnished the Mayor of Parañaque City for the appropriate posting thereof on the bulletin board of the aforesaid city.

Evidence on the actual posting and publication of the Notice of Public Hearing consisting of certification issued to that effect, signed by the Mayor of Parañaque City or his duly authorized representative, bearing the seal of his office and the affidavit of the Editor or Business Manager of the newspaper wherein the said Notice of Public Hearing would be published together with the complete copy of the issue of the said newspaper, should be submitted to the Commission on the date of the initial hearing.

In the meantime, after a careful review and perusal of the records of this case, including the verified affidavits and the schedule of services attached thereto, this Commission finds that the grant of a provisional authority will promote public interest and will ultimately redound to the benefit of the customers in the area concerned. Moreover, the said applicant will be able to continue rendering effective and reliable electric services to its customers without fear of disruption.

WHEREFORE, in view of the foregoing, the Commission, pursuant to Republic Act No. 9136, Section 8 of Executive Order No. 172, as amended, and the applicable provisions of the Public Service Act, as amended, hereby provisionally authorizes applicant Manila Electric Company (MERALCO) to continue to operate its electric service in Parañaque City pending final approval of its application for the issuance of CPCN.

Relative thereto, applicant is directed to submit its approved franchise as soon as the same becomes available.

SO ORDERED.

Pasig City, March 24, 2003.

LETICIA V. IBAY
Acting Chairman

MARY ANNE B. COLAYCO
Commissioner

OLIVER B. BUTALID
Commissioner

CARLOS R. ALINDADA
Commissioner

Njs/meralcoparañaque

Copy furnished:

1. Atty. Raul G. Corralde
   Counsels for the Applicant
   8th Floor, Lopez Building
   Ortigas Avenue, Pasig City

2. The City Mayor
   Parañaque City

3. The Office of the Solicitor General
   134 Amorsolo Street, Legaspi Village
   Makati City 1229

4. The Commission on Audit
   Batasan Hills, Diliman
   Quezon City 0880

5. The Committee on Energy
   House of Representatives
   Batasan Hills, Diliman
   1126 Quezon City

6. The Committee on Energy
   GSIS Building, Roxas Boulevard
   1307 Pasay City

File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

File No. 82-3237

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *April 4, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P72.584 Billion (as of February 28, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached PRESS RELEASE.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and Assistant Corporate Secretary

Date: April 4, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

1903-2003 MERALCO

PRESS RELEASE

ISSUE DATE:
REFER TO : E.O. CUNA
TEL. NO. 631-5557

April 4, 2003

The Manila Electric Company today allayed the fears of the public amid claims raised by some sectors specifically the National Association of Electricity Consumers for Reforms or NASECORE that there may be a whitewash in the investigation being made by the Independent Board Review Committee intiated by Meralco's management that is currently reviewing the contracts of Meralco with its IPP's.

Meralco Vice President and Director for Corporate Communication Elpi Cuna, Jr. said that "these contracts have been throughly reviewed by the Department of Energy (DOE) and the Energy Regulatory Commission (ERC) prior to its actual implementation and as a matter of fact NASECORE had all the opportunity to present their position before the regulatory body ."

He also said that the committee created by Meralco's Board of Directors which includes representatives from the Philippine Government is an independent body which will conduct its own inquiry into these contracts. None of the committee members are executives of Meralco.

The committee is composed of Landbank President and CEO Margarito Teves, Union Fenoza SA's Emilio Vicens and former Agriculture Secretary Carlos Dominguez.

The Committee has been given until June this year to come up with its findings and finalize the report.

"We understand the concern raised by Mr. Ilagan, however, this matter has already been acted upon by our Board of Directors whose members have a track record of independence and integrity. I believe this is already enough assurance that there will be no cover up in the inquiry," Cuna stressed.

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

File No. 82-3237

PSE #PO-005

2003 APR -8 PM 4:

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *April 8, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P72.584 Billion (as of February 28, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached MOTION FOR RECONSIDERATION and MOTION FOR LEAVE AND PERIOD TO FILE REPLY TO COMMENTS (G.R. Nos. 141314 and 141369).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

CAMILO D. QUIASON
Corporate Secretary and
General Counsel

Date: April 8, 2003

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

REPUBLIC OF THE PHILIPPINES
SUPREME COURT
MANILA

THIRD DIVISION

REPUBLIC OF THE PHILIPPINES,
ET. AL.,
Petitioners,

- versus - G.R. NO. 141314

MANILA ELECTRIC COMPANY,
Respondent.
x -- x

LAWYERS AGAINST MONOPOLY AND POVERTY (LAMP), ET AL.,
Petitioners,

- versus - G.R. NO. 141369

MANILA ELECTRIC COMPANY,
Respondent.
x -- x

MOTION FOR RECONSIDERATION

Respondent MANILA ELECTRIC COMPANY (MERALCO), by counsel, to the Honorable Court respectfully states: That –

1. It received on March 17, 2003 a copy of the Resolution of the Honorable Court dated February 12, 2003, denying Respondent's Motion to Refer Cases to the Honorable Court En Banc "for lack of merit".

2. Respondent's motion was premised on, among others, Article VIII, Section 4, of the 1987 Constitution, which provides that-

x x x

> **"Provided, that no doctrine or principle of law laid down by the court in a decision rendered en banc or in division may be modified or reversed except by the court sitting en banc."**

and the Honorable Court's Resolution dated November 23, 1993 which provides, among others, that the Court shall hear and decide en banc -

> "7. **Cases where a doctrine or principle laid down by the Court en banc or in division may be modified or reversed."**

3. The November 15, 2002 Decision rendered by the Third Division of the Honorable Court modified or reversed doctrines or principles previously laid down by the Court, such as the well established doctrine that public utilities are entitled to a 12% return on rate base:

> "In following the doctrine of this Supreme Court, the Public Service Commission can hardly be accused of abuse of discretion. In our previous decision in 1966, Manila Electric Co. vs. Public Service Commission, G.R. No. L-24762, 14 November 1966, 18 SCRA 651, objections raised against the 12% rate of return, identical to those interposed in the present case, were examined and overruled. This Court, per the present Chief Justice Concepcion, then ruled:
>
>> 'With respect to the return allowable to the MERALCO it is urged that the rate authorized by the PSC in higher than that prevailing in the United States. It is well settled, however, that the rate of return permissible depends upon existing conditions. **In the Philippines, our decisions have consistently adopted the 12% rate for public utilities and the PSC has done no more than adhere to the established jurisprudence thereon. Indeed, the GAO report concedes that 12% is the fair rate of return for the Meralco.'** (41 SCRA 643, 660, citing Manila Electric Company vs. Public Service Commission, 18 SCRA 651, 664-665, emphasis supplied).

4. One very significant development in the instant cases transpired after the issuance by the Court of the aforementioned Resolution dated February 12, 2003.

On March 7, 2003, the Office of the Solicitor General (OSG) filed with the Honorable Court petitioner's Comment on the December 5, 2002 Motion

for Reconsideration of petitioner (the Comment); respondent received a copy of said Comment on March 17, 2003.

5. In said Comment, the Energy Regulatory Commission (ERC), which stepped into the shoes of the Energy Regulatory Board (ERB) upon the latter's abolition by virtue of Republic Act No. 9136 (the Electric Power Industry Reform Act of 2001), in effect stated that the February 16, 1998 decision of the ERB, with respect to the treatment of income tax for rate determination, **IS WRONG**.

6. It will be recalled that, on February 16, 1998, the ERB rendered a decision wherein respondent's income tax payments were disallowed as expense in fixing the latter's rates.

The Court of Appeals reversed said decision; the ERB, in behalf of the Republic, questioned such reversal in G.R. No. 141314.

7. The Honorable Court in turn reversed the decision of the Court of Appeals and corresponding affirmed the February 16, 1998 decision of the ERB.

8. In the Comment, the ERC expressed its disagreement with the aforesaid decision of its predecessor and with the position of its counsel, the OSG, by saying that income tax may be recovered albeit not as an expense, but as a **reasonable cost** (which, for purposes of the instant cases, mean the same as both are deductions from revenue).

The ERC said –

> "Seemingly, this Honorable Court has not absolutely upheld the position that income tax cannot be recovered by a public utility by any means. This Honorable Court has not lost sight of the principle that '[I]n the fixing of rates, the only standard which the legislature is required to prescribe for the guidance of the administrative authority is that the rate be reasonable and just. It has been held that even in the absence of an express requirement

as to reasonableness, this standard may be implied. What is just and reasonable rate is a question of fact calling for the exercise of discretion, good sense, and a fair, enlightened and independent judgment.' (Decision dated November 15, 2002, p.7)

R.A. No. 9136 mandates the Commission to 'establish and enforce a methodology for setting x x x retail rates for the captive market of a distribution utility, taking into account all relevant considerations, x x x. The rates must be such as to allow the recovery of just and reasonable costs and a reasonable return on rate base (RORB) to enable the entity to operate viably. **In view of this provision of the law, there seems to be no need to comment on whether income tax is an expense or not, the issue being whether income tax is reasonable cost or not. Since taxes are imposed by law, it would be very difficult to defend a position that income taxes are not reasonable costs.**

However, although it appears that the current legislation uphold the Galveston theory that income taxes are recoverable costs, it would not be amiss to emphasize that what should be recovered as reasonable costs are actual tax payments and not merely estimates as proposed by MERALCO when it filed the application.

Further analysis may reveal a discrepancy between the estimated income tax included in MERALCO's rates and its actual income tax payments during the same period." (emphasis supplied)

In this regard, respondent is completely amenable to limiting its recovery of income tax to actual payments thereof, consonant with the ERC's position.

9. Relevantly, in the Comment, the ERC completely agrees that the November 15, 2002 Decision modified and reversed the doctrine laid down in **Republic vs. Medina** with respect to the allowed rate of return of 12%, to wit:

"This Honorable Court aptly stated that '[R]ate regulation is the art of reaching a result that is good for the public utility and is best for the public' (Decision dated November 15, 2002, p. 12). This is a recognition that both the public utility and the public must be protected under the law by ensuring that a public utility is allowed a reasonable return to be able to operate viably and the public is assured of reliable supply of electricity at reasonable costs.

This Honorable Court made reference to the case of Republic vs. Medina, [41 SCRA 643 (1971)] which touches on the reasonableness of the allowance rate of return and which in effect affirms that 12% is a fair RORB. It is worthy to note that the Medina case was penned at a time when public utilities were not yet subject to income tax. However, when the subject case was

filed by MERALCO, the public utilities were already subject to income tax at a rate equivalent to one third of the taxable income. This shift in tax policy changes the circumstances in assessing the reasonableness of the 12% RORB.

The determination of whether a public utility is getting a reasonable return is measured through the RORB. This Honorable Court adopted 12% as being a reasonable RORB. This Honorable Court adopted 12% as being a reasonable RORB under the cases of Republic vs. Medina [41 SCRA 643 (1971)] and Manila Electric Company vs. Public Service Commission [18 SCRA 651 (1966)]. The latter case went even further by stating that 'x x x the revised rates authorized in the decisions of March 15, 1965, were substantially supported by the policy authorizing the MERALCO to secure a net return of 12% on the present or market value, x x x, of its property devoted to public service.' **Thus, MERALCO was correct to say that '[C]onsidering that the income tax payments of public utilities constitute one-third of their net income, this means that they will get, not the 12% of the RORB allowed them, but only about eight percent (8%).'** (Motion for Reconsideration dated December 5, 2002, p. 16).

If public utilities, like MERALCO, will only be allowed an RORB reduced by tax to 8%, then this rate of return has to be analyzed further. It is an accepted fact that a rate of return to equity investors must be higher than the rate given to debt, otherwise, no one would invest in equity since debt is less risky. Interest rates at the time the case was filed by MERALCO were definitely higher than the present interest rates.

It is therefore apparent that if income tax will not be allowed as a recoverable item, then the 12% RORB may no longer be appropriate.

10. Moreover, it must be pointed out that, in **Republic vs. Medina**, the Honorable Court affirmed that franchise tax, a commutative tax which commutes, among others, income tax, is allowed as an operating expense (at 664).

11. Clearly, the situation at this time is that both the respondent and the petitioner (in G.R. No. 141313) agree that the Third Division of the Honorable Court erred in disallowing income tax for rate determination and, thereby, modified and reversed doctrines established in previous decisions of the Court.

With utmost respect, respondent submits this situation renders the instant cases "of sufficient importance to merit (the Court en banc's) attention." (No. 9, November 23, 1993 Resolution).

In short, the cases deserve a "second look" being taken by the entire Court.

PRAYER

WHEREFORE, it is most respectfully prayed that the denial of respondent's Motion to Refer Cases to the Honorable Court En Banc be reconsidered.

Respondent further prays for such other relief as the Honorable Court may deem equitable.

Pasig City for Manila, April 1, 2003.

QUIASON MAKALINTAL BAROT
TORRES & IBARRA
Counsel for MERALCO
21st Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Street
1605 Ortigas Center, Pasig City

By:

MANUEL L.M. TORRES
ROLL OF ATTORNEYS NO. 25410
PTR NO. 1407166; 1/08/03
PASIG CITY
IBP NO. 570018; 12/26/02
QUEZON CITY

EXPLANATION

Due to the volume of pleadings, motions and other correspondence filed or sent by the Firm daily, counsel is constrained to serve a copy of this Motion to the other parties by registered mail instead of by personal service.

MANUEL L.M. TORRES

Copy furnished:

OFFICE OF THE SOLICITOR GENERAL
134 Amorsolo Street, Legaspi Village
1229 Makati City

ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

PUNO AND PUNO
Counsel for Intervenor
12th Floor, East Tower, PSE Centre
Exchange Road, Ortigas Center
1605 Pasig City

THE COURT OF APPEALS
1000 Manila
(CA-G.R. SP No. 46888)

CEFERINO PADUA LAW OFFICE
Counsel for LAMP
Suite 6-D, 6/F, G.E. Antonino Bldg.
T.M. Kalaw St., Ermita
1000 Manila

sally[mt] motion for recon. [MER-II.CO]

REPUBLIC OF THE PHILIPPINES
SUPREME COURT
MANILA

THIRD DIVISION

REPUBLIC OF THE PHILIPPINES,
ET. AL.,
Petitioners,

- versus - G.R. NO. 141314

MANILA ELECTRIC COMPANY,
Respondent.
x -- x

LAWYERS AGAINST MONOPOLY AND
POVERTY (LAMP), ET AL.,
Petitioners,

- versus - G.R. NO. 141369

MANILA ELECTRIC COMPANY,
Respondent.
x -- x

MOTION FOR LEAVE AND PERIOD TO FILE REPLY TO COMMENTS

Respondent MANILA ELECTRIC COMPANY (MERALCO), by counsel, to the Honorable Court respectfully states: That –

1. It received on March 17, 2003 the Comment of petitioner (in G.R. No. 141314) to respondent's December 5, 2002 Motion for Reconsideration, and on March 3, 2003 a similar Comment of petitioners in G.R. No. 141369.

2. Respondent sees the necessity to respond to the various arguments raised in said Comment, but needs time to do so.

PRAYER

WHEREFORE, respondent respectfully prays for leave to file a Consolidated Reply to the aforesaid Comments, and for a period of twenty (20) days from today to do so.

Respondent further prays for such other relief as the Honorable Court may deem equitable.

Pasig City for Manila, April 1, 2003.

QUIASON MAKALINTAL BAROT
TORRES & IBARRA
Counsel for MERALCO
21st Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Street
1605 Ortigas Center, Pasig City

By:

MANUEL L.M. TORRES
ROLL OF ATTORNEYS NO. 25410
PTR NO. 1407166; 1/08/03
PASIG CITY
IBP NO. 570018; 12/26/02
QUEZON CITY

EXPLANATION

Due to the volume of pleadings, motions and other correspondence filed or sent by the Firm daily, counsel is constrained to serve a copy of this Motion to the other parties by registered mail instead of by personal service.

MANUEL L.M. TORRES

Copy furnished:

OFFICE OF THE SOLICITOR GENERAL
134 Amorsolo Street, Legaspi Village
1229 Makati City

ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

PUNO AND PUNO
Counsel for Intervenor
12th Floor, East Tower, PSE Centre
Exchange Road, Ortigas Center
1605 Pasig City

THE COURT OF APPEALS
1000 Manila
(CA-G.R. SP No. 46888)

CEFERINO PADUA LAW OFFICE
Counsel for LAMP
Suite 6-D, 6/F, G.E. Antonino Bldg.
T.M. Kalaw St., Ermita
1000 Manila

sally[mt] motion for leave (MER ILCO)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

File No. 82-3237

PSE #P0-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *April 10, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P72.584 Billion (as of February 28, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached copy of the MOTION FOR RECONSIDERATION filed with the Energy Regulatory Commission (ERC Case Nos. 2001-646 and 2001-900).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

CAMILO D. QUIASON
Corporate Secretary and
General Counsel

Date: April 10, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

REPUBLIC OF THE PHILIPPINES
ENERGY REGULATORY COMMISSION
SAN MIGUEL AVENUE, PASIG CITY

IN THE MATTER OF THE APPLICATION FOR APPROVAL OF REVISION OF RATE SCHEDULES AND APPRAISAL OF PROPERTIES WITH PROVISIONAL AUTHORITY

ERC CASE NO. 2001-646

IN THE MATTER OF THE APPLICATION FOR APPROVAL OF THE REVISED RATE SCHEDULES IN COMPLIANCE WITH SECTION 36 OF REPUBLIC ACT NO. 9136 AND ERC ORDER DATED OCTOBER 30, 2001, AND FOR APPROVAL OF APPRAISAL OF PROPERTIES, WITH PRAYER FOR PROVISIONAL AUTHORITY

ERC CASE NO. 2001-900

MANILA ELECTRIC COMPANY (MERALCO),

Applicant.

x---x

MOTION FOR RECONSIDERATION

APPLICANT Manila Electric Company (MERALCO, for brevity), by counsel, respectfully submits the following Motion for Reconsideration of the March 20, 2003 Decision of the Honorable Commission (the Decision, for brevity) which it received on March 25, 2003.

<u>Preliminary Statement</u>

In the Commission's Comment on MERALCO's motion for reconsideration of the decision in G.R. No. 141314, it found occasion to cite Section 43(f) of R.A. 9136, which provides in part –

> *"x x x The rates must be such as to allow the recovery of just and reasonable costs and a reasonable return on rate base (RORB) to enable the entity to operate viably."*

Significantly, the Commission stated in said Comment that income tax is a reasonable cost and hence may be recovered from utility rates. It moreover said that if income tax is not recovered, then the 12% RORB, which has been established by jurisprudence as reasonable, would have been in effect reduced to only about 8% and thus "may no longer be appropriate".

By so saying, the Commission has set a perspective in which utility rates are to be fixed.

With due respect, the Decision completely disregarded this perspective.

Even as the Decision declares that the rates approved therein **maintained** the 12% RORB (which, as the Commission itself pointed out in its comment was based on the "*Medina* case (that) was penned at a time when public utilities were not yet subject to income tax"), it still disallowed income tax recovery from electric rates.

Furthermore, the 12% RORB (again, as affirmed by **Republic vs. Medina**) considers a two month working capital allowance; this was

practically obliterated when the Decision totally disallowed the cost of purchased power from working capital.

In addition, other disallowances further reduced the RORB.

It is in the light of the foregoing that a reconsideration of the Decision is respectfully sought.

DISCUSSION

MERALCO respectfully seeks reconsideration of the following conclusions or rulings in the Decision –

I

DISALLOWANCE OF INCOME TAX

> *MERALCO included Php 17,224,827,943 of income taxes as an operating expense in the calculation of its revenue requirements. This issue is currently the subject of a motion for reconsideration before the Supreme Court. Since this issue is pending before the Supreme Court, the Commission does not deem it appropriate to comment on the merits of the issue.* ***The Commission calculated the revenue requirement for this case by excluding income tax as an operating expense*** *consistent with the Supreme Court's decision. Should the Supreme Court reverse the decision released on November 15, 2002, MERALCO may file a petition to adjust its rates to include an appropriate amount of income taxes in accordance with the Court's ruling. (p. 64 emphasis supplied)*

A. **The exclusion of income tax as an operating expense is contrary to law and jurisprudence; this has been acknowledged by the Honorable Commission itself.**

On March 7, 2003, the Office of the Solicitor General (OSG) filed, in behalf of the Honorable Commission (as successor of the then

Energy Regulatory Board or ERB), a Comment on MERALCO's motion for reconsideration of the decision in G.R. No. 141314. Significantly, in said Comment, the Commission expressed a position which, with respect to the income tax issue in said Supreme Court case, is completely opposite that espoused by the ERB and the OSG.

The Honorable Commission stated there –

Income taxes are not operating expenses but are reasonable costs

The Commission has a natural reluctance to comment on the previous rulings made by its predecessors on the issue on whether income tax is recoverable from revenues of a public utility to determine its rate of return, for several reasons: a) its predecessors adopted two (2) opposing views on the matter: one view permits income tax to be recovered following the Galveston theory and another view does not permit income tax to be recovered rejecting the Galveston theory; and b) recent developments have occurred, particularly, the passage of Republic Act No. 9136 (R.A. No. 9136), the Electric Power Industry Reform Act of 2001). Be that as it may, this Honorable Court required the Commission to do so and thus, it complies.

The Commission wished to address the issue by taking into consideration its new mandate under R.A. No. 9136, particularly, Section 43 (f) thereof which mandates it to "establish and enforce a methodology for setting xxx retail rates for the captive market of a distribution utility, taking into account all relevant considerations, xxx. ***The rates must be such as to allow the recovery of just and reasonable costs and a reasonable return on rate base (RORB) to enable the entity to operate viably****." The Commission's comment, therefore, focuses on a) recovery of just and reasonable cost; and b) allowing a reasonable rate of return*

a) Recovery of just and reasonable cost

The Commission believes that there is still no categorical determination on whether income tax should indeed be deducted from the revenues of a public utility. This can be gleaned from the statement of this Honorable Court that "MERALCO likewise cites decision of the ERB allowing the application of a tax recovery clause for the imposition of a additional charge on consumers for taxes paid by the public utility. A close look at these decisions will show they are inappropos. In the said case, the ERB approved the adoption of a formula which will allow the public utility to recover from its customers taxes already paid by it. However, in the cases at bar, the income tax component added to the operating expenses of a public utility is based on an estimate of approximate figure of income tax to be paid by the public utility." (Decision dated November 15, 2002, p. 14)

Seemingly, this Honorable Court has not absolutely upheld the position that income tax cannot be recovered by a public utility by any

means. This Honorable Court has not lost sight of the principle that "[I]n the fixing of rates, the only standard which the legislature is required to prescribe for the guidance of the administrative authority is that the rate be reasonable and just. It has been held that even in the absence of an express requirement as to reasonableness, this standard may be implied. What is just and reasonable rate is a question of fact calling for the exercise of discretion, good sense, and a fair, enlightened and independent judgment." (Decision dated November 15, 2002, p. 7)

R.A. No. 9136 mandates the Commission to "establish and enforce a methodology for setting xxx retail rates for the captive market of a distribution utility, taking into account all relevant considerations, xxx. The rates must be such as to allow the recovery of just and reasonable costs and a reasonable return on rate base (RORB) to enable the entity to operate viably." In view of this provision of the law, there seems to be no need to comment on whether income tax is an expense or not, the issue being whether income tax is reasonable cost or not. Since taxes are imposed by law, it would be very difficult to defend a position that income taxes are not reasonable costs.

However, although it appears that the current legislation upholds the Galveston theory that income taxes are recoverable costs, it would not be amiss to emphasize that what should be recovered as reasonable costs are actual tax payments and not merely estimates as proposed by MERALCO when it filed the application.

Further analysis may reveal a discrepancy between the estimated income tax included in MERALCO's rates and its actual income tax payments during the same period.

In short, the Commission has determined that income taxes paid by MERALCO is a "**reasonable cost**" that is recoverable from rates.

More importantly, it said that R.A. 9136 empowers it to make that determination.

The Commission likewise made clear that even the November 15, 2002 decision of the Supreme Court allowed the recovery of income tax, if the recovery is based on actual payments, and not estimates or approximations.

The Commission could have taken the line of least resistance by simply allowing the OSG to reiterate in the Comment the position of its predecessor. Instead, fully aware that going against the ruling of the

ERB would be very unpopular, the Commission admirably chose to say what it believes is correct.

With utmost respect, MERALCO only asks the Honorable Commission **to follow what it believes is correct.**

To recapitulate, the Commission believes –

1. That the November 15, 2002 Supreme Court decision allows the recovery of income tax, provided that only income taxes actually paid may be recovered. The proscription against income tax recovery applies only to those based on "**an estimate or approximate figure**".

2. That income tax is a "just and reasonable cost" which the law, particularly section 43 (f) of Republic Act No. 9136, allows to be recovered from rates.

The fact that the Commission has made a determination that income tax is recoverable as part of rates is clearly demonstrated by the Uniform Filing Requirements (UFRs) it prescribed as guidelines for the rate unbundling process mandated by Republic Act No. 9136.

Part of the UFRs is the following –

> *"FUNCTIONALIZED HISTORICAL TEST YEAR EXPENSES*
>
> *Line 251 through line 336 of this schedule shall summarize the utility's expenses for the Historical Test Year, with each component of expenses separated into generation, transmission, distribution, supply, and metering functions according to the general instructions above. These lines shall show all expense and revenue (credit) items not classified elsewhere. Revenue credits shall be functionalized to the distribution function in a fashion consistent with RA 9136, Sec. 26. The following grouping of accounts shall be provided to indicate how each major component of expense and each of its constituent accounts is functionalized:*
>
> *Line 251 to Line 329: Operations and Maintenance.*
> *Line 332 to Line 340: Customer Accounts Expenses.*
> *Line 345 to Line 360: Administrative and General Expenses.*

Line . /2 to Line 481: Payroll Expense Distribution.
Line 491 to Line 561: Depreciation Expense (not applicable to the electric cooperatives).
Line 568: Income Taxes.
Line 571: Other Expenses Not Reported Elsewhere.
Line 575: Revenues (credits)"

[UFRs, pages 4 and 5, emphasis supplied]

It will thus be wholly consonant with the law and the Supreme Court decision for the Commission to allow recovery of actual income tax payments in the above-captioned cases, and inconsistent if income tax is excluded, as the Decision does.

Even assuming, arguendo, that the Supreme Court decision in G.R. No. 141314 absolutely disallows recovery of income tax, whether based on actual payment or on an estimate, that decision pertains to rates fixed prior to RA 9136. On the other hand, as the Commission itself expressed in its Comment, RA 9136 has given the Commission a *new mandate to establish and enforce* a methodology for setting rates that "*allow the recovery of just and reasonable costs*". The case before the Commission which is the subject of this Motion for Reconsideration is the unbundling of rates prescribed by RA9136.

II

DISALLOWANCE OF PURCHASED POWER COST

Based on MERALCO's current billing and collection practices, there appears to be no cash working capital requirement associated with purchased power. The only potential finance costs associated with purchased power would be costs caused by customers who do not pay their bills in accordance with MERALCO's collection policies. MERALCO's customers who do pay on time should not be penalized because other customers failed to comply with MERALCO's payment schedule. If additional finance costs are

incurred because of late payment of bills, these costs should be recovered in the form of penalties for late payment. Therefore, the formula for the calculation of the cash working capital allowance is modified by excluding purchased power costs. This modification would reduce the cash working capital allowance for MERALCO by Php 92,362,390. (P. 75)

A. The total disallowance of cost of purchased power from cash working capital radically changes the RORB formula.

The Decision states that "*the Commission maintained the rate of return at 12%.*" (page 78, emphasis supplied).

The RORB that a utility is entitled to has been established and confirmed by numerous decisions of the then Public Service Commission, which have been affirmed by the Supreme Court in a number of cases, notably the **Republic vs. Medina** (41 SCRA 643) and the **Manila Electric Company vs. Public Service Commission** (18 SCRA 651) cases and, subsequent thereto, decisions of other predecessors of this Honorable Commission. The principle enunciated in all these decisions have remained unchanged until now – that "a public utility is entitled to receive a reasonable return on its investment, equivalent to 12% on the rate base, the present market or replacement value of the properties devoted to the service less depreciation, plus operating capital equivalent to 2 months operating expenses."

This translates to the formula –

RORB = Operating Income
i.e., Revenues less Operating Expenses

Rate Base i.e., value of property entitled to return **plus two months working capital**

It has been through the consistent application of this formula that electric rates have been fixed for decades.

By totally disallowing the cost of purchased power component of the working capital allowance, the Honorable Commission has radically departed from the RORB formula. In MERALCO's case, purchased power is 92.5% of working capital; by disallowing purchased power, the Commission has thus practically obliterated working capital from the RORB formula.

B. The disallowance of purchased power denies MERALCO of due process.

As aforementioned, the Honorable Commission radically changed the RORB formula (which, at the risk of being repetitious, is firmly entrenched in jurisprudence) by disallowing cost of purchased power from working capital. Such change was done without MERALCO being afforded its right to notice and hearing, an essential requisite of due process in administrative proceedings:

> *"The procedure of administrative tribunals must observe the fundamentals of fair play, which require that the interested parties be afforded an opportunity for hearing and that their judgment express a reasoned conclusion. (***Federal Communication Commission vs. Footsville Broadcasting Co.***, 309 U.S. 134)*
>
> *When an administrative proceeding is quasi-judicial in character, a fair and open hearing is essential to the validity of the proceeding. (***Morgan, et al. vs. United States***, supra).*
>
> *The right to a hearing embraces not only the right to present evidence but also a reasonable opportunity to know the claims of the opposing party and to meet them. The right to submit arguments implies that opportunity, otherwise the right may be a barren one. Those who are brought into contest with the government in a quasi-judicial proceeding aimed at the control of their activities are entitled to be fairly advised of what the government proposes and to be heard*

upon its proposal before it issues its final command." (Ibid.). (Martin and Martin, Administrative Law, 1989 ed., p. 33)

C. The disallowance is based on the wrong premise that MERALCO needs no cash working capital for purchased power.

The "actual net lag days" method was based on the ideal situation, i.e. customers pay on time; and that MERALCO disconnects immediately if the customer cannot pay on schedule. This ideal, however, is far from the actual situation. This is supported by the fact that MERALCO's Day sales receivable (DSR) for the last four (4) years averaged between 19 to 22 days. (Refer to Annex "A"). At any point in time, therefore, MERALCO has set aside permanent working capital equivalent to the purchased power for the 19 to 22 days-sales receivable.

D. The "individualized" working capital allowance for purchased power serves as a disincentive for efficiency.

As pointed out above, jurisprudence has established a standard working capital allowance of 60 days. The Honorable Commission deviates from this standard; for that matter, it does away with any standard.

This indicates the intent on the part of the Commission to fix the working capital allowance (with respect to cost of purchased power) on the basis of the "actual net lag days" of each utility. This will have the effect of giving premium for inefficiency, and penalizing efficiency, as one with a shorter actual net lag will be entitled to a lesser allowance.

Since MERALCO, according to the decision, has in effect a zero "actual net lag days" then it was given a zero allowance for purchase power.

With due respect, this is regressive; this simply goes against the concept of performance-based regulation, a method the Commission is in fact contemplating to adopt, as the Decision itself states.

III

OTHER DISALLOWANCES

A. 5% Allowance for Overvaluations:

> *"The past practice of the former ERB was to reduce the adjusted (net of disallowances) plant, property, and equipment in service by 5% of the appraisal increase considering that appraisals are, by their very nature, estimates. Said 5% serves as an allowance for overstatement of values." (p. 73)*

MERALCO begs to disagree:

1. **The 5% disallowance has not been previously applied to MERALCO.**

Records of the Commission will indubitably show that the past practice of the former ERB to reduce the appraisal increase by 5%, had never been applied in any rate application of MERALCO.

Significantly, said disallowance was likewise not made by the Honorable Commission in its decision in the unbundling application of the National Power Corporation (ERC Case No. 2001-901).

2. **The disallowance is unfair and unreasonable**

It must be noted that the Decision considered the sound value appraisal of MERALCO's plant in service, as contained in an appraisal report prepared by Asian Appraisal Co., Inc., which applied the

prevailing exchange rate as of the value date, September 17, 1999, of P40.081 to One US Dollar. It should likewise be noted that, from that time up to the present, the Peso has severely deteriorated to almost P54.00, or by more than 30%.

It is a basic principle in utility rate making that a utility is entitled to a return on the present value of its property in service. Thus, in determining the rates to be charged by MERALCO in this case, the property in service could have been valued at the current exchange rate, except for the lag in the appraisal process, given the sheer quantity of MERALCO's assets.

As it were, an exchange rate much below what is current was used, resulting in values being understated. Rather than correct such understatement, a deduction of an arbitrary figure of 5% (as applied to the appraisal increase) was even made.

3. **The 5% disallowance has no legal or factual basis.**

The Commission adopted a so called "practice" of the ERB. This practice, in turn, is premised on a misconception that appraisals are mere estimates, necessitating the need for an allowance for overstatement of values.

Conceding, arguendo, that an appraisal is an estimate, such will not justify the 5% disallowance since an estimate could either be on the high side or low side.

In the context of the Decision, the term estimate is taken as synonymous to guesswork. This is however not accurate and grossly unfair to appraisers. Property appraisal is a recognized profession

involving specialized expertise, one that is governed by strict standards and procedures, and somewhat akin to the accounting profession. It is precisely in recognition of the appraisal's expertise that the EPIRA specifically required that the revaluation of eligible assets shall be undertaken by an independent appraisal company. If the Commission accepts financial statements audited and certified by independent CPAs without any disallowance for assumed errors, appraisal reports should similarly be entitled to the same acceptance.

B. Construction Work in Progress (CWIP)

> *MERALCO's CWIP per book amounts to Php 7,125,421,127 as of December 31, 2000. However, submitted supplemental documents show that as of June 30, 2002, a total amount of Php 3,234,296,000 were placed in service. As such, the Commission excluded the amount of Php 3,891,125,127 from the rate base. (p. 76)*

Records of MERALCO show that, during the period July 1, 2002 to February 28, 2003, an additional amount of P 1,694,563,448 of CWIP was completed and placed in service, the details of which are shown in Annex "B".

Based on the foregoing, the CWIP disallowance should only be P2,196,561,263.

C. Proportionate Value of Land – Meralco Theatre

Listed in Table 13 are pieces of land the allowed values of which were reduced to correspond with the partial disallowances on the structures constructed thereon. Among these is the land on which the Meralco Theatre stands. In this case, the disallowance was based on the total floor area of the theatre which is 3,034.9 sq. meters. This is

however improper; since the theatre only occupies 2,034.91 sq meters, that is the land area that should be proportionately disallowed, not the total area.

Attached hereto as Annexes "B-1" and "B-2" is a computation of the correct proportionate disallowance.

D. Disallowance in Meralco's land and land rights (pp.68-70)

The land and land rights enumerated in Table 15 were disallowed because they were idle or because the constructions thereon were still in progress. Subsequent to the inspection by the Commissioner's staff, said constructions were completed and the land on which the constructions stand are therefore now in service.

Hence, the same, valued at a total of P119,071,585 should be included as part of the rate base.

Attached hereto as Annex "C" is a list of said land and land rights together with the corresponding amounts and explanations.

E. Ogden Quezon Power, Inc. (now Quezon Power (Philippines) Limited Co. (Qpl)) Transmission Lines Cost

> *In view of the significant concerns about the costs associated with the Ogden Quezon Power transmission line, the Commission believes that it is necessary to undertake a thorough investigation of all the circumstances surrounding the construction of the line and the development of the rates being charged for its usage. These concerns lead the Commission to believe that the cost of the Ogden QuezOn Power Transmission line may be significantly overstated.*
>
> *Therefore, the Commission is constrained to limit the costs associated with the Ogden QuezOn transmission line to only US$6,097,164 computed as the annual payment due Ogden Power at US$508,097 per month. Further 4ecovery of the Ogden Power transmission related costs over and above this level of US$6,097,164 would be deferred until such t8ime as the Commission has completed its investigation and makes a determination as to*

the appropriate level of costs, which would be reasonably recovered, from customers. The investigation will also include all costs associated with this transmission line, which have already been recovered by Meralco through its PPA (pp. 59-60, emphasis supplied)

1. In this regard, the Honorable Commission's attention is invited to the Memorandum dated April 8, 2003, submitted by QPL to MERALCO (a copy of which is hereto attached as Annex "D".

2. In the interest of transparency, MERALCO respectfully suggests that the Honorable Commission permit QPL to confirm directly to the Honorable Commission the matters set out in Annex D and all matters relating and relevant thereto.

F. Meter inventory

> *The Commission noted an average increase of 0.4% in the number of customer per month. However, said increase in the number of customers does not justify the increase in the number of meters in MERALCO's inventory. Even taking into consideration said increase and adopting the two (2) month inventory allowed for utilities, MERALCO still has an excess meter inventory of 176,771 which is equivalent to Php 334,144,092. Thus, the sound value of meters was adjusted downward by Php 343,656,491 representing the total sound value of retired and excess meter inventory. (p. 72)*

MERALCO begs to disagree with this disallowance.

The Commission's findings as to a 0.4% growth and 2-month safety stock level would only allow MERALCO to maintain a level of 29,379 meters based on the year 2000 number of customers.

The important factors that influence MERALCO's desired level of spare meters are the logistical issues related to the re-ordering process for both local and imported meters, the rehabilitation of old meters and

the maintenance of stocks in thirty five (35) Branch and Extension offices, ten (10) Logistics offices and various inspection teams franchise wide. These offices are spread over 9,337 square kilometers of service area, from the tip of Bulacan in the north to down south in Quezon. Given the daily requirement for the installation and maintenance of meters, the process also requires a time_period that would allow the processing of meters for installation and_removal, evaluation, testing and documentation.

MERALCO's Corporate Meter undertakes the following standard procedures as the control center for meters. At any point in time, spare meters (brand new and those removed from installations) are in different stages of the process mentioned below.

a. Received for sorting
b. Calibrated-Contractor
c. Sorted for Repair
d. Sorted for as found
e. Sorted for calibration
f. For disposal
g. Junk
h. For verification
i. Defective
j. Tested OK
k. Tampered
l. With court case
m. For repair
n. Repaired
o. Issued for calibration
p. For test
q. Sorted for recondition
r. Issued to contractor
s. Received for calibration
t. Rework
u. For calibration
v. Repaired for calibration
w. Recycled

The basis therefore of a two (2) months safety stock is only applicable to brand new meters; it does not consider spare meters undergoing restoration and calibration, the latter being a requirement imposed by the Commission.

On the other hand, the sound value per meter used by the Commission of about 1,900 pesos is overstated considering that the average price of all new meters using prevailing rates is only about 1,500 pesos.

Based therefore on the foregoing, the level of spare meters should equal the average monthly new installation (35,298 in 2001) plus three (3) months equivalent of meters removed for maintenance and restoration (1.68% of total existing installations or 63,926 in 2001). In total, the desired level of spare meters will approximate to 99,224.

IV

SYSTEM LOSS AND COMPANY USE

> *The Commission decides to retain the system loss cap prescribed under Rule IX Section 1 of the implementing Rules of Republic Act No. 7832 pending the conduct of a comprehensive study on the matter. Hence, the Commission sets the maximum allowance cap for system loss at 9.5% instead of the 11.5% proposed herein by MERALCO and allowed actual company usage or 1% of total kilowatthour purchased, whichever is lower. In this case, MERALCO's actual company usage of 0.25% for the year 2000 is less than the allowance cap of 1%. Thus, the Commission used said lower figure. (p. 56)*

Consonant with the provision of Section 10 of Republic Act No. 9136 authorizing the Commission to determine revised caps on recoverable system losses "based on load density, sales mix, cost of

service, delivery voltage and other technical considerations?, MERALCO proposed a new system loss cap of 11.5%, to replace the existing 9.5% cap.

As the Decision states, the Commission deferred action on MERALCO's proposal to increase the cap until after a "*comprehensive study on the matter.*"

It is expected that the comprehensive study to be conducted by the Commission will be the basis of the new system loss caps that will be applied to all distribution utilities. However, there are aspects of MERALCO's electric system, which makes it unique, that warrants an additional system loss allowance being granted to MERALCO (on top of the current 9.5%) even prior to general revision of the caps.

On the assumption that power theft can be minimized or even eliminated, many distribution utilities especially MERALCO should be able to meet the present system loss cap of 9.5%. But until then, a single cap for all brings out the crucial issue of differing technical losses which are a function of the characteristics and efficiencies of their distribution systems.

Nowhere is the contrast so glaring than in a comparison of MERALCO with Angeles Electric Corporation (AEC) which in CY2000 had the second lowest system in Luzon, with an area of 60 sq. km.and a power demand of 69 MW. Contrast these with MERALCO's 9337 sq. km and 4153 MW in CY 2000.

A. MERALCO's huge power requirements needs high-voltage substations and an extensive high-voltage

subtransmission system. Other distribution utilities have left that aspect to NAPOCOR.

MERALCO is the only utility in the country with a franchise area and customer base large enough to warrant several 230 KV substations (1950MVA) and a 115KV sub-transmission system (608 KM). Last year, 96.7% of power delivered to MERALCO were at voltages of 230KV and 115KV, of which, 30.3% were delivered straight at 230KV line, while 66.4% were at 115KV. In contrast, most other local utilities get their power at distribution voltages already. Thus, MERALCO, is the only utility in the country that carries transformation losses from 230KV and 115KV sub-transmission losses as a significant technical loss component.

Significant investments in the construction and upgrading of delivery point substations and sub-transmission lines helped gradually reduce the level of sub-transmission loss. From a high average of 2.15% (1989-1993), MERALCO was able to reduce it to an average of 1.55% (1994-1998), and further down to 1.24% (1999-2001). The accuracy of these system loss measurement data could easily be confirmed because of meters installed in all NAPOCOR delivery points and MERALCO substations.

Obviously, these losses are not an issue for distribution utilities which merely rely on NAPOCOR. And yet the same cap of 9.5% is applied to all. While this infrastructure is necessary for reliable and efficient energy delivery, it, unfortunately, results in a higher technical system loss for MERALCO. Last year (2002), its sub-transmission

system accounted for 1.11 percentage points of the company's over-all 10.85% system loss (please see Annex "E"). While MERALCO had been successful in reducing it steadily since the mid-80s, it remains a substantial system loss burden which no other local electric utility carries.

To illustrate further the inequity, Angeles Electric Company (AEC), the third best in system loss performance among local utilities, has to contend only with a mere 13 kilometer long 69KV sub-transmission system, as compared with MERALCO's 608 kilometer long 115KV sub-transmission system. AEC gets its power at a much lower voltage level, maintains a sub-transmission line length which is a measly 2% of MERALCO's, and yet, both are subjected to the same 9.5% system loss cap. Considering further the massive transformation resources invested by MERALCO to bring this 230KV-115KV level down to the more usable distribution voltage levels, one could easily conclude the unfair arbitrariness of imposing the same cap to both utilities. Incidentally, in year 2000, MERALCO registered a 10.18% system loss level. Without the 1.24% sub-transmission loss registered that year, MERALCO would have had a system loss performance of 8.94%, exactly the same level as that of AEC in that same year.

Furthermore, if only the distribution system loss of MERALCO is considered, its year-end system loss would have been only 9.74% as against the official system loss of 10.85% in 2002; and only 9.18% as against the official system loss of 10.39% in 2001. Thus, without sub-transmission losses, MERALCO would have been able to meet the

respective system loss caps in 1998, 2000 and 2001, and incurred significant reduction in penalties in the years 1999 and 2002 (please see Annex F).

B. MERALCO's franchise area of 9337 sq. km has wide rural areas in the provinces of Quezon, Bulacan, Rizal, Laguna and Cavite. The system loss cap should consider this as well.

MERALCO's franchise area consists of both metropolitan and rural areas. Starting in the early '80s, MERALCO was mandated to takeover cooperatives of adjacent franchise areas (please see Annex "G"). In general, these cooperatives had low peak demands and their customers were predominantly rural. Its residential loads were spread out across a wide geographical area, and most of which had system losses in the range of 40% when acquired. Aside from the old, dilapidated, and substandard distribution systems, which presented a significant challenge in reducing technical loss, the use of bare secondary wires and house-type meters (bottom-connect meters) and the line-ground system of some of these cooperatives, made the newly-acquired distribution systems very susceptible to illegal connections and meter tampering. The combined effect of these factors resulted in higher system losses compared to distribution utilities mainly supplying customers in the compact urban areas.

Eventually, MERALCO was able to bring these down but the fact remains that, in Year 2002, its system losses (net of sub-transmission losses) are still 14.01% and 9.29% for rural and metropolitan areas, respectively (please see Annex "."). These system loss figures compare

favorably with the system loss caps for rural electric cooperatives (14%) and for private electric utilities (9.5%), if sub-transmission losses are not considered.

C. **Pilferage remains a continuing concern and contributes to MERALCO's inability to meet the system loss cap, resulting in heavy penalties for MERALCO (P4.17 Billion from 1999-2002).**

MERALCO's system loss level in the last four years had significantly been higher than the 9.5% cap in effect since February, 1999 (please see Annex F). It has hovered around the 10.75% level despite heavy anti-pilferage activities on the part of MERALCO. The generally poor state of the economy has certainly contributed to this, as evidenced by the increasing number of pilferers being apprehended (as shown in the same Annex F). From an average of fifty thousand (50,000) between 1997-1998, it jumped to an average of sixty thousand (60,000) between 1999-2001 last year, total apprehensions reached almost ninety thousand. As a result of not meeting the 9.5% cap, MERALCO has been heavily penalized. From 1999 to 2002, total accumulated system loss penalty for not meeting the cap has reached a staggering P 4.17 Billion. One-third of this amount or P 1.35 Billion was from last year alone, a significant dent to the company's Y2002 bottom line.

MERALCO has not been remiss in its duty to contain pilferage. This is apparent in the level of resources the company has dedicated to its pilferage containment activities. Between the period 1999-2002

alone, MERALCO spent a total of P1.38 Billion for its anti-pilferage activities. Presently, around 500 of MERALCO's employees, or around 8.5% of its total regular workforce are involved full-time in the inspection and prevention of electricity pilferage while another 100 plus employees provide back-up support in the form of meter testing, billing, collection and disconnect/reconnect support. MERALCO management had also consistently adopted System Loss Reduction as the number one priority among its key result areas. Notwithstanding all these intensive efforts, the ultimate goal of meeting the 9.5% cap had thus far proved to be very elusive.

D. MERALCO is not allowed to keep peso recoveries coming from backbilling of apprehended customers.

Despite suffering financial penalties (P1.35 Billion in CY2002 alone) due to its failure to meet the system loss cap, MERALCO is also unable to keep any recoveries from power pilferers. This is because the existing IRR of RA 7832, specifically, Rule X; Recovery of Pilferage Losses, Section 2; states that *"The full amount recovered by the utility or cooperative under the preceding section shall be reflected as a reduction in the customer's electric bill through the automatic cost adjustment formula above-mentioned,....."*. The Commission is invited to revisit the said IRR to limit the return of pilferage recoveries to that pertaining to the current year only. It is only but fair that the portion of recoveries pertaining to the previous period for which MERALCO has already absorbed financial penalties be kept by MERALCO.

E. **MERALCO's present actual company-use of 0.40% should be considered.**

Section 2 and 3, Rule IX of the Implementing Rules and Regulations of Republic Act 7832 provide that the computation of the generation charge and PPA shall use the actual system loss -

> ".....but not to exceed the maximum recoverable rate of system loss in kWh plus **actual company use in kwhs but not to exceed 1% of total kwhrs purchased and generated.**" (emphasis supplied)

MERALCO's company-use level as of 2002 was already at 0.40%, as shown by the periodic reports submitted by MERALCO to the Commission. As such, pursuant to the said provision, MERALCO should be allowed to recover this, rather than the 0.25% level registered in 2000.

Expansion of company facilities through the years (as new operating centers, branches and substations) towards improving service to its customers has reflected in an increasing level of MERALCO's company use , as shown in statistics on company use for 1999 to 2002 (please see Annex H).

Annex I shows the company-use levels of various electric utilities as of year 2001, based on records of the Commission. MERALCO's ranked 12th out of 20 utilities. This shows that MERALCO's company-use, even at the actual level of 0.40% for 2002, is well within the average of the industry.

V

ALLOWED RATE OF RETURN

The current form of regulation practiced for the privately-owned electric utilities is a cost based method known as Return on Rate Base (RORB) methodology. Power rates are set to recover cost of service prudently incurred plus a reasonable return on rate base. The rate of return pertains to the percentage which multiplied by the authorized Rate Base, provides a return that will fairly compensate the company for the risk inherent to the investment of capital. This simply means that a regulated utility is allowed to set rates which will cover operating costs and provides an opportunity to earn a reasonable return on the assets utilized in the business.

The burden of proof is on MERALCO to provide substantial evidence in support of its requested relief. In its application, MERALCO provides little evidence to substantiate its proposed rate of return. A mere mathematical calculation without explanation, analyses, justification, or supporting testimony does not constitute substantial evidence. Therefore, the Commission is unable to accept the proposed rate of return.

In future petitions where the level of return is at issue, MERALCO should file with such petition detailed evidence and testimony to establish its proposed rate of return. The evidence should include a complete explanation of the methodology being proposed along with all the analyses relied upon in arriving at the proposed return.

The Commission recognizes that if income tax is not allowed as a recoverable item, then the 12% cap on rate of return established in current jurisprudence may no longer be reasonable. However, given the lack of substantial evidence provided by MERALCO in support of its proposed rate of return, the Commission maintained the rate of return at 12%.

The treatment of income tax may change depending on the final Decision of the Supreme Court on this matter. (pp. 77-78)

A. The rates approved in the Decision do not result in a 12% RORB for MERALCO.

The Decision states that the Commission "**maintained the rate of return of 12%.**"

The principle that the reasonable return that a utility is entitled to is 12% of its rate base has been affirmed by the Supreme Court in its

decisions in Republic vs. Medina (41 SCRA 643) and other analogous cases.

In the Comment filed with the Supreme Court in G.R. No. 141314, the Commission pertinently stated:

> *b) Allowing a reasonable rate of return*
>
> *This Honorable Court aptly stated that "[R]ate regulation is the art of reaching a result that is good for the public utility and is best for the public" (Decision dated November 15, 2002, p. 12). This is a recognition that both the public utility and the public must be protected under the law by ensuring that a public utility is allowed a reasonable return to be able to operate viably and the public is assured of reliable supply of electricity at reasonable costs.*
>
> *This Honorable Court made reference to the case of Republic vs. Medina, [41 SCRA 643 (1971)] which touches on the reasonableness of the allowance rate of return and which in effect affirms that 12% is a fair RORB. It is worthy to note that the Medina case was penned at a time when public utilities were not yet subject to income tax. However, when the subject case was filed by MERALCO, the public utilities were already subject to income tax at a rate equivalent to one third of the taxable income. This shift in tax policy changes the circumstances in assessing the reasonableness of the 12% RORB.*
>
> *The determination of whether a public utility is getting a reasonable return is measured through the RORB. This Honorable Court adopted 12% as being reasonable RORB. This Honorable Court adopted 12% as being a reasonable RORB under the case of Republic vs. Medina [41 SCRA 643 (1971)] and Manila Electric Company vs. Public Service Commission [18 SCRA 651 (1966)]. The latter case went even further by stating that "x x x the revised rates authorized in the decisions of March 15, 1965, were substantially supported by the policy authorizing the MERALCO to secure a net return of 12% on the present or market value, x x x, of its property devoted to public service." Thus, MERALCO was correct to say that "[C]onsidering that the income tax payments of public utilities constitute one-third of their net income, this means that they will get, not the 12% of the RORB allowed them, but only about eight percent (8%)." (Motion for Reconsideration dated December 5, 2002, p. 16, underscoring supplied).*
>
> *If public utilities, like MERALCO, will only be allowed an RORB reduced by tax to 8%, then this rate of return has to be analyzed further. It is an accepted fact that a rate of return to equity investors must be higher than the rate given to debt, otherwise, no one*

would invest in equity since debt is less risky. Interest rates at the time the case was filed by MERALCO were definitely higher than the present interest rates.

It is therefore apparent that if income tax will not be allowed as a recoverable item, then the 12% RORB may no longer be appropriate. (pp. 7-8)

In view of the exclusion of income tax as an expense or cost, the Decision did not "maintain the rate of return at 12%." As the Commission itself said, the 12% return contemplated by **Republic vs. Medina** was undiminished by income tax; as such because of the exclusion, MERALCO's return was in effect reduced to about 8%, which "*may no longer be appropriate*" to use the words of the Commission.

By the same token, as above discussed, the total disallowance of purchased power cost from the sixty day working capital portion of MERALCO's rate base as established by **Republic vs. Medina,** further reduces the already diminished rate of return to MERALCO.

The other disallowances which MERALCO is contesting, as above set forth, have the same effect.

MERALCO has made a computation (following the **Republic vs. Medina** formula) of the rate of return given to MERALCO by the Decision. The computation which is attached hereto as Annex J, shows a resulting 4.82% RORB.

B. The RORB granted to MERALCO is confiscatory.

Measured against the 12% yardstick provided by **Republic vs. Medina**, an RORB of 4.82% is unquestionably insufficient, and is tantamount to confiscation of property without due process of law.

Rates which are not sufficient to yield a fair or reasonable return on the value of property then being used to render public service are confiscatory and their continued enforcement deprives the utility of its property in violation of the Constitution (43 Am Jur 643)

The inherent power and authority of the State, or its authorized agent, to regulate the rates charged by public utilities should be subject always to the requirement that the rates so fixed shall be reasonable and just. **A commission has no power to fix rates which are unreasonable or to regulate them arbitrarily. This basic requirement of reasonableness comprehends such rates which must not be so low as to be confiscatory, or too high as to be oppressive.** x x x A method often employed in determining reasonableness is the fair return upon the value of the property to the public utility. (Philippine Communications Satellite Corporation vs. Alcuaz, et al, G.R. No. 84818, December 18., 1989)

A rate should be not confiscatory as would place an operator in a situation where he will continue to operate at a loss. **Hence, the rate should enable public utilities to generate revenues sufficient to cover operational costs and provide reasonable return on the investments.** (Kilusang Mayo Uno Labor Center vs. Hon. Garcia, Jr. et al., G.R. No. 115381, December 23, 1994)

C. The RORB granted to MERALCO is discriminatory.

Upon the advent of competition, the only sectors that will remain regulated are the Transmission and Distribution sectors.

In ERC Case No. 2001-901, the Honorable Commission granted the transmission company a rate of return of exactly **12%**, the reasonable rate established by jurisprudence, which is undiminished by income tax as it is tax exempt.

As aforementioned, the rate of return granted to MERALCO is only 4.82%, which, with due respect, clearly amounts to discrimination.

D. The "*proposed rate of return*" based on Cost of Capital is the appropriate measure of the rate of return needed by the utility to service its debt as well as attract capital for the sustainability of its business undertaking as a public utility.

For purposes of the rate unbundling process, the UFRs issued by the Honorable Commission prescribed weighted average cost of capital (for brevity, WACC) as the basis of computing return on rate base.

The UFRs pertinently state:

> *This schedule shall calculate the utility's rate of return on rate base as the utility's weighted average cost of capital at the end of the Historical Test Year. In calculating the weighted average cost of capital, the schedule shall use the utility's capital structure, weighted average cost of debt, and weighted average cost of preferred stock as revealed in the marketplace, as well as the weighted average cost of equity calculated according to one of two methods. As one method for calculating the weighted average cost of equity, the utility may propose a cost of equity sufficient to attract capital in the marketplace, providing support to justify its assertion that the proposed cost of equity is reasonable. (pp. 5-6)*

The Honorable Commission's move to a market determined return is laudable. Considering that the public utility business is a capital intensive undertaking, availability of funds for its electric capital projects is necessary for the utility to provide continuous and reliable elecric service to customers within its franchise. But providers of capital, be it

in the form of debt or equity, have to be incentivised through an adequate return vis-à-vis that which the market provides. One quaitification of the expected return of investors is the WACC. This means that to be able to attract investors and to source required financing from creditors, the utility should be able to generate returns at this level.

E. Meralco's WACC is supported by competent and verifiable data.

The WACC is the weighted average of the costs of different components of financing, including debt, equity, and hybrid securities, used by a firm to finance its financial requirements.

WACC = (Cost of debt) x (Proportion of Debt)
\+ (Cost of Equity) x (Proportion of Equity)

Schedule C of the UFR, which MERALCO filled in and submitted as part of its unbundling application is as follows:

Line No.	Component (a)	Amount as of 12/31/00 (c)	Component of % of Total (d)	Component Cost of Capital (e)	Weighted Cost of Capital (f)
1	Long-Term Debt	25,646,632,000	17.12%	10.04%	1.72%
2	Customer Deposits	7,561,667,00	5.05%	6.80%	0.34%
3	Total Debt	33,208,299,000	22.17%	9.30%	2.06%
4	Common Stock	115,725,798,695	77.27%	17.92%	13.85%
5	Preferred Stock	830,189,000	0.55%	10.38%	0.06%
6	Total Equity	116,555,987,695	77.83%	17.87%	13.90%
7	Total	149,764,286,695	100.00%		15.97%
8	Rate Base				102,268,757,925
9	Return on Rate Base				16,329,586,018

While the calculation of the cost of debt is a straightforward process, the calculation of the cost of equity for a business enterprise is a more involved one.

According to the guidelines specified by the ERC in the UFR, the cost of equity should be able to attract investors:

> "... As one method for calculating the weighted average cost of equity, the utility may propose a cost of equity sufficient to attract capital in the marketplace..."

The Cost of Equity is the rate of return that investors require to make an equity investment in a firm. An approach to estimating the cost of equity is to use a risk and return model, the Capital Asset Pricing Model (CAPM). The CAPM measures risk and relates expected returns to this risk measure. The risk is measured by the beta, which can be used to yield an expected return.

To determine Meralco's weighted average cost of capital, the weighted cost for total debt and total equity are added up.

The methodology followed and the computations made by MERALCO in accomplishing Schedule C, above, are set forth and explained in Annex K hereof.

As indicated, the worksheet shows that MERALCO's weighted average cost of capital is 15.97%.

F. MERALCO's WACC computation is validated by reputable third parties.

There is no better basis for judging the reasonableness of MERALCO's WACC than the market's perception on the matter. In brief, the WACC for MERALCO according to these investment banks and brokerage firms are as follows::

	WACC	Cost of Equity	Cost of Debt
Credit Suisse First Boston	16.50%	NA	NA
BNP Paribas	16.00%	20.22%	12.67%
ABN Amro	17.40%	20.50%	15.00%
UBS Warburg	15.00%	NA	NA
Phil Equity Partners	12.30%	17.10%	4.30%
Deutsche Bank	13.30%	17.03%	5.90%
Meralco -ERC Submission	*15.97%*	*17.92%*	*10.04%*

Attached hereto as Annex "L" are investment analysts' reports on MERALCO's WACC.

The Decision states that –

> *"x x x However, given the lack of substantial evidence provided by MERALCO in support of its proposed rate of return, the Commission maintained the rate of return of 12%."* (page 78)

Otherwise stated, if MERALCO is able to show that its weighted average cost of capital is 15.97%, then the Commission would have used this percentage and on an after-tax basis as prescribed in its UFR, instead of the supposed 12%, on a before-tax basis, as was done by the Commission, in computing the amount of its return on rate base.

G. Should the Commission maintain its disallowance of income tax, it should at least apply the WACC to determine the allowable return for MERALCO.

As above set forth, the Honorable Commission itself has said that "*if income tax will not be allowed as a recoverable item, then the 12%* RORB *may no longer be appropriate* ", and that it agreed with MERALCO's submission that the disallowance results in a reduced return of about 8%.

Thus, if the Honorable Commission is still minded to maintain the income tax disallowance, then the rate of return should be recomputed to bring it to the same level of the 12% established by Republic vs. Medina, which results in, roughly, 18%.

The use of the weighted average cost of capital of MERALCO of only 15.97%, which is well within 18%, would then be an alternative to the Commission having to reverse the income tax disallowance. Significantly, using a rate of return based on weighted average cost of capital will attain one of the expressed guidelines of the UFR, i.e., for the utility to "*propose a cost of equity sufficient to attract capital in the market place*", not to mention the aspect of enabling the utility to source needed financing.

VI

RATE DESIGN

MERALCO likewise respectfully seeks reconsideration on matters relating to rate design, to wit:

A. Generation Charge

"Consistent with the Commission's decision in ERC Case No. 2001-901 (In the Matter of the Application for Approval of the Revised Unbundled Power Rates – NPC, Applicant), the generation cost to be billed to end-users shall be the approved rate per kilowatt-hour based on weighted average cost of power purchased from NPC and the costs of power supply from MERALCO's IPP's during the six-month period covering August 2002 to January 2003. The Commission rejects the formula proposed by MERALCO for the generation charge.

The following table shows the average costs of electric power bought by MERALCO:

Table 25

GENERATION COSTS FOR NPC AND MERALCO IPPs P/kWh			
	Sales Mix	***Php/kWh***	***Wt. Ave. Rate***
NPC	*60%*	*2.4664*	*1.4802*
Combined IPPs (Supply months)			
August 2002 to January 2003)	*40%*	*4.2173*	*1.6863*
Weighted Average Cost			***3.1665***

(pp. 85-86).

The use of the weighted average generation cost of P 3.1665 as basis for the Generation Charge will result in underrecoveries because of cost increases from January to March 2003.

As reflected in reports already submitted to the Commission, as of March 2003, generation costs have increased, to wit:

	ERC Jan. 2003*	***Meralco Actual March 2003***	***Increase***
Generation Cost			
NPC	*2.4664*	*2.5177*	*0.0513*
IPPs	*4.2173*	*4.5100***	*0.2927*
Average	*3.1665*	*3.3663*	*0.1998*

**based on ERC Table 25 figures (p.86)*
***average IPP rate at dispatch levels of 65.4% for QPPL, 59.5% for First Gas Sta. Rita and 71.5% for First Gas San Lorenzo*

As the Decision states, the IPP rate used was the average for August 2002 to January 2003. It should be noted, and considered, that one of the IPPs, the San Lorenzo Plant, was still in its pre-operating stage up to September 2002, and went into commercial operation only on October 1, 2002. As such, San Lorenzo billings up to September did not yet include fixed charges. Moreover, its October charges excluded fuel charges. Its charges only normalized starting November 2002. In short, the average IPP rate used in the Decision was abnormally low and not reflective of current levels. To set the Generation Charge at such a low level will result to an artificial lowering of the bills of customers and an instant underrecovery of 20 centavos per kwh in the cost of generation had the unbundled charges been implemented in April 2003.

The underrecovery of almost 20 centavos per kWh will then be subject to the deferrals under the Generation Rate Adjustment Mechanism (GRAM) promulgated by the Honorable Commission. Considering that the deferral will incur carrying charges not to exceed 12% that are to be passed on to customers, the 20 centavos difference when eventually recovered from customers will be at a higher amount, eventually increasing the cost of power to customers.

It is also worthy to note that under the said guidelines, "the GRAM will be implemented after the unbundling of a distribution utility's rates" (Order, ERC Case No. 2003-44, February 24, 2003). Implicitly then, the GRAM is intended to cover increases in cost of purchased power beginning from Day 1 of its implementation, not past increases, as in MERALCO's case.

The deferral of generation cost recovery under the GRAM given the abnormally low level of generation cost used in the rate design will impose substantial financing burden on MERALCO. Calculations point to an additional financing gap estimated at P6.5 billion for MERALCO for 2003. Funding is difficult for MERALCO at the moment as evidenced by the deterioration of its credit rating from BB+ to B- in August 20, 1999 to B- in March 27, 2003, partly due to regulatory issues.

For that reason, the Generation Charge of MERALCO should be based on the March 2003 weighted average generation cost of P3.3663 per kwh.

It is relevant to mention that MERALCO, as well as the Philippine Electric Plant Owners Association (PEPOA) and the Lawyers Against Monopoly and Poverty (LAMP), have filed motion for reconsideration on the GRAM; said motions are still pending before the Commission.

B. Transmission Charges

> *The Commission's decision in ERC Case No. 2001-901 and the Commission's Order dated September 20, 2002 fixed the transmission charges for the National Transmission Corporation (TRANSCO) without automatic adjustments. Since the transmission rates to be paid by MERALCO are fixed, it is the decision of the Commission to likewise fix the unbundled transmission rates billed to end-use customers. The Transmission Charges approved for billing by MERALCO have been calculated based on the approved TRANSCO rates, which include cross subsidy elements to be phased out over a three-year period.*

MERALCO begs to disagree with the statement that the transmission rates it pays are fixed. Although fixed on a per kW basis, the rate per kWh changes every month depending on load factor.

Average transmission rate ranged from a low P0.90 per kW to as high as P1.03 on the average for MERALCO and the IPPs since the NPC unbundling became effective in October 2002. Unlike in the present rate where transmission charge is covered by a full recovery mechanism, the designed transmission rate will not allow full recovery to the utility.

By the same token, since the transmission charge is to be applied on varying kWh sales month-to-month; this again, will result in under or overrecoveries.

For these reasons, there should be a recovery mechanism to include changes in monthly transmission charges due to load factor changes. For this purpose, the scope of the GRAM can be expanded.

C. Currency Exchange Rate Adjustment (CERA)

The Commission adopted the existing CERA formula and utilized the data on debt service payments submitted by MERALCO to support its CERA implementation for the billing month of February 2003. The Commission used the distribution revenue requirement in the instant case in the recalculation of the Currency Exchange Rate Adjustment. The details of the rebased CERA computation are shown below:

RECALCULATED CERA	
CERA I	
Ave. January 2003	Php 53.50
New Base Rate	40.081
Difference	13.419
Full 0.10 increase	134.19
Rate @0.023%	0.00023
CERA I	3.086%
CERA II	
Debt Service, US $	90,394,000
Calculated Distribution Revenues, Pesos	13,015,928,327
Adjustment Factor	0.00068905747
At 0.10	0.00068905747
CERA II	9.32%
CERA I + CERA II	**12.41%**

The Commission noted that under the existing CERA formula, MERALCO applies the resulting percentage change in CERA to the basic charge. The Commission believes that the

CERA should only be applied to the distribution component of the customer's power bills since MERALCO incurs most of its debts to upgrade its distribution network. (p. 81)

In the case of CERA II, the adjustment factor was adjusted to reflect the change in the bill component on which the CERA is applied, from Basic Charge to Distribution Charge, following the principle of revenue-neutrality. This, however, was not done in the case of CERA I wherein the same adjustment factor of 0.023% was maintained. To preserve the revenue neutrality of CERA I, the 0.023% should have been reformulated or recalculated as a percentage of the Distribution Charge. The Basic Charge is a higher amount than the Distribution Charge as it includes not only the distribution charge but also metering and supply as well as a portion of purchased power cost.

The reformulation of the CERA factor has its precedence in previous decisions of the Commission's predecessor, the Energy Regulatory Board (ERB). The CERA I in ERB Case No. 93-118, was computed as a percentage of Distribution Charge with an adjustment factor of 0.10%. This was reformulated in ERB Case No. 95-385 (MERALCO Rate Restructuring) with the shift in the application of the CERA, from a percentage of the Distribution Charge to a percentage of the Basic Charge, which is a higher amount. Following this change, the adjustment factor was recalculated from the previous 0.10% when applied to the Distribution Charge (ERB Case No. 93-118) to only 0.023% as currently applied now to the Basic Charge (ERB Case No.

95-385). Again, these changes were guided by the basic principle of revenue-neutrality.

Following the manner of the recalculation made in the CERA II adjustment factor, the CERA I factor should be increased to 0.1124% to adjust for the change in the bill component on which the CERA will be applied, from the current Basic Charge to the Distribution Charge which is a much lower amount. The revenue-neutral CERA is 24.38% and not 12.41% as stated in the Decision.

For failing to adjust the CERA I factor, an underrecovery necessarily results.

Significantly, the Decision does not explain the difference in its uneven treatment of the two CERAs; as it were, the underlying principle is the same for both.

Attached hereto as Annex M is MERALCO's recalculation of the CERA.

D. Distribution Charge

The approved distribution charge for RGS customers is not based on cost of service. Cost may not vary on a per customer basis but when translated to rates per kWh, the low consuming customers are the most costly to serve as their costs are spread over lesser kWhs. The high consuming customers, therefore, are the least costly to serve as their costs are spread over more kWhs. The last RGS bracket in the ERC Decision, over 400 kWh bracket, should therefore have the lowest distribution charge while the first bracket, the 0-50 kWhs, should have the highest distribution charge.

In the Decision, customers consuming up to 50 kWhs have a distribution charge of P0.9184 per kWh as compared to the next bracket of 51-70 kWhs at P0.1637. The distribution charge then increases as consumption increases. Shown below is the schedule of distribution charges for residential users:

Consumption Level	*Distribution Charge per kwh*
0 to 50	*P 0.9184*
51 to 70	*0.1637*
71 to 100	*0.4117*
101 to 200	*0.5853*
201 to 300	*0.7590*
301 to 400	*1.0069*
over 400	*1.3459*

Using the ERC-approved schedule above results to customers in the 51-55 kWh bracket as being charged lower than the 0-50 kWh bracket even after the application of the lifeline discount. The Commission failed to provide the rationale for the wide disparity in the charges. Meanwhile, the gradual increases in the distribution charge as the consumption increases is completely the opposite of the cost-based rate envisioned in the unbundling. Again, no rationale was provided by the Commission on this matter. The distribution charge should be aligned to cost of service. The ERC approved distribution charge should not have included into class subsidy that should have been addressed in the cross-subsidy or lifeline subsidy charges.

E. Line Loss Charge

The approved line loss charge is not reflective of voltage differentiation. Secondary customers or those not connected to primary

lines such as residential customers, should have the highest line loss charge as power has to undergo various transformation to reach utilization voltages useful for these customers. Primary-metered customers, particularly those served at 115 kV lines, should have the lowest line loss charge. If the Commission considered factors other than voltage levels in the determination of the line loss charge, such is not specified in the Decision. To cite as an example,very large and extra large industrial customers served at 34.5 kV have the same line loss charge as the commercial very large and industrial extra large customers served at 115 kV. Those served at 34.5 kV (medium, large, and very large non-industrial service customers and medium and large industrial customers) have the same line loss charge as those being served at 13.8/13.2 kV.

The line loss charge should clearly reflect the differentiation in service voltage of the customer.

F. Lifeline Subsidy

There are envisioned complexities in the change in the lifeline discount percentage for every five additional kWhs. Some of these are the following:

1. Upsurge in customer complaints on meter reading as any delay in reading, legitimate as it may be, will affect the lifeline discount that the customer can have. MERALCO has 24 to 25 meter reading days (25 days for 31-day months) with meters read daily except Sundays and holidays. Meter reading schedules are set within the "approximately one

month" period between meter reading dates which can range from 28 to 33 days. The meter reading schedule and its impact on the lifeline discount the customer enjoys could be another irritant between MERALCO and the customer.

2. The need to maintain a fixed interval between meter readings, possibly, a 30-day reading interval, or one consistent with the number of days for the calendar month. To be able to abide by such, readings will have to be done daily, even during Sundays and holidays. This will result to increased meter reading costs due to overtime, a cost that will eventually impact on the rates to consumers.

3. Higher system maintenance costs due to the number of consumption brackets that have to be monitored on a monthly basis. This will require more computer time for billing and data base management purposes.

Confusion for affected customers as their lifeline discount may vary on a monthly basis. This too can result to more customer complaints.

Subsidy under existing rates is limited to the first 50 kWhs of customers consuming up to 300 kWhs per month. MERALCO normally receives meter reading complaints from customers whose consumption fall very near the 300 kWhs threshold. With the lifeline subsidy in the Decision of the Commission varying every every 5 kWh change for consumption of up to 100 kWhs per month, the resulting confusion will be magnified.

RA 9136 provides for a lifeline rate. It also prescribes the three-year removal of cross-subsidies except for marginalized end-uesers entitled to a lifeline rate which are exempted from the subsidy removal scheme for 10 years. Current customers are already used to the level of discount or subsidy they are now being provided. The Commission Decision further increasesthe subsidy to those within the lifeline levels which it set at 100 kwhs. Again, no rationale for the level nor the rate is given in the Decision. What is apparent, though is that the approved rates will negate the gains achieved in past subsidy reduction programs that already lowered the subsidy burden of subsidizing customers. The average rate of a 50 kWh customer, for example, decreased by P1.42 per kWh from a February 2003 level of P4.39 per kwh to only P2.97 per kwh under the Decision. Such a rate even does not cover the generation cost which in the Decision was set at the an abnormally low level of P3.17 per kwh. This is contrary to the over-all intent of RA 9136 which is to remove cross-subsidies and reflect true cost in rates.

A more appropriate subsidy bracketing would be 0-50 kWhs, 51-70 kWhs and 71 to 100 kWhs to match the RGS bracketing in the approved rate schedule. This will lessen customer complaints on meter reading as well as lower administrative costs in billing customers. Further, there is also a need to review the approved lifeline discounts so as not to make efforts at subsidy removal more difficult in the future.

G. Power Factor Adjustment

The purpose of this adjustment is to compensate customers for their investment in power factor correction equipment and the reactive power they are supplying to the electric distribution system. The adjustment is also meant to penalize customers whose low power factors are putting a heavier burden on the system. The Decision reduced this adjustment arbitrarily by retaining the adjustment percentages (penalty of 0.6% and discount of 0.3%) but changing the base of the adjustment from a higher to a lower value, without considering the purpose of this adjustment. Meralco has been encouraging its big customers to install power factor correction equipment as a way to lower their electric bills only to be shortchanged in the unbundled rates. With the Commission's decision, the savings these customers are expecting or are now enjoying out of their investment will no longer be sufficient. The power factor adjustment should be reformulated to adjust for the change in the base of the adjustment. This is to preserve the revenue neutrality of the adjustment.

VII

PRUDENT & REASONABLE COSTS

The Commission enjoins MERALCO to incur only "prudent and reasonable costs" for inclusion in the determination of retail rates (pp. 60-61).

MERALCO assures the Commission that the costs it incurs are prudent and reasonable.

For almost nine (9) years of no increase in distribution charge, MERALCO was able to continue its operations with modest financial results, up to last year at least, through the implementation of very strict cost control measures in both the operations and maintenance expenses and in capital expenditures.

All resources of MERALCO, from manpower to the various inventories of materials, the costs of all these items, including the implementation of and other activities, are being scrutinized for effectiveness and efficiency. There has been a decrease in the number of employees from 8765 in 1993 to 5969 in 2002 or a decrease of an average of 6% per year over the past ten (10) years. This was inspite of the 6% average growth in the number of customers from 1994 to 2002. The implementation of all benefits is being continuously reviewed to reduce costs through better prices and rationalization of availments. Performance-based pay has been introduced aggressively even to non-exempt employees to ensure benefits for every cost incurred.

Inventories of materials are being watched very closely and where possible, just-in-time process is implemented and lower-cost alternatives have been substituted. Procurements of goods and services are conducted with the objective of ensuring their economic acquisition and their availability at the time needed. MERALCO strives to maintain strong and enduring relationship with suppliers of proven ability who desire to meet it need. For transparency, MERALCO has developed and installed eMMS (Materials Management System Online) which can be accessed through its website , ***www.meralco.com.ph*** . Under the

Supply Chain t. ..ction, the public can view the followi.._ and transact through eMMS.

a. Corporate Policies on Procurement
b. Implementing Guidelines
c. Vendor Accreditation;
d. Inquiry, Evaluation and Award
e. Purchase & Call Order
f. Vendor Performance Evaluation & Development
g. Policies on Quality
h. Procurement Office Directory

With the implementation of Activity Base Costing, monitoring of costs are now being done more closely with the monthly reports being supplied to all organization heads. Cost benefit analyses are required for all new projects and supplemental requests for resources. This is most true for capital investments where amounts are bigger and where benefits may take years to be realized.

PRAYER

WHEREFORE, it is respectfully prayed that the Honorable Commission reconsider the Decision by –

1. Allowing the recovery of income tax as a reasonable cost or, in the alternative, applying a rate of return based on MERALCO's weighted average cost of capital;

2. Allowing purchased power cost as part of two months working capital;

3. Reversing the other disallowances set forth above;

4. Increasing the 9.5% system loss cap by 1.11%, which corresponds to sub-transmission losses, and company use allowance from 0.25% to 0.40%; and

5. Re...culating the CERA 1 to preserve ...ie revenue-neutrality of the entire CERA;

6. Setting the Generation Charge at the March 2003 level, the latest available; and

7. Giving due consideration to the suggestions made on the design of the unbundled charges

MERALCO further prays that the implementation of the unbundled rates as fixed in the Decision be suspended.

MERALCO furthermore prays for such other relief as may be warranted.

File No. 82-3237

Pasig City, April 9, 2003.

TAÑADA VIVO & TAN LAW OFFICES
6th Floor, Strata 2000 Building
Emerald Avenue, Ortigas Center
Pasig City

By:

WIGBERTO E. TAÑADA
ROLL OF ATTORNEYS NO. 14776
PTR NO. 1437855; 1/18/03
PASIG CITY
IBP NO. 576479; 1/20/03

and

QUIASON MAKALINTAL BAROT TORRES AND IBARRA
Counsel for Applicant
21st Floor, Robinsons-Equitable Tower
4 ADB Avenue corner Poveda Street
1605 Ortigas Center, Pasig City

By:

MANUEL L.M. TORRES
ROLL OF ATTORNEYS NO. 25410
PTR NO. 1407166; 1/08/03
PASIG CITY
IBP NO. 570018; 12/26/02
QUEZON CITY

File No. 82-3237

EXPLANATION

Due to the volume of pleadings, motions, and other correspondence file or sent by the Firm daily, counsel is constrained to serve a copy of this Manifestation to the other parties by registered mail instead of by personal service.

MANUEL L.M. TORRES

Copy furnished:

1. **Office of the Solicitor General**
   134 Amorsolo Street, Legaspi Village
   Makati City

2. **Commission on Audit**
   Commonwealth Avenue
   Quezon City 0880

3. **Mr. Cesar Escosa**
   Philippine Justice Foundation
   P.O. Box AC-459 Cubao
   1109 Quezon City

4. **Judge Rafael Belarmino**
   President
   Retired Judges Association
   of the Philippines (RJAP)
   5 Axtell Street, North Fairview
   Quezon City

5. **Atty. Jaime G. Nagrampa**
   Unit 305 R.A. Petines Building cor.
   Examiner and Times Streets
   West Triangle, 1103 Quezon City

6. **Atty. Ceferino Padua**
   Ceferino Padua Law Office
   Suite 6-D, 6/F G.E. Antonio Building
   T.M. Kalaw, Ermita
   Manila

7. **Atty. Eduardo B. Flaminiano**
   ELT Center, 103 J. Abad Santos cor.
   Lopez Jaena Sts., San Juan
   Metro Manila

8. **Mr. Genaro C. Lualhati**
c/o Maura Hilado
317 Palali Street
Mandaluyong City

9. **Engr. Robert Mallilin**
G/F Alegria Buidling
229 Pasong Tamo Street
1231 Makati City

10. Mr. Pete Ilagan
Unit 616 Roxas Seafront Gardens Townhouse
Roxas Bldv., corner Ortigas Street
Pasay City 1300

11. Freedom from Debt Coalition
Manalili Dolleton Law Office
34 Matiyaga Street, Central District
Quezon City

12. **Atty. Jose T. Baldonado**
19-F Manalo Street, San Juan
Metro Manila

13. **Attys. Marie Yuvienco and Rachel F. Pastores**
4th Floor, Kaija Building
7836 Makati Avenue corner
Valdez Street, Makati City

14. **Atty. Melvin A. Matibag**
Halili Certeza Matibag Law Offices
Suite 224, BPI Office Condominium
Plaza Cervantes, Binondo, Manila

15. **Atty. Quirino Marquinez**
2409 Syquia Street, Sta. Ana,
Manila 1009

16. **Atty. Gerardo A. Del Mundo**
Gerardo A. del Mundo Law Office
Unit 2102 Cityland Condominium 10
Tower I, 6815 Ayala Avenue,
Makati City

17. **Atty. Nelson A. Loyola**
No. 92 Sampaguita Avenue
Sampaguita Village
San Pedro, Laguna 4023

18. **Justice Ramon Mabutas**
2454 Amatista Street, San Andres Bukid
Manila

sally/mt/MR 2001-900 & 2001-646 [meralco]

File No. 82-3237

EXPLANATIO

Due to the volume of pleadi correspondence file or sent by the Firm dai serve a copy of this Manifestation to the ot instead of by personal service.

MA

Copy furnished:

1. **Office of the Solicitor General**
134 Amorsolo Street, Legaspi Village
Makati City

2. **Commission on Audit**
Commonwealth Avenue
Quezon City 0880

3. **Mr. Cesar Escosa**
Philippine Justice Foundation
P.O. Box AC-459 Cubao
1109 Quezon City

4. **Judge Rafael Belarmino**
President
Retired Judges Association
of the Philippines (RJAP)
5 Axtell Street, North Fairview
Quezon City

5. **Atty. Jaime G. Nagrampa**
Unit 305 R.A. Petines Building cor.
Examiner and Times Streets
West Triangle, 1103 Quezon City

6. **Atty. Ceferino Padua**
Ceferino Padua Law Office
Suite 6-D, 6/F G.E. Antonio Build
T.M. Kalaw, Ermita
Manila

7. **Atty. Eduardo B. Flaminiano**
ELT Center, 103 J. Abad Santos cc
Lopez Jaena Sts., San Juan
Metro Manila

Letter/Package No. 02688
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8. **Mr. Genaro C. Lualhati**
c/o Maura Hilado
317 Palali Street
Mandaluyong City

REGISTRY RECEIPT
Post Office REGISTERED ORTIGAS CENTER POST OFFICE
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9. **Engr. Robert Mallilin**
G/F Alegria Buidling
229 Pasong Tamo Street
1231 Makati City

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10. Mr. Pete Ilagan
Unit 616 Roxas Seafront Gardens
Roxas Bldv., corner Ortigas Street
Pasay City 1300

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11. Freedom from Debt Coalition
Manalili Dolleton Law Office
34 Matiyaga Street, Central District
Quezon City

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12. **Atty. Jose T. Baldonado**
19-F Manalo Street, San Juan
Metro Manila

13. **Attys. Marie Yuvienco and Rachel F. Pastores**
4th Floor, Kaija Building
7836 Makati Avenue corner
Valdez Street, Makati City

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14. **Atty. Melvin A. Matibag**
Halili Certeza Matibag Law Offic
Suite 224, BPI Office Condomin
Plaza Cervantes, Binondo, Manil

15. **Atty. Quirino Marquinez**
2409 Syquia Street, Sta. Ana,
Manila 1009

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16. **Atty. Gerardo A. Del Mundo**
Gerardo A. del Mundo Law Offi
Unit 2102 Cityland Condominiur
Tower I, 6815 Ayala Avenue,
Makati City

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17. **Atty. Nelson A. Loyola**
No. 92 Sampaguita Avenue
Sampaguita Village
San Pedro, Laguna 4023

18. Justice Ramon Mabutas
2454 Amatista Street, San Andres Bukid
Manila

saly/mt/MR 2001-900 & 2001-646 [meralco]

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File No. 82-3237

ANNEX A

Overall Day Sales Receivables (DSR) Performance

(Electric Bills only)

Year	DSR
1999	21.9
2000	21.1
2001	19.1
2002	19.8

Formula: Total Outstanding (end of period)

Average 3 months Daily Sales

Data Source: Customer Management System

Prepared by:

Lilian P. Umipig
Team Leader, Customer Process Management
Application Administration

Reviewed by:

Liza Rose G. Serrano-Diangson
Head, Customer Process Management

ANNEX "B"

MANILA ELECTRIC COMPANY
CONSTRUCTION WORK IN PROGRESS/PLACED IN SERVICE

PLANT ACCT	PREFIX	CAPITAL BUDGET CLASSIFICATION	CWIP BALANCE 12/31/00	PLACED IN SERVICE AS OF 6-30-02	PLACED IN SERVICE AS OF 2-28-03	TOTAL PLACED IN SERVICE	CWIP BALANCE 02/28/03
TRANSMISSION PLANT:							
353	05	SUBTRANSMISSION SUBSTATION	299,686	0	0	0	299,686
354	04	SUBTRANSMISSION LINES	149,552,194	148,306,189	0	148,306,189	1,246,005
		Sub-Total	**149,851,880**	**148,306,189**	**0**	**148,306,189**	**1,545,691**
DISTRIBUTION PLANT:							
362	17	DISTRIBUTION SUBSTATION	1,173,646,945	812,942,721	230,417,024	1,043,359,745	130,287,200
364	06	DISTRIBUTION LINES	719,334,903	719,213,370		719,213,370	121,533
368	10	TRANSFORMERS	1,031,758,199	149,220,848	297,217,364	446,438,212	585,319,98
369	09	SERVICE LINES	58,378,078	48,967,989	6,523,261	55,491,250	2,886,826
370	08	METERS & METERING INSTALLATION	694,535,836	78,414,340	541,455,439	619,869,779	74,666,057
373	07	STREETLIGHTS	63,924,658	59,881,581	1,266,652	61,148,233	2,776,425
		Sub-Total	**3,741,578,619**	**1,868,640,849**	**1,076,879,739**	**2,945,520,588**	**796,058,031**
GENERAL PLANT:							
389	18	LAND & LAND RIGHTS	10,182,066	10,137,382	505,736	10,643,118	(461,052)
390	11	STRUCTURES & IMPROVEMENTS	456,928,465	189,026,760	308,365,364	497,392,124	(40,463,659)
391	13	OFFICE FURNITURE & EQUIPMENT	473,148,446	127,011,838	9,419,713	136,431,551	336,716,895
392	14	TRANSPORTATION EQUIPMENT	23,390,511	15,971,976	4,230,586	20,202,562	3,187,949
394	12	TOOLS & WORK EQUIPMENT	305,209,193	305,209,193	-	305,209,193	0
397	15	COMMUNICATION EQUIPMENT	543,194,432	539,010,045	4,152,254	543,162,299	32,133
-	16	MISCELLANEOUS ITEMS	1,421,937,515	30,982,184	291,010,057	321,992,241	1,099,945,274
		Sub-Total	**3,233,990,628**	**1,217,349,378**	**617,683,709**	**1,835,033,087**	**1,398,957,541**
TOTAL			**7,125,421,127**	**3,234,296,416**	**1,694,563,448**	**4,928,859,864**	**2,196,561,2**

Source: Financial Management System

PREPARED BY: **M. T. PALACA**
Project Monitoring

CHECKED BY: **C. A. ZAPANTA**
Head, Property Accounting

REVIEWED BY: **A. R. VALERA**
Head, Financial Planning and Control and Accounting

ANNEX B-1

MANILA ELECTRIC COMPANY
APPRAISAL & DEPRECIATION - PROPERTY ACCOUNTING
MERALCO THEATER

LOCATION	LOT AREA IN SQ. MTR	MERALCO DISALLOWANCE	REMARKS
Meralco Theater	1517.45	27,314,190	The total lot area of Meralco Theater is 3,034.91 square meters. As per ERC, the total area disallowed is 5,088.5 sq. mtrs. which was based on the total floor area of theater (10,177 x 50%). Considering the ERB decision on Case 93-118, the proper amount of disallowance is (P54,628,380 x 50%) P27,314,190.

Prepared by: R. A. de Castro/N. Z. Marcojos
Appraisal & Depreciation-Property Acctg.

Reviewed by: C. A. Zapanta
Property Accounting

Approved by: A. R. Valera
Head, Financial Planning & Control & Accounting

File No. 82-3237 ANNEX B-2

MANILA ELECTRIC COMPANY
PROPERTY ACCOUNTING
MERALCO THEATER LOT AREA

	AREA IN SQUARE METER	APPRAISED VALUE
Land Appraisal @ Php 18,000/square meter	3,034.91	54,628,380
		50%
TOTAL		27,314,190

NOTE: The ERB, in its decision in ERB Case No. 93-118, allowed 50% of the value of the Meralco Theater as part of the rate base, following the recommendation of the COA in SAO Report 91-31 re: ERB Case No. 90-386.

Prepared by:

R. A. DE CASTRO
Property Accounting

Reviewed by:

C. A. ZAPANTA
Property Accounting

Approved by:

A. R. VALERA
Head, Financial Planning & Control & Accounting

File No. 82-3237

ANNEX C

MANILA ELECTRIC COMPANY
APPRAISAL & DEPRECIATION - PROPERTY ACCOUNTING
ERC DISALLOWANCES ON LAND & LAND RIGHTS ALREADY PLACED IN SERVICE
THAT SHOULD BE INCLUDED IN RATE BASE

LOCATION	AMOUNT OF DISALLOWANCE	REMARKS
Bgy. Bagong Ilog, Pasig City	48,372,385	The property should be included in the rate base since it was utilized for Hillcrest Substation which is already operational since year 2002.
Bgy. Alabang, Muntinlupa City	5,760,000	The property should be included in the rate base since it was utilized for Alabang Brach & Substation which are already operational since year 2001.
Bgy. Pallocan Kanluran, Batangas	18,731,738	Additional construction at the back of Batangas Branch Office already completed in the year 2002.
San Bartolome, Novaliches, Q. C.	20,510,900	The property should be included in the rate base since it was utilized for Kaybiga Substation which is already operational since year 1997.
Bgy. Wack-Wack, Mandaluyong City	7,277,767 3,400,000	The property should be included in the rate base since it was utilized for SM-Shangri-La Substation which is already operational since year 1995.
Bgy. Malaya, Pililia, Rizal	71,000	The property should be included in the rate base since it was utilized for Malaya Right-of-Way.
Jose Abad Santos St., Poblacion, Tanay, Rizal	99,000	The property should be included in the rate base since it was utilized for Tanay Extension Office which is still operational.
Bgy. Sta. Cruz, Angat, Bulacan	23,625	The property should be included in the rate base since it was utilized as additional lot for Angat Substation.
Bgy. Tikay, Bulacan	13,221,000	The property should be included in the rate base since it was utilized for Tabang Substation which is already operational since year 1994.
Bgy. Salangan, San Miguel, Bulacan	1,604,170	The property should be included in the rate base since it was utilized for San Miguel Substation which is already operational since year 1992.
TOTAL	**119,071,585**	

Prepared by: **R.A. de Castro/N. Z. Marcojos**
Appraisal & Depreciation-Property Acctg.

Reviewed by: **C. A. Zapanta**
Property Accounting

Approved by: **A. R. Valera**
Head, Financial Planning & Control & Accounting

QUEZON
POWER
(PHILIPPINES),
LIMITED CO.

ANNEX "D"

Date: April 8, 2003

For: Jesus P. Francisco
Manila Electric Company

From: Bart Lucarelli
Quezon Power [Philippines], Limited Co.

Re: Decision dated March 20, 2003 of the Energy Regulatory Commission – Transmission Line Costs

---

We write in relation to the March 20, 2003 Decision (the "Decision") of the Energy Regulatory Commission (the "ERC") on the rate unbundling petition of the Manila Electric Company ("MERALCO"), where the ERC, among others, decided to:

a. Temporarily limit MERALCO's recovery of the costs incurred for the Ogden Quezon Power, Inc. (now Quezon Power [Philippines], Limited Co. ["QPL"]) transmission line (the "Transmission Line") to the US$ 6,097,164[1] estimate indicated in Schedule 3 of the Transmission Line Agreement dated June 13, 1996 between Ogden Quezon Power, Inc. (now QPL) and MERALCO (the "TLA");

b. Defer MERALCO's recovery of additional Transmission Line costs pending the ERC's conduct of further investigations.

In that regard, we believe that based on the documents recently submitted by MERALCO to the ERC, including those submitted to the ERC on February 4, 2003 (copies of which MERALCO had furnished QPL), sufficient evidence **already** exists to show that the increased costs incurred by MERALCO for the Transmission Line are **reasonable and prudent** and accordingly, justify MERALCO's recovery of those additional amounts from its customers even at this time.

The Transmission Line's Reasonable and Prudent Increased Costs

It may be recalled under the TLA, MERALCO and QPL agreed to cooperate with respect to the development, permitting, siting, financing, testing, construction, operation and maintenance of the Transmission Line – which is designed to wheel electricity from

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[1] It seems that the amount of US$6,097,164 is the amount intended to be referred to by the ERC in its Decision as this figure represents an annual sum derived from multiplying US$ 508,097 by 12 months. (See Decision, at p. 58.)

QPL's coal-fired power plant (the "Plant") to the Tayabas substation of the National Power Corporation (the "NPC").

In general, under the terms of the TLA, QPL agreed to undertake all the activities relating to the construction of the Transmission Line while MERALCO agreed to pay for all the costs incurred by QPL in connection with the Transmission Line construction and its related activities in the form of [a] Capital Cost Recovery Payments, and [b] Transmission Line Monthly Operating Payments. (See TLA, Section 4.1 and 5.1)

We understand that distribution utilities may recover from its customers costs incurred in the distribution of electricity so long as those costs are reasonable and prudent. (Section 25 of Republic Act No. 9136[2].)

The ERC, in its Decision, explained what it considers to be "reasonable costs" and "prudent costs" –

> "Reasonable costs" can be said to be the cost of those goods and services which, while may not be the lowest in price, need to be incurred with consideration of quality, efficiency, reliability and security, which are characteristics of the service delivered by the distribution utility. "Prudent costs" demand that the utility ensures that its purchases of goods and services are at their minimum, without sacrificing the foregoing characteristics. (At p. 61; emphasis ours.)

Thus, we understand that a distribution utility may recover costs incurred in the distribution of electricity through its retail rate so long as those costs are both [a] reasonable, *i.e.*, necessary for the provision of quality, efficient, reliable, and secure service and [b] prudent, *i.e.*, at the minimum amount at which that kind of service may be undertaken. It seems then that the determination of a distribution utility's right to recover costs in distributing electricity is not determined solely by mechanical reference to the amount of those costs but requires, more importantly, a consideration of the necessity of incurring those costs at those amounts in order to provide quality, efficient, reliable, and secure service.

As you are surely aware, the Transmission Line capital cost numerical value indicated in Schedule 3 of the TLA – by and in itself – did not serve as a fixed-price bid for the reasonable and prudent costs that would eventually be incurred in the development, design, procurement, construction and commissioning of the Transmission Line and associated work scope. As established itself by the Decision, that capital cost numerical value was a good faith estimate agreed upon between the parties and based

[2] SEC. 25. Retail Rate. – The retail rates charged by distribution utilities for the supply of electricity in their captive market shall be subject to regulation by the ERC based on the principle of full recovery of prudent and reasonable economic costs incurred, or such other principles that will promote efficiency as may be determined by the ERC. (Emphasis ours.)

upon the Transmission Line project's scope, quality, time and cost management assumptions identified in Schedule 3 of the TLA. Thus, it was understood by all the parties to the TLA that this numerical value was subject to either an upward or downward adjustment that would accurately reflect the actual, reasonable, and prudent capital costs incurred during the course of developing, designing, procuring, constructing, and commissioning the Transmission Line and associated work scope.

By experience, MERALCO should also be aware that in the course of managing the implementation of a project as complex as the QPL Transmission Line project, it is not unusual that scope changes become necessary and the Transmission Line indeed required a number of scope additions that added to the total project cost. There were numerous scope additions imposed upon QPL by external sources such as the NPC, the Department of Energy ("DOE"), and even MERALCO itself, during the construction phase of the Transmission Line. In the course of addressing these proposed scope changes, QPL was therefore obligated to implement these scope changes in a manner that ensured the safety, stability, and security of the Luzon transmission grid.

The scope changes added $10.6 million to the cost of the Transmission Line. Approximately US$5,000,000 of these additional costs were incurred as a result of enhancing the structural integrity of certain towers and foundations due to as-found geologic factors. Another US$3,800,000 of additional costs were incurred because the NPC directed certain changes to the originally-approved transmission line design. And yet another US$1,800,000 million of additional costs were incurred as a result of DOE imposed requirements of rural electrification.

Moreover, QPL faced complexities and difficulties in the acquisition of the appropriate rights of way and other property rights. These complexities and difficulties resulted in additional resources and time being required, including those from QPL's financial and legal advisers. They also led to delays and substantial increases in both actual property-related costs as well as corresponding legal costs.

Consequently, the following significant component cost assumptions underlying the best estimate for the Transmission Line cost preliminarily indicated in Schedule 3 of the TLA caused QPL's good faith cost estimate of the Transmission Line to understate the actual costs of acquiring the Transmission Line rights of way and constructing the Transmission Line:

a. Portion of EPCM Turnkey Amounts Attributable to (i) the Transmission Line and (ii) if funded by the Seller, the Substation Improvements.

The significant upward adjustment of this particular cost component assumption resulted from [a] eight (8) change orders required by the NPC for modifications that it maintained were necessary to enable the Transmission Line to properly interconnect with NPC's transmission facilities, [b] four (4) change orders required by the actual geographic conditions of the Transmission Line site and route (which had yet to be

definitively determined at the time of the signing of the TLA pending actual acquisition of the rights of way for the Transmission Line site and route) to ensure that the structural integrity of the transmission towers and tower foundations was not compromised, [c] two (2) change orders required by the DOE for the electrification of certain areas adjacent to the Plant site as a condition to satisfy the Memorandum of Agreement between QPL and the Municipality of Mauban. Quezon, and [d] the improvements required to be made on NPC's Tayabas substation due to the necessary Transmission Line interconnection.

Thus, among others, the NPC required [a] the installation of microwave and fiber-optic communication systems as well as a repeater station and solar panels for the Mauban-Tayabas transmission system, [b] the utilization of independent instrument transformers for revenue metering, [c] the redesign of the diving bus to bring the Transmission Line into the NPC's Tayabas substation in order to accommodate the tapered towers installed by NPC for the Gumaca transmission line, and [d] the installation of various miscellaneous utility switchyard equipment and utility equipment (such as RIS digital fault recorder with expanded capability, RIS sequence of events recorder with expanded capability, RTU equipment, Schweitzer SEL numerical type relays with GEC LFZR relays, plain paper fax phone, Motorola radio, electrical commodities, additional fiber optic terminals, Mwath, Mvarhr, Mwat, Mvar, and Var transducers and associated wiring and hardware, RTUs and modems, lockable housings for meters, dial modem, satellite clocks, circuit breakers, cables, and terminations) – all for the purpose of properly interconnecting the Transmission Line to the Tayabas substation. (See Sections 3.0 and 4.0 of "A Backgrounder on the Construction of QPL's Transmission Line" [the "Backgrounder"] submitted to the ERC on February 4, 2003; a copy of the Backgrounder is hereto again attached as **Exhibit A**.)

At the same time, subsequent geo-technical studies of the properties over which rights of way were eventually acquired for the Transmission Line site and route required [a] the installation of additional Transmission Line gantries from two (2) to four (4), Transmission Line self-supporting steel poles from four (4) to 10, as well as other changes, [b] changes to the Transmission Line standard and special foundations to adapt to the actual soil bearing capacity of the Transmission Line site and route, and [c] the installation of Transmission Line pile foundations to adapt to the actual soil bearing capacity of the Transmission Line site and route. (See Sections 3.0 and 4.0 of the Backgrounder.)

Moreover, to ensure the Transmission Line's proper interconnection with NPC's Tayabas substation, QPL, on behalf of MERALCO, had to undertake several major improvements to the facilities and equipment of that substation as provided in the Substation Interconnection Agreement dated December 1997 among NPC, MERALCO, and QPL (the "Interconnection Agreement").

b. Transmission Line Site Acquisition Costs (including Payments to Property Owners and Associated Development Costs).

The higher Transmission Line site acquisition costs principally arose from the complex and time-consuming process of properly acquiring rights of way for the Transmission Line site and route over a total of 389 continuous parcels of land that entailed [a] identifying and negotiating with over 1000 landowners (where complications frequently arose causing higher rights of way purchase prices) and [b] instituting several administrative and judicial proceedings involving unregistered lands or against several recalcitrant landowners. (See Section 5.0. of the Backgrounder.)

c. Legal and Development Costs Allocable to the Transmission Line.

The circumstances that led to higher [a] EPCM Turnkey Amounts Attributable to (i) the Transmission Line and (ii) the Substation Improvements and [b] Transmission Line Site Acquisition Costs necessarily resulted in higher Legal and Development Costs Allocable to the Transmission Line. (See Section 5.0 of the Backgrounder.)

In particular, the Transmission Line was the first Philippine privately-owned high-voltage transmission line. As a result, QPL's project lenders, which include the Export-Import Bank of the United States, subjected the Transmission Line project to a much higher standard of proof of acquisition of acceptable property rights for rights of way, annotation requirements and other property issues than previous Philippine power projects. These high standards called for strict legal due diligence requirements that contributed significantly to higher than expected legal costs.

In addition, the legal fees paid to both local and foreign lawyers increased principally due to extreme complexities in the Transmission Line site and route right of way acquisition process which required [a] a review of each of over 380 right of way grants, land titles, and title annotations, [b] the filing of court cases against landowners who reneged on their written right of way grant obligations, [c] the resort to right of way condemnation proceedings against landowners who refused to grant the proper rights of way over their properties, and [d] an evaluation of the sufficiency of the acquired rights of way as regards the conditions precedent laid out in several foreign law governed financing documents.

d. Allocable Portion of Financing Costs, Fees and Expenses

The same circumstances that led to higher [a] EPC Contract Turnkey Amounts Attributable to (i) the Transmission Line and (ii) the Substation Improvements and [b] Transmission Line Site Acquisition Costs also led to higher Financing Costs, Fees and Expenses necessary to fund those capital costs. (See Section 8.0 of the Backgrounder.)

QPL emphasizes that these adjusted Transmission Line cost components were all <u>necessary</u> for the proper completion of the Transmission Line and to enable MERALCO to provide quality, efficient, reliable, and secure service to its customers. As discussed above, these adjustments were all brought about solely by <u>technical</u> considerations indispensable for the [a] proper interconnection of the Transmission Line with NPC's

Luzon transmission grid and [b] efficient conduction of electricity from the Plant to MERALCO's customers. The additional Transmission Line costs could simply not have been reasonably anticipated and foreseen at the time of the signing of the TLA and the identification of the cost estimates for the Transmission Line construction. At the same time, QPL prudently ensured that [a] these adjusted costs are comparable to, if not at par with, industry standard costs (which take into account the same cost components) for proper electricity transmission line construction and [b] additional unnecessary costs for the Transmission Line construction be avoided as shown by its decision to [i] undertake a bidding process for the selection of the contractor to be tasked with building the Transmission Line and [ii] cause the acquisition of mere rights of way over the land covering the Transmission Line route instead of the land itself.

Moreover, QPL also incurred costs attributable to the delay in the commissioning and testing of the Plant in 1999 caused solely by NPC's inability to accommodate the Plant due to the then on-going commissioning of the Sual coal-fired power plant. It bears emphasis that Section 4.9.5 of the TLA allows QPL to recover costs from MERALCO associated with project delays caused by NPC's failure to provide wheeling services. Although MERALCO and QPL constantly sought to discuss and negotiate with NPC throughout the period of delay in order to minimize such delay and its impacts, MERALCO was still necessarily obligated to pay such delay costs to QPL.

We are informed that together with an amount of US$1,659,440 representing necessary improvements to NPC's substation in Tayabas, Quezon, MERALCO has taken steps to demand from NPC the delay costs in the amount of US$26,964,962 referred to in the immediately preceding paragraph and we commend MERALCO for taking such steps for the benefit of its consumers. While QPL believes that these costs incurred are clearly reasonable and just and should be recoverable by MERALCO through its retail rate, it is QPL's understanding that to the extent that MERALCO is able to successfully recover such amounts from NPC, MERALCO will take appropriate measures for a return of such recovered amounts to its customers including, perhaps, through an appropriate decrease in its retail rate corresponding to such recovered amounts.

Therefore, we believe that the documents previously submitted by MERALCO to the ERC establishes that the US$88,789,113[3] cost incurred by QPL in relation to the Transmission Line in order to enable MERALCO to provide quality, efficient, reliable, and secure service electricity service is both reasonable and prudent. On that established basis, it necessarily follows that the entire Transmission Line cost should rightfully form part of the retail rate that MERALCO may charge its customers in order to allow MERALCO to recover that reasonable and prudent cost. However, as stated in the immediately preceding paragraph, if MERALCO is able to successfully recover from NPC the amount of US$1,659,440 representing necessary improvements to NPC's substation in Tayabas, Quezon, and the amount of US$26,964,962 representing the

---

[3] This amount of US$88,789,113 includes the original estimate amount of US$30,377,000 that the ERC approved in the Decision. (Decision, at p. 58.)

aforementioned delay costs, it is QPL's understanding that MERALCO will effect a return of such sums to its customers, perhaps, through a corresponding reduction in its retail rate.

12% Limit on Return on Equity

Lastly, we observed that the Decision seems to take issue with QPL's "development of the Capital Cost Recovery Payment" which, as the ERC observed, "indicates an average annual return on equity over the life of the agreement, which is well in excess of the 12.00% return established by current jurisprudence." (Decision, at p. 59; emphasis ours.)

Preliminarily, it should be noted that the Capital Cost Recovery Payment for the Transmission Line is a fee that is payable by MERALCO to QPL and not by the consuming public to MERALCO. Moreover, it is stressed that the 12% limit (referring to a return on a rate base (utility assets in service plus two months working capital)) established by jurisprudence and cited by the Honorable Commission applies only to public utility enterprises.

In this regard, QPL is exclusively engaged in the generation of electricity, which, according to Section 6 of the EPIRA "shall not be considered a public utility operation." (Emphasis ours.) Therefore, the 12% limit on equity return imposed on public utility enterprises by jurisprudence does not apply to QPL.

In closing, we hope that the information presented in this memo will prove helpful to Meralco during its ongoing deliberations with the ERC. If QPL can be of any further assistance to Meralco in this regard, please do not hesitate to contact us. We would be happy to be of assistance.

Sincerely,

Bart Lucarelli

Bart Lucarelli
General Manager

A Backgrounder on the Construction of QPL's Transmission Line

On June 13, 1996, Manila Electric Company (Meralco) and Quezon Power (Philippines) Ltd. (QPL) entered into the Transmission Line Agreement (TLA). Under the TLA, both parties agreed to cooperate with respect to the development, permitting, siting, financing, testing, construction, operation and maintenance of a Transmission Line (T-line) from the delivery point at the QPL power plant in Mauban to the point of interconnection at a new NPC substation in Tayabas.

Under the terms of the TLA, QPL was responsible for completing all the activities relating to the construction of the T-line while Meralco agreed to pay all the related costs of the transmission line charges. In particular, Meralco agreed to pay to QPL (i) Capital Cost Recovery Payments, and (ii) Transmission Line Monthly Operating Payments.

QPL was also responsible for acquiring Rights of Way (ROW) along the T-line route. This involved approximately 387 lots which in turn required QPL to negotiate with over 1,000 landowners. These ROW activities started in early 1995 and is still ongoing.

Upon the execution of the TLA in 1996, QPL provided Meralco with good faith estimates and projections of the total cost of the T-line which amounted to $29.9 million. Under section 5.7 of the TLA, the parties agreed that the original amount of $29.9 million was an estimate subject to adjustment if the underlying assumptions, which formed the basis of the estimate changed during construction of the T-line. If adjustments were required, the TLA allowed for QPL to propose these adjustments to the T-line cost to Meralco and recover the same. In this regard, the completed T-line total cost increased from the original estimate of $29.9 million to $61.8 million. The three major factors that contributed to the increase in the T-line cost are:

1)EPCM Change Orders for changes in the Original Scope of work for the T-line required by Meralco/NPC.

2)T-line ROW Costs

3)Financing Costs

The TLA also allowed for QPL to pass through any cost incurred by QPL in the event that NPC or Meralco delayed the commissioning of the power plant. Under section 4.9.5 of the TLA, the parties agreed that QPL was entitled to recover increases in the related construction and financing costs for the power plant if such cost increases were associated with the delays caused by Meralco/NPC. In fact, there was a delay in plant completion due to NPC dispatch restrictions on QPL. The cost of this schedule extension, which was added to the cost of the T-line, was $27 million.

In its April 7, 2000 meeting with Meralco, QPL presented to Meralco the adjusted Transmission Line cost of US$61.8 million plus the schedule extension cost of US$27 million.

This paper describes in more detail each of the three factors that have determined the final costs of QPL's Transmission Line

2.0 COMPARISON OF T-LINE COST (JUNE 1996 VS. APRIL 2000)

The attached table compares the QPL's T-Line Costs eligible for pass through to Meralco by line item for 2 cases:

1) The original costs as reflected in the TLA
2) The final T-Line cost presented to Meralco for purposes of passing through T-Line charges as of the COD date for QPL.

Table I. T-Line Summary (in US Dollar)

PARTICULARS	Section	Original Estimate June 13, 1996	Final Cost April 4, 2000
TRANSMISSION LINE			
EPCM COST	3.0	18,100,000	22,465,536
EPCM CHANGE ORDERS	4.0	-	10,598,380
T/LINE MOBILIZATION & ENERGIZATION COSTS		-	437,175
T/LINE ROW ACQUISITION COSTS			
Payments to Property Owners	5.0	1,540,000	3,344,596
Associated Development Costs	5.0	1,783,000	2,070,510
Legal Fees	5.0	388,000	1,461,212
Other T/Line Acquisition Costs	5.0	-	1,034,813
OTHER T/LINE RELATED COSTS			
Tayabas Sub-station	6.0	-	1,869,440
Construction Insurance	6.0	-	445,893
Duties and Taxes	6.0	-	277,126
Engineering Review	6.0	-	31,304
Upgrade Power Feed to Maintenance Bldg. (CO 40)	6.0	-	25,290
Owners' Manager Cost	6.0	-	227,702
DEVELOPMENT COSTS	7.0	1,279,000	2,505,000
WORKING CAPITAL		42,000	-
SUBTOTAL		23,132,000	46,584,077
FINANCING COST	8.0	6,755,000	15,240,074
TOTAL		29,887,000	61,824,151
SCHEDULE EXTENSION COSTS	9.0		
EPCM Costs		-	10,039,474
Financing Costs		-	11,178,234
Plant Operator and Managers G&A Costs		-	5,747,154
Sub-total		-	26,964,862
TOTAL T/LINE COST		29,887,000	88,789,113

3.0 INCREASE IN THE T-LINE EPCM COST (FOR ORIGINAL SCOPE OF WORK)

Amount: US$22,465,836.00

The EPCM Costs represents the portion of the payments made by QPL to the Overseas Bechtel, Incorporated and Bechtel Overseas Corporation under the Engineering and Procurement Contract and Project Management Agreement, respectively, entered into for the Project, that are allocable and attributable to the Transmission Line. While the initial estimate and projection agreed upon between Meralco and QPL in 1996 was US$18,100,000.00, the final cost upon completion of the Transmission Line increased to US$22,465,836.00.

Sections 5.1 and 5.7 of the T-Line Agreement reflected the agreement of the parties that the amount of Capital Cost Recovery Payment set out in the Schedule to the T-Line Agreement (which includes the specific estimate and projection for EPCM Costs) was then based on good faith estimates and projections of the parties on or about February 7, 1996. The parties, however acknowledged that the estimated and projected amount of US$18,100,000.00 for EPCM Costs was in fact, an *estimate* and that if adjustments needed to be made on account of assumptions having turned out less than accurate, then such adjustments would be proposed and accepted following the procedures set out in the T-Line Agreement.

Following these agreements between QPL and Meralco, the final EPCM Cost, proposed and explained to Meralco by QPL, amounted to US$22,465,836.00. The difference of US$4,365,836 between the final EPCM Cost and the 1996 estimate is broken down into (i) an upward adjustment in the 1996 estimate by US$2,170,000 as additional EPCM Costs, and (ii) US$2,195,836 for value added tax on certain portions of the EPCM. The 1996 estimate was not inclusive of VAT.

4.0 EPCM COST ADJUSTMENT DUE TO CHANGE ORDERS

After signing the TLA, QPL and Meralco agreed to make a number of changes to the T-line scope.

The table below shows the cost associated with specific CO. Each CO is discussed in the remainder of this section. Some of these CO's were required by NPC/Meralco, others were the results of geo-technical studies, which could only be completed once the T-line ROW was acquired.

TABLE 2. SUMMARY OF CHANGE ORDERS

CO No.	Description	Total Amount
6	Transmission Line Tower Changes	$ 3,035 560
11	Add Mauban 34.5 KV Feeder	$ 715 150
12	Mauban Tayabas Microwave	$ 1,540 260
15	Fiber Optic Eqpt. For Tayabas sub	$ 309 680
17	Add Instrument Transformers for Metering	$ 300 710
18	Redesign Entry to Tayabas substation	$ 591,830
19	Miscellaneous Utility	$ 505,650
22	Utility Requirements	$ 516,710
24	T/line foundation (std foundations)	$ 633,360
26	T/line foundation (spcl foundations)	$ 824,050
27	T/line foundation (pile foundations)	$ 448,450
28	T/line Fiber optic Splicing	$ 37,410
29	NPC Comments and changes	$ 22,140
30	34.5 KVA Transformer	$ 1,117,420
	Total	$ 10,590,380

A) CO-06 Transmission Line Tower Changes (US$3,035,560)

This Change Order was included under the Amended EPCM contract dated December 27, 1996 pertaining to an increase in the number of gantries from 2 to 4 and self-supporting steel poles from 4 to 10 and other changes. When the EPCM was signed there were neither soil borings nor detailed survey of the line itself – because of problems with ROW access and because QPL was still working on the final routing. After the actual ROW had been finalized and the route surveyed, QPL discovered that several of the towers required leg-extensions or other modifications. This CO could only be determined after the actual T/Line route was surveyed. This same set of conditions led to Change Order(s) for changes to foundations (see CO-24 to CO-27).

B) CO-011 **Add Mauban 34.5 kV Feeder** (US$715,150)

This Change Order includes costs in connection with the addition of equipment required to bring out a 230kV feed to the switchyard fence. Requests made by MERALCO in the June 19 meeting (such as supply and installation of the transformer, pad, and separate instrument transformers for protection) have not been addressed. Bechtel scope ends at QPL fence line. In addition, it does not include the CCVT required for synchronization.

C) CO-012 Add Mauban-Tayabas Microwave System (US$1,540,260) and CO-15 Furnish Fiber Optic Equipment for Tayabas Substation (US$309,687)

NPC demanded and informed QPL that if QPL wanted its T-line to connect to NPC's station, QPL would need to install both microwave and fiber-optic communication systems. The original design as contemplated was based upon one communication link via fiber-optic and another via power-line carrier, which was the norm in the Philippines. However, NPC said that they were going to switch to one Fiber-optic and one Microwave starting with QPL. QPL had no choice in the matter and therefore added the necessary equipment at both ends. Since there was no line of site communication between QPL and Tayabas, QPL also added a repeater station. The repeater itself posed the challenge of how it was to be powered. The solution was to install solar panels at the tower. These COs addressed the requirements made by NPC which required the following:

i) Add a complete microwave system per one of the following options:
   Mauban – Lucban
   Mauban – Palale – Tayabas
ii) Add three ABB FOX-U fiber-optic terminals and delete one Pulsar Focus Terminal
iii) Add OPGW and connections for MERALCO to install between NPC Tayabas and MERALCO Tayabas.
iv) Add 12 fiber duct type cable, duct and connections for use inside NPC Tayabas and MERALCO Tayabas and delete 4 fiber duct type cable and connections.
v) Add RTU cable, duct and connections for connection of Mauban 34.5 kV yard.

D) CO-017 Add Instrument Transformers for Metering at Mauban (US$300,710)

NPC required QPL to utilize independent instrument transformers for revenue metering. Further, NPC required QPL to utilize VT's in lieu of CCVT's (capacitively coupled).

i. Six single phase VT's are added for revenue metering. Revenue metering was accomplished by one winding of six dual winding CCVT's.
ii. Two VT's for synchronizing are credited and two CCVT's for synchronizing were added to the scope.
iii. Six single phase CT's were added and six bushing mounted CT's were credited
iv. Switchyard layout was modified to accommodate stand-alone instrument transformers.
v. Associated civil works were included.

E) CO-018 Redesign Entry to Tayabas Substation (US$591,830)

The diving bus required for bringing the QPL transmission lines into the Tayabas substation ned to be redesigned to accommodate the tapered towers installed by NPC for the Gumaca transmission line. The original design provided QPL to connect to a bay that could be approached directly from the Quezon T-line ROW. The original T/line EPCM price reflected that alignment. NPC later decided to either reserve those bays for future use or to use them for other purposes and required QPL to connect at the opposite end of the Tayabas substation. In order to reach the reassigned location it was necessary for QPL to the Transmission Line to pass either above the NPC line or below it. The diving bus is the result.

F) CO-019 Miscellaneous Utility Switchyard Equipment (US$505,650)

This CO covers the costs of miscellaneous requests made by NPC and MERALCO during June 1997 meetings.

i. Add RIS digital fault recorder with expanded capability. 60 points will be wired out to the fault recorder. The basis for this estimate is that the points that will be requested already exist in the field and can be wired out with no additional hardware.
ii. Add RIS Sequence of Events Recorder with expanded capability (256 points). 200 points will be wired out to the SOE Recorder. The basis for this estimate is that the points that will be requested already exist in the field and can be wired out with no additional hardware.
iii. Add RTU equipment.
iv. Replace two Schweitzer SEL numerical type relays for line protection with GEC LFZR relays.
v. Add plain paper fax phone for MERALCO Tayabas
vi. Add Motorola radio for MERALCO Tayabas
vii. Add miscellaneous electrical commodities

G) CO-022 Utility Requirements During the August 1997 Meetings (US$516,710)

This CO covers changes agreed to by Meralco and NPC at meetings held during August 1997. NPC/Meralco required the following scope changes:
Additional Fiber Optic Terminals including 14 added Interface modules

i. Added electrical and telephone cabling with the associated raceway and terminations
ii. Addition of Mwath, Mvarhr, Mwat, Mvar, and Var transducers and associated wiring and hardware.
iii. Added RTUs and modems including start-up support.
iv. Lockable housings for meters
v. Dial modem and satellite clock for SOE and DFR

H) CO-024 **T-Line Foundation Changes Due to Soil Bearing Capacity (Standard Foundations)** (US$633,360)

At the time of contract award QPL did not have access to the transmission line to conduct soil-boring tests for use in design. To cover this situation, the contract contained a provision that all design was to be based on a standard soil-strength. A table was included identifying the costs that would be incurred if the final soils strengths were found to be less than the stated 3000 psf. This Change Order reflects the required adjustments. (Also see CO-6)

I) CO-026 T-Line Foundation Changes Due to Soil Bearing Capacity (Special Foundations) (US$324,050)

At the time of contract award QPL did not have access to the transmission line to conduct soil-boring tests for use in design. To cover this situation, the contract contained a provision that all design was to be based on a standard soil-strength. A table was included identifying the costs that would be incurred if the final soils strengths were found to be less than the stated 3000 psf.

In the case of 28 towers the strength was low enough to preclude use of any of the standard foundations shown in the contract. Special concrete-mat foundations were required in these cases. This Change Order reflects the additional costs involved in the mat foundations and the concrete mats required above the piled foundations. (Also see CO-6)

J) CO-027 T-Line Foundation Changes Due to Soil Bearing Capacity (Pile Foundations) (US$448,450)

At the time of contract award QPL did not have access to the transmission line to conduct soil-boring tests for use in design. To cover this situation, the contract contained a provision that all design was to be based on a standard soil-strength. A table was included identifying the costs that would be incurred if the final soils strengths were found to be less than the stated 3000 psf.

In the case of towers 61, 62, 64, and 91 soil boring revealed that piled foundations would be required. This Change Order reflects the additional costs involved in construction of the piled foundations. Also see CO-6.

K) CO-028 **T-Line Fiber Optic Splicing** (US$37,410)

L) CO-029 **NPC Comments and Changes** (US$22,140)

During installation of equipment at the Tayabas substation NPC identified added requirements for circuit breakers, cable, and terminations. This Change Order reflects those changes

M) CO-030 **34.5kV Transformer** (US$1,117,420)

During the development of the project, in order to meet governmental requirements for prioritization of load dispatch, QPL and Meralco agreed upon a connection scheme that would tap the plant's 13.8Kv system to supply Mauban. This particular connection was later determined to be unacceptable for technical reasons. A series of meetings were held between QPL and Meralco, which led to an agreement to provide a separate 230 to 34.5 kV transformer for this purpose. It was agreed that QPL would provide this device to Meralco and add the costs into T-line costs. In later discussions Meralco asked QPL to also provide the foundation for the transformer.

5.0 TRANSMISSION LINE RIGHT OF WAY (ROW) COSTS

Amount: US$7,910,931

Costs incurred in acquiring the necessary rights to the Transmission Line site were initially estimated in 1996 at $3,711,000 broken down as follows: (i) US$1,540,000 for right-of-way payments to landowners, (ii) US$1,783,000 for associated development costs for real property consultants, and (iii) US$388,000 for legal fees of lawyers retained to provide advisory and other services towards acquiring the necessary rights-of-way. By April 4, 2000, however, largely because of the complexities and delays in acquiring the ROWs in the process, the final costs relating to ROW costs increased to $7,910,931 broken down as follows (i) US$3,344,595 for right-of-way payments, (ii) US$2,070,510 for associated development costs, (iii) US$1,461,213 for legal fees, and (iv) US$1,034,613 for other Transmission Line site-related costs.

Background:

As mentioned above, the process of acquiring the ROW turned out to be an extremely complex and time-consuming process.

The Transmission Line Site consisted of rights-of-way over 389 contiguous parcels of land comprised of a mix of titled and untitled land, extending 31 kilometers from the Generation Facility Site to the NPC Substation in Tayabas, Quezon. In order to obtain legal rights-of-way over these properties, it was essential to identify, locate, contact and negotiate with over 1,000 landowners, some of whom had residences outside the Philippines.

The Mauban Property Management Services Corporation ("MPMSC") was engaged to negotiate the purchase price for each ROW with the owners of the 389 parcels of land. Accordingly, MPMSC had to first determine the owners of each of the 389 parcels. Their research entailed going to the Register of Deeds of Quezon and the municipal assessors of Mauban and Tayabas as well as conducting on-site interviews of the people actually in possession of the pertinent parcels of land.

Once the registered owner was identified, MPMSC's agents commenced to negotiate with the landowner for the purchase of the right-of-way. Complications often arose during these negotiations, such as:

- the registered owner had already died and the heirs who were presumably the new owners of the necessary parcel did not agree among themselves on the terms of the agreement or these heirs had not executed the necessary deeds in order to transfer the property of the decedent in their names;
- the owners were missing and could not be reached in order to effect a valid right-of-way agreement;
- the ownership of the land was in dispute and several people were claiming title to land.

The foregoing were but some of the issues faced by MPMSC in negotiating for the purchase of rights-of-way. In addition, there were contentious disputes on the purchase price for the rights-of-way with several landowners reneging on their validly executed ROW agreement and refusing access to QPL and Meralco during the construction of the T-line. These owners demanded additional payment over and beyond what they had agreed to in their written ROW grants. Moreover, in some cases, it was discovered that 26 parcels of land were not registered under the Torrens system of registration and additional steps had to be undertaken by QPL to acquire the ROW.

After the often lengthy negotiations were conducted by MPMSC, the rights-of-way over 342 of such parcels were purchased through the execution of rights-of-way agreements with the pertinent landowners.

As stated above, 26 parcels of land wherein rights-of-way were necessary were not registered under the Torrens system of registration. In order to meet lenders' requirements, processes were commenced to have the unregistered land brought under the Torrens system. However, it turned out that not all of the unregistered lands could, as a practical matter, be registered and titled within the desired timetable for the Project. Accordingly, in order to acquire a right-of-way that was enforceable against third persons, Meralco instituted condemnation proceedings over 19 parcels of the unregistered lands, while efforts were undertaken to have the other 7 parcels registered under the Torrens system.

As not all the concerned landowners agreed to enter into right-of-way agreements and some of those who had signed agreements had repudiated the same, Meralco initiated expropriation proceedings to acquire easements of right-of-way over 28 parcels found indispensable for the construction of the transmission lines. Thus, all in all, Meralco instituted expropriation cases over 47 parcels of land.

After the orders of expropriation were obtained, Meralco leased to QPL the rights-of-way expropriated. The leasehold interest, together with the Lenders' security in such leasehold, had to be registered on the appropriate certificates of title. Expectedly, the registration of the foregoing also entailed extra costs for QPL.

A. Payments to Property Owners (US$3,344,595)

Actual Transmission Line right-of-way payments to property owners amounted to US$3,344,595 which was US$1,804,595 higher than the original estimate of US$1,540,000. The main reason for the higher payments was due to unanticipated difficulties in the process of acquiring the rights-of-way from among over 1,000 landowners as noted above. As intimated earlier, the negotiations often resulted in higher right-of-way payments than originally forecasted. The payments under this category also includes payments for the trees and the cutting of those trees affected by the Transmission Line. Although the right-of-way exceeded the 1996 estimates, the

increased payments to property owners saved a much larger amount of money by allowing the T-line to be completed within schedule. In summary, the completion of the Transmission Line within schedule was due largely to the timely acquisition of the required ROW.

B. Associated Development Costs (US$2,070,510)

Actual associated development costs, which pertain to real property consultants' fees, increased by US$287,510 over the original 1996 estimated cost of $1,783,000. Apart from the need to secure the services of MPMSC as a real property expert and consultant, the amount of work that MPMSC had to perform in relation to obtaining the rights-of-way turned out to be far more extensive and complex than anticipated given the dynamics of the landowners and the communities in which they immersed themselves.

C. Legal Fees (US$1,461,213)

Actual legal fees paid to local and foreign law firms increased by $1,073,213 over the original 1996 estimate of US$388,000. Similarly, the main reason for the increase in legal fees was due to complexities in the right-of-way acquisition process. Apart from condemnation proceedings and general advisory work, lawyers were staffed to review each right-of-way grant, land title and title annotations. Court cases ensued as a result of landowners reneging on their written right-of-way grant obligations thereby requiring additional legal services.

In addition, right-of-way condemnation proceedings with the courts had to be resorted to with respect to 47 lots. This condemnation process further increased the cost of QPL's legal fees. As already mentioned, there are still 6 lots that have on-going condemnation cases with the courts.

Foreign counsel was also required to be involved due to the fact that the financing documents, which were governed by foreign laws, required an evaluation of whether or not the rights over the Transmission Line site were satisfactory for purposes of meeting conditions precedent.

D. Other Transmission Line ROW Acquisition Costs (US$1,034,613)

Other Transmission Line Acquisition Costs of US$1,034,613 consist of payments for surveying fees, taxes related to the rights-of-way acquisition, registration fees paid to the registers of deeds, and other miscellaneous costs.

6.0 OTHER T-LINE RELATED COSTS
US$2,666,755

A. Tayabas Substation (US$1,659,440)

In order that the Transmission Line can interconnect with the Tayabas substation of NPC and receive the power generated from QPL's plant in Mauban, Meralco and NPC required that certain improvements be made to the facilities and equipment at NPC's Tayabas substation. The resulting Substation Interconnection Agreement among QPL, Meralco and NPC defined the scope of these improvements and that the responsibility for advancing the funding of the substation improvement costs were to be QPL's. Under the terms of the Substation Interconnection Agreement, NPC was to reimburse Meralco for the amounts advanced by QPL through set-off arrangements. Meralco on the other hand, pursuant to the T-Line Agreement, would reimburse QPL for such costs through the payment of the Transmission Line Fee.

B. Construction Insurance (US$445,893)

Under Section 5.1.2 of the T-Line Agreement, following the Commercial Operations Date and throughout the term of the T-Line Agreement, Meralco is obligated to pay to QPL a monthly payment in the amount of all Operating and Term Phase Financing Costs. As defined, the term "Operating and Term Phase Financing Costs" includes "Insurance Costs." "Insurance Costs" pertain to the aggregate amount of premiums (and related costs) incurred in respect of insurance which QPL was required to obtain under Article 10 of the T-Line Agreement.

C. Duties and Taxes (US$277,126)

Despite QPL's tax and duty privileges as a BOI-registered entity, QPL was assessed for taxes and duties on equipment and spare parts required to be imported and which were not included in the schedule of equipment and spare parts approved by the BOI for tax and duty exemptions. Some of these equipment and spare parts were those made necessary on account of change orders.

D. Owner's Manager's Cost (US$227,702)

The amount of US$227,702 represents fees payable to the Project Manager. This sum is the portion of the total fees payable to the Project Manager that is allocable to the Transmission Line.

7.0 DEVELOPMENT COSTS

Amount: US$2,505,000

The Development Costs of US$2,505,000 represent the portion of project development costs allocable to the Transmission Line.

8.0 FINANCING COSTS

Amount: US$15,240,074

The Financing Costs of US$15,240,074 represent the portion of the total finance costs of the Project that is allocable to the Transmission Line. These Financing Costs include interest during construction, commitment fees, upfront fees, political risk insurance premium and other finance fees. The increase of US$8,485,074 million over the 1996 estimate resulted mainly from the overall increase in Transmission Line Costs from US$23,132,000 million to US$46,584,077.

9.0 SCHEDULE EXTENSION COSTS

Amount: US$26,964,962

After NPC received QPL's notification that QPL's unit was ready for testing in August 1999, NPC notified Meralco that NPC would restrict QPL's access to the Luzon Grid to minimize the risk of Automatic Load Dropping because Southern Company was commissioning its twin-unit, 1,200 MW, Sual Coal-Fired Project. Although the Sual units had been scheduled to come online in March 1999, their commissioning process had been delayed by several months due to technical problems. From August 13,1999 to August 20,1999 and from August 30,1999 to October 2, 1999 NPC completely denied QPL access to the grid in order to permit the testing of the Sual units. As a result QPL was forced to cease all commissioning activities during these periods. NPC's refusal to allow the Plant to conduct tests while the Sual units were still being commissioned resulted in approximately seven weeks delay to our commissioning schedule.

Subsequent to October 2,1999, NPC restricted QPL's maximum loading to 125-175 MW during off-peak hours. This meant that all day during weekends and everyday from 10:00 in the evening until 8:00 the next morning, QPL was prohibited from testing at loads above 175 MW. QPL and Bechtel had to adjust their commissioning activities in order to conduct as much testing as possible within the restrictions imposed by NPC. This caused a further delay to QPL's commissioning schedule

QPL is entitled to recover costs associated with the aforementioned delays in accordance with Section 4.9.5 of the Transmission Line Agreement, as modified by Amendment No 1 to the agreement. For clarity, the wording of Section 4.9.5 is as follows (Amendment No. 1 modifications are in all-caps):

4.9.5 If the failure of Meralco to supply, through the Transmission Line, in accordance with the provisions of Section 4.5 of the Power Purchase Agreement, the electricity required for the testing, commissioning and operation of the Plant or the failure of NPC to agree to provide, or to provide, Wheeling Service causes the Commercial Operations Date to be delayed to a date after the Scheduled Commercial Operations Date , then (i) the milestone for the occurrence of the Commercial Operations Date set forth in Section 6.3 of the Power Purchase Agreement shall be extended by a number of days equivalent to the number of days delay caused by such failure to supply electricity or to provide Wheeling Service and (ii) subject to (and net of any amounts payable under) Section 4.9.6, any additional Plant construction costs and any additional interest expense and financing fees under the Finance Documents imposed on or incurred by the Seller which arise out of the failure of Meralco to supply, through the Transmission Line, the electricity required for the testing and commissioning AND OPERATION of the plant in accordance with the provisions of Section 4.5 of the Power Purchase Agreement OR THE FAILURE OF NPC TO AGREE TO PROVIDE OR TO PROVIDE WHEELING SERVICE shall be a component of Transmission Line Capital Costs and shall be recovered by the Seller through an adjustment to the Capital Cost Recovery Payments.

The details of the delay cost/ schedule extension cost are shown in the following table:

TABLE III. SCHEDULE EXTENSION COST

	MONTHLY COST	NO OF DAYS DELAYED	TOTAL
PHASE			
BECHTEL (CO 49)			$ 5,672,080
PLANT OPERATOR'S COSTS	$1,687,583	47	2,643,881
PROJECT MANAGER'S COSTS	$315,600	47	494,440
INSURANCE (Total premium for 3 year construction = $5.5 million)	$152,000	47	238,133
INTEREST BOND (PLUS WITHHOLDING)	$1,770,000	47	2,773,000
INTEREST COMMERCIAL LOAN ($6 million/qtr)	$2,000,000	47	3,133,333
COMMITMENT FEE	$421,875	47	660,938
SUB-TOTAL	$6,347,058		$ 15,515,795
PHASE I			
BECHTEL (CO 49)		33	$ 4,387,414
OPERATOR'S COSTS	$1,687,583	33	1,856,342
MANAGER'S COSTS	$315,600	33	347,160
INSURANCE (Total premium for 3 year construction = $5.5 million)	$152,000	33	167,200
INTEREST BOND (PLUS WITHHOLDING)	$1,770,000	33	1,947,000
INTEREST COMMERCIAL LOAN ($6 million/qtr)	$2,000,000	33	2,200,000
COMMITMENT FEE	$421,875	33	464,063
SUB TOTAL	$6,347,058		$ 11,340,179
TOTAL	$12,694,117		$ 26,964,963
RECAP:			
EPCM Cost:			
BECHTEL (CO 49)			$ 5,672,080
BECHTEL (CO 49)			$ 4,367,414
Subtotal			$ 10,039,474
Financing Cost:			
Phase 1			
INTEREST BOND (PLUS WITHHOLDING)			2,773,000
INTEREST COMMERCIAL LOAN ($6 million/qtr)			3,133,333
COMMITMENT FEE			660,938
Phase 2			
INTEREST BOND (PLUS WITHHOLDING)			1,947,000
INTEREST COMMERCIAL LOAN ($6 million/qtr)			2,200,000
COMMITMENT FEE			464,063
Subtotal			11,178,333
Plant Operator and Manager's G&A Cost			
Phase 1			
PLANT OPERATOR'S COSTS			2,643,881
PROJECT MANAGER'S COSTS			494,440
INSURANCE (Total premium for 3 year construction = $5.5 million)			238,133
Phase 2			
OPERATOR'S COSTS			1,856,342
MANAGER'S COSTS			347,160
INSURANCE (Total premium for 3 year construction = $5.5 million)			167,200
			5,747,155
Total Schedule Extension Cost			$ 26,964,963

D:\...documentation.doc 02/04/2003

File No. 82-3237

ANNEX E

MERALCO is the only Distribution Utility in the Philippines with a Subtransmission System

MERALCO is the only local utility with a franchise area and customer base large enough to warrant a 115KV subtransmission system. Although this 608-km long infrastructure is vital for reliable and efficient energy delivery, it, nevertheless, has an inevitable technical system loss component. Last year, in fact, 96.7% of the power delivered to MERALCO were at voltages of 230 kV and at 115 kV, which required further transformation to distribution voltage (necessitating the installation of 61 major substations). In contrast, other local utilities get their power at distribution voltages already. Thus, MERALCO, is the only utility in the country that carries sub-transmission losses as a technical loss component.

Significant investments in the construction and upgrading of delivery point substations and subtransmission lines helped gradually reduced the level of sub-transmission loss. Last year, subtransmission loss constituted an additional 1.11%age points to MERALCO's system loss. This is from a high of an additional 5.12%age points for subtransmission losses in 1985.

If we were to consider only the distribution system loss of MERALCO, the year-end system loss of MERALCO would have been 9.74% only as against the official system loss of 10.85% in 2002; and 9.18% only as against the official system loss of 10.39% in 2001. Thus, without subtransmission losses, MERALCO would have been able to meet the respective system loss caps in 1998, 2000 and 2001, and incurred significant reduction in penalties in the years 1999 and 2002.

SUBTRANSMISSION AND DISTRIBUTION SYSTEM LOSSES

1984-2002

	NET SYSTEM	SYSTEM LOSSES					
	INPUT	Overall		Subtransmission		Distribution	
YEAR	(MWH)	(MWH)	%	(MWH)	%	(MWH)	%
1984	9,795,147	1,179,835	12.05	377,092	3.85	802,743	8.20
1985	9,826,889	1,779,170	18.11	503,252	5.12	1,275,918	12.98
1986	10,260,309	2,155,870	21.01	360,349	3.51	1,795,521	17.50
1987	11,366,689	2,360,773	20.77	418,485	3.68	1,942,288	17.09
1988	12,445,316	2,081,184	16.72	350,324	2.81	1,730,861	13.91
1989	13,023,630	1,928,832	14.81	318,315	2.44	1,610,516	12.37
1990	13,721,684	2,115,390	15.42	336,528	2.45	1,778,862	12.96
1991	14,003,652	2,027,713	14.48	287,410	2.05	1,740,302	12.43
1992	14,478,501	2,153,446	14.87	293,719	2.03	1,859,727	12.84
1993	14,569,887	2,271,280	15.59	258,734	1.78	2,012,546	13.81
1994	17,134,404	2,535,482	14.80	325,804	1.90	2,209,678	12.90
1995	18,303,443	2,382,824	13.02	313,656	1.71	2,069,168	11.30
1996	20,329,569	2,469,415	12.15	291,989	1.44	2,177,426	10.71
1997	21,953,238	2,721,981	12.40	309,615	1.41	2,412,366	10.99
1998	23,091,107	2,724,963	11.80	297,600	1.29	2,427,363	10.51
1999	23,173,508	2,688,659	11.60	297,577	1.28	2,391,082	10.32
2000	24,428,481	2,486,048	10.18	303,657	1.24	2,182,391	8.93
2001	25,410,366	2,639,929	10.39	306,263	1.21	2,333,667	9.18
2002	25,715,342	2,790,381	10.85	284,435	1.11	2,505,946	9.74

Note: The Overall, Subtransmission and Distribution System Losses, in percent, were both based on the Net System Input. Thus, the Distribution and Subtransmission Losses can be summed up to get the Overall System Loss.

Prepared By: [signature]
Baldomero N. Guisala

Reviewed By: [signature]
Clemens M. Rivera

ANNEX F

MERALCO has been Heavily Penalized by the Existing 9.5% System Loss Cap Despite Undertaking Extensive Revenue Protection Activities

MERALCO's actual system loss performance has consistently been higher than the mandated 9.5% system loss cap prevailing since 1998. As a result, it has been heavily penalized. As of year-end, 2002, total accumulated system loss penalty for not meeting the cap has reached P4.17 Billion. These penalties were incurred in spite of the year-on-year intensification of MERALCO's anti-pilferage campaign-efforts. The generally poor state of the economy which started in the late '90s has certainly contributed to this as evidenced by the increasing number of pilferers being apprehended. This problem on electricity pilferage shall continue to hound MERALCO so long as the state of the Philippine economy does not improve significantly.

MERALCO SYSTEM LOSS PENALTIES INCURRED

1999-2002

YEAR	RA 7832 CAP	MERALCO'S SYSTEM LOSS	PENALTY
1999	9.5%	11.60%	P 1,285.33 M
2000	9.5%	10.18%	P 583.50 M
2001	9.5%	10.39%	P 953.49 M
2002	9.5%	10.85%	P 1,350.00 M*
ACCUMULATED PENALTY			**P 4,172.32 M**

* *Estimated penalty*

SOURCE: Meralco Annual Report

MERALCO PILFERAGE APPREHENSION PERFORMANCE

1997-2002

YEAR	APPREHENSION		EXPENSES INCURRED
	COUNT	Million kWh	
1997	49,877	212	(not available)
1998	51,143	261	P 128.87 M
1999	62,619	428	P 158.55 M
2000	60,864	870	P 413.18 M
2001	58,779	699	P 355.38 M
2002	87,795	617	P 456.04 M

SOURCE: Meralco- Non-Technical System Loss Reduction Program

Prepared By: [signature]
Jose Remilio C. Diangson

Reviewed By: [signature]
Noel R. Valeza

ANNEX G

MERALCO was Mandated to Acquire Nearby Provincial Cooperatives

MERALCO's load density is relatively low at 481 kW per square kilometer or just one-fifth the load density of Bangkok's Metropolitan Electricity Authority (MEA). This is due to the acquisition of nearby provincial cooperatives, which was mandated by the government during the martial law years. In general, these cooperatives have low peak demand and their customers are predominantly rural, residential loads spread out across a wide geographical area.

Aside from the old, dilapidated, and substandard distribution systems, which presented a significant challenge in reducing technical loss, the use of bare secondary wires and house-type meters (bottom-connect meters) made the newly-acquired distribution systems very susceptible to illegal connections and meter tampering.

The combined effect of these factors resulted in higher system losses compared to distribution utilities mainly supplying customers in the urban areas. Nevertheless, MERALCO has made substantial progress in reducing system losses in these latter-acquired areas. From system losses of 30% to 40%, when these distribution systems were acquired, their losses now hover around 14%, which is comparable to the system loss cap for rural cooperatives (also 14%).

HISTORICAL ADDITIONS TO MERALCO'S ORIGINAL FRANCHISE AREA

Name of Utility	Date Acquired	Peak* Demand, kW	Land Area km^2	Load Density* kW/km^2
Pililla Municipal System	Sep, 1980	1,583	73.9	21.4
Rizal Electric Cooperative, Inc.	Oct, 1980	27,890	372.3	74.9
Talim Electric Cooperative, Inc.	Oct, 1980	17,382	31.2	557.1
Alaminos Electric System	Feb, 1981	856	54.7	15.6
Oca Electric Company	Jul, 1981	916	33.1	27.7
Philippine Power and Development Co.	Feb, 1983	11,727	477.7	24.5
Quezon Provincial Electric System	Feb, 1983	2,545	557.6	4.6
Tayabas Light and Power Co.	Feb, 1983	1,714	310.8	5.5
Montalban Electric Light and Power Co.	Mar, 1983	2,738	312.7	8.8
First Quezon Electric Cooperative, Inc.	Sep, 1983	843	514.1	1.6
San Mateo Electric Plant Co., Inc.	Sep, 1984	4,103	64.9	63.2
First Cavite Electric Cooperative, Inc.	Feb, 1985	40,230	382.8	105.1
Comm. and Electricity Devt. Authority	Jul, 1985	16,164	873.8	18.5
Sapang Palay Project Rural Serv. Coop.	Jan, 1986	n. a.	7.4	n. a.
First Bulacan Electric Cooperative, Inc.	Jan,1986	13,053	481.7	27.1
Baliuag Electric Light and Power Co.	Jan, 1986	12,671	318.4	39.8
Second Bulacan Electric Cooperative, Inc.	Feb, 1986	15,294	1387.5	11.0
Batangas City Electric and Light System	Apr, 1992	11,353	283.0	40.1
San Pascual Electric Light System	Nov, 1992	n. a.	35.0	n. a.
TOTAL		181,063	6,452.7	28.1
MERALCO Franchise Area (All, 2002)		**4,448,000**	**9,338.0**	**480.6**

*When acquired
n.a. – Not available

Prepared By: [signature]
Roderick N. Nacu

Reviewed By: [signature]
Noemi B. Jimenez

HISTORICAL DISTRIBUTION SYSTEM LOSS

	MERALCO SYSTEM LOSS								
	RURAL (NEW FRANCHISE)			METROPOLITAN (OLD FRANCHISE)			TOTAL DISTRIBUTION LOSS		
Year	Input	Sales	% Loss	Input	Sales	% Loss	Input	Sales	% Loss
1984	63,727,524	41,713,075	34.54	9,276,699,301	8,495,983,703	8.42	9,340,426,825	8,537,696,778	8.59
1985	168,658,933	107,128,462	36.48	9,097,358,561	7,876,543,349	13.42	9,266,017,494	7,983,671,811	13.84
1986	417,770,875	259,370,731	37.92	9,412,376,623	7,770,629,640	17.44	9,830,147,498	8,030,000,371	18.31
1987	512,958,911	329,611,912	35.74	10,357,586,060	8,597,826,172	16.99	10,870,544,971	8,927,438,084	17.87
1988	579,606,691	380,893,517	34.28	11,426,340,416	9,894,192,756	13.41	12,005,947,107	10,275,086,273	14.42
1989	610,956,305	416,005,107	31.91	12,019,983,003	10,564,822,400	12.11	12,630,939,308	10,980,827,507	13.06
1990	673,646,668	475,249,952	29.45	12,592,049,462	11,011,583,813	12.55	13,265,696,130	11,486,833,765	13.41
1991	753,637,440	544,431,920	27.76	12,876,532,377	11,345,435,506	11.89	13,630,169,817	11,889,867,426	12.77
1992	914,049,115	658,261,893	27.98	13,096,221,374	11,492,281,626	12.25	14,010,270,489	12,150,543,519	13.27
1993	1,008,520,329	726,286,421	27.98	13,208,962,742	11,478,650,536	13.10	14,217,483,071	12,204,936,957	14.16
1994	1,254,454,485	915,693,353	27.00	15,350,913,827	13,479,601,302	12.19	16,605,368,312	14,395,294,655	13.31
1995	1,481,215,935	1,058,181,326	28.56	16,297,031,942	14,650,898,361	10.10	17,778,247,877	15,709,079,687	11.64
1996	1,710,927,530	1,278,421,481	25.28	18,103,996,383	16,359,076,097	9.64	19,814,923,913	17,637,497,578	10.99
1997	2,143,924,136	1,665,538,965	22.31	19,316,262,157	17,382,280,831	10.01	21,460,186,293	19,047,819,796	11.24
1998	2,621,037,429	2,121,079,973	19.07	19,989,338,764	18,061,933,050	9.64	22,610,376,193	20,183,013,023	10.74
1999	2,713,796,800	2,298,646,270	15.30	20,050,572,132	18,074,640,838	9.85	22,764,368,932	20,373,287,108	10.50
2000	2,914,642,044	2,488,888,334	14.61	21,057,795,629	19,301,158,409	8.34	23,972,437,673	21,790,046,743	9.10
2001	3,081,785,300	2,579,106,641	13.07	21,878,631,385	19,947,643,390	8.83	24,960,416,685	22,626,750,031	9.35
2002	3,261,907,467	2,804,941,347	14.01	22,046,306,366	19,997,327,114	9.29	25,308,213,833	22,802,268,461	9.90

Note: The System Loss figures in the Rural, Metropolitan and Total Distribution were based on their respective Energy Inputs.

NEW FRANCHISE DISTRIBUTION SYSTEM LOSS BREAKDOWN BY PROVINCE

	BULACAN			CAVITE			LAGUNA		
Year	Input	Sales	% Loss	Input	Sales	% Loss	Input	Sales	% Loss
1984							51,481,049	33,449,661	35.03
1985				75,888,604	46,040,833	39.33	58,000,494	36,553,839	36.98
1986	121,839,646	69,418,349	43.02	196,232,962	122,289,719	37.68	61,766,501	40,079,317	35.11
1987	180,770,978	102,674,504	43.20	228,038,456	149,109,995	34.61	65,048,180	45,438,808	30.15
1988	205,856,228	126,574,604	38.51	248,936,799	164,404,599	33.96	71,833,638	50,800,551	29.28
1989	225,433,474	146,111,621	35.19	253,376,079	174,166,717	31.26	75,890,865	54,851,767	27.72
1990	241,708,101	158,402,440	34.47	290,957,370	212,441,274	26.99	80,596,842	58,366,359	27.58
1991	265,740,956	178,087,952	32.98	328,255,058	247,565,429	24.58	84,861,402	63,481,070	25.19
1992	286,029,075	190,333,251	33.46	421,733,416	316,719,961	24.90	89,626,735	67,870,943	24.27
1993	290,778,959	194,811,320	33.00	468,008,507	346,814,947	25.90	95,022,988	72,019,549	24.21
1994	352,927,905	241,977,974	31.44	602,167,245	451,327,642	25.05	110,538,588	84,368,541	23.68
1995	401,361,300	263,872,384	34.26	745,648,892	551,470,828	26.04	118,982,522	91,414,099	23.17
1996	441,028,460	306,071,235	30.60	895,862,891	697,102,975	22.19	129,324,841	102,730,938	20.56
1997	490,256,642	354,528,702	27.69	1,230,557,608	971,233,612	21.07	148,624,639	124,700,980	16.10
1998	548,320,220	402,019,739	26.68	1,577,756,869	1,312,401,572	16.82	171,985,793	141,272,358	17.86
1999	552,689,332	420,413,032	23.93	1,654,553,917	1,451,116,891	12.30	171,664,297	144,143,303	16.03
2000	572,555,412	460,542,997	19.56	1,796,463,128	1,564,814,029	12.89	183,457,210	153,187,843	16.50
2001	590,417,708	498,139,760	15.63	1,899,422,930	1,673,625,356	11.89	204,543,967	172,580,861	15.63
2002	606,045,757	526,345,855	13.15	2,030,864,826	1,739,834,516	14.33	221,328,981	189,691,519	14.29

	BATANGAS			QUEZON			RIZAL		
Year	Input	Sales	% Loss	Input	Sales	% Loss	Input	Sales	% Loss
1984				9,038,850	5,836,730	35.43	3,207,625	2,426,684	24.35
1985				11,337,043	8,145,085	28.16	23,432,792	16,388,705	30.06
1986				11,862,027	8,731,897	26.39	26,069,739	18,851,449	27.69
1987				11,421,428	9,994,037	12.50	27,679,869	22,394,568	19.09
1988				16,377,576	12,152,808	25.80	36,602,450	26,960,955	26.34
1989				17,471,454	12,383,885	29.12	38,784,433	28,491,117	26.54
1990				19,133,855	13,867,433	27.52	41,250,500	32,172,446	22.01
1991				29,200,147	20,715,667	29.06	45,579,877	34,581,802	24.13
1992	35,910,240	22,167,631	38.27	32,462,584	23,627,096	27.22	48,287,065	37,543,011	22.25
1993	68,876,100	46,714,031	32.18	33,707,987	23,739,650	29.57	52,125,788	42,186,924	19.07
1994	85,675,455	57,874,768	32.45	42,643,792	30,935,498	27.46	60,501,500	49,208,930	18.66
1995	97,297,980	61,496,011	36.80	50,028,289	34,738,185	30.56	67,896,952	55,189,819	18.72
1996	113,877,124	68,606,724	39.75	52,039,923	39,425,036	24.24	78,794,291	64,484,573	18.16
1997	122,482,927	95,321,303	22.18	60,482,525	46,662,665	22.85	91,519,795	73,091,703	20.14
1998	141,147,323	114,286,264	19.03	73,618,409	57,296,168	22.17	108,208,815	93,803,872	13.31
1999	142,351,594	117,989,763	17.11	77,020,185	61,060,540	20.72	115,517,375	103,922,741	10.04
2000	151,061,627	127,613,340	15.52	84,793,468	67,116,018	20.85	126,311,199	115,614,107	8.47
2001	165,489,149	141,646,500	14.41	87,073,264	72,235,780	17.04	134,838,282	120,878,384	10.35
2002	169,986,829	145,873,878	14.19	94,393,821	76,616,266	18.83	139,287,253	126,579,313	9.12

Prepared by: [signature]
Baldomero N. Guisala

Reviewed by: [signature]
Clemens M. Rivera

US SEC
File No. 82-3237

ANNEX H

MERALCO ANNUAL COMPANY USE AND NET SYSTEM INPUT (1999-2002)
IN THOUSAND KILOWATTHOURS

YEAR	1999	2000	2001	2002
CO USE	51,422	61,692	81,177	102,637
NSI	23,173,508	24,428,481	25,410,367	25,715,349
% OF NSI	**0.22%**	**0.25%**	**0.32%**	**0.40%**

MERALCO MONTHLY COMPANY USE (1999-2002)

MONTH	1999	2000	2001	2002
JAN	3,655	5,456	3,479	4,397
FEB	4,326	4,370	3,677	13,564
MAR	3,981	4,241	6,869	10,223
APR	4,312	3,689	5,127	7,763
MAY	3,815	4,248	9,036	6,215
JUN	4,113	2,933	5,104	14,317
JUL	5,204	2,831	8,989	9,471
AUG	4,165	3,473	4,298	8,914
SEP	4,463	4,200	4,929	7,028
OCT	4,093	4,572	14,956	6,508
NOV	5,096	13,248	7,686	6,814
DEC	**4,199**	8,431	7,027	7,423
TOTAL	**51,422**	**61,692**	**81,177**	**102,637**

Source: Meralco - Accounting: Purchased Power and System Loss Statistics (1998-2002)

Prepared by: Severino B. Beltran, III

Reviewed by: Noel R. Valeza

ANNEX "I"

COMPARATIVE COMPANY USE OF PHILIPPINE ELECTRIC UTILITIES (1997-2001)

NAME of ELECTRIC UTILITY	1997	1998	1999	2000	2001
PUBLIC UTILITIES DEPT. - OLONGAPO CITY	0.05%	0.05%	0.06%	0.90%	1.23%
PANAY ELECTRIC COMPANY	1.74%	1.75%	1.12%	1.07%	1.07%
COTABATO LIGHT AND POWER COMPANY	0.93%	0.84%	0.95%	1.10%	1.02%
MACTAN ELECTRIC CO., INC.	0.79%	1.01%	1.00%	1.00%	1.01%
MANSONS CORPORATION	1.37%	1.21%	1.07%	0.96%	0.88%
LA UNION ELECTRIC CO., INC.	0.47%	0.51%			0.84%
ILIGAN LIGHT & POWER COMPANY	0.16%	0.16%	0.14%	0.32%	0.65%
SAN FDO ELECTRIC POWER & LIGHT CO., INC.	0.63%	0.65%	0.58%	0.58%	0.58%
TARLAC ELECTRIC, INC.	0.37%	0.46%	0.57%	0.56%	0.52%
PROVINCIAL PUBLIC UTILITIES DEPT. - BOHOL	4.79%	3.99%	4.00%	4.05%	0.47%
DAVAO LIGHT AND POWER CO., INC.	0.56%	0.51%	0.48%	0.48%	0.46%
MANILA ELECTRIC COMPANY	***0.23%***	***0.26%***	***0.22%***	***0.25%***	***0.32%***
IBAAN ELECTRIC & ENGINEERING CORP	0.13%	0.15%	0.15%	0.17%	0.18%
CAGAYAN ELECTRIC POWER AND LIGHT CO.	0.13%	0.13%	0.13%	0.12%	0.17%
ANGELES ELECTRIC CORPORATION	0.17%	0.18%	0.16%	0.17%	0.17%
VISAYAN ELECTRIC COMPANY	2.07%	0.74%	0.17%	0.17%	0.17%
DAGUPAN ELECTRIC CORPORATION	0.14%	0.14%	0.17%	0.16%	0.17%
CABANATUAN ELECTRIC CORPORATION	0.85%	0.78%	0.79%	0.64%	0.08%
MANAOAG UTILITY INC.	0.35%	0.46%	0.46%	0.46%	
BAUAN ELECTRIC LIGHT SYSTEM	5.78%	5.31%	5.31%	5.31%	
AVERAGE WITH MERALCO	**1.09%**	**0.96%**	**0.92%**	**0.97%**	**0.56%**
AVERAGE WITHOUT MERALCO	**1.13%**	**1.00%**	**0.96%**	**1.01%**	**0.57%**

Source: ERC- Summary of Kilowatthour Purchased, Generated, Sold, Unaccounted and Used by the Company for the Year [1997-2001]

Prepared by: [signature] Severino B. Beltran, III

Reviewed by: [signature] Noel R. Valeza

ANNEX "J"

RORB COMPUTATION
REPUBLIC VS. MEDINA VS. ERC COMPUTATION

	Republic vs Medina Computation	ERC Approval	Difference	ERC Approval under Republic vs. Medina Computation
REVENUE REQUIREMENT				
Purchased Power	101,913,816,000	101,913,816,000	-	101,913,816,000
O & M	8,260,613,388	8,260,613,388	-	8,260,613,388
Depreciation	3,388,306,078	3,388,306,078	-	3,388,306,078
Income Tax	**4,632,788,023**	**-**	**(4,632,788,023)**	**4,632,788,023**
Other Taxes	108,520,027	108,520,027	-	108,520,027
RORB	**10,983,511,901**	**9,043,539,000**	**(1,939,972,901)**	**4,410,750,977**
Sub-Total	129,287,555,417	122,714,794,493	(6,572,760,924)	122,714,794,493
Less:Other Operating Revenues	(697,800,000)	(697,800,000)	-	(697,800,000)
Sub-Total	128,589,755,417	122,016,994,493	(6,572,760,924)	122,016,994,493
Add: Franchise Tax	2,864,818,472	2,730,680,494	(134,137,978)	2,730,680,494
TOTAL	131,454,573,889	124,747,674,987	(6,706,898,902)	124,747,674,987
RATE BASE				
Net Utility Plant in Service	73,166,861,000	73,166,861,000	-	73,166,861,000
Working Capital	**18,362,404,898**	**1,309,049,000**	**(17,053,355,898)**	**18,362,404,898**
Total	91,529,265,898	74,475,910,000	(17,053,355,898)	91,529,265,898
RORB	**12.00%**	**12.14%**		**4.82%**
Breakdown of Net Utility Plant in Service				
Net Utility Plant in Service	68,847,447,000	68,847,447,000	-	68,847,447,000
Construction Work in Progress	3,234,296,000	3,234,296,000	-	3,234,296,000
Materials & Supplies	1,363,310,000	1,363,310,000	-	1,363,310,000
Contribution in Aid of Construction	(278,192,000)	(278,192,000)	-	(278,192,000)
TOTAL	73,166,861,000	73,166,861,000	-	73,166,861,000
Breakdown of Working Capital				
Purchased Power	**16,985,636,000**		**(16,985,636,000)**	**16,985,636,000**
O & M	1,376,768,898	1,309,049,000	(67,719,898)	1,376,768,898
Total	18,362,404,898	1,309,049,000	(17,053,355,898)	18,362,404,898

Prepared by: (signed) Noemi B. Jimenez

Reviewed by: (signed) Ivanna G. dela Pena

MERALCO'S WEIGHTED AVERAGE COST OF CAPITAL

The weighted average cost of capital (WACC) is an appropriate measure of investors' required return. This means that to be able to attract investors and the required financing it needs from creditors, the company should be able to generate returns at this level. The WACC is the weighted average of the costs of different components of financing, including debt, equity, and hybrid securities, used by a firm to finance its financial requirements.

WACC = (Cost of debt) x (Proportion of Debt)
+ (Cost of Equity) x (Proportion of Equity)

Meralco's sources of financing are in column (a) as follows:

1. Long-term debt
2. Customer Deposits
3. Common Stock
4. Preferred Shares

The amounts in column (b) were determined as follows:

1. Long-term debt – This is the balance shown in the Balance Sheet of Meralco's 2000 Financial Statements.
2. Customer deposits – This is the balance shown in the Balance Sheet of Meralco's 2000 Financial Statements.
3. Common Stocks – in the case of common stock, it is recommended that the market value of common stocks be used (Source: Investment Valuation by Aswath Damodaran p. 64) The amount is calculated as follows:

   To determine a normalized market price for Meralco shares, we estimate the market price as follows:

   Estimated market price as calculated by a Price to Book Ratio (P/B ratio) of 3:1

Book Value (historical)	38.41
Multiplied by: P/B ratio	3
Estimated price (rounded)	115

   Value of Common Stocks = Estimated market price x Number of shares

4. Preferred shares – This is the balance shown in the Balance Sheet of Meralco's 2000 Financial Statements.

To compute for the company's weighted average cost of capital, the cost of each component are determined , as shown in column (e) . To compute for the cost of

each component, the traditional methods were used using financial models published in several finance books (Sources: Investment Valuation by Aswath Damodaran, Financial Management and Policy by James Van Horne)

1. Cost of Debt (after tax) : $k_i = k(1\text{-}t)$
   Where k is the interest rate
   t is the marginal tax rate.

   (Calculations in Attachment A)

2. Cost of Customer Deposits : $k = k(1\text{-}t)$
   where k is the interest rate
   t is the marginal tax rate

   Interest on customer deposits is 10%, thus:

   $k = 10\% \ (1-.32) = 6.8\%$

3. Cost of Equity (or Common Stock) :

   According to the guidelines used by the ERC in the UFR, the cost of equity should be able to attract investors:

   > *"... As one method for calculating the weighted average cost of equity, the utility may propose a cost of equity sufficient to attract capital in the marketplace..."*

   The Cost of Equity is the rate of return that investors require to make an equity investment in a firm. An approach to estimating the cost of equity is to use a risk and return model, the Capital Asset Pricing Model.

Capital Asset Pricing Model

The CAPM measures risk and relates expected returns to this risk measure. The risk is measured my its beta, which can be used to yield an expected return.

Cost of Equity = Risk free rate + Equity Beta (market return – risk free rate)

As shown in the formula, the return that investors expect, given the risk, is the cost of equity.

Calculated using the Capital Asset Pricing Model or CAPM:
(References: Investment Valuation by Aswath Damodaran, Financial Management and Policy by James Van Horne)

$k_e = R_f + (R_m - R_f)(ß)$
Where Rf is the risk free rate
Rm is the required return on the market portfolio
ß is the beta coefficient

The risk free rate is equivalent to the yield of the 10 year sovereign bond as of end of 2000.

The required return of the market portfolio is determined by getting the return from the Philippine stock market.

The Beta (B) is the sensitivity of Meralco stocks to the market. The calculation process involves comparing stock price movements with the movements of the Philippine Stock Index (PHISIX):

Beta = covariance between Meralco Stock and the PHISIX / Variance of the PHISIX

(Basis of calculations are shown in Attachment B)

Using the above, the Cost of Equity can be calculated as follows:

k = 9.253% + 0.696 (21% - 9.253%)
= 17.92%

4. Cost of Preferred Stock : $k_p = D / P$
Where D is the stated annual dividend
P is the proceeds of the preferred stock issue.

In Meralco's case, this is 10% per annum compounded quarterly:

$K_p = ((1 + 2.5\%)^4 - 1) \times 100\% = 10.38\%$

The cost of each component as determined by the above methods are shown in column (d).

After determining the cost of each component, the weight of each component is then determined. The weight can be determined by getting the percentage of each component. This can be computed by dividing the component amount by the total amount. The weights of each component are shown in column (c).

To determine the weighted cost of capital for each component, columns (c) and (d) are multiplied. The weighted cost of capital for each component are shown in column (e).

To determine Meralco's weighted average cost of capital, the weighted cost for total debt and total equity are added up.

Attachment A

DEBT PROFILE AS OF DECEMBER 31, 2000

Creditor	Loan Balance (in thousand pesos)	Interest Rate	Phil. Equivalent	Weight	Weighted Interest
EFIC	32,249	0.02700	0.10600	0.00120	0.00013
IFC	90,818	0.07375	0.16786	0.00339	0.00057
ING-Barings	5,988,000	0.07690	0.15974	0.22355	0.03571
IBRD/ Worldbank	2,147,793	0.09150	0.17546	0.08018	0.01407
Asian Devt Bank	5,330,565	0.06700	0.14908	0.19901	0.02967
OECF	4,595,103	0.05500	0.13615	0.17155	0.02336
KFW	611,154	0.06800	0.15015	0.02282	0.00343
Citibank	4,990,000	0.07090	0.15328	0.18629	0.02855
DBP - JBIC	3,000,000	0.10930	0.10930	0.11200	0.01224
TOTAL LONG TERM DEBT	26,785,682			1.00000	0.14772
Cost of Debt - net of tax					*10.045%*

Inflation Rates:	
Philippines	0.092
United States	0.014
Germany	0.014
Japan	0.004

Prepared by: [signature]
Melissa C. Ortiz

Reviewed by: [signature]
Antonio R. Valera

Cost of Long-Term Debt:

For local debt, the actual interest rate on the loans are used, net of tax.

For foreign debt, we use the Fisher effect to compute for the Philippine interest rate:
Fisher effect – real rate of interest in all countries is the same. Differences in nominal rates are due to differences in inflation rates prevailing in each country.

Philippine interest = {[(1+Phil inflation)/(1+foreign inflation)] x (1+foreign interest)} - 1

Where: foreign interest is the interest quoted for foreign loans

Tax is also deducted from the resulting interest rate.

Source: Foundations of Multinational Financial Management, 3rd edition, by Alan C. Shapiro

File No. 82-3237

COST OF EQUITY

DATE	MERALCO "A" HIGH	LOW	CLOSE	return	MERALCO "B" HIGH	LOW	CLOSE	return	PHISIX	return
									1,869.23	
1-Jan-98 NEW YEAR'S DAY										
2-Jan-98 FRI.			83.50				139.00		1,891.27	
5-Jan-98 MON.			84.50	0.01			143.00	0.03	1,872.84	(0.01)
6-Jan-98 TUES.			81.50	(0.04)			135.00	(0.06)	1,820.60	(0.03)
7-Jan-98 WED.			81.00	(0.01)			128.00	(0.05)	1,747.34	(0.04)
8-Jan-98 THUR.			79.50	(0.02)			128.00	-	1,655.85	(0.05)
9-Jan-98 FRI.			71.50	(0.10)			111.00	(0.13)	1,518.00	(0.08)
12-Jan-98 MON.			69.00	(0.03)			110.00	(0.01)	1,532.97	0.01
13-Jan-98 TUES.			71.50	0.04			112.00	0.02	1,590.99	0.04
14-Jan-98 WED.			72.00	0.01			119.00	0.06	1,686.22	0.06
15-Jan-98 THUR.			74.50	0.03			125.00	0.05	1,706.85	0.01
16-Jan-98 FRI.			80.00	0.07			134.00	0.07	1,676.63	(0.02)
19-Jan-98 MON.			84.00	0.05			144.00	0.07	1,771.89	0.06
20-Jan-98 TUES.			81.50	(0.03)			137.00	(0.05)	1,773.86	0.00
21-Jan-98 WED.			78.50	(0.04)			131.00	(0.04)	1,755.27	(0.01)
22-Jan-98 THUR.			78.50	-			124.00	(0.05)	1,707.61	(0.03)
23-Jan-98 FRI.			79.00	0.01			128.00	0.03	1,704.07	(0.00)
26-Jan-98 MON.			79.00	-			129.00	0.01	1,730.82	0.02
27-Jan-98 TUES.			80.00	0.01			130.00	0.01	1,733.15	0.00
28-Jan-98 WED.			92.50	0.16			120.00	(0.08)	1,782.07	0.03
29-Jan-98 THUR.			91.00	(0.02)			120.00	-	1,796.68	0.01
30-Jan-98 FRI.			96.50	0.06			135.00	0.13	1,948.01	0.08
2-Feb-98 MON.			100.00	0.04			159.00	0.18	2,145.70	0.10
3-Feb-98 TUES.			95.00	(0.05)			146.00	(0.08)	2,085.88	(0.03)
4-Feb-98 WED.			93.50	(0.02)			143.00	(0.02)	2,042.14	(0.02)
5-Feb-98 THUR.			92.00	(0.02)			136.00	(0.05)	2,049.15	0.00
6-Feb-98 FRI.			86.00	(0.07)			127.00	(0.07)	2,036.78	(0.01)
9-Feb-98 MON.			87.00	0.01			134.00	0.06	2,050.69	0.01
10-Feb-98 TUES.			91.00	0.05			140.00	0.04	2,078.87	0.01
11-Feb-98 WED.			91.50	0.01			140.00	-	2,218.32	0.07
12-Feb-98 THUR.			87.50	(0.04)			127.00	(0.09)	2,166.45	(0.02)
13-Feb-98 FRI.			79.50	(0.09)			113.00	(0.11)	2,094.98	(0.03)
16-Feb-98 MON.			79.50	-			111.00	(0.02)	2,022.73	(0.03)
17-Feb-98 TUES.			80.00	0.01			117.00	0.05	2,055.53	0.02
18-Feb-98 WED.			78.50	(0.02)			117.00	-	2,097.60	0.02
19-Feb-98 THUR.			80.00	0.02			118.00	0.01	2,136.30	0.02
20-Feb-98 FRI.			80.50	0.01			121.00	0.03	2,135.91	(0.00)
23-Feb-98 MON.			79.50	(0.01)			118.00	(0.02)	2,116.00	(0.01)
24-Feb-98 TUES.			78.50	(0.01)			117.00	(0.01)	2,100.78	(0.01)
25-Feb-98 WED.			80.00	0.02			119.00	0.02	2,153.70	0.03

COST OF EQUITY

26-Feb-98 THUR.			78.50	(0.02)			117.00	(0.02)	2,182.75	0.01
27-Feb-98 FRI.			78.50	-			119.00	0.02	2,266.30	0.04
2-Mar-98 MON.			78.50	-			122.00	0.03	2,280.56	0.01
3-Mar-98 TUES.			77.50	(0.01)			118.00	(0.03)	2,258.86	(0.01)
4-Mar-98 WED.			74.00	(0.05)			113.00	(0.04)	2,219.31	(0.02)
5-Mar-98 THUR.			75.00	0.01			115.00	0.02	2,207.54	(0.01)
6-Mar-98 FRI.			74.50	(0.01)			119.00	0.03	2,181.96	(0.01)
9-Mar-98 MON.			74.50	-			119.00	-	2,175.41	(0.00)
10-Mar-98 TUES.			73.00	(0.02)			118.00	(0.01)	2,134.91	(0.02)
11-Mar-98 WED.			73.50	0.01			118.00	-	2,188.42	0.03
12-Mar-98 THUR.			73.50	-			113.00	(0.04)	2,176.50	(0.01)
13-Mar-98 FRI.			75.00	0.02			114.00	0.01	2,173.29	(0.00)
16-Mar-98 MON.			75.00	-			114.00	-	2,194.12	0.01
17-Mar-98 TUES.			76.00	0.01			117.00	0.03	2,239.83	0.02
18-Mar-98 WED.			77.00	0.01			124.00	0.06	2,283.98	0.02
19-Mar-98 THUR.			76.50	(0.01)			120.00	(0.03)	2,288.39	0.00
20-Mar-98 FRI.			76.00	(0.01)			122.00	0.02	2,274.14	(0.01)
23-Mar-98 MON.			76.00	-			122.00	-	2,310.06	0.02
24-Mar-98 TUES.			77.50	0.02			124.00	0.02	2,305.06	(0.00)
25-Mar-98 WED.			76.50	(0.01)			121.00	(0.02)	2,311.42	0.00
26-Mar-98 THUR.			77.00	0.01			120.00	(0.01)	2,310.37	(0.00)
27-Mar-98 FRI.			77.00	-			120.00	-	2,301.66	(0.00)
30-Mar-98 MON.	77.50	76.00	76.50	(0.01)	126.00	120.00	125.00	0.04	2,273.80	(0.01)
31-Mar-98 TUES.	76.00	75.00	75.00	(0.00)	125.00	122.00	124.00	0.00	2,238.42	(0.02)
1-Apr-98 WED.	75.00	75.00	75.00	-	124.00	120.00	120.00	(0.03)	2,209.37	(0.01)
2-Apr-98 THUR.	74.50	73.00	73.50	(0.02)	120.00	117.00	120.00	-	2,174.00	(0.02)
3-Apr-98 FRI.	73.50	72.50	73.00	(0.01)	120.00	118.00	120.00	-	2,173.55	(0.00)
6-Apr-98 MON.	73.50	72.00	73.00	-	120.00	118.00	119.00	(0.01)	2,160.48	(0.01)
7-Apr-98 TUES.	73.50	72.00	72.50	(0.01)	120.00	118.00	119.00	-	2,183.35	0.01
8-Apr-98 WED.	74.00	73.00	74.00	0.02	122.00	120.00	120.00	0.01	2,193.47	0.00
13-Apr-98 MON.	75.50	74.00	75.50	0.02	125.00	120.00	125.00	0.04	2,210.46	0.01
14-Apr-98 TUES.	76.00	73.50	74.00	(0.02)	125.00	123.00	124.00	(0.01)	2,222.04	0.01
15-Apr-98 WED.	75.00	74.00	74.00	-	124.00	121.00	121.00	(0.02)	2,210.57	(0.01)
16-Apr-98 THUR.	73.00	72.00	72.50	(0.02)	122.00	120.00	120.00	(0.01)	2,184.55	(0.01)
17-Apr-98 FRI.	72.50	72.00	72.50	-	121.00	119.00	119.00	(0.01)	2,176.10	(0.00)
20-Apr-98 MON.	72.50	71.50	71.50	(0.01)	119.00	112.00	113.00	(0.05)	2,156.60	(0.01)
21-Apr-98 TUES.	72.00	72.00	72.00	0.01	114.00	112.00	113.00	-	2,151.48	(0.00)
22-Apr-98 WED.	72.00	72.00	72.00	-	115.00	113.00	113.00	-	2,154.28	0.00
23-Apr-98 THUR.	73.00	72.00	73.00	0.01	114.00	112.00	114.00	0.01	2,164.33	0.00
24-Apr-98 FRI.	74.00	73.00	74.00	0.01	113.00	112.00	112.00	(0.02)	2,153.91	(0.00)
27-Apr-98 MON.	74.50	73.50	74.00	-	113.00	112.00	112.00	-	2,122.19	(0.01)
28-Apr-98 TUES.	74.00	73.50	74.00	-	112.00	110.00	110.00	(0.02)	2,126.69	0.00
29-Apr-98 WED.	74.00	74.00	74.00	-	112.00	110.00	110.00	-	2,133.99	0.00

COST OF EQUITY

30-Apr-98	THUR.	74.50	74.00	74.50	0.01	115.00	111.00	114.00	0.04	2,181.32	0.02
4-May-98	MON.	75.00	74.50	74.50	-	117.00	115.00	115.00	0.01	2,208.12	0.01
5-May-98	TUES.	75.50	74.50	75.50	0.01	117.00	114.00	117.00	0.02	2,267.18	0.03
6-May-98	WED.	75.50	75.00	75.50	-	117.00	113.00	114.00	(0.03)	2,211.13	(0.02)
7-May-98	THUR.	75.50	75.50	75.50	-	116.00	113.00	115.00	0.01	2,189.97	(0.01)
8-May-98	FRI.	76.50	75.50	76.00	0.01	119.00	114.00	119.00	0.03	2,209.96	0.01
########	TUES.	76.00	75.50	76.00	-	122.00	118.00	119.00	-	2,214.52	0.00
########	WED.	75.50	75.50	75.50	(0.01)	119.00	115.00	116.00	(0.03)	2,163.67	(0.02)
########	THUR.	76.00	75.50	76.00	0.01	115.00	112.00	114.00	(0.02)	2,130.00	(0.02)
########	FRI.	76.50	76.00	76.00	-	115.00	113.00	114.00	-	2,128.60	(0.00)
########	MON.	76.50	75.00	76.00	-	119.00	112.00	117.00	0.03	2,125.41	(0.00)
########	TUES.	76.50	76.00	76.50	0.01	117.00	112.00	113.00	(0.03)	2,068.91	(0.03)
########	WED.	76.50	76.00	76.00	(0.01)	117.00	113.00	116.00	0.03	2,100.93	0.02
########	THUR.	79.50	77.00	79.50	0.05	125.00	120.00	125.00	0.08	2,148.61	0.02
########	FRI.	80.00	77.50	79.50	-	127.00	123.00	127.00	0.02	2,139.25	(0.00)
########	MON.	79.50	78.50	78.50	(0.01)	129.00	124.00	128.00	0.01	2,124.48	(0.01)
########	TUES.	77.50	76.00	76.50	(0.03)	127.00	123.00	124.00	(0.03)	2,109.30	(0.01)
########	WED.	76.50	75.00	75.00	(0.02)	125.00	121.00	121.00	(0.02)	2,060.14	(0.02)
########	THUR.	75.00	73.50	73.50	(0.02)	122.00	117.00	118.00	(0.02)	2,014.23	(0.02)
########	FRI.	74.00	73.50	74.00	0.01	118.00	114.00	115.00	(0.03)	2,011.45	(0.00)
1-Jun-98	MON.	73.50	73.00	73.00	(0.01)	116.00	114.00	116.00	0.01	1,996.05	(0.01)
2-Jun-98	TUES.	72.50	71.50	71.50	(0.02)	116.00	112.00	113.00	(0.03)	1,946.08	(0.03)
3-Jun-98	WED.	71.50	71.00	71.50	-	111.00	108.00	110.00	(0.03)	1,928.99	(0.01)
4-Jun-98	THUR.	72.00	71.00	72.00	0.01	113.00	110.00	113.00	0.03	1,953.88	0.01
5-Jun-98	FRI.	72.50	72.00	72.50	0.01	114.00	112.00	113.00	-	1,957.76	0.00
8-Jun-98	MON.	72.00	72.00	72.00	(0.01)	113.00	111.00	113.00	-	1,930.59	(0.01)
9-Jun-98	TUES.	72.50	71.50	72.00	-	114.00	112.00	114.00	0.01	1,924.49	(0.00)
10-Jun-98	WED.	72.00	72.00	72.00	-	114.00	112.00	114.00	-	1,917.87	(0.00)
11-Jun-98	THUR.	72.00	71.50	72.00	-	113.00	109.00	109.00	(0.04)	1,829.02	(0.05)
15-Jun-98	MON.	70.00	69.00	69.50	(0.03)	109.00	103.00	105.00	(0.04)	1,746.86	(0.04)
16-Jun-98	TUES.	70.00	69.00	69.50	-	106.00	101.00	105.00	-	1,726.55	(0.01)
17-Jun-98	WED.	70.00	69.50	70.00	0.01	106.00	102.00	102.00	(0.03)	1,716.18	(0.01)
18-Jun-98	THUR.	72.50	71.50	72.00	0.03	114.00	110.00	112.00	0.10	1,828.59	0.07
19-Jun-98	FRI.	72.00	70.00	70.50	(0.02)	111.00	108.00	109.00	(0.03)	1,741.71	(0.05)
22-Jun-98	MON.	70.50	69.50	70.50	-	109.00	103.00	103.00	(0.06)	1,689.69	(0.03)
23-Jun-98	TUES.	70.50	70.00	70.50	-	105.00	103.00	104.00	0.01	1,695.86	0.00
24-Jun-98	WED.	70.00	69.50	69.50	(0.01)	108.00	105.00	108.00	0.04	1,712.88	0.01
25-Jun-98	THUR.	70.00	67.50	67.50	(0.03)	108.00	107.00	108.00	-	1,709.03	(0.00)
26-Jun-98	FRI.	68.00	67.00	68.00	0.01	110.00	106.00	110.00	0.02	1,723.37	0.01
29-Jun-98	MON.	68.50	68.00	68.50	0.01	112.00	107.00	110.00	-	1,760.13	0.02
1-Jul-98	WED.	69.00	68.50	69.00	0.01	114.00	113.00	113.00	0.03	1,781.96	0.01
2-Jul-98	THUR.	72.00	70.00	72.00	0.04	117.00	114.00	116.00	0.03	1,856.19	0.04
3-Jul-98	FRI.	72.50	72.00	72.50	0.01	115.00	112.00	114.00	(0.02)	1,859.24	0.00

File No. 82-3237

6-Jul-98 MON.	72.50	72.00	72.50	-	115.00	113.00	114.00	-	1,854.39	(0.00)
7-Jul-98 TUES.	73.50	73.00	73.00	0.01	118.00	116.00	118.00	0.04	1,860.32	0.00
8-Jul-98 WED.	72.50	71.00	72.50	(0.01)	116.00	114.00	115.00	(0.03)	1,857.50	(0.00)
9-Jul-98 THUR.	71.50	70.00	70.00	(0.03)	116.00	113.00	113.00	(0.02)	1,828.40	(0.02)
10-Jul-98 FRI.	70.50	70.50	70.50	0.01	113.00	110.00	110.00	(0.03)	1,802.21	(0.01)
13-Jul-98 MON.	69.50	69.50	69.50	(0.01)	110.00	105.00	110.00	-	1,775.85	(0.01)
14-Jul-98 TUES.	70.50	69.50	70.00	0.01	110.00	108.00	108.00	(0.02)	1,784.87	0.01
15-Jul-98 WED.	70.50	70.00	70.50	0.01	113.00	110.00	113.00	0.05	1,794.06	0.01
16-Jul-98 THUR.	71.00	70.00	71.00	0.01	113.00	108.00	109.00	(0.04)	1,797.00	0.00
17-Jul-98 FRI.	72.00	71.50	71.50	0.01	111.00	106.00	107.00	(0.02)	1,787.26	(0.01)
20-Jul-98 MON.	70.00	69.50	69.50	(0.03)	107.00	103.00	105.00	(0.02)	1,734.45	(0.03)
21-Jul-98 TUES.	70.50	69.00	70.00	0.01	106.00	105.00	106.00	0.01	1,742.65	0.00
22-Jul-98 WED.	70.00	69.50	69.50	(0.01)	106.00	102.00	104.00	(0.02)	1,711.75	(0.02)
23-Jul-98 THUR.	69.50	68.50	68.50	(0.01)	102.00	99.50	100.00	(0.04)	1,678.16	(0.02)
24-Jul-98 FRI.	69.50	68.00	69.00	0.01	101.00	99.00	100.00	-	1,680.88	0.00
27-Jul-98 MON.	69.00	69.00	69.00	-	103.00	100.00	101.00	0.01	1,661.19	(0.01)
28-Jul-98 TUES.	69.00	68.50	69.00	-	101.00	100.00	100.00	(0.01)	1,628.33	(0.02)
29-Jul-98 WED.	69.00	68.50	69.00	-	102.00	100.00	102.00	0.02	1,605.27	(0.01)
30-Jul-98 THUR.	70.00	69.00	69.50	0.01	102.00	101.00	101.00	(0.01)	1,613.50	0.01
31-Jul-98 FRI.	70.00	69.50	70.00	0.01	101.00	103.00	102.00	0.01	1,607.61	(0.00)
3-Aug-98 MON.	69.50	69.00	69.00	(0.01)	100.00	98.00	99.00	(0.03)	1,543.07	(0.04)
4-Aug-98 TUES.	69.50	68.00	69.00	-	99.00	96.50	97.00	(0.02)	1,511.44	(0.02)
5-Aug-98 WED.	69.00	69.00	69.00	-	98.50	95.00	97.50	0.01	1,524.75	0.01
6-Aug-98 THUR.	69.50	68.50	69.00	-	98.00	92.50	93.50	(0.04)	1,480.89	(0.03)
7-Aug-98 FRI.	69.00	68.00	69.00	-	92.00	89.00	90.50	(0.03)	1,448.72	(0.02)
10-Aug-98 MON.	67.00	65.50	66.00	(0.04)	90.50	89.00	89.50	(0.01)	1,427.66	(0.01)
11-Aug-98 TUES.	65.00	60.00	60.00	(0.09)	89.50	82.00	84.00	(0.06)	1,373.19	(0.04)
12-Aug-98 WED.	59.50	58.00	58.50	(0.03)	83.00	78.50	79.50	(0.05)	1,307.30	(0.05)
13-Aug-98 THUR.	60.50	57.50	58.00	(0.01)	82.00	79.50	80.50	0.01	1,303.29	(0.00)
14-Aug-98 FRI.	59.00	56.00	59.00	0.02	82.00	79.50	81.50	0.01	1,337.92	0.03
17-Aug-98 MON.	60.00	59.50	60.00	0.02	84.50	82.00	82.50	0.01	1,335.71	(0.00)
18-Aug-98 TUES.	60.00	59.50	60.00	-	85.00	83.00	84.50	0.02	1,323.17	(0.01)
19-Aug-98 WED.	61.00	60.00	61.00	0.02	88.00	84.00	87.00	0.03	1,364.59	0.03
20-Aug-98 THUR.	61.00	61.00	61.00	-	88.00	87.00	87.00	-	1,390.93	0.02
21-Aug-98 FRI.	61.00	60.00	60.00	(0.02)	86.00	84.00	84.50	(0.03)	1,372.60	(0.01)
24-Aug-98 MON.	60.00	59.00	59.00	(0.02)	84.00	83.00	83.50	(0.01)	1,323.11	(0.04)
25-Aug-98 TUES.	58.00	57.00	58.00	(0.02)	85.00	82.00	85.00	0.02	1,310.19	(0.01)
26-Aug-98 WED.	57.50	57.00	57.50	(0.01)	83.00	80.00	82.00	(0.04)	1,287.02	(0.02)
27-Aug-98 THUR.	57.00	56.00	56.50	(0.02)	81.00	79.00	79.50	(0.03)	1,266.99	(0.02)
28-Aug-98 FRI.	56.50	55.50	55.50	(0.02)	77.00	71.50	73.50	(0.08)	1,194.71	(0.06)
31-Aug-98 MON.	56.00	55.50	56.00	0.01	73.50	71.50	72.00	(0.02)	1,192.25	(0.00)
1-Sep-98 TUES.	56.50	55.00	56.50	0.01	72.00	69.00	71.00	(0.01)	1,191.76	(0.00)
2-Sep-98 WED.	58.50	56.50	58.50	0.04	74.50	72.00	73.00	0.03	1,197.77	0.01

File No. 82-3237

COST OF EQUITY

3-Sep-98 THUR.	58.50	58.00	58.50	-	72.00	70.50	71.00	(0.03)	1,192.95	(0.00)
4-Sep-98 FRI.	58.00	57.50	58.00	(0.01)	69.50	66.50	67.00	(0.06)	1,159.38	(0.03)
7-Sep-98 MON.	58.00	57.00	58.00	-	70.50	65.50	70.50	0.05	1,186.93	0.02
8-Sep-98 TUES.	58.50	58.00	58.00	-	73.00	71.00	72.50	0.03	1,192.08	0.00
9-Sep-98 WED.	59.00	57.50	58.00	-	72.00	70.50	71.00	(0.02)	1,157.43	(0.03)
10-Sep-98 THUR.	57.50	57.00	57.50	(0.01)	70.50	69.50	70.00	(0.01)	1,100.17	(0.05)
11-Sep-98 FRI.	58.00	57.50	58.00	0.01	70.50	69.00	70.00	-	1,082.18	(0.02)
14-Sep-98 MON.	59.00	58.50	59.00	0.02	75.00	70.00	75.00	0.07	1,100.76	0.02
15-Sep-98 TUES.	60.00	59.50	60.00	0.02	78.50	73.00	78.50	0.05	1,140.40	0.04
16-Sep-98 WED.	61.00	60.00	60.50	0.01	82.50	79.00	82.50	0.05	1,176.54	0.03
17-Sep-98 THUR.	62.50	60.50	62.00	0.02	87.00	83.00	86.50	0.05	1,269.24	0.08
18-Sep-98 FRI.	62.50	60.00	62.50	0.01	82.50	80.50	82.00	(0.05)	1,174.61	(0.07)
21-Sep-98 MON.	63.00	62.50	62.50	-	82.00	79.00	79.00	(0.04)	1,164.26	(0.01)
22-Sep-98 TUES.	63.00	62.50	62.50	-	79.00	75.00	78.50	(0.01)	1,123.30	(0.04)
23-Sep-98 WED.	63.50	62.50	63.00	0.01	85.50	80.00	85.00	0.08	1,159.69	0.03
24-Sep-98 THUR.	65.50	64.00	65.00	0.03	88.00	85.00	85.50	0.01	1,220.25	0.05
25-Sep-98 FRI.	66.00	64.00	65.00	-	85.50	82.50	84.00	(0.02)	1,215.46	(0.00)
28-Sep-98 MON.	65.50	65.00	65.00	-	86.00	84.00	85.00	0.01	1,230.50	0.01
29-Sep-98 TUES.	66.00	65.50	65.50	0.01	85.50	83.00	83.00	(0.02)	1,238.17	0.01
30-Sep-98 WED.	65.50	65.00	65.00	0.01	83.50	82.00	83.50	0.02	1,259.64	0.02
1-Oct-98 THUR.	65.00	65.00	65.00	-	83.00	82.50	83.00	(0.01)	1,227.32	(0.03)
2-Oct-98 FRI.	65.00	62.00	65.00	-	82.50	80.50	81.00	(0.02)	1,195.62	(0.03)
5-Oct-98 MON.	65.00	65.00	65.00	-	81.50	78.50	79.00	(0.02)	1,166.54	(0.02)
6-Oct-98 TUES.	65.00	65.00	65.00	-	79.50	78.00	78.50	(0.01)	1,170.16	0.00
7-Oct-98 WED.	65.00	64.50	65.00	-	82.50	80.00	82.00	0.04	1,212.75	0.04
8-Oct-98 THUR.	65.00	64.50	65.00	-	85.00	83.50	85.00	0.04	1,250.41	0.03
9-Oct-98 FRI.	67.50	66.00	67.00	0.03	95.00	86.00	91.50	0.08	1,301.36	0.04
12-Oct-98 MON.	69.50	67.00	68.50	0.02	96.50	92.00	95.50	0.04	1,343.27	0.03
13-Oct-98 TUES.	68.50	67.00	67.00	(0.02)	96.50	94.00	95.00	(0.01)	1,367.77	0.02
14-Oct-98 WED.	66.50	65.00	65.00	(0.03)	93.00	90.50	91.50	(0.04)	1,324.22	(0.03)
15-Oct-98 THUR.	65.50	64.50	65.00	-	93.50	91.50	92.00	0.01	1,342.78	0.01
16-Oct-98 FRI.	68.50	67.00	68.50	0.05	102.00	94.50	102.00	0.11	1,437.36	0.07
19-Oct-98 MON.	69.50	68.50	68.50	-	109.00	102.00	107.00	0.05	1,489.35	0.04
20-Oct-98 TUES.	69.00	67.00	67.50	(0.01)	109.00	103.00	104.00	(0.03)	1,467.69	(0.01)
21-Oct-98 WED.	68.00	67.50	67.50	-	108.00	104.00	108.00	0.04	1,494.62	0.02
23-Oct-98 FRI.	69.00	67.50	68.50	0.01	109.00	107.00	109.00	0.01	1,523.98	0.02
26-Oct-98 MON.	72.50	68.00	72.50	0.06	116.00	107.00	115.00	0.06	1,586.40	0.04
27-Oct-98 TUES.	72.50	71.00	71.00	(0.02)	116.00	113.00	115.00	-	1,592.50	0.00
28-Oct-98 WED.	71.50	70.00	71.50	0.01	114.00	111.00	114.00	(0.01)	1,602.23	0.01
29-Oct-98 THUR.	73.50	72.50	73.00	0.02	117.00	113.00	117.00	0.03	1,668.96	0.04
30-Oct-98 FRI.	76.00	74.00	75.00	0.03	123.00	117.00	119.00	0.02	1,755.04	0.05
3-Nov-98 TUES.	77.00	74.00	74.00	(0.01)	122.00	116.00	116.00	(0.03)	1,801.64	0.03
4-Nov-98 WED.	75.00	73.50	74.00	-	120.00	115.00	116.00	-	1,714.09	(0.05)

File No. 82-3237

COST OF EQUITY

5-Nov-98 THUR.	74.00	73.00	73.00	(0.01)	118.00	114.00	114.00	(0.02)	1,761.60	0.03
6-Nov-98 FRI.	73.50	73.00	73.50	0.01	116.00	111.00	116.00	0.02	1,797.37	0.02
9-Nov-98 MON.	73.00	70.50	70.50	(0.04)	117.00	106.00	106.00	(0.09)	1,712.51	(0.05)
10-Nov-98 TUES.	70.50	70.00	70.50	-	111.00	104.00	110.00	0.04	1,637.10	(0.04)
11-Nov-98 WED.	71.50	70.00	71.00	0.01	112.00	107.00	112.00	0.02	1,708.23	0.04
12-Nov-98 THUR.	71.50	70.50	71.00	-	114.00	110.00	110.00	(0.02)	1,734.15	0.02
13-Nov-98 FRI.	71.00	70.00	71.00	-	111.00	109.00	109.00	(0.01)	1,711.98	(0.01)
16-Nov-98 MON.	71.00	71.00	71.00	-	112.00	109.00	110.00	0.01	1,745.60	0.02
17-Nov-98 TUES.	75.00	70.50	74.00	0.04	120.00	110.00	117.00	0.06	1,779.23	0.02
18-Nov-98 WED.	79.50	74.00	78.00	0.05	126.00	118.00	122.00	0.04	1,820.77	0.02
19-Nov-98 THUR.	79.50	77.50	77.50	(0.01)	126.00	122.00	122.00	-	1,819.01	(0.00)
20-Nov-98 FRI.	80.00	77.50	80.00	0.03	127.00	122.00	127.00	0.04	1,841.69	0.01
23-Nov-98 MON.	83.00	80.00	82.50	0.03	134.00	128.00	129.00	0.02	1,922.26	0.04
24-Nov-98 TUES.	83.00	80.50	80.50	(0.02)	132.00	125.00	127.00	(0.02)	1,961.25	0.02
25-Nov-98 WED.	81.00	80.50	81.00	0.01	128.00	126.00	127.00	-	1,958.54	(0.00)
26-Nov-98 THUR.	80.50	79.50	80.00	(0.01)	128.00	125.00	125.00	(0.02)	1,920.93	(0.02)
27-Nov-98 FRI.	79.50	79.00	79.00	(0.01)	128.00	124.00	126.00	0.01	1,975.36	0.03
1-Dec-98 TUES.	79.50	79.00	79.50	0.01	127.00	124.00	125.00	(0.01)	1,921.79	(0.03)
2-Dec-98 WED.	79.50	78.00	79.00	(0.01)	123.00	116.00	118.00	(0.06)	1,886.00	(0.02)
3-Dec-98 THUR.	79.00	75.00	75.50	(0.04)	117.00	108.00	108.00	(0.08)	1,807.03	(0.04)
4-Dec-98 FRI.	75.50	74.00	75.50	-	115.00	107.00	114.00	0.06	1,822.64	0.01
7-Dec-98 MON.	78.00	75.50	77.00	0.02	121.00	114.00	121.00	0.06	1,834.36	0.01
8-Dec-98 TUES.	78.00	75.00	75.00	(0.03)	124.00	115.00	115.00	(0.05)	1,815.85	(0.01)
9-Dec-98 WED.	75.00	74.00	74.00	(0.01)	117.00	110.00	110.00	(0.04)	1,769.34	(0.03)
10-Dec-98 THUR.	74.00	74.00	74.00	-	114.00	110.00	112.00	0.02	1,822.23	0.03
11-Dec-98 FRI.	76.50	74.00	76.00	0.03	116.00	111.00	115.00	0.03	1,835.61	0.01
14-Dec-98 MON.	77.00	75.00	75.50	(0.01)	115.00	108.00	109.00	(0.05)	1,800.80	(0.02)
15-Dec-98 TUES.	75.50	74.00	75.50	-	112.00	109.00	111.00	0.02	1,796.73	(0.00)
16-Dec-98 WED.	77.50	75.50	77.00	0.02	116.00	112.00	113.00	0.02	1,869.24	0.04
17-Dec-98 THUR.	77.50	76.00	77.00	-	116.00	113.00	114.00	0.01	1,878.30	0.00
18-Dec-98 FRI.	77.50	77.00	77.50	0.01	121.00	116.00	119.00	0.04	1,886.36	0.00
21-Dec-98 MON.	77.50	76.00	77.50	-	123.00	118.00	121.00	0.02	1,873.15	(0.01)
22-Dec-98 TUES.	78.00	77.00	77.50	-	124.00	118.00	121.00	-	1,893.66	0.01
23-Dec-98 WED.	78.00	78.00	78.00	0.01	123.00	120.00	123.00	0.02	1,910.46	0.01
24-Dec-98 THUR.	78.50	78.00	78.00	-	123.00	122.00	123.00	-	1,932.15	0.01
28-Dec-98 MON.	78.50	78.00	78.00	-	123.00	123.00	123.00	-	1,932.94	0.00
29-Dec-98 TUES.	79.00	78.50	79.00	0.01	126.00	123.00	125.00	0.02	1,968.78	0.02
4-Jan-99			86.00	0.09			133.00	0.06	1,980.70	0.01
5-Jan-99			86.00	-			131.00	(0.02)	2,006.85	0.01
6-Jan-99			89.00	0.03			128.00	(0.02)	2,079.75	0.04
7-Jan-99			90.00	0.01			132.00	0.03	2,134.91	0.03
8-Jan-99			90.00	-			135.00	0.02	2,140.64	0.00
11-Jan-99			87.50	(0.03)			125.00	(0.07)	2,139.64	(0.00)

12-Jan-99	92.50	0.06	130.00	0.04	2,148.46	0.00
13-Jan-99	93.00	0.01	130.00	-	2,167.40	0.01
14-Jan-99	89.50	(0.04)	124.00	(0.05)	2,063.28	(0.05)
15-Jan-99	90.00	0.01	123.00	(0.01)	2,041.55	(0.01)
18-Jan-99	90.50	0.01	134.00	0.09	2,130.90	0.04
19-Jan-99	89.50	(0.01)	127.00	(0.05)	2,103.84	(0.01)
20-Jan-99	90.00	0.01	132.00	0.04	2,146.39	0.02
21-Jan-99	90.00	-	131.00	(0.01)	2,142.80	(0.00)
22-Jan-99	90.00	-	128.00	(0.02)	2,062.34	(0.04)
25-Jan-99	88.00	(0.02)	120.00	(0.06)	1,951.44	(0.05)
26-Jan-99	88.50	0.01	122.00	0.02	1,982.26	0.02
27-Jan-99	88.50	-	123.00	0.01	1,994.00	0.01
28-Jan-99	88.00	(0.01)	121.00	(0.02)	1,998.81	0.00
29-Jan-99	88.50	0.01	116.00	(0.04)	1,954.15	(0.02)
1-Feb-99	88.50	-	117.00	0.01	1,969.99	0.01
2-Feb-99	89.00	0.01	115.00	(0.02)	1,975.29	0.00
3-Feb-99	90.00	0.01	118.00	0.03	2,007.38	0.02
4-Feb-99	90.00	-	116.00	(0.02)	1,986.30	(0.01)
5-Feb-99	90.00	-	112.00	(0.03)	1,977.84	(0.00)
8-Feb-99	89.50	(0.01)	112.00	-	1,965.49	(0.01)
9-Feb-99	89.00	(0.01)	115.00	0.03	1,935.02	(0.02)
10-Feb-99	89.00	-	114.00	(0.01)	1,897.19	(0.02)
11-Feb-99	88.50	(0.01)	111.00	(0.03)	1,894.59	(0.00)
12-Feb-99	89.00	0.01	116.00	0.05	1,919.78	0.01
15-Feb-99	88.50	(0.01)	117.00	0.01	1,910.30	(0.00)
16-Feb-99	88.50	-	117.00	-	1,918.87	0.00
17-Feb-99	88.00	(0.01)	117.00	-	1,918.57	(0.00)
18-Feb-99	88.50	0.01	119.00	0.02	1,927.45	0.00
19-Feb-99	90.00	0.02	120.00	0.01	1,926.63	(0.00)
22-Feb-99	91.00	0.01	121.00	0.01	1,939.69	0.01
23-Feb-99	90.50	(0.01)	120.00	(0.01)	1,958.70	0.01
24-Feb-99	90.50	-	118.00	(0.02)	1,934.11	(0.01)
25-Feb-99	91.50	0.01	122.00	0.03	1,945.91	0.01
26-Feb-99	91.50	-	121.00	(0.01)	1,965.05	0.01
1-Mar-99	91.50	-	122.00	0.01	1,964.27	(0.00)
2-Mar-99	91.00	(0.01)	121.00	(0.01)	1,970.38	0.00
3-Mar-99	91.00	-	125.00	0.03	2,008.92	0.02
4-Mar-99	93.00	0.02	124.00	(0.01)	1,997.68	(0.01)
5-Mar-99	92.00	(0.01)	123.00	(0.01)	2,013.41	0.01
8-Mar-99	95.00	0.03	124.00	0.01	2,028.28	0.01
9-Mar-99	95.00	-	124.00	-	1,998.41	(0.01)
10-Mar-99	93.50	(0.02)	123.00	(0.01)	1,981.48	(0.01)
11-Mar-99	94.00	0.01	124.00	0.01	1,950.52	(0.02)

12-Mar-99	94.00	-	127.00	0.02	1,945.30	(0.00)
15-Mar-99	95.00	0.01	124.00	(0.02)	1,941.34	(0.00)
16-Mar-99	95.00	-	124.00	-	1,981.84	0.02
17-Mar-99	96.00	0.01	127.00	0.02	1,982.79	0.00
18-Mar-99	96.50	0.01	130.00	0.02	2,024.05	0.02
19-Mar-99	96.50	-	129.00	(0.01)	2,006.46	(0.01)
22-Mar-99	97.00	0.01	130.00	0.01	2,018.49	0.01
23-Mar-99	98.00	0.01	132.00	0.02	2,043.97	0.01
24-Mar-99	97.50	(0.01)	130.00	(0.02)	2,025.54	(0.01)
25-Mar-99	96.50	(0.01)	130.00	-	1,999.27	(0.01)
26-Mar-99	96.50	-	132.00	0.02	2,022.07	0.01
29-Mar-99	97.00	0.01	130.00	(0.02)	2,009.26	(0.01)
30-Mar-99	97.50	0.01	129.00	(0.01)	2,012.02	0.00
31-Mar-99	98.00	0.02	128.00	0.00	2,028.21	0.01
5-Apr-99	97.50	(0.01)	132.00	0.03	2,041.17	0.01
6-Apr-99	97.00	(0.01)	129.00	(0.02)	2,043.36	0.00
7-Apr-99	95.00	(0.02)	127.00	(0.02)	2,070.17	0.01
8-Apr-99	95.50	0.01	129.00	0.02	2,104.88	0.02
12-Apr-99	97.00	0.02	138.00	0.07	2,157.08	0.02
13-Apr-99	96.50	(0.01)	131.00	(0.05)	2,157.64	0.00
14-Apr-99	96.50	-	129.00	(0.02)	2,168.41	0.00
15-Apr-99	98.50	0.02	131.00	0.02	2,177.36	0.00
16-Apr-99	98.50	-	139.00	0.06	2,233.64	0.03
19-Apr-99	98.50	-	142.00	0.02	2,355.98	0.05
20-Apr-99	98.00	(0.01)	147.00	0.04	2,358.65	0.00
21-Apr-99	97.00	(0.01)	141.00	(0.04)	2,312.97	(0.02)
22-Apr-99	97.00	-	143.00	0.01	2,338.41	0.01
23-Apr-99	96.00	(0.01)	140.00	(0.02)	2,384.47	0.02
26-Apr-99	95.00	(0.01)	140.00	-	2,395.47	0.00
27-Apr-99	96.50	0.02	141.00	0.01	2,420.85	0.01
28-Apr-99	101.00	0.05	151.00	0.07	2,459.99	0.02
29-Apr-99	100.00	(0.01)	148.00	(0.02)	2,433.49	(0.01)
30-Apr-99	98.00	(0.02)	145.00	(0.02)	2,433.70	0.00
3-May-99	98.50	0.01	152.00	0.05	2,446.74	0.01
4-May-99	97.50	(0.01)	147.00	(0.03)	2,464.84	0.01
5-May-99	96.00	(0.02)	142.00	(0.03)	2,447.67	(0.01)
6-May-99	97.00	0.01	141.00	(0.01)	2,516.83	0.03
7-May-99	95.00	(0.02)	141.00	-	2,526.76	0.00
########	97.00	0.02	135.00	(0.04)	2,564.83	0.02
########	96.50	(0.01)	133.00	(0.01)	2,537.58	(0.01)
########	97.50	0.01	134.00	0.01	2,579.52	0.02
########	97.00	(0.01)	129.00	(0.04)	2,522.01	(0.02)
########	97.00	-	132.00	0.02	2,502.75	(0.01)

COST OF EQUITY

########	96.50	(0.01)	130.00	(0.02)	2,453.59	(0.02)
########	100.00	0.04	134.00	0.03	2,468.30	0.01
########	98.50	(0.02)	133.00	(0.01)	2,390.82	(0.03)
########	98.50	-	131.00	(0.02)	2,369.20	(0.01)
########	98.50	-	132.00	0.01	2,377.13	0.00
########	99.00	0.01	134.00	0.02	2,405.47	0.01
########	98.00	(0.01)	132.00	(0.01)	2,370.37	(0.01)
########	105.00	0.07	134.00	0.02	2,390.35	0.01
########	100.00	(0.05)	135.00	0.01	2,402.88	0.01
########	98.50	(0.02)	131.00	(0.03)	2,392.28	(0.00)
########	96.00	(0.03)	130.00	(0.01)	2,419.83	0.01
1-Jun-99	97.50	0.02	133.00	0.02	2,440.32	0.01
2-Jun-99	97.50	-	131.00	(0.02)	2,415.77	(0.01)
3-Jun-99	96.50	(0.01)	132.00	0.01	2,382.41	(0.01)
4-Jun-99	96.50	-	128.00	(0.03)	2,354.60	(0.01)
7-Jun-99	96.50	-	128.00	-	2,403.01	0.02
8-Jun-99	97.00	0.01	126.00	(0.02)	2,415.07	0.01
9-Jun-99	97.50	0.01	120.00	(0.05)	2,366.45	(0.02)
10-Jun-99	97.50	-	124.00	0.03	2,372.90	0.00
11-Jun-99	97.50	-	125.00	0.01	2,367.79	(0.00)
14-Jun-99	97.50	-	129.00	0.03	2,391.20	0.01
15-Jun-99	98.00	0.01	131.00	0.02	2,385.45	(0.00)
16-Jun-99	99.00	0.01	132.00	0.01	2,391.30	0.00
17-Jun-99	99.00	-	129.00	(0.02)	2,418.08	0.01
18-Jun-99	99.00	-	131.00	0.02	2,429.64	0.00
21-Jun-99	98.50	(0.01)	136.00	0.04	2,448.62	0.01
22-Jun-99	97.50	(0.01)	139.00	0.02	2,478.61	0.01
23-Jun-99	97.50	-	141.00	0.01	2,470.92	(0.00)
24-Jun-99	98.00	0.01	146.00	0.04	2,498.53	0.01
25-Jun-99	98.00	-	143.00	(0.02)	2,463.98	(0.01)
28-Jun-99	98.00	-	136.00	(0.05)	2,462.05	(0.00)
29-Jun-99	98.00	-	132.00	(0.03)	2,484.57	0.01
30-Jun-99	98.00	-	137.00	0.04	2,486.96	0.00
1-Jul-99	98.50	0.01	134.00	(0.02)	2,543.30	0.02
2-Jul-99	98.50	-	132.00	(0.01)	2,578.72	0.01
5-Jul-99	99.50	0.01	140.00	0.06	2,621.67	0.02
6-Jul-99	100.00	0.01	137.00	(0.02)	2,610.36	(0.00)
7-Jul-99	100.00	-	136.00	(0.01)	2,605.59	(0.00)
8-Jul-99	100.00	-	135.00	(0.01)	2,612.18	0.00
9-Jul-99	100.00	-	132.00	(0.02)	2,594.72	(0.01)
12-Jul-99	101.00	0.01	136.00	0.03	2,606.21	0.00
13-Jul-99	101.00	-	135.00	(0.01)	2,604.49	(0.00)
14-Jul-99	100.00	(0.01)	133.00	(0.01)	2,570.96	(0.01)

15-Jul-99	100.00	-	133.00	-	2,579.33	0.00
16-Jul-99	100.00	-	136.00	0.02	2,585.69	0.00
19-Jul-99	101.00	0.01	137.00	0.01	2,559.49	(0.01)
20-Jul-99	100.00	(0.01)	135.00	(0.01)	2,551.42	(0.00)
21-Jul-99	99.50	(0.01)	133.00	(0.01)	2,519.45	(0.01)
22-Jul-99	99.50	-	132.00	(0.01)	2,488.62	(0.01)
23-Jul-99	98.00	(0.02)	128.00	(0.03)	2,447.56	(0.02)
26-Jul-99	99.50	0.02	126.00	(0.02)	2,376.12	(0.03)
27-Jul-99	98.00	(0.02)	119.00	(0.06)	2,263.12	(0.05)
28-Jul-99	103.00	0.05	124.00	0.04	2,352.97	0.04
29-Jul-99	102.00	(0.01)	121.00	(0.02)	2,364.09	0.00
30-Jul-99	100.00	(0.02)	123.00	0.02	2,342.81	(0.01)
2-Aug-99	99.50	(0.01)	123.00	-	2,356.13	0.01
4-Aug-99	101.00	0.02	126.00	0.02	2,372.05	0.01
5-Aug-99	100.00	(0.01)	130.00	0.03	2,348.24	(0.01)
6-Aug-99	99.50	(0.01)	121.00	(0.07)	2,298.64	(0.02)
9-Aug-99	98.50	(0.01)	117.00	(0.03)	2,255.30	(0.02)
10-Aug-99	98.50	-	120.00	0.03	2,230.78	(0.01)
11-Aug-99	97.50	(0.01)	117.00	(0.03)	2,157.89	(0.03)
12-Aug-99	97.50	-	118.00	0.01	2,187.57	0.01
13-Aug-99	97.50	-	114.00	(0.03)	2,170.99	(0.01)
16-Aug-99	97.00	(0.01)	115.00	0.01	2,175.30	0.00
17-Aug-99	94.50	(0.03)	107.00	(0.07)	2,087.13	(0.04)
18-Aug-99	94.00	(0.01)	112.00	0.05	2,105.09	0.01
19-Aug-99	97.00	0.03	118.00	0.05	2,159.20	0.03
20-Aug-99	102.00	0.05	121.00	0.03	2,209.47	0.02
23-Aug-99	99.00	(0.03)	119.00	(0.02)	2,220.77	0.01
24-Aug-99	98.50	(0.01)	122.00	0.03	2,248.93	0.01
25-Aug-99	98.50	-	121.00	(0.01)	2,260.14	0.00
26-Aug-99	98.00	(0.01)	120.00	(0.01)	2,236.71	(0.01)
27-Aug-99	98.00	-	118.00	(0.02)	2,221.24	(0.01)
30-Aug-99	96.50	(0.02)	117.00	(0.01)	2,201.24	(0.01)
31-Aug-99	96.50	-	118.00	0.01	2,173.82	(0.01)
1-Sep-99	96.00	(0.01)	116.00	(0.02)	2,152.76	(0.01)
2-Sep-99	96.00	-	117.00	0.01	2,158.95	0.00
3-Sep-99	95.00	(0.01)	116.00	(0.01)	2,155.09	(0.00)
6-Sep-99	96.00	0.01	120.00	0.03	2,168.47	0.01
7-Sep-99	95.50	(0.01)	114.00	(0.05)	2,159.79	(0.00)
8-Sep-99	95.50	-	114.00	-	2,165.58	0.00
9-Sep-99	93.50	(0.02)	115.00	0.01	2,133.60	(0.01)
10-Sep-99	92.50	(0.01)	111.00	(0.03)	2,099.34	(0.02)
13-Sep-99	93.50	0.01	109.00	(0.02)	2,088.70	(0.01)
14-Sep-99	93.50	-	110.00	0.01	2,101.21	0.01

15-Sep-99	92.00	(0.02)	109.00	(0.01)	2,074.08	(0.01)
16-Sep-99	91.50	(0.01)	110.00	0.01	2,070.21	(0.00)
17-Sep-99	92.00	0.01	111.00	0.01	2,083.88	0.01
20-Sep-99	93.50	0.02	116.00	0.05	2,105.75	0.01
21-Sep-99	94.50	0.01	117.00	0.01	2,126.54	0.01
22-Sep-99	94.00	(0.01)	114.00	(0.03)	2,107.73	(0.01)
23-Sep-99	95.00	0.01	115.00	0.01	2,094.86	(0.01)
24-Sep-99	95.00	-	114.00	(0.01)	2,070.11	(0.01)
27-Sep-99	94.00	(0.01)	114.00	-	2,057.04	(0.01)
28-Sep-99	95.00	0.01	115.00	0.01	2,070.43	0.01
29-Sep-99	95.00	-	118.00	0.03	2,081.41	0.01
30-Sep-99	94.50	0.01	118.00	0.01	2,096.20	0.01
1-Oct-99	94.00	(0.01)	119.00	0.01	2,102.96	0.00
4-Oct-99	94.50	0.01	123.00	0.03	2,104.28	0.00
5-Oct-99	94.00	(0.01)	116.00	(0.06)	2,064.76	(0.02)
6-Oct-99	94.00	-	116.00	-	2,057.53	(0.00)
7-Oct-99	94.50	0.01	117.00	0.01	2,071.64	0.01
8-Oct-99	96.00	0.02	118.00	0.01	2,063.83	(0.00)
11-Oct-99	95.50	(0.01)	115.00	(0.03)	2,070.17	0.00
12-Oct-99	93.50	(0.02)	112.00	(0.03)	2,066.40	(0.00)
13-Oct-99	93.50	-	114.00	0.02	2,050.72	(0.01)
14-Oct-99	93.50	-	112.00	(0.02)	2,046.60	(0.00)
15-Oct-99	94.00	0.01	110.00	(0.02)	2,014.63	(0.02)
18-Oct-99	93.00	(0.01)	108.00	(0.02)	1,999.15	(0.01)
19-Oct-99	93.00	-	110.00	0.02	1,990.61	(0.00)
20-Oct-99	93.00	-	110.00	-	2,017.62	0.01
21-Oct-99	92.00	(0.01)	107.00	(0.03)	1,984.62	(0.02)
22-Oct-99	90.50	(0.02)	106.00	(0.01)	1,946.68	(0.02)
25-Oct-99	90.00	(0.01)	105.00	(0.01)	1,920.46	(0.01)
26-Oct-99	90.50	0.01	113.00	0.08	1,927.65	0.00
27-Oct-99	90.00	(0.01)	111.00	(0.02)	1,962.28	0.02
28-Oct-99	90.00	-	109.00	(0.02)	1,968.97	0.00
29-Oct-99	90.50	0.01	110.00	0.01	2,036.05	0.03
3-Nov-99	90.00	(0.01)	108.00	(0.02)	2,043.89	0.00
4-Nov-99	90.50	0.01	108.00	-	2,026.42	(0.01)
5-Nov-99	90.50	-	105.00	(0.03)	2,018.41	(0.00)
8-Nov-99	90.50	-	105.00	-	1,988.55	(0.01)
9-Nov-99	90.50	-	106.00	0.01	1,987.93	(0.00)
10-Nov-99	90.00	(0.01)	104.00	(0.02)	1,996.68	0.00
11-Nov-99	90.50	0.01	107.00	0.03	2,010.31	0.01
12-Nov-99	90.00	(0.01)	105.00	(0.02)	1,991.01	(0.01)
15-Nov-99	90.00	-	106.00	0.01	1,983.47	(0.00)
16-Nov-99	90.00	-	103.00	(0.03)	1,957.81	(0.01)

17-Nov-99	90.00	-	100.00	(0.03)	1,949.74	(0.00)
18-Nov-99	90.50	0.01	103.00	0.03	1,958.85	0.00
19-Nov-99	91.00	0.01	102.00	(0.01)	1,950.79	(0.00)
22-Nov-99	90.00	(0.01)	102.00	-	1,962.07	0.01
23-Nov-99	90.00	-	100.00	(0.02)	1,956.63	(0.00)
24-Nov-99	89.50	(0.01)	100.00	-	1,964.21	0.00
25-Nov-99	90.00	0.01	105.00	0.05	1,962.47	(0.00)
26-Nov-99	90.00	-	106.00	0.01	1,959.55	(0.00)
29-Nov-99	90.00	-	105.00	(0.01)	1,979.42	0.01
1-Dec-99	90.00	-	103.00	(0.02)	1,983.01	0.00
2-Dec-99	90.00	-	103.00	-	1,953.01	(0.02)
3-Dec-99	88.50	(0.02)	101.00	(0.02)	1,936.90	(0.01)
6-Dec-99	89.50	0.01	101.00	-	1,940.94	0.00
7-Dec-99	89.50	-	99.00	(0.02)	1,942.62	0.00
8-Dec-99	86.00	(0.04)	98.00	(0.01)	1,911.10	(0.02)
9-Dec-99	85.00	(0.01)	96.00	(0.02)	1,891.96	(0.01)
10-Dec-99	86.00	0.01	102.00	0.06	1,939.81	0.03
13-Dec-99	86.50	0.01	105.00	0.03	2,012.84	0.04
14-Dec-99	90.00	0.04	110.00	0.05	2,011.25	(0.00)
15-Dec-99	88.00	(0.02)	112.00	0.02	1,999.49	(0.01)
16-Dec-99	89.00	0.01	113.00	0.01	1,972.78	(0.01)
17-Dec-99	95.00	0.07	109.00	(0.04)	1,997.88	0.01
20-Dec-99	90.50	(0.05)	109.00	-	2,031.39	0.02
21-Dec-99	90.00	(0.01)	107.00	(0.02)	2,034.97	0.00
22-Dec-99	90.50	0.01	107.00	-	2,062.81	0.01
23-Dec-99	91.50	0.01	112.00	0.05	2,085.58	0.01
24-Dec-99	91.50	-	111.00	(0.01)	2,090.48	0.00
27-Dec-99	91.50	-	112.00	0.01	2,100.07	0.00
28-Dec-99	95.00	0.04	115.00	0.03	2,118.39	0.01
29-Dec-99	95.50	0.01	115.00	-	2,142.97	0.01

Attachment B

COST OF EQUITY

Beta (A)	$\frac{0.000212}{0.000438}$	Beta (B)	$\frac{0.00044522}{0.00043803}$
Beta (A)	0.48	Beta (B)	1.02
k (A)	0.152273	k (B)	0.219483
		Rf	0.09253
		Rm	0.216994

Cost of Equity = (60% x 0.152273) + (40% x 0.219483) = **0.1792**

Prepared by: Melissa C. Ortiz

Reviewed by: Antonio R. Valera

File No. 82-3237
ANNEX L

Attachment C

Analyst Calculations of WACC

	WACC	Cost of Equity	Cost of Debt
Credit Suisse First Boston	16.50%	NA	NA
BNP Paribas	16.00%	20.22%	12.67%
ABN Amro	17.40%	20.50%	15.00%
UBS Warburg	15.00%	NA	NA
Phil Equity Partners	12.30%	17.10%	4.30%
Deutsche Bank	13.30%	17.03%	5.90%
Meralco -ERC Submission	*15.97%*	*17.92%*	*10.04%*

Prepared by:

Melissa C. Ortiz

Reviewed by:

Antonio R. Valera

Manila Electric (Meralco) - B

MERB.PS SELL 38.0 P CSFBEdge

Company description

Manila Electric Company, also known as MERALCO, distributes and sells electric energy through its distribution network facilities in its franchise area.

Contact details

Jenny Cosgrove 852 2101 7121
jenny.cosgrove@csfb.com

Investment rationale

- Meralco is relatively expensive, on earnings that already factor in the expectation of a tariff hike mid-2002.
- The prospects of a tariff hike remain unclear.
- Maintain SELL recommendation with a 12-month target price of Bt55.

millions unless otherwise stated

Summary of financials	A Dec 99	A Dec 00	A Dec 01	E Dec 02	E Dec 03	P E Dec 04
Revenues	88,514	107,038	132,588	149,438	168,217	185,853
(%) growth		20.9	23.9	12.7	12.6	10.5
EBITDA	10,230	9,272	9,506	17,128	19,595	18,849
(%) growth		-9.4	2.5	80.2	14.4	-3.8
Net income	3,237	2,418	1,407	3,004	3,966	2,892
(%) growth		-25.3	-41.8	113.6	32.0	-27.1
EPS (P)	3.21	2.40	1.47	3.07	3.94	2.87
(%) growth		-25.2	-38.8	108.8	28.3	-27.2

Source: Company data, CSFB estimates

BMA profile	Dec 99	Dec 00	Dec 01	Dec 02	Dec 03	Dec 04
ROIC (%)	6.8	4.3	2.8	6.1	6.9	5.6
WACC (%)	17.5	16.5	15.0	11.7	11.7	11.7
REC C (ROIC-WACC) (%)	-10.6	-12.2	-12.2	-5.6	-4.8	-6.0
Economic profit	-7,894	-10,532	-12,000	-5,753	-5,045	-6,561
NOPAT	5,082	3,719	2,752	6,293	7,307	6,122
(%) growth		-26.8	-26.0	128.7	16.1	-16.2
(%) margin	5.7	3.5	2.1	4.2	4.3	3.3
Invested capital	77,461	94,905	101,962	104,184	107,206	109,847
(%) growth		22.5	7.4	2.2	2.9	2.5
Turns (average) (x)	1.19	1.24	1.35	1.45	1.59	1.71

Source: Company data, CSFB estimates

ROIC (%), WACC (%) and EV/IC (x)


%
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
WACC
ROIC
EV/IC (RHS)

Source: Company data, CSFB estimates

Valuation metrics	Dec 99	Dec 00	Dec 01	Dec 02	Dec 03	Dec 04
EV/sales* (x)	1.4	0.9	0.5	0.5	0.5	0.4
EV/EBITDA* (x)	12.1	9.9	7.5	4.5	3.9	4.1
P/E* (x)	29.9	20.6	20.1	12.4	9.6	13.2
EV/IC* (x)	1.6	1.0	0.7	0.7	0.7	0.7
Price/book value (x)	1.7	0.8	0.5			
Price* (P)	95.8	49.5	29.5	38.0		
Enterprise value*	123,881	91,392	71,030	77,347		

Source: Company data, CSFB estimates

BMA Profile


%
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
NOPAT margin
IC turns (average)

Source: Company data, CSFB estimates

Key data	Current	Performance	1 month	3 month	12 month
Market value* (US$ millions)	767	(%) Absolute	-15.6	-17.4	-33.3
Curr. no. of shares (millions)	1,006.3	(%) Relative	-14.3	-13.6	-28.4
Total debt/equity (last actual) (%)	37.2	52-wk range	61.00 - 25.50		

Source: Company data, CSFB estimates

Price and price relative**


May 00
Aug 00
Nov 00
Feb 01
May 01
Aug 01
Nov 01
Feb 02
May 02
Price
Price relative

Source: Company data, CSFB estimates

P/E and EV/EBITDA


Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
P/E (x)
EV/EBITDA (x)

Source: Company data, CSFB estimates

* Year-end closing price for historical values, current price (from 24/05/2002) for all estimated values.

** The price relative chart measures performance against the PHISIX index. On 24/05/02 the PHISIX index closed at 1335.12.

mike.bengson@asia.bnpparibas.com on 03/31/2003 02:50:26 PM

To: mcortiz@central.meralco.com.ph
cc: (bcc: Melissa C. Ortiz/Meralco)

Subject: Re:

The WACC we use for Meralco is 16.0%, which we arrive at using CAPM.
Assumptions are:
1) Risk free rate of 12.13%;
2) Beta of 1.19;
3) Cost of debt of 12.67%;
3) Market risk premium of 6.08%; and
4) a long-term optimal capital structure of 50% debt and 50% equity.

Internet
mcortiz@meralco.com.ph - 03/31/2003 13:35

To: Mike BENGSON

cc:

Subject:

Hi Mike,

I need a small favor. I'm trying to compare the weighted average cost of capital (WACC) we are using for Meralco with what you are using. Can you provide me with this and the basis for calculating the WACC? If you have calculations from 2000 to 2002, I would really appreciate those. Thanks!

Dang
Melissa C. Ortiz
Manila Electric Company (MERALCO)
Financial Planning/ Investor Relations
Tel. No. (632) 1622-2450 Fax No. (632) 6315591
Mobile (63917)5360478
E-mail: mcortiz@meralco.com.ph

File No. 82-3237

Weighted average cost of capital

The basis of ABN AMRO's estimate of Meralco's WACC is set out below.

Risk-free return (R_f). We have used a projected Philippine peso implied yield of 14.0% on the Philippine 8-7/8 04/08 (US$) sovereign bond as the risk-free rate. This bond currently yields 8.71% per annum, but implies a higher peso bond yield of 13.21% when the projected inflation differential between the Philippines and the US of 4.5% is added. Our projected peso yield of 14.0% is higher than the current implied yield of 13.21% to be conservative and to take into account any potential increase in the US bond yields.

Equity beta (β_e). Based on an analysis of comparable utility companies in Asia, Europe and the United States as well as Meralco's beta estimate from Bloomberg, we estimate Meralco's long-term asset beta to be 0.80. Using a target gearing ratio of 30%, and the equity beta-asset beta formula set out in the chart below, Meralco's equity beta is estimated to be 0.99.

Market risk premium (MRP). The MRP is the additional return over and above the risk-free return investors require to invest in the market portfolio. We estimate the MRP in the Philippines to be 6.6%.

Interest margin. Based on the cost of existing facilities and its current credit outlook, we estimate the company's interest margin is 1.0%.

Target gearing. Based on the stable nature of Meralco's business, its projected cash flow generation and capital expenditure programme, we believe a 30% debt to value ratio (70% equity to value ratio and 43% debt to equity ratio) is an appropriate target capital structure.

Corporate tax (T_c). We estimate that Meralco's effective tax rate over our forecast period is 32%, which is the same as the statutory rate.

Chart 22 : WACC Chart


WACC = 17.4%
Re(E/V) + Rd(1-Tc)(D/V)
Cost of Equity, Re = 20.5%
Rf + ße(Rm - Rf)
Cost of Debt, Rd = 15.0%
Rf + ßd(Rm - Rf)
Equity Beta, ße = 0.99
ßa + (ßa - ßd)D/E(1 -Tc)
Risk Free Rate
Rf = 14.0%
Debt Beta, ßd = 0.15
Debt Premium / (Rm - Rf)
Asset Beta
ßa = 0.80
Market Risk Premium
Rm - Rf = 6.6%
Target Gearing
D/V = 30.0%
Corporate Tax Rate, Tc
Tc = 32.0%
Debt Premium = 1.0%

Source: ABN AMRO

EVA™ Analysis

Table 7 : EVA™ Analysis

Yr to Dec (P m)	2003F	2004F	2005F	2006F	2007F	2008F	2009F	2010F	2011F	2012F	Terminal
Fixed Assets	78,691.7	83,112.4	88,115.8	93,289.2	98,112.8	102,633.3	106,844.5	110,769.7	114,406.7	117,734.0	
Net Working Capital	9,315.1	6,832.5	5,713.1	4,757.7	3,877.8	3,036.4	2,252.2	1,830.6	1,412.7	996.5	
Invested Capital	88,006.8	89,944.9	93,828.9	98,046.9	101,990.6	105,669.7	109,096.7	112,600.2	115,819.3	118,730.5	
EBIT	12,917.3	14,722.7	19,651.7	23,525.6	25,540.3	27,447.7	29,456.2	31,463.7	33,605.0	35,889.8	
Less: Taxes	3,615.0	4,090.5	5,416.4	6,458.2	6,993.0	7,497.8	8,031.1	8,563.0	9,132.9	9,740.6	
NOPAT	9,302.3	10,632.3	14,235.3	17,067.4	18,547.3	19,949.9	21,425.1	22,900.6	24,472.1	26,149.1	27,718.1
ROIC	10.9	12.1	15.8	18.2	18.9	19.6	20.3	21.0	21.7	22.6	23.3
WACC	17.4	17.4	17.4	17.4	17.4	17.4	17.4	17.4	17.4	17.4	17.4
ROIC minus WACC	(6.6)	(5.3)	(1.6)	0.8	1.5	2.1	2.8	3.6	4.3	5.1	5.9
EVA™	(5,614.1)	(4,706.5)	(1,441.3)	713.9	1,458.6	2,173.8	3,007.8	3,886.0	4,846.8	5,962.9	7,024.4
Cumulative EVA™	(5,614.1)	(10,320.6)	(11,761.9)	(11,048.0)	(9,589.4)	(7,415.6)	(4,407.8)	(521.8)	4,325.0	10,287.9	17,312.3

Source: ABN AMRO

Chart 23 : Forecast Value Spread


%
25
20
15
10
5
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Return
WACC

Source: ABN AMRO

Chart 24 : Forecast Economic Value Added


Pm
%
8,000
6,000
4,000
2,000
0
(2,000)
(4,000)
(6,000)
(8,000)
8
6
4
2
0
(2)
(4)
(6)
(8)
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
EVA
Return Spread

Source: ABN AMRO

Discounted EVA™

Table 8 : Discounted EVA™ Valuation

Yr to Dec (P m)	2003F	2004F	2005F	2006F	2007F	2008F	2009F	2010F	2011F	2012F	Terminal
Valuation Date: 31 December 2002	**30-Jun-03**	**30-Jun-04**	**30-Jun-05**	**30-Jun-06**	**30-Jun-07**	**30-Jun-08**	**30-Jun-09**	**30-Jun-10**	**30-Jun-11**	**30-Jun-12**	**30-Jun-12**
Year	1	2	3	4	5	6	7	8	9	10	
EVA™	**(5,614.1)**	**(4,706.5)**	**(1,441.3)**	**713.9**	**1,458.6**	**2,173.8**	**3,007.8**	**3,886.0**	**4,846.8**	**5,962.9**	**7,024.4**
WACC	17.4	17.4	17.4	17.4	17.4	17.4	17.4	17.4	17.4	17.4	17.4
NPV of EVA™	**(5,184.1)**	**(3,699.4)**	**(964.7)**	**406.9**	**708.0**	**898.2**	**1,058.3**	**1,164.4**	**1,236.7**	**1,295.1**	**1,525.6**

Key Assumptions		
NOPAT Terminal Growth Rate (%)	6.0	
Terminal NOPAT	27,718.1	
Terminal EVA™	7,024.4	
Opening Invested Capital	85,583.1	
Adjusted Opening Invested Capital	92,741.9	
Terminal Value		
Terminal EVA™	40,302.7	
Value of Growth Prospects	56,488.6	
NPV of Terminal Value (as at 30 June 2012)	96,791.4	
NPV of Terminal Value (as at 31 Dec 2002)	21,022.3	
Value		%
Adjusted Opening Invested Capital	92,741.9	83.8
NPV of EVA™	(3,080.7)	(2.8)
NPV of Terminal Value (as at 31 Dec 2002)	21,022.3	19.0
Enterprise Value	**110,683.4**	**100.0**
Less: Net Debt (as at 31 Dec 2002)	33,876.6	30.6
Less: Non-convertible Preferred Equity	1,058.3	1.0
Less: Other liabilities	7,162.7	6.5
Plus: Investments	1,893.1	1.7
Equity Value	**70,478.9**	**63.7**
No. Shares (millions)	1,006.3	
Per Share Equity Value (P)	**70.04**	

Sensitivity of Discounted EVA or DCF Value

P per share	**Terminal growth**				
WACC	**2.0**	**4.0**	**6.0**	**8.0**	**10.0**
12.0	120.5	142.5	179.2	252.6	472.8
13.0	103.7	120.2	146.1	192.8	301.7
14.0	89.9	102.5	121.5	153.0	216.2
15.0	78.3	88.1	102.3	124.7	164.9
16.0	68.4	76.2	87.1	103.4	130.7
17.0	59.9	66.2	74.7	86.9	106.2
18.0	52.6	57.6	64.4	73.8	87.9
19.0	46.2	50.3	55.7	63.1	73.7
20.0	40.5	43.9	48.3	54.1	62.3

Source: ABN AMRO

DCF

Table 9 : DCF Valuation

Yr to Dec (P m)	2003F	2004F	2005F	2006F	2007F	2008F	2009F	2010F	2011F	2012F	Terminal
Valuation Date: 31 December 2002	**30-Jun-03**	**30-Jun-04**	**30-Jun-05**	**30-Jun-06**	**30-Jun-07**	**30-Jun-08**	**30-Jun-09**	**30-Jun-10**	**30-Jun-11**	**30-Jun-12**	**30-Jun-12**
Year	1	2	3	4	5	6	7	8	9	10	
Free Cash Flow											
EBITDA	16,017.2	18,130.0	23,444.7	27,720.2	30,153.3	32,475.0	34,885.3	37,293.3	39,834.8	42,520.2	
Less: Cash Tax Payable on EBIT	3,615.0	4,090.5	5,416.4	6,458.2	6,993.0	7,497.8	8,031.1	8,563.0	9,132.9	9,740.6	
Plus: Decrease in Working Capital	1,313.1	2,482.6	1,119.3	955.4	879.9	841.4	784.2	421.6	417.9	416.2	
Less: Capital Expenditure	6,836.7	7,827.9	8,796.3	9,368.0	9,436.6	9,547.9	9,640.3	9,754.8	9,866.9	9,957.8	
Free Cash Flow	6,878.6	8,694.2	10,351.3	12,849.5	14,603.6	16,270.8	17,998.1	19,397.1	21,253.0	23,238.0	24,632.3
WACC	17.4	17.4	17.4	17.4	17.4	17.4	17.4	17.4	17.4	17.4	17.4
NPV of Free Cash Flow	**6,351.8**	**6,833.8**	**6,928.7**	**7,324.3**	**7,088.7**	**6,722.7**	**6,332.7**	**5,812.0**	**5,422.9**	**5,047.1**	**46,809.6**
Cumulative NPV of Free Cash Flow % of Forecast Value	9.9	20.6	31.5	43.0	54.1	64.6	74.5	83.6	92.1	100.0	

Terminal Value		
Terminal Growth Rate (%)	6.0	
Terminal WACC (%)	17.4	
Estimated Terminal Free Cash Flow	24,632.3	
NPV of Terminal Value (as at 30 June 2012)	215,521.9	
NPV of Terminal Value (as at 31 Dec 2002)	46,818.9	
DCF Valuation		**%**
NPV of Forecasts	63,864.6	57.7
NPV of Terminal Value	46,818.9	42.3
Enterprise Value	**110,683.4**	**100.0**
Less: Net Debt (as at 31 Dec 2002)	33,876.6	30.6
Less: Non-convertible Preferred Equity	1,058.3	1.0
Less: Other liabilities	7,162.7	6.5
Plus: Investments	1,893.1	1.7
Equity Value	**70,478.9**	**63.7**
No. Shares (millions)	1,006.3	
Per Share Equity Value (P)	**70.04**	

Source: ABN AMRO

Chart 25 : Forecast Free Cash Flow and NPV of Free Cash Flow



Pm
25,000
20,000
15,000
10,000
5,000
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
Free Cash Flow
NPV of FCF

Source: ABN AMRO

Rating

We rate KEPCO Neutral 1 due to the company's unfavourable fundamentals. KEPCO's 2003E ROIC is 6.5% while its cost of capital is 7.2%. Until KEPCO is able raise its returns above the cost of capital, we think it will trade at a discount to market. Additionally, negative catalysts continue with respect to: 1) lower electricity consumption demand due to energy conservation measures initiated by the government; 2) a higher-than-expected oil price for Q1, and potentially Q2; 3) a tariff increase unlikely in 2003 and; 4) lack of positive catalysts in the foreseeable future.

Predictability

Our predictability level of 1 reflects the lack of volatility in the stock relative to the KOSPI index.

Risk

In term of risks, unexpected movement in forex rates could have a material impact on our profit projections. Also, our major assumption is that the government of Korea is likely to push forward with the restructuring of the power industry. The progression of privatisation will affect our outlook for KEPCO.

Philippines

Meralco

Price target

Our 12-month price target of P8.00/share nets out the present value of P11bn in assumed customer refunds, or P6.30/share, from our DCF-based NAV of P14.30/share (WACC of 15.0% and terminal growth of 3.5%).

Rating

We rate Meralco Reduce 2 due to our expectations of low returns over the next three years (ROE of less than 5%), substantial contingent and possible liabilities, a possible debt restructuring and the absence of a catalyst for a re-rating.

Predictability

We assign a predictability level of 2 to our estimates, as Meralco's earnings could be volatile depending on the timing and magnitude of rate increase and the recognition of pension losses in the future.

Risk

We think the key risk to our rating is a reversal of the Supreme Court decision involving between P8bn and P28bn in customer refunds that could cause the stock to re-rate.

First Philippine Holdings

Price target

Our price target of P8.90 is at a 50% discount to our sum-of-the-parts based NAV estimate of P17.8/share. The discount, which is at the high end of its historical range, is due to risks associated with regulation for the power sector and the rescheduling of parent Benpres'(Reduce 2) debts.

Rating

We rate First Philippine Holdings Neutral 2. We think First Philippine Holdings' value largely comes from its long-term power supply contracts with Meralco (that is, about 80% of our estimated gross value). In our view, First Philippine Holdings' ability to collect on and realise value from these contracts may now be at risk.

"Tarrobago, Julian Jr." <julian.tarrobago@pep.com.ph> on 03/31/2003 01:57:12 PM

To: "Melissa C. Ortiz" <mcortiz@central.meralco.com.ph>
cc: (bcc: Melissa C. Ortiz/Meralco)

Subject: RE: WACC

Hi Dang,

Here are my old WACC computations for MERB. hope this helps

Average Cost of Debt	00A	01A	02F	03F	04F
STD	9,413	12,121	8,777	8,192	6,514
LTD	28,739	26,708	24,120	22,425	16,221
Total debt	38,151	38,829	32,897	30,617	22,735
Interest charge/yr	2,048	4,403	2,444	2,561	2,115
Cost of Debt Ave	5.37%	11.34%	7.43%	8.37%	9.30%
Tax rate	20.00%	20.00%	20.00%	20.00%	20.00%
Cost of Debt, net of Tax	4.30%	9.07%	5.94%	6.69%	7.44%
Total debt + Equity	101,919	106,714	105,691	105,534	105,853
Total debt to total capital	37.43%	36.39%	31.13%	29.01%	21.48%
Wtd. Ave. cost of debt	1.61%	3.30%	1.85%	1.94%	1.60%

Ave. Cost of Equity = Rf + b(Rm-Rf)					
Risk-free rate, net of tax (Rf)	11%	9%	9%	9%	109%
Market rate (Rm)	16%	14%	14%	14%	114%
Risk premium (Rm-Rf)	5%	5%	5%	5%	5%
Beta (b)	1.21	1.21	1.35	1.35	1.35
Cost of equity	17.1%	15.1%	15.8%	15.8%	17.5%
Stockholders Equity	63,767	67,885	72,794	74,918	83,118
Total equity to total capital	62.57%	63.61%	68.87%	70.99%	78.52%
Wtd.ave. cost of equity	10.67%	9.57%	10.85%	11.18%	13.74%

Wtd ave. cost of capital (WACC)	12.3%	12.9%	12.7%	13.1%	15.3%
Actual (based on Meralco release)	16.0%	14.7%	13.6%	13.6%	15.6%
Variance	-3.7%	-1.9%	-0.9%	-0.5%	-0.2%

-----Original Message-----
From: Melissa C. Ortiz [mailto:mcortiz@meralco.com.ph]
Sent: Monday, March 31, 2003 1:36 PM
To: Tarrobago, Julian Jr.
Subject:

Investment case – no way out

Meralco is primarily an electricity distribution business and, as such, we believe it should be valued on its free cash flow generation. By their very nature, distribution businesses are monopolistic and must rely on regulatory pricing for their valuation. Consequently, we have built a series of valuation scenarios (Figure 1) based on the magnitude/timing of any future distribution tariff increase and different weighted average cost of capital (WACC) assumptions.

Our base-case scenario: 20c/kWh in 2002F and 2005F

Figure 1: DCF valuation possibilities on Meralco

(DCF/Share; P)	No Tariff Increase Indefinitely	20c/kWh Tariff Increase in 2002F	30c/kWh Tariff Increase in 2002F	20c/kWh increase in 2002F and 2005F
WACC Scenarios				
Blue Sky (12.0%)	Bust Case*	19.7	32.3	41.9
Base Case (13.3%)	Bust Case*	12.7	23.7	31.3
Dark Clouds (14.6%)	Bust Case*	7.3	17.0	23.1

*The net present value of future cash flow is insufficient to pay off Meralco's current liabilities.
Source: Deutsche Bank Research Estimates

Our base-case scenario of a 20c/kWh distribution tariff increase in 2002F and 2005F highlights Meralco's value as P31.3 per share (49% below the current share price).

We adjusted our WACC to incorporate different risk aversion levels

In addition to the above, discount rates used in discounting the cash flows over time will have a material impact on valuations. We have put forward our WACC calculations using a capital asset pricing model (CAPM). We also acknowledge that changes to country risk-free rates over time can have a substantial impact on valuations. Consequently, we have developed three main discount rate scenarios in our analysis to fully factor in the current risk levels, as well as to highlight the possible upside potential in valuations as (and when) risk premiums decline.

Figure 2: WACC calculation

Scenarios:	Blue Sky	Base Case	Dark Clouds
Risk-free rate (%)	10.0	12.0	14.0
Equity Market risk premium (%)	4.7	4.7	4.7
Beta (Local Index)	1.07	1.07	1.07
Meralco COE (%)	15.03	17.03	19.03
Long-term Cost of Debt (CoD) (%)	9.0	9.0	9.0
Effective tax rate (%)	35.0	35.0	35.0
After-tax CoD (%)	5.9	5.9	5.9
Long-term Gearing Assumption (%)	50.0	50.0	50.0
WACC (%)	**12.0**	**13.3**	**14.6**

Source: Deutsche Bank Research Estimates

With the EIRA passed, there is now an increasing need to show that the bill is having positive results from the onset – with reductions to residential customer tariffs and a keen focus on meeting the bill's goals. With this in mind, President Arroyo has appointed former investment banker Vincent Perez as the country's energy secretary. His mandate is to oversee the deregulation of the industry and the break-up and sale of Napocor. The Arroyo Administration needs to be seen to be relieving the country of the burden of Napocor and, at the same time, rallying support for the bill with voters and the industry alike, in our view.

Figure 4: Meralco – DCF valuation matrix

Discounted Cash Flow Sensitivity Analysis	
Risk Free Rate:	12.0%
Equity Risk Premium:	4.7%
Equity Beta:	1.07
Meralco Cost of Equity (CoE):	17.0%
Long Term Cost of Debt:	9.0%
Effective Tax Rate:	35.0%
Post-tax Cost of Debt	5.9%
Optimal Long Term Gearing Assumption	50.0%
Weighted Average Cost of Capital (WACC)	13.3%

We believe Meralco's current share price implies an EBITDA exit multiple of 7-8x

EBITDA Exit multiple applied in 2009, based on projected EBITDA for 2008

Manila Electric Company

NPV / Share (PP) — EBITDA Exit Multiple

		2.0 x	3.0 x	4.0 x	5.0 x	6.0 x	7.0 x	8.0 x
	11.8%	16.12	23.85	35.58	45.31	55.05	64.78	74.51
	12.3%	14.77	24.14	33.50	42.87	52.24	61.60	70.97
	12.8%	13.47	22.49	[illegible]	40.32	49.54	58.55	67.57
WACC	13.3%	12.22	20.90	29.68	38.26	46.94	55.62	64.30
	13.8%	11.02	19.38	27.73	36.09	44.45	52.81	61.16
	14.3%	9.86	17.90	25.95	34.00	42.05	50.10	58.15
	14.8%	8.73	16.49	24.24	31.99	39.74	47.49	55.25

Percentage Change From Current Share Price

EBITDA Exit Multiple

PP	61.00	2.0 x	3.0 x	4.0 x	5.0 x	6.0 x	7.0 x	8.0 x
	11.8%	-73.6%	-57.6%	-41.7%	-25.7%	-9.8%	6.2%	22.1%
	12.3%	-75.8%	-60.4%	-45.1%	-29.7%	-14.4%	1.0%	16.3%
	12.8%	-77.9%	-63.1%	-48.4%	[illegible]	-18.8%	-4.0%	10.8%
WACC	13.3%	-80.0%	-65.7%	-51.5%	-37.3%	-23.0%	-8.8%	5.4%
	13.8%	-81.9%	-68.2%	-54.5%	-40.8%	-27.1%	-13.4%	0.3%
	14.3%	-83.8%	-70.6%	-57.5%	-44.3%	-31.1%	-17.9%	-4.7%
	14.8%	-85.7%	-73.0%	-60.3%	-47.6%	-34.8%	-22.1%	-9.4%

PER Based on EPS Estimate for 2001

EPS 2001E (PP) — EBITDA Exit Multiple

	1.83	2.0 x	3.0 x	4.0 x	5.0 x	6.0 x	7.0 x	8.0 x
	11.8%	8.8 x	14.1 x	19.4 x	24.8 x	30.1 x	35.4 x	40.7 x
	12.3%	8.1 x	13.2 x	18.3 x	23.4 x	28.5 x	33.7 x	38.8 x
	12.8%	7.4 x	12.3 x	17.2 x	22.1 x	27.1 x	32.0 x	36.9 x
WACC	13.3%	6.7 x	11.4 x	16.2 x	20.9 x	25.7 x	30.4 x	35.1 x
	13.8%	6.0 x	10.6 x	15.2 x	19.7 x	24.3 x	28.9 x	33.4 x
	14.3%	5.4 x	9.8 x	14.2 x	18.6 x	23.0 x	27.4 x	31.8 x
	14.8%	4.8 x	9.0 x	13.2 x	17.5 x	21.7 x	26.0 x	30.2 x

Source: Deutsche Bank Research Estimates

DCF valuation matrix on Meralco

Meralco is an electricity distribution business that makes its returns on the distribution tariff that it is allowed to charge (by the regulator) on each unit of electricity that passes through its 'wires'. In putting together our DCF valuation matrix for Meralco, we have used our projections on free cash flow to the firm on an annual basis until 2008F, and then assigned an EBITDA exit multiple to our 2008F EBITDA forecast to arrive at our terminal value on Meralco. The choice on the EBITDA exit multiple reflects our relative optimism (or pessimism) on Meralco's outlook at any given point of time. We have also highlighted Meralco's valuation under different WACC scenarios – acknowledging that the changes to WACC with movements in country risk premiums also impact DCF valuations. In addition, different WACC scenarios incorporate different underlying cost of equity (COE) assumptions, based on a particular investor's perspective on the risks associated with Meralco.

More importantly, our DCF valuation matrix allows us to reverse the argument, assuming that the market was calculating Meralco's valuation correctly. On that principle, the market is implying that Meralco should be trading at an EBITDA exit multiple of between 7x and 8x on a discount rate of 13.3%. The above implicit assumptions being made by the market, in our view, are untenable in the long run.

Cost of capital analysis. We have used the CAPM methodology to calculate the COE for Meralco. However, since equity risk premium is a moving target and also a function of an investor's risk appetite, we have provided a valuation range based on different COE scenarios. We have used a high-risk premium in the Philippines to reflect the uncertainty in the area at the moment post the election and the initial route to liberalisation of the power market in which Meralco is a large player. We have arrived at a WACC of 13.3% as our base case. Our base-case COE for Meralco is 17.03%. Meralco's current cost of debt is 10.04%. But as a long-term cost of debt measure we have assumed it to be 9%, as we expect the cost of debt to fall as the Philippine market recovers over the longer term.

In Figure 3, we have backed out the WACC, assuming that the market is pricing Meralco fairly. Based on this assumption, we arrive at a COE of 12.4% and an EBITDA exit multiple of 2-3x.

Figure 3: **Implied COE assuming stock price of P61**

At P61 Meralco WACC = 10.2%

Implied Weighted Average CoD = 1.95%

Long-term debt to equity ratio = 50%

Implied COE = 12.4%

Source: Deutsche Bank Research Estimates

Hence, a WACC of 10.2% implies a COE of 12.4% – which is in line with the current risk-free rate in the Philippines.

File No. 82-3237

ANNEX M

CERA RATE COMPUTATION

	ERC (p. 81 of ERC Decision)	Recalculation to preserve CERA Revenue Neutrality
CERA 1		
Average Exchange Rate, December 2002*	53.50	53.50
New Base Rate	40.081	40.081
Difference	13.419	13.419
/ P0.10	0.10	0.10
Number of full P0.10 increase	134.19	134.00
x CERA 1 Factor (Attachment 1)	0.00023	0.0011241
CERA 1	**3.086%**	**15.06%**
CERA 2		
Derivation of Adjustment Factor		
Debt Service, US$	90,394,000	90,394,000
/Calculated Distribution Revenues, Pesos	13,015,928,327	13,015,928,327
Adjustment Factor**	0.0006944875	0.0006944875
Computation of CERA 2		
Average Exchange Rate, December 2002*	53.50	53.50
New Base Rate	40.081	40.081
Difference	13.419	13.419
/ P0.10	0.10	0.10
Number of full P0.10 increase	134.19	134.19
x CERA 2 Factor	0.0006945	0.0006945
CERA 2	**9.32%**	**9.32%**
CERA 1 & 2	**12.41%**	**24.38%**

** used in the January 2003 CERA Computation*

*** Debt Service/Distribution Revenues x 0.10*

Prepared by: [signature]
Noemi B. Jimenez

Reviewed by: [signature]
Ivanna G. dela Pena

File No. ... "

ANNEX M

Attachment 1

CERA BREAKDOWN - EXISTING RATES

	P27.772 to P40.081	P40.081 to P53.50	Total
PERCENTAGE			
CERA 1	2.83%	3.08%	5.91%
CERA 2	2.18%	2.38%	4.56%
Total	5.01%	5.46%	10.47%
AMOUNT*			
CERA 1	0.0824	**0.0896**	0.1720
CERA 2	0.0634	0.0693	0.1327
Total	0.1458	0.1589	0.3047

CERA RATE COMPUTATION - UNBUNDLING

CERA 1 beyond P40.081	**0.0896**
x kWh Sales	21,880,741,235
CERA 1 Amount	1,960,514,414.66
/Distribution Charge Revenues	13,015,928,327
CERA 1	15.06%
CERA 2	9.32%
Total CERA	**24.38%**

CERA 1 Factor Derivation

Actual Exchange Rate	53.50
Base Exchange Rate	40.081
Difference	13.419
/Full 0.10	134
x CERA 1 Factor	0.0011241
CERA 1 Unbundling	15.06%

CERA 1 Factor = CERA 1 / 134

CERA 1 Factor = 15.06%/134 = **0.11241%**

Derived from validation of present (existing) rates

Prepared by: [signature]
Noemi B. Jimenez

Reviewed by: [signature]
Ivanna G. dela Pena

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE, PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF APRIL
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S.E.C. Registration No.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *April 11, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** 16220 **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P72.584 Billion (as of February 28, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached copy of the NOTICE OF JUDGMENT of the Supreme Court (G.R. Nos. 141314 and 141369).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

CAMILO D. QUIASON
Corporate Secretary and General Counsel

Date: April 11, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

For OSG

Republic of the Philippines
Supreme Court
BAGUIO CITY

THIRD DIVISION

REPUBLIC OF THE PHILIPPINES,
ET AL.,
Petitioners, G.R.NO.141314

- versus –

MANILA ELECTRIC COMPANY,
Respondent.

x -/

LAWYERS AGAINST MONOPOLY, ETC., G.R. NO. 141369
Petitioner,

- versus –

MANILA ELECTRIC COMPANY,
Respondent.

x - x

April 9, 2003

NOTICE OF JUDGMENT

Sir:

Please take notice that on April 9, 2003 a Decision/Resolution, copy attached herewith, was rendered by the Supreme Court in the above-entitled case(s), the original of which is now on file in this Office.

Respectfully yours,

ATTY. MA. LUISA D. VILLARAMA
Asst. Clerk of Court
Supreme Court

JULIETA Y. CARREON
Clerk of Court

The Solicitor General (x)
134 Amorsolo Street
Legaspi Village, Makati City

CEFERINO PADUA LAW OFFICE
Counsel for Lawyers Against
Monopoly and Poverty (LAMP)
Suite 6-D, 6th Floor, T.M. Kalaw
Ermita, Manila

Court of Appeals (x)
Manila
(CA-G.R. SP No. 46888)

QUIASON MAKALINTAL BAROT
TORRES & IBARRA (x)
Counsel for MERALCO
21st Floor, Robinsons-Equitable Tower
4 ADB Avenue, Corner Poveda St.
1605 Ortigas Center, Pasig City

PUNO & PUNO (x)
Counsel for Intervenor
12th Flor,. East Tower, PSE Center
Exchange Rd., Ortigas Center
1605 Pasig City

Republic of the Philippines
Supreme Court
Baguio City

THIRD DIVISION

REPUBLIC OF THE PHILIPPINES, REPRESENTED BY ENERGY REGULATORY BOARD
Petitioner,

G.R. No. 141314

- versus -

MANILA ELECTRIC COMPANY,
Respondent.

x---x

LAWYERS AGAINST MONOPOLY AND POVERTY (LAMP) consisting of CEFERINO PADUA, Chairman, G. FULTON ACOSTA, GALILEO BRION, ANATALIA BUENAVENTURA, PEDRO CASTILLO, NAPOLEON CORONADO, ROMEO ECHAUZ, FERNANDO GAITE, ALFREDO DE GUZMAN, ROGELIO KARAGDAG, JR., MA. LUZ ARZAGA-MENDOZA, ANSBERTO PAREDES, AQUILINO PIMENTEL III, MARIO REYES, EMMANUEL SANTOS, RUDEGELIO TACORDA, members, and ROLANDO ARZAGA, Secretary-General, JUSTICE ABRAHAM SARMIENTO, SENATOR AQUILINO PIMENTEL, JR. and COMMISSIONER BARTOLOME FERNANDEZ, JR., Board of Consultants, and Lawyer GENARO LUALHATI,
Petitioners,

G.R. No. 141369

Present:
Puno, J.
Chairman,
Panganiban,
Sandoval-Gutierez,
Corona, and
Carpio Morales, JJ.

- versus -

MANILA ELECTRIC COMPANY (MERALCO),
Respondent.

Promulgated:

APRIL 9, 2003

x---x

RESOLUTION

PUNO, *J.:*

The business and operations of a public utility are imbued with public interest. In a very real sense, a public utility is engaged in public service—providing basic commodities and services indispensable to the interest of the general public. For this reason, a public utility submits to the regulation of government authorities and surrenders certain business prerogatives, including the amount of rates that may be charged by it. It is the imperative duty of the State to interpose its protective power whenever too much profits become the priority of public utilities.

For resolution is the Motion for Reconsideration filed by respondent Manila Electric Company (MERALCO) on December 5, 2002 from the decision of this Court dated November 15, 2002 reducing MERALCO's rate adjustment in the amount of ₱0.017 per kilowatthour (kwh) for its billing cycles beginning 1994 and further directing MERALCO to credit the excess average amount of ₱0.167 per kwh to its customers starting with MERALCO's billing cycles beginning February 1994.[1]

First, we leapfrog through the facts. On December 23, 1993, MERALCO filed with the Energy Regulatory Board (ERB) an application for revised rates with an average increase of ₱0.21 per kwh in its distribution charge. On January 28, 1994 the ERB granted a provisional increase of ₱0.184 per kwh subject to the condition that in the event the ERB determines that MERALCO is entitled to

---

[1] Rollo, G.R. No. 141369, pp. 199-218.

lesser increase in rates, all excess amounts collected by MERALCO shall be refunded to its customers or credited in their favor. The Commission on Audit (COA) conducted an examination of the books of accounts and records of MERALCO and thereafter recommended, among others, that: (1) income taxes paid by MERALCO should not be included as part of MERALCO's operating expenses and (2) the "net average investment method" or the "number of months use method" should be applied in determining the proportionate value of the properties used by MERALCO during the test year.

In its decision dated February 16, 1998, the **ERB adopted the recommendations of the COA** and authorized MERALCO **to adopt a rate** adjustment of P0.017 per kilowatthour (kwh) for its billing cycles beginning 1994. The ERB further directed MERALCO to credit the excess **average amount of P0.167 per kwh to its customers** starting with MERALCO's billing cycles beginning February 1994. The said ruling of the ERB was affirmed by this Court in its decision dated November 15, 2002.

In its Motion for Reconsideration, respondent MERALCO contends that: (1) the deduction of income tax from revenues allowed for rate determination of public utilities is part of its constitutional right to property; (2) it correctly used the "average investment method" or the "simple average" in computing the value of its properties entitled to a return instead of the "net average investment method" or the "number of months use method"; and (3) the decision of the ERB ordering the refund of P0.167 per kwh to its customers should not be given retroactive effect.[2]

---

2 Id. at 223-270.

The Republic of the Philippines through the ERB, now Energy Regulatory Commission (ERC), represented by the Office of the Solicitor General, filed its Comment on March 7, 2003. Surprisingly, in its Comment, the ERC proffered a divergent view from the Office of the Solicitor General. The ERC submits that income taxes are not operating expenses but are reasonable costs that may be recoverable from the consuming public. While the ERC admits that "there is still no categorical determination on whether income tax should indeed be deducted from revenues of a public utility," it agrees with MERALCO that to disallow public utilities from recovering its income tax payments will effectively lower the return on rate base enjoyed by a public utility to 8%. The ERC, however, agrees with this Court's ruling that the use of the "net average investment method" or the "number of months use method" is not unreasonable.[3]

The Office of the Solicitor General, under its solemn duty to protect the interests of the people, defended the thesis that income tax payments by a public utility should not be recovered as costs from the consuming public. It contended that: (1) the foreign jurisprudence cited by MERALCO in support of its position is not applicable in this jurisdiction; (2) MERALCO was given a fair rate of return; (3) the COA and the ERB followed the National Accounting and Auditing Manual which expressly disallows the treatment of income tax as operating expense; (4) Executive Order No. 72 does not grant electric utilities the privilege of treating income tax as operating expense; (5) the COA and the ERB have been consistent in not allowing income tax as part of operating expenses; (6) ERB decisions allowing the application of a tax recovery clause are *inapropos*;

---

[3] G.R. No. 141314, pp. 2309-2313.

(7) allowing MERALCO to treat income tax as an operating expense would set a dangerous precedent; (8) assuming that the disallowance of income tax as operating expense would discourage foreign investors and lenders, the government is not precluded from enacting laws and instituting measures to lure them back; and (9) the findings and conclusions of the ERB carry great weight and should be binding on the courts in the absence of grave abuse of discretion. The Solicitor General agrees with the ERC that the "net average investment method" is a reasonable method for property valuation. Finally, the Solicitor General argues that the ERB decision may be applied retroactively and the use of a test period to determine the rate base and allowable rates to be collected by a public utility is an accepted practice.[4]

We shall discuss the main issues *in seriatim*.

I

MERALCO argues that deduction of all kinds of taxes, including income tax, from the gross revenues of a public utility is firmly entrenched in American jurisprudence. It contends that the Public Service Act (Commonwealth Act No. 146) was patterned after Act 2306 of the Philippine Commission, which, in turn, was borrowed from American state public utility laws such as the New Jersey Public Utility Act. Hence, it maintains that American jurisprudence on the inclusion of income taxes as a lawful charge to operating expenses should be controlling. It cites the rule on statutory construction that a statute adopted from a

---

4 *Id.* at 2305-2399.

foreign country will be presumed to be adopted with the construction placed upon it by the courts of that country before its adoption.[5]

We are not persuaded. American decisions and authorities are not *per se* controlling in this jurisdiction. At best, they are persuasive for no court holds a patent on correct decisions. Our laws must be construed in accordance with the intention of our own lawmakers and such intent may be deduced from the language of each law and the context of other local legislation related thereto. More importantly, they must be construed to serve our own public interest which is the be-all and the end-all of all our laws. And it need not be stressed that our public interest is distinct and different from others.

Rate regulation calls for a careful consideration of the totality of facts and circumstances material to each application for an upward rate revision. Rate regulators should strain to strike a balance between the clashing interests of the public utility and the consuming public and the balance must assure a reasonable rate of return to public utilities without being unreasonable to the consuming public. What is reasonable or unreasonable depends on a calculus of changing circumstances that ebb and flow with time. Yesterday cannot govern today, no more than today can determine tomorrow.

Prescinding from these premises, we reject MERALCO's insistence that the non-inclusion of income tax payments as a legitimate operating expense will deny public utilities a fair return of their investment. This stubborn stance is belied by

[5] Id. at 224-226.

the report submitted by the COA on the audit conducted on MERALCO's books of accounts and the findings of the ERB.[6]

Upon the instructions of the ERB, the COA conducted an audit of the operations of MERALCO covering the period from February 1, 1994 to January 31, 1995, or the period immediately after the implementation of the provisional rate increase.[7] Hence, amounts culled by the COA from its examination of the books of MERALCO already included the provisional rate increase of ₱0.184 granted by the ERB.

From the figures submitted by the COA, the ERB was able to determine that MERALCO derived excess revenue during the test year in the amount of ₱2,448,378,000.[8] This means that during the test year and after the rates were increased by ₱0.184, MERALCO earned ₱2,448,378,000 or 8.15% more than the amount it should have earned at a 12% rate of return on rate base. Accordingly, based on this amount of excess revenue, the ERB determined that the provisional rate granted by it to MERALCO was ₱0.167 per kwh more than the amount MERALCO ought to charge its customers to obtain the prescribed 12% rate of return on rate base. Thus, the ERB correspondingly lowered the provisional increase by ₱0.167 per kwh and ordered MERALCO to increase its rates at a reduced amount of ₱0.017 per kwh, computed as follows:[9]

---

[6] Audit Report SAO No. 95-07; Rollo, G.R. No. 141314, pp. 143-527.

[7] Rollo, G.R. No. 141314, p. 146. Provisional rate increase was granted by the ERB in its Order dated January 28, 1994.

[8] *Id.* at 588.

		At appraised value
Total Invested Capital Entitled to Return	₱	30,059,61[illegible],000[10]
12% return thereon	₱	3,607,15[illegible],000
Add: Total Operating expenses for Rate Determination Purposes	₱	38,260,42[illegible],000[11]
Computed Revenue	₱	41,867,57[illegible],000
Actual Revenue	₱	44,315,95[illegible],000
Excess Revenue	₱	**2,448,37[illegible],000**
Percent of Excess Revenue to Invested Capital		8.15%
Authorized Rate of Return		12.00%
Actual Rate of Return		**20.15%**
Total kwh sold		14,640,094,[illegible]00
Ratio of Excess Revenue to Total kwh Sold	₱	0.167

In fact, even if MERALCO's income tax liability **would be included as an operating expense, MERALCO** would still enjoy **excess revenue of ₱312,738,000.00 or 1.04% above the authorized rate of return of 12%. Based** on its audit, the COA determined that the provision for income tax liability of MERALCO amounted to ₱2,135,639,000.00.[12] Thus, even if such amount of income tax liability would be included as operating expense, **the amount of**

---

10 The "net average investment method" or the "number of months use method" was used to determine proportionate value of assets in service.

11 Income tax considered as a non-operating expense.

12 Rollo, G.R. No. 141314, p. 455.

excess revenue earned by MERALCO during the test year would be more than sufficient to cover the additional income tax expense. Thus:

		At appraised value
Total Invested Capital Entitled to Return	₱	30,059,614,000
12% return thereon	₱	3,607,154,000
Add: Total Operating expenses for Rate Determination Purposes	₱	40,396,059,000[3]
Computed Revenue	₱	44,003,213,000
Actual Revenue	₱	44,315,951,000
Excess Revenue	**₱**	**312,738,000**
Percent of Excess Revenue to Invested Capital		1.04%
Authorized Rate of Return		12.00%
Actual Rate of Return		13.04%

It is crystal clear, therefore, that even if income tax is to be included as an operating expense and hence, recoverable from the consuming public, MERALCO would still enjoy a rate of return that is above the authorized rate of 12%. **Public utilities cannot be allowed to overcharge at the expense of the public and worse, they cannot complain that they are not overcharging enough.**

Be that as it may, MERALCO contends that considering income tax payments of public utilities constitute one-third of their net income, public utilities

[3] Income tax considered as an operating expense.

will effectively get, not the 12% rate of return on rate base allowed them, but only about 8%.[14] Again, we are not persuaded.

The foregoing argument assumes that the 12% return allowed to public utilities is equivalent to its taxable income which will be subject to income tax. The 12% rate of return is computed only for the purpose of fixing the allowable rates to be charged by a public utility and is in no way determinative of the income subject to income tax of the public utility. The computation of a corporation's income tax liability is an altogether different matter, with the corporation's taxable income derived by taking into account the corporation's gross revenues less allowable deductions.[15]

At any rate, even on the assumption that in the test year involved (February 1, 1994 to January 31, 1995), MERALCO's computed revenue of ₱41,867,573,000 or the amount that it is allowed to earn based on a 12% rate of return is its taxable income, after payment of its income tax liability of ₱2,135,639,000.00, MERALCO would still obtain an 11.38% rate of return or a return that is well within the 12% rate allowed to public utilities.[16]

MERALCO also contends that even the successor of the ERB or the ERC created under the Electric Power Industry Reform Act of 2001 (EPIRA)[17]

---

14 Rollo, G.R. No. 141314, p. 1408.

15 H. S. De Leon, THE FUNDAMENTALS OF TAXATION 63 (1993).

16 Republic v. Medina, G.R. Nos. 32068, 32083, 32155, 32374, 32402, 32464, October 4, 1971, 41 SCRA 643, 665.

17 Republic Act No. 9136, June 16, 2001.

adheres to the principle that income tax is part of operating expense."[18] To bolster its argument, MERALCO cites Article 36 of the EPIRA which charges the ERC with the responsibility of unbundling the rates of the National Power Corporation (NPC) and each distribution utility coming within the coverage of the law.[19] MERALCO alleges that pursuant to said provision, the ERC issued a set of Uniform Rate Filing Requirements (UFR) containing guidelines to be followed with respect to rate unbundling applications to be filed. MERALCO asserts that under the UFR, the enumeration of the expenses which are to be recovered through the rates, and which are to be separated or allocated for the purpose of unbundling of these rates include income tax expenses.

Under Section 36 of the EPIRA, the NPC and every distribution facility covered by the law is mandated to unbundle, segregate or itemize its rates according to the various sectors of the electric power industry identified in the law,

---

18 Rollo, G.R. No. 141314, p. 1419.

19 Section 36. *Unbundling of Rates and Functions.* Within six (6) months from the effectivity of this Act, the NPC shall file with the ERC its revised rates. The rates of the NPC shall be unbundled between transmission and generation rates and the rates shall reflect the respective costs of providing each service. Inter-grid and intra-grid cross subsidies for both the transmission and generation rates shall be removed in accordance with this Act.

Within six (6) months from effectivity of this Act, each distribution utility shall file its revised rates for the approval of the ERC. The distribution wheeling charge shall be unbundled from the retail rate and the rates shall reflect the respective costs of providing each service. For both the distribution retail wheeling and supplier's charges, inter-class subsidies shall be removed in accordance with this Act.

Within six (6) months from the date of submission of the revised rates by NPC and each distribution facility, the ERC shall notify the entities of their approval.

Any electric power industry participant shall functionally and structurally unbundle its business activities and rates in accordance with the sectors as identified in Section 5 hereof. The ERC shall ensure full compliance with this provision.

namely: generation, transmission, distribution and supply.[20] The law further directs the ERC to regulate and facilitate the unbundling of rates prescribed by Section 36. Thus, on October 30, 2001, the ERC issued guidelines prescribing the uniform rate filing requirements to be followed by distribution facilities for the purposes of unbundling rates.[21]

A proper appreciation of the UFR shows that it simply specifies a uniform accounting system to be complied with by a distribution facility when filing an application for revised rates under the EPIRA. As the EPIRA requires the unbundling or segregation of rates according to the different sectors of the electric power industry, the UFR seeks to facilitate this process by properly identifying the accounts or information required for proper evaluation by the ERB. Thus, the introductory statements of the UFR provide:

> These uniform rate filing requirements are intended to promote consistency and completeness in the rate filings required by Republic Act No. 9136 (RA 9136), Section 36. To that end, the filing requirements only specify minimum form and content. **A rate application in all its aspects continues to be subject to subsequent Commission review and deliberation.**[22]

At the onset, it is clear that the UFR does not seek to **determine which accounting method will be used by the ERC for determination of rate base or the items of expenses that may be recovered by a public utility from its customers.** The UFR only seeks to prescribe a uniform **system or format** to

---

[20] Section 5, EPIRA.

[21] Rollo, G.R. No. 141314, pp. 1312-1330.

[22] Id. at 1316. Emphasis supplied.

File No. 82-3237

standardize or facilitate the process of unbundling of rates mandated by the EPIRA. At best, the UFR prescribes the set of raw data or figures to be disclosed by a distribution facility that the ERC will need to determine the authorized rates that a distribution facility may charge. The UFR does not, in any way, determine the manner by which the set of data or figures indicated in the rate application will be evaluated by the ERC for rate determination purposes.

II

MERALCO also challenges the use of the "net average investment method" or the "number of months use method" on the ground that MERALCO and the Public Service Commission (PSC) have been consistently applying the "average investment method" or "simple average", which it alleged was also affirmed by this Court in the case of MERALCO v. PSC[23] and Republic v. Medina.[24]

It is true that in MERALCO v. PSC,[25] the issue of the proper valuation method to be used in determining the value of MERALCO's utility plants for rate fixing purposes was brought to fore. In the said case, MERALCO applied the "average investment method" or "simple average" by obtaining the average value of the utility plants, using its values at the beginning and at the end of the test year. In contrast, the General Auditing Office used the "appraisal method" which fixes the value of the utility plants by ascertaining the cost of production per kilowatt

---

[23] G.R. Nos. 24762, 24841, 24854, 24872, November 14, 1966, 18 SCRA 651.

[24] Supra note 16.

[25] Supra note 23.

and multiplying the same by the total capacity of said plants, less the corresponding depreciation.[26] In upholding the "average investment method" used by MERALCO, this Court adopted the findings of the PSC for being "by and large supported by the records of the case."[27] This Court did not make an independent assessment of the validity or applicability of the average investment method but simply did not disturb the findings of the PSC for being supported by substantial evidence. To conclude that the said decision "affirmed" the use of the "average investment method" thereby implying that the said method is the only method to be applied in all instances, is a strained reading of the decision.

In fact, in the case of Republic v. Medina,[28] also cited by MERALCO to have affirmed the use of the "average investment method", this Court ruled:

> The decided weight of authority, however, is to the effect that **property valuation is not to be solved by formula but depends upon the particular circumstances and relevant facts affecting each utility** as to what constitutes a just rate base and what would be a fair return, just to both the utility and the public.[29]

Further, Mr. Justice Castro in his concurring opinion in the same case elucidated:

> A regulatory commission's field of inquiry, however, is not confined to the computation of the cost of service or capital nor to a mere prognostication of the future behavior of the money and capital markets. It must also balance investor and consumer expectations in such a way that broad requirements of public interest may be meaningfully realized. **It would hence appear in keeping with its public duty if a regulatory body is allowed wide discretion in the**

Id. at 670.

Id. at 673.

Supra note 16.

Id. at 667. Emphasis supplied.

choice of methods rationally related to the achievement of this end.[30]

Thus, the rule then as it is now, is that rate regulating authorities are not hidebound to use any single formula or combination of formulas for property valuation purposes because the rate-making process involves the balancing of investor and consumer interests which takes into account various factors that may be unique or peculiar to a particular rate revision application.

We again stress the long established doctrine that findings of administrative or regulatory agencies on matters which are within their technical area of expertise are generally accorded not only respect but at times even finality if such findings and conclusions are supported by substantial evidence.[31] Rate fixing calls for a technical examination and a specialized review of specific details which the courts are ill-equipped to enter, hence, such matters are primarily entrusted to the administrative or regulating authority.[32]

Thus, this Court finds no reversible error on the part of the COA and the ERB in adopting the "net average investment method" or the "number of months use method" for property valuation purposes in the cases at bar.

Id. at 684. Emphasis supplied.

Radio Communications of the Philippines, et al. v. National Telecommunications Commission, et al., G.R. No. 66683, April 23, 1990, 184 SCRA 517, 524.

Republic v. Medina, G.R. Nos. 32068, 32083, 32155, 32374, 32402, 32464, October 4, 1971, 41 SCRA 643, 666.

III

MERALCO also rants against the retroactive application of the rate adjustment ordered by the ERB and affirmed by this Court. In its decision, the ERB, after authorizing MERALCO to adopt a rate adjustment in the amount of P0.017 per kwh, directed MERALCO to refund or credit to its customers' future consumption the excess average amount of P0.167 per kwh from its billing cycles beginning February 1994[33] until its billing cycles beginning February 1998.[34] In the decision appealed from, this Court likewise ordered that the refund in the average amount of P0.167 per kwh be made to retroact from MERALCO's billing cycles beginning February 1994.

MERALCO contends that the refund cannot be given retroactive effect as the figures determined by the ERB only apply to the test year or the period subject of the COA Audit, *i.e.*, February 1, 1994 to January 31, 1995. It reasoned that the amounts used to determine the proper rates to be charged by MERALCO would vary from year to year and thus the computation of the excess average charge of P0.167 would hold true only for the test year. Thus, MERALCO argues that if a refund of P0.167 would be uniformly applied to its billing cycles beginning 1994, with respect to periods after January 31, 1995, there will be instances wherein its operating revenues would fall below the 12% authorized rate of return. MERALCO therefore suggests that the dispositive portion be modified and order that the refund applicable to the periods after January 31, 1995 is to be computed

---

[33] Period after the provisional increase of P0.184 was granted by the ERB.

[34] ERB decision promulgated on February 16, 1998.

Resolution:

on the basis of the excess collection in proportion to the excess over the 12% return.

The purpose of the audit procedures conducted in a rate application proceeding is to determine whether the rate applied for will generate a reasonable return for the public utility, which, in accordance with settled laws and jurisprudence, is 12% on rate base or the present value of the assets used in the operations of a public utility. For audit purposes, however, there is a need to obtain a sample set of data-- usually derived from figures within a designated period of time-- to determine the amount of returns obtained by a public utility during such period. In the cases at bar, the COA conducted an audit for the test year beginning February 1, 1994 and ending January 31, 1995 or a 12-month period immediately after the order of the ERB granting a provisional increase in the amount of ₱0.184 per kwh was issued. Thus, the ultimate issue resolved by the COA when it conducted its audit was whether the provisional increase granted by the ERB generated an amount of return well within the rates authorized by law. As stated earlier, based on the findings of the ERB, with the increase of ₱0.184 per kwh, MERALCO obtained a rate of return which was 8.15% more than the authorized rate of return of 12%.[36] Thus, a refund in the amount of ₱0.167 was determined and ordered by ERB.[37]

The essence of the use of a "test year" for auditing purposes is to obtain a sample or representative set of figures to enable the examining authority to arrive at a conclusion or finding based on the gathered data. The use of a "test year" does

---

[36] *Supra* note 1 at 266.

[37] *See Supra* note 7.

not mean that the information and conclusions so derived would only be correct for that year and would be incorrect on the succeeding years. The use of a "test year" assumes that within a reasonable period after such test year, figures used to determine the amount of return would only vary slightly from the figures culled during the test year such that the impact on the utility's rate of return would not be very significant. Thus, in the event that there is a substantial change in circumstances significantly affecting the variable amounts that would determine the reasonableness of a return, an event which would normally occur after a certain period of time has elapsed, the public utility may subsequently apply for a rate revision.

We agree with the Solicitor General that following MERALCO's reasoning that the figures culled from a test year would only be relevant during such year, there would be a need for public utilities to apply for a rate adjustment every year and perform an audit examination on a public utility's books of accounts every year as the amount of a utility's revenue may fall above or below the authorized rates at any given year. Needless to say, the trajectory of MERALCO's arguments will lead to an absurdity.

From the time the order granting a provisional increase was issued by the ERB, nowhere in the records does it appear that the subsequent refund of ₱0.167 per kwh ordered by the ERB was ever implemented or executed by MERALCO.[37]

---

[37] On March 3, 1998, the ERB issued an order giving MERALCO a period of 15 days from receipt of the Order to submit the required data indicated in the ERB's decision dated February 16, 1998 for the purpose of implementing the refund. (See CA Rollo, pp. 1057-1058). While pending appeal with the Court of Appeals, the Court of Appeals issued a Temporary Restraining Order on March 17, 1998 prohibiting the ERB from implementing its decision dated February 16, 1998 and its Order dated March 3, 1998. (See CA Rollo, pp. 1064-1065). Further, the Court

Accordingly, from January 2[illegible], 1994 MERALCO imposed on its customers a charge that is P0.167 in excess of the proper amount. In fact, any application for rate adjustment that may have been applied for and/or granted to MERALCO during the intervening period would have to be reckoned from rates increased by P0.184 per kwh as these were the rates prevailing at the time any application for rate adjustment was made by MERALCO.

While we agree that the amounts used to determine the utility's rate of return would vary from year to year, we are unable to subscribe to the view that the refund applicable to the periods after January 31, 1995 should be computed on the basis of the excess collection in proportion to the excess over the 12% return. MERALCO's contention that the refund for periods after January 31, 1995 should be computed on the basis of revenue of each year in excess of the 12% authorized rate of return calls for a year-by-year computation of MERALCO's revenues and assets which would be contrary to the essence of an audit examination of a public utility based on a test year. To grant MERALCO's prayer would, in effect, allow MERALCO the benefit of a year-by-year adjustment of rates not normally enjoyed by any other public utility required to adopt a subsequent rate modification. Indeed, had the ERB ordered an increase in the provisional rates it previously granted, said increase in rates would apply retroactively and would not have varied from year to year, depending on the variable amounts used to determine the authorized rates that may be charged by MERALCO. We find no significant circumstance prevailing in the cases at bar that would justify the application of a yearly adjustment as requested by MERALCO.

[illegible] of Appeals granted MERALCO's prayer for the issuance of a Writ of Preliminary Injunction in a Resolution dated May 20, 1998. (*See* CA Rollo, pp. 1302-1309).

WHEREFORE, in view of the foregoing, the petitioner's Motion for Reconsideration is DENIED WITH FINALITY.

SO ORDERED.

REYNATO S. PUNO
Associate Justice

WE CONCUR:

Please see separate opinion

ARTEMIO V. PANGANIBAN
Associate Justice

ANGELINA SANDOVAL-GUTIERREZ
Associate Justice

RENATO C. CORONA
Associate Justice

CONCHITA CARPIO MORALES
Associate Justice

ATTESTATION

I attest that the conclusions in the above Resolution were reached in consultation before the case was assigned to the writer of the opinion of the Court's Division.

REYNATO S. PUNO
Associate Justice
Chairman, Third Division

CERTIFICATION

Pursuant to Section 13, Article VIII of the Constitution, and the Division Chairman's Attestation, it is hereby certified that the conclusions in the above Resolution were reached in consultation before the case was assigned to the writer of the opinion of the Court's Division.

HILARIO G. DAVIDE, JR.
Chief Justice

CERTIFIED TRUE COPY

[illegible]ETA V. CARREON
Clerk of Court
Third Division

ATTY. [illegible] D. VILLARAMA
Clerk of Court
Supreme Court

G.R. No. 141314 -- REPUBLIC OF THE PHILIPPINES represented by the ENERGY REGULATORY BOARD, Petitioner v. MANILA ELECTRIC COMPANY, Respondent.

G.R. No. 141369 -- LAWYERS AGAINST MONOPOLY AND POVERTY (LAMP), etc., et al., Petitioners v. MANILA ELECTRIC COMPANY, Respondent.

Promulgated on:

9 April 2003

x---x

SEPARATE OPINION

PANGANIBAN, *J.*:

After perusing the respondent's Motion for Reconsideration, the Comment thereon by the Office of the Solicitor General (OSG) and the other pleadings filed by the parties, I believe there are still lingering questions that need to be answered or clarified before the Motion for Reconsideration should be resolved. Some of the more important questions are the following:

Effects of ERC's Self-Reversal

First, this case reached this Court because the Energy Regulatory Board (ERB), now known as the Energy Regulatory Commission (ERC), appealed to us the Decision of the Court of Appeals (CA), which upheld Meralco. In its Comment to Meralco's Motion for Reconsideration, however, the OSG -- as counsel for ERC -- informed this Court that ERC has reversed its position and now believes that "income taxes x x x are reasonable costs that may be recoverable from the consuming public." In the words of the *ponencia*, ERC "agrees with Meralco that to disallow public utilities from recovering its income tax payments will effectively lower the return on rate base enjoyed by a public utility to 8%."

1. By reversing itself, is the ERC effectively abandoning its appeal before this Court? If so, is it still proper for this Court to uphold the *old* ERB Decision? Be it remembered that our own Decision is anchored on the theory that ERB should be affirmed, because it is *the* knowledgeable and specialized

government agency tasked with electric rate determination, and thus its findings and opinions -- unless obviously faulty -- merit full faith and credit.

2. Is the OSG, as counsel for the ERC and the government, authorized to argue against its own clients' position and thereby leave them without any lawyer?

Effects of New EPIRA Law

Second, in its Comment, OSG informs us that a new law, RA 9136 -- the Electric Power Industry Reform Act (EPIRA) -- was enacted on June 16, 2002. This law allegedly authorizes ERC to determine rates that will "allow the recovery of a just and reasonable return on rate base (RORB) to enable the entity to operate viably." On this basis, ERC opines that actual income taxes paid should now be deemed "reasonable costs" of operating a public utility.

1. Does this mean that effective June 16, 2002, ERC may allow the deduction of income taxes from

operating expenses? Does this render our Decision obsolete?

Our Decision Allegedly Reduce Earnings to Only 8%

Third, citing the report of the Commission on Audit (COA), the OSG originally opined that Meralco -- after the infusion of the provisional rate increase of 18.4 centavos -- would still earn 13% RORB if income taxes are not treated as operating expenses, and 20% if they are deducted as operating expenses.

1. If this is so, why is Meralco still complaining that the old ERB Decision, which this Court is affirming, bars it from earning the maximum allowable profit of 12%? How accurate are the OSG and COA computations? Or, is Meralco just misleading the Court?

2. In any event, despite the COA figures, the OSG concedes that -- at least theoretically -- Meralco's profit would be reduced by our Decision to a maximum of only 8% RORB, instead of the allowable 12%. At the

same time, it justifies the 8% RORB by arguing that the World Bank and the Asian Development Bank consider a public utility earning of 8% RORB still viable (p. 42 of the OSG Comment). Which is which?

Special Privilege to Meralco

Fourth, in its Comment, the OSG argues that other public utilities are not allowed to deduct income taxes as operating expenses. Why then should Meralco be given this special privilege, it rhetorically asks?

Is this true? If so, why has the ERC changed its position? Why is it now allowing Meralco to deduct income tax payments as "reasonable costs" of operation?

Oral Argument Is the Proper Thing

The foregoing are the more important questions I posed when I asked the Third Division to refer this case to the Court *en banc* and to conduct oral arguments on the Motion for Reconsideration of

Meralco. These questions were not fully taken up by the pleadings of the parties. Thus, it would be pretentious for me to render an opinion on them. On the other hand, I believe that a decision that does not take up these questions would be incomplete.

Hearing the parties on Oral Argument before the entire Court or even by just the Third Division, *prior* to resolving with finality the motion for reconsideration on a very important matter such as the present case is not unusual. In fact, with due respect, I believe that this is the proper thing to do.

After all, very recently in *PLDT v. City of Davao* (GR No. 143863, March 27, 2003), the Court *en banc* conducted an Oral Argument on the Motion for Reconsideration challenging the unanimous Decision of the Second Division. That case involved the legality of whether a local government unit (LGU) like the City of Davao may impose local taxes on the Philippine Long Distance Telephone Company. The amount involved there was only about P4 billion. On the other hand, the present case involves the refund of about P2.5 billion per year starting 1994, or about P20 billion up to the year 2003.

Apart from the monetary consideration, I believe the issues raised -- including the foregoing questions -- are important enough to merit a hearing also. May I stress that this case will affect not only Meralco and its customers but *all* electric utilities and *all* their customers *all* over the Philippines, which means this case will affect all the people of this country.

Finally, it is interesting to note that the unanimous Second Division Decision in the above-cited *PLDT* case was upheld by the banc, with some dissents led by the herein *ponente*, Mr. Justice Reynato S. Puno himself, but only after a full hearing by the full Court.

WHEREFORE, I regret I cannot cast my vote in favor of (or even against) the *potencia* until and unless an Oral Argument is first called, preferably by the full Court, to clarify the above questions.

ARTEMIO V. PANGANIBAN
Associate Justice

File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

File No. 82-3237

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

SEC HRAD APR 14 2003

1. **Date of Report:** *April 14, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P72.584 Billion (as of February 28, 2003)*

11. Item Number reported: *Item 4 (Resignation/Election of Director)*

At the special meeting of the Board of Directors held today, Mr. Juan Luis L. Cardenete resigned as Director and was replaced by Mr. Emilio Vicens.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

CAMILO D. QUIASON
Corporate Secretary and
General Counsel

Date: April 14, 2003

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

US SEC
File No. 82-3237

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

03 APR 16 AM 9 59

1. **Date of Report:** *April 15, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P72.584 Billion (as of February 28, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

MERALCO, through the law firm Quiason Makalintal Barot Torres & Ibarra, filed with the Supreme Court today, April 15, 2003, an "Urgent Motion For Consideration Of The November 15, 2002 Decision and April 9, 2003 Resolution By The Honorable Court En Banc". It may be recalled that on November 15, 2002, the Third Division of the Supreme Court rendered its decision reversing the Court of Appeals and affirming the disallowance by the Energy Regulatory Board (ERB) of Meralco's income tax as an operating expense for rate making, and the adoption of the number of months' use method in computing the value of Meralco properties entitled to return. Said decision will result to a refund to consumers.

The motion for reconsideration, which Meralco filed on December 5, 2002, was denied with finality by the Third Division of the Supreme Court in a Resolution dated April 9, 2003.

In Meralco's urgent motion for consideration en banc, it seeks for the hearing and resolution by the Supreme Court en banc of the case in accordance with an earlier Resolution dated November 23, 1993 issued by the High Court enumerating the cases which it shall hear and resolve en banc. The enumeration includes the cases where a doctrine or principle laid down by the Court en banc or in division may be modified or reversed and all other cases as the Court en banc by a majority of its actual membership may deem of sufficient importance to merit its attention. Meralco maintained that the Third Division modified the ruling of the High Court in Republic vs. Medina which can only be done by the Court sitting en banc.

In support of its position, Meralco invited the attention of the Supreme Court in its urgent motion for consideration en banc to the points raised by Justice Artemio V. Panganiban in his separation opinion. Justice Panganiban emphasized that there are lingering questions that need to be heard before the Motion For Reconsideration is resolved, to wit:

a) The Decision of the Supreme Court is anchored on the position of the old ERB which position the ERC has reversed. Thus, an issue arises now on whether the ERC is effectively abandoning its appeal before the Court.

b) Can the Solicitor General argue against its own client's position and leave it without lawyer?

c) The EPIRA authorizes ERC to determine rates that will allow the recovery of a just and reasonable return on rate base to enable the entity to operate viably. The ERC opines that actual income taxes paid should now be deemed reasonable costs of operating a public utility. If so, does this render the Decision obsolete?

d) Is it true that Meralco would still earn 13% RORB if income taxes are not treated as operating expenses, and 20% if they are deducted as operating expenses? If so, why is Meralco still complaining and why did the OSG concede that – at least theoretically – Meralco's profit would be reduced by the Decision to a maximum of only 8% instead of the allowable 12%?

e) The OSG argues that other public utilities are not allowed to deduct income taxes as operating expenses. If true, why should Meralco be given this special privilege and why did the ERC changed its position?

Justice Panganiban opined that these are important questions that would necessitate the referral of the case to the Supreme Court en banc and to conduct oral arguments are the proper things to do. According to him, the High Court has done this in PLDT vs. City of Davao where the Court en banc conducted an oral argument on the Motion For Reconsideration challenging the unanimous Decision of the Second Division. In terms of importance, he said that the PLDT case involved local taxes worth about P4 Million compared to Meralco's case worth about P20 billion up to year 2003 which may affect not only Meralco and its customers but all electric utilities and all their customers all over the Philippines.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

CAMILO D. QUIASON
Corporate Secretary and
General Counsel

Date: April 15, 2003

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

File No. 82-3237

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *April 28, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P73.167 Billion (as of March 31, 2003)*

11. Item Number reported: *Item 5 (Legal Proceedings)*

Please see attached copy of: (a) Supplemental Motion for Consideration of the November 15, 2002 Decision and April 9, 2003 Resolution by the Honorable Court En Banc (G.R. Nos. 141314 and 141369); and (b) Urgent Motion For Leave and to Admit the April 14, 2003 Urgent Motion for Consideration of the November 15, 2002 Decision and April 9, 2003 Resolution by the Honorable Court En Banc and a Supplemental Motion (G.R. Nos. 141314 and 141369) filed with Supreme Court of the Philippines.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and Assistant Corporate Secretary

Date: April 28, 2003

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

FILE COPY

REPUBLIC OF THE PHILIPPINES
SUPREME COURT
MANILA

REPUBLIC OF THE PHILIPPINES, ET AL.,
Petitioners,

- versus - G.R. NO. 141314

MANILA ELECTRIC COMPANY,
Respondent.

x -- x

LAWYERS AGAINST MONOPOLY AND POVERTY (LAMP), ET AL.,
Petitioners,

- versus - G.R. NO. 141369

MANILA ELECTRIC COMPANY,
Respondent.

x -- x

URGENT MOTION FOR LEAVE AND TO ADMIT THE APRIL 14, 2003 URGENT MOTION FOR CONSIDERATION OF THE NOVEMBER 15, 2002 DECISION AND APRIL 9, 2003 RESOLUTION BY THE HONORABLE COURT EN BANC AND A SUPPLEMENTAL MOTION

RESPONDENT MANILA ELECTRIC COMPANY (MERALCO, for brevity), by the undersigned counsel, respectfully states: That –

1. The Third Division of the Honorable Court rendered its decision in the above captioned cases on November 15, 2002 (the Decision, for brevity).

MERALCO filed a motion for reconsideration of said decision; said motion was denied through a resolution dated April 9, 2003 (the Resolution, for brevity).

2. The Decision and Resolution modified a previous doctrine laid down by the Honorable Court that a public utility is entitled to a 12% return on rate base.

Under the Constitution, such modification can only be made by the Court en banc.

3. Moreover, the Honorable Justice Panganiban, a Member of the Third Division itself, said that the instant cases are of such importance as to warrant the Honorable Court ***en banc's*** attention.

PRAYER

WHEREFORE, it is most respectfully prayed that the Honorable Court ***en banc*** grant leave and admit (1) the April 14, 2003 Urgent Motion for Consideration of the November 15, 2002 Decision and April 9, 2003 Resolution by the Honorable Court En Banc and (2) the attached Supplemental Motion for Consideration of the November 15, 2002 Decision and April 9, 2003 Resolution by the Honorable Court En Banc.

Further reliefs as warranted are prayed for.

Pasig City for Manila.

April 23, 2003.

US SEC
File No. 82-3237

QUIASON MAKALINTAL BAROT
TORRES & IBARRA
Counsel for MERALCO
21st Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Street
1605 Ortigas Center, Pasig City

By:

MANUEL L.M. TORRES
ROLL OF ATTORNEYS NO. 25410
PTR NO. 1407166; 1/08/03
PASIG CITY
IBP NO. 570018; 12/26/02
QUEZON CITY

EXPLANATION

Due to the volume of pleadings, motions, and other correspondence file or sent by the Firm daily, counsel is constrained to serve a copy of this Urgent Motion to the other parties by registered mail instead of by personal service.

MANUEL L.M. TORRES

Copy furnished:

Third Division Registry Receipt No J068 Date APR 24 2003
Supreme Court
Manila

Office of the Solicitor General
134 Amorsolo Street, Legaspi Village
1229 Makati City Registry Receipt No J069 Date APR 24 2003

The Court of Appeals
1000 Manila
(CA-G.R. SP No. 46888) Registry Receipt No J071 Date APR 24 2003

Ceferino Padua Law Office
Counsel for LAMP
Suite 6-D, 6/F, G.E. Antonino Bldg.
T.M. Kalaw St., Ermita
1000 Manila Registry Receipt No J070 Date APR 24 2003

sally[mt]MOTION GR No. 141314 & 141369 [meralco]

REPUBLIC OF THE PHILIPPINES)
PASIG CITY) S. S.

AFFIDAVIT OF PROOF OF SERVICE

I, RENE V. VEDAN, of legal age, Filipino citizen, married, and with office address at Manila Electric Company, Legal Services, 8th Floor, Lopez Building, Ortigas Avenue, Pasig City, after having been duly sworn to in accordance with law, hereby depose and say:

1. That I am an employee of Manila Electric Company "(MERALCO)" assigned at its Legal Services;

2. That I was instructed by Atty. Manuel L. M. Torres, to serve a copy of Manila Electric Company's, "**URGENT MOTION FOR LEAVE AND TO ADMIT THE APRIL 14, 2003 URGENT MOTION FOR CONSIDERATION OF THE NOVEMBER 15, 2002 DECISION AND APRIL 9, 2003 RESOLUTION BY THE HONORABLE COURT EN BANC AND A SUPPLEMENTAL MOTION**, entitled "**REPUBLIC OF THE PHILIPPINES, ET. AL., Petitioners vs. MANILA ELECTRIC COMPANY (MERALCO), Respondent,**" docketed as **G. R. No. 141314; LAWYERS AGAINST MONOPOLY AND POVERTY (LAMP), ET. AL., Petitioners vs. MANILA ELECTRIC COMPANY, Respondent,"** docketed as **G. R. No. 141369** before filing the same to the Supreme Court, Manila:

a.) Third Division
Supreme Court Manila
Registry Receipt No J068
Date APR 24 2003

b) Office of the Solicitor General
134 Amorsolo St., Legaspi Village,
1229 Makati City
Registry Receipt No J069
Date APR 24 2003

c) The Court of Appeals
1000 Manila
(CA-G.R. SP No. 46888)
Registry Receipt No J070
Date APR 24 2003

d) Ceferino Padua Law Office
Suite 6-D, 6/F, G. E. Antonino Bldg.,
T. M. Kalaw St., Ermita
1000 Manila
Registry Receipt No J071
Date APR 24 2003

3. That I served a copy of said Motion to the above-written addressee today, 24 April 2003 by Registered Mail due to lack of material time and personnel to undertake personal service.

4. That I am executing this Affidavit to attest to the truth of the foregoing.

IN WITNESS WHEREOF, I have hereunto signed this Affidavit on this 24 day of February 2003 at Pasig City.

RENE V. VEDAN
Affiant

SUBSCRIBED AND SWORN to before me this 26th day of February 2003, affiant exhibited to me his Community Tax Certificate No. 18590069 issued at Quezon City on January 22, 2003.

Doc. No. 77;
Page No. 17;
Book No. VI;
Series of 2003.
/nebt.

GONZALO S. ESPA
NOTARY PUBLIC
UNTIL DECEMBER 31, 2004
PTR NO. 1378515
ISSUED ON 1-2-2003
TIN: 119-282-691

C:\WINDOWS\DESKTOP\Neh\Proof of Service\RVV proof SC- urg mot.doc

REPUBLIC OF THE PHILIPPINES
SUPREME COURT
MANILA

REPUBLIC OF THE PHILIPPINES, ET AL.,
Petitioners,

- versus -

G.R. NO. 141314

MANILA ELECTRIC COMPANY,
Respondent.

x -- x

LAWYERS AGAINST MONOPOLY AND POVERTY (LAMP), ET AL.,
Petitioners,

- versus -

G.R. NO. 141369

MANILA ELECTRIC COMPANY,
Respondent.

x -- x

SUPPLEMENTAL MOTION FOR CONSIDERATION OF THE NOVEMBER 15, 2002 DECISION AND APRIL 9, 2003 RESOLUTION BY THE HONORABLE COURT *EN BANC*

RESPONDENT MANILA ELECTRIC COMPANY (MERALCO, for brevity), by the undersigned counsel, respectfully submits to the Honorable Court ***en banc*** the following Supplemental Motion for Consideration of the November 15, 2002 Decision and April 9, 2003 Resolution rendered by the Third Division of the Honorable Court in the above captioned cases.

Prefatory Statement

The doctrine laid down by this Honorable Court that a public utility is entitled to the reasonable return on rate base (RORB) of 12% is perhaps one of the most time honored utility rate making principle in this jurisdiction, having been followed for decades.

The Decision and the Resolution modified this doctrine; by the disallowance of the recovery of income tax payments from rates, the level of what the Court then considered a reasonable RORB has been reduced to about 8%. Significantly, it is not only MERALCO which is saying this – the petitioner itself has said so.

As MERALCO's April 14, 2003 Motion points out, it is only the Honorable Court ***en banc*** that is authorized under the Constitution to modify or reverse an earlier doctrine or principle laid down by the Court.

Moreover, Honorable Justice Panganiban, in his separate opinion in these cases, referred to **PLDT v. City of Davao** which the Honorable Court ***en banc*** deemed important enough to warrant cognizance of a motion for reconsideration of a unanimous decision of the Court's Second Division. The Honorable Justice implicitly said that the instant cases are of greater importance than **PLDT vs. City of Davao.**

Likewise, in **Firestone Ceramics, Inc., et al. vs. Court of Appeals** (G.R. No. 127022) and **Republic vs. Court of Appeals, et al.** (G.R. No. 127245), the Honorable Court ***en banc*** accepted the referral of a similar motion for reconsideration, again for the reason that the said cases were deemed of sufficient importance.

It is in this perspective that MERALCO respectfully implores the Honorable Court ***en banc's*** consideration.

THE ERC ITSELF HAS SAID THAT THE DISALLOWANCE OF INCOME TAX EFFECTIVELY LOWERED THE RORB TO 8%

The Resolution acknowledges that the ERC has adopted the position "that income taxes are not operating expenses but are reasonable costs that may be recoverable from the consuming public." (p. 4)

Said Resolution likewise recognizes that the ERC "agrees with MERALCO that to disallow public utilities from recovering its income tax payments will effectively lower the return on rate base enjoyed by a public utility to 8%." (id.)

It is precisely these declarations of the ERC that prompted Honorable Justice Panganiban to ask the questions – "is the ERC effectively abandoning its appeal before this Court? If so, is it still proper for this Court to uphold the *old* ERB Decision?" These questions are rhetorical – as the Honorable Justice himself said –

> "Be it remembered that our own Decision is anchored on the theory that ERB should be affirmed, because it is *the* knowledgeable and specialized government agency tasked with electric rate determination, and thus its findings and opinions – unless obviously faulty – merit full faith and credit."

Taking the liberty to paraphrase Honorable Justice Panganiban's words, since the ERC is at present the "knowledgeable and specialized

government agency", the Court should have followed its "findings and opinions." Moreover, by reversing the *old* ERB's position, the ERB has, for all intents and purposes, abandoned the appeal, with respect to the income tax issue. As the Honorable Justice Panganiban implicitly stated, the opinion of the ERC's lawyer (the OSG) could not prevail over that of the ERC.

The Resolution does not say, more so show, that the ERB's opinion is "obviously faulty". Rather, the Resolution dwells lengthily on the position taken by the ERB in 1998, which in turn, was a virtual echo of what the COA opined.

It bears stressing that, as MERALCO's April 14, 2003 Motion points out, the COA, in its report to the ERB (Annex "E", petition in G.R. No. 141314), disallowed MERALCO's income tax as an expense solely on the basis of a 1957 decision of the then Public Service Commission (PSC).

The PSC said there –

> "In this case, we agree with the view of the New York State Public Service Commission cited by MERALCO in the treatment of income tax as an income deduction rather than as an operating expense." (p. 23, Petition; Annex "R")

The significance of the aforequoted portion of the PSC decision should be illuminating; the Decision and the Resolution are ultimately based on "the view of the New York State Public Service Commission", despite the Honorable Court's declarations that it is not persuaded by American decision and authorities. More importantly, the said view of the **New York State Public Service Commission is exactly what**

MERALCO has been saying from the start, and what the ERC said. More importantly, the PSC decision itself is thereby rendered self-contradictory.

Notably, the PSC decision was to be later set aside and reversed by this Honorable Court.

Thus, the disallowance of income tax is completely without legal basis.

THE 13.04% RORB RESULTS FROM ANOTHER DISALLOWANCE

Honorable Justice Panganiban adverted to a statement of the OSG, based on the COA Report, which the Justice may have misunderstood; to restate what the OSG said, with the 18.4 centavos increase, MERALCO's RORB would be 13.04%, if income tax is allowed as an expense, and 20.15% if income tax is disallowed.

To clarify, even if income tax is allowed, MERALCO's RORB still exceeds 12%, or by 1.04% according to the COA Report, mainly because of another disallowance resulting from the different method used by the COA in computing the value of MERALCO's properties entitled to return. As pointed out by MERALCO in its Motion for Reconsideration, the method it used has been earlier affirmed by the Honorable Court. The Court however observed that such affirmance does not imply that said method "is the only method to be applied in all instances". The Resolution states that the Court "did not make an independent assessment of the validity or applicability" of the

MERALCO method "but simply did not disturb the findings of the PSC for being supported by substantial evidence."

Firstly, the issue is whether MERALCO's method is reasonable, and not whether there are other methods that could be applied. If MERALCO's method is reasonable, then it follows that its rejection by the COA, more so the resulting disallowance, is unreasonable.

Secondly, the Court, in the earlier cases, did not make an "independent assessment" only with respect to the value of property being used by MERALCO, as determined by the PSC. The computational method is however a different matter altogether; the averaging method, that is, adding the beginning and ending balances and then dividing the total by two (MERALCO's method) is a rather simple mathematical process. If that method is unreasonable, as the rejection of the method by the COA implies, then a determination to this effect could have readily been made by the Honorable Court.

THE DECISION AND RESOLUTION RENDER THE RATES AND RORB OF MERALCO VERY UNREASONABLE

The 16.7 centavo per kWh refund ordered by the ERB and confirmed by the Honorable Court corresponds to the RORB earned by MERALCO in excess of 12%.

MERALCO thus said in its Motion for Reconsideration that it should be made to refund only the excess, which is still to be computed on the basis of MERALCO'S financial results from year to year.

Strangely, the OSG would not even agree to this, despite its implicit admission that using the 16.7 centavos as a constant in computing the refund all throughout the refund period could result in MERALCO refunding an amount more than the excess. According to the OSG, this will result in MERALCO being given a yearly rate adjustment. Otherwise stated, not only has MERALCO's RORB been effectively reduced to only about 8%, the OSG would not even allow MERALCO to earn this 8%.

The Court was nevertheless swayed by the OSG's argument.

Upon the refund of 16.7 centavos per kWh, the 18.4 centavo increase given to MERALCO in February 1994 would have gone down to only 1.7 centavos. Prior to the increase, MERALCO's average distribution charge (the portion of the electric bill that went to MERALCO) was 56 centavos per kWh. As a consequence of the Decision and Resolution, from 1994 to the present, despite its ever increasing costs, and despite the prices of practically all commodities and services having ballooned over those years, its charge would have only increased by 1.7 centavos, or a measly 3%.

Moreover, the change in doctrine requires MERALCO to refund a staggering sum (estimated at P30 Billion) which would wipe out its total net income from 1994 to the present and virtually render it financially unviable. It would also involve a huge administrative undertaking probably unforeseen by the Court, i.e. reviewing over 300 million monthly billings and calculating the amount of each refund, identifying the real beneficiaries, and the like.

As pointed out by Justice Panganiban in his Separate Opinion, this case has such far-reaching consequences to the company, to public utilities nationwide and on the regulatory and investment environment of the country. On the other hand, applying the change in doctrine to MERALCO alone would be utterly discriminatory.

This is eloquent proof that the Honorable Court's departure from the **Republic vs. Medina** doctrine results in unreasonable rates, tantamount to confiscation without due process of law.

PRAYER

WHEREFORE, MERALCO respectfully reiterates its prayer that-

1. The Honorable Court *en banc* accept the motion for consideration of the November 15, 2002 Decision and April 9, 2003 Resolution of the Third Division of the Honorable Court and therefore assume jurisdiction over the above-captioned cases;

2. MERALCO be given the opportunity to Reply to the Comments on the Motion for Reconsideration, which the Third Division ignored;

3. MERALCO be given the opportunity of an oral argument, as suggested by Honorable Justice Panganiban and as given by the Honorable Court *en banc* in similar cases; and

3. Thereafter, the November 15, 2002 Decision and April 9, 2003 Resolution of the Third Division of the Court be reversed and set aside or modified.

Further reliefs as warranted are prayed for.

Pasig City for Manila, April 23, 2003.

QUIASON MAKALINTAL BAROT
TORRES & IBARRA
Counsel for MERALCO
21st Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Street
1605 Ortigas Center, Pasig City

By:

MANUEL L.M. TORRES
ROLL OF ATTORNEYS NO. 25410
PTR NO. 1407166; 1/08/03
PASIG CITY
IBP NO. 570018; 12/26/02
QUEZON CITY

EXPLANATION

Due to the volume of pleadings, motions, and other correspondence file or sent by the Firm daily, counsel is constrained to serve a copy of this Supplemental Motion to the other parties by registered mail, instead of by personal service.

MANUEL L.M. TORRES

Copy furnished:

Third Division
Supreme Court
Manila

Registry Receipt No 3067
Date APR 24 2003

Office of the Solicitor General
134 Amorsolo Street, Legaspi Village
1229 Makati City

Registry Receipt No 3064
Date APR 24 2003

File No. 82-3237

The Court of Appeals
1000 Manila
(CA-G.R. SP No. 46888)

Registry Receipt No 1065
Date APR 2 4 2003

Ceferino Padua Law Office
Counsel for LAMP
Suite 6-D, 6/F, G.E. Antonino Bldg.
T.M. Kalaw St., Ermita
1000 Manila

sally[mt]GR No. 141314 & 141369 [meralco]

Registry Receipt No 1066
Date APR 2 4 2003

File No 82-3297

REPUBLIC OF THE PHILIPPINES)
PASIG CITY) S. S.

AFFIDAVIT OF PROOF OF SERVICE

I, RENE V. VEDAN, of legal age, Filipino citizen, married, and with office address at Manila Electric Company, Legal Services, 8th Floor, Lopez Building, Ortigas Avenue, Pasig City, after having been duly sworn to in accordance with law, hereby depose and say:

1. That I am an employee of Manila Electric Company "(MERALCO)" assigned at its Legal Services;

2. That I was instructed by **Atty. Manuel L. M. Torres**, to serve a copy of Manila Electric Company's, **"SUPPLEMENTAL MOTION FOR CONSIDERATION OF THE NOVEMBER 15, 2002 DECISION AND APRIL 9, 2003 RESOLUTION BY THE HONORABLE COURT EN BANC, entitled "REPUBLIC OF THE PHILIPPINES, ET. AL., Petitioners vs. MANILA ELECTRIC COMPANY (MERALCO), Respondent," docketed as G. R. No. 141314; LAWYERS AGAINST MONOPOLY AND POVERTY (LAMP), ET. AL., Petitioners vs. MANILA ELECTRIC COMPANY, Respondent," docketed as G. R. No. 141369** before filing the same to the Supreme Court, Manila:

a.)	Third Division Supreme Court Manila	Registry Receipt No 0067 Date APR 24 2003
b)	Office of the Solicitor General 134 Amorsolo St., Legaspi Village, 1229 Makati City	Registry Receipt No 0064 Date APR 24 2003
c)	The Court of Appeals 1000 Manila (CA-G.R. SP No. 46888)	0065 APR 24 2003
d)	Ceferino Padua Law Office Suite 6-D, 6/F, G. E. Antonino Bldg., T. M. Kalaw St., Ermita 1000 Manila	0066

3. That I served a copy of said Motion to the above-written addressee today, 24 April 2003 by Registered Mail due to lack of material time and personnel to undertake personal service.

4. That I am executing this Affidavit to attest to the truth of the foregoing.

IN WITNESS WHEREOF, I have hereunto signed this Affidavit on this 24 day of February 2003 at Pasig City.

RENE V. VEDAN
Affiant

SUBSCRIBED AND SWORN to before me this 26th day of February 2003, affiant exhibited to me his Community Tax Certificate No. 15590069 issued at Quezon City on January 22, 2003..

Doc. No. 17 ;
Page No. 11 ;
Book No. VI ;
Series of 2003.
/ncb/.

GONZALO S. ESPA
NOTARY PUBLIC
UNTIL DECEMBER 31, 2004
PTR NO. 1378515
ISSUED ON 1-2-2003
TIN: 109-282-691

C:\WINDOWS\DESKTOP\Nebl\Proof of Service\RVV proof SC- supple mot.doc

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

File No. 82-3237

2003 APR 28 PM 5:03

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *April 28, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P73.167 Billion (as of March 31, 2003)*

SEC CENTRAL RECEIVING UNIT 2003 APR 28 PM 5 07

11. Item Number reported: *Item 9 (Other Events)*

At the Meralco Board Meeting held today, April 28, 2003, the Board approved the incurring and creation of additional bonded indebtedness up to a maximum amount of U.S.$600 million which is intended for activities related to the Comprehensive Liability Management Plan (CLMP), namely: (i) the provision of security to Meralco's existing unsecured creditors over assets covered by the Mortgage Trust Indenture; and (ii) new financing to address funding needs for working capital, capital expenditures, debt financing and other requirements.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and Assistant
Corporate Secretary

Date: April 28, 2003

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *April 30, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P73.167 Billion (as of March 31, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached copy of Invitation to a Teleconference Presentation on the Year 2002 and First Quarter 2003 Operating Results.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and Assistant Corporate Secretary

Date: April 30, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

In connection with Meralco's release of its Full Year 2002 results today and 1st quarter 2003 results on Friday, May 2, 2003, Meralco will be conducting an Investors Briefing on Monday, May 5, 2003, 3:30 PM. This will be held at the:

BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Meralco has also arranged for a Conference Call with Senior Management at 8:00 PM. Details for the Conference call are as follows:

Conference Call Number: +852 2112 1333
Passcode: MERALCO

Those who wish to attend are requested to fill up the appropriate form (please see attached forms) and send through fax at:

Meralco Fax: + 632 6315591

MERALCO

YOU ARE INVITED
TO A TELECONFERENCE PRESENTATION
ON THE YEAR 2002 & 1Q 2003 OPERATING RESULTS

MONDAY, May 5, 2003
8:00 PM (Manila Time)

Conference Call Number*
+852 2112-1333 Passcode: MERALCO

* Please call at least five (5) minutes before the scheduled time.

Instant Replay Number**
+852 2112-1000 Passcode: MERALCO

**Available until May 7, 2003

Please confirm your participation by faxing this page with the following data to +632 631-5591 on or before May 2, 2003. If you have questions, please call Roger Rosario or Eleanor Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2724
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

MERALCO

YOU ARE INVITED
TO A PRESENTATION
ON THE YEAR 2002 & 1Q 2003 OPERATING RESULTS

MONDAY, May 5, 2003
3:30 PM

at the
BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Please confirm your participation by faxing this page with the following data to:

+632 631- 5591

on or before May 2, 2003. If you have questions, please call Roger Rosario or Eleanor Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2724
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

File No. 82-3237

2003 MAY -2 PM 1:04

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE, PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF APRIL
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S.E.C. Registration No.

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *May 2, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** 16220 **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P73.167 Billion (as of March 31, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Meralco received a copy of the Resolution of the Third Division of the Supreme Court dated April 30, 2003. (Please see attached copy).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

ANTHONY V. ROSETE
Assistant Corporate Secretary

Date: May 2, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

Republic of the Philippines
Supreme Court
BAGUIO CITY

THIRD DIVISION

Gentlemen:

Quoted hereunder, for your information, is a resolution of the Third Division of this Court dated APRIL 30, 2003

G.R. No. 141314 (*Republic of the Philippines, represented by Energy and Regulatory Board vs. Manila Electric Company [MERALCO]*; and G. R. No. 141369 (*Lawyers Against Monopoly and Poverty [LAMP] consisting of Ceferino Padua, et al. vs. Manila Electric Company [MERALCO]*) –

Pursuant to Section 2, Rule 52, of the 1997 Rules of Civil Procedure that no second motion for reconsideration of a judgment or final resolution by the same party shall be entertained, the Court Resolved to ***DENY***, the respondent MERALCO'S:

(a) urgent motion for consideration dated April 14, 2003 of the decision of November 15, 2002 and resolution of April 8, 2003;

(b) urgent motion for leave and to admit dated April 23, 2003: (1) the urgent motion for consideration dated April 14, 2003 of the decision dated November 15, 2002 and the Court En Banc resolution dated April 8, 2002; and (2) thereto attached supplemental motion for consideration dated April 23, 2003; and

(c) said supplemental motion for consideration,

which are herein treated as second motion for reconsideration of the decision of November 15, 2002, for being prohibited pleadings.

No further pleadings shall be entertained in this case. ***LET*** entry of judgment be made in due course. PANGANIBAN, J., maintains his separate opinion in the resolution of April 8, 2003 denying the motion for reconsideration of the decision of November 15, 2002.

Very truly yours,

JULIETA Y. CARREON
Clerk of Court

By:
LUCITA ABJELINA-SORIANO
Asst. Division Clerk of Court

- mr -

The Solicitor General
134 Amorsolo Street, Legaspi Village
1229 Makati City

The Court of Appeals
CA G.R. SP No. 46888
1000 Manila

QUIASON MAKALINTAL BAROT TORRES & IBARRA
Counsel for Respondent
21st Floor, Robinsons-Equitable Bank
Tower
ADB Avenue cor. Pedro Poveda Road
1605 Ortigas Center, Pasig City

CEFERINO PADUA LAW OFFICE
Counsel for Petitioners in 141369
6th Floor, Antonino Building
T. M. Kalaw St., 1000 Manila

Atty. Samson S. Alcantara
Counsel for Movant-Intervenor
Suite 1402, 14th Floor
Manila Astral Tower
1330 Taft Avenue cor. P. Faura Street
1000 Ermita, Manila

PUNO AND PUNO
Counsel for Intervenor
12th Floor East Tower
Philippine Stock Exchange Centre
Exchange Road, Ortigas Center
1600 Pasig City

Atty. Antoni M. Meer
Unit 4002, Pioneer Highlands Condo.
Pioneer Street, Mandaluyong City

Mr. Francisco Nieto
Movant/Intervenor
No. 1 Gen. de Jesus Street
Heroes Hill, Quezon City

Mr. Pedro M. Lara
Movant
73 Annapolis Street
Cubao, Quezon City

141314

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *May 5, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P73.167 Billion (as of March 31, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Meralco registered an increase in its volume sales for the quarter ended March 31, 2002 of 9.3% compared to the same period last year. The systems loss level also improved at 11.2% compared to 13.2% in the same period last year.

However, Meralco at this time, will not be able to report its financial results as a consequence of a significant event.

In view of the April 30, 2003 decision of the Supreme Court rejecting Meralco's Motion for Consideration pertaining to Meralco's refund case, Meralco is currently adjusting its First Quarter 2003 Financial Statements. This is to reflect the pending refund to customers as a liability and to recognize losses as a result of the refund and a rollback of rates.

The Company will provide the Securities and Exchange Commission and the Philippine Stock Exchange its First Quarter Financial Statements as soon as the adjustments have been finalized.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: May 5, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

File No. 82-3237

PSE #P0-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *May 5, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	603,786,777
Class "B"	402,524,517
Total	1,006,311,294

Amount of Debt Outstanding: *P73.167 Billion (as of March 31, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached copy of the "Invitation to a Presentation on the Year 2002 and 1Q 2003 Operating Results."

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: May 5, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

Please be informed that the Investor's Briefing of Meralco on Monday, May 5, 2003, **has been reset from the original time of 3:30 p.m. to 2:00 p.m.**

This will be held at the:

Basement Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

US SEC
File No. 82-3237

2003 MAY -5 PM 3:12

MERALCO

YOU ARE INVITED TO A PRESENTATION ON THE YEAR 2002 & 1Q 2003 OPERATING RESULTS

MONDAY, May 5, 2003
2:00 PM

at the
BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Please confirm your participation by faxing this page with the following data to:

+632 631- 5591

on or before May 2, 2003. If you have questions, please call Roger Rosario or Eleanor Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2724
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

File No. 82-3237

PSE #PO-005

2003 MAY 13 PM 2:22

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *May 13, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P73.167 Billion (as of March 31, 2003)*

11. **Item Number reported:** *Item 9 (Other Events)*

Please see attached copy of SUBMISSION (In the Matter of the Application for the Approval of Revision of Rate Schedules and Appraisal of Properties with Provisional Authority – ERB Case No. 93-118) filed with the Energy Regulatory Commission.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: May 13, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

REPUBLIC OF THE PHILIPPINES
ENERGY REGULATORY COMMISSION
Pacific Center, San Miguel Avenue
PASIG CITY

IN THE MATTER OF THE APPLICATION
FOR THE APPROVAL OF REVISION OF RATE
SCHEDULES AND APPRAISAL OF PROPERTIES WITH
PROVISIONAL AUTHORITY

ERB CASE NO 93-118

MANILA ELECTRIC COMPANY,
Applicant.
x--x

ENERGY REGULATORY COMMISSION
RECEIVED
DATE : MAY 09 2003
TIME : 9:4
BY.:

SUBMISSION

APPLICANT, by the undersigned counsel, to the Honorable Commission respectfully states:

1. It received on April 30, 2003, the Resolution of the Supreme Court in GR Nos. 141314 and 141369. By virtue of said Resolution, the Decision dated November 15, 2003 in the said cases was rendered final and executory.

2. The said November 15, 2003 Decision directs Applicant to refund to its customers or credit against their future consumption 16.7 centavos per kwh starting with Applicant's billing cycles beginning February 1994.

3. Applicant hereby submits its proposal (attached hereto as Annex "A" and made an integral part hereof) on the manner of the implementation of said refund or credit, with respect to Residential and General Service (RGS) customers consuming 100 kWh or less, based on their April 2003 billings (Phase I, Refund and Credit Implementation Process).

4. **Proposals for the succeeding Phases of the Refund and Credit. Implementation Process will be subsequently submitted by Applicant within two (2) weeks from today.**

RESPECTFULLY SUBMITTED

PASIG CITY

MAY 8, 2003

QUIASON MAKALINTAL BAROT TORRES & IBARRA
Counsel for Applicant
21st Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Street
1605 Ortigas Center, Pasig City

By:

MANUEL L.M. TORRES
ROLL OF ATTORNEYS NO. 25410
PTR NO. 1407166; 1/08/03
PASIG CITY
IBP NO. 570018; 12/26/02
QUEZON CITY

EXPLANATION

Due to the volume of pleadings, motions, and other correspondence file or sent by the Firm daily, counsel is constrained to serve a copy of this Submission to the other parties by registered mail instead of by personal service.

MANUEL L.M. TORRES

File No. 82-3237

Copy Furnished:

5580 1. Seno Mendoza & Associates Law Offic
Quezon Memorial Circle corner
Quezon City

5581 2. Atty. Potenciano Flores
Room 427 FEMII Building
Don Andres Soriano Avenue
Corner Cabildo Street
Intramuros, Manila

5582 3. Mr. Lrenzo S Sacdalan
Federation of Concerned Organizations
234 Nepa Street, Balut, Tondo, Manila

5583 4. Mr. Genaro Lualhati
C/o Maura Hilado
317 Palali Street
Mandaluyong City

5584 5. Mrs. Belen Hernandez Atendido
No. 53 Dona Faustina Filinvest
Antipolo City

5585 6. Mr. Raul T. Concepcion
Concepcion Industries Bldg.
308 Sen. Gil Puyat Avenue
Makati City

5586 7. Atty. Eric Santos
Bengzon Sarraga Narciso
Cudala Pecson Bengson & Jimenez
6th Floor, Sol Building
112 Amorsolo Street, Legaspi Village
Makati, Metro Manila

5587 8. Atty. Ceferino Padua
Counsel for LAMP
Suit 6-D, 6th Floor
G.E. Antonino Building, T. M. Kalaw
Manila

5588 9. Mr. Cesar K. Escosa
Philippine Justice Foundation
P.O. Box AC-459, Cubao, QC

REGISTRY RECEIPT
Post Office
Letter/Package No. 5580
Posted on 19
Preserve this receipt for reference in case of inqui
REGISTERED MERALCO POST OFFICE METRO MANILA PHILIPPINES NO. MAY 9 2003
Postmaster/Teller

REGISTRY RECEIPT
Post Office
Letter/Package No.
Posted on 19 558
Preserve this receipt for reference in case of inqui
REGISTERED MERALCO POST OFFICE METRO MANILA PHILIPPINES NO. MAY 9 2003
Postmaster/Teller

REGISTRY RECEIPT
Post Office
Letter/Package No. 558
Posted on
Preserve this receipt for reference in case of inqu
REGISTERED MERALCO POST OFFICE METRO MANILA PHILIPPINES NO. MAY 9 2003
Postmaster/Teller

REGISTRY RECEIPT
Post Office
Letter/Package No. 558
Posted on 19
Preserve this receipt for reference in case of inqu
REGISTERED MERALCO POST OFFICE METRO MANILA PHILIPPINES NO. MAY 9 2003
Postmaster/Teller

REGISTRY RECEIPT
Post Office 558
Letter/Package No.
Posted on 19
Preserve this receipt for reference in case of inqu
REGISTERED MERALCO POST OFFICE METRO MANILA PHILIPPINES NO. MAY 9 2003
Postmaster/Teller

REGISTRY RECEIPT
Post Office 558
Letter/Package No.
Posted on 19
Preserve this receipt for reference in case of inc
REGISTERED MERALCO POST OFFICE METRO MANILA PHILIPPINES NO. MAY 9 2003
Postmaster/Teller

REGISTRY RECEIPT
Post Office
Letter/Package No. 5
Posted on 19
Preserve this receipt for reference in case of in
REGISTERED MERALCO POST OFFICE METRO MANILA PHILIPPINES NO. MAY 9 2003
Postmaster/Teller

10. Atty. Emmanuel Florendo
Counsel for BAYAN
Public Interest Law Center
Suite 911, National Life Insular Bldg.
Ayala Avenue, Makati City

11. Philippine Exporters Confederation, In
Ground Floor, Southside
Philippine International Convention Ce
Roxas Boulevard, Manila

12. Commission on Audit
Commonwealth Avenue
Quezon City

13. Mr. Elpidio Isip
1145 Antipolo Street
Makati City

Post Office REGISTERED MERALCO POST OFFICE
Letter/Package No. METRO MANILA 5587
Posted on PHILIPPINES 19
Preserve this receipt for reference in case of inquiry
NO. MAY 9 2001
Postmaster/Teller

REGISTRY RECEIPT
Post Office REGISTERED MERALCO POST OFFICE
Letter/Package No. METRO MANILA 5588
Posted on PHILIPPINES 19
Preserve this receipt for reference in case of inquiry
NO. MAY 9 2001
Postmaster/Teller

REGISTRY RECEIPT
Post Office REGISTERED MERALCO POST OFFICE METRO MANILA
Letter/Package No. PHILIPPINES 5589
Posted on 19
Preserve this receipt for reference in case of inquiry
NO. MAY 9 2001
Postmaster/Teller

REGISTRY RECEIPT
Post Office
Letter/Package No. METRO MANILA 5590
Posted on PHILIPPINES 19
Preserve this receipt for reference in case of inquiry
NO. MAY 9 2001
Postmaster/Teller

REGISTRY RECEIPT
Post Office
Letter/Package No.
Posted on PHILIPPINES 19 5591
Preserve this receipt for reference in case of inquiry
MAY 9 2001
Postmaster/Teller

REGISTERED
MERALCO POST OFFICE
METRO MANILA
PHILIPPINES
MAY 9 2001
NO.

REGISTRY RECEIPT
Post Office REGISTERED MERALCO POST OFFICE 5592
Letter/Package No. METRO MANILA
Posted on 19
Preserve this receipt for reference in case of inquiry
NO. MAY
Postmaster/Teller

Annex A
May 8, 2003 Submission

Refund and Credit Implementation Process Proposal

Phase I - All Residential Customers Consuming Within 100 kilowatt-hours per month

- **Refund in Cash in June 2003**
- **Information on refund amount and mechanics will be *contained in June 2003 bills, which customers will receive* starting June 4, 2003**
- **Branch offices will be open from 7AM to 7PM, Monday to Saturday, *to process refund claims***

The following are the details of Phase I of the Proposed Refund and Credit Implementation Process:

Scope

Phase I will cover Residential and General Service (RGS) customers with active accounts and consuming within 100 kWh based on their April 2003 bills. Proposals for the succeeding phases will be contained in a separate submission to the Commission.

Mechanics

Customers covered in Phase I of the refund process will be advised in their June 2003 bills of the following:

- kilowatt-hours entitled to refund
- the total amount of the refund
- the amount of the June 2003 bill and other outstanding bills of the customer that will be deducted from the refund amount
- the net refund that may be claimed in cash
- the designated Meralco office where the amount may be claimed ,
- the schedule for claiming the refund amount, and
- the documents needed for making a cash refund claim.

Meralco branch offices and other offices that may be subsequently designated will process claim refunds in addition to regular transactions, from Monday to Saturday, from 7 AM to 7 PM. This is to ensure that claims of customers will be processed in an orderly and timely manner.

Any customer will be given three days to claim his/her cash refund. Customers who opt not to claim the net cash refund but would rather have this applied to their future bills need not go to the branch during his/her designated schedule.

Meralco shall conduct a tri-media public information campaign to educate customers on the refund and credit implementation process. Existing Meralco hotlines will be equipped and utilized to handle queries on the refund and credit process.

General principles and assumptions

The refund process contained herein was developed in consideration of the following general principles and assumptions:

1. The refund due to a customer will be based on customers' bills during the period the customer has actually been with Meralco from February 1994 to May 2003.
2. Customer records of Meralco shall be the basis for determining the person entitled to a refund.
3. The total refund amount will be paid out over at most the same length of period that the existing rates were imposed, that is, 112 months (equivalent to the period from February 1994 to May 2003), except the amount due to the Residential and General Service (RGS) customers consuming within 100 kWh which will be settled in the manner described herein.
4. The refund pay-out will be implemented in phases, beginning with the smallest consumers and will begin on June 2003.
5. Entitled customers will receive a refund amount equivalent to 16.7-centavos per kWh consumed during the entire period covered by the refund.

File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

File No. 82-3237

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *May 13, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	603,786,777
Class "B"	402,524,517
Total	1,006,311,294

603,786,777
402,524,517

Amount of Debt Outstanding: *P73.167 Billion (as of March 31, 2003)*

April 30, 2003

11. Item Number reported: *Item 9 (Other Events)*

Please see attached copy of ORDER of Energy Regulatory Commission [In Re: Application for Approval of Revision of Rate Schedules and Appraisal of Properties with Provisional Authority – ERC Case No. 2001-243 (ERB Case No. 93-118)].

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: May 14, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN RE: APPLICATION FOR APPROVAL OF REVISION OF RATE SCHEDULES AND APPRAISAL OF PROPERTIES WITH PROVISIONAL AUTHORITY

ERC CASE NO. 2001-243
(ERB Case No. 93-118)

MANILA ELECTRIC COMPANY, INC. (MERALCO)

Applicant.

x - x

DOCKETED
Date: MAY 12 2003
By: [signature]

ORDER

On November 15, 2002, the Supreme Court rendered a Decision in Republic vs. Manila Electric Company (G.R. No. 141314) and Lawyers Against Monopoly and Poverty (LAMP), et al. vs. Manila Electric Company (G.R. No.141369) reversing the February 24, 1999 Decision of the Court of Appeals in C.A. G.R. SP No. 46888 and upholding the directive of the then Energy Regulatory Board (ERB) in its Decision dated February 16, 1998 in ERB Case 93-118, for MERALCO to increase its basic rates by only ONE POINT SEVEN CENTAVOS (P0.017) per kWh effective with respect to its billing cycles beginning February 1994, and to refund or correspondingly credit the amount of SIXTEEN POINT SEVEN CENTAVOS (P0.167) per kWh to its customers covering the period starting February 1994 up to present.

FGB/A:\MERALCOREFUND.doc

It will be recalled that on the basis of an application filed by MERALCO on December 23, 1993, the ERB issued an Order dated January 28, 1994 granting a provisional increase in basic rates of EIGHTEEN POINT FOUR CENTAVOS (P0.184) per kWh, subject to the condition that in the event the ERB finds, after final evaluation, that MERALCO is entitled to a lesser increase in rates, all excess amounts collected by MERALCO shall be refunded to its customers or credited in their favor.

On December 5, 2002, MERALCO filed with the Supreme Court a "Motion for Reconsideration" praying that the November 15, 2002 Decision be reconsidered and the February 24, 1999 Decision of the Court of Appeals be affirmed.

On April 9, 2003, the Supreme Court promulgated a Resolution denying with finality MERALCO's motion for reconsideration. In another Resolution dated April 30, 2003, the Supreme Court again denied MERALCO's urgent motion for consideration dated April 14, 2003 of the November 15, 2002 Decision and April 9, 2003 Resolution and further declared that no further pleadings shall be entertained in the said cases.

On May 8, 2003, MERALCO submitted its "Submission" incorporating therein its proposal to refund to its customers or credit against their future consumptions the 16.7 centavos per kWh in compliance with the Supreme Court decision. On even date, the Commission issued an Order setting the same for public consultation on May 9, 2003.

FGE/A:\MERALCOREFUND.doc

File No. 97-3737

At the May 9, 2003 public consultation, the officials and representatives of the following organizations and entities were present: 1) MERALCO; 2) Gabay ng Mundo sa Kaunlaran Foundation, Inc. (GABAY Foundation); 3) BAYAN; 4) Power Commission (Senate and House of Representatives); 5) SAMPAL PPA; 6) ANAK-PAWIS; 7) AGHAM; 8) Philippine Consumer Welfare Union (PCWU); 9) GABRIELA; 10) Kilusang Mayo Uno (KMU); 11) Freedom from Debt Coalition (FDC); 12) People Opposed to Warrantless Electricity Rates (POWER); and 13) National Association of Electricity Consumers for Reforms, Inc. (NASECORE). Also present was the Honorable Mayor of Makati City, Mayor Jejomar Binay. Said representatives were all given ample opportunity to present their views on the issue of the MERALCO refund.

In the said public consultation, MERALCO presented its Phase I, Refund and Credit Implementation Process. In addition, the following submitted for the Commission's consideration their respective proposals in an attempt to identify and resolve issues on the MERALCO refund, namely: 1) FDC; 2) POWER ; and 3) NASECORE.

In brief, MERALCO's proposal for the implementation of the Phase I of the refund scheme is as follows: a) Phase I will cover Residential and General Services (RGS) registered customers with active accounts and consuming 100 kWh or less, based on their April 2003 billing; b) the refund due to a registered customer will be based on customers' bills during the period the customer had actually availed of MERALCO's services from February 1994 to May 2003 based on MERALCO's records; c) Registered customers covered in Phase I will be advised in their June 2003 billing of the details and mechanics on how they could avail of the said refund; and d) a new

working schedule would be adopted by MERALCO for its branch office personnel to ensure that the claims of customers will be processed in an orderly and timely manner.

The Commission, having heard and considered the various views, comments and proposals of the participants in the public consultation, finds MERALCO's proposal to implement Phase 1 of the refund scheme to be reasonable and in the public interest, and so hereby APPROVES the same.

Accordingly, pending final determination of the proper total amount of refund in this case, MERALCO is directed to develop and submit to this Commission a procedure or mechanism to implement the refund to its residential customers consuming 100 kWh or less, subject to the following guidelines:

1) MERALCO should determine the refund due each customer and start paying the same in CASH not later than June 6, 2003, with any refund amount first offsetting any arrearage in that customer's bill, unless the customer would prefer that the refund be credited to his/her future billing;

2) MERALCO should develop a procedure for advising present and former customers of the existence of the refund and the method for availing of the same, including the conduct of a massive tri-media public information campaign to notify and educate customers of the refund process;

3) MERALCO should develop a procedure whereby: (a) customers entitled to any refund and whom MERALCO has no way of contacting; and (b) customers who are connected to MERALCO's system through another person's facilities, may avail of the refund. In

connection with letter (b), MERALCO may coordinate with, and seek the assistance of, local government officials in effectuating the said refund.

4) MERALCO should file a refund report to the Commission at the close of the Phase 1 refund process.

Further, conformably with the Supreme Court Decision and Resolutions in G.R. Nos. 141314 and 141369, MERALCO is hereby directed to ***CEASE and DESIST*** from collecting from its customers the P0.167/kWh increase in its basic rates effective with respect to its immediately succeeding billing cycle.

Finally, as manifested during the public consultation, MERALCO is hereby directed to submit, for the Commission's consideration, its proposal for the implementation of the other phase/s of the refund scheme on or before May 24, 2003.

SO ORDERED.

Pasig City, May 12, 2003.

MANUEL R. SANCHEZ
Chairman

MARY ANNE B. COLAYCO
Commissioner

OLIVER B. BUTALID
Commissioner

CARLOS R. ALINDADA
Commissioner

LETICIA V. IBAY
Commissioner

FGB/A:\MERALCOREFUND.doc

US SEC
File No. 82-3237

Copy furnished:

1. Atty. Manuel L. M. Torres
   Counsel for Applicant
   Quiason Makalintal Barot Torres & Ibarra
   21st Floor, Robinsons-Equitable Tower
   4 ADB Avenue, corner Poveda Street
   Ortigas Center, Pasig City – 1600

2. Atty. Wigberto Tanada
   Tanada, Vivo & Tan Law Offices
   6th Floor, Strata 200 Bldg.,
   Emerald Avenue, Ortigas Center
   Pasig City

3. Manila Electric Company
   Lopez Bldg., Meralco Avenue
   Pasig City

4. Office of the Solicitor General
   134 Amorsolo St., Legaspi Village
   Makati City – 1229

5. Commission on Audit
   Commonwealth Avenue
   Quezon City – 0880

6. Senate Committee on Energy
   GSIS Building, Roxas Boulevard
   Pasay City -1307

7. House Committee on Energy
   Batasan Hills, Quezon City – 1126

FGB/A:\MERALCOREFUND.doc

8. Atty. Ceferino Padua
Suite 6-D, 6/F G.E. Antonio Bldg.,
T.M. Kalaw, Ermita, Manila – 1000

9. Mr. Genaro Lualhati
c/o Maura Hilado
317 Palali St., City of Mandaluyong – 1550

10. Engr. Robert Mallillin
G/F Alegria Bldg.,
229 Pasong Tamo St.,
Makati City – 1231

11. Mr. Pete Ilagan
National Association of Electricity
Consumers for Reforms (NASECORE)
Unit 616 Roxas Seafront Gardens Townhouse
Roxas Bldv., corner Ortigas St.,
Pasay City – 1300

12. Atty. Ramon Lapes
San Miguel Corporation
San Miguel Ave., Pasig City – 1600

13. Freedom from Debt Coalition
Manalili Dolleton Law Office
34 Matiyaga St., Central District
Quezon City

14. Atty. Jose T. Baldonado
Vice-President - Agriculture
Foundation of Phil. Industries, Inc.
19-F Manalo St. San Juan

15. ATTYS. MARIE YUVIENCO
And RACHEL F. PASTORES
Public Interest Law Center
4th Floor, Kaija Bldg.,
7836 Makati Ave., corner Valdez St.,
Makati City

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16. ATTY. MELVIN A. MATIBAG
Halili Certeza Matibag Law Offices
Counsel for Oppositor Province of Laguna
Suite 224, BPI Office Condominium,
Plaza Cervantes, Binondo, Manila

17. ATTY. QUIRINO MARQUINEZ
President
MR. ANGELO OCAMPO
Executive Director
Consumers Union of the Phils.
2409 Syquia St.,
Sta. Ana, Manila – 1009

18. ATTY. GERARDO A. DEL MUNDO
Counsel for Gabay Ng Mundo sa Kaunlaran
Foundation Inc (GABAY Foundation)
Gerardo A. del Mundo Law Office
Unit 2102 Cityland Condominium 10, Tower I
6815 Ayala Avenue, Makati City

19. ATTY. NELSON A. LOYOLA
Counsel for Oppositors Loyola et al.
No. 92 Sampaguita Avenue, Sampaguita Vilage
San Pedro Laguna -4023

20. Justice Ramon Mabutas (Ret.)
2454 Amalista St., San Andres Bukid
Manila

21. National Economic Development Authority (NEDA)
Jose Maria Escriva St.,
Ortigas Center, Pasig City

22. ATTY. JAIME NAGRAMPA
Nagrampa Law Office
Unit 305 R.A. Petines Bldg.,
Examiner St., Corner Times St.,
West Triangle, Quezon City

23. MR. CESAR K. ESCOSA
Philippine Justice Foundation
P.O. Box AC-459 Cubao
1109 Quezon City

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24. JUDGE RAFAEL BELARMINO
President
Retired Judges Association of the Philippines (RJAP)
5 Axtell St., North Fairview
Quezon city

25. ATTY. EDUARDO B. FLAMINIANO
ELT Center, 103 J. Abad Santos corner
Lopez Jaena Sts., San Juan, Metro Manila

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COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

US SEC
File No. 82-3237

03 JUN 2 PM 1 21 **PSE #PO-005**

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *June 2, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*603,786,777*
Class "B"	*402,524,517*
Total	*1,006,311,294*

Amount of Debt Outstanding: *P102.009 Billion (As of April 30, 2003)*

11. **Item Number reported:** *Item 9 (Other Events)*

Please see attached copy of ORDERs of Energy Regulatory Commission:

1. *"In The Matter of the Application for Approval of the Rate Schedules to Implement the NPC Rate Reduction under ERB Case No. 97-02" (ERCCase No. 2001-383/ERB Case No. 97-18); and*

2. *"In Re: Application for Approval of Revision of Rate Schedules and Appraisal of Properties with Prayer for Provisional Authority" (ERC Case No. 2001-646); and "In the Matter of the Application for Approval of the Revised Rate Schedules in Compliance with Section 36 of Republic Act No. 9136 and ERC Order dated October 30, 2001, and for Approval of Appraisal of Properties with Prayer for Provisional Authority" (ERC Case No. 2001-900).*

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: June 2, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

File No. 82-3237

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN RE: APPLICATION FOR APPROVAL OF REVISION OF RATE SCHEDULES AND APPRAISAL OF PROPERTIES WITH PRAYER FOR PROVISIONAL AUTHORITY

ERC CASE NO. 2001-646

IN THE MATTER OF THE APPLICATION FOR APPROVAL OF THE REVISED RATE SCHEDULES IN COMPLIANCE WITH SECTION 36 OF REPUBLIC ACT NO. 9136 AND ERC ORDER DATED OCTOBER 30, 2001, AND FOR APPROVAL OF APPRAISAL OF PROPERTIES, WITH PRAYER FOR PROVISIONAL AUTHORITY

DOCKETED
Date: MAY 19 2003
By:

ERC CASE NO. 2001-900

MANILA ELECTRIC COMPANY, INC. (MERALCO)

Applicant.

x - x

ORDER

Before this Commission for resolution are the following: a) the "Motion for Reconsideration" filed by applicant Manila Electric Company (MERALCO) on April 9, 2003; b) the "Urgent Motion for Immediate Reconsideration" filed by oppositor Genaro C. Lualhati on April 10, 2003; c) the "Motion for Reconsideration" filed by oppositor Jose T. Baldonado on April 14, 2003; d) the "Comment and Opposition to Motion for Reconsideration" filed by Mr. Lualhati on

File No. 82-3237

April 23, 2003; e) the "Manifestation" filed by intervenor Napocor Industrial Consumers Association, Inc. (NICAI) on April 24, 2003; f) the "Motion for Reconsideration and Comment on MERALCO's Motion for Reconsideration" filed by oppositor National Association of Electricity Consumers for Reforms, Inc. (NASECORE) on April 28, 2003; and g) the "Motion for Reconsideration" filed by oppositor BAYAN ET AL. on April 28, 2003.

In its motion, MERALCO prays that it be allowed to recover the income tax as a reasonable cost or in the alternative, to apply a rate of return based on its weighted cost of capital; that purchased power cost be allowed as part of two (2) months working capital; that the other disallowances be reversed; that the system loss cap of 9.5% be increased by 1.11% corresponding to subtransmission losses and company use allowance from 0.25% to 0.40%; that the CERA I be recalculated to preserve the revenue-neutrality of the entire CERA; that the Generation Charge be set at the March 2003, which is the latest available; and that its suggestions made on the design of the unbundled charges be given due consideration.

Specifically, MERALCO seeks reconsideration of the following conclusions and rulings in the Decision:

1. Disallowance of Income Tax
2. Disallowance of Purchased Power Cost
3. Other Disallowances:

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a. 5% Allowance for Overvaluations
b. Construction Work in Progress (CWIP)
c. Proportionate Value of Land
d. Disallowance in Land and Land Rights
e. Cost Associated with the Ogden Quezon Power, Inc. (now Quezon Power [Philippines] Limited Co. [QPPL]) Transmission Lines
f. Meter Inventory

4. System Loss and Company Use
5. Allowed Rate of Return

a. The rates approved in the Decision do not result in a 12% RORB
b. The RORB granted is confiscatory
c. The RORB granted is discriminatory
d. The *"proposed rate of return"* based on Cost of Capital is the appropriate measure of the rate of return needed by the utility to service its debt as well as attract capital for the sustainability of its business undertaking as a public utility
e. The Weighted Average Cost of Capital (WACC) is supported by competent and verifiable data and validated by reputable third parties

6. Rate Design

a. Generation Charge
b. Transmission Charge
c. Currency Exchange Rate Adjustment (CERA)
d. Distribution Charge
e. Line Loss Charge
f. Lifeline Subsidy
g. Power Factor Adjustment

7. Prudent and Reasonable Cost

Mr. Lualhati, on the other hand, prays that the Decision be reconsidered because it ordered the MERALCO customers to continue paying for power they did not use and did not pass thru their meters; it approved MERALCO's

incredulous claim that its utility plant increased by PhP40 Billion to PhP68.2 Billion in 1998 with fictitious and unauthorized facilities since MERALCO admitted that from 1994, it had never applied for approval of a new CAPEX program; it approved and even designed on its own initiative a new Distribution Schedule of Rates that actually exceed MERALCO's Authorized Revenue Requirement and rates that are actually about 85% higher than MERALCO's actual Distribution Rates in 1999 prior to unbundling of MERALCO in 2000; it approved the grossly inflated UFR unbundling rates that were unlawfully adjusted upwards by trending with the inapplicable Consumer Price Index (CPI); and it did not reject MERALCO's new CAPEX for 2000-2004 valued at PhP53.5 Billion for 417 new expansion/improvement projects which are completely and definitely unnecessary given the fact that MERALCO's Demand Growth is only about 3% a year.

Specifically, the grounds raised by Mr. Lualhati are as follows:

1. The Generation Rate Adjustment Mechanism (GRAM) is unjust, confiscatory and unconstitutional;

2. The approved utility plant at sound value as of December 31, 1998 is excessively inflated with fictitious, unnecessary and unauthorized claimed facilities;

3. The adjusted Revenue Requirement is inflated by trending with inapplicable CPI;

4. The rebased CERA perpetuates an unlawful collection of irrelevant costs to rate base or investment entitled to return;

5. The inclusion of additional PhP5,758,572,351 in the Generation Rate to be recovered at the rate of PhP0.0875/kWh is an unjust additional collection for

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undelivered, unmetered, ungenerated and unused power, concealed under a misleading label of "Deferred Recoverable Costs";

6. The estimated unbundled Generation and Transmission Cost is unrealistic and unsubstantiated by existing records;

7. The revised approved sample rates for residential using 200 kWh is without basis and exceed the RORB;

8. The Decision's silence and implied approval of MERALCO's PhP53 Billion application for CAPEX for 2000-2004 is without basis and runs counter to MERALCO's Demand Growth.

Atty. Baldonado, in his motion, prays that the Decision be reconsidered in favor of the oppositors. He avers that:

1. The Decision does not comply with the policy declared by Republic Act No. 9136 because it bundled the Purchased Power Adjustment (PPA) with other charges and hence, hides instead of make transparent said cost;

2. The parties were denied due process because it considered evidence made known to the parties only by way of the Decision itself such that they were not given an opportunity to comment, clarify or contradict the same before they were made the basis of the Decision;

3. The rulings on the offers and objections to evidence, particularly the documentary evidence, were given only via the Decision itself;

4. The costs made bases of the approved rates are not in accord with the provisions of the law because they are not least cost, prudent, just or reasonable;

5. There is a need to reconsider the determination of a system loss cap of 9.5% because there is nothing in the application which asked for the determination of the system loss cap so that the other parties were taken by surprise;

6. There is a need to reconsider the use of the Appraisal Report submitted by MERALCO in ERB Case No. 2000-57 which is "as of December 31, 1998" and the appraisal itself because the same lacks sufficient legal and/or factual basis.

NASECORE moves for the reconsideration of the Decision on the following grounds:

1. That the Honorable Commission gravely erred when it allowed MERALCO to unbundle its rates when the proposed rules on unbundling of functions and business activities are still pending for approval;

2. That the approved PhP0.22 per kilowatt-hour increase in rates is not accurate as the real approved rate is higher; and

3. That the Honorable Commission should withdraw its earlier decision and require MERALCO to file a new application for unbundling of its rates since the decision of the Supreme Court has a bearing in the unbundling of rates of MERALCO.

Finally, oppositors BAYAN et al. moves for the reconsideration of the Decision on the following grounds:

1. The Honorable Commission gravely erred in incorporating in the Generation Cost Unmetered and Undelivered Power;

2. The Honorable Commission gravely erred in simply adopting MERALCO's Net Utility Plant in Service at sound value as of December 31, 2000 amounting to PhP61,649,407,957, and in admitting the amounts of MERALCO's operating and maintenance expenses using the trending method;

3. The amounts of Distribution Charge approved by the Honorable Commission were arbitrarily made; and

4. The Honorable Commission gravely erred in failing to deduct from the basic rate the PhP0.167 per kWh that MERALCO overcharged its customers pursuant to the final decision of the Supreme Court.

In its manifestation, NICAI comments on the motion for reconsideration of MERALCO and prays that said comments/arguments be considered in the resolution of MERALCO's motion. NICAI's pertinent comments were considered by the Commission in resolving the aforementioned motions for reconsideration as shown in the discussion below.

DISCUSSION

I. Rate Unbundling in General

NASECORE argued that the unbundling of rates should be revenue-neutral. The Commission had always taken the position that unbundling of rates per se does not result to an adjustment in rates. However, Section 36 of Republic Act No. 9136 requires that the rates shall reflect the respective cost of providing each service. Furthermore, Section 6 (c), Rule 15 of the Implementing Rules and Regulations (IRR) of R.A. 9136 specifically requires historical test year cost for the year 2000 for the rate unbundling, which in itself is not a revenue-neutral exercise.

File No. 82-3237

NASECORE's contention that the promulgation of the Business Separation and Unbundling Plan (BSUP) or the Rules on Structural and Functional Unbundling of Business Activities of Utilities is a condition precedent to rate unbundling is without merit. The unbundling of electric utilities' rates as well as business activities are both required under R.A. 9136. However, there is nothing either in the said law or in its IRR, which requires that, the unbundling of business activities should come first before the unbundling of rates. In addition, while Section 36 of R.A. 9136 requires the utilities to submit, for the Commission's approval, their unbundled rates within six (6) months from its effectivity, no such requirement exists insofar as the unbundling of business activities is concerned.

Finally, NASECORE moved that the Commission withdraw the challenged Decision and require MERALCO to file a new application for the unbundling of its rates in view of the decision of the Supreme Court which has a bearing on the unbundling. While the Supreme Court's Decision may indeed have a bearing on the rates to be charged by MERALCO, the same, however, does not necessarily imply that the issue cannot be settled separately and independently. It is in the same light that the Commission finds no merit in oppositors BAYAN et. al's. contention that the Commission gravely erred in failing to deduct from the basic rate the PhP0.167 per kWh that MERALCO overcharged its customers pursuant to the same Supreme Court Decision. To reiterate, the said case is independent and separate from MERALCO's unbundling application. Moreover, at the time of

the rendition of the challenged Decision (March 20, 2003), said Supreme Court decision has not yet attained finality in view of the pendency of MERALCO's motion for reconsideration.

On the other hand, Atty. Baldonado contended that the challenged Decision did not comply with the policy declared by R.A. 9136 because it bundled the Purchased Power Adjustment (PPA) with other charges. The contention is without merit. The new unbundled rates segregate the individual cost associated with providing electric service to consumers in accordance with the sectors or functions identified in Section 5 of R.A. 9136, i.e., generation, transmission, distribution and supply. The current PPA is allocated between the generation and transmission rates. The generation component shall be periodically updated through the Generation Rate Adjustment Mechanism (GRAM).

II. Income Tax

MERALCO argued that: a) the ERC has recognized in its position paper submitted to the Supreme Court in G.R. Nos. 141314 and 141369 that income taxes are not operating expenses but are reasonable costs and that ERC has the right to determine whether such income tax is a reasonable cost; and b) that the ERC has made a determination that income tax is recoverable as part of rates is clearly demonstrated by the Uniform Filing Requirements (UFR) it prescribed as guidelines for the rate unbundling mandated by R.A. 9136.

File No. 82-3237

The aforesaid arguments of MERALCO have been rendered moot by reason of the April 9, 2003 Resolution of the Supreme Court in G.R. Nos. 141314 and 141369 declaring with finality, among other things, that income tax should be excluded as part of operating expenses for rate making purposes. In a separate Resolution dated April 30, 2003, the Supreme Court denied MERALCO's urgent motion for consideration of the November 15, 2002 Decision and April 9, 2003 Resolution and further declared that no further pleadings shall be entertained in said cases.

The UFR model was not meant to prescribe the items or expenses that may be recovered by a public utility from its customers but was so devised mainly to establish a uniform system or format to standardize or facilitate the process of unbundling the rates. The UFR enumerated the data and information that the Commission needs in order to determine the rates that may be charged by the utilities but it did not, in any way, set forth the manner by which said data would be evaluated.

III. Purchased Power Cost

MERALCO claimed that the Commission departed from the RORB formula when it totally disallowed the cost of purchased power component of the working capital allowance and stated that the RORB formula should be as follows:

RORB = $\frac{\text{Operating Income (i.e. Revenues less Operating Expenses)}}{\text{Rate Base (i.e. value of property entitled to return + two (2) months working capital)}}$

The purpose of the cash working capital is to provide a utility with cash requirements on operating expenses where they are needed. Thus, the cash working capital allowance that should be included in the rate base should approximate the actual cash requirements based on the estimated net lag in the cash flow.

MERALCO's cost of purchased power is an operating expense that could have been entitled to a corresponding cash working capital. However, a "Lead Lag Study" conducted by the Commission disclosed that MERALCO is able to collect from its customers the cash requirements on its cost of purchased power even before the payment for purchased power becomes due.

There was no denial of due process when the Commission disallowed the cash working capital for cost of purchased power. The records would show that as early as July 2002, MERALCO has submitted various data and documents pertaining to time lag in customer collection. This fact alone negates MERALCO's contention that it was denied due process. Let it be emphasized that "due process was designed to afford an opportunity to be heard, not that an actual hearing should always and indispensably be held" (Pamantasan ng Lungsod ng Maynila v. Civil Service Commission, 241 SCRA 506). It is a

requirement of due process that the parties to a litigation be informed of how it was decided, with an explanation of the factual findings and legal justifications that led to the conclusions of the court (People v. Bellaflor, 233 SCRA 196).

MERALCO likewise contended that the individualized working capital allowance for purchased power serves as a disincentive for efficiency. Said contention was based on the premise that a utility's collection efficiency deserves an accompanying incentive. MERALCO and the other utilities, for that matter, should bear in mind that it is their duty to implement a collection efficiency program, regardless of whether a cash working capital is provided for the cost of purchased power. This will ensure that the customers who pay on time will not bear the costs of the customers who do not pay on time. If additional finance costs are incurred because of late payment of bills, these costs should be recovered in the form of penalties for late payment.

IV. Other Disallowances

A. 5% Disallowance on Overvaluation

NICAI and Mr. Lualhati both argued that the application of the 5% disallowance for overvaluation is favorable to MERALCO. The Commission believes otherwise, considering that the 5% deduction was not designed to favor any particular utility but was intended to provide an allowance for probable overvaluation considering that the appraisal methodology is, to reiterate, based on mere estimates that could either be higher or lower. The 5% was maintained

File No. 82-3237

taking into account the practice in the past, which used the same percentage in the absence of an extensive study that will justify the increase or decrease of said percentage.

The deduction of 5% either from the entire appraisal value or from the appraisal increase will decrease MERALCO's rate base and, subsequently, its revenue requirements resulting in a lower rate.

The previous practice of adjusting the appraisal increment by 5% stems from the growing concern over the accuracy of the appraisal methodology used to establish the value of a utility's assets included in the Rate Base.

The ultimate goal of the Commission now is to develop a higher level of accuracy in the appraisal process with the end in view of making the appraisals as close as they can be to the fair current values. The Commission does not deny that said practice might have been, to some extent, helpful in protecting consumers from possible overvaluation. However, a blanket application of said practice can result in adjustments being made in cases where the appraisal estimates actually understate the value of the utility's assets.

Thus, taking into consideration the responsibility of the Commission to balance the interests of the utility and its customers, the issue regarding the fair value of a utility's assets must be made on an individual case basis, at least until

File No. 82-3237

such time that specific guidelines would have already been formulated on appraisal methodologies. These guidelines should determine the acceptable level of accuracy, which can be applied to appraisal.

The Commission is aware that appraisals, being mere estimates, may result to either an overvaluation or an undervaluation of the actual value of the utility's assets. In both cases, the Commission would want to be safeguarded since overvaluation is prejudicial to the consumers while undervaluation is detrimental to the electric utility.

The appraisal considered in the case of MERALCO was performed in September 1999 earlier than the 2000 test year. Accordingly, any presumed overvaluation might have already been well compensated, if not mitigated, by the lag in time when the same was considered. As such, the Commission decided not to apply the 5% allowance for overvaluation in this particular case. Let it however, be emphasized at this point that any appraisal made by independent appraisers shall be treated on a case to case basis and the Commission shall undertake measures to ensure that independent appraisers aim for the highest level of accuracy attainable.

B. Construction Work in Progress (CWIP)

MERALCO claimed that the disallowance on CWIP should only be PhP2,196,561,263 considering that an additional CWIP of PhP1,694,563,448 was completed and placed in service during the period July 1, 2002 to February 28, 2003. However, upon verification by the Commission only PhP1,210,415,211 was substantiated and confirmed to be in service. The remaining amount of PhP484,148,239 was disallowed since these are assets related to projects previously disallowed. Accordingly, the Commission deems it proper to include in MERALCO's rate base the CWIP found in service as of February 2003 pursuant to the principle that for purposes of rate determination, a utility is entitled to a return on the present value of its assets in service. Therefore, only PhP1,210,415,211 was allowed instead of PhP1,694,563,448.

C. Proportionate Value of Land – MERALCO Theatre

The original 50% disallowance corresponding to the MERALCO Theater was based on the floor area of the building. Considering that the questioned disallowance pertains to land, MERALCO is correct in contending that said disallowance should be based on the land occupied by the said theater. Thus, the corresponding appropriate adjustments are made based on the disallowance of 50% of the square meters of land area occupied by the said theater.

D. Land and Land Rights

MERALCO insisted that an amount equivalent to PhP119,071,585 should be included in its rate base corresponding to certain land and land rights which were placed in service. Upon verification through ocular inspection by the Commission, certain land and land rights amounting to PhP117,467,415 were found to have been placed in service. Accordingly, adjustments are made to reflect the inclusion of the same in MERALCO's rate base.

On the other hand, the amount of PhP1,604,170 which was found to be still not used/useful cannot be included in MERALCO's rate base following the established principle that only assets used and useful in business operation should be included in the rate base and be entitled to a return.

E. Ogden Quezon Power, Inc. (now QPPL) Transmission Line Cost

The Commission sees no cogent reason at the moment to disturb its earlier position to allow only the amount of US$6,097,164 per year as transmission line cost considering that an exhaustive study being conducted on the matter is still on going.

F. Meter Inventory

MERALCO proposed that it be given a three–month (3) allowance for meter inventory for those removed for maintenance and restoration, and two-month (2) allowance for meter inventory for newly installed ones. The

Commission deems it proper to modify its earlier ruling on this item by maintaining the two-month (2) inventory for newly installed meters and another two-month (2) inventory for those removed for maintenance and restoration. Said inventory levels are found to be reasonable considering that it will not take MERALCO more than two (2) months to order from suppliers new meters that would either replace defective meters or meet new demand. Accordingly, the disallowed amount of PhP343,656,491 is adjusted downward to PhP260,535,536.

The Commission, however clarifies that the treatment of meter inventory shall be determined on a case to case basis.

V. System Loss and Company Use

The system loss cap of 9.5% was expressly provided for by law, namely, Republic Act No. 7832 (the Anti-Pilferage Act). Thus, until such time that a new system loss cap has been fixed pursuant to R.A. 9136, said cap will still be used.

MERALCO claimed that there are circumstances, which are peculiar to its system, which should entitle it to a higher system loss cap. However, these circumstances already existed at the time the system loss cap of 9.5% was established by R.A. 7832. If it were the intention of Congress to exempt MERALCO or other utilities similarly situated from the system loss cap, having in

mind the peculiarity of their respective systems, it could readily have done so. Unfortunately, it did not.

On the other hand, the Commission finds merit in MERALCO's contention that its recoverable company used energy should be set at a higher percentage than 0.25% considering that as early as 2002, the company use level was already at 0.40%. Thus, the Commission sets MERALCO's company use level at 0.33%, which is its average company use level for the years 2000 to 2002 and which reflects a more realistic company use level.

VI. Revenue Requirement

With regard to Mr. Lualhati's contention that MERALCO's revenue requirement is inflated by trending with inapplicable Consumer Price Index (CPI), the same is without basis. The Commission did not apply the trending/indexing methodology previously implemented by the then ERB. MERALCO's declared revenue requirement was practically reduced by the Commission by PhP23 Billion as a result of this Order. It is for the same reason that the Commission finds no merit in oppositor BAYAN et al.'s contention that the Commission erred in adopting MERALCO's net utility plant in service and in admitting the amounts of MERALCO's operating and maintenance expenses using the trending method. To reiterate, the Commission did not apply said method in this case.

VII. Allowed Rate of Return

MERALCO alleged that a) the rates approved in the Decision do not result in a 12% RORB; b) the RORB granted is confiscatory; c) the RORB granted is discriminatory; d) the "proposed rate of return" based on Cost of Capital is the appropriate measure of the rate of return needed by a utility to service its debt as well as to attract capital for the sustainability of its business undertaking as a public utility; and e) the Weighted Average Cost of Capital (WACC) is supported by competent and verifiable data and validated by reputable third parties. In supporting said arguments, MERALCO submitted supporting data/documents to clarify its requested rate of return.

It may not be amiss to point out that the oppositors in this case have not offered any single piece of evidence relating to MERALCO's rate of return during the hearings or even in the motions for reconsideration of the challenged Decision.

As embodied in the challenged Decision, the Commission recognizes that if income tax is not allowed as a recoverable item, then the 12% cap on rate of return established in current jurisprudence may no longer be reasonable. Considering that the issue on income tax has been finally passed upon by the Supreme Court in two (2) separate Resolutions issued on April 9, 2003 and April 30, 2003 in G.R. Nos. 141314 and 141369, and considering further the mandate of the ERC under Section 43 (f) of Republic Act No. 9136 to fix rates that will

File No. 82-3237

"allow the recovery of just and reasonable costs and a reasonable return on rate base (RORB) to enable the entity to operate viably", the Commission believes that its findings and conclusion pertaining to MERALCO's rate of return should be reviewed.

An important function of ratemaking is the determination of the overall rate of return that the utility should be granted. This Commission utilizes in this proceeding the following definition of "rate of return", to wit:

> "x x x the amount of money a utility earns, over and above operating expenses, depreciation expense, and taxes, expressed as a percentage of the legally established net valuation of utility property, the rate base. Included in the 'return' are interest on long term debt, dividends on preferred stock, and earnings on common equity. In other words, the return is the money earned from operations which is available for distribution among the various classes of contributors of money capital" (Paul J. Garfield and Wallace F. Lovejoy, Public Utility Economics [Eaglewood Cliffs, N.J.: Prentice –Hall, 1965], 116).

The Commission's analysis of the evidence regarding the appropriate rate of return in this case must be guided by the following principles or standards:

1.) The allowed return should be sufficient to maintain the utility's credit standing and enable it to attract necessary capital;

2.) The allowed return should be at par with other investments of comparable risk; and

3.) A reasonable return may vary over time to reflect changing economic conditions.

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The Commission recognizes that there are a number of internationally acceptable methodologies for the determination of a fair rate of return. With this in mind, the Commission carefully analyzed the economic and financial evidence within a regulatory context.

Irrespective of the procedure employed in determining a fair rate of return, this Commission must exercise *informed judgment*. As the Pennsylvania Public Utility Commission has stated:

> "The return finding should consider the financial costs being incurred, so that the utility has the opportunity to recover its present cost of capital or to attract needed capital at reasonable costs. A fair rate of return for a public utility, however, is not a matter which is to be determined by the application of a mathematical formula. It requires the exercise of informed judgment, based upon a valuation of the particular facts presented in each proceeding. There is no one precise answer to the question as to what constitutes a proper rate of return. The interest of the company and its investors are to be considered along with those of the customers, all to the end of assuring adequate service to the public at the least cost, while at the same time maintaining the financial integrity of the utility involved (Pennsylvania PUC v. Wess Penn Power Co., 73 Pa. P.U.C. 454, at 502-503 [1990], ["West Penn 1990"] (Underscoring supplied).

[This space is left intentionally blank.]

File No. 82-3237

In the instant case, MERALCO based its revenue requirements calculation on the following WACC:

COMPONENT	AMOUNT PER FILING	% OF TOTAL	COST	WEIGHTED COST
CUSTOMER DEPOSITS	PhP 7,561,667,000	5.05%	6.80%	0.34%*
DEBT	25,646,632,000	17.12%	10.04%	1.72%*
PREFERRED STOCK	830,189,000	0.55%	10.38%	0.06%*
COMMON EQUITY	115,725,798,695	77.27%	17.92%	13.85%*
TOTAL	PhP149,764,286,695	100.00%		15.97%*

***Post tax costs**

In its motion for reconsideration, MERALCO provided supporting data/documents to justify its request for a rate of return based on the WACC. In light of this information, the Commission further analyzed the issue.

1. Capital Structure

In calculating a utility's weighted average cost of capital to be used in the determination of revenue requirements, the capital structure should reflect the actual sources of capital used to fund rate base. This synchronization of capital structure and rate base is necessary to assure proper recovery of capital costs. A mismatch between the components of the capital structure and the actual sources of funding for the rate base will result either in an over or under recovery of capital costs.

MERALCO used the recorded amounts for the Debt, Customer Deposits, and Preferred Stock components of the capital structure. However, the equity component was calculated based on an estimate of the market value of MERALCO's stock. The resulting equity component equaled PhP115,725,798,695. Said estimate far exceeded the recorded stockholders equity of MERALCO as of December 31, 2000 including the Appraisal Increase in Utility Plant amounting to PhP62,937,049,000. The Commission believes that the recorded amount of equity capital, including the Appraisal Increase in Utility Plant, is the best representation of the equity capital actually used for investment in rate base. The use of the actual recorded capital structure, including Appraisal Increase in Utility Plant, yields a total level of capitalization, which is more consistent with the approved Rate Base. Therefore, the Commission has recalculated MERALCO's capital structure to include only the recorded level of equity capital.

2. Cost of Debt

MERALCO used a 10.04% net of income tax cost of debt in the calculation of its weighted average cost of capital. This was equivalent to a 14.77% pre tax cost of debt. MERALCO's cost of debt was determined by applying the Fisher Effect to the quoted foreign interest rates of the foreign currency loans. The Fisher Effect is used to calculate a Philippine equivalent interest rate for foreign currency loans. The Fisher Effect is based on the theory that the real rate of interest in all countries is the same and that differences in nominal rates of

interest between countries is due to differences in inflation rates prevailing in each country. MERALCO has foreign currency loans from three countries: Japan, Germany, and the United States. The calculation of the Fisher Effect requires the use of an appropriate inflation rate for each of the foreign countries and for the Philippines. MERALCO used the following rates of inflation in its calculation:

Philippines	9.20%
Japan	0.40%
Germany	1.40%
United States	1.40%

An analysis of published data on inflation rates in the countries listed above shows that MERALCO relied on an inflation rate for the single year of 1999. The Commission believes that the use of a single year's inflation rate results in a Philippine effective interest rate may not be indicative of current economic conditions considering the volatility of inflation rates. Therefore, in order to determine a Philippine effective interest rate, the Commission used the average annual inflation rate for the period 1997 to 2002. The resulting average inflation rates are as follows:

Philippines	6.00%
Japan	-0.03%
Germany	1.50%
United States	2.32%

The use of the average rates of inflation calculated by the Commission in the application of the Fisher Effect results in a Philippine effective interest rate of 11.34% as compared to MERALCO's calculation of 14.77%.

File No. 82-3237

MERALCO reduced its calculated Philippine effective interest rate by the effective tax rate in recognition of the inclusion of income taxes in the calculation of the Revenue Requirement proposed in the application. However, in view of the Supreme Court's ruling that income taxes should not be considered as an operating expense, such an adjustment should not be made. While the Commission has some concerns about the methodology used by MERALCO, the resulting cost of debt as adjusted by the Commission is reasonable and in line with market conditions.

3. Cost of Customer Deposits

MERALCO used a 6.80% rate on customer deposits in the calculation of its weighted average cost of capital. This amount was determined by reducing the approved interest rate on customer deposits of 10.00% by the effective income tax rate of 32%. As explained above, in order to be consistent with the removal of income taxes as an operating expense as required by the Supreme Court, the Commission used MERALCO's pre tax cost of 10.00%. The Commission therefore adopts the rate of customer deposits of 10.00%, which conforms to the approved rate for accruing interest on customer deposits under ERB Resolution No. 95-21 as amended.

4. Cost of Preferred Stock

MERALCO used a 10.38% cost of preferred stock in the calculation of its weighted average cost of capital. MERALCO's preferred stock has a stated

annual dividend rate of 10.00%. Dividends on preferred stock are paid quarterly by MERALCO. The 10.00% stated dividend rate when paid quarterly, results in an annual compounded rate of 10.38%. Therefore, the Commission agrees with this calculation, since it represents the effective annual cost of the stated dividend rate for MERALCO's preferred stock.

5. Cost of Equity

The cost of equity is the most difficult element of the WACC to establish. The determination requires the exercise of sound judgment applied in a logical manner and based on reasonable economic data. Perhaps in no area other than in the determination of cost of equity has a wider discretion been exercised or have more varied formulae been tested. Most Commissions would no doubt concur that return on equity is a "vexatious subject" (RE: Potomac Electric Power Company, 124 PUR 4th, 134 Maryland Public Service Commission, 1991).

MERALCO used a 17.92% cost of equity in the calculation of its weighted average cost of capital employing the Capital Asset Pricing Model (CAPM) to estimate the expected return on equity. The CAPM holds that the cost of equity capital or expected return on a utility's common equity is equivalent to that on a risk free security plus risk premium related to the risk inherent in a particular utility's stock; that is, the model combines risk and return in a single measure (Charles F. Philipps, Jr., The Regulation of Public Utilities [Arlington, Virginia: Public Utilities Reports, Inc. 1993], 396).

MERALCO submitted in support of its calculation of the return on equity (Annex "L" of its Motion for Reconsideration) different assumptions on the cost of equity as determined by a number of investment and brokerage firms. Said assumptions, including that of MERALCO's are tabulated below:

COMPARATIVE COST OF EQUITY	
Deutsche Bank	17.03%
Phil Equity	17.10%
MERALCO	17.92%
BNP Paribas	19.37%
ABN AMRO	20.50%

The Commission noted that the values of cost of equity range from a low of 17.03% to a high of 20.50%. The Commission conducted its own verification of the assumptions used by the different investment and brokerage firms in the derivation of the cost of equity. In order to establish a benchmark on the most appropriate value of cost of equity, the Commission likewise considered the return on capital being granted to utilities similarly situated with MERALCO.

Based on the evidence presented in this case, and taking cognizance of the current economic conditions, the Commission must keep in mind its mandate to balance the interests of the utility and its customers, and mandate of R.A. 9136. In line with the mandate: "[T]he rates must be such as to allow the recovery of just and reasonable cost and a reasonable return on rate base (RORB) to enable

the entity to operate viably", the Commission must apply its judgment in the determination of the appropriate return on equity from the range of reasonable returns provided by a select group of brokerage firms.

In exercising its judgment, the Commission must consider several factors. The ability of a utility to be financially sound and operationally viable should be of critical importance to both the stockholders and customers of said utility. Only a financially sound and operationally viable utility will be able to provide safe, reliable and efficient service at a reasonable cost. Utilities must be able to secure the additional sources of capital necessary to meet the growing demands for service to its customers at reasonable rates.

In November 2002, international credit rating agency Standard and Poor's downgraded MERALCO's rating by two notches, from BB to B+. This downgrade was followed by a further downgrade in early May 2003 to B-. This rating worsened to CCC- in late May 2003. Such a downgrade is a clear indication of increased risk associated with investments in MERALCO, which will potentially result in increased capital costs in the future.

Regulators must also consider current economic conditions and temper their decisions in a socially responsible manner. Part of this consideration should include the environmental, regulatory and investment climate. The Commission believes that the information from the brokerage firms, when viewed in its entirety

provides it with reasonable estimates for the cost of equity. With all the aforementioned factors in mind, the Commission finds the 17.92% cost of equity proposed by MERALCO acceptable.

6. Weighted Average Cost of Capital

The Commission has recalculated MERALCO's WACC to reflect the restatement of the equity component to the recorded amount, the adjusted costs of debt and customer deposits, and use of a cost of equity capital of 17.92%. The calculation of the weighted average cost of capital is as follows:

COMPONENT	AMOUNT PER F/S	% OF TOTAL	COST	WEIGHTED COST	POST TAX COST
CUSTOMER DEPOSITS	PhP 7,561,667,000	7.30%	10.00%	0.78%	0.53%
DEBT	25,646,632,000	26.45%	11.34%	3.00%	2.04%
PREFERRED STOCK	830,189,000	0.86%	10.38%	0.09%	0.06%
COMMON EQUITY	62,937,049,000	64.90%	17.92%	11.63%	7.91%
TOTAL	PhP96,975,537,000	100.00%		15.50%	10.54%

Based on the analysis made on the supporting documents submitted by MERALCO, it was determined that the fair rate of return that should be applied to MERALCO's rate base is 15.50%. This approved rate of return is a pre-tax rate of return. When the effect of income taxes is considered, the 15.50% rate of return translates to a post-tax rate of return of 10.54%.

At this juncture, the Commission deems it proper to point out that it reserves its right to revisit the assumptions underlying the computation of the WACC whenever circumstances will so warrant.

In this connection, the Commission intends to depart from the use of the RORB method of computing rates and to adopt, pursuant to Section 43 (f) of R.A. 9136, an alternative method that would apply to distribution utilities. This was manifested in the issuance by this Commission of ERC Resolution No. 04 dated May 29, 2003 officially adopting a Performance Based Ratemaking (PBR) methodology in determining the transmission wheeling rates of the National Transmission Corporation (TRANSCO).

VIII. Rate Design:

Mr. Lualhati argued that the estimated unbundled generation and transmission costs are unrealistic and unsubstantiated by existing records. However, said oppositor did not offer any evidence to support such argument. The Commission, in fixing MERALCO's generation and transmission costs, used the National Power Corporation's (NPC) approved rates per kWh based on the weighted average cost of power and the cost of power supply from MERALCO's Independent Power Producers (IPPs) during the six-month period covering October 2002 to March 2003.

A. Generation Charge

The Commission has decided to consider the most current data available and has thereby adjusted the generation charge to be adopted. This was done to closely approximate the generation charge with the current cost of purchased power.

In view of the nature of the generation charge as a pass-through to the consumers, the Commission is impelled to enjoin MERALCO to exert utmost efforts, with its own independent power producers (IPPs) to pursue ways and means by which to reduce the generation charge, including mutually acceptable renegotiation of its IPP contracts. In so doing, MERALCO will also comply with its obligation to mitigate stranded contract costs.

The Commission deems it appropriate to reiterate that the prevailing environment, coupled with Section 33 of the EPIRA, provide MERALCO sufficient cause to pursue arrangements with its IPPs on approaches to provide relief to MERALCO's consumers. MERALCO's right to directly pass on such costs again carries the corresponding obligation to ensure that such costs are reasonable and prudent, and the EPIRA provides the standard for determining the reasonableness and prudence of such costs.

B. Transmission Charges

MERALCO claimed that since the transmission rates it pays are not fixed, it suggested that there should be a recovery mechanism to address the changes in monthly transmission charges due to load factor. Automatic adjustment clauses are adopted for recovery of certain utility costs but only under the following limited and well-recognized circumstances: a) when such costs are extremely volatile, changing rapidly over short periods of time (recurring); b) when such volatile cost changes represent significant portions of total utility operating expenses (substantial); and c) when such costs are beyond the control of the utility.

The Commission sees no need for a recovery mechanism to address changes in MERALCO's transmission rates for several reasons: a) the range from which said rate raises (PhP0.90/kWh to PhP1.03/kWh) cannot be considered extremely volatile; and b) as correctly stated by NICAI, MERALCO should not convert the transmission charges from a Peso per kW to Peso per kWh since by nature, transmission service related costs are mostly fixed. This erroneous conversion was the basis for MERALCO's claim that there will be changes in the Transmission Charges. Its concern regarding under or over recoveries is negated by the fact that the transmission and distribution charges for commercial and industrial consumers are also in Peso per kW. Thus, any significant change in the demand is reflected both in the transmission/sub-

transmission charge that MERALCO pays to TRANSCO and in the transmission and distribution charges that customers pay to MERALCO.

C. Currency Exchange Rate Adjustment

MERALCO disagreed with the Commission when it did not adjust the levels of Currency Exchange Rate Adjustment I (CERA I) in the same manner that it did in CERA II to make the same revenue-neutral. However, the Commission was constrained to maintain the prevailing levels in CERA I because MERALCO failed to submit evidence that would have warranted adjustments thereof, among which is the information on which among its operation expenses are denominated or paid for in foreign currencies. The Commission would have considered making the necessary adjustments if only MERALCO was not remiss in its duty of proving its cause.

Mr. Lualhati's contention that the rebased CERA perpetuates an unlawful collection of irrelevant costs to rate base or investment entitled to return is without merit. The purpose of rebasing the CERA to current levels is simply to update the US Dollar to Peso exchange rate to be more reflective of the true cost levels. The CERA mechanism is devised to address changes in operation and maintenance expenses and foreign debt principal payments due to the volatility of the Peso against the US Dollar.

D. Distribution Charge

BAYAN et al.'s contention that the distribution charge approved by the Commission was arbitrarily made is without merit. The Commission, in fixing the distribution charge as well as other charges, has always embarked on an in-depth study of all costs associated in providing electric service to the consumers. Thus, the approval of said charges cannot be considered arbitrary.

The Commission is concerned about the removal of the subsidies currently being provided to Residential and General Service customers consuming 300 kWh or less each month. The immediate removal of this subsidy will significantly increase the rates of consumers with low consumptions. Thus, to mitigate its impact, the Commission adopted the block rate design which is an intra-class subsidy rather than an inter-class subsidy. It would not be appropriate to resolve the issue through the inter-class cross subsidy rate, as R.A. 9136 requires the removal only of inter-class subsidies. Likewise, the issue cannot be fully addressed through the lifeline subsidy charges considering that the subsidy in the current rates affects consumption levels of up to 300 kWh per month.

The Commission recognizes the concern raised by MERALCO with respect to the level of charges for consumption between zero and 70 kWh per month. Accordingly, the Commission decided to reconsider its previous ruling and to revise the Distribution Rates for the Residential and General Services Class as follows:

Consumption Level	Distribution Charge (PhP/kWh)
0 to 200	0.5729
201 to 300	0.8765
301 to 400	1.1628
over 400	1.6615

D. System Loss Charge

The Commission inadvertently attached as Annex "A" the schedule of rates with a system loss charge item that does not accurately reflect its view on the matter. Said error is accordingly corrected.

F. Lifeline Subsidy

To mitigate the additional administrative burden and complexities to MERALCO considering its huge consumer base, a new lifeline subsidy scheme is adopted as follows:

CONSUMPTION BLOCK	% DISCOUNT
0-50	50%
51-70	35%
71-100	20%

On the basis of the foregoing scheme, the lifeline subsidy is calculated at PhP0.0761/kWh.

G. POWER FACTOR ADJUSTMENT

MERALCO claimed that the Commission erred in retaining the power factor adjustment percentages (penalty of 0.6% and discount of 0.3%) and in changing the base of the adjustment from a higher to a lower value without considering the purpose of the adjustments. The Commission admits that these discounts are meant to encourage customers to invest in power factor correction equipment that results in a more efficient use of electricity and in better operation of the system. However, the Commission still maintains the existing adjustment percentages, as MERALCO failed to justify the need to change the same. MERALCO never presented any evidence to prove that the existing adjustment percentage is no longer serving its purpose to encourage customers to invest in power factor correction equipment. Further, the change in the base approved by the Commission was a change proposed by MERALCO. Thus, if MERALCO believes that the discounts were too low, a new filing should be made and substantial evidence should be presented to justify the change.

IX. Denial of Due Process

Atty. Baldonado's contention that oppositors were denied due process in this case when the Commission considered evidence made known to the parties only by way of the Decision itself and when it ruled on the offers and objections to evidence only in the same Decision, is without merit. The Commission, in evaluating the merits of the instant applications, confined itself to the data/information provided by MERALCO together with the voluminous annexes

appended thereto. These same data/information were made available to the oppositors who were given ample opportunities to rebut MERALCO's claims during the hearings.

The essence of due process is simply an opportunity to be heard, or as applied to administrative proceedings, an opportunity to explain one's side or an opportunity to seek a reconsideration of the action or ruling complained of (Var Orient Shipping Company, Inc. v. Achacoso, 161 SCRA 732). Moreover, administrative tribunals exercising quasi-judicial powers are free from the rigidity of certain procedural requirements observed in the courts. This sound and settled rule is deemed necessary so that disputes before such bodies may be resolved in the most expeditious and inexpensive manner possible (Adamson & Adamson, Inc. v. Amorez, 152 SCRA 237).

Finally, the issues raised by Mr. Lualhati pertaining to the GRAM and MERALCO's capital expenditures (CAPEX), as well as those raised by oppositor BAYAN et al. on the PPA will not be addressed in this Order as they involve subject matters separate and distinct from this application. Moreover, the abovementioned issues are the subject of separate cases wherein issues relating to them would be more squarely dealt with by the Commission in due time.

WHEREFORE, the foregoing premises considered, the challenged Decision dated March 20, 2003 is hereby modified as follows:

1.) MERALCO's ***"Summary Schedule of Unbundled Rates"*** as provided in Annex *"A"* of this Order is hereby APPROVED to be effective on the next billing cycle after the date of this Order;

2.) MERALCO's ***"Schedule of Unbundled Rates Per Customer Class"*** as provided in Annex *"B"* of this Order is hereby APPROVED to be effective on the next billing cycle after the date of this Order;

3.) MERALCO's adjusted rate base as of December 31, 2000 from PhP74,475,910,302 to PhP76,838,084,457 as shown in Annex *"C"* of this Order is hereby APPROVED; and

Relative thereto, MERALCO is directed to:

a) Discontinue charging the PPA upon effectivity of the approved unbundled rates; any change in the cost of power purchased shall be reflected as deferred charges or credits that shall be recovered through the Generation Rate Adjustment Mechanism (GRAM) approved by the

Commission for implementation per its Order dated February 24, 2003;

b) Bill its respective end-users using a *billing format* that contains at least the rate elements provided in Annex *"D"* of this Order upon effectivity of the approved unbundled rates, including the refund directed by the Supreme Court upon approval of the refund scheme by the ERC;

c) Set the CERA at 11.87% applied on the Distribution revenue only upon effectivity of this Order until such time that the Commission issues a notice for the implementation of a new CERA;

d) Submit within six (6) months from date of this Order;

i.) A new CERA formula that would be consistent with the new unbundled rate structure to be filed within six (6) months from the effectivity of this Order;

ii.) Detailed components of the foreign debt service payments due in 2003;

iii.) Time when such loans were contracted and approved by ERB, if any, for these loan contracts; and

iv.) Loan details of each contract including utilization of proceeds.

e) Set up a depreciation fund each year corresponding to the whole amount of depreciation that it has recorded in its

books. The setting up of this fund should be done on a monthly basis corresponding to the monthly depreciation. MERALCO is required to strictly account for the expenditures out of this fund, which should be used strictly for investment in electric plant. All withdrawals from this fund should be reported to the Commission within thirty (30) days from such withdrawal;

f) Submit within thirty (30) days from receipt of this Order detailed and updated information on its affiliates as it affects its electric power business consistent with the requirements of Schedule "G" of the UFR;

g) Adequately inform the end-users within its franchise area of the approved unbundled rates not later than thirty (30) days after receipt of this Order;

h) Submit a detailed schedule on discounts granted to its officers and employees for their electric bills from 2000 to 2002, and the latest approved Collective Bargaining Agreement (CBA);

i) Submit on or before the fifteenth (15th) day of October 2003 a report on policies and procedures for cost cutting measures to be adopted by it.

j) Submit on or before the thirtieth (30th) day of June 2003 and quarterly thereafter, a status report on the results of their negotiations with their IPPs in its effort to bring down its generation costs;

k) Submit the following data/information for verification and confirmation purposes on or before the twentieth (20th) day of the month following the effectivity of the approved unbundled rates and every month thereafter:

i) Copy of bills from the generation and transmission companies; and

ii) Reports M001 and M002 with all related schedules;

l) Make a formal application to establish the rate of Reconnection Fees and Other Charges within one (1) year from date of this Order using a format to be prescribed by the Commission; and

m) Provide reasonable access to the Commission for verification of sample bills for each customer class.

The findings and conclusions reached in our March 20, 2003 Decision shall continue to have force and effect except as herein modified.

SO ORDERED.

Pasig City, May 30, 2003.

MANUEL R. SANCHEZ
Chairman

MARY ANNE B. COLAYCO
Commissioner

OLIVER B. BUTALID
Commissioner

CARLOS R. ALINDADA
Commissioner

LETICIA V. IBAY
Commissioner

Copy furnished:

1. Atty. Manuel L. M. Torres
Counsel for Applicant
Quiason Makalintal Barot Torres & Ibarra
21st Floor, Robinsons-Equitable Tower
4 ADB Avenue, corner Poveda Street
Ortigas Center, Pasig City – 1600

2. Atty. Wigberto Tanada
Tanada, Vivo & Tan Law Offices
6th Floor, Strata 200 Bldg.,
Emerald Avenue, Ortigas Center
Pasig City

3. Manila Electric Company
Lopez Bldg., Meralco Avenue
Pasig City

4. Office of the Solicitor General
134 Amorsolo St., Legaspi Village
Makati City – 1229

5. Commission on Audit
Commonwealth Avenue
Quezon City – 0880

6. Senate Committee on Energy
GSIS Building, Roxas Boulevard
Pasay City -1307

7. House Committee on Energy
Batasan Hills, Quezon City – 1126

8. Atty. Ceferino Padua
Suite 6-D, 6/F G.E. Antonio Bldg.,
T.M. Kalaw, Ermita, Manila – 1000

9. Mr. Genaro Lualhati
c/o Maura Hilado
317 Palali St., City of Mandaluyong – 1550

10. Engr. Robert Mallillin
G/F Alegria Bldg.,
229 Pasong Tamo St.,
Makati City – 1231

11. Mr. Pete Ilagan
National Association of Electricity
Consumers for Reforms (NASECORE)
Unit 616 Roxas Seafront Gardens Townhouse
Roxas Bldv., corner Ortigas St.,
Pasay City – 1300

12. Atty. Ramon Lopes
San Miguel Corporation
San Miguel Ave., Pasig City – 1600

13. Freedom from Debt Coalition
Manalili Dolleton Law Office
34 Matiyaga St., Central District
Quezon City

14. Atty. Jose T. Saldonado
Vice-President - Agriculture
Foundation of Phil. Industries, Inc.
19-F Manalo St. San Juan

15. ATTYS. MARIE YUVIENCO
And RACHEL F. PASTORES
Public Interest Law Center
4th Floor, Kaija Bldg.,
7836 Makati Ave., corner Valdez St.,
Makati City

16. ATTY. MELVIN A. MATIBAG
Halili Certeza Matibag Law Offices
Counsel for Oppositor Province of Laguna
Suite 224, BPI Office Condominium,
Plaza Cervantes, Binondo, Manila

17. ATTY. QUIRINO MARQUINEZ
President
MR. ANGELO OCAMPO
Executive Director
Consumers Union of the Phils.
2409 Syquia St.,
Sta. Ana, Manila – 1009

18. ATTY. GERARDO A. DEL MUNDO
Counsel for Gabay Ng Mundo sa Kaunlaran
Foundation Inc (GABAY Foundation)
Gerardo A. del Mundo Law Office
Unit 2102 Cityland Condominium 10, Tower I
6815 Ayala Avenue, Makati City

19. ATTY. NELSON A. LOYOLA
Counsel for Oppositors Loyola et al.
No. 92 Sampaguita Avenue, Sampaguita Vilage
San Pedro Laguna -4023

20. Justice Ramon Mabutas (Ret.)
2454 Amatista St., San Andres Bukid
Manila

21. National Economic Development Authority (NEDA)
Jose Maria Escriva St.,
Ortigas Center, Pasig City

22. ATTY. JAIME NAGRAMPA
Nagrampa Law Office
Unit 305 R.A. Petines Bldg.,
Examiner St., Corner Times St.,
West Triangle, Quezon City

23. MR. CESAR K. ESCOSA
Philippine Justice Foundation
P.O. Box AC-459 Cubao
1109 Quezon City

24. JUDGE RAFAEL BELARMINO
President
Retired Judges Association of the Philippines (RJAP)
5 Axtell St., North Fairview
Quezon city

25. ATTY. EDUARDO B. FLAMINIANO
ELT Center, 103 J. Abad Santos corner
Lopez Jaena Sts., San Juan, Metro Manila

US SEC
File No. 82-3237

Customer Class	Generation Charge per kWh	Transmission Charge per kWh	Transmission Charge per kW	Distribution Charge per kWh	Distribution Charge per kW	Supply Charge per kWh	Supply Charge per cust/mo	Metering Charge per kWh	Metering Charge per cust/mo	System Loss Charge per kWh	Universal Charge per kWh	Recovery of Lifeline Rate Subsidy per kWh	Inter Class Cross Subsidy per kWh
RGS													
RESIDENTIAL 0 TO 50 KWH	3.4029	0.9605		0.5729		0.5271		0.2435	5.00	0.5193	0.0193	0.0000	[illegible]
RESIDENTIAL 51 TO 70 KWH	3.4029	0.9605		0.5729		0.5271		0.2435	5.00	0.5193	0.0193	0.0000	[illegible]
RESIDENTIAL 71 TO 100 KWH	3.4029	0.9605		0.5729		0.5271		0.2435	5.00	0.5193	0.0193	0.0000	[illegible]
RESIDENTIAL 101 TO 200 KWH	3.4029	0.9605		0.5729		0.5271		0.2435	5.00	0.5193	0.0193	0.0761	[illegible]
RESIDENTIAL 201 TO 300 KWH	3.4029	0.9605		0.8765		0.5271		0.2435	5.00	0.5193	0.0193	0.0761	[illegible]
RESIDENTIAL 301 TO 400 KWH	3.4029	0.9605		1.1628		0.5271		0.2435	5.00	0.5193	0.0193	0.0761	[illegible]
RESIDENTIAL OVER 400 KWH	3.4029	0.9605		1.6615		0.5271		0.2435	5.00	0.5193	0.0193	0.0761	[illegible]
NIS SMALL	3.4029		258.31		141.87		655.33		317.74	0.5482	0.0193	0.0761	[illegible]
IS SMALL	3.4029		258.31		141.87		655.33		317.74	0.5482	0.0193	0.0761	[illegible]
COMM NIS MEDIUM SECONDARY	3.4029		290.11		119.40		655.33		317.74	0.5179	0.0193	0.0761	[illegible]
COMM NIS LARGE SECONDARY	3.4029		290.11		119.40		655.33		317.74	0.5179	0.0193	0.0761	[illegible]
INDL IS MEDIUM SECONDARY	3.4029		290.11		119.40		655.33		317.74	0.5179	0.0193	0.0761	[illegible]
INDL IS LARGE SECONDARY	3.4029		290.11		119.40		655.33		317.74	0.5179	0.0193	0.0761	[illegible]
COMM NIS MEDIUM BELOW 13.2 KV	3.4029		294.57		112.94		655.33		317.74	0.3103	0.0193	0.0761	[illegible]
COMM NIS LARGE BELOW 13.2 KV	3.4029		294.57		112.94		655.33		317.74	0.3103	0.0193	0.0761	[illegible]
COMM NIS VERY LARGE BELOW 13.2 KV	3.4029		294.57		112.94		655.33		317.74	0.3103	0.0193	0.0761	[illegible]
INDL IS LARGE BELOW 13.2 KV	3.4029		294.57		112.94		655.33		317.74	0.3103	0.0193	0.0761	[illegible]
COMM NIS MEDIUM 13.8/13.2 KV	3.4029		300.10		123.27		655.33		317.74	0.2715	0.0193	0.0761	[illegible]
COMM NIS LARGE 13.8/13.2 KV	3.4029		300.10		123.27		655.33		317.74	0.2715	0.0193	0.0761	[illegible]
COMM NIS VERY LARGE 13.8/13.2 KV	3.4029		300.10		123.27		655.33		317.74	0.2715	0.0193	0.0761	[illegible]
INDL IS MEDIUM 13.8/13.2 KV	3.4029		300.10		123.27		655.33		317.74	0.2715	0.0193	0.0761	[illegible]
INDL IS LARGE 13.8/13.2 KV	3.4029		300.10		123.27		655.33		317.74	0.2715	0.0193	0.0761	[illegible]
INDL IS VERY LARGE 13.8/13.2 KV	3.4029		300.10		123.27		655.33		317.74	0.2715	0.0193	0.0761	[illegible]
COMM NIS MEDIUM 34.5 KV	3.4029		311.44		124.62		655.33		317.74	0.2273	0.0193	0.0761	[illegible]
COMM NIS LARGE 34.5 KV	3.4029		311.44		124.62		655.33		317.74	0.2273	0.0193	0.0761	[illegible]
COMM NIS VERY LARGE 34.5 KV	3.4029		311.44		124.62		655.33		317.74	0.2273	0.0193	0.0761	[illegible]
INDL IS MEDIUM 34.5 KV	3.4029		311.44		124.62		655.33		317.74	0.2273	0.0193	0.0761	[illegible]
INDL IS LARGE 34.5 KV	3.4029		311.44		124.62		655.33		317.74	0.2273	0.0193	0.0761	[illegible]
INDL IS VERY LARGE 34.5 KV	3.4029		311.44		124.62		655.33		317.74	0.2273	0.0193	0.0761	[illegible]
INDL IS EXTRA LARGE 34.5 KV	3.4029		311.44		124.62		655.33		317.74	0.2273	0.0193	0.0761	[illegible]
COMM NIS VERY LARGE 115 KV	3.4029		326.12		122.76		655.33		317.74	0.0710	0.0193	0.0761	[illegible]
INDL IS EXTRA LARGE 115 KV	3.4029		326.12		122.76		655.33		317.74	0.0710	0.0193	0.0761	[illegible]
GHMS	3.4029	1.1885		0.5262			203.08		127.53	0.5217	0.0193	0.0761	[illegible]
FLAT ST	3.4029	0.9104		2.3146		0.2441			0.00	0.5216	0.0193	0.0761	[illegible]

Note: Generation Charge is inclusive of deferred PPA, P 0.1002/kWh

Universal Charge(missionary electrification and rehab & management of watershed)

ANNEX "A-1"

MERALCO
SUMMARY SCHEDULE OF UNBUNDLED RATES
ERC Case No. 2001-900 & 2001-646

FLAT STREETLIGHTS RATE

Type of Lamps	Generation Rate	Transm Rate	Distribution Rate	System Loss Rate	Supply Rate	Subsidy Rate	Universal Charge	Lifeline Subsidy	Rate per lamp/mo
125 W Mercury 70 W HPS or their equiv.	148.64	40.97	104.16	23.47	10.99	(113.95)	0.87	3.43	200.00
250 W Mercury 150 W HPS or their equiv.	297.28	81.94	208.32	46.95	21.97	(227.90)	1.74	6.85	400.00
400 W Mercury 250 W HPS or their equiv.	475.65	131.10	333.31	75.12	35.16	(364.65)	2.78	10.97	600.00
400 W HPS or their equiv.	761.03	209.77	533.30	120.19	56.25	(583.43)	4.45	17.54	1,274.24

File No. 82-3237

MANILA ELECTRIC COMPANY
ERC CASE NOS. 2001-900 AND 2001-646
ADJUSTED RATE BASE

ANNEX "C"

		Amount
Rate Base per Decision dated March 20, 2003		PHP 74,475,910,302
Adjustments:		
5% Allowance for over valuation on appraisal increase	886,891,764	
Construction Work In Progress (July 1 to Feb. 2003)	1,210,415,211	
Proportionate Value of land-Meralco theater	64,278,810	
Land and Land Rights	117,467,415	
Meter Inventory	83,120,955	2,362,174,155
Adjusted Rate Base		76,838,084,457

SAMPLE BILL FORMAT

(For Private Utilities)

Proposed		Amount Due
I. Generation Charge		
Energy @ Php/kWh		PhPxxx.xx
II. Transmission Charge [1]		
Demand @ Php/kW		xxx.xx
Energy @ Php/kWh		xxx.xx
III. System Loss Charge		
Energy @ Php/kWh		xxx.xx
IV. Distribution Charge [2]		
Demand @ Php/kW		xxx.xx
Energy @ Php/kWh		xxx.xx
V. Supply Charge		
Energy @ Php/kWh		xxx.xx
@ PhP per customer/month		xxx.xx
VI. Metering Charge		
Energy @ Php/kWh		xxx.xx
@ PhP per customer/month		xxx.xx
VII. Other Charges/Adjustments		
ICERA , % [3]		xxx.xx
Power factor discount/surcharge, @ PhP/kWh		xxx.xx
Power Act. Red'n, @PhP/kWh		xxx.xx
Subsidy on Lifeline Charge, @PhP/kWh		xxx.xx
Lifeline Subsidy Discount @ Php/kWh		(xxx.xx)
Inter Class Cross Subsidy Charge		
@ PhP/kWh		xxx.xx
SUB-TOTAL		xxx.xx
VIII. Add:		
Franchise Tax		
National (2 % of sub-total)	xxx.xx	
Local (% of sub - total depending on tax of city or municipality)	xxx.xx	xxx.xx
Energy Tax (Batas Pambansa Blg. 36; RGS consuming above 650 kWh)		xxx.xx
IX. Universal Charge:		
NPC Stranded Debts		
@ PhP/kWh	xxx.xx	
NPC Stranded Contract Costs		
@ PhP/kWh	xxx.xx	
DUs Stranded Contract Costs		
@ PhP/kWh	xxx.xx	
Missionary Electrification		
@ PhP/kWh	xxx.xx	
Equalization Of Taxes and Royalties		
@ PhP/kWh	xxx.xx	
Environmental Charge		
@ PhP/kWh	xxx.xx	
Income Tax Refund	(xxx.xx)	xxx.xx
TOTAL AMOUNT DUE		PhPxxx.xx
ADDITIONAL INFORMATION:		
Questions on your bill?		
Please contact us anytime. Dial telephone numbers: ______ ___ ________		
SEE BACK FOR OTHER IMPORTANT INFORMATION:		

[1] Charge for sub-transmission facilities acquired by a distribution utility shall form part of the Distribution Charge

[2] Applied to distribution charge component

SCHEDULE OF UNBUNDLED RATES PER CUSTOMER CLASS
ANNEX "B"

RESIDENTIAL AND GENERAL RETAIL SERVICE

(ERC CASE NOS. 2001-900 & 2001-646)

AVAILABLE:

In the territory served by the Company.

APPLICABLE:

To residential customers for all domestic purposes in a single family dwelling [a dwelling unit is considered as having one (1) kitchen]; to individually metered apartments and those facilities for not more than a three (3) family structure or compound which are used in common when connected to the meter serving one of the apartments; to residential family dwellings in a family compound served under a single meter; to a single family dwelling when the family accommodates non-members provided the floor space occupied by the non-members is not more than that (floor space of common use excluded) occupied by the family; also applicable to temporary service for the construction of a single family dwelling, all including accessory facilities (garage, servants' quarters, pumps, swimming pools, etc.) served through the same meter which serve the premises to which they are accessory; to non-residential customers with a connected load of not more than 5,000 watts.

CHARACTER OF SERVICE:

Alternating current, 60 hertz, 230 volts, two wire service is available.

RATE: *(per month)*

GENERATION CHARGE*	P3.3027 per kWh
TRANSMISSION CHARGE	P0.9605 per kWh

* Deferred PPA of P0.1002/kWh shall be added to the Generation Charge pursuant to ERC Order dated May 27, 2003 in ERC Case No. 2001-383.

LIFELINE CUSTOMERS (Consuming 100 kilowatt-hours and below)

A. DISTRIBUTION SYSTEM CHARGE

(Residential consuming 0 to 50 kWh)	P0.5729 per kWh
(Residential consuming 51 to 70 kWh)	P0.5729 per kWh
(Residential consuming 71 to 100 kWh)	P0.5729 per kWh

B. METERING CHARGE

1) Retail Customer Charge/month	P5.00
2) Metering System Charge	P0.2435 per kWh

C. SUPPLY CHARGE — P0.5271 per kWh

D. UNIVERSAL CHARGE

1) Missionary Electrification (ERC CASE NO. 2001-165)	P0.0168 per kWh
2) Rehabilitation and Management of Watershed Areas (ERC CASE NO. 2002-194)	P0.0025 per kWh

E. INTER CLASS CROSS SUBSIDY — (P0.7130) per kWh

F. SYSTEM LOSS CHARGE — P 0.5493 per kWh

G. LIFELINE RATE SUBSIDY — P 0.00 per kWh

OTHER RGS CUSTOMERS (Consuming more than 100kilowatt-hours)

A. DISTRIBUTION SYSTEM CHARGE

(Residential consuming 101 to 200 kWh)	P0.5729 per kWh
(Residential consuming 201 to 300 kWh)	P0.8765 per kWh
(Residential consuming 301 to 400 kWh)	P1.1628 per kWh
(Residential consuming over 400 kWh up)	P1.6615 per kWh

B. METERING CHARGE

1) Retail Customer Charge/month	P5.00
2) Metering System Charge	P0.2435 per kWh

C. SUPPLY CHARGE — P0.5271 per kWh

D. UNIVERSAL CHARGE

1) Missionary Electrification (ERC CASE NO. 2001-165) — P0.0168 per kWh

2) Rehabilitation and Management of Watershed Areas (ERC CASE NO. 2002-194) — P0.0025 per kWh

E. INTER CLASS CROSS SUBSIDY — (P0.7130) per kWh

F. SYSTEM LOSS CHARGE — P 0.5493 per kWh

G. LIFELINE RATE SUBSIDY — P0.0761 per kWh

H. OTHER CHARGES

1) Incremental Currency Exchange Rate Adjustment (ICERA)

Applicable Incremental Currency Exchange Rate Adjustment for the billing month as a percent of distribution system charge.

2) The following graduated scale for lifeline discount shall be applied to residential charges: Generation, Transmission, Distribution, Supply, Metering and System Loss. In a given billing period, an end-user at any of the consumption level shall be given the specified corresponding discount on each of these rate components. An end-user with a level of consumption exceeding 100 kWh in a particular billing period shall not be entitled to any lifeline rate for said period.

kWh Consumption	% Lifeline Discount
50 kWh and below	50.00%
51-70 kWh	35.00%
71-100 kWh	20.00%

3) Generation Rate Adjustment Mechanism (GRAM)

MINIMUM CHARGE:

Total minimum charge per cust./month shall be PhP 5.00

SPECIAL DISCOUNT

A 5% discount on the sum of distribution, metering and supply charges will be allowed to Educational Institutions duly registered and certified by the Department of Education, Culture and Sports and Private Hospitals duly registered and certified by the Bureau of Medical Services, provided the metered service serves solely the energy requirement of the educational institutions and/or private hospitals.

TERM OF CONTRACT:

Not less than one (1) month, automatically renewing.

SPECIAL PROVISIONS:

1. Determination of connected load:

   a) *Motors will be considered as 800 watts per horsepower, except for air-conditioning and refrigerating units with sealed-in type compressor motors in which the volt-amperes will be considered unless the kW rating or power factor is available.*

   b) *Nameplate ratings of motors, devices, and appliances shall be used where available. If not available, such as for transformer-type welders, X-ray apparatus, etc., the connected load will be considered as the volt-amperes.*

   c) *In case of duplicate equipment, such as projectors for cinema use where only one set of apparatus can be used at one time, the wattage of only the largest set shall be considered.*

   d) *Empty sockets shall be considered as 100 watts each*

2. The customer shall notify the Company of any change in connected load.

3. The energy requirements of a single family dwelling or a single entity including accessory facilities (garage, servants' quarters, pumps, swimming pools, etc.) shall be served through only one meter.

RESIDENTIAL AND GENERAL WHEELING SERVICE
(ERC CASE NOS. 2001-900 & 2001-646)

AVAILABLE:

In the territory served by the Company.

APPLICABLE:

To residential customers for all domestic purposes in a single family dwelling [a dwelling unit is considered as having one (1) kitchen]; to individually metered apartments and those facilities for not more than a three (3) family structure or compound which are used in common when connected to the meter serving one of the apartments; to residential family dwellings in a family compound served under a single meter; to a single family dwelling when the family accommodates non-members provided the floor space occupied by the non-members is not more than that (floor space of common use excluded) occupied by the family; also applicable to temporary service for the construction of a single family dwelling, all including accessory facilities (garage, servants' quarters, pumps, swimming pools, etc.) served through the same meter which serve the premises to which they are accessory; to non-residential customers with a connected load of not more than 5,000 watts.

CHARACTER OF SERVICE:

Alternating current, 60 hertz, 230 volts, two wire service is available.

RATE: *(per month)*

<u>LIFELINE CUSTOMERS</u> (Consuming 100 kilowatt-hours and below)

A. DISTRIBUTION SYSTEM CHARGE

(Residential consuming 0 to 50 kWh)	P0.5729 per kWh
(Residential consuming 51 to 70 kWh)	P0.5729 per kWh
(Residential consuming 71 to100 kWh)	P0.5729 per kWh

B. METERING CHARGE

1) Retail Customer Charge/month	P5.00
2) Metering System Charge	P0.2435 per kWh

C. SUPPLY CHARGE P0.5271 per kWh

D. UNIVERSAL CHARGE

1) Missionary Electrification (ERC CASE NO. 2001-165)	P0.0168 per kWh
2) Rehabilitation and Management of Watershed Areas (ERC CASE NO. 2002-194)	P0.0025 per kWh

E. INTER CLASS CROSS SUBSIDY (P0.7130) per kWh

F. SYSTEM LOSS CHARGE P 0.5493 per kWh

G. LIFELINE RATE SUBSIDY P 0.00 per kWh

OTHER RGS CUSTOMERS (Consuming more than 100kilowatt-hours)

A. DISTRIBUTION SYSTEM CHARGE

(Residential consuming 101 to 200 kWh)	P0.5729 per kWh
(Residential consuming 201 to 300 kWh)	P0.8765 per kWh
(Residential consuming 301 to 400 kWh)	P1.1628 per kWh
(Residential consuming over 400 kWh up)	P1.6615 per kWh

B. METERING CHARGE

1) Retail Customer Charge/month	P5.00
2) Metering System Charge	P0.2435 per kWh

C. SUPPLY CHARGE P0.5271 per kWh

D. UNIVERSAL CHARGE

1) Missionary Electrification (ERC CASE NO. 2001-165)	P0.0168 per kWh
2) Rehabilitation and Management of Watershed Areas (ERC CASE NO. 2002-194)	P0.0025 per kWh

E. INTER CLASS CROSS SUBSIDY (P0.7130) per kWh

F. SYSTEM LOSS CHARGE P 0.5493 per kWh

F. LIFELINE RATE SUBSIDY P0.0761 per kWh

G. OTHER CHARGES

1) Incremental Currency Exchange Rate Adjustment (ICERA)

Applicable Incremental Currency Exchange Rate Adjustment for the billing month as a percent of distribution system charge.

2) The following graduated scale for lifeline discount shall be applied to residential charges: Generation, Transmission, Distribution, Supply, Metering and System Loss. In a given billing period, an end-user at any of the consumption level shall be given the specified corresponding discount on each of these rate components. An end-user with a level of consumption exceeding 100 kWh in a particular billing period shall not be entitled to any lifeline rate for said period.

kWh Consumption	% Lifeline Discount
50 kWh and below	50.00%
51-70 kWh	35.00%
71-100 kWh	20.00%

3) Generation Rate Adjustment Mechanism (GRAM)

MINIMUM CHARGE:

Total minimum charges per cust./month shall be PhP 5.00

TERM OF CONTRACT:

Not less than one (1) month, automatically renewing.

SPECIAL PROVISIONS:

1. Determination of connected load:

   a) *Motors will be considered as 800 watts per horsepower, except for air-conditioning and refrigerating units with sealed-in type compressor motors in which the volt-amperes will be considered unless the kW rating or power factor is available.*

   b) *Nameplate ratings of motors, devices, and appliances shall be used where available. If not available, such as for transformer-type welders, X-ray apparatus, etc., the connected load will be considered as the volt-amperes.*

   c) *In case of duplicate equipment, such as projectors for cinema use where only one set of apparatus can be used at one time, the wattage of only the largest set shall be considered.*

   d) *Empty sockets shall be considered as 100 watts each.*

2. The customer shall notify the Company of any change in connected load.

3. The energy requirements of a single family dwelling or a single entity including accessory facilities (garage, servants' quarters, pumps, swimming pools, etc.) shall be served through only one meter.

File No. 82-3237

Schedule FS-RS

FLAT STREETLIGHTING RETAIL SERVICE

(ERC CASE NOS. 2001-900 & 2001-646)

AVAILABILITY:

From dusk to dawn in the territory served by the Company and supplied from existing overhead 115/230 volt secondary lines (125/216 volt in the Network Area). Company-owned luminaires for this service shall be installed by the Company and mounted on existing distribution poles which for purposes of this Schedule is defined as pole primarily installed to support distribution and/or service wires. Service will be in accordance with Company specifications as to equipment, installation, maintenance and operation. All luminaires installed hereunder must be accessible to Company's vehicles for installation and maintenance. Individual lamps will be replaced upon service failure as soon as practicable after notification by the Customer. Relocation of an installation at Customer's request or because of governmental requirements will be made at Customer's expense. Service hereunder will be discontinued without obligation or liability on the part of the Company if poles being utilized for this service are removed due to an undergrounding program.

RATE: *(per lamp per month)*

Flat Streetlights	Gen. Rate	Trans. Rate	Distr. Rate	S.L. Rate	Supply Rate	Subsidy Rate	Universal Charge	Lifeline Subsidy	Rate per lamp/mo.
125 W Mercury, 70 W HPS or their equivalent	148.64	40.97	104.16	23.47	10.99	(113.95)	0.87	3.43	200
250 W Mercury, 150 W HPS or their equivalent	297.28	81.94	208.32	46.95	21.97	(227.90)	1.74	6.85	400
400 W Mercury, 250 W HPS or their equivalent	475.65	131.10	333.31	75.12	35.16	(364.65)	2.78	10.97	600
400 W HPS or its equivalent	761.03	209.77	533.30	120.19	56.25	(583.43)	4.45	17.54	1,274.24

TERM OF CONTRACT:

Not less than one year, automatically renewing.

NOTES:

a. *Streetlights installed by any government or private entities within their respective area shall be metered and billed under the applicable rate schedules. Maintenance of metered streetlights shall be the responsibility of the respective government or private entities.*

b. *The rates will be subject to yearly adjustment to reflect changes in purchased power cost as reflected in the Generation Charge and foreign currency fluctuations as reflected in the Currency Exchange Rate Adjustment (CERA).*

FLAT STREETLIGHTING WHEELING SERVICE

(ERC CASE NOS. 2001-900 & 2001-646)

AVAILABILITY:

From dusk to dawn in the territory served by the Company and supplied from existing overhead 115/230 volt secondary lines (125/216 volt in the Network Area). Company-owned luminaires for this service shall be installed by the Company and mounted on existing distribution poles which for purposes of this Schedule is defined as pole primarily installed to support distribution and/or service wires. Service will be in accordance with Company specifications as to equipment, installation, maintenance and operation. All luminaires installed hereunder must be accessible to Company's vehicles for installation and maintenance. Individual lamps will be replaced upon service failure as soon as practicable after notification by the Customer. Relocation of an installation at Customer's request or because of governmental requirements will be made at Customer's expense. Service hereunder will be discontinued without obligation or liability on the part of the Company if poles being utilized for this service are removed due to an undergrounding program.

RATE: *(per lamp per month)*

Flat Streetlights	Distr. Rate	S.L. Rate	Subsidy Rate	Universal Charge	Lifeline Subsidy	Rate per lamp/ mo.
125 W Mercury, 70 W HPS or their equivalent	104.16	23.47	(113.95)	0.87	3.43	15
250 W Mercury, 150 W HPS or their equivalent	208.32	46.95	(227.90)	1.74	6.85	30
400 W Mercury, 250 W HPS or their equivalent	333.31	75.12	(364.65)	2.78	10.97	45
400 W HPS or its equivalent	533.30	120.19	(583.43)	4.45	17.54	115.49

TERM OF CONTRACT:

Not less than one year, automatically renewing.

NOTES:

a. *Streetlights installed by any government or private entities within their respective area shall be metered and billed under the applicable rate schedules. Maintenance of metered streetlights shall be the responsibility of the respective government or private entities.*

b. *The rates will be subject to yearly adjustment to reflect changes in purchased power cost as reflected in the Generation Charge and foreign currency fluctuations as reflected in the Currency Exchange Rate Adjustment (CERA).*

GOVERNMENT HOSPITALS AND METERED STREETLIGHTING RETAIL SERVICE

(ERC CASE NOS. 2001-900 & 2001-646)

AVAILABLE:

In the territory served by the Company.

APPLICABLE:

To government-owned metered streetlighting services for public streets; to government-owned hospitals duly registered and certified by the Bureau of Medical Services: as well as to Rizal Park and other parks under the National Park Development Authority consisting of the following: 1) Burham Park, New Luneta; 2) South Boulevard: 3) Halamang Pilipino, Finance Building, Gen. Luna: 4) T. M. Kalaw: 5) Paco Cemetery, Gen. Luna, Paco: 6) Fort Santiago, Sta. Clara cor. Arsobispo, Intramuros. 7) Rizal Monument, Old Luneta for general lighting, heating and/or power purposes; to facilities of charitable institutions duly registered and certified by the Department of Social Welfare and Development; as well as to all government-owned traffic lights within the territory being served by the company.

CHARACTER OF SERVICE:

Alternating current, 60 hertz, phase and voltage as available and appropriate.

RATE: *(per month)*

A.	GENERATION CHARGE*	P3.3027 per kWh
B.	TRANSMISSION CHARGE	P1.1885 per kW
C.	DISTRIBUTION SYSTEM CHARGE	P0.5262 per kWh
D.	METERING CHARGE	P127.53 per cust./mo.
E.	SUPPLY CHARGE	P203.08 per cust./mo.

* Deferred PPA of P0.1002/kWh shall be added to the Generation Charge pursuant to ERC Order dated May 29, 2003 in ERC Case No. 2001-383.

F. UNIVERSAL CHARGE

1) Missionary Electrification (ERC CASE NO. 2001-165)	P0.0168 per kWh
2) Rehabilitation and Management of Watershed Areas (ERC CASE NO. 2002-194)	P0.0025 per kWh

G. INTER CLASS CROSS SUBSIDY P (1.0889) per kWh

H. SYSTEM LOSS CHARGE P0.5217 per kWh

I. LIFELINE RATE SUBSIDY P0.0761 per kWh

J. OTHER CHARGES

Generation Rate Adjustment Mechanism (GRAM)

Incremental Currency Exchange Rate Adjustment (ICERA)

Applicable Incremental Currency Exchange Rate Adjustment for the billing month as a percent of distribution system charge.

MINIMUM CHARGE:

Metering Charge per month	Php 127.53
Supply Charge per month	203.08
TOTAL MINIMUM CHARGE/MO.	Php 330.61

TERM OF CONTRACT:

Not less than one (1) year, automatically renewing.

SPECIAL PROVISIONS:

1. Determination of Connected Load:

   a. *Motors will be considered at 800 watts per horsepower, except for air-conditioning and refrigerating units with sealed-in type compressor motors in which the volt-amperes will be considered unless the kW rating or power factor is available.*

   b. *Nameplate rating of motors, devices, and appliances shall be used where available. If not available, such as for transformer-type welders, X-ray equipment, etc., the connected load will be considered as the volt-amperes.*

   c. *In case of duplicate equipment, such as projectors for cinema use where only one set of apparatus can be used at one time, the wattage of only the largest set shall be considered.*

2. The minimum monthly bill for the transformer-type welders and X-ray equipment will be P3.00 per KVA, in addition to the regular minimum.

3. The customer shall notify the Company of any change in connected load.

GOVERNMENT HOSPITALS AND METERED STREETLIGHTING WHEELING SERVICE

(ERC CASE NOS. 2001-900 & 2001-646)

AVAILABLE:

In the territory served by the Company.

APPLICABLE:

To government-owned metered streetlighting services for public streets; to government-owned hospitals duly registered and certified by the Bureau of Medical Services; as well as to Rizal Park and other parks under the National Park Development Authority consisting of the following: 1) Burham Park, New Luneta; 2) South Boulevard; 3) Halamang Pilipino, Finance Building, Gen. Luna; 4) T. M. Kalaw; 5) Paco Cemetery, Gen. Luna, Paco; 6) Fort Santiago, Sta. Clara cor. Arsobispo, Intramuros. 7) Rizal Monument, Old Luneta for general lighting, heating and/or power purposes; to facilities of charitable institutions duly registered and certified by the Department of Social Welfare and Development; as well as to all government-owned traffic lights within the territory being served by the company.

CHARACTER OF SERVICE:

Alternating current, 60 hertz, phase and voltage as available and appropriate.

RATE: *(per month)*

A	DISTRIBUTION SYSTEM CHARGE	P0.5262 per kWh
D.	METERING CHARGE	P127.53 per cust./mo.
E.	SUPPLY CHARGE	P203.08 per cust./mo.

F. UNIVERSAL CHARGE

1) Missionary Electrification (ERC CASE NO. 2001-165)	P0.0168 per kWh
2) Rehabilitation and Management of Watershed Area (ERC CASE NO. 2002-194)	P0.0025 per kWh

G. INTER CLASS CROSS SUBSIDY (P1.0889) per kWh

H. SYSTEM LOSS CHARGE P0.5217 per kWh

I. LIFELINE RATE SUBSIDY P0.0761 per kWh

J. OTHER CHARGES

Generation Rate Adjustment Mechanism (GRAM)

Incremental Currency Exchange Rate Adjustment (ICERA)

Applicable Incremental Currency Exchange Rate Adjustment for the billing month as a percent of distribution system charge.

MINIMUM CHARGE:

Metering Charge per month	Php 127.53
Supply Charge per month	203.08
TOTAL MINIMUM CHARGE/MO.	**Php 330.61**

TERM OF CONTRACT:

Not less than one (1) year, automatically renewing.

SPECIAL PROVISIONS:

1. Determination of Connected Load:

   a. *Motors will be considered at 800 watts per horsepower, except for air-conditioning and refrigerating units with sealed-in type compressor motors in which the volt-amperes will be considered unless the kW rating or power factor is available.*

   b. *Nameplate rating of motors, devices, and appliances shall be used where available. If not available, such as for transformer-type welders, X-ray equipment, etc., the connected load will be considered as the volt-amperes.*

   c. *In case of duplicate equipment, such as projectors for cinema use where only one set of apparatus can be used at one time, the wattage of only the largest set shall be considered.*

2. The minimum monthly bill for the transformer-type welders and X-ray equipment will be P3.00 per KVA, in addition to the regular minimum.

3. The customer shall notify the Company of any change in connected load.

NON-INDUSTRIAL RETAIL SERVICE
(ERC CASE NOS. 2001-900 & 2001-646)

AVAILABLE:

In the territory served by the Company.

APPLICABLE:

To non-industrial customers with demand greater than five (5) kilowatts for general power, heating and/or lighting.

CHARACTER OF SERVICE:

Alternating current, 60 hertz, phase and voltage as available and appropriate.

RATE: *(per month)*

A.	GENERATION CHARGE*	P3.3027 per kWh
B.	TRANSMISSION CHARGE	
	1) Small	P 258.31 per kW
	2) Medium	
	2.1) Secondary	P 290.11 per kW
	2.2 Below 13.2	P 294.57 per kW
	2.3) 13.8/13.2 kV	P 300.10 per kW
	2.4) 34.5 kV	P 311.44 per kW
	3) Large	
	3.1) Secondary	P 290.11 per kW
	3.2) Below 13.2 kV	P 294.57 per kW
	3.3) 13.8/13.2 kV	P 300.10 per kW
	3.4) 34.5 kV	P 311.44 per KW

* Deferred PPA of P0.1002/kWh shall be added to the Generation Charge pursuant to ERC Order dated May 29, 2003 in ERC Case No. 2001-383.

4) Very Large	
4.1) below 13.2 kV	P 294.57 per kW
4.2) 13.8/13.2 kV	P 300.10 per kW
4.3) 34.5 kV	P 311.44 per kW
4.4) 115 kV	P 326.12 per kW

C. DISTRIBUTION SYSTEM CHARGE

1) Small	P 141.87 per kW
2) Medium	
2.1) Secondary	P 119.40 per kW
2.2) Below 13.2 kV	P 112.94 per kW
2.3) 13.8/13.2 kV	P 123.27 per kW
2.4) 34.5 kV	P 124.62 per kW
3) Large	
3.1) Secondary	P 119.40 per kW
3.2) Below 13.2 kV	P 112.94 per kW
3.3) 13.8/13.2 kV	P 123.27 per kW
3.4) 34.5 kV	P 124.62 per kW
4) Very Large	
4.1) Below 13.2 kV	P 112.94 per kW
4.2) 13.8/13.2 kV	P 123.27 per kW
4.3) 34.5 kV	P 124.62 per kW
4.4) 115 kV	P 122.76 per kW

D. METERING CHARGE — P317.74 per cust./mo.

E. SUPPLY CHARGE — P655.33 per cust./mo.

F. UNIVERSAL CHARGE

1) Missionary Electrification (ERC CASE NO. 2001-165)	P0.0168 per kWh
2) Rehabilitation & Management of Watershed Area (ERC CASE NO. 2002-194)	P0.0025 per kWh

G. INTER CLASS CROSS SUBSIDY

2.1) Small	P0.3165 per kWh
2.2) Medium	P0.5780 per kWh
2.3) Large	P0.6953 per kWh
2.4) Very Large	P0.7822 per kWh

H. SYSTEM LOSS CHARGE

1) Small	P 0.5482 per kWh
2) Medium	
2.1) Secondary	P 0.5179 per kWh
2.2) Below 13.2 kV	P 0.3103 per kWh
2.3) 13.8/13.2 kV	P 0.2715 per kWh
2.4) 34.5 kV	P 0.2273 per kWh
3) Large	
3.1) Secondary	P 0.5179 per kWh
3.2) Below 13.2 kV	P 0.3103 per kWh
3.3) 13.8/13.2 kV	P 0.2715 per kWh
3.4) 34.5 kV	P 0.2273 per kWh
4) Very Large	
4.1) Below 13.2 kV	P 0.3103 per kWh
4.2) 13.8/13.2 kV	P 0.2715 per kWh
4.3) 34.5 kV	P 0.2273 per kWh
4.3) 115 kV	P 0.0710 per kWh

I. LIFELINE RATE SUBSIDY

P0.0761 per kWh

J. OTHER CHARGES

Generation Rate Adjustment Mechanism (GRAM)

Incremental Currency Exchange Rate Adjustment (ICERA)

Applicable Incremental Currency Exchange Rate Adjustment for the billing month as a percent of distribution system charge.

MINIMUM CHARGE:

Meter Customer Charge per month	PhP 317.74
Supply Charge	655.33
TOTAL MINIMUM CHARGE	PhP 973.07

BILLING DEMAND:

The billing demand shall be determined by measurement and considered as the highest average rate at which energy is consumed during any 15 consecutive minutes of the monthly period for which bill is rendered and shall not be less than 5 kilowatts for small customers and 40 kilowatts for other customers. For customers with not less than 500 kilowatts contracted capacity, the billing demand shall in no case be considered as less than 70% of the contracted kilowatt capacity.

POWER FACTOR ADJUSTMENT:

The rates set forth in the previous page are based upon an average monthly power factor of 85% which the customer agrees to maintain. Should the average monthly power factor of medium, large and very large customers be less or more than 85%, the ***total distribution and transmission system*** charges (excluding discounts) should be adjusted by the following:

- *0.6% surcharges for every percentage point lower than 85%*
- *0.3% discount for every percentage point higher than 85%*

SPECIAL DISCOUNT

A 3% discount on the sum of distribution, metering, ***system loss charge*** and supply charges (excluding discount) will be allowed to Educational Institutions duly registered and certified by the Department of Education, Culture and Sports and to Private Hospitals duly registered and certified by the Bureau of Medical Services, provided the metered service serves solely the energy requirements of the educational institutions and/or private hospitals.

TERM OF CONTRACT:

For Small customers, not less than one (1) month automatically renewing, except for customers affected by Special Provision No. 2. Not less than one year, automatically renewing, for medium and large customers.

SPECIAL PROVISIONS:

1. Determination of connected load:

   a) *Motors will be considered as 800 watts per horsepower, except for air-conditioning and refrigerating units with sealed-in type compressor motors in which the volt-amperes will be considered unless the kW rating or power factor is available.*

   b) *Nameplate ratings of motors, devices, and appliances shall be used where available. If not available, such as for transformer-type welders, X-ray apparatus, etc., the connected load will be considered as the volt-amperes.*

c) In case of duplicate equipment, such as projectors for cinema use where only one set of apparatus can be used at one time, the wattage of only the largest set shall be considered.

d) Empty sockets shall be considered as 100 watts each.

2. The customer shall notify the Company of any change in connected load.

3. The energy requirements of a single family dwelling or a single entity including accessory facilities (garage, servants' quarters, pumps, swimming pools, etc.) shall be served through only one meter.

NON-INDUSTRIAL WHEELING SERVICE
(ERC CASE NOS. 2001-900 & 2001-646)

AVAILABLE:

In the territory served by the Company.

APPLICABLE:

To non-industrial customers with demand greater than five (5) kilowatts for general power, heating and/or lighting.

CHARACTER OF SERVICE:

Alternating current, 60 hertz, phase and voltage as available and appropriate.

RATE: *(per month)*

A. DISTRIBUTION SYSTEM CHARGE

1) Small	P 141.87 per kW
2) Medium	
2.1) Secondary	P 119.40 per kW
2.2) Below 13.2 kV	P 112.94 per kW
2.3) 13.8/13.2 kV	P 123.27 per kW
2.4) 34.5 kV	P 124.62 per kW
3) Large	
3.1) Secondary	P 119.40 per kW
3.2) Below 13.2 kV	P 112.94 per kW
3.3) 13.8/13.2 kV	P 123.27 per kW
3.4) 34.5 kV	P 124.62 per kW
4) Very Large	
4.1) Below 13.2 kV	P 112.94 per kW
4.2) 13.8/13.2 kV	P 123.27 per kW
4.3) 34.5 kV	P 124.62 per kW
4.4) 115 kV	P 122.76 per kW

B. METERING CHARGE P317.74 per cust., mo.

C. SUPPLY CHARGE P655.33 per cust., mo.

D. UNIVERSAL CHARGE

1) Missionary Electrification (ERC CASE NO. 2001-165)	P0.0168 per kWh
2) Rehabilitation and Management of Watershed Area (ERC CASE NO. 2002-194)	P0.0025 per kWh

E. INTER CLASS CROSS SUBSIDY

2.1) Small	P0.3165 per kWh
2.2) Medium	P0.5780 per kWh
2.3) Large	P0.6958 per kWh
2.4) Very Large	P0.7822 per kWh

F. SYSTEM LOSS CHARGE

1) Small	P 0.5482 per kWh
2) Medium	
2.1) Secondary	P 0.5179 per kWh
2.2) Below 13.2 kV	P 0.3103 per kWh
2.3) 13.8/13.2 kV	P 0.2715 per kWh
2.4) 34.5 kV	P 0.2273 per kWh
3) Large	
3.1) Secondary	P 0.5179 per kWh
3.2) Below 13.2 kV	P 0.3103 per kWh
3.3) 13.8/13.2 kV	P 0.2715 per kWh
3.4) 34.5 kV	P 0.2273 per kWh
4) Very Large	
4.1) Below 13.2 kV	P 0.3103 per kWh
4.2) 13.8/13.2 kV	P 0.2715 per kWh
4.3) 34.5 kV	P 0.2273 per kWh
4.3) 115 kV	P 0.0710 per kWh

G. LIFELINE RATE SUBSIDY P0.0761 per kWh

H. OTHER CHARGES

Generation Rate Adjustment Mechanism (GRAM)

Currency Exchange Rate Adjustment (CERA)

Applicable Currency Exchange Rate Adjustment for the billing month as a percent of distribution system charge.

MINIMUM CHARGE:

Meter Customer Charge per month	PhP 317.74
Supply Charge	655.33
TOTAL MINIMUM CHARGE	PhP 973.07

BILLING DEMAND:

The billing demand shall be determined by measurement and considered as the highest average rate at which energy is consumed during any 15 consecutive minutes of the monthly period for which bill is rendered and shall not be less than 5 kilowatts for small customers and 40 kilowatts for other customers. For customers with not less than 500 kilowatts contracted capacity, the billing demand shall in no case be considered as less than 70% of the contracted kilowatt capacity.

POWER FACTOR ADJUSTMENT:

The rates set forth in the previous page are based upon an average monthly power factor of 85% which the customer agrees to maintain. Should the average monthly power factor of medium, large and very large customers be less or more than 85%, the total ***distribution and transmission system charges*** (excluding discounts) should be adjusted by the following:

- *0.6% surcharges for every percentage point lower than 85%*
- *0.3% discount for every percentage point higher than 85%*

SPECIAL DISCOUNT

A 3% discount on the sum of distribution, metering, ***system loss*** and supply charges (excluding discount) will be allowed to Educational Institutions duly registered and certified by the Department of Education, Culture and Sports and to Private Hospitals duly registered and certified by the Bureau of Medical Services, provided the metered service serves solely the energy requirements of the educational institutions and/or private hospitals.

TERM OF CONTRACT:

For Small customers, not less than one (1) month automatically renewing, except for customers affected by Special Provision No. 2. Not less than one year, automatically renewing, for medium and large customers.

SPECIAL PROVISIONS:

1. Determination of connected load:

   a) *Motors will be considered as 800 watts per horsepower, except for air-conditioning and refrigerating units with sealed-in type compressor motors in which the volt-amperes will be considered unless the kW rating or power factor is available.*

   b) *Nameplate ratings of motors, devices, and appliances shall be used where available. If not available, such as for transformer-type welders, X-ray apparatus, etc., the connected load will be considered as the volt-amperes.*

   c) *In case of duplicate equipment, such as projectors for cinema use where only one set of apparatus can be used at one time, the wattage of only the largest set shall be considered.*

   d) *Empty sockets shall be considered as 100 watts each.*

2. The customer shall notify the Company of any change in connected load.

3. The energy requirements of a single family dwelling or a single entity including accessory facilities (garage, servants' quarters, pumps, swimming pools, etc.) shall be served through only one meter.

INDUSTRIAL WHEELING SERVICE
(ERC CASE NOS. 2001-900 & 2001-646)

AVAILABLE:

In the territory served by the Company.

APPLICABLE:

To industrial customers with demand greater than five (5) kilowatts for general power, heating and/or lighting.

CHARACTER OF SERVICE:

Alternating current, 60 hertz, phase and voltage as available and appropriate.

RATE: *(per month)*

A. DISTRIBUTION SYSTEM CHARGE

1) Small	P 141.87 per kW
2) Medium	
2.1) Secondary	P 119.40 per kW
2.2) 13.8/13.2 kV	P 123.27 per kW
2.3) 34.5 kV	P 124.62 per kW
3) Large	
3.1) Secondary	P 119.40 per kW
3.2) Below 13.2 kV	P 112.94 per kW
3.3) 13.8/13.2 kV	P 123.27 per kW
3.4) 34.5 kV	P 124.62 per kW
4) Very Large	
4.1) 13.8/13.2 kV	P 123.27 per kW
4.2) 34.5 kV	P 124.62 per kW
5) Extra Large	
5.1) 34.5 kV	P 124.62 per kW
5.2) 115 kV	P 122.76 per kW

B. METERING CHARGE — P317.74 per cust./mo.

C. SUPPLY CHARGE — P655.33per cust./mo.

D. UNIVERSAL CHARGE

1) Missionary Electrification (ERC CASE NO. 2001-165)	P0.0168 per kWh
2) Rehabilitation and Management of Watershed Areas (ERC CASE NO. 2002-194)	P0.0025 per kWh

E. INTER CLASS CROSS SUBSIDY

2.1) Small	P (1.0155) per kWh
2.2) Medium	P0.0892 per kWh
2.3) Large	P0.2738 per kWh
2.4) Very Large	P0.5139 per kWh
2.5) Extra Large	P0.6306 per kW

F. SYSTEM LOSS CHARGE

1) Small	P 0.5482 per kWh
2) Medium	
2.1) Secondary	P 0.5179 per kWh
2.2) 13.8/13.2 kV	P 0.2715 per kWh
2.3) 34.5 kV	P 0.2273 per kWh
3) Large	
3.1) Secondary	P 0.5179 per kWh
3.2) Below 13.2 kV	P 0.3103 per kWh
3.3) 13.8/13.2 kV	P 0.2715 per kWh
3.4) 34.5 kV	P 0.2273 per kWh
4) Very Large	
4.1) 13.8/13.2 kV	P 0.2715 per kWh
4.2) 34.5 kV	P 0.2273 per kWh
5) Extra Large	
5.1) 34.5 kV	P 0.2273 per kWh
115 kV	P 0.0710 per kWh

G. LIFELINE RATE SUBSIDY — P0.0761 per kWh

H. OTHER CHARGES

Generation Rate Adjustment Mechanism (GRAM)

Incremental Currency Exchange Rate Adjustment (ICERA)

Applicable Incremental Currency Exchange Rate Adjustment for the billing month as a percent of distribution system charge

MINIMUM CHARGE:

Meter Customer Charge per month	PhP 317.74
Supply Charge	655.33
TOTAL MINIMUM CHARGE	PhP 973.07

BILLING DEMAND:

The billing demand shall be determined by measurement and considered as the highest average rate at which energy is consumed during any 15 consecutive minutes of the monthly period for which bill is rendered and shall not be less than 5 kilowatts for small customers and 40 kilowatts for other customers. For customers with not less than 500 kilowatts contracted capacity, the billing demand shall in no case be considered as less than 70% of the contracted kilowatt capacity.

POWER FACTOR ADJUSTMENT:

The rates set forth in the previous page are based upon an average monthly power factor of 85% which the customer agrees to maintain. Should the average monthly power factor of medium, large and very large customers be less or more than 85%, the ***total distribution and transmission system charges*** (excluding discounts) should be adjusted by the following:

- *0.6% surcharges for every percentage point lower than 85%*
- *0.3% discount for every percentage point higher than 85%*

TERM OF CONTRACT:

For Small customers, not less than one (1) month automatically renewing, except for customers affected by Special Provision No. 2. Not less than one year, automatically renewing, for medium and large customers.

SPECIAL PROVISIONS:

1. Determination of connected load:

   a) *Motors will be considered as 800 watts per horsepower, except for air-conditioning and refrigerating units with sealed-in type compressor motors in which the volt-amperes will be considered unless the kW rating or power factor is available.*

b) *Nameplate ratings of motors, devices, and appliances shall be used where available. If not available, such as for transformer-type welders, X-ray apparatus, etc., the connected load will be considered as the volt-amperes.*

c) *In case of duplicate equipment, such as projectors for cinema use where only one set of apparatus can be used at one time, the wattage of only the largest set shall be considered.*

d) *Empty sockets shall be considered as 100 watts each.*

2. The customer shall notify the Company of any change in connected load. Customers found with more load than reported or contracted shall be billed under the classification corresponding to the newly-found load.

3. The energy requirement of a single entity including its accessory facilities shall be served through only one meter.

INDUSTRIAL RETAIL SERVICE
(ERC CASE NOS. 2001-900 & 2001-646)

AVAILABLE:

In the territory served by the Company.

APPLICABLE:

To industrial customers with demand greater than five (5) kilowatts for general power, heating and/or lighting.

CHARACTER OF SERVICE:

Alternating current. 60 hertz, phase and voltage as available and appropriate.

RATE: *(per month)*

A.	GENERATION CHARGE*	P3.3027 per kWh
B.	TRANSMISSION CHARGE	
	1) Small	P 258.31 per kW
	2) Medium	
	2.1) Secondary	P 290.11 per kW
	2.2) 13.8/13.2 kV	P 300.10 per kW
	2.3) 34.5 kV	P 311.14 per kW
	3) Large	
	3.1) Secondary	P 290.11 per kW
	3.2) Below 13.2 kV	P 294.57 per kW
	3.3) 13.8/13.2 kV	P 300.10 per kW
	3.4) 34.5 kV	P 311.44 per KW

* Deferred PPA of P0.1002/kWh shall be added to the Generation Charge pursuant to ERC Order dated May 29, 2003 in ERC Case No. 2001-383.

4) Very Large
4.1) 13.8/13.2 kV — P 300.10 per kW
4.2) 34.5 kV — P 311.44 per kW

5) Extra Large
5.1) 34.5 kV — P 311.44 per kW
5.2) 115 kV — P 326.12 per kW

C. DISTRIBUTION SYSTEM CHARGE

1) Small	P 141.87 per kW
2) Medium	
2.1) Secondary	P 119.40 per kW
2.2) 13.8/13.2 kV	P 123.27 per kW
2.3) 34.5 kV	P 124.62 per kW
3) Large	
3.1) Secondary	P 119.40 per kW
3.2) Below 13.2 kV	P 112.94 per kW
3.3) 13.8/13.2 kV	P 123.27 per kW
3.4) 34.5 kV	P 124.62 per kW
4) Very Large	
4.1) 13.8/13.2 kV	P 123.27 per kW
4.2) 34.5 kV	P 124.62 per kW
5) Extra Large	
5.1) 34.5 kV	P 124.62 per kW
5.2) 115 kV	P 122.76 per kW

D. METERING CHARGE — P317.74 per cust./mo.

E. SUPPLY CHARGE — P655.33 per cust./mo.

F. UNIVERSAL CHARGE

1) Missionary Electrification (ERC CASE NO. 2001-165) — P0.0168 per kWh
2) Rehabilitation and Management of Watershed Areas (ERC CASE NO. 2002-194) — P0.0025 per kWh

G. INTER CLASS CROSS SUBSIDY

2.1) Small	P (1.0155) per kWh
2.2) Medium	P0.0892 per kWh
2.3) Large	P0.2738 per kWh
2.4) Very Large	P0.5139 per kWh
2.5) Extra Large	P0.6306 per kWh

H. SYSTEM LOSS CHARGE

1) Small	P 0.5482 per kWh
2) Medium	
2.1) Secondary	P 0.5179 per kWh
2.2) 13.8/13.2 kV	P 0.2715 per kWh
2.3) 34.5 kV	P 0.2273 per kWh
3) Large	
3.1) Secondary	P 0.5179 per kWh
3.2) Below 13.2 kV	P 0.3103 per kWh
3.3) 13.8/13.2 kV	P 0.2715 per kWh
3.4) 34.5 kV	P 0.2273 per kWh
4) Very Large	
4.1) 13.8/13.2 kV	P 0.2715 per kWh
4.2) 34.5 kV	P 0.2273 per kWh
5) Extra Large	
5.1) 34.5 kV	P 0.2273 per kWh
115 kV	P 0.0710 per kWh

I. LIFELINE RATE SUBSIDY P0.0761 per kWh

J. OTHER CHARGES

Generation Rate Adjustment Mechanism (GRAM)

Incremental Currency Exchange Rate Adjustment (ICERA)

Applicable Incremental Currency Exchange Rate Adjustment for the billing month as a percent of distribution system charge

MINIMUM CHARGE:

Meter Customer Charge per month	PhP 317.74
Supply Charge	655.33
TOTAL MINIMUM CHARGE	**PhP 973.07**

BILLING DEMAND:

The billing demand shall be determined by measurement and considered as the highest average rate at which energy is consumed during any 15 consecutive minutes of the monthly period for which bill is rendered and shall not be less than 5 kilowatts for small customers and 40 kilowatts for other customers. For customers with not less than 500 kilowatts contracted capacity, the billing demand shall in no case be considered as less than 70% of the contracted kilowatt capacity.

POWER FACTOR ADJUSTMENT:

The rates set forth in the previous page are based upon an average monthly power factor of 85% which the customer agrees to maintain. Should the average monthly power factor of medium, large and very large customers be less or more than 85%, the **total distribution and transmission system charges** (excluding discounts) should be adjusted by the following:

- *0.6% surcharges for every percentage point lower than 85%*
- *0.3% discount for every percentage point higher than 85%*

TERM OF CONTRACT:

For Small customers, not less than one (1) month automatically renewing, except for customers affected by Special Provision No. 2. Not less than one year, automatically renewing, for medium and large customers.

SPECIAL PROVISIONS:

1. Determination of connected load:

   a) *Motors will be considered as 800 watts per horsepower, except for air-conditioning and refrigerating units with sealed-in type compressor motors in which the volt-amperes will be considered unless the kW rating or power factor is available.*

   b) *Nameplate ratings of motors, devices, and appliances shall be used where available. If not available, such as for transformer-type welders, X-ray apparatus, etc., the connected load will be considered as the volt-amperes.*

   c) *In case of duplicate equipment, such as projectors for cinema use where only one set of apparatus can be used at one time, the wattage of only the largest set shall be considered.*

   d) *Empty sockets shall be considered as 100 watts each.*

2. The customer shall notify the Company of any change in connected load. Customers found with more load than reported or contracted shall be billed under the classification corresponding to the newly-found load.

3. The energy requirement of a single entity including its accessory facilities shall be served through only one meter.

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *June 11, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P102.009 Billion (as of April 30, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached copy of REPUBLIC ACT NO. 9209 (AN ACT GRANTING THE MANILA ELECTRIC COMPANY A FRANCHISE TO CONSTRUCT, OPERATE AND MAINTAIN A DISTRIBUTION SYSTEM FOR THE CONVEYANCE OF ELECTRIC POWER TO THE END USERS IN THE CITIES/MUNICIPALITES OF METRO MANILA, BULACAN, CAVITE AND RIZAL, AND CERTAIN CITIES/MUNICIPALITIES/BARANGAYS IN BATANGAS, LAGUNA, QUEZON AND PAMPANGA.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: June 11, 2003

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

H. No. 4451

Republic of the Philippines

Congress of the Philippines

Metro Manila

Twelfth Congress

Second Regular Session

Begun and held in Metro Manila, on Monday, the twenty-second day of July, two thousand two.

[REPUBLIC ACT NO. 9209]

AN ACT GRANTING THE MANILA ELECTRIC COMPANY A FRANCHISE TO CONSTRUCT, OPERATE AND MAINTAIN A DISTRIBUTION SYSTEM FOR THE CONVEYANCE OF ELECTRIC POWER TO THE END-USERS IN THE CITIES/MUNICIPALITIES OF METRO MANILA, BULACAN, CAVITE AND RIZAL, AND CERTAIN CITIES/MUNICIPALITIES/BARANGAYS IN BATANGAS, LAGUNA, QUEZON AND PAMPANGA

Be it enacted by the Senate and House of Representatives of the Philippines in Congress assembled:

SECTION 1. *Nature and Scope of Franchise.* – Subject to the provisions of the Constitution and applicable laws, rules and regulations, there is hereby granted to Manila Electric Company (MERALCO), hereunder referred to as the grantee, its successors or assigns, a franchise to construct, operate and maintain in the public interest and commercial purposes, a distribution system for the conveyance of electric power to the end-users in the cities and municipalities of Caloocan, Las Piñas, Makati, Malabon,

Mandaluyong, Manila, Marikina, Muntinlupa, Navotas, Parañaque, Pasay, Pasig, Pateros, Quezon City, San Juan, Taguig and Valenzuela of Metro Manila; cities and municipalities of Angat, Balagtas, Baliuag, Bocaue, Bulacan, Bustos, Calumpit, Doña R. Trinidad, Guiguinto, Hagonoy, Malolos, Marilao, Meycauayan, Norzagaray, Obando, Pandi, Paombong, Plaridel, Pulilan, San Ildefonso, San Jose del Monte, San Miguel, San Rafael and Sta. Maria, Province of Bulacan; cities and municipalities of Alfonso, Amadeo, Bacoor, Carmona, Cavite, Dasmariñas, Gen. Alvarez, Gen. E. Aguinaldo, Gen. Trias, Imus, Indang, Kawit, Magallanes, Maragondon, Mendez Nuñez, Naic, Noveleta, Rosario, Silang, Tagaytay, Tanza, Ternate and Trece Martires, Province of Cavite; cities and municipalities of Angono, Antipolo, Baras, Binangonan, Cainta, Cardona, Jala-Jala, Montalban, Morong, Pililla, San Mateo, Tanay, Taytay and Teresa, Province of Rizal; cities and municipalities of Batangas, San Pascual and Sto. Tomas, Province of Batangas; cities and municipalities of Alaminos, Bay, Biñan, Cabuyao, Calamba, Calauan, Liliw, Los Baños, Luisiana, Magdalena, Majayjay, Nagcarlan, Pila, Rizal, San Pablo, San Pedro, Sta. Cruz, Sta. Rosa and Victoria, Province of Laguna; cities and municipalities of Candelaria, Dolores, Lucban, Lucena, Mauban, Pagbilao, Sampaloc, San Antonio, Sariaya, Tayabas and Tiaong, Province of Quezon; barangays of Balucuc and Calantipe in Apalit, Pampanga; Barangay Concepcion in San Simon, Pampanga; and barangays of Bahay Pare, Barangca, Dulong Ilog, Mangumbali, Mandili, Mapaniqui, Paligui, Pangclara, Pulong Gubat, Pulong Palazan, Salapungan, Vizal San Pablo, Vizal Santo Cristo and Vizal Sto. Niño in Candaba, Pampanga.

As used in this Act, distribution system refers to the system of wires and associated facilities including sub-transmission lines belonging to a franchised distribution utility extending between the delivery point on the national transmission system or generating facility and the metering point/facility of the end-user.

SEC. 2. *Manner of Operations of Facilities.* –All electric distribution facilities, lines and systems for electric services owned, maintained, operated or managed by the grantee, its successors or assigns shall be operated and maintained at all times in a superior manner, and it shall be the duty of the grantee, its successors or assigns, whenever required to do so by the Energy Regulatory Commission, hereafter referred to as the ERC, or its

legal successor, to modify, improve and change such facilities or systems in such manner and to such extent as the progress in science and improvements in the electric power services may render reasonable and proper.

Whenever practicable and for purposes of maintaining order, safety and aesthetics along the highways, roads, streets, alleys or right-of-way, the grantee may allow the use of free spaces in its poles, facilities or right-of-way by interested parties upon reasonable compensation to the grantee considering costs incurred to accommodate and administer the use of the grantee's facilities by such parties. The ERC shall decide in case of dispute or disagreement between the parties.

SEC. 3. *Ingress and Egress.* –For the purpose of erecting and maintaining poles and other supports for said facilities, wires or other conductors or for the purpose of laying and maintaining said facilities, wires, cables, or other conductors, it shall be lawful for the grantee, its successors and assigns, with the prior approval of the Department of Public Works and Highways (DPWH) or the local government units (LGUs) concerned, as may be appropriate, to make excavations or lay conduits in any of the public places, highways, streets, lanes, alleys, avenues, sidewalks or bridges of said provinces: *Provided, however,* That any public place, highway, street, lane, alley, avenue, sidewalk or bridge disturbed, altered or changed by reason of the erection of poles or other supports, or the laying of wires, other conductors or conduits, shall be immediately repaired and properly restored at the expense of the grantee, its successors and assigns, in accordance with the standards set by the DPWH and concerned LGUs.

SEC. 4. *Responsibility to the Public.* –The grantee shall supply electricity to its captive market in the least cost manner. In the interest of the public good and as far as feasible and whenever required by the ERC, the grantee shall modify, improve or change its facilities, poles, lines, systems and equipment for the purpose of providing efficient and reliable service and reduced electricity costs. The grantee shall charge reasonable, just and competitive power rates for its services to all types of consumers within its franchised area in order that business and industries shall be able to compete.

The grantee shall have the obligation to provide open and nondiscriminatory access to its distribution system and services for any end-user within its franchise area consistent with Republic Act No. 9136, otherwise known as the "Electric Power Industry Reform Act of 2001." The grantee shall not engage in any activity that will constitute an abuse of market power such as but not limited to, unfair trade practices, monopolistic schemes and any other activities that will hinder competitiveness or businesses and industries.

SEC. 5. *Rates for Services.* –The retail rates to its captive market and charges for the distribution of electric power by the grantee to its end-user shall be regulated by and subject to the approval of the ERC.

The grantee shall identify and segregate in its bill to the end-users the components of the retail rate pursuant to Republic Act No. 9136, unless otherwise amended. Such rates charged by the grantee to the end-users shall be made public and transparent. The grantee shall implement lifeline rate to marginalized end-users as mandated under Republic Act No. 9136.

SEC. 6. *Promotion of Consumer Interests.* –The herein grantee shall establish a consumer desk that will handle consumer complaints and ensure adequate promotion of consumer interests. The grantee shall act with dispatch on all complaints brought before it.

SEC. 7. *Right of the Government.* – A special right is hereby reserved to the President of the Philippines in times of war, rebellion, public peril, calamity, emergency, disaster or disturbance of peace and order to take over and operate the distribution system of the grantee or to authorize the temporary use and operation thereof by any agency/department of the government upon due compensation to the grantee for the use of the said distribution system during the period when they shall be operated.

SEC. 8. *Right of Eminent Domain.* – Subject to the limitations and procedures prescribed by law, the grantee is authorized to exercise the right of eminent domain insofar as it

may be reasonably necessary for the efficient maintenance and operation of services. The grantee is authorized to install and maintain its poles, wires and other facilities over and across public property, including streets, highways, forest reserves and other similar property of the government of the Philippines, its branches or any of its instrumentalities. The grantee may acquire such private property as is actually necessary for the realization of the purposes for which this franchise is granted: *Provided,* That proper condemnation proceedings shall have been instituted and just compensation paid.

SEC. 9. *Term of Franchise.* –This franchise shall be for a term of twenty-five (25) years from the date of effectivity of this Act, unless sooner revoked or cancelled by Congress for any violation of the terms and/or provisions of the franchise herein granted.

SEC. 10. *Acceptance and Compliance.* –Acceptance of this franchise shall be given in writing within sixty (60) days after the effectivity of this Act.

SEC. 11. *Warranty in Favor of National and Local Governments.* –The grantee shall hold the national, provincial and municipal governments of the Philippines harmless from all claims, accounts, demands or actions arising out of accidents or injuries, whether to property or persons, caused by the construction, installation, operation and maintenance of the distribution system of the grantee.

SEC. 12. *Liability for Damages.* –The grantee shall be liable for any injury and damage arising from or caused by accident to persons and property by reason of any defective construction under this franchise or of any neglect or omission to keep its poles and wires in a safe condition.

SEC. 13. *Sale, Lease, Transfer, Usufruct, Etc.* – The grantee shall not lease, transfer, grant the usufruct of or sell this franchise or the rights and privileges acquired thereunder to any person, firm, company, corporation or other commercial or legal entity, nor merge with any other corporation or entity, nor shall the controlling interest of the grantee be transferred whether in

whole or in part, and whether simultaneously or contemporaneously, to any such person, firm, company, corporation or entity without the prior approval of the Congress of the Philippines, except to a wholly-owned subsidiary of the grantee or where the grantee is the surviving corporation: *Provided*, That any such transfer, sale or assignment is in accordance with the constitutional limitations. Any person or entity to which this franchise is sold, transferred or assigned shall be subject to the same conditions, terms, restrictions and limitations of this Act.

SEC. 14. *Reportorial Requirement.* – The grantee shall submit an annual report of finances and operations to the Congress of the Philippines.

SEC. 15. *Equality Clause.* – In the event that any competing individual, partnership or corporation shall receive a similar permit or franchise with terms and/or provisions more favorable than those herein granted or which tend to place the herein grantee at any disadvantage, such terms and/or provisions shall be deemed part hereof and shall operate equally in favor of the herein grantee: *Provided*, That any terms and/or provisions herein granted which are not contained in other franchise that may hereafter be granted shall likewise be enjoyed by the future grantees: *Provided, however*, That the foregoing shall neither apply to nor affect the provisions concerning territory covered by the franchise and the life-span of the franchise.

SEC. 16. *Applicability Clause.* – The grantee shall comply with and be subject to the provisions of Commonwealth Act No. 146, as amended, otherwise known as the "Public Services Act" and Republic Act No. 9136.

SEC. 17. *Repealability and Nonexclusivity Clause.* – This franchise shall be subject to amendment, alteration or repeal by the Congress of the Philippines when the public interest so requires and shall not be interpreted as an exclusive grant of the privileges herein provided for.

SEC. 18. *Separability Clause.* – If for any reason, any of the sections or provisions of this Act is declared unconstitutional or invalid, the other parts or provisions hereof which are not affected thereby shall continue to be in full force and effect.

SEC. 19. *Repealing Clause.* – Acts 484 and 3648, as amended, Republic Act No. 3444 and all other laws, decrees, orders, resolutions, instructions and rules and regulations or parts thereof, which are inconsistent herewith, are hereby deemed repealed or modified accordingly.

SEC. 20. *Effectivity.* – This Act shall take effect fifteen (15) days from the date of its publication, upon the initiative of the grantee, in at least two (2) newspapers of general circulation in the Philippines.

Approved,

FRANKLIN M. DRILON
President of the Senate

JOSE DE VENECIA JR.
Speaker of the House of Representatives

This Act which originated in the House of Representatives was finally passed by the House of Representatives and the Senate on March 13, 2002 and March 20, 2003, respectively.

OSCAR G. YABES
Secretary of the Senate

ROBERTO P. NAZARENO
Secretary General House of Representatives

Approved: JUN 0 9 2003

GLORIA MACAPAGAL-ARROYO
President of the Philippines

O

File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

File No. 82-3237

PSE #PO-005

JUN 18 PM 3 38

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *June 18, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P102.009 Billion (as of April 30, 2003)*

2003 JUN 18 AM 3:57

11. **Item Number reported:** *Item 9 (Other Events)*

Please see attached Press Release (MERALCO CLARIFIES REFUND FIGURES).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: June 18, 2003

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

PRESS RELEASE

ISSUE DATE:
REFER TO : E.O. CUNA
TEL. NO. 631-5557

MERALCO CLARIFIES REFUND FIGURES

The Manila Electric Company today (June 17, 2003) said the company has refunded a total of P770 million, covering almost 37% of the phase 1 budget (100 kwh and below) as of June 14, 2003.

Meralco Refund Management Task Force Head Leo Mabale said this amount includes those applied to unpaid bills, June bills, the net cash refund, and refund credited to future bills.

Mabale said more than half opted to have their refund credited to their future bills. This involved a total of P424 million. The remaining were either applied to unpaid bills, June bills and cash refund.

"The number of customers who are trooping to our 40 refund centers have increased significantly because of our fast and efficient claim processing," Mabale stressed.

Meralco Vice President for Corporate Communication Elpi Cuna on the other hand said they expect to complete the phase 1 refund at the soonest possible time in order to satisfy the utility firm's small consumers.

###

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

2003 JUN 24 PM 3:30

PSE #PO-005 2003 JUN 24 PM 3 10

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *June 23, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P102.009 Billion (as of April 30, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Please be informed of the following adjustments made by our external auditors, Sycip Gorres Velayo & Co. on the balance for Meralco Common Stock as reflected in the Financial Stateements for the year ended December 31, 2002:

Common Stock

Issued	*995,734,487*
Subscribed	*3,526,974*
Total Issued, Outstanding & Subscribed	*999,261,961*

Breakdown

Class "A"	*599,556,877*
Class "B"	*399,704,584*

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: June 23, 2003

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

82-3237

2003 JUN 24 PM 3:30

PSE#PO-005 3 11

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *June 24, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P102.009 Billion (as of April 30, 2003)*

11. Item Number reported: *Item 3, 4 and 9*

Item 3. Appointment of Independent Auditors

At the annual meeting of stockholders of the registrant held on June 24, 2003, the stockholders appointed Sycip, Gorres, Velayo & Co. as the registrant's external auditors.

Item 4. Election of the Registrant's Directors/Independent Directors

At the said annual meeting, the following persons were elected directors to serve for the ensuing year and until the election and qualification of their successors:

1. *Mr. Felipe B. Alfonso*
2. *Mr. Carlos G. Dominguez*
3. *Mr. Octavio Victor R. Espiritu*
4. *Mr. Jesus P. Francisco*
5. *Mr. Monico V. Jacob*
6. *Mr. Manuel M. Lopez*
7. *Mr. Christian S. Monsod*
8. *Mr. Washington Z. Sycip*
9. *Mr. Margarito B. Teves*
10. *Mr. Emilio Vicens*
11. *Mr. Cesar E.A. Virata*

Messrs. Dominguez, Espiritu, Sycip, Teves and Virata were the duly elected independent directors.

Item 9. Other Events

Also at the said annual meeting, the following matters were approved and ratified:

1. *Amendment of the Articles of Incorporation to reflect the removal of the 10% cap on stock ownership; and*
2. *Creation and incurrence of additional bonded indebtedness up to maximum amount of US$600 million.*

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: June 24, 2003

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY

(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY

(Company's Address)

16220

(Company's Telephone Number)

DECEMBER 31

Fiscal Year Ending

LAST TUESDAY OF MAY

Annual Meeting

SEC FORM 17-C

Form Type

PW-102

S. E. C. Registration No.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *July 16, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P105.33 Billion (as of May 31, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached MERALCO's reply to the Philippine Stock Exchange, Inc. (PSE) inquiry on the news article entitled "Meralco to get P8 Billion refund from NAPOCOR" published in the July 16, 2003 issue of the Philippine Daily Inquirer.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: July 16, 2003

PO-005

July 16, 2003

MR. JASPER D. ZABALA
Analyst, Disclosure Department
The Philippine Stock Exchange, Inc.
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center, Pasig City

Dear Mr. Zabala,

This is with reference to your fax letter dated July 16, 2003 seeking clarification/confirmation of the news article appearing in the Philippine Daily Inquirer issue of July 16, 2003 entitled "Meralco to get P8 B refund from Napocor"

As we have disclosed earlier, a Mediation proceeding is going on between Meralco and Napocor (NPC) concerning the claim of NPC for allege penalties arising out of Meralco's inability to purchase the contracted level of electricity from NPC, and the claim of Meralco for unrealized revenues due to transmission dispatch defaults/delays and Meralco customers directly connected to NPC. Yesterday, the parties concluded a Settlement whereby NPC will compensate Meralco by about P7 billion and Meralco agreed to pay NPC the amount of P20 billion in return for NPC's dispatching Meralco IPPs at the contracted Minimum Electrical Quantity level with the end in view of lowering the cost of power to Meralco customers estimated at more or less 25-centavos per kilowatthour.

As soon as the documentation of the Settlement agreement is completed, we shall make the appropriate disclosure.

We hope this would satisfy your request for confirmation/clarification of the said news article.

Very truly yours,

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

cc: Mr. Edralin Santiago
Specialist, Disclosure Department

US SEC
File No. 82-3237

The Philippine Stock Exchange, Inc.

4th Floor, Philippine Stock Exchange
Center, Exchange Road,
Ortigas Center, Pasig City
Trunkline: 636-0122 to 41 loc. 706/536/812
Fax. No. 636-0809

To	**:**	**MR. RAFAEL ANDRADA**
Company	**:**	**Manila Electric Company**
Subject	**:**	***"Meralco to get P8-B refund from Napocor"***
Sent	**:**	**July 16, 2003**

Dear Mr. Andrada:

This is in reference to the attached news article entitled "Meralco to get P8-B refund from Napocor" published in the July 16, 2003 issue of the Philippine Daily Inquirer. The article reported that:

> "While it had just started refunding a fraction of the P28 billion it had illegally charged consumers, the Manila Electric Co. will be collecting an P8 billion refund from the National Power Corp., Sen. Juan Ponce Enrile said yesterday. x x x"

We would like to request for clarification/confirmation of the said news article.

In view thereof, please make **a prompt, full, fair and accurate** written disclosure on the foregoing matter **before 9:00 a.m. today** so that we may properly apprise the Trading Participants and the investing public of the same. Otherwise, the Exchange will be compelled to impose a trading halt on the Company's securities pending clarification of the said news article.

Further, please be informed that in the event that the Exchange issues a trading halt on the Company's shares pending clarification on the matter, the trading halt shall be lifted today at 10:00 a.m. even if the Exchange receives no reply from the Company.

Notwithstanding, please be reminded of the Implementing Guidelines of Listings & Disclosure Rules per Circular No. 2164-99 dated August 31, 1999, which states that:

"5) Fine for Late Reply to Disclosure Request

> ***In the event that trading of securities of a company is halted pending verification or clarification of undisclosed material information and the Exchange requests for verification or clarification of the same, the Exchange must receive the Company's reply through facsimile not later than 11:00 a.m.***

Should the Company fail to reply or should the reply fail to sufficiently clarify the material information requested by 11:00 a.m., it shall be fined the amount of Thirty Thousand Pesos (P30,000.00). Thereafter, the company shall be fined the additional amount of Ten Thousand Pesos (P10,000.00) for every thirty (30) minutes of delay."

Your compliance is hereby enjoined.

Respectfully yours,

JASPER D. ZABALA
Analyst, Disclosure Department

Noted by:

EDRALIN SANTIAGO
Specialist, Disclosure Department

US SEC
File No. 82-3237

...to get P8-B refund from Napocor

WHILE IT had just started refunding a fraction of the P28 billion it had illegally charged consumers, the Manila Electric Co. will be collecting an P8 billion refund from the National Power Corp., Sen. Juan Ponce Enrile said yesterday.

The P8 billion refund is part of a compromise agreement between Meralco and the government after Meralco reneged on a supply agreement with the Napocor. Instead of being punished for reneging on the contract, Meralco is now being rewarded, Enrile said.

The agreement, Enrile said, was forged by Malacañang with Meralco without the knowledge of Napocor. It calls for Meralco to pay Napocor P20 billion for unilaterally abrogating a 10-year supply contract and for Napocor to pay Meralco P8 billion for the state power firm's alleged failure to provide transmission facilities alleged under the transitory provisions of the Energy and Power Industry Reform Act (Epira).

Enrile said the deal allows Meralco to pass on to the consumers its P20-billion liabilities to the Napocor.

He said the questionable and anomalous compromise agreement will punish consumers and taxpayers with what he called a "quintuple whammy."

The compromise agreement was brokered in Malacañang without the participation of Napocor officials, Enrile said.

Philippine Daily Inquirer
July 16, 2003

File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

US SEC
File No. 82-3237

JUL 17 PM 4 01

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *July 17, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P105.33 Billion (as of May 31, 2003)*

11. **Item Number reported:** *Item 9 (Other Events)*

Please see attached MERALCO's reply signed by Mr. Rafael L. Andrada, our Vice President & Treasurer, to the Philippine Stock Exchange, Inc. (PSE) inquiry on the news article entitled "Meralco to get P8 Billion refund from NAPOCOR" published in the July 16, 2003 issue of the Philippine Daily Inquirer.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: July 17, 2003

PO-005

July 16, 2003

MR. JASPER D. ZABALA
Analyst, Disclosure Department
The Philippine Stock Exchange, Inc.
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center, Pasig City

Dear Mr. Zabala,

As we have disclosed earlier, per attached letter of Atty. Gil S. San Diego, VP & Asst. Corporate Secretary, Meralco and the National Power Corporation were in mediation proceedings to settle disputes arising from the 10-year Contract for the Sale of Electricity (CSE) entered into by the two parties in 1994. Yesterday, July 15, 2003, at the Department of Energy, the parties signed a Settlement Agreement, which addresses the concerns of the parties with regard to contract quantities, the provision of transmission capacity and dispatch of Meralco IPPs, and the continued purchase of directly-connected customers within Meralco's franchise from NPC.

Under the Settlement Agreement, Meralco will compensate NPC P27.515 billion for energy contracted but not consumed for the last three years of the contract, 2002 to 2004. In turn, NPC compensates Meralco P7.465 billion for its failure to adequately provide transmission services to Meralco's IPPs and to turn over to Meralco the directly-connected customers. The net settlement amount of P20.05 billion (P27.515 billion less P7.465 billion) will be recovered from customers, on a staggered basis, over a five-year amortization period. Also under the agreement, NPC will ensure that Meralco's IPPs will be dispatched at their contract levels. This will redound to reductions in the rates of Meralco consumers, estimated at P0.25 centavos per kWh using March 2003 figures.

NPC and Meralco will undertake a joint filing at the Energy Regulatory Commission (ERC) for the recovery of the net settlement amount from Meralco customers, which over the entire repayment period will have an average rate impact of P0.14 per kWh. With the expected P0.25 per kWh reduction following the dispatch of Meralco IPPs at contract levels, Meralco consumers will still experience a net reduction in their bills under the recently-signed agreement.

Contrary to the claims of Former Senator Enrile, the Settlement Agreement is not an abrogation of the CSE. Rather, it is a full settlement of the issues pertaining to Sections 2.1, 5.2, and 7 of the CSE. Furthermore, the signature of Mr. Murga on the document which is duly attested to by the mediators, Justice Sedfrey A. Ordonez and Mr. Antonio V. del Rosario, disproves Enrile's claim that NPC officials did not participate in the drafting of the compromise agreement.

Very truly yours,

RAFAEL L. ANDRADA
Vice President & Treasurer

cc: Mr. Edralin Santiago
Specialist, Disclosure Department

PO-005

July 16, 2003

MR. JASPER D. ZABALA
Analyst, Disclosure Department
The Philippine Stock Exchange, Inc.
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center, Pasig City

Dear Mr. Zabala,

This is with reference to your fax letter dated July 16, 2003 seeking clarification/confirmation of the news article appearing in the Philippine Daily Inquirer issue of July 16, 2003 entitled "Meralco to get P8 B refund from Napocor"

As we have disclosed earlier, a Mediation proceeding is going on between Meralco and Napocor (NPC) concerning the claim of NPC for allege penalties arising out of Meralco's inability to purchase the contracted level of electricity from NPC, and the claim of Meralco for unrealized revenues due to transmission dispatch defaults/delays and Meralco customers directly connected to NPC. Yesterday, the parties concluded a Settlement whereby NPC will compensate Meralco by about P7 billion and Meralco agreed to pay NPC the amount of P20 billion in return for NPC's dispatching Meralco IPPs at the contracted Minimum Electrical Quantity level with the end in view of lowering the cost of power to Meralco customers estimated at more or less 25-centavos per kilowatthour.

As soon as the documentation of the Settlement agreement is completed, we shall make the appropriate disclosure.

We hope this would satisfy your request for confirmation/clarification of the said news article.

Very truly yours,

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

cc: Mr. Edralin Santiago
Specialist, Disclosure Department

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

File No. 82-3237

#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *July 28, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P105.33 Billion (as of May 31, 2003)*

11. Item Number reported: *Item 4 and 9*

Item 4. Resignation/Election of Director and Election of Officers

At the organizational meeting of the Board of Directors of Manila Electric Company (MERALCO) held today, Mr. Carlos G. Dominguez resigned as Director of MERALCO and was replaced by Mr. Edmundo M. Varona.

At the said meeting, the following persons were elected officers of the Company, each to the position indicated opposite his/her respective name:

Name		*Position*
Mr. Manuel M. Lopez	-	*Chairman and Chief Executive Officer (CEO)*
Mr. Felipe B. Alfonso	-	*Vice Chairman*
Mr. Jesus P. Francisco	-	*President and Chief Operating Officer (COO)*
Justice Camilo D. Quiason	-	*Corporate Secretary and General Counsel*
Mr. Daniel D. Tagaza	-	*Senior Vice President and Comptroller and Chief Finance Officer*
Mr. Ricardo V. Buencamino	-	*First Vice President*
Mr. Roberto R. Almazora	-	*Vice President and Chief Information Officer*
Mr. Rafael L. Andrada	-	*Vice President and Treasurer*
Mr. Jaime R. Camacho	-	*Vice President*
Mr. Elpi O. Cuna, Jr.	-	*Vice President*
Ms. Leonisa C. de la Llana	-	*Vice President*
Mr. Gil S. San Diego	-	*Vice President and Assistant Corporate Secretary*
Mr. Antonio R. Valera	-	*Senior Assistant Vice President and Assistant Comptroller*
Ms. Helen T. de Guzman	-	*Senior Assistant Vice President and Corporate Auditor*
Mr. Anthony V. Rosete	-	*Assistant Vice President and Assistant Corporate Secretary*
Mr. Manolo C. Fernando	-	*Assistant Vice President and Assistant Treasurer*
Mr. Alfonso Y. Lacap	-	*Senior Manager and Assistant Corporate Secretary*

Lastly, at the said meeting, the following persons were designated members of the following Board Committees:

Executive Committee

Mr. Manuel M. Lopez	-	*Chairman*
Mr. Felipe B. Alfonso	-	*Member*
Mr. Jesus P. Francisco	-	*Member*
Mr. Washington Z. Sycip	-	*Member*
Mr. Cesar E.A. Virata	-	*Member*
Mr. Gil S. San Diego	-	*Secretariat*

Audit and Compliance Committee

Mr. Washington Z. Sycip	-	Chairman
Mr. Christian S. Monsod	-	Member
Mr. Margarito B. Teves	-	Member
Mr. Emilio A. Vicens	-	Member
Mr. Cesar E.A. Virata	-	Member
Mr. Daniel D. Tagaza	-	Secretariat
Ms. Helen T. de Guzman	-	Secretariat

Finance Committee

Mr. Felipe B. Alfonso	-	Chairman
Mr. Octavio Victor R. Espiritu	-	Member
Mr. Jesus P. Francisco	-	Member
Mr. Monico V. Jacob	-	Member
Mr. Emilio A. Vicens	-	Member
Mr. Daniel D. Tagaza	-	Ex-officio Member
Mr. Rafael L. Andrada	-	Secretariat

Compensation and Retirement Committee

Mr. Manuel M. Lopez	-	Chairman
Mr. Octavio Victor R. Espiritu	-	Member
Mr. Jesus P. Francisco	-	Member
Mr. Monico V. Jacob	-	Member
Mr. Edmundo M. Varona	-	Member
Ms. Leonisa C. de la Llana	-	Secretariat

Risk Management Committee

Mr. Emilio A. Vicens	-	Chairman
Mr. Octavio Victor R. Espiritu	-	Member
Mr. Jesus P. Francisco	-	Member
Mr. Monico V. Jacob	-	Member
Mr. Christian S. Monsod	-	Member
Mr. Daniel D. Tagaza	-	Secretariat

Nomination Committee

Mr. Felipe B. Alfonso	-	*Chairman*
Mr. Edmundo M. Varona	-	*Member*
Mr. Margarito B. Teves	-	*Member*
Ms. Leonisa C. de la Llana	-	*Secretariat*

Independent Board Review Committee

Mr. Margarito B. Teves	-	*Chairman*
Mr. Emilio A. Vicens	-	*Member*
Mr. Ricardo V. Buencamino	-	*Secretariat*

Special Committee on Finance

Mr. Cesar E.A. Virata	-	*Chairman*
Mr. Octavio Victor R. Espiritu	-	*Member*
Mr. Monico V. Jacob	-	*Member*
Mr. Christian S. Monsod	-	*Member*
Mr. Washington Z. Sycip	-	*Member*
Mr. Emilio A. Vicens	-	*Member*
Mr. Daniel D. Tagaza	-	*Secretariat*
Mr. Rafael L. Andrada	-	*Secretaritat*

Item 9. Other Events

At the regular meeting of the Board of Directors of Manila Electric Company (MERALCO) held today, the following matters were approved by the Board:

1. *The 12th Employees Stock Ownership Plan (ESOP) Offering.*
2. *Transfer of Restricted Retained Earnings to Unrestricted Retained Earnings amounting to P12 Billion.*

Item 9. Other Events

Please see attached copy of Energy Regulatory Commission (ERC) Order "In The Matter of the Application for Approval of the Special Program to Enhance Electricity Demand (SPEED) Rates with Prayer for Provisional Authority" – ERC Case No. 2003-359.

File No. 82-3237

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: July 28, 2003

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

Post-it Fax Note 7671	Date 7/14/03	# of pages ▸
To Chairman Pelayo & Affairs	From Mr. Edmundo Varona	
Co./Dept. MERALCO	Co. RMG Hospital Supply, Inc.	
Phone #	Phone # 5991597/98	
Fax # 5924633	Fax # 5991933	

3 Kabutihan St. Kawilihan Village, Pasig City
Phone 671-41-90 / 671-21-39
E-mail edvarona@pacific.net.ph

EDMUNDO M. VARONA

Professional Experience

DURING MY FORTY-SIX (46)YEARS WORK EXPERIENCE, I'VE WORKED 1 YEAR WITH GOVERNMENT AND 45 YEARS WITH PRIVATE COMPANIES

I WOULD DESCRIBE MY WORK EXPERIENCE ESPECIALLY IN THE PRIVATE SECTOR AS A PERSON WHO GOT INVOLVED IN THE DEVELOPMENT OF PRODUCTS WHICH WERE PROFITABLE TO BOTH SUPPLIER AND FARMER. MOST IMPORTANT HOWEVER, IS THAT IN MY JOB I HAD TO, AS OUR RESPONSIBILITY, CONSIDER THE SOCIAL AND ENVIRONMENTAL IMPACT OF OUR PRODUCTS

THE MOST INTERESTING ASPECT OF MY WORK EXPERIENCE IS TO CONVINCE OUR FARMERS, BIG AND SMALL, TO DO THE RIGHT THINGS IN ORDER TO INCREASE THEIR PRODUCTIVITY RESULTING IN THE IMPROVEMENT OF THEIR LIVELIHOOD

SINCE MOST OF THE AGRICULTURAL PRODUCTION PROGRAMS ESPECIALLY FOR SMALL FARMERS, WERE GUIDED BY GOVERNMENT, I HAD ALSO THE VAST EXPERIENCE DEALING WITH GOVERNMENT OFFICIALS AT ALL LEVELS, NATIONAL, REGIONAL, PROVINCIAL, MUNICIPAL AND BARANGAY LEVELS.

Work Experience

27 MARCH – 11 JULY 2003

INSTITUTION : UNIVERSITY OF THE PHILIPPINES SYSTEM
POSITION MEMBER, BOARD OF REGENTS

SEPTEMBER 2001 - PRESENT

COMPANY : RMG HOSPITAL SUPPLY, INC.
POSITION : PRESIDENT AND GENERAL MANAGER
TASK : DIRECT AND GUIDE THE COMPANY IN ITS EFFORTS TO INTRODUCE AND SELL OUR QUALITY PRODUCTS RESULTING TO THE ACHIEVEMENT OF BUDGETED PROFITS FOR THE COMPANY AS WELL AS CONTRIBUTING TO THE IMPROVEMENT OF THE STANDARDS OF PATIENT CARE.

JANUARY 1997 – SEPTEMBER 2001

COMPANY : NOVARTIS AGRO PHILS. INC / NOVARTIS HEALTHCARE PHILS., INC., ANIMAL HEALTH SECTOR

POSITION : CONSULTANT FOR MARKETING

TASK : GUIDED THE ORGANISATION IN THEIR MARKETING EFFORTS TO ACHIEVE SET BUDGETS AND ALSO CONTRIBUTING TO THE WELFARE OF LIVESTOCK FARMERS

1981 – 1996

COMPANY : CIBA GEIGY PHILS., INC.

POSITION : VICE PRESIDENT FOR MARKETING, AGRO DIVISION

TASK : LED THE ORGANISATION IN ITS EFFORT TO DEVELOP AND GROW THE COMPANY'S CROP PROTECTION BUSINESS IN THE PHILIPPINES AS WELL AS CONTRIBUTING TO THE WELFARE OF THE FARMERS OF THE PHILIPPINES.

1979 – 1980

COMPANY : F.E. ZUELLIG, AGROCHEM DIVISION

POSITION : MARKETING MANAGER

TASK : ORGANISE AND DEVELOP A MARKETING TEAM TO PENETRATE THE CROP PROTECTION MARKET WITH CIBA GEIGY CROP PROTECTION PRODUCTS AS WELL AS CONTRIBUTING TO THE WELFARE OF THE FARMERS OF THE PHILIPPINES

1970 – 1978

COMPANY : MONSANTO PHILS., INC

POSITION : COUNTRY MANAGER, AGROCHEM DIVISION

TASK : OPENED UP THE AGROCHEM BUSINESS IN THE PHILIPPINES; ORGANISED A TEAM TO PENETRATE THE MARKET AND GREW MONSANTO'S AGROCHEM BUSINESS IN THE PHILIPPINES AS WELL AS CONTRIBUTING TO THE WELFARE OF THE FARMERS OF THE PHILIPPINES.

1961 – 1969

COMPANY : SHELL CHEMICAL CO., PHILS., INC.

POSITION : DISTRICT SALES MANAGER

TASK : ORGANISE, DEVELOP AND OPERATE A TEAM TO ENSURE THAT ALL AGREED UPON GOALS ARE ACHIEVED AS WELL AS CONTRIBUTING TO THE WELFARE OF THE FARMERS OF THE PHILIPPINES.

1958 – 1960

COMPANY : VALLEY GOLF CLUB, INC.
POSITION : GROUNDS SUPERINTENDENT
TASK : SUPERVISED THE CONSTRUCTION AND MAINTENANCE OF THE GOLF COURSE.

1967

COMPANY : FOREST PRODUCTS RESEARCH INSTITUTE
POSITION : RESEARCHER
TASK : CONDUCTED EXPERIMENTS ON PEST CONTROL IN LOGS, LUMBER AND FOREST TREES.

Training Programs

SHELL CHEMICAL COMPANY, PHILIPPINES
- SALES SKILLS TRAINING PROGRAM
- TECHNICAL SKILLS TRAINING PROGRAM

MONSANTO PHILIPPINES, INC.
- MARKETING SKILLS TRAINING PROGRAM
- MANAGEMENT TRAINING PROGRAM

CIBA GEIGY PHILIPPINES
- SALES SKILLS TRAINING PROGRAM
- LEADERSHIP TRAINING PROGRAM
- SENIOR MANAGEMENT PROGRAM, STANFORD / NATIONAL UNIVERSITY OF SINGAPORE
- MARKETING TRAINING PROGRAM

Additional Professional Activities

I WAS ABLE TO ENHANCE MY LEADERSHIP QUALITIES BY BECOMING OFFICER FOR SEVERAL YEARS IN THE COMPANY I WORKED FOR AND ALSO BEING PRESIDENT FOR THREE YEARS OF THE "CROP PROTECTION ASSOCIATION OF THE PHILIPPINES" NOW KNOWN AS "CROP LIFE", AN ASSOCIATION OF THE MAJOR COMPANIES INVOLVED IN THE CROP PROTECTION INDUSTRY

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN THE MATTER OF THE APPLICATION FOR APPROVAL OF SPECIAL PROGRAM TO ENHANCE ELECTRICITY DEMAND (SPEED) RATES WITH PRAYER FOR PROVISIONAL AUTHORITY

ERC CASE NO. 2003-359

MANILA ELECTRIC COMPANY,
Applicant.
x- -x

DOCKETED
Date: JUL 25 2003

O R D E R

Before this Commission for resolution is the application filed on June 27, 2003 by applicant Manila Electric Company (MERALCO) for approval of its Special Program to Enhance Electricity Demand (SPEED) Rates, with prayer for provisional authority.

In the said application, MERALCO alleged, among other things, that the SPEED will grant price incentives to large end-users of electricity, both industrial and commercial, without self-generation to encourage electricity demand as well as to increase the use of existing power plants in the grids; that the program will

mean lower average power costs for large end-users of electricity; that it is now applying for approval of its SPEED Rider, a measure designed to pass on the rebates embodied in the National Power Corporation's (NPC) and the National Transmission Corporation's (TRANSCO) SPEED rates and provide a distribution cost rebate in the amount of twelve centavos (P0.12) per kWh which will be made available to industrial customers with minimum billing demand of 1,000 kW per month for Phase I of the program and will be lowered to 500 kW applicable to non-industrial customers in Phase 2; that similar to the discount being offered by the NPC, the rebate shall apply to the incremental consumption of qualified customers, which is the actual consumption in excess of the customer's baseline load (CBL). CBL is the quarterly average of the monthly energy consumption for the following period:

First Quarter	- January to March 2002
Second Quarter	- April to June 2002
Third Quarter	- July to September 2001
Fourth Quarter	- October to December 2001

that the program will be available until September 26, 2004, or upon full implementation of the Wholesale Electricity Spot Market (WESM), or when there is no available NPC unutilized generating capacity in the Luzon Grid, whichever comes first; that the application is meritorious and unless approved by the Commission, it will not be able to provide immediate power rate relief among

large end-users of electricity, to the detriment of the economy and prejudice of the consuming public in general; and that considering that this is an interim measure which aims to intensify economic activities and electricity demand and increase utilization of excess generation capacity, it needs the immediate approval of its SPEED Rider so the rebates can be readily made available. Thus, MERALCO prays that it be provisionally authorized to implement its proposed SPEED Rates and that after due notice and hearing, the same be made permanent until the periods stated in the Rider.

Relative to the said application, Cathay Pacific Steel Corporation (CAPASCO), through its letter dated July 10, 2003, appealed to this Commission to immediately grant a provisional authority for the implementation of the NPC, TRANSCO and MERALCO SPEED Programs, averring, among other things, that the implementation of the program in the MERALCO franchise area will further improve the utilization of electric power generating capacity in the country; that by offering discounted electric power rates on incremental consumption, it will encourage local industries to increase production activities which will generate greater output and manufacturing efficiencies resulting to lower production costs; that the program will give large electric power users much relief from the continuing increases in the cost of electric power and will make them more competitive against imported goods under the environment of trade

liberalization and tariff reduction; that the tariff rates of iron and steel products, which are presently at very low levels, will be even further reduced to 5% or less by next year which means that if these industries will not improve, imported products may get the share of the locally produced goods in the market; and that the approval of the program will benefit the industries within MERALCO's franchise area and will place them in equal footing with those industries who are directly connected to NPC and are currently benefiting from the NPC's SPEED program.

Under the proposed SPEED program of MERALCO, discounts will be made applicable to the incremental consumption of large end-users. The Discount Rate is as follows:

SPEED Discount = NPC SPEED discount + TRANSCO SPEED discount + MERALCO SPEED discount

Where:

NPC SPEED discount = PhP0.80 x F x per kWh of incremental consumption

TRANSCO TIP discount = PhP0.10 x F x per kWh of incremental consumption

MERALCO SPEED discount = PhP0.12 x F x per kWh of incremental consumption

$$F = \frac{\text{Share of NPC supply to MERALCO total for the corresponding supply month, in \%}}{\text{NPC Supply Baseline Ratio}}$$

WHEREFORE, the foregoing premises considered, applicant Manila Electric Company (MERALCO) is hereby granted a provisional authority to immediately implement its SPEED-Rider Program, including the Implementing Guidelines of the said Program (marked as Annex A), until the implementation of the Wholesale Electricity Spot Market (WESM) or when there is no available NPC unutilized generating capacity in the Luzon Grid, whichever comes first.

In the meantime, finding the application sufficient in form and in substance, with the required fees having been paid, the same is hereby set for hearing on September 4, 2003 at nine o'clock (9:00 A.M.) in the morning at the ERC Hearing Room, 15th Floor, Pacific Center Building, San Miguel Avenue, Ortigas Complex, Pasig City.

Let copies of this Order and the attached Notice of Public Hearing be furnished the Municipal/City Mayors within MERALCO's franchise area for the appropriate posting thereof on their respective bulletin boards.

Likewise, let copies of this Order and the attached Notice of Public Hearing be furnished the Office of the Solicitor General (OSG), the Commission on Audit (COA), the NPC, the TRANSCO and the Committees on Energy of both Houses of Congress who are hereby requested to have their respective duly authorized representatives present at the aforesaid initial hearing.

MERALCO is hereby directed to publish, at its own expense, the attached Notice of Public Hearing at least twice (2) for two (2) successive weeks in two (2) newspapers of nationwide circulation in the country, the last date of publication to be made not later than two (2) weeks before the scheduled date of initial hearing.

The evidence on the posting and publication of the Notice of Public Hearing consisting of the certifications of the abovementioned Mayors or their duly authorized representatives, bearing the seals of their offices and the affidavits of the Editors or Business Managers of the newspapers wherein the said Notice of Public Hearing would be published, together with the complete copies of the issues of the said newspapers, should be submitted to the Commission by MERALCO on the date of the initial hearing.

SO ORDERED.

Pasig City, July 25, 2003

MANUEL R. SANCHEZ
Chairman

MARY ANNE B. COLAYCO
Commissioner

OLIVER B. BUTALID
Commissioner

CARLOS R. ALINDADA
Commissioner

LETICIA V. IBAY
Commissioner

Copy furnished:

1. Atty. Manuel L. M. Torres
   Counsel for Applicant
   Quiason Makalintal Barot Torres & Ibarra
   21st Floor, Robinsons-Equitable Tower
   4 ADB Avenue, corner Poveda Street
   Ortigas Center, Pasig City – 1600

2. Atty. Wigberto Tanada
   Tanada, Vivo & Tan Law Offices
   6th Floor, Strata 200 Bldg.,
   Emerald Avenue, Ortigas Center
   Pasig City

3. Manila Electric Company
   Lopez Bldg., Meralco Avenue
   Pasig City

4. Office of the Solicitor General
   134 Amorsolo St., Legaspi Village
   Makati City – 1229

5. Commission on Audit
   Commonwealth Avenue
   Quezon City – 0880

6. Senate Committee on Energy
   GSIS Building, Roxas Boulevard
   Pasay City -1307

7. House Committee on Energy
   Batasan Hills, Quezon City – 1126

8. National Power Corporation
   Agham Road, corner Quezon Avenue,
   Diliman, Quezon City

9. National Transmission Corporation
   Agham Road, corner Quezon Avenue,
   Diliman, Quezon City

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN THE MATTER OF THE APPLICATION FOR APPROVAL OF SPECIAL PROGRAM TO ENHANCE ELECTRICITY DEMAND (SPEED) RATES WITH PRAYER FOR PROVISIONAL AUTHORITY.

ERC CASE NO. 2003-359

MANILA ELECTRIC COMPANY (MERALCO),

Applicant.

- x

DOCKETED
Date: JUL 2 6 2003

NOTICE OF PUBLIC HEARING

TO ALL INTERESTED PARTIES:

Notice is hereby given of the filing by applicant Manila Electric Company (MERALCO) on June 27, 20003 of an application for approval of its Special Program to Enhance Electricity Demand (SPEED) rates with prayer for provisional authority, docketed as ERC Case No. 2003-359.

The Commission has set the application for hearing on September 4, 2003 at nine o'clock (9:00 A.M.) in the morning at ERC Hearing Room, 15th Floor, Pacific Center Building, San Miguel Avenue, Ortigas Center, Pasig City.

All interested parties who may wish to comment on or oppose the said application should file their comments and/or oppositions on or before the date of hearing. Such parties who may wish to have the details of the application and who shall have manifested to the Commission their desire and intention to participate actively in the proceedings, may request that before the date of hearing, they be furnished with copies of the application by the applicant, which is hereby directed to furnish the parties making such request with copies of the application and its attachments. Likewise, any such interested party may examine the application and other pertinent records filed with the Commission during the usual office hours.

WITNESS, the Honorable Chairman, MANUEL R. SANCHEZ and the Honorables MARY ANNE B. COLAYCO, OLIVER B. BUTALID, CARLOS R. ALINDADA, and LETICIA V. IBAY, Commissioners, Energy Regulatory Commission, this 25TH day of July, 2003 at Pasig City.

FRUCTUOSO C. LAGUNZAD, JR.
Executive Director III

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

File No. 82-3237

#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *August 4, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P105.33 Billion (as of May 31, 2003)*

11. Item Number reported: *Item 4*

Effective August 16, 2003, Mr. Jaime R. Camacho, Vice President of Manila Electric Company (MERALCO) is appointed Chief Information Officer (CIO) of the Company, vice Mr. Roberto R. Almazora.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: August 4, 2003

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

File No. 82-3137

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *August 12, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	599,556,877
Class "B"	399,704,584
Total	999,261,461

Amount of Debt Outstanding: *P102.99 Billion (as of June 30, 2003)*

11. Item Number reported: *Item 4*

Effective August 16, 2003, Mr. Jaime R. Camacho, Vice President of Manila Electric Company (MERALCO) is appointed Acting Chief Information Officer (CIO) of the Company, vice Mr. Roberto R. Almazora.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: August 4, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

File No. 82-3237

#P0-005

2003 AUG 14 PM 4:02

RECEIVING UNIT

Received by:

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *August 14, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P102.99 Billion (as of June 30, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Please be informed that Mr. Margarito B. Teves, a member of the Board of Directors of Manila Electric Company (MERALCO) and Chairman of the Independent Board Review Committee, will make an announcement today on the progress of the renegotiation of the power supply contracts which MERALCO has with its Independent Power Producers (IPPs). The 3-man Committee consists of Mr. Teves, who sits on the MERALCO Board as a government representative, and Directors Carlos G. Dominguez and Emilio A. Vicens. Mr. Teves will announce that the proposed renegotiation terms could result in immediate savings of over ₱10 Billion on consumers (approximately ₱0.15 per kilowatthour). Total concessions obtained from First Gas Power Corporation (FGPC) and Quezon Power Philippines Limited (QPPL) could amount to over ₱44 Billion over the duration of the contracts.

There are still some pending issues that need to be resolved between the parties, but at this point, the concessions obtained from MERALCO IPPs are significant and at least as valuable as those obtained by the National Power Corporation (NPC) from its IPPs. As soon as the remaining issues are settled, MERALCO and its aforementioned IPPs will proceed to formalize the terms of the renegotiated agreements.

We will make the appropriate disclosure as soon as the parties could execute the renegotiated agreements.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: August 14, 2003

cc: Mr. Jasper D. Zabala and Ms. Raquel R. Angeles
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S. E. C. Registration No.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *August 14, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P102.99 Billion (as of June 30, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached PRESS RELEASE (Meralco Urges Customers With Terminated Contracts To Inquire).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: August 14, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MERALCO 1903-2003

PRESS RELEASE

ISSUE DATE:
REFER TO: E.O. CUNA
TEL. NO. 631-5557

MERALCO URGES CUSTOMERS WITH TERMINATED CONTRACTS TO INQUIRE

COMMUNICATION LINE STRESSED

The Manila Electric Company today (August 13, 2003) said that refund for the company's 567,000 accounts with terminated contracts has already started.

"We urge customers with terminated contracts to contact us so we can start to validate their refund request ," said Meralco Refund Management Task Force Head Leo Mabale.

Customers in this group include registered residential and general services customers whose services were terminated since February 1994. They must also have had a last complete month's bill of 100 kWh or less.

Among those in this group are previous Meralco customers who have transferred residence, sold their houses, those whose houses have been burned or whose electric service has been disconnected for a long period of time.

According to Mabale, identity of the rightful claimant is crucial to this refund group.

"To get information on how to get the refund, concerned customers can call the refund hotline 632-8888 or 1622-8888 or email refund@meralco.com.ph," Mabale said. He also stressed that it will also help if Meralco will know the service identification number (SIN) or account number of the terminated contract.

Refund amounts over P4,000 or if the registered customer is a business organization or group will be given in check while refund amounts less than P4,000 will be given in cash to the rightful claimant.

Newspaper announcements on this refund group began last August 6 and Meralco will further re-intensify its information blitz to ensure that those who are in this group have been duly advised.

Those with terminated contracts that are not covered by this phase are also advised to call to verify their eligibility status for the refund. Mabale said this is crucial to establish a direct link and communication with this specific group.

*****

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

File No. 82-3237

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *October 13, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** 16220 **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *₱106.6 Billion (as of August 31, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Before the close of office hours last Friday, October 10, 2003, Manila Electric Company filed an application for approval of revised rate schedules and appraisal of properties with prayer for provisional authority, pursuant to paragraph (e), Section 4, Rule 3 of the Implementing Rules and Regulations of R.A. 9136.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: October 13, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *September 1, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P102.8 Billion (as of July 31, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Please be advised that Mr. Edmundo M. Varona is an Independent Director of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: September 1, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *October 16, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P106.6 Billion (as of August 31, 2003)*

11. **Item Number reported:** *Item 9 (Other Events)*

Please see attached PRESS RELEASES.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: October 16, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

File No. 82-3237

100 Years ... Meralco 1903-2003

PRESS RELEASE

ISSUE DATE:
REFER TO: E.O. CUNA
TEL. No. 631-5557

October 3, 2003

MERALCO FETES ITS 4 MILLIONTH CUSTOMER

The Manila Electric Company today (Oct. 3) gave due recognition to its 4 millionth customer during awarding ceremonies held at the power firm's Commonwealth Branch.

Meralco top officials were led by its Chairman and CEO Manuel Lopez and its President and COO Jesus Francisco. Quezon City Mayor Feliciano "Sonny" Belmonte including several officials from the Quezon City government also graced the affair.

Meralco gave the award to its 4 millionth customer as a token of ~~of~~ its appreciation for being part of the Meralco family. Meralco said that this latest event is part of its continuing effort to further improve its ties with its customers by providing sustainable value added services to all its customers of different consumption levels.

Anthony Billones, Meralco's 4 millionth customer is a resident of Bagong Silangan, Batasan, Quezon City. A native of Roxas City in Capiz, Billones, who is married with three children, is a vendor at the Commonwealth Market.

"For us in Meralco, our customers are our reason for being and we are committed to being fully responsive to their needs" said Meralco Chairman and CEO Manuel Lopez.

****

MERALCO

PRESS RELEASE

ISSUE DATE:

REFER TO : E.O. CUNA
Tel. No. 632-8771

Meralco filed last Friday Oct. 10 with the Energy Regulatory Commission (ERC) a petition to update its tariffs to more recent cost levels through a 13.58 centavos adjustment of its charges.

This represents an increase of only 2.3 percent over the present overall average rate of ₱5.9893 per kWh.

"While Meralco's current unbundled tariffs were implemented only starting June 2003, these were based on 1998 assets appraised in 1999. Further, the company's revenue requirement was determined using year 2000 financial statements," said Meralco's Legal Counsel, former Senator Wigberto "Bobby" Tañada. Section 43f of RA 9136 or the EPIRA law allows regulated electric utilities such as Meralco to revalue its assets once every three years.

Meralco will ask the ERC to "provisionally approve" its petition as the need for an adjustment is urgent, says Tañada.

At present, Meralco's financial condition, particularly its cash flow constraints, remains critical due to the combined need to operate and maintain its electric system, undertake planned electric capital projects, service maturing loans, on top of the refund being implemented by the company.

Meralco's credit rating has been downgraded at least four times in the last 12 months by Standard & Poor's. It currently stands at 'CC'. "Our Return on Rate Base (RORB) for 2003 is projected to reach only 7.9 percent, even with the June 2003 unbundled tariffs. By 2004, our RORB would fall further to 7.1 percent, unless Meralco is allowed to update its rates," added Meralco's Utility Economics Head Ivanna dela Peña.

Meralco has been in breach of its loan covenants relating to creditor ratios and it continues to be in technical default with the Asian Development Bank and the World Bank.

The June 2003 rate adjustment of ₱0.0865 per kWh came more than nine years after a previous adjustment in 1994, which was provisionally approved at ₱0.184 per kWh but effectively reduced to ₱0.017 per kWh because of the Nov. 15, 2002 Supreme

Ortigas Avenue, Pasig, 1602 Metro Manila, Philippines P.O. Box 451-Manila
Tel. No. 1622-8603 . 1622-8771
Fax 1622-8501

Court decision.

Ms. dela Peña said the adjustment will be reflected as increases in the "Distribution Charge", "Supply Charge", and "Metering Charge" components of the unbundled bill.

"Small residential customers using 100 kWh or less will continue to receive substantial lifeline discounts. Even with the proposed adjustment, they will be paying less than what they were paying in May 2003, before tariffs were unbundled," dela Peña said.

These lifeline customers number approximately 1.4 million, representing more than one-third of Meralco's customer base of 4 million.

###

100 Years 1903-2003 MERALCO

PRESS RELEASE

ISSUE DATE: October 3, 2003
REFER TO:


75%
,838

MERALCO AT POWERTRENDS 2003 EXHIBITION: Meralco led by its President and Chief Operating Officer Jesus Francisco (2nd from ~~left~~) recently graced the Powertech Philippines 2003 Business Forum and PowerTrends 2003 international exhibition held at the World Trade Center in Roxas Boulevard Manila. Highlighting Meralco's participation was a presentation by its Marketing Head Miguel Lopez (1st from left) on Meralco's value added services. In photo during the exhibition's opening were, from left, Lopez, Francisco, Energy Secretary Vincent Perez, Meralco Customer Service Office Head Ruth David and NPC President Rogelio Murga. The business forum is a government, industry and professional cooperative effort for the Philippine energy and power sector.

File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

File No. 82-3237

#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *October 23, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P106.6 Billion (as of August 31, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached Invitation to a Presentation of the Third Quarter 2003 Operating Results and Teleconference Results on the Third Quarter 2003 Operating Results.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: October 23, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

In connection with Meralco's release of its Third Quarter 2003 results on Monday, October 27, 2003, Meralco will be conducting an Investors Briefing on Tuesday, October 28, 2003, 2:30 PM. This will be held at the:

BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Meralco has also arranged for a Conference Call with Senior Management at 4:30 PM. Details for the Conference call are as follows:

Conference Call Number: +852 2112 1333
Passcode: MERALCO

Those who wish to attend are requested to fill up the appropriate form (please see attached forms) and send through fax at:

Meralco Fax: + 632 6315591

File No. 82-3237

MERALCO

YOU ARE INVITED TO A PRESENTATION ON THE 3rd Qtr. 2003 OPERATING RESULTS

TUESDAY, October 28, 2003
2:30 PM

at the
BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Please confirm your participation by faxing this page with the following data to:

+632 631- 5591

on or before October 24, 2003. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

MERALCO

YOU ARE INVITED TO A TELECONFERENCE PRESENTATION ON THE 3rd Qtr. 2003 OPERATING RESULTS

TUESDAY, October 28, 2003
4:30 PM (Manila Time)

Conference Call Number*
+852 2112-1333 Passcode: MERALCO

* Please call at least five (5) minutes before the scheduled time.

Instant Replay Number**
+852 2112-1000 Passcode: MERALCO

**Available until October 30, 2003

Please confirm your participation by faxing this page with the following data to +632 631-5591 on or before October 24, 2003. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

US SEC
FILE NO. 82-3237

03 DEC -5 AM 7:21

SEC Form 17 – Q
Quarterly Report

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BU

03 DEC -5 AM 7:21

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-Q
(For the period ended June 30, 2003)
Form Type

PW-102
S. E. C. Registration No.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. **For the quarterly period ended:** *June 30, 2003*
2. **Commission identification number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Exact name of issuer as specified in its charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of issuer's principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
   Postal Code: *0300*
8. **Issuer's Telephone Numbers including area code:** *16220*
9. **Former name, former address and former fiscal year, if changed since last report:** *N/A*
10. **Securities registered pursuant to Sections 8 and 12 of the Code, or Sections 4 and 8 of RSA:**

Title of Each Class		*Number of Shares of Common Stock Outstanding*
Class "A"	-	*559,556,877*
Class "B"	-	*399,704,584*
Total	-	*999,261,461*

Amount of Debt outstanding: *P102.99 Billion (as of June 30, 2003)*

11. Are any or all of these securities listed on a Stock Exchange?

Yes [x] No [ ]

12. If yes, the name of such Stock Exchange and the class/es of securities:

Philippine Stock Exchange *Class A and B*

13. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed under Section 17 of the Code and SRC Rule 17 thereunder or Sections 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding twelve (12) months (or for such shorter Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporate Code of the Philippines, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports):

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past ninety (90) days:

Yes [x] No [ ]

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

Financial Statements of the registrant are incorporated herein by reference to the enclosed document.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This information is incorporated herein by reference to the enclosed document.

PART II - OTHER INFORMATION

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

DANIEL D. TAGAZA
Senior Vice President and
Chief Finance Officer

Date: August 4, 2003

cc Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MANAGEMENT'S DISCUSSION AND ANALYSIS (MDA) OF OPERATION
For the Six Months Ended June 30, 2003

The financial information appearing in this report and in our accompanying consolidated financial statements is stated in Philippine pesos. All references to "pesos", "peso" or "P" are to Philippine pesos. As quoted through the Philippine Dealing System, the average exchange rate of Philippine pesos into U.S. dollars was 53.30 pesos to the dollar at June 30, 2003, as compared to 50.30 pesos to the dollar at June 30, 2002.

This report contains some statements which constitute "forward-looking statements", including statements regarding our intent, belief or current expectations. Any such forward-looking statements are not guarantees of our future performance and involve a number of risks and uncertainties that could affect our business and results of operations. Among the factors that could cause actual results to differ from such statements are adverse consequences resulting from general economic and business conditions in the Philippines, our ability to grow the customer base for our services, demand for electric services in the Philippines, our ability to enter into various funding arrangements, competitive pressures, fluctuations in the Philippine peso – U.S. dollar exchange rate, changes in applicable Energy Regulatory Commission or ERC regulations, subsequent changes in regulatory policies for the Philippine power industry, governmental, statutory, regulatory or administrative initiatives affecting financial, governmental and other institutions in the Philippines, future decisions of judicial and administrative courts, tightening of Philippine exchange controls and political changes in the Philippines.

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements. In the opinion of Management, all adjustments necessary for a fair presentation of the financial position and the results of operations of the Company have been duly effected in the preparation of these statements and in accordance with Philippine GAAP.

1. **Philippine and Regional Economic Conditions**. Meralco operates only in the Philippines and is therefore affected by adverse economic and political developments in the Philippines. The Asian economic crisis, which began in mid-1997, has adversely affected most countries in Asia, including the Philippines. The values of many Asian currencies have depreciated against the U.S. dollar and Asian equity markets have experienced sharp declines and extreme volatility. The Company's Currency Exchange Rate Adjustment mechanisms have allowed the Company to pass on to its customers amounts of debt increases in its O & M expenses and principal debt amounts due to peso depreciation.

2. **Power Rate Structure, Regulation and System Losses.** The Company's rate structure is the most significant determinant of its operating results. Meralco's unbundled rates to its customers are composed of the Distribution Charge, the Metering Charge, the Supply Charge and the Currency Exchange Rate Adjustment (the "CERA"). The Distribution Charge incorporates the costs of developing, operating and maintaining Meralco's distribution system. This includes the cost of putting up, running and maintaining the equipment that receives power from the high voltage transmission grid and brings it to the premises of end-users such as households and industrial establishments.

Metering charge includes the cost of metering facilities, their reading, operation and maintenance, while Supply Charge includes the cost of rendering service to customers, such as billing, collection, complaints handling and associated activities.

Currency Exchange Rate Adjustment (CERA) (ICERA under the unbundled rate structure) – covers adjustments due to unavoidable fluctuation of the peso vis-à-vis the US dollar. Other charges such as the Generation charge, Transmission charge, system loss charge, universal charge, franchise tax are completely pass-through charges.

Although the Company's RORB fell from 7.1% in 1998 to 5.6% in 1999 under the Charter Formula, it did not apply for a rate increase in 1998 as the Company did not want to unduly burden its customers during the Asian economic crisis. The Company applied only last April 14, 2000 for a 30 centavo increase. On December 26, 2001, in compliance with EPIRA, the company submitted its unbundled rate application.

The Joint Congressional Power Commission (JCPC) on February 18, 2002 stamped its final approval on the Implementing Rules and Regulations (IRR) of the Electric Power Industry Reform Act of 2001 or Republic Act 9136. Earlier, the provisionally approved version of the IRR addressed three main Meralco concerns, to wit:

- Extension of market share caps over sectors other than generation.
- The review criteria for distributors' IPP contracts.
- Replacement of the current 10-year power supply agreement with the National Power Corporation with a transition supply contract.

On December 26, 2001, Meralco filed an application to unbundle its rates as mandated by Section 36 of Republic Act 9136. The application was filed in accordance with ERC Order on October 31, 2001 which prescribed uniform filing requirements for all distribution utilities. This included the submission of cost service figures (i.e. audited 2000 financial statements, appraisal of assets, weighted average cost of capital) computed according to the format and

parameters specified by the ERC. The updated cost of service figures as basis of the proposed unbundled rate schedules.

Docketed as ERC Case No. 2001-900, the Meralco proposal unbundled the rates into:

a. Generation/Transmission Charge (pending the approval of NPC's own unbundling petition).
b. Distribution Charge
c. Metering Charge
d. Supply Charge
e. Universal Charge (details the amount of interclass subsidies received or provided by each rate class).

The filed application also proposes a lifeline consumption level of 50 kwh and a ₱5 per kwh rate. Section 73 of RA 9136 provides for the institution of a socialized pricing mechanism for a marginalized end user, at a level of consumption and rate to be determined by the Energy Regulatory Commission (ERC). Estimates of the interclass cross-subsidies, based on updated service data cost and an adjustment of the system loss cap (the current RA 7832 cap is 9.5 percent). Section 43 (f) of RA 9136 empowers the ERC to set new caps on recoverable system losses, considering load density, sales mix and delivery voltage and other technical parameters.

The ERC issued its Decision on March 20, 2003 on the consolidated rate petitions. According to the Decision, the ERC granted the Parent Company an Overall Average Tariff Adjustments (OATA) of P0.054 per kwh, compared to Meralco's February 2003 effective selling price of P5.4040 per kwh, not including adjustments due to the Currency Exchange Adjustment (CERA) and the franchise tax. In a filing dated March 31, 2003, the Parent Company manifested that its computations and simulations showed that the unbundled rates approved by the ERC will not result in the OATA mentioned by the Decision.

On April 9, 2003, the Parent Company filed a Motion for Reconsideration with the ERC. It respectfully prayed that ERC reconsider its March 20, 2003 decision principally by: (a.1) allowing the recovery of income tax as a reasonable cost or, in the alternative, applying a rate of return based on the Weighted Average Cost of Capital (WACC) of the Parent Company; (a.2) allowing purchased power as part of two months working capital; (a.3) increasing the 9.5% system loss cap by 1.11% which corresponds to sub-transmission losses, and company use allowance from 0.25% to 0.40%; recalculating the CERA I to preserve the revenue-neutrality of the entire CERA, among others.

On May 30, 2003, the Energy Regulatory Commission (ERC) approved Meralco's unbundled rates. It was then directed to implement the new rates in its

June 2003 billing cycle. The May 30 Order of the ERC resolved the Motion for Reconsideration (MR) filed by Meralco on April 9, 2003 with ERC seeking reconsideration of the ERC's March 20, 2003 decision specifically concerning the application for a rate increase.

Prior to the implementation of its unbundled charges, Meralco's rates were in a bundled format, composed of three main components: Basic Charge, CERA and PPA. It was not clear from a bundled bill format what the various costs of providing electric service to customers were, hence the misconceptions on Meralco most especially with regard to the PPA.

The new rates, however, unbundled or itemized the bill based on cost and function. The bill will now show which portions of the electric rate go to Meralco and which are pass-through charges that the law requires Meralco to collect on behalf of suppliers, generators of electricity and the transmission company.

For the second quarter, system loss was recorded at 12.06 percent resulting to an expense of P739.7 M. This brought system loss for January to June to 11.66 percent, resulting in an expense of P1.2 billion. The Parent Company's system loss was above the legal limit in each of 2000 to 2002. The legal limit for the years 2001 to 2003 is 9.5%.

Electricity Supply. Meralco is highly dependent on NPC for power. The Company purchased approximately 64.7% of its requirements from NPC and 35.3% from various IPPs for the year 2002. As of the six months ended June 30, 2003, the Company purchased approximately 61% of its requirements from NPC and 39% from various IPP's. Recently, Meralco entered into mediation talks with NPC to resolve and settle these issues, and Mr. Sedfrey Ordonez and Mr. Antonio del Rosario were chosen by both companies as the mediators.

On July 15, 2003, Meralco and the National Power Corporation (NPC) signed a Settlement Agreement settling the disputes arising from the 10-year Contract for the Sale of Electricity entered into by the two parties in 1994. At the instance of both parties, the mediators were asked to reconcile the figures contained in the schedules to be attached to the Settlement Agreement prior to submission to ERC for its approval.

Under the Settlement Agreement, Meralco agreed to pay NPC over a 5-year period from the amounts collected by Meralco from its customers an estimated P27.52B for the energy contracted but not consumed for the last three years of the contract, 2002 to 2004, less adjustments amounting to P7.47B for transmission line delays and failure of NPC to turnover directly-connected customers.

Also under the agreement, NPC will ensure that Meralco's IPPs will be dispatched at their contract levels, resulting in reduction in rates to Meralco consumers estimated at P0.25 centavos/kWh based on March purchased power cost levels. NPC and Meralco will undertake a joint filing at the ERC for the recovery of the net settlement amount from Meralco customers.

4. **Exchange Rates**. Substantially all of the Company's long-term debt is denominated in U. S dollars and other foreign currencies. Accordingly, the further devaluation of the peso has resulted in a substantial increase in the Company's outstanding debt and debt service costs as reported in pesos in the financial statements. The Company recovers increases in its principal repayments of foreign currency denominated debt beyond the ERB approved base exchange rate of P40.081 to US$1.00 (but not increases in interest charges) due to Peso depreciation pursuant to CERA.

The foreign exchange loss associated with interest payments is reflected in the Company's financial statements under "interest and other financial charges". In addition, a substantial portion of the Company's capital expenditure has been, and is expected to continue to be, denominated in foreign currencies. In March 2000, the Accounting Standards Council issued Exposure Draft (ED) No. 37, "The Effects of Changes in Foreign Exchange Rates (revised)," which will eliminate the deferral of foreign exchange differentials but will allow the capitalization of foreign exchange differentials only under modified conditions effective January 2002. The Company's practice has been to capitalize foreign exchange losses arising from foreign currency denominated loans. Management believes that adoption of ED No. 37 will not have a material effect on the Company's financial position, results of operations and cash flow since the ERC has allowed the Parent Company to recover foreign exchange losses on its foreign currency denominated loans through adjustments in customers' bills as resolved under ERB Case No. 87-330-CERAII (ICERA under the unbundled rate structure).

5. **Republic Act 9136**. The Electric Power Industry Reform Act of 2001 or Republic Act 9136 took effect on June 26, 2001. The law restructures and deregulates the electric power industry, ending Meralco's monopoly in electricity supply in its franchise. RA 9136 seeks to introduce competition in the sale of electricity to end-users by giving customers choices in terms of their retail supplier. In the next three years, the power industry will undergo major changes brought about by RA 9136 or the Power Reform Law. Some salient features of the law are (a) reduction of 30 centavos per kilowatthour which were reflected in the electric bills of residential customers starting August 2001 (b) unbundle billings to be done within six months from the law's effectivity (c) give gradual relief to customers burdened by subsidies over a three year period and (d) charge a lifeline rate (below cost) to marginalized end-users, at a level to be determined

by the Energy Regulatory Commission. Meralco's management believes that RA 9136 will be positive for Meralco primarily because it is likely to result in decreased purchased power costs, and consequently, decreased electricity rates, thereby stimulating demand.

6. **Liquidity and Capital Resources**. To date, the Parent Company has met its capital expenditure requirements primarily from cash flow from operations, and proceeds of long-term borrowings that are primarily foreign-currency denominated. Parent company's total long-term debt as of June 30, 2003 (including the current portion) was ₱24.81 billion, of which ₱3.39 billion was denominated in pesos and the equivalent of ₱21.42 billion of which was denominated in foreign currencies, primarily U.S. dollars. The Company anticipates that capital expenditure will be the most significant use of funds for the next several years.

In order to meet its future working capital and other capital requirements, the Company intends to continue to rely primarily upon net cash provided by operating activities, borrowings from financial institutions and refinancing of short-term borrowings. Meralco's ability to incur long-term debt in the future is subject to a variety of uncertainties, including economic, political and other conditions in the Philippines. In addition, Meralco's ability to incur debt will also be affected by the Government's policies relating to foreign currency borrowings, the liquidity of the Philippine capital markets, Meralco's operating results and financial condition, and restrictions under its current debt agreements.

The recent credit rating made by Standard & Poor's which downgraded Meralco's foreign currency rating to "CC" from "CCC" will put further pressure on the company's liquidity position. The negative outlook reflects Meralco's impaired access to the financial markets and tight liquidity position. Failure to negotiate a favorable agreement with creditors or obtain another rate increase could increase the likelihood of a default and result in a further lowering of the company's corporate rating. A favorable resolution in regards to the Parent Company's short term obligations to creditors, the company's "Motion for Reconsideration " with the ERC, and a final implementation scheme for the customer refund mandated by the Supreme Court, however, could alleviate liquidity pressures and stabilize the company's corporate rating at the current level.

The Phase 1 of the refund to some 1.4 million registered and active residential and general services customers begins June 6, 2003 for those who consumed 100 kwh and below based on the April 2003 bill. The latest report released by Meralco's Refund Management Task Force shows a total of over P770M has been refunded. This consists of the amounts applied to the customers' unpaid bills as of June (P132M), those applied to June bills (P142M), those refunded in cash (P73M) and those credited to future bills (P424M).

The following table shows our consolidated cash flows for the six months ended June 30, 2002 and 2002 (unaudited) as well as consolidated other financial data also as of June 30, 2003 and 2002 (unaudited).

	Consolidated 6-months ended June 30	
	2003	2002
Cash Flows		
Net cash provided by operating activities	10,444	8,671
Net cash used in investing activities	(10,402)	(1,971)
Net cash provided by financing activities	(1,834)	1,132
Other Financial Data		
Utility plant and others – net	77,366	78,040
Other property and equipment	15,395	13,656
Cash and cash investments	5,040	10,798
Investments and advances	3,202	1,558
Total assets	153,752	148,458

7. **Customers' Deposits.** Meter deposits cover 50% of the cost of the metering equipment while the service deposits secure payment of the monthly bills for electricity consumption and is equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, at the customer's request only upon termination of the contract, provided that the metering equipment is returned in good condition and all account in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceeds the customer's current monthly bills, a refund can also be made upon the customer's request. Meters and service deposits earn interest at 6% per annum. In 1995, the then ERB amended the provisions of the standard rules and regulations governing electric utilities, which includes, among others, increasing the interest rate of these deposits from 6% to 10%. Meralco has contested, among other provisions, the increase in the interest rate.

Summary of Parent Company's customers' deposit:

	Parent Company	
	Jun 2003	Jun 2002
Meter and service deposits-net of current Portion	9,345	8,219
Interests on meter and service deposits – Net of current portion	3,246	4,166
Advance payment received from a Customer	-	804

Section 43 of the Corporation Code "Stock corporations are prohibited from retaining surplus profits in excess of one hundred (100%) percent of their paid-in capital stock, except:"

The pertinent provision of Section 43 of the Corporation Code provides that:

> Stock corporations are prohibited from retaining surplus profits in excess of one hundred percent (100%) of their paid-in capital stock except (1) when justified by definite corporate expansion projects or programs approved by the board of directors; or (2) when prohibited under any loan agreement with any financial institution or creditor, whether local or foreign, from declaring dividends without its/his consent, and such consent has not yet been secured; or (3) when it can be clearly shown that such retention is necessary under special circumstances obtaining in the corporation, such as when there is a need for special reserve for probable contingencies (underscoring ours).

- Given the delay incurred by the Company in securing a rate adjustment (ERC Case No. 2001-646) and the unbundling petition (ERC Case No. 2001-900) from the Energy Regulatory Commission which has remained pending before said regulator in spite of the Company's repeated pleas of the urgency of such rate adjustment, Meralco's management had deemed it prudent not to declare dividends or appropriate such amounts from its retained earnings to comply with the limitations set forth in Section 43 of the Corporation Code.

  On May 30, 2003, the Energy Regulatory Commission (ERC) approved Meralco's unbundled rates. It was then directed to implement the new rates in its June 2003 billing cycle. The May 30 Order of the ERC resolved the Motion for Reconsideration (MR) filed by Meralco on April 9, 2003 with ERC seeking reconsideration of the ERC's March 20, 2003 decision specifically concerning the application for a rate increase.

- The situation under the Company is operating in as described above, leaves management no choice but to conserve the Company's resources to mitigate the effects of the Supreme Court decision to reduce Meralco's basic rates by 16.7 centavos and return to its customers the amount of 16.7 centavos per kilowatthour it has collected in its billing starting February 1994 and ensure its continued viability.

- It is clear that present circumstances under the exception cited in Section 43 of the Corporation Code apply to Meralco.

EXPLANATORY COMMENTS ABOUT THE SEASONALITY OR CYCLICALITY OF INTERIM OPERATIONS

The Company's business evidences seasonality on both quarterly and six-month basis. The second and particularly the third quarters are periods of greater electricity demand. Principally, the first, and to a lesser extent, the fourth quarters are periods of comparatively reduced demand from Meralco's customers because of cooler temperatures and the reduction of inventory by commercial and industrial customers. Because there are usually significant reductions in demand during the first quarter, the revenues for the first six months of a year tend to be lower than for the second six months of a year. The Company's commercial and industrial customers generally increase inventories during third quarter and accordingly, a disproportionate amount of the Company's revenues occur in the second half of the year

The following table sets forth Meralco's sales in gWh.

	2003	2002
Quarterly Sales		
First Quarter	5,470.5	5,007.0
Second Quarter	6,116.3	5,948.0
Third Quarter	-	5,931.4
Fourth Quarter	-	5,936.0

The nature and amount of changes in estimates of amounts reported in prior interim periods of the current financial year or changes in estimates of amounts reported in prior financial years, if those changes have a material effect in the current interim period.

The impact of the Supreme Court ruling with finality to rollback the **distribution rate** by 16.7 centavos per kilowatt-hour and the booked refund to customers from February 1994 to December 2002 amounting to P27.8 billion will greatly affect our cash flows and the Parent Company has no recourse but to scale down the budgeted capital expenditures for the year 2003 from ₱6.7 billion to approximately ₱4.5 billion.

Issuances, repurchases, and repayments of debt and equity securities;

Issuances = None
Repurchases = None

The estimated schedule of repayments of long-term debt of the Parent Company is as follows:

(In Millions)

	In Original Currency			
Year	US Dollar	Jap Yen	Deutschmark	Peso
2003	78	1,011	6	286
2004	99	1,011	6	1,305
2005	76	1,011	4	1,815
2006	13	1,011	-	124
2007 thereafter	88	4,046	-	6

Material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period;

1. Franchise Renewal

The Senate approved on second reading on March 17, 2003 a consolidated 25-year franchise for Meralco. House Bill No. 4451, an act granting the country's largest power distributor a franchise to construct, operate and maintain a distribution system for the conveyance of electric power to end-users in Metro Manila and nearby provinces, was approved without revision. Under RA 9136, Congress has the exclusive power to grant electric distribution franchises, repealing Sec. 43 of the Presidential Decree 269, which delegated franchising powers to the National Electrification Commission.

The Senate Bill – adopting the version endorsed by the House of Representatives – calls for the consolidation of Meralco's 50 existing franchises under a single "mega-franchise". This "collection of franchises" involves the right to retail electricity to more than three million commercial, industrial and residential customers in Metro Manila, Bulacan, Laguna, Cavite, Pampanga, Batangas and Quezon

On March 24, 2003, the ERC, in its Orders issued in ERC Cases No 2003-129 to 139, granted the Parent Company a Provisional Authority to operate electric services in the Cities of Manila, San Juan, Las Pinas, Quezon, Malabon, Makati, Caloocan, Pasay, Mandaluyong and Paranaque and the Municipality of Navotas. The Parent Company filed its application for the issuance of new Certificates of Public Convenience and Necessity (CPCN) for these areas on March 21, 2003 since their CPCN covering the aforementioned cities and municipality expired on March 24, 2003.

On April 25, 2003. The Speaker of the House signed final version of the Bill in a ceremony with out Chairman of the Board and other Meralco executives and on May 8, 2003, the Senate President signed the said House Bill 4451.

President Gloria Macapagal Arroyo on June 9, signed into law Republic Act 9209, an act granting Meralco a 25-year consolidated franchise over its existing service area.

The Act grants Meralco "a franchise to construct, operate and maintain a distribution system for the conveyance of electric power to the end-users in the cities/municipalities of Metro Manila, Bulacan, Cavite and Rizal and certain cities/municipalities/barangays in Batangas, Laguna, Quezon and Pampanga."

Republic Act 9136 or the Electric Power Industry Reform Act of 2001 (EPIRA) gave back to Congress the exclusive authority to grant franchises for electric distribution.

2. Pending Rate Applications with ERC

On March 20, 2003, the Energy Regulatory Commission (ERC) has approved a ₱0.054 centavos per kilowatthour (kwh) overall average tariff increase on the Meralco's unbundled electricity rate. This is way below the ₱1.12 per kwh unbundling rate petition filed on December 26, 2001. The approved unbundling rate excludes the ₱0.0875 centavos per kwh increase also to be imposed by Meralco on its customers to recover its deferred purchased power adjustment (PPA). The deferred PPA, amounting to a total of ₱5.7 billion, will be recovered by Meralco within three years.

In a filing dated March 31, 2003, the Parent Company manifested that its computations and simulations showed that the unbundled rates approved by the ERC will not result in the OATA mentioned by the Decision nor the WATA found in the ERC's press statement. The Parent Company also said in its manifestation that it disagreed with a number of the findings, conclusions, and dispositions of the ERC in its Decision.

On April 9, 2003, the Parent Company filed a Motion for Reconsideration with the ERC. It respectfully prayed that ERC reconsider its March 20, 2003 Decision principally by: (a) allowing the recovery of income tax as a reasonable cost, or, in the alternative applying a rate of return based on the Weighted Average Cost of Capital (WACC) of the Parent Company; (b) allowing purchased power as part of two months working capital; (c) increasing the 9.5% system loss cap by 1.11%, which corresponds to sub-transmission losses, and Parent Company use allowance from 0.25% to 0.40%; and (d) recalculating the CERA I to preserve the revenue-neutrality of the entire CERA, among others.

The Energy Regulatory Commission approved on May 30, 2003 Meralco's unbundled rates, to be implemented in its June 2003 billing cycle. The Order allowed Meralco to increase its rates by 17 centavos/kwh (8.35 centavos/kwh for generation and transmission and 8.65 centavos/kwh for distribution). The unbundled rates itemized the electric bill based on cost and function, showing which portions go to Meralco and which are pass-through charges. The ERC also authorized Meralco to collect an additional amount of P0.0127 per kwh starting with the June billing cycle, as allowed recovery of transmission line fee, per ERC Order dated May 29, 2003.

3 Recovery of Deferred Purchased Power Adjustment (PPA)

The ERC's cease and desist order, dated April 30, 2002 prohibited Meralco from automatically including the "over(under) recoveries in the PPA computation and to submit in writing the basis of the computations of its under-recoveries. Meralco complied with the order and bills of all Meralco customers in July reflected a credit adjustment corresponding to the reduction of the PPA rate for May 2002 from P3.30 per kwh to P2.80 per kwh effective June 13, 2002. The 50-centavo reduction corresponds to the deferred PPA component of the May 2002 PPA.

On December 19, 2002, the ERC lifted the "Cease and Desist Order" although it also ordered that of the P9.3B claimed by the Parent Company, only P7.3B should be classified as deferred PPA. Of the P7.3B, the P1.5B pertaining to the Transmission Line Fee is still under regulatory evaluation. In ERC's March 20, 2003 Decision on the rate unbundling petition, the Parent Company was authorized to recover the deferred PPA of P5.8B through its rates, by an amount equivalent to 8.75 centavos per kilowatt-hour over a period of three (3) years. The Parent Company began collecting the said amount starting its April 2003 billing cycle.

4. Refund Case (SC Decision on April 30, 2003)

On January 27, 2003, the Parent Company filed with the SC a motion seeking the referral of the case to the SC en banc. The motion was denied by the SC in a resolution which the Parent Company received on March 17, 2003. The Parent Company filed a Motion for Reconsideration of this resolution on April 1, 2003.

On April 30, 2003, the SC denied Meralco's "Urgent Motion for Consideration by the Supreme Court en banc" making the decision final and executory. On the same day, the Parent Company recognized the liability to refund customers by setting up the liability accounts and reducing the Retained Earnings account by the amount of refund as of end December 31, 2002, net of tax benefits. Meralco also effected a rollback of distribution rates for January 1, 2003 to March 31, 2003 by 16.7 centavos per kwh.

On May 12, 2003, the ERC ordered Meralco to proceed with the initial phase that will benefit the company's marginal customers. In its order, the ERC directed the Parent Company to give a one-time refund starting June 5, 2003 to its customers within the 1 – 100 kWh monthly consumption bracket.

In compliance with the Supreme Court ruling, the company began Phase I of the refund to some 1.4 million registered and active residential and general services customers on June 6, 2003, for those who consumed 100 kwh and below based on the April 2003 bill.

As of June 18, 2003, more than 200,000 customers visited 40 refund centers to claim their cash refunds, inquire on their refund schedule or chose to have the refund amount applied to their next electric bills.

The latest report released by our Refund Management Task Force shows a total of over P770M has been refunded. This consists of the amounts applied to the customer's unpaid bills as of June (P132M), those applied to June Bills (P142M), those refunded in cash (P73M) and those credited to future bills (P424M).

Various Highlights of the Quarter and Six Months Ended June 30, 2003

- The Meralco centennial commemorative stamp was launched on January 31 showing the *tranvia* or electric streetcar, which symbolized the earliest years of Meralco.

- Toll-free access to company hotline 16211 was made available to provincial customers in Cavite and Laguna for reporting power supply and billing problems. The toll-free project will be replicated in other provinces, depending on the results of the pilot run in the two areas.

- Meralco's Substation together with Substation Process Management and Telecommunications Office earned the ISO Certification, given by the Anglo Japanese American (AJA) Registrars, Inc., a certifying body accredited under the United Kingdom Accreditation Scheme.

- Two provisions were ratified and approved by the company's shareholders during the annual Stockholders Meeting held June 24, 2003.

  Specifically, the items ratified and approved were:

  ✓ Amendments to the Articles of Incorporation to reflect the removal of the 10 percent cap on stock ownership.

    The removal of the 10 percent ownership cap would hasten the inflow of much needed investment to the company.

  ✓ Creation and incurrence of additional bonded indebtedness of Meralco up to a maximum amount of US$600 million.

    This is intended for activities related to the Comprehensive Liability Management Plan (CLMP), namely: to provide security to Meralco's existing incurred creditors over assets covered by the Mortgage Trust Indenture; and, to fund needs for working capital, capital expenditures, debt financing and other requirements.

The effect of changes in the composition of the issuer during the interim period, including business combinations, acquisition or disposal of subsidiaries and long-term investments, restructuring, and discontinuing operations; and,

No changes has been made during the interim period.

Changes in contingent liabilities or contingent assets since the last annual balance sheet date.

The contingent liability for the Supreme Court Case on December 31, 2002 is now a liability. Of the total P30.1B to be refunded, ₱3.1 billion is recorded as current liability and ₱27.0 billion as a deferred/long-term liability.

In compliance with the Supreme Court ruling, the company began Phase I of the refund to some 1.4 million registered and active residential and general services customers on June 6, 2003, for those who consumed 100kWh and below based on the April 2003 bill and approved by the Energy Regulatory Commission (ERC).

Management's Discussion and Analysis (MDA) of Financial Condition and Results of Operations (Part III, Par. (A)(2)(b).

2. Discussion and analysis of material event/s and uncertainties known to management that would address the past and would have an impact on future operations of the following:

a. Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales/revenues/income from continuing operations.

1) **Republic Act 9136**. The Electric Power Industry Reform Act of 2001 or Republic Act 9136 took effect on June 26, 2001. The law restructures and deregulates the electric power industry, ending Meralco's monopoly in electricity supply in its franchise. RA 9136 seeks to introduce competition in the sale of electricity to end-users by giving customers choices in terms of their retail supplier. In the next three years, the power industry will undergo major changes brought about by RA 9136 or the Power Reform Law. Some salient features of the law are (a) reduction of 30 centavos per kilowatthour which were reflected in the electric bills of residential customers starting August 2001 (b) unbundle billings to be done within six months from the law's effectivity (c) give gradual relief to customers burdened by subsidies over a three year period and (d) charge a lifeline rate (below cost) to marginalized end-users, at a level to be determined by the Energy Regulatory Commission. **Meralco's management believes that RA 9136 will be positive for Meralco primarily because it is likely to result in decreased purchased power costs, and consequently, decreased electricity rates, thereby stimulating demand.**

2) **Exchange Rates**. Substantially all of the Company's long-term debt is denominated in U. S dollars and other foreign currencies. Accordingly, the further devaluation of the peso has resulted in a substantial increase in the Company's outstanding debt and debt service costs as reported in pesos in the financial statements. The Company recovers increases in its principal repayments of foreign currency denominated debt beyond the ERB approved base exchange rate of P40.081 to US$1.00 (but not increases in interest charges) due to Peso depreciation pursuant to CERA. The foreign exchange loss associated with interest payments is reflected in the Company's financial statements under "interest and other financial charges". In addition, a substantial portion of the

Company's capital expenditure has been, and is expected to continue to be, denominated in foreign currencies. In March 2000, the Accounting Standards Council issued Exposure Draft (ED) No. 37, "The Effects of Changes in Foreign Exchange Rates (revised)," which will eliminate the deferral of foreign exchange differentials but will allow the capitalization of foreign exchange differentials only under modified conditions effective January 2002. The Company's practice has been to capitalize foreign exchange losses arising from foreign currency denominated loans. **Management believes that adoption of ED No. 37 will not have a material effect on the Company's financial position, results of operations and cash flow since the ERC has allowed the Parent Company to recover foreign exchange losses on its foreign currency denominated loans through adjustments in customers' bills as resolved under ERB Case No. 87-330-CERAII.**

3) Franchise Renewal. The Committee on Legislative Franchises of the Lower House approved in principle House Bill 4239 that seeks to grant Meralco a 25-year consolidated franchise. House Bill 4239 which was approved during the committee's third hearing on February 13, is still subject to changes in style and certain amendments. The bill will undergo a second and third reading at the Plenary Session. Under RA 9136 Congress has the exclusive power to grant franchises, repealing Sec. 43 of Presidential Decree 269 which delegated Congress' franchising powers to the National Electrification Committee. Meralco management is hoping for the approval of the franchise renewal before the year ends.

On October 23, 2002, the Committee on Public Services recommended the adoption of House Bill 4451, on Meralco's application for a consolidated 25-year franchise grant. Chaired by Sen., Joker Arroyo, the Committee recommended the adoption of the House Bill en toto.

Eight of the Committee's 14 regular and ex-officio members signed the Committee Report. After Senator Arroyo's sponsorship of Meralco's franchise application, consideration of the measure was suspended and interpellation on the floor deferred to when Congress resumes sessions on the week of November 11, 2002.

The Senate approved on second reading on March 17, 2003 a consolidated 25-year franchise for Meralco. House Bill No. 4451, an act granting the country's largest power distributor a franchise to construct, operate and maintain a distribution system for the conveyance of electric power to end-users in Metro Manila and nearby provinces, was approved without revision. Under RA 9136, Congress has the exclusive power to grant electric distribution franchises, repealing Sec. 43 of the Presidential Decree 269, which delegated franchising powers to the National Electrification Commission.

On March 24, 2003, the ERC, in its Orders issued in ERC Cases No 2003-129 to 139, granted the Parent Company a Provisional Authority to operate electric services in the Cities of Manila, San Juan, Las Pinas, Quezon, Malabon, Makati, Caloocan, Pasay, Mandaluyong and Paranaque and the Municipality of Navotas. The Parent Company filed its application for the issuance of new Certificates of Public Convenience and Necessity (CPCN) for these areas on March 21, 2003 since their CPCN covering the aforementioned cities and municipality expired on March 24, 2003.

On April 25, 2003. The Speaker of the House signed final version of the Bill in a ceremony with out Chairman of the Board and other Meralco executives and on May 8, 2003, the Senate President signed the said House Bill 4451.

President Gloria Macapagal Arroyo on June 9, signed into law Republic Act 9209, an act granting Meralco a 25-year consolidated franchise over its existing service area.

The Act grants Meralco "a franchise to construct, operate and maintain a distribution system for the conveyance of electric power to the end-users in the cities/municipalities of Metro Manila, Bulacan, Cavite and Rizal and certain cities/municipalities/barangays in Batangas, Laguna, Quezon and Pampanga."

Republic Act 9136 or the Electric Power Industry Reform Act of 2001 (EPIRA) gave back to Congress the exclusive authority to grant franchises for electric distribution.

4) **Pending Rate Application**. Meralco's last increase in its **Basic Distribution Charge** was in February 1994 or eight years ago. The increases in customers' bills through the years were due mainly to increases in Purchased Power Cost or PPC (from the Napocor and other suppliers) which is revenue neutral to Meralco. From ₱1.87/kwh in 1993, Purchased Power Cost has escalated to ₱4.22/kWh in 2001.

The ERC issued its Decision on March 20, 2003 on the consolidated rate petitions. According to the Decision, the ERC granted the Parent Company an Overall Average Tariff Adjustments (OATA) of P0.054 per kwh, compared to Meralco's February 2003 effective selling price of P5.4040 per kwh, not including adjustments due to the Currency Exchange Adjustment (CERA) and the franchise tax. In a filing dated March 31, 2003, the Parent Company manifested that its computations and simulations showed that the unbundled rates approved by the ERC will not result in the OATA mentioned by the Decision.

On April 9, 2003, the Parent Company filed a Motion for Reconsideration with the ERC. It respectfully prayed that ERC reconsider its March 20, 2003 decision principally by: (a) allowing the recovery of income tax as a reasonable

cost or, in the alternative, applying a rate of return based on the Weighted Average Cost of Capital (WACC) of the Parent Company; (b) allowing purchased power as part of two months working capital; (c) increasing the 9.5% system loss cap by 1.11% which corresponds to sub-transmission losses, and Parent Company use allowance from 0.25% to 0.40%; and (d) recalculating the CERA I to preserve the revenue-neutrality of the entire CERA, among others.

On March 20, 2003, the Energy Regulatory Commission (ERC) has approved a ₱0.054 centavos per kilowatthour (kwh) overall average tariff increase on the Meralco's unbundled electricity rate. This is way below the ₱1.12 per kwh unbundling rate petition filed on December 26, 2001. The approved unbundling rate excludes the ₱0.0875 centavos per kwh increase also to be imposed by Meralco on its customers to recover its deferred purchased power adjustment (PPA). The deferred PPA, amounting to a total of ₱5.7 billion, will be recovered by Meralco within three years.

In a filing dated March 31, 2003, the Parent Company manifested that its computations and simulations showed that the unbundled rates approved by the ERC will not result in the OATA mentioned by the Decision nor the WATA found in the ERC's press statement. The Parent Company also said in its manifestation that it disagreed with a number of the findings, conclusions, and dispositions of the ERC in its Decision.

On April 9, 2003, the Parent Company filed a Motion for Reconsideration with the ERC. It respectfully prayed that ERC reconsider its March 20, 2003 Decision principally by: (a) allowing the recovery of income tax as a reasonable cost, or, in the alternative applying a rate of return based on the Weighted Average Cost of Capital (WACC) of the Parent Company; (b) allowing purchased power as part of two months working capital; (c) increasing the 9.5% system loss cap by 1.11%, which corresponds to sub-transmission losses, and Parent Company use allowance from 0.25% to 0.40%; and (d) recalculating the CERA I to preserve the revenue-neutrality of the entire CERA, among others.

The Energy Regulatory Commission approved on May 30, 2003 Meralco's unbundled rates, to be implemented in its June 2003 billing cycle. The Order allowed Meralco to increase its rates by 17 centavos/kwh (8.35 centavos/kwh for generation and transmission and 8.65 centavos/kwh for distribution). The unbundled rates itemized the electric bill based on cost and function, showing which portions go to Meralco and which are pass-through charges. The ERC also authorized Meralco to collect an additional amount of P0.0127 per kwh starting with the June billing cycle, as allowed recovery of transmission line fee, per ERC Order dated May 29, 2003.

5) **Financial Covenants**. Our debt instruments contain restrictive covenants and require the Company to comply with specified financial ratios and

other financial tests at relevant measurement dates, principally at the end of quarterly periods.

The financial tests under our debt instruments, include maintaining a positive tangible net worth and compliance with the following ratios:

Unsecured Loans:
- Current ratio on a non-consolidated basis, shall not be less than 1 : 1
- Debt Service Coverage Ratio on a non-consolidated basis, shall not be less than 1.3 : 1
- Interest Coverage Ratio on a non-consolidated basis, shall not be less than 3 : 1
- Debt to Equity Ratio (Historical Value) on a non-consolidated basis, shall not be more than 3 : 1
- Fixed Charged Coverage Ratio on a non-consolidated basis, minimum is 3 : 1.
- Debt to Net Tangible Assets Ratio on a non-consolidated basis, maximum is .5 : 1
- Secured Debt to Net Tangible Assets Ratio on a non-consolidated basis, maximum is .4 : 1.

Secured Loans:
- Return on Rate Base (RORB) on a non-consolidated basis, should not be less than 8%
- Self – Financing Ratio on a non-consolidated basis should not be less than 20% and
- Debt Service Ratio on a non-consolidated basis should not be less than 1.3 : 1

The principal factors that can negatively affect our ability to comply with these financial ratios are depreciation of the peso to the U.S. dollar, the short-term loans which will mature on January 2004 and the effect of the Supreme Court ruling with finality to rollback the distribution rate by 16.7 centavos per kilowatthour and the customers' refund amounting to ₱29.7 billion as of June 30, 2003.

To date, due to the negative factors mentioned above, which adversely affect our financials, some of our financial ratios, were not complied with as set forth in the Loan Agreement.

The recent credit rating made by Standard & Poor's which downgraded Meralco's foreign currency rating to "CC" from "CCC" will put further pressure on the company's liquidity position. The negative outlook reflects Meralco's impaired access to the financial markets and tight liquidity position. Failure to negotiate a favorable agreement with creditors or obtain another rate relief could increase the likelihood of a default and result in a further lowering of the company's corporate

rating. A favorable resolution in regards to the Parent Company's short term obligations to creditors and favorable economic demand could alleviate liquidity pressures and improve the company's corporate rating.

b. Any material commitments for capital expenditures, the general purpose of such commitments and the expected sources of funds for such expenditures.

Capital expenditures of the Parent Company for the second quarter of 2003 rose by 3.09 percent, from ₱1.62B in 2002 to ₱1.67B. Of the amount, 99.4 percent was spent for electric system projects while 0.6 percent was for non-electric projects and other capitalized items.

In order to meet its future working capital and other capital requirements, the Company intends to continue to rely primarily upon net cash provided by operating activities and contend with meager resources due to financial problems brought about by the ongoing refund to customers.

A reduced budget of P4.97 billion from the original figure of P6.7 billion was allotted to finance this year's electric capital projects. With this very tight budget, Meralco has to prioritize its projects to only those deemed urgent in this year's project line-up and projects of lesser priority will have to be deferred for next year if the Company's financial condition improves.

Meralco's ability to incur long-term debt in the future is subject to a variety of uncertainties, including economic, political and other conditions in the Philippines. In addition, Meralco's ability to incur debt will also be affected by the Government's policies relating to foreign currency borrowings, the liquidity of the Philippine capital markets, Meralco's operating results and financial condition, and restrictions under its current debt agreements

The recent credit rating made by Standard & Poor's which downgraded Meralco's foreign currency rating to "CC" from "CCC" will put further pressure on the company's liquidity position. The negative outlook reflects Meralco's impaired access to the financial markets and tight liquidity position. Failure to negotiate a favorable agreement with creditors or obtain another rate relief could increase the likelihood of a default and result in a further lowering of the company's corporate rating. A favorable resolution in regards to the Parent Company's short term obligations to creditors and favorable economic demand could alleviate liquidity pressures and improve the company's corporate rating..

f. Any seasonal aspects that had a material effect on the financial condition or results of operations.

The Company's business evidences seasonality on both quarterly and six-month basis. The second and particularly the third quarters are periods of greater electricity demand. Principally, the first, and to a lesser extent, the fourth quarters are periods of comparatively reduced demand from Meralco's customers because of cooler temperatures and the reduction of inventory by commercial and industrial customers. Because there are usually significant reductions in demand during the first quarter, the revenues for the first six months of a year tend to be lower than for the second six months of a year. The Company's commercial and industrial customers generally increase inventories during third quarter and accordingly, a disproportionate amount of the Company's revenues occur in the second half of the year

The following table sets forth Meralco's sales in gWh.

	2003	2002
Quarterly Sales		
First Quarter	5,470.5	5,007.0
Second Quarter	6,116.3	5,948.0
Third Quarter	-	5,931.4
Fourth Quarter		5,936.0

2. Any significant elements of income or loss that did not arise from the issuer's continuing operations.

For the second quarter of 2003, the company operated under normal business conditions, except for the net effect of the Supreme Court's ruling with finality to rollback the Parent Company's "distribution rate" by 16.7 centavos per kwh up to May 2003 and the recognition of customer refunds amounting to approximately P29B, which greatly affect the company's financials.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three Months Ended June 30, 2003 compared to Three Months Ended June 30, 2002

- Total kilowatt-hour sales volume for the second quarter 2003 reached 6,116.34 million kwh. Year on year, an increase of 2.8 percent from 5,947.96 million kwh sold was realized.

  Sales to commercial customers grew by 3.4 percent while sales to industrial and residential customers likewise improved by 3.2 percent and 2.1 percent, respectively.

- Consolidated operating revenues for the quarter went up by 9.4 percent over the same period last year. The revenues of the Parent Company included the 8.65 centavo rate increase in the distribution rate per the Energy Regulatory Commission (ERC) Order dated May 30, 2003 approving the new unbundled rates effective June 2003 billing cycle.

- Consolidated operating expenses rose by about 8.7 percent primarily due to the 13.4 percent rise in purchased power cost. However, the impact on the bottomline was offset by the company's ability to manage its operations and maintenance expenses resulting in a decrease of 15.7 percent.

- Parent Company's purchased power cost for the said three months increased by 13.4% from ₱24.8 billion in 2002 to ₱28.1 billion in 2003 due to the higher demand for the quarter.

- Consolidated operating income for the quarter is up by 21.6 percent from ₱1.9 B in 2002 to ₱2.3 billion in 2003 due to the net effect of the increase in sales volume and the decrease in operations and maintenance expenses and depreciation.

- Depreciation and amortization expense decreased as the Company's assets were restated to a more reasonable current appraised value. Total consolidated depreciation and amortization expense decreased by 17.8 % from ₱1.4 billion in 2002 to ₱1.1 billion in 2003. For financial reporting purposes, depreciation is computed based on the carrying values of the utility plant using the straight-line functional group method over the estimated useful lives of the properties ranging from 5 to 50 years. For income tax purposes, depreciation is computed based on cost using the double declining balance method.

- Consolidated net interest and other financial charges increased by 13.7 percent, from ₱717 million in 2002 to ₱815 million in 2003. The increase could be attributed to the higher interest rates coupled with the fluctuation of the peso against the US dollar.

Principal payments on long-term debt amounted to ₱1.9 billion in 2003 and ₱445 million in 2002, respectively.

- For the second quarter, system loss was recorded at 12.06 percent resulting to an expense of ₱739.7 M. This brought system loss for the January to June to 11.66 percent, resulting in an expense of ₱1.2 billion.

- Provision for disallowed recoveries for the quarter amounted to ₱310 million. This pertains to the potential disallowance for Quezon Power Phils. Ltd. transmission line fees. Recoverability depends on the outcome of the evaluation of the ERC.

- Net income for the quarter was P391 million, a decrease of 27.3 percent from the P538 million net income realized in the same period last year.

- Capital expenditures for the quarter rose by 3.09 percent, from ₱1.62 billion in 2002 to ₱1.67 billion in 2003. Of the amount, 99.4 percent was spent for electric system projects while 0.6 percent was for non-electric projects and other capitalized items.

- Cash dividends paid out to preferred stockholders amounted to ₱16 million and ₱17 million for the second quarter of 2003 and 2002, respectively. As for common stock, no dividends has been declared for the period under review.

- Basic Earnings Per Common Share (excluding depreciation on appraisal increase) for the period under review went down by 43.03 percent, from ₱0.79 in 2002 to ₱0.45 in 2003.

- A total of 58,562 new customers were added to the Meralco customer base as of end-June 30, 2003. This brought the total number of customers to 3,983,331, for an increase of 1.49 percent from the December 2002 count of 3,924,769.

- As of June 30, 2003, Parent Company's total regular employee count is 5,611 compared to the same period of last year of 5,927.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Six Months Ended June 30, 2003 compared to Six Months Ended June 30, 2002

- Total kilowatt-hour sales volume for the first half of 2003 reached 11,527.6 million kwh compared to last year's 10,869.4 million kWh or an increase of 6.1%

  Sales to residential customers grew by 7.0 percent while sales to commercial and industrial customers likewise improved by 6.5 percent and 4.5 percent, respectively.

- Consolidated operating revenues for the six months went up by 8.5 percent over the same period last year. The revenues of the Parent Company included the 8.65 centavo rate increase in the distribution rate per the Energy Regulatory Commission (ERC) Order dated May 30, 2003 approving the new unbundled rates effective June 2003 billing cycle.

- Consolidated operating expenses rose by about 9.5 percent primarily due to the 13.4 percent rise in purchased power cost. However, the impact on the bottomline was offset by the company's ability to manage its operations and maintenance expenses resulting in a slight decrease of 5.6 percent.

- Parent Company's purchased power cost for the said six months increased by 11.7% from ₱48.7 billion in 2002 to ₱54.5 billion in 2003 due to the higher demand for the first semester.

- Consolidated operating income for the first semester is down by 8.1 percent from ₱3.4 B in 2002 to ₱3.1 billion in 2003 due to the net effect of the increase in purchased power cost and other related expenses of subsidiaries.

- Depreciation and amortization expense decreased as the Company's assets were restated to a more reasonable current appraised value. Total consolidated depreciation and amortization expense decreased by 5.8 % from ₱2.5 billion in 2002 to ₱2.4 billion in 2003. For financial reporting purposes, depreciation is computed based on the carrying values of the utility plant using the straight-line functional group method over the estimated useful lives of the properties ranging from 5 to 50 years. For income tax purposes, depreciation is computed based on cost using the double declining balance method.

- Consolidated net interest and other financial charges on the other hand, increased by 12.6 percent, from ₱1.47 billion in 2002 to ₱1.66 million in 2003. The increase could be attributed to the higher interest rates coupled with the fluctuation of the peso against the US dollar. Principal payments on long-term debt amounted to ₱2.35 billion in 2003 and ₱972million in 2002, respectively.

- For the first half of the year, system loss was recorded at 11.66 percent resulting to an expense of ₱1.2 B compared to the same period last year of 12.14 percent and P1.3 billion unrecoverable purchased power.

- Provision for disallowed recoveries for the first half of the year amounted to ₱310 million. This pertains to the potential disallowance for Quezon Power Phils. Ltd. transmission line fees. Recoverability depends on the outcome of the evaluation of the ERC.

- Net income for the first half of the year was ₱66 million, a decrease of 85.8 percent from the ₱465 million net income realized in the same period last year.

- Capital expenditures for the first semester rose by 12.2 percent, from ₱2.77 billion in 2002 to ₱3.11 billion in 2003. Of the amount, 96.4 percent was spent for electric system projects while 3.6 percent was for non-electric projects and other capitalized items.

- Cash dividends paid out to preferred stockholders amounted to ₱34 million and ₱35 million for the first two quarters of 2003 and 2002, respectively. As for common stock, no dividends has been declared for the period under review.

- Basic Earnings Per Common Share (excluding depreciation on appraisal increase) for the period under review went down by 68.4 percent, from ₱0.98 in 2002 to ₱0.31 in 2003.

- A total of 58,562 new customers were added to the Meralco customer base as of end-June 30, 2003. This brought the total number of customers to 3,983,331, for an increase of 1.49 percent from the December 2002 count of 3,924,769.

- As of June 30, 2003, Parent Company's total regular employee count is 5,611 compared to the same period of last year of 5,927.

A) MANAGEMENT'S DISCUSSION Re: MATERIAL CHANGES ON THE LINE-BY-LINE ITEMS OF THE COMPANY'S CONSOLIDATED BALANCE SHEET

Six Months Ended June 30, 2003 compared to Six Months Ended June 30, 2002

- Consolidated utility plant and others - net decreased by P674 million or a minimal (0.9%) to ₱77.4 billion as of June 30, 2003 from ₱78.04 billion during the same period in 2002, mainly due to the adjustments made on company assets on the first half of 2003.

- Other property and equipment increased due to additions to in-progress account during the first half of the year, from P13.7 billion in June 2002 to P15.4 billion in June 2003 or 12.7 percent increase.

- Consolidated investments and advances, however, increased by ₱1.6 billion from ₱1.6 billion in June 2002 to ₱3.2 billion in June 2003, due primarily to the additional investments provided by the Parent Company to various affiliates and subsidiaries.

- Land and Development, which is an affiliate account decreased slightly by 10.9% for the six months ended June 30, from ₱1.4 billion in 2002 to ₱1.3 billion in June 30, 2003. Subdivided and unsubdivided land of a subsidiary are carried at cost. Expenditures for development and improvements of subdivided land are capitalized as part of the cost of the land. Interest costs are capitalized while development is in progress.

- Consolidated cash and cash investments however, decreased by ₱5.8 billion or 53.3 percent, from ₱10.8 billion in June 2002 to ₱5.0 billion in June 2003 mainly due to increases in additions to utility plant and decrease in other current liabilities.

- Trade accounts receivables (net of allowance for doubtful accounts) as of the six months of 2003 increased by 33.6 percent from ₱17.6 billion in June 2002 to ₱23.6 billion in June 2003 on account of higher sales volume.

- Other receivables as of June 30, 2003, however, increased by 19.8% as compared to the period ended June 30, 2002 from ₱1.8 billion to ₱2.2 billion.

- Allowance for doubtful accounts amounted to ₱1.6 billion for the six months ended June 30, 2003 as compared to ₱1.5 billion in June 30, 2002 or an increase of 12.1 percent, due to higher revenues.

A) MANAGEMENT'S DISCUSSION Re: MATERIAL CHANGES ON THE LINE-BY-LINE ITEMS OF THE COMPANY'S CONSOLIDATED BALANCE SHEET

Six Months Ended June 30, 2003 compared to Six Months Ended June 30, 2002

- Consolidated materials and supplies as of June 30, 2003 decreased by 43.9% to ₱1.6 billion from ₱2.9 billion in 2002, due to slow down in capital expenditures brought about by the cost of borrowings, and the reduction of Parent Company's ***basic rates by 16.7 centavos***. Materials are stated at moving average cost or market, whichever is lower.

- Consolidated deferred debits and other assets for the six months ended June 30, 2003, however, increased by 11.0% to ₱21.9 billion in 2003 from ₱19.7 billion in 2002, mainly due to increases in foreign exchange adjustments (forex), various deferred charges, miscellaneous work in progress and other related accounts.

- Proceeds from net issuances of preferred stock increased by ₱152 million, thereby increasing the Preferred Stock by 14.1 percent, from ₱888 million in 2002 to ₱1,013 million in 2003.

- Subscriptions receivable, common stock decreased by 65.9%, from ₱167 million to ₱57 million, due to the collections from employees who availed of Employee Stock Option Plan.

- Reflecting the 16.7 centavo reduction on our basic rates for the period from February 1994 to December 2002 amounting to ₱28.7 billion, the Parent Company's Unappropriated Retained Earnings as of the six months ended June 30, 2003 **decreased by 186.5 percent** compared to June 30, 2002. The adjustment was in compliance with Supreme Court's decision ruling in finality in ERB Case No. 93-118.

- Liabilities to reflect the refund were recognized. Customers' Refund – Current amounted to ₱6.1 billion while Customers' Refund – Non-current amounted to ₱23.6 billion. As of June 18, 2003 more than 200,000 customers visited our 40 refund centers to claim their cash refunds, inquire on their refund schedule or chose to have the refund amount applied to their next electric bills. The latest report on Phase 1 released by the Refund Management Task Force shows a total of over P770 million has been refunded. This consists of the amounts applied to the customers' unpaid bills as of June (P132 M), those applied to June bills (P142M), those refunded in cash (P73M) and those credited to future bills (P424M).

- Consolidated long-term debt – net of current portion decreased by 22.5%, from ₱26.8 billion in June 30, 2002 to ₱20.7 billion in June 30, 2003 due to the effect of the principal amortization transferred to current portion of long-term debt.

- Consolidated Notes Payable also decreased by 24.5 percent, from ₱8.5 billion to ₱6.4 billion, due to the partial retirement of parent company's short-term loans.

- Consolidated Accounts Payable, however, increased by ₱4.3 billion from ₱12.2 billion in June 30, 2002 to ₱16.6 billion in June 30, 2003 due to the increase in purchased power costs and the higher sales volume for the period under review.

- Accrued expenses increased primarily due to increase in interest on customers' deposits and other related accrued expenses, from ₱2.2 billion in June 2002 to ₱3.6 billion in June 2003.

- Consolidated income tax payable amounted to a low ₱699 million as of June 30, 2003, compared ₱501 million as of June 30, 2002 due to the lower net income experienced in the second quarter by the Parent Company.

- Current portion of long-term debt however, increased by 165.3 percent to ₱6.8 billion in June 2003, compared to ₱2.5 billion in June 2002 due to the expected maturing long-term loan amortization within one year period.

- Consolidated other current liabilities increased by 12.4% from ₱2.8 billion in June 2002 to ₱3.2 billion in June 2003, due to increase in miscellaneous operating reserves and other related accrued expenses.

- Consolidated deferred income tax – net, increased by ₱819 million, from ₱3.6 billion in June 2002 to ₱4.6 billion in June 2003 or 22.5%, primarily due to the increase in operating and non-operating expenses. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial reporting bases of assets and liabilities and their related tax bases. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

- Customers' deposits balance of the Parent Company as of June 30, 2003 is ₱12.6 billion as compared to June 30, 2002 figure of P13.2 billion or a mere 4.8% decrease. On a consolidated basis, the breakdown is as follows:

	Jun 2003	Jun 2002
Customers, Meter & Metering Facilities	9,345	8,219
Interest on Customers deposit	3,246	4,166
Customers Advances	0	804
Total	12,591	13,189

- Consolidated operating and other reserves increased by 132.2 percent from ₱2.5 billion in June 2002 to ₱2.8 billion in June 2003, due to increases in customer/meter deposit – interest, pension and benefit reserve and miscellaneous operating reserve.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

Parent Company Financial Statements
June 30, 2003 and 2002

And

Consolidated Financial Statements
June 30, 2003 and 2002

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
BALANCE SHEETS

	Parent Company		Consolidated		
	June 30				
	2003	2002	2003	2002	Dec 2002
			(Amounts in Millions)		
ASSETS					
Noncurrent Assets					
Utility plant and others at revalued amounts – net (Notes 5 and 14)	**₱77,366**	₱78,040	**₱77,366**	₱78,040	₱80,481
Construction in progress (Note 6)	**10,403**	8,523	**15,395**	13,656	8,719
Investments and advances (Notes 7, and 8)	**4,459**	2,509	**3,202**	1,558	7,477
Land held for future development (Notes 4 and 14)	–	–	**1,286**	1,443	1,443
Other noncurrent assets - net (Note 12)	**21,149**	18,720	**21,904**	19,728	22,381
Total Noncurrent Assets	**113,377**	107,792	**119,153**	114,425	120,501
Current Assets					
Cash and cash equivalents (Note 8)	**4,799**	10,405	**5,040**	10,798	6,832
Receivables - net (Notes 9, 12, 14 and 19)	**20,684**	16,712	**24,082**	17,973	21,688
Inventories - net (Note 10)	**930**	1,708	**1,639**	2,920	1,312
Other current assets - net (Note 11)	**3,315**	2,029	**3,838**	2,342	2,141
Total Current Assets	**29,728**	30,854	**34,599**	34,033	31,973
	₱143,105	₱138,646	**₱153,752**	₱148,458	₱152,474
STOCKHOLDERS' EQUITY AND LIABILITIES					
Stockholders' Equity					
Preferred stock	**₱1,013**	₱888	**₱1,013**	₱888	₱837
Common stock	**9,993**	10,063	**9,993**	10,063	9,993
Capital in excess of par value	**2,979**	3,446	**2,979**	3,446	2,974
Subscriptions receivable – common stock	**(57)**	(167)	**(57)**	(167)	(58)
Deposits on subscriptions to preferred stock	**149**	153	**149**	153	150
Appraisal increase in utility plant (Note 5)	**27,579**	27,262	**27,579**	27,262	27,856
Unappropriated retained earnings (Notes 7,13,14)	**(14,136)**	16,337	**(14,136)**	16,337	14,255
Appropriated retained earnings	**12,600**	12,600	**12,600**	12,600	12,600
Total Stockholders' Equity	**40,120**	70,582	**40,120**	70,582	68,607
Minority Interest	–	–	**2,946**	2,931	2,786
Noncurrent Liabilities					
Long-term debt - net of current portion (Notes 5, 14, 23 and 27)	**18,070**	23,249	**20,735**	26,751	23,421
Customers' deposits - net of current portion (Note 18)	**12,591**	13,189	**12,591**	13,227	11,924
Customers' refund – noncurrent	**23,563**	-	**23,563**	-	-
Deferred income tax - net (Note 21)	**4,459**	3,654	**4,459**	3,640	3,978
Operating reserves	**2,849**	513	**2,849**	2,461	2,658
Other noncurrent liabilities	**372**	358	**3,187**	-	374
Total Noncurrent Liabilities	**61,904**	40,963	**67,384**	46,079	42,355
Current Liabilities					
Notes payable (Note 15)	**5,952**	7,933	**6,427**	8,513	7,293
Accounts payable and other current liabilities (Notes 4, 12, 16, 18 and 19)	**21,577**	16,190	**23,288**	17,306	25,365
Current portion of long-term debt (Notes 5, 12, 23 and 27)	**6,738**	2,494	**6,754**	2,546	6,065
Customers' refund – current	**6,134**	-	**6,134**	-	0
Income tax payable	**680**	484	**699**	501	3
Total Current Liabilities	**41,081**	27,101	**43,302**	28,866	38,726
	₱143,105	₱138,646	**₱153,752**	₱148,458	₱152,474

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated	
	Three Months Ended June 30			
	2003	2002	2003	2002
	(Amounts in Millions, Except Per Share Data)			
REVENUES (Note 12)	₱34,227	₱31,637	₱34,960	₱31,942
OPERATING EXPENSES				
Purchased power (Notes 19 and 25)	28,127	24,813	28,127	24,813
Operations and maintenance (Notes 19, 20 and 22)	2,294	2,829	2,426	2,878
Depreciation and amortization (Notes 12 and 20)	1,052	1,276	1,111	1,352
Taxes other than income tax	554	741	557	743
Cost of contracts & services	-	-	439	265
	32,027	29,659	32,660	30,051
OPERATING INCOME	2,200	1,978	2,300	1,891
OTHER INCOME (CHARGES)				
Interest and other charges – net (Notes 18, 20 and 23)	(761)	(652)	(815)	(717)
Unrecoverable purchased power –system loss	(740)	(410)	(740)	(410)
Provision for disallowed receivables	(310)	-	(310)	-
Equity in net earnings(losses)	128	(10)	103	72
TOTAL OTHER INCOME(EXPENSES)	(1,683))	(1,072)	(1,762)	(1,055)
NET INCOME BEFORE TAX	517	906	538	836
PROVISION FOR INCOME TAX				
Provision for income tax	(681)	(417)	(693)	(417)
Provision for income tax – deferred	555	49	555	70
Total Provision for income tax	(126)	(368)	(138)	(347)
INCOME BEFORE MINORITY INTEREST	391	538	400	489
MINORITY INTEREST	–	–	(9)	49
NET INCOME (Notes 1 and 26)	₱391	₱538	₱391	₱538
Basic Earnings Per Common Share (Note 26)				
Including depreciation on appraisal increase	₱0.37	₱0.52	₱0.37	₱0.52
Excluding depreciation on appraisal increase	0.45	0.79	0.45	0.79

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated		
		Six Months Ended June 30			Year Ended
	2003	2002	2003	2002	2002
		(Amounts in Millions, Except Per Share Data)			
REVENUES (Note 12)	₱65,422	₱60,776	₱66,824	₱61,585	₱123,829
OPERATING EXPENSES					
Purchased power (Notes 19 and 25)	54,452	48,735	54,452	48,735	98,631
Operations and maintenance (Notes 19, 20 and 22)	4,422	4,704	4,665	4,941	10,718
Depreciation and amortization (Notes 12 and 20)	2,257	2,377	2,373	2,519	5,215
Taxes other than income tax	1,359	1,442	1,363	1,444	2,891
Cost of real estate	-	-	-	-	494
Cost of contracts and services (Note 20)	–	–	868	568	906
	62,490	57,258	63,721	58,207	118,855
OPERATING INCOME	2,932	3,518	3,103	3,373	4,974
OTHER INCOME (CHARGES)					
Interest and other charges - net (Notes 18, 20 and 23)	(1,539)	(1,335)	(1,656)	(1,471)	(3,839)
Unrecoverable purchased power	(1,203)	(1,319)	(1,203)	(1,319)	(1,351)
Prov'n. for probable losses on disallowed receiva.	(310)	-	(310)	-	(1,639)
Equity in net earnings(losses)	201	31	201	167	306
Write-off of disallowed receivables	-	–	-	–	(878)
TOTAL OTHER INCOME(EXPENSES)	(2,851))	(2,623)	(2,968)	(2,623)	(7,401)
NET INCOME BEFORE TAX	81	895	135	755	(2,427)
PROVISION FOR INCOME TAX					
Provision for income tax	(680)	(551)	(703)	(1,294)	(1,508)
Provision for income tax – deferred	665	121	665	897	1,733
Total Provision for income tax	(15)	(430)	(38)	(397)	225
NET INCOME (LOSS) AFTER TAX	66	465	97	358	(2,202)
MINORITY INTEREST	–	–	(31)	107	187
NET INCOME (LOSS) (Notes 1 and 26)	₱66	₱465	₱66	₱465	(₱2.015)
Basic Earnings (Loss) Per Common Share (Note 26)					
Including depreciation on appraisal increase	₱0.03	₱0.43	₱0.03	₱0.43	(₱2.09)
Excluding depreciation on appraisal increase	0.31	0.98	0.31	0.98	(1.10)

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
PARENT COMPANY AND CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	6-Months Ended June 30		Dec. 31
	2003	2002	2002
	(Amounts in Millions)		
PREFERRED STOCK (Note 10)			
Balance at beginning of year	₱837	₱863	₱863
Issuance of shares (21,755,643 shares in Jun 2003, and 3,330,166 in Jun 2002) and 7,354,900 shares in Dec. 2002	218	73	73
Redemption of shares (4,181,357 shares in Jun 2003, 1,695,437 shares in 2002 and 9,957,011 in Dec 2002)	(42)	(48)	(99)
Balance at end of year	1,013	888	837
COMMON STOCK (Note 14)			
Balance at beginning of year	9,993	10,063	10,063
Cancelled subscriptions	-	–	(70)
Stock dividend	–	–	-
Balance at end of year	9,993	10,063	9,993
CAPITAL IN EXCESS OF PAR VALUE (Note 14)			
Balance at beginning of year	2,974	3,445	3,445
Cancelled subscriptions	5	1	(471)
Balance at end of year	2,979	3,446	2,974
SUBSCRIPTIONS RECEIVABLE - COMMON STOCK (Note 14)			
Balance at beginning of year	(58)	(171)	(171)
Relassified to current receivables	1	4	86
Cancelled subscriptions	-	–	27
Balance at end of year	(57)	(167)	(58)
DEPOSITS ON SUBSCRIPTIONS TO PREFERRED STOCK (Note 14)			
Balance at beginning of year	150	155	155
Additional deposits/(adjustments) on subscriptions	28	34	68
Issuance of shares	(29)	(36)	(73)
Balance at end of year	149	153	150
APPRAISAL INCREASE IN UTILITY PLANT AND OTHERS (Note 5)			
Balance at beginning of year	25,894	25,578	25,578
Additions/(Adjustments)	1,962	2,243	3,271
Depreciation on appraisal increase transferred to unappropriated retained earnings	(277)	(559)	(993)
Balance at end of year	27,579	27,262	27,856
UNAPPROPRIATED RETAINED EARNINGS (Notes 1, 7, 14 and 15)			
Balance, Beginning *(Unadjusted)*	14,255	15,351	15,351
Customers' refund from Feb. 1994 to Dec. 2002 with net effect of valuation Allowance, deferred tax asset & uncollectible accounts	(28,699)	0	0
Balance, Beginning *(As adjusted)*	(14,444)	15,351	15,351
Net income (loss)	66	465	(2,015)
Depreciation on appraisal increase in utility plant and others	276	556	993
Cash dividend on preferred stock - 10%	(34)	(35)	(74)
Cash dividend on common stock	–	–	-
Stock dividend	–	–	-
Transfers to appropriated retained earnings	–	-	–
Balance at end of year	(14,136)	16,337	14,255
APPROPRIATED RETAINED EARNINGS (Notes 1 and 14)			
Balance at beginning of year	12,600	12,600	12,600
Transfers from unappropriated retained earnings	–	-	–
Balance at end of year	12,600	12,600	12,600
	₱40,120	₱70,582	₱68,607

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated		
		Six Months Ended June 30			Dec
	2003	2002	2003	2002	2002
			(Amounts in Millions)		
CASH FLOWS FROM OPERATING ACTIVITIES					
Income (loss) before income tax	**₱81**	₱895	**₱104**	862	(₱2,240)
Adjustments for:					
Depreciation and amortization	**2,257**	2,377	**2,373**	2,519	5,215
Franchise tax expense	**1,360**	1,441	**1,363**	1,444	2,787
Interest expense on loans and financial charges	**1,261**	1,127	**1,379**	1,263	2,842
Provision for probable losses on disallowed receivables	**310**	–	**310**	–	1,639
Interest expense on customers' deposits	**480**	443	**480**	443	1,035
Write-off of receivables	**0**	–	**-**	–	878
Interest and dividend income	**(203)**	(235)	**(203)**	(235)	(616)
Provision for doubtful accounts and other losses and decline in value	**220**	219	**220**	219	498
Equity in net loss (earnings) of investee companies	**(201)**	(31)	**(201)**	(167)	(306)
Other provisions	**-**	-	**-**	-	675
Dividends received from investee companies	**129**	77	**129**	77	261
Provision for inventory obsolescence	**-**	-	**-**	-	362
Net loss on disposal of utility plant and others	**-**	–	**-**	–	72
Others	**2,567**	1,478	**3,416**	2,651	
Minority interest	**-**	-	**31**	(107)	(187)
Operating income before working capital changes	**8,261**	7,791	**9,401**	8,969	12,915
Changes in operating assets and liabilities:					
Decrease (increase) in:					
Receivables	**(185)**	3,008	**(2,262)**	4,038	2,271
Inventories	**60**	(34)	**(327)**	(556)	691
Other current assets	**(1,291)**	(384)	**(1,697)**	(556)	276
Increase(decrease) in:					
Customers' refund – current	**6,134**		**6,134**		
Accounts payable & other current liabilities	**(905)**	1,574	**(1,381)**	330	2,382
Other non-current liabilities	**671**	(1,852)	**3,485**	(276)	28
Cash generated from operations	**12,745**	10,103	**13,353**	11,949	18,563
Franchise, realty tax and others	**(1,871)**	(2,034)	**(1,871)**	(2,034)	(2,836)
Interest paid	**(1,199)**	(1,155)	**(1,236)**	(1,477)	(2,953)
Income tax paid	**(3)**	(2)	**(5)**	(2)	(715)
Interest and dividend received	**203**	235	**203**	235	616
Net cash provided by (used in) operating activities	**9,875**	7,147	**10,444**	8,671	12,675
CASH FLOWS FROM INVESTING ACTIVITIES					
Additions to utility plant and others	**(3,109)**	(2,771)	**(3,628)**	(3,027)	(6,853)
Decrease (increase) in:					
Other receivables	**83**	(6)	**(352)**	(157)	(84)
Other noncurrent assets	**438**	3,171	**958**	3,002	512
Land held for future development	**–**	-	**157**	141	(143)
Increase(decrease) in investments and advances	**(84)**	(13)	**4,275**	4,687	823
Proceeds from sale of utility plant and others	**-**	–	**-**	–	53
Increase in other property & equipment	**(1,790)**	(1,590)	**(6,676)**	(6,617)	
Decrease in customers' refund adjustments	**(5,136)**	0	**(5,136)**		-
Net cash used in investing activities	**(9,598)**	(1,209)	**(10,402)**	(1,971)	(5,692)

	Parent Company		Consolidated		
	Six Months Ended June 30				
	2003	2002	2003	2002	Dec 2002
	(Amounts in Millions)				
CASH FLOWS FROM FINANCING ACTIVITIES					
Repayments of:					
Notes payable	(₱736)	(₱272)	(₱757)	(₱1,003)	(₱4,631)
Long-term debt	(2,051)	(549)	(2,353)	(972)	(1,888)
Proceeds from:					
Notes payable	0	887	0	1,399	3,129
Long-term debt	307	0	307	0	45
Advance payment received from a customer	-	-	-	-	200
Increase in customers' deposits	667	1,788	667	1,827	187
Dividends paid on:					
Preferred stock	(34)	(35)	(34)	(35)	(74)
Common stock	–	–	–	–	-
Proceeds from issuance of and subscriptions to:					
Preferred stock	218	73	218	73	68
Common stock	–	-	–	0	23
Redemption of preferred stock	(42)	(49)	(42)	(49)	(99)
Increase (decrease) in minority interest	–	–	160	(108)	(77)
Net cash provided by (used in) financing activities	(1,671)	1,843	(1,834)	1,132	(3,117)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,394)	7,781	(1,792)	7,832	3,866
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,193	2,624	6,832	2,966	2,966
CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 9)	₱4,799	₱10,405	₱5,040	₱10,798	₱6,832

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated		
	For the Quarter Ended June 30				Dec
	2003	2002	**2003**	2002	2002
			(Amounts in Millions)		
CASH FLOWS FROM OPERATING ACTIVITIES					
Income (loss) before income tax	**₱517**	₱906	**₱529**	₱885	(₱2,240)
Adjustments for:					
Depreciation and amortization	**1,052**	1,276	**1,111**	1,352	5,215
Franchise tax expense	**554**	741	**557**	743	2,787
Interest expense on loans and financial charges	**552**	578	**672**	715	2,842
Provision for probable losses on disallowed receivables	**310**	–	**310**	–	1,639
Interest expense on customers' deposits	**243**	225	**243**	225	1,035
Write-off of receivables	**-**	–	**-**	–	878
Interest and dividend income	**(100)**	(152)	**(100)**	(152)	(616)
Provision for doubtful accounts and other losses and decline in value	**116**	118	**116**	118	498
Equity in net loss (earnings) of investee companies	**(128)**	(10)	**(103)**	(72)	(306)
Other provisions	**-**	-	**-**	-	675
Dividends received from investee companies	**129**	77	**129**	77	261
Provision for inventory obsolescence	**-**	-	**-**	-	362
Net loss on disposal of utility plant and others	**-**	–	**-**	–	72
Others	**1,316**	(1,717)	**(2,312)**	(2,540)	
Minority interest	**-**	-	**9**	(49)	(187)
Operating income before working capital changes	**4,561**	2,042	**1,161**	1,302	12,915
Changes in operating assets and liabilities:					
Decrease (increase) in:					
Receivables	**(675)**	1,310	**(987)**	1,547	2,271
Inventories	**105**	(112)	**168**	(2)	691
Other current assets	**(324)**	(247)	**(350)**	(359	276
Increase(decrease) in:					
Customers' refund – current	**3,083**		**2,699**		
Accounts payable & other current liabilities	**3,423**	1,661	**4,276**	1,061	2,382
Other non-current liabilities	**(1,616)**	(1,269)	**41**	322	28
Cash generated from operations	**8,557**	3,385	**7,008**	3,871	18,563
Franchise, realty tax and others	**(821)**	(990)	**(821)**	(990)	(2,836)
Interest paid	**(761)**	(893)	**(701)**	(946)	(2,953)
Income tax paid	**(2)**	(2)	**(2)**	(2)	(715)
Interest and dividend received	**100**	152	**100**	152	616
Net cash provided by (used in) operating activities	**7,073**	1,652	**5,584**	2,085	12,675
CASH FLOWS FROM INVESTING ACTIVITIES					
Additions to utility plant and others	**(1,675)**	(1,620)	**(1,686)**	(1,620)	(6,853)
Decrease (increase) in:					
Other receivables	**(217)**	(113)	**(456)**	(42)	(84)
Other non-current assets	**1,024**	2,955	**2,158**	3,094	512
Land held for future development	–	–	**276**	(2)	(143)
Increase (decrease) in investments & advances	**(21)**	23	**262**	(20)	823
Proceeds from sale of utility plant and others	**-**	–	**-**	–	53
Increase(decrease) in other property & equipment	**(231)**	1,700	**(261)**	1,488	
Decrease in customers' refund adjustments	**(4,376)**	0	**(4,376)**		-
Net cash used in investing activities	**(5,496)**	2,945	**(4,083)**	2,898	(5,692)

(Forward)

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated		
	For the Quarter Ended June 30				Dec
	2003	2002	2003	2002	2002
	(Amounts in Millions)				
CASH FLOWS FROM OPERATING ACTIVITIES					
Income (loss) before income tax	₱517	₱906	₱529	₱885	(₱2,240)
Adjustments for:					
Depreciation and amortization	1,052	1,276	1,111	1,352	5,215
Franchise tax expense	554	741	557	743	2,787
Interest expense on loans and financial charges	552	578	672	715	2,842
Provision for probable losses on disallowed receivables	310	–	310	–	1,639
Interest expense on customers' deposits	243	225	243	225	1,035
Write-off of receivables	-	–	-	–	878
Interest and dividend income	(100)	(152)	(100)	(152)	(616)
Provision for doubtful accounts and other losses and decline in value	116	118	116	118	498
Equity in net loss (earnings) of investee companies	(128)	(10)	(103)	(72)	(306)
Other provisions	-	-	-	-	675
Dividends received from investee companies	129	77	129	77	261
Provision for inventory obsolescence	-	-	-	-	362
Net loss on disposal of utility plant and others	-	–	-	–	72
Others	1,316	(1,717)	(2,312)	(2,540)	
Minority interest	-	-	9	(49)	(187)
Operating income before working capital changes	4,561	2,042	1,161	1,302	12,915
Changes in operating assets and liabilities:					
Decrease (increase) in:					
Receivables	(675)	1,310	(987)	1,547	2,271
Inventories	105	(112)	168	(2)	691
Other current assets	(324)	(247)	(350)	(359	276
Increase(decrease) in:					
Customers' refund – current	3,083		2,699		
Accounts payable & other current liabilities	3,423	1,661	4,276	1,061	2,382
Other non-current liabilities	(1,616)	(1,269)	41	322	28
Cash generated from operations	8,557	3,385	7,008	3,871	18,563
Franchise, realty tax and others	(821)	(990)	(821)	(990)	(2,836)
Interest paid	(761)	(893)	(701)	(946)	(2,953)
Income tax paid	(2)	(2)	(2)	(2)	(715)
Interest and dividend received	100	152	100	152	616
Net cash provided by (used in) operating activities	7,073	1,652	5,584	2,085	12,675
CASH FLOWS FROM INVESTING ACTIVITIES					
Additions to utility plant and others	(1,675)	(1,620)	(1,686)	(1,620)	(6,853)
Decrease (increase) in:					
Other receivables	(217)	(113)	(456)	(42)	(84)
Other non-current assets	1,024	2,955	2,158	3,094	512
Land held for future development	–	–	276	(2)	(143)
Increase (decrease) in investments & advances	(21)	23	262	(20)	823
Proceeds from sale of utility plant and others	-	–	-	–	53
Increase(decrease) in other property & equipment	(231)	1,700	(261)	1,488	
Decrease in customers' refund adjustments	(4,376)	0	(4,376)		-
Net cash used in investing activities	(5,496)	2,945	(4,083)	2,898	(5,692)

(Forward)

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

1. Corporate Information

a. General

Manila Electric Company (Parent Company) is incorporated in the Philippines. The Parent Company is involved in the distribution of electricity covering 114 franchise areas in the Luzon region. Its subsidiaries, also incorporated in the Philippines, are mainly engaged in the business of real estate, engineering consulting and other services. The number of employees of the Parent Company was 5,611 as of June 30, 2003 and 5,927 as of June 30, 2002.

Prior to the enactment of Republic Act (RA) No. 9136 in 2001 (see Note 28), the Parent Company is subject to regulation by the Energy Regulatory Board (ERB) and gives recognition to the ratemaking policies of the ERB. RA 9136 abolished the ERB and created in its place, the Energy Regulatory Commission (ERC).

b. Refund Case with the Supreme Court (SC)

On April 30, 2003, the Supreme Court denied Meralco's "Urgent Motion for Consideration by the Supreme Court en banc" making the decision final and executory. On May 12, 2003, the ERC ordered Meralco to proceed with the initial phase that will benefit the company's marginal customers. In its order, the ERC directed the Parent Company to give a one-time refund starting June 5, 2003 to its customers within the 1 – 100 kWh monthly consumption bracket.

The Parent Company implemented a rollback of rates by 16.7 centavos for the period January 1, 2003 to March 31, 2003. It has also reduced its Retained Earnings by the full amount of the refund as of December 31, 2002, net of tax benefits. A liability of P30.06 billion was recognized with P3.06 billion as current and P27.0 billion as deferred / long-term.

The Phase 1 of the refund to some 1.4 million registered and active residential and general services customers begins June 6, 2003 for those who consumed 100 kWh and below based on the April 2003 bill. The latest report released by Meralco's Refund Management Task Force show a total of over P770 M has been refunded. This consists of the amounts applied to the customers' unpaid bills as of June (P132M), those applied to June bills (P142M), those refunded in cash (P73M) and those credited to future bills (P424M).

c. Franchise Renewal

On June 8, 2001, RA 9136, the "Electric Power Industry Restructuring Act of 2001" was signed into law. RA 9136 returned to Congress the sole authority to grant electric distribution franchises. With the Parent Company's franchise for Manila and adjacent suburbs set to expire in March 2003, a bill granting the Parent Company a consolidated 25-year franchise over its current service coverage was filed in the House of Representatives as House Bill

(HB) 4451 in January 2002. This was subsequently referred to the House Committee on Legislative Franchises.

In March 2002, HB 4451 was approved by the House of Representatives and subsequently transmitted to the Senate, where it was referred to the Senate Committee on Public Services. The Public Services Committee conducted a total of five public hearings on the measure before eventually approving HB 4451 *en toto* on October 23, 2002 and endorsing its approval by the Senate in Plenary. Following five months of floor deliberations, HB 4451 was eventually passed without amendment by the Senate on Second and Third Readings on March 17 and 20, 2003, respectively. The final copy of the bill signed on April 25, 2003 by the Speaker of the House is pending for signature by the Senate President before its transmittal to President Gloria Macapagal-Arroyo for approval.

On March 24, 2003, the ERC, in its Orders issued in ERC Cases No. 2003-129 to 139, granted the Parent Company a Provisional Authority to operate electric services in the Cities of Manila, San Juan, Las Piñas, Quezon, Malabon, Makati, Caloocan, Pasay, Mandaluyong and Paranaque and the Municipality of Navotas. The Parent Company filed its application for the issuance of new Certificates of Public Convenience and Necessity (CPCN) for these areas on March 21, 2003 since their CPCN covering the aforementioned cities and municipality expired on March 24, 2003.

President Gloria Macapagal Arroyo on June 9, 2003, signed into law Republic Act 9209, an act granting Meralco a 25-year consolidated franchise over its existing service area.

The Act grants Meralco "a franchise to construct, operate and maintain a distribution system for the conveyance of electric power to the end-users in the cities/municipalities of Metro Manila, Bulacan, Cavite and Rizal and certain cities/municipalities/barangays in Batangas, Laguna, Quezon and Pampanga."

a. Pending Rate Applications with ERC

On March 20, 2003, the ERC promulgated its Decision on the consolidated rate petitions. According to the Decision, the ERC granted an Overall Average Tariff Adjustment (OATA) of ₱0.054 per kilowatt-hour, compared to its February 2003 effective selling price of ₱5.4040 per kilowatt-hour, not including adjustments due to the Currency Exchange Rate Adjustment (CERA) and the franchise tax. Meanwhile, according to a press statement released by the ERC, the approved rates would lead to an overall Weighted Average Tariff Adjustment (WATA) of ₱0.22 per kilowatt-hour when compared to February 2003 rates.

In a filing dated March 31, 2003, the Parent Company manifested that its computations and simulations showed that the unbundled rates approved by the ERC will not result in the OATA mentioned by the Decision nor the WATA found in the ERC's press statement. The Parent Company also said in its manifestation that it disagreed with a number of the findings, conclusions, and dispositions of the ERC in its Decision. Thus, the Parent Company stated that it would not be implementing the Decision beginning its April 2003 billing cycle and that it would file a motion asking the ERC to reconsider its March 20, 2003 Decision within the 15-day period allowed following receipt of the Decision.

On April 9, 2003, the Parent Company filed a Motion for Reconsideration with the ERC. It respectfully prayed that ERC reconsider its March 20, 2003 Decision principally by: (a) allowing the recovery of income tax as a reasonable cost or, in the alternative, applying a

rate of return based on the Weighted Average Cost of Capital (WACC) of the Parent Company; (b) allowing purchased power as part of two months working capital; (c) increasing the 9.5% system loss cap by 1.11%, which corresponds to sub-transmission losses, and Parent Company use allowance from 0.25% to 0.40%; and (d) recalculating the Currency Exchange Rate Adjustment (CERA) I to preserve the revenue-neutrality of the entire CERA, among others.

On May 30, 2003, the Energy Regulatory Commission (ERC) approved Meralco's unbundled rates. It was then directed to implement the new rates in its June 2003 billing cycle. The May 30 Order of the ERC resolved the Motion for Reconsideration (MR) filed by Meralco on April 9, 2003 with ERC seeking reconsideration of the ERC's March 20, 2003 decision specifically concerning the application for a rate increase.

1. **Summary of Significant Accounting Policies**

The principal accounting policies adopted in preparing the financial statements of the Parent Company and its subsidiaries (collectively referred to as the "Company") are as follows:

Basis of Preparation

The accompanying financial statements are prepared in accordance with the generally accepted accounting principles in the Philippines under the historical cost basis, except for utility plant and others carried at revalued amounts and the matters discussed in Note 1b.

Adoption of New Statements of Financial Accounting Standards (SFAS)/
International Accounting Standards (IAS)

The Company has adopted the following new SFAS/IAS effective in 2002:

- SFAS 16/IAS 16, "Property, Plant and Equipment";
- SFAS 24/IAS 24, "Related Party Disclosures";
- SFAS 27/IAS 27, "Consolidated Financial Statements and Accounting for Investments in Subsidiaries";
- SFAS 28/IAS 28, "Accounting for Investments in Associates";
- SFAS 31/IAS 31, "Financial Reporting of Interest in Joint Ventures"; and
- SFAS 36/IAS 36, "Impairment of Assets."

Additional disclosures required by the new standards were included in prior years' financial statements, where applicable.

New Accounting Standards Effective Subsequent to 2002

The Company will adopt the following new standards in 2003, except SFAS 17/IAS 17, "Leases," which will be adopted in 2004. These new standards have been approved by the Accounting Standards Council (ASC) and, based on current circumstances, the Company does not believe the effect of the adoption of the new standards to be material.

- SFAS 10/IAS 10, "Events After the Balance Sheet Date," which prescribes the accounting policies and disclosures related to adjusting and non-adjusting subsequent events.

- SFAS 17/IAS 17, "Leases," which prescribes the accounting policies and disclosures to apply to finance and operating leases.

- SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets," which provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. It also specifies the disclosures that should be included with respect to these items.

- SFAS 38/IAS 38, "Intangible Assets," which establishes the criteria for the recognition and measurement of intangible assets. Intangible assets that are recognized should be amortized generally over a maximum of 20 years. The new standard also requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred.

- SFAS 8A, "Deferred Foreign Exchange Differences," which will eliminate the deferral of foreign exchange differences effective January 1, 2003. Management believes that the adoption of SFAS 8A will not have a material effect on the Company's financial position, results of operations and cash flows since the then ERB has allowed the Parent Company to recover foreign exchange losses on its foreign currency denominated loans through adjustments in customers' bills as resolved under ERB Case No. 87-330-CERA II [Incremental Currency Exchange Rate Adjustment (ICERA) under the unbundled rate structure.]

Basis of Consolidation and Investments in Subsidiaries
The consolidated financial statements include the Parent Company and the companies that it controls (see Note 7). This control is normally evidenced when the Parent Company owns, either directly or indirectly, more than 50% of the voting rights of an investee's capital stock. The equity in net assets and in net income attributable to minority stockholders' interests are shown separately in the consolidated balance sheets and consolidated statements of income, respectively.

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company. The purchase method of accounting is used for acquired businesses. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition to the date of disposal.

Parent Company and consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Inter-company balances and transactions, including inter-company profits and unrealized profits and losses, are eliminated in the consolidated financial statements.

All other investments held on a long-term basis are valued at cost less any impairment in value and are included in "Investments and Advances" account.

Minority interests represent the interests not held by the Parent Company in Meralco Industrial Engineering Services Corporation and Subsidiaries (MIESCOR), Batangas Cogeneration Corporation, Corporate Information Solutions, Inc. (CIS) and Rockwell Land Corporation (Rockwell).

Investments in subsidiaries are accounted for under the equity method of accounting in the Parent Company financial statements.

Investments in Associates
The Company's investments in associates (generally investments in investees in which ownership interest ranges from 20% to 50%) are accounted for under the equity method of accounting in the Parent Company and consolidated financial statements. These are entities in which the Parent Company has significant influence and which are neither subsidiaries nor joint ventures. The investments in associates are carried in the parent company and consolidated balance sheets at cost plus post-acquisition changes in the Company's share in net assets of the associates, less any impairment in value. The statements of income reflect the Company's share in the results of operations of the associates. Unrealized gains arising from transactions with its associates are eliminated, to the extent of the Company's interest in the associates, against the investments in the associates. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Interest in a Joint Venture
The Company's interest in Soluziona Philippines, Inc., a joint venture, is accounted for using the equity method, wherein interest in a jointly controlled entity is initially recorded at cost and adjusted thereafter for the post acquisition changes in the venturer's share in the net assets of the jointly controlled entity.

Investments in Real Properties
Investments in real properties represent land, building, structures and improvements of the mall and condominium units for lease of Rockwell. These are carried at cost (including borrowing costs) less accumulated depreciation and any impairment in value. Depreciation is computed on a straight-line basis over a 35-year period for the mall and a 20-year period for the condominium units for lease.

Utility Plant and Others
Utility plant and others is stated at revalued amount less accumulated depreciation and any impairment loss. Independent property revaluations are performed periodically. The latest valuation for the Parent Company and certain subsidiaries and associates as of December 31, 2000 and 2002, respectively, were certified by a qualified independent appraiser. Additions of the Parent Company subsequent to the last appraisal date are stated at cost. The appraisal increase recorded by the Parent Company is reduced by the amount being recovered through the Currency Exchange Rate Adjustment (CERA II) Clause for Debt Service (ICERA under the unbundled rate structure). Any increase in the Company's utility plant's valuation is credited to the Appraisal Increase in Utility Plant and Others; any decrease is first offset against the increase on earlier valuation in respect of the same property and is thereafter charged to the current operating income. The depreciation on appraisal increase charged to operations is transferred to Unappropriated Retained Earnings. When assets are sold or retired, their revalued amounts and accumulated depreciation and impairment in value are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income. Upon the disposal of revalued property, the relevant portion of the appraisal increase realized in respect of previous valuation is released from the appraisal increase directly to unappropriated retained earnings. However, for certain sub-transmission and distribution assets of the Parent Company (e.g., poles, transformers and meters), when an asset in the group is sold or retired, the asset account is credited for the cost of the asset retired and the accumulated depreciation account is credited for the same amount.

The initial cost of utility plant and others comprises its purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the year the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of utility plant and others beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of utility plant and others.

For financial reporting purposes, the Parent Company computes depreciation based on the carrying values of the utility plant and others using the straight-line functional group method over the following estimated useful lives:

Subtransmission and distribution	25-35 years
Others:	
Computers	5 years
Transportation equipment	5-10 years
Communication equipment	20 years
Building and improvements	40 years
Others	20 years

For income tax reporting purposes, depreciation of the Parent Company is computed based on the double-declining balance method.

Depreciation of the subsidiaries, except MIESCOR which uses sum-of-years' digits method for certain assets amounting to ₱58 million (included in the March 2003 consolidated balance sheet), is computed using the straight-line method over the following estimated useful lives:

Building and improvements	35 years
Office furniture, fixtures and other equipment	5 years
Transportation equipment	5 years
Others	5 years

The useful life and depreciation method are reviewed periodically to ensure that the period and method of depreciation are consistent with the expected pattern of economic benefits from items of utility plant and others.

Construction in Progress

Construction in progress which represents sub-transmission and distribution substations and building under construction, is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction in progress is not depreciated until such time as the relevant assets are completed and put into operational use.

Borrowing costs that are directly attributable to the construction of utility plant and others are capitalized during the construction period.

Impairment of Assets

Starting January 1, 2002, the carrying values of assets are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the

assets or cash-generating units are written down to their recoverable amount. The recoverable amount of assets is the greater of net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses, if any, are recognized as a charge to current operations, except for utility plant and others, which are recognized as a reduction in the appraisal increase and any excess as a charge to current operations.

Land Held for Future Development
Subdivided and unsubdivided land of Rockwell are stated at the lower of cost or net realizable value. Expenditures for development and improvements of subdivision land are capitalized as part of the cost of the land. Borrowing costs are capitalized while development is in progress. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

Deferred Charges
Deferred charges represent software cost, consultancy fees and other development expenditures incurred in relation to the Parent Company's corporate-wide computerization program. These are measured initially at cost. After initial recognition, deferred charges are measured at cost less accumulated amortization. These are amortized on a straight-line basis over five years upon implementation of such projects.

Debt Issuance Costs
Debt issuance costs are deferred and amortized on a straight-line basis over the term of the long-term debt.

Cash and Cash Equivalents
Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

Receivables
Receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amount. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

Inventories
Materials and supplies are valued at the lower of cost or net realizable value. Costs incurred in bringing materials and supplies to its present location and condition are determined on the basis of its moving average cost. Net realizable value is the current replacement cost.

Condominium units for sale of Rockwell are stated at the lower of cost or net realizable value. Cost includes the cost of the land, expenditures for the construction of the condominium units and borrowing costs during construction of the units. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to complete and sell.

Provisions
Provisions for loss contingencies are accrued when it is probable that a liability had been incurred at balance sheet date and the amount can be reasonably estimated. Otherwise, the loss contingency is disclosed.

Operating Reserves
The Parent Company provides reserves for the interest differential related to meter and service deposits and other reserves.

Revenue
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Rendering of Services

Parent Company
Operating revenues are recognized upon supply of power to the customers.

In compliance with Section 36 of RA 9136, the Parent Company filed with the ERC last December 26, 2001 for the unbundling of its charges to its customers. The UFR on the rate unbundling released by the ERC on October 30, 2001 specified that the Parent Company's billing will have the following components: Generation Charge, Transmission Charge, Distribution Charge, Supply Charge, Metering Charge, and the Universal Charge. As discussed in Note 1d, the ERC has issued its Decision on the Parent Company's rate unbundling application.

On February 24, 2003, the ERC issued an Order approving the Implementing Rules and Regulations (IRR) for the new Generation Rate Adjustment Mechanism (GRAM) and the Incremental Currency Exchange Rate Adjustment (ICERA,) which will replace the current PPA and CERA, respectively, under the unbundled rate structure

The bills rendered monthly by Parent Company are computed according to rate schedules approved by the ERC in ERC Case Numbers 2001-646, and 2001-383. The June 2003 bills will be one of historic change.

First, it will have on the lower left side of the bill, information and instructions on the refund for customers who are part of Phase 1 refund.

Second, it will reflect in full, on the right side of the bill, the new unbundled components of the bill.

Third, it will reflect the new unbundled rates approved by the Energy Regulatory Commission (ERC) in an order dated May 30, 2003. The ERC order provides graduated discounts to residential customers consuming within 100 kWhs per month which the Commission considers as lifeline users. As of April 2003, these customers number 1.33 million representing 34% of Meralco's 3.96 million customers.

Distribution Charge (Meralco). This incorporates the cost of developing , operating and maintaining Meralco's distribution system. This includes the cost of putting up, running and maintaining the equipment that receives power from the high voltage transmission grid and brings it to the premises of end-users such as households and industrial establishments.

Metering Charge. This includes the cost of metering, its reading, operation and maintenance of power metering facilities.

Supply Charge. This includes the cost of rendering services to customers, such as billing , collection, customer assistance and associated services.

Currency Exchange Rate Adjustment (CERA). Covers the increases and decreases in the operations and maintenance expenses and foreign debt principal payments due to changes in the Philippine peso-US dollar exchange rate.

System Loss Charge (Pass-Through). This represents recovery of the cost of power lost due to the technical and non-technical losses. This is set at a maximum of 9.5%, as provided for by Republic Act 7832.

Missionary Electrification Charge. In its Order dated January 31, 2003, the ERC (in Case 2002-165), directed all distribution utilities to collect on a monthly basis a missionary electrification charge equivalent to P0.0168 per kilowatthour. The amount collected will partly be a source of fund for the missionary electrification activities of the National Power Corporations' (NPC) Small Power Utilities Group (SPUG).

Environmental Charge. The ERC in its Order dated April 2, 2003 (in Case No. 2002-194) likewise directed all distribution utilities to collect, on a monthly basis, an environmental charge equivalent to P0.0025 per kilowatthour. The amount collected will be used by NPC solely for to rehabilitate and maintain watershed reservations surrounding hydroelectric power plants to management their productive condition for sustained power generation.

Distribution utilities will remit collections from the missionary electrification and environmental charges to the Power Sector Assets Liabilities Management Corporation (PSALM), a government owned and controlled corporation created under EPIRA. The PSALM will then disburse the funds to NPC.

Other charges, such as the Generation Charge, Transmission Charge, System Loss Charge, Universal Charge and Franchise Tax are completely pass-through charges. **Not a single centavo** goes to Meralco.

PPA. In its May 30, 2003 order, the ERC directed Meralco to discontinue charging the PPA. Costs that used to make up the PPA are now reflected/lodged in the Generation Charge and Transmission. All changes in generation cost will be recovered through the Generation Rate Adjustment Mechanism (GRAM), recently promulgated by the ERC.

MIESCOR

Revenues from construction contracts are recognized on the percentage of completion method of accounting and are measured principally on the basis of the estimated completion of a physical portion of the contract work, which is determined based on the actual cost incurred in relation to the total estimated cost of the contract. Contracts to manage, supervise, or coordinate the construction activity of others and those contracts wherein the materials and services are supplied by contract owners are recognized only to the extent of the contracted fees.

Contract costs principally include subcontracted costs related to contract performance. Expected losses on contracts are recognized immediately when it is probable that the total contract costs will exceed total contract revenues. The amount of such loss is determined irrespective of whether or not work has commenced on the contract; the stage of completion of contract activity; or the amount of profits expected to arise on other contracts which are not treated as a single construction contract. Changes in contract performance, contract conditions

and estimated profitability, including those arising from contract penalty provisions, and final contract settlements which may result in revisions to estimated costs and gross margins are recognized in the year in which the changes are determined.

Rockwell
Revenue from cinema, bowling and billiards is recognized when earned.

Sale of Real Estate

Rockwell
Revenue is recognized when the significant risks and rewards of ownership of the property have passed to the buyer and the amount of revenue can be measured reliably. Sales of real estate, which include the sale of land and condominium units, are accounted for under the percentage of completion method where Rockwell has material obligations under the sales contracts to provide improvements after the property is sold. Under this method, the gain on sale is recognized as the related obligations are fulfilled.

The estimated future expenditures for development are charged proportionately to the cost of land and condominium units sold and the remaining land and condominium units with a corresponding liability for the portion pertaining to units sold.

For income tax purposes, full revenue recognition is applied when at least 25% of the selling price has been collected in the year of sale, otherwise, the installment method is applied.

Lease Income

Rockwell
Lease income from condominium units held for lease and mall operations are accounted for on a straight-line basis over the lease term.

Interest Income

Revenue is recognized as the interest accrues (taking into account the effective yield on the asset).

Foreign Currency Transactions
Foreign currency transactions are recorded in Philippine peso by applying to the foreign currency amount the exchange rate between the Philippine peso and the foreign currency at the date of the transactions. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were initially recorded during the periods are generally recognized in the statements of income in the period in which they arise. However, foreign exchange gains or losses arising from the Parent Company's restatement of foreign currency denominated loans to the current exchange rate are deferred and amortized (shown as part of "Interest and other charges - CERA II recovery" in the statements of income) as amounts are recovered through corresponding adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

Retirement Costs
The Parent Company and its subsidiaries have funded, noncontributory retirement plans for all permanent employees. Retirement costs are actuarially determined using the entry-age-normal funding method. Under this method, the funding is based on a level percentage of salary from date of entry. The level percentage (or Normal Cost Rate) is determined by dividing the present value of projected benefits at entry ages by present value of projected compensation at entry ages.

Stock Option Plan
The Parent Company has a stock option plan for the granting of non-transferable options to management and employees of the Parent Company to purchase fixed number of shares of stock at a stated price during a specified period. When options are exercised, the capital stock transactions are recorded at the option price.

Borrowing Costs
Borrowing costs are generally expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized.

Leases
Operating lease payments are recognized as expense on a straight-line basis over the lease term.

Income Tax
Deferred income tax is provided using the balance sheet liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to: (a) the temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; and (b) carry-forward benefit of the net operating loss carryover (NOLCO) and the excess of minimum corporate income tax (MCIT) over the regular corporate income tax. Deferred tax assets and liabilities are measured using the tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and in which NOLCO and MCIT are expected to be applied. A valuation allowance is provided when the deferred tax assets will not be realized in the future.

Financial Instruments
The Parent Company uses various interest rate structures to manage interest rate risks and to obtain a more stable and predictable interest cost. These structures are generally entered into concurrent with the issuance of floating rate debts. Net amount paid to or received from counterparties under these interest rate structures are recorded as interest expense included under "Interest and other charges" in the statements of income in the period in which they accrue.

The Parent Company also uses currency swaps to manage currency risks related to certain obligations. The gains or losses on the currency swaps are recognized simultaneous with the related underlying transactions.

Current accounting practice does not require recognition of mark to market values of derivative instruments. Thus, such mark to market values are presented in the related notes for disclosure purposes only.

2. **Segment Information**

The Company's operating businesses are organized and managed separately according to the nature of services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

Business segments: for management purposes, the Company is organized into three major operating businesses as follows: power distribution, real estate and services. The Company's business shown in aggregate as services comprises principally of engineering consulting and

computer-related services. These are the bases upon which the Company reports its primary segment information. Financial information on business segment is presented in the table in the next page.

Inter-segment transactions: segment revenues, segment expenses and segment results include transfers between business segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar services. Those transfers are eliminated in consolidation.

3. **Supplemental Information on Rockwell**

Rockwell is engaged in real estate development and the sale or lease of residential and commercial lots and units. In December 2000, Rockwell had a soft launching of its mall operations - "The Power Plant." "The Power Plant" started commercial operations on January 1, 2001.

In May 2002, Rockwell commenced construction of its new condominium project - the "Manansala." The "Manansala" is a residential condominium located within the Rockwell Center built to answer the demand for smaller studio and two-bedroom units. The project broke ground in May 2002, with 67% market take up by yearend. As of December 31, 2002, construction activities only involved excavation and minor substructure works. Construction costs incurred as of December 31, 2002 amounted to ₱ 79.0 million. The Company expects to complete the "Manansala" by December 2005.

Condensed financial information for Rockwell, before intercompany elimination, follows:

	Jun 2003*	Jun 2002*	Dec 2002
		(Amounts in Millions)	
Cash and cash equivalents	**₱180**	₱338	₱362
Land held for future development - net	**3,000**	3,196	3,157
Total assets	**11,569**	10,797	10,005
Revenues	**871**	553	1,125
Costs and expenses	**695**	524	1,606
Net income (loss)	**44**	(135)	(481)

5. **Utility Plant and Others**

	Parent Company		**Consolidated**		
	Jun 2003*	Jun 2002*	**Jun 2003***	Jun 2002*	Dec 2002
			(Amounts in Millions)		
At cost:					
Subtransmission and distribution	**₱56,196**	₱53,800	**₱56,196**	₱53,800	₱47,808
Others	**16,480**	15,411	**16,480**	15,411	16,719
	72,676	69,211	**72,676**	69,211	64,527
Land	–	–	-	-	2
Building and improvements	–	–	-	-	212

Office, furniture, fixtures and other equipment	–	–	-	-	543
Transportation equipment	–	–	-	-	118
Others	–	–	-	-	752
	72,676	69,211	**72,676**	69,211	66,154
Less accumulated depreciation	**20,496**	18,206	**20,496**	18,206	11,824
	52,180	51,005	**52,180**	51,005	54,330
Appraisal increase:					
Subtransmission and distribution	**18,705**	40,119	**18,705**	40,119	26,128
Others	**10,406**	7,262	**10,406**	7,262	10,366
	29,111	47,381	**29,111**	47,381	36,494
Land	–	–	-	–	**15**
Building and improvements	–	–	-	–	**29**
Office, furniture, fixtures and other equipment	–	–	-	–	**167**
Transportation equipment	–	–	-	–	**46**
	29,111	47,381	**29,111**	47,381	36,751
Less accumulated depreciation	**3,925**	20,346	**3,925**	20,346	10,600
	25,186	27,035	**25,186**	27,035	26,151
	₱77,366	₱78,040	**₱77,366**	₱78,040	₱80,481

**Unaudited*

A qualified independent appraiser performs valuations of utility plant and others of the Parent Company, subsidiaries and certain associates periodically, with the latest valuation as of December 31, 2000 for the Parent Company and December 31, 2002 for subsidiaries.

On January 27, 2003, the BOD approved the conveyance of real properties of the MML Development Center (MMLDC) in Antipolo City, with a net book value of ₱647 million, as part of the Parent Company's contribution of its pension obligations to the Meralco Retirement Plan being held in trust by the Meralco Pension Fund. The Parent Company will seek ERC approval before the conveyance is consummated.

Substantially all of the Parent Company's utility plant are subject to a first mortgage lien relating to the First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans. The said lien is in favor of a local bank, as trustee, for the benefit of all bondholders.

6. Construction in Progress

	Parent Company		Consolidated		
	June 2003	Jun 2002	**Jun 2003**	Jun 2002	Dec 2002
			(Amounts in Millions)		
Beginning	**₱8,613**	₱6,932	**₱8,719**	₱7,039	₱7,039
Additions	**3,599**	3,219	**8,485**	8,245	6,505
Transfers to utility plant and others	**(1,809)**	(1,628)	**(1,809)**	(1,628)	(4,825)
Ending	**₱10,403**	₱8,523	**₱15,395**	₱13,656	₱8,719

Construction in progress of the Parent Company includes borrowing costs incurred in connection with the construction of subtransmission and distribution facilities. Borrowing costs capitalized amounted to ₱33 million, ₱86 million and ₱119 million in June 2003, June 2002 and Dec 2002, respectively.

7. Investments and Advances

The Parent Company's subsidiaries, associates, and joint venture follow:

	Percentage of Ownership			
	Parent Company		**Consolidated**	
	Jun 2003	Jun 2002	**Jun 2003**	Jun 2002
Subsidiaries				
Meralco Energy, Inc.	**100**	100	–	–
EMeralco Ventures, Inc.	**100**	100	–	–
Asian Center for Energy Management	**100**	–	–	–
Meralco Financial Services Corporation	**100**	–	–	–
MIESCOR	**97**	72	–	–
CIS	**51**	51	–	–
Batangas Cogeneration Corporation	**51**	51	–	–
Rockwell	**51**	51	–	–

	Percentage of Ownership	
	Jun 2003	Jun 2002
Associates		
First Private Power Corporation and Subsidiary (FPPC)	**40**	40
General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI)	**35**	35
Joint Venture		
Soluziona Philippines, Inc. (Soluziona)	**50**	50

Investments in real properties include the accumulated cost incurred for the development and construction of the mall - "The Power Plant" and condominium units held for lease. "The Power Plant" mall is a four-level lifestyle shopping center located at the heart of the Rockwell Center. Borrowing costs (net of depreciation) capitalized as part of investments in real properties amounted to ₱252.6 million as of December 31, 2002. No borrowing costs were capitalized in 2002.

On May 12, 1999, Rockwell entered into an agreement with Rockwell Leisure Club, Inc. (RLCI) for the assignment of facilities and the related condominium certificates of title carrying the premises amounting to ₱400 million, in exchange for advances convertible into 1,000 Class A and 500 Class B common shares of stock of RLCI with a par value of ₱1,000 per share. On the same date, Rockwell and RLCI agreed to convert a portion of the Rockwell advances to RLCI totaling ₱213 million in exchange for 600 Class A shares and 200 Class B shares of RLCI. As of December 31, 2002, investments in RLCI shares and advances convertible to RLCI shares amounted to ₱54 million.

8. Cash and Cash Equivalents

	Parent Company		Consolidated		
	Jun 2003	Jun 2002	**Jun 2003**	Jun 2002	Dec 2002
			(Amounts in Millions)		
Cash on hand and in banks	**1,502**	2,202	**₱1,660**	₱2,595	₱1,641
Short-term investments	**3,297**	8,203	**3,297**	8,203	5,191
	4,799	10,405	**₱5,040**	₱10,798	₱6,832

Cash in banks earn interest at the prevailing bank deposit rates. Short-term investments are made for varying periods of between one day and three months depending on the immediate cash requirements of the Company, and earn interest at the prevailing short-term investments rates.

9. Receivables

	Parent Company		Consolidated		
	Jun 2003	Jun 2002	**Jun 2003**	Jun 2002	Dec 2002
			(Amounts in Millions)		
Notes and customers' accounts (including unbilled revenues of ₱10,755 in Jun 2003, ₱7,866 in Jun 2002 and ₱10,685 in Dec 2002 both for parent company and consolidated)	**₱20,684**	₱16,619	**₱23,567**	₱17,637	₱21,555
Related parties	**386**	660	**896**	919	163
Others	**1,254**	823	**1,260**	881	1,641
	22,324	18,102	**25,723**	19,437	23,359
Less allowance for doubtful accounts	**1,641**	1,390	**1,641**	1,464	1,671
	₱20,683	₱16,712	**₱24,082**	₱17,973	₱21,688

Unbilled revenues represent purchased power costs incurred by the Parent Company, which the Parent Company expects to bill to customers in the following month.

10. Inventories

	Parent Company		Consolidated		
	Jun 2003	Jun 2002	**Jun 2003**	Jun 2002	Dec 2002
			(Amounts in Millions)		
Materials and supplies	**₱931**	₱1,708	**₱935**	₱1,785	₱1,253
Condominium units for sale	**–**	–	**704**	1,135	454
	931	1,708	**1,639**	2,920	1,707
Less allowance for inventory obsolescence and decline in value	**-**	-	**-**	-	395
	₱931	₱1,708	**₱1,639**	₱2,920	₱1,312

11. Other Current Assets

	Parent Company		Consolidated		
	Jun 2003	Jun 2002	**Jun 2003**	Jun 2002	Dec 2002
			(Amounts in Millions)		
Deferred tax assets - net	**₱1,586**	₱694	**₱1,586**	₱694	₱1,640
Prepayments	**590**	1,235	**590**	1,235	394
Others	**1,139**	100	**1,662**	413	107
	₱3,315	₱2,029	**₱3,488**	₱1,983	₱2,141

12. Other Noncurrent Assets

	Parent Company		Consolidated		
	Jun 2003	Jun 2002	**Jun 2003**	Jun 2002	Dec 2002
			(Amounts in Millions)		
Deferred foreign exchange loss (CERA II)	**₱6,733**	₱6,384	**₱6,733**	₱6,384	₱7,501
Deferred PPA (net of allowance for probable losses on disallowed receivables of ₱1.1 billion in 2003)	**6,337**	7,891	**6,337**	7,891	6,127
Deferred pass-thru fuel costs (see Note 17)	**4,544**	–	**4,544**	–	4,544
Deferred charges –net	**1,245**	1,603	**1,245**	1,603	1,577
Unamortized debt issuance costs	**871**	957	**871**	957	845
Input value added tax (VAT) and creditable withholding tax	**–**	–	**–**	–	364
Others	**1,419**	1,885	**2,174**	2,893	1,423
	₱21,148	₱18,720	**₱21,904**	₱19,728	₱22,381

CERA II represents deferred foreign exchange losses that are billable to customers in the following billing period when realized (see Note 21).

Deferred PPA represents unbilled purchased power costs incurred by the Parent Company.

On April 30, 2002, the ERC issued a Cease and Desist Order (CDO) ordering the Parent Company to cease and desist from automatically billing the unbilled PPAs. The Parent Company filed a Motion for Reconsideration (MR) on May 7, 2002 with the ERC which was denied on May 28, 2002. On December 19, 2002, the ERC issued an Order under ERC Case No. 2001-383 stating that upon verification of the Parent Company's computation of the unbilled PPAs of ₱9.3 billion as of September 30, 2002, only ₱7.2 billion can be billed to the customers. The difference of ₱2.1 billion, which was not allowed for recovery from customers by the ERC, pertains to anti-pilferage expenses of ₱1.3 billion and VAT savings in Independent Power Producers (IPP) costs of ₱810 million reflected in residential customers' bills as part of the ₱0.30 per kilowatt-hour mandated rate reduction provided for in Section 72 of RA 9136.

The Parent Company has written-off the portion related to the anti-pilferage campaign expenses of ₱1.3 billion. The write-off is reflected as reduction in revenue of ₱401 million in the 2002 statement of income while the remaining balance of ₱878 million is shown as part of

"Write-off of disallowed receivables" in the 2002 statement of income. Pending the final resolution from ERC and the competent Court, the Parent Company provided an allowance for the remaining portion of the disallowances by the ERC amounting to ₱810 million shown as part of "Provision for probable losses on disallowed receivables" in the 2002 statement of income. On the ₱810 million VAT savings reflected as part of the mandated rate reduction, its recovery will be addressed by the ERC in a separate order. In a letter dated October 30, 2002, the ERC informed the Parent Company not to implement a change in the current procedure of using a portion of the VAT savings as part of the mandated rate reduction.

Of the total approved unbilled PPAs, however, ₱1.5 billion is still being evaluated by the ERC. This portion of the unbilled PPAs pertains to the transmission line fee charges of Quezon Power (Philippines) Limited Co. (QPPL) for the period January 1, 2000 to September 30, 2002. As of December 31, 2002, this increased to ₱1.7 billion. The recoverability of these unbilled PPAs depends on the outcome of the evaluation of the ERC. Pending the final evaluation of the ERC, the Parent Company provided an allowance for a portion of these transmission line fee charges amounting to ₱829 million and is shown as part of "Provision for probable losses on disallowed receivables" in the 2002 statement of income. The allowance was estimated based on the ERC order discussed in Note 1d.

The ERC in the same Order has allowed the Parent Company to collect the unbilled PPAs of ₱5.7 billion (₱7.2 billion less ₱1.5 billion), through a schedule and amount to be provided by the ERC when it promulgates its Decision on the Parent Company's unbundled rate application.

According to the ERC's Decision on the Parent Company's rate unbundling, dated March 20, 2003, the Parent Company was authorized to recover the unbilled PPAs of ₱5.7 billion through its rates to customers by an amount equivalent to ₱0.0875 per kwh over a period of three years. In a manifestation filed with the ERC last April 1, 2003, the Parent Company stated that it would begin collecting the said amount beginning its April 2003 billing cycle.

Of the ₱5.7 billion PPAs allowed to be billed by the ERC, ₱4.1 billion is shown under "Deferred PPA" account and ₱1.6 billion under "Receivables" account in the 2002 balance sheet. According to the ERC's decision dated May 29, 2003, the Parent Company was authorized to recover the amount of P835 million or 54% of P1.55 billion, within a period of three (3) years from the said billing month or until such time that the said amount has been fully recovered.

As discussed more fully in Note 25d, on February 22, 2002, the Parent Company and QPPL amended the Agreement which provided for, among others, rebates on future deliveries subject to the satisfaction of certain conditions.

The deferred pass-thru fuel costs pertain to the cost of unconsumed gas. This represents the quantity of natural gas that was contracted for but not consumed by the Parent Company's suppliers because of the constrained dispatch of First Gas Power Corporation (FGPC) and FGP Corp. (collectively referred to as "First Gas" - see Notes 20 and 26c), with the combined capacity of 1,500 MW. Both the Sta. Rita (1,000 MW-capacity) and the San Lorenzo (500 MW-capacity) power plants of First Gas should have been dispatched at the stipulated capacity factor for the year 2002. For the whole year of 2002, the Parent Company was billed by First Gas for the cost of such unconsumed gas amounting to US$85 million. Such unconsumed gas can be consumed over a period of 10 years. The payment term is dependent upon the outcome

of the dispute described below. The related liability is presented as part of "Accounts payable and other current liabilities - trade accounts payable" (see Note 17).

A dispute has arisen between First Gas and the Gas Sellers (Shell Philippines Exploration B.V., Shell Philippines LLC, Texaco Philippines, Inc, and PNOC Exploration Corporation) under the Gas Sale and Purchase Agreements (GSPA) between First Gas and the Gas Sellers. First Gas' position is that the Gas Sellers have breached the "Most Favored Nations Clause" (MFN) contained in their GSPA by failing to offer First Gas certain price terms that the Gas Sellers have offered to NPC in connection with NPC's 1,200MW Ilijan Power Plant. The Gas Sellers offered a deferred payment facility to NPC to finance payment for gas not taken but payable by NPC under its GSPA with the Gas Sellers for the Ilijan Power Plant. The Gas Sellers have not offered a deferred payment facility to First Gas. If the Gas Sellers had provided First Gas with a deferred payment facility pursuant to the MFN under the GSPA, the Parent Company's obligations to pay for unconsumed gas for 2002 would also be deferrable. Thus, the entire amount billed by First Gas to the Parent Company for the cost of such unconsumed gas is the subject of a bona fide dispute between First Gas and the Gas Sellers under their GSPA and as such is not payable at this time. First Gas intends to vigorously pursue its dispute with the Gas Sellers under their GSPA. The beneficiaries of the dispute are the Parent Company and the consumers. In case First Gas losses in the dispute, First Gas will collect from the Parent Company the deferred payments due to the Gas Sellers.

The Parent Company expects that with the increasing demand for electricity in 2005, First Gas will be in a position to utilize the unconsumed gas within the prescribed 10-year period.

Deferred charges mainly represent software cost, consultancy fees and other development expenditure related to the Parent Company's corporate-wide computerization program. The program involves all of the Parent Company's business processes, namely, customer service, distribution, materials management, finance, human resources, logistics and executive information system. Amortization charged to operations amounted to ₱358 million, ₱490 million and ₱879 million for the six months ended June 30, 2003, 2002 and December 2002, respectively.

"Others" include matured placements with a local bank, amounting to ₱274 million as of June 30, 2003 (₱386 million as of June 30, 2002), which were placed under receivership on April 26, 2000. A rehabilitation plan was drawn up to guarantee the servicing and eventual payment of all obligations and liabilities of such bank. On May 15, 2001, the Parent Company entered into a Memorandum of Agreement (MOA) with the major stockholders of the local bank for the repayment terms of the Parent Company's matured placements. Based on the MOA and pursuant to the Liability Servicing Plan of the Rehabilitation Plan for the local bank dated July 12, 2001, 75% of the placements were converted into "Repayment Notes" which are payable over a period of three years commencing on September 14, 2002 and 25% of the placements were converted into "Promissory Notes" payable over a period of three years commencing on September 14, 2005. On October 5, 2001, the "Repayment Notes" due on September 14, 2002 was discounted. The Parent Company collected ₱111 million in 2001. The bank and its subsidiary have since been merged with another commercial bank and opened to the public on September 3, 2001.

In January 2001, Rockwell filed a claim for refund or issuance of Tax Credit Certificates (TCCs) with the Bureau of Internal Revenue (BIR) for its excess input VAT in the amount of ₱ 250 million covering the period December 1, 1999 to December 31, 2000. The TCCs were issued by the

BIR in December 2001 and January 2002. Rockwell sold a portion of these TCCs to an affiliate at a discount. The unsold TCCs are shown as part of input VAT and creditable withholding tax.

13. Stockholders' Equity

a. Capital Stock

The details of the authorized, issued and subscribed capital stock follow:

	Jun 2003	Jun 2002	Dec 2002
		(Amounts in Millions)	
Preferred stock - 10%, ₱10 par value			
Authorized - 300,000,000 shares			
Issued Series B - 92,701,915 shares in Jun 2003, 88,018,928 shares in Jun 2002 and 83,715,340 shares in 2002	**₱927**	₱880	₱837
Common stock - ₱10 par value			
Authorized:			
Class A - 648,000,000 shares			
Class B - 432,000,000 shares			
Issued - 995,734,487 shares in 2003, and 995,718,823 shares in 2002	**₱9,957**	₱9,957	₱9,957
Subscribed - 3,526,974 shares in Jun 2003 & Dec 2002 and 10,592,471 shares in Jun 2002	**36**	106	36
	₱9,993	₱10,063	₱9,993

Preferred Stock

Preferred stock are nonparticipating, nonconvertible into common stock and, like common stock, have no preemptive rights to subscribe to any or all issues or other disposition of preferred stock. Preferred stockholders are entitled to preferential cumulative dividends not exceeding 20% a year, payable generally on a quarterly basis. As approved by the SEC, redeemed stock are not considered retired and may be reissued. Series B preferred stock are redeemable five years from date of issue at the option of the Parent Company or holder upon 90 days notice. In cases where a service application would require installation of facilities, applying customers are required to pay deposits on subscriptions to preferred stock. Such deposits, which are intended to cover the installation cost of the facilities, are payable immediately or over a maximum period of one year, at the option of the customer. Upon full settlement of the deposit, the Parent Company issues the underlying preferred stock to the customers

Common stock

Authorized shares of common stock of the Parent Company, which are listed at the Philippine Stock Exchange (PSE), are divided in two classes, to wit:

Class "A" - Comprising sixty percent (60%) of the common stock, which shall be subscribed by Filipino citizens or corporations or associations organized under the

laws of the Philippines at least sixty percent (60%) of whose capital is owned by Filipino citizens; and

Class "B" - Comprising forty percent (40%) of the common stock, which may be subscribed by, transferred to and owned by either Filipino citizens or by aliens.

Ownership of the Parent Company's common stock by any person or entity shall not exceed 10% of the outstanding common stock, except for the two corporations which already own more than 10% as provided for in the Articles of Incorporation.

On February 24, 2003, the BOD approved a resolution to remove the stock ownership cap of 10% in the Parent Company's by-laws. The resolution is subject to approval by the Parent Company's stockholders and the SEC.

Movement of capital stock follows:

	Jun 2003	Jun 2002	Dec 2002
Preferred Stock			
Balance at beginning of year	**83,715,340**	86,317,451	86,317,451
Issuance of shares	**21,755,643**	7,327,843	7,354,900
Redemption of shares	**(4,181,357)**	(4,851,721)	(9,957,011)
Balance at end of year	**101,289,626**	88,793,573	83,715,340
Common Stock			
Issued:			
Balance at beginning of year	**995,734,487**	995,718,823	995,718,823
Issuances of shares	**0**	-	15,664
Balance at end of year	**995,734,487**	995,718,823	995,734,487
Subscribed:			
Balance at beginning of year	**3,526,974**	10,592,471	10,592,471
Stock dividend - 20%	**–**	–	0
Issuance of shares	**0**	-	(15,664)
Cancelled subscriptions	**0**	–	(7,049,833)
Balance at end of year	**3,526,974**	10,592,471	3,526,974

b. Employee Stock Ownership Plan (ESOP)

The Parent Company's Plan entitles regular employees of the Parent Company and its subsidiaries and retirees of the Parent Company to purchase shares of common stock of the Parent Company on offering years at a purchase price, and payment and other terms to be defined at the time of offering. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the PSE during a 30-day calendar period that ends two weeks before the start of the offering year. The terms of the Plan include, among others, a two to three-year holding period of the purchased shares and authorizes cancellation of the purchase prior to full payment of the purchase price.

As of December 31, 2002, accumulated cancelled shares from participants totaled 7,049,833 shares. It has been the Parent Company's policy to re-offer cancelled shares to qualified participants in subsequent offerings. Since the Parent Company does not expect to have an offering in the very near future, the BOD has allowed the cancellation of these shares effective December 31, 2002. The cancellation is reflected as a reversal of the

subscribed common shares and the corresponding subscriptions receivable and additional paid in capital in the 2002 statement of changes of stockholders' equity.

c. Retained Earnings

On July 23, 2001, the BOD approved the transfer from unappropriated retained earnings of ₱6.6 billion to appropriated retained earnings for long-term expansion and improvement projects.

14. Long-term Debt

	Parent Company		Consolidated		
	Jun 2003	Jun 2002	**Jun 2003**	Jun 2002	Dec 2002
			(Amounts in Millions)		
Parent Company – Secured					
First Mortgage Bonds issued for:					
Gross availments from various credit facilities:					
US dollar term loans at annual interest rates ranging from 7.76% to 9.3%, payable in semi-annual installments up to 2012	**₱6,877**	₱6,985	**₱6,877**	₱6,985	₱7,135
Japanese yen term loans at annual interest rates of 5.5% and 5.7%, payable in semi-annual installments up to 2010	**3,380**	3,618	**3,380**	3,618	3,583
Deutschmark term loans at annual interest rate of 6.0%, payable in semi-annual installments up to 2005 *	**389**	475	**389**	475	441
US dollar term loans at annual interest rate of LIBOR plus 0.65%, payable in semi-annual installments up to 2009	**₱322**	₱–	**₱322**	₱–	₱93
US dollar term loan at annual interest rate of 2.7%, payable in semi-annual installments up to 2002	–	–	–	–	–
	10,968	11,078	**10,968**	11,078	11,252
Parent Company - Unsecured					
US dollar term loan at annual interest rate of LIBOR 6 months plus 1.6%, payable in semi-annual installments up to 2005	**5,117**	6,036	**5,117**	6,036	6,390
US dollar term loan at annual interest rate of LIBOR 6 months plus 1%, payable in semi-annual installments up to 2005	**5,330**	5,030	**5,330**	5,030	5,325

Philippine peso term loan at annual interest rate of 10.93%, payable in quarterly installments up to 2005	**2,850**	2,970	**2,850**	2,970	2,910
Philippine peso term loan at annual interest rate of 11.78%, payable in quarterly installments up to 2006	**520**	600	**520**	600	**600**
Philippine peso loans payable to government entities with average annual interest rate of 3.5%, payable in quarterly installments up to 2011	**23**	29	**23**	29	26
	13,840	14,665	**13,840**	14,665	15,251
Rockwell - Secured by Rockwell Assets					
Long-term commercial payable (LTCPs)	–	–	**1,016**	1,726	1,333
Loans from various banks	–	–	**951**	1,114	936
Syndicated loan payable to a local bank	–	–	**714**	714	714
	–	–	**2,681**	3,554	2,983
	24,808	25,743	**27,489**	29,297	29,486
Less: Current Portion	6,738	2,494	**6,754**	2,546	6,065
	18,070	**23,249**	**20,735**	26,751	**23,421**

**Converted to Euro on January 1, 2002 at 1 Euro = 1.95583 Deutschmark*

Parent Company

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱78.3 billion as of December 31, 2002 and ₱76.1 billion as of December 31, 2001) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisition of additional franchise areas; disposition of significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. For the years ended December 31, 2002, 2001 and 2000, the Parent Company did not comply with the minimum rate of RORB of 8% and financial reporting as required by two foreign secured creditors. In addition, for the year ended December 31, 2002, the Parent Company did not comply with certain financial ratios required by its unsecured creditors. The Parent Company is in the process of securing waivers with the concerned secured and unsecured creditors for the noncompliance of certain financial ratios and financial reporting.

On February 8, 2002, the Parent Company executed a Master Credit Agreement (MCA) with Credit Lyonnais, Ltd. whereby the latter granted the Parent Company a credit facility up to an aggregate maximum amount of US$10 million. With respect to the MCA, the Parent Company has committed obligations, amounting to US$8 million as of December 31, 2002, for the funding of two major projects to be completed by foreign suppliers until the second quarter of 2004. Actual loan drawdown amounted to US$1.7 million as of December 31, 2002. Drawdowns under MCA shall represent scheduled payments to the foreign suppliers under the respective supply contracts.

The estimated schedule of repayments of long-term debt of the Parent Company is as follows:

Amount in Original Currency	Total

Year	US Dollar	Japanese Yen	Deutschmark*	Philippine Peso	Peso Equivalent
		(Amounts in Millions)			
2003	78	1,011	6	286	₱5,071
2004	99	1,011	6	1,305	7,205
2005	76	1,011	4	1,815	6,403
2006	13	1,011	–	124	1,275
2007 thereafter	88	4,046	–	6	6,549
	354	8,090	16	3,536	₱26,503

**Converted to Euro on January 1, 2002*

Rockwell

LTCPs

The LTCPs are payable in 12 equal quarterly payments commencing on the first quarter of 2002. The interest rate shall be equivalent to the applicable 91-day Philippine Treasury bill rate, plus a spread of two and one-fourth percent (2 1/4%). The LTCPs are secured by a Mortgage Trust Indenture over investments in real properties with a carrying value of ₱ 3.6 billion as of December 31, 2002.

Loans from Various Banks

Loans from various banks have annual interest rates ranging from 8.41% to 15.00% in 2003 and 2002. Trade receivables from sale of existing condominium units amounting to ₱ 106 million as of December 31, 2002, and certain parcels of land with an estimated carrying value of ₱900 million as of December 31, 2002, have been assigned as security for these loans.

Syndicated Loan

The Syndicated loan (with an original amount of ₱1 billion) is payable in three years inclusive of a one and a half year grace period in equal principal quarterly installments commencing at the end of the 6th quarter from drawdown date of November 1999. The interest rate for the ₱ 250 million portion of the loan is fixed at 14.5% per annum while the interest rate for the remaining ₱750 million is variable based on cost of funds plus 2.5% per annum payable quarterly in arrears.

In December 2002, the outstanding balance of the syndicated loan of ₱714 million was restructured extending the maturity date to December 2005. Under the terms of the restructuring agreement, the syndicated loan will be repaid in single lump sum on maturity date. Trade receivables from the "Manansala" condominium project maturing in 2005 and investments in real properties with a carrying value of ₱3.6 billion as of December 31, 2002 have been assigned as security for these loans.

The schedule of repayments of Rockwell long-term debt is as follows:

2003	₱994
2004	994
2005	995
	₱2,983

The "Power Plant" includes borrowing costs incurred in connection with its construction and development amounting to ₱252.6 million as of December 31, 2002 No borrowing costs were capitalized in March 2003 and 2002.

15. Notes Payable

	Parent Company		Consolidated		
	Jun 2003	Jun 2002	**Jun 2003**	Jun 2002	Dec 2002
			(Amounts in Millions)		
Parent Company – Unsecured					
US dollar loans with annual interest rates ranging from 3.0% to 4.3% in 2003 and 2002	**₱4,348**	₱5,130	**₱4,348**	₱5,130	₱4,742
Philippine peso loans with annual interest rates ranging from 6.5% to 9.25% in 2003 and 2002	**1,604**	2,803	**1,604**	2,803	1,925
Rockwell – Secured by Rockwell Assets					
Philippine peso term loans with annual interest rates ranging from 8.41% to 15% in 2002	–	–	–	–	90
MIESCOR – Unsecured					
Philippine peso term loans with annual interest rates ranging from 7.8% to 18.3% in 2003 and 2002	–	–	475	500	492
CIS – Unsecured					
Philippine peso term loans with annual interest rates of 14% in 2003, and 2002	–	–	–	80	44
	₱5,952	₱7,933	**₱6,427**	₱8,513	₱7,293

16. Accounts Payable - Trade

	Consolidated		
	Jun 2003	Jun 2002	Dec 002
		(Amounts in Millions)	
National Power Corp.	**₱3,190**	₱4,947	₱3,100
Transmission Company	**2,121**	0	2,.090
Quezon Power Phils. Ltd.	**933**	685	869
First Gas	**3,131**	3,550	5,271
Duracom Mobile Power	**83**	724	283
Foreign & Local purchases	**2,555**	2,329	2,675
Liability arising from deferred Pass-thru fuel costs	**4,544**	0	4,544

	₱16,557	₱12,235	₱18,832

17. Other Current Liabilities

	Consolidated		
	Jun 2003	Jun 2002	Dec 2002
	(Amounts in Millions)		
Dividends Declared/Accrued	**₱182**	₱149	₱0
Accrued taxes	**574**	354	742
Current portion of advance payment received from a customer	**287**	462	633
Current portion of meter and service deposits	**442**	713	480
Accrued interest on loans	**339**	342	412
Accrued pension	**1,432**	283	363
Advance payment received from pole rentals	**397**	4	200
Current portion of interest on meter and service deposits	**87**	65	72
Deposits from pre-selling of condominium units	**0**	–	389
Customers' deposits	**0**	0	417
Accrued expenses and other liabilities	**2,991**	2,699	2,825
	₱6,731	₱5,071	₱6,533

On August 3, 2001, Rockwell and First Philippine Holdings Corporation (FPHC), a shareholder, entered into an option contract whereby the latter can purchase two parcels of land with a total area of about 3,008 square meters at an option price of 100,000 per square meter. The option period shall be for a period of two years.

18. Customers' Deposits – net of current portion

	Consolidated		
	Jun 2003	Jun 2002	Dec 2002
	(Amounts in Millions)		
Meter and service deposits - net of current portion	**₱9,345**	₱9,023	P8,898
Interests on meter and service deposits - net of current portion	**3,246**	4,166	3,026
Others	–	38	–
	₱12,591	₱13,227	₱11,924

Meter deposits cover 50% of the cost of the metering equipment while the service deposits secure payments of the monthly bills for electricity consumption and are equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, upon termination of the contract, provided that the metering equipment is returned in good condition and all accounts in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceeds the customer's current monthly bills, a refund of the excess can also be made.

Meter and service deposits earned interest at 6% per annum prior to 1995. In 1995, the then ERB issued new standard rules and regulations governing electric utilities, which includes among others, increasing the interest rate of these deposits from 6% to 10%. The Parent Company filed a motion for reconsideration which was given due course by the then ERB. In 2000, the then ERB resolved the motion maintaining its stand on the 10% interest but allowed the Parent Company to apply the interests due on the monthly bills of customers. The amendatory order issued in 2000 is yet to undergo publication in the official gazette or a newspaper of general circulation before it becomes effective. Since 1995, the Parent Company has been accruing interest based on 10% but continues to give refund at 6%. On January 10, 2003, the Parent Company submitted an application with the ERC requesting for a reduction of the interest rate.

Interests on meter and service deposits are determined using the simple computation method. The Parent Company's external legal counsel is of the opinion that, since there is no expressed stipulation in the Terms and Conditions of Service, as approved by the then ERB for the Parent Company and the consumers, that interest shall earn compounded interest, then *ipso facto* the 6% interest cannot be compounded.

Meter and service deposits and related accrued interest which are estimated to be refunded the following year, based on historical experience, are shown separately as part of "Accounts payable and other current liabilities" account in the parent company and consolidated balance sheets.

Advance payment received from major industrial customers (referred to as "customer") represents advance payment equal to the present value of a customers' expected future electrical requirements for the next one to three years, as specified in the advance payment agreement. Settlement of the customer's actual electric bill is done on a monthly basis wherein either party remits the difference from the pre-agreed credit in US dollar, until termination of the agreement. Advance payment to be applied the following year is shown as part of "Accounts payable and other current liabilities" account. The difference between the total amount received and the total pre-agreed credit is amortized using the effective interest rate method and recorded as part of "Interest expense on customers deposit" account . In the event of pre-termination by either party, the Parent Company shall refund the unused portion of the advance payment in US dollar calculated by marking to market the outstanding cash flows based on the pre-agreed benchmark rates.

19. Related Party Transactions

The following significant transactions have been entered into by the Parent Company with the following related parties for the year 2002:

Related Party	Relationship with Parent Company		Purchases from Related Parties	Amounts Owed by Related Parties	Amounts Owed to Related Parties
				(Amounts in Millions)	
FGPC	Affiliate	2002	20,615	–	3,540
FGP Corp.	Affiliate	2002	4,964	–	1,731
MIESCOR	Subsidiary	2002	200	202	–
CIS	Subsidiary	2002	81	98	–
Soluziona	Joint Venture	2002	396	4	–
GEPMICI	Associate	2002	378	–	–

FGPC and FGP Corp. are subsidiaries of FPHC.

Purchases
Purchases from related parties consist of purchases of power (FGPC and FGP Corp.), construction services (MIESCOR), information technology services (CIS and Soluziona), and goods (GEPMICI). These are made at normal market prices.

Revenues
In the ordinary course of business, the Parent Company provides electricity to related parties within its franchise area. The rates for these related parties are comparable with those from unrelated parties. Other transactions with related parties consist of cash advances.

20. Expenses

Operations and Maintenance

	Parent Company		Consolidated		
	Jun 2003	Jun 2002	**Jun 2003**	Jun 2002	Dec 2002
			(Amounts in Millions)		
Salaries, wages and employee benefits	**₱2,522**	₱2,487	**₱2,582**	₱2,546	₱4,563
Contractors' services	**844**	736	**849**	738	1,962
Retirement expense (see Note 22)	**508**	280	**508**	280	1,144
Provision for doubtful accounts	**220**	202	**220**	202	498
Materials and supplies	**146**	71	**244**	71	334
Provision for inventory obsolescence and decline in value	**0**	0	**0**	0	362
Transportation and travel	**91**	91	**91**	91	184
Corporate expenses	**45**	87	**45**	87	148
Property insurance	**0**	15	**0**	15	87
Others	**46**	735	**126**	911	1,436
Total	**₱4,422**	₱4,704	**₱4,665**	₱4,941	₱10,718

Depreciation and Amortization

	Parent Company		Consolidated		
	Jun 2003	Jun 2002	**Jun 2003**	Jun 2002	Dec 2002
			(Amounts in Millions)		
Depreciation at cost	**₱1,649**	₱967	**₱1,765**	₱1,109	₱3,343
Depreciation on appraisal increase (see Note 27)	**276**	557	**276**	557	993
Deferred charges (see Note 13)	**332**	853	**332**	853	879
	₱2,257	₱2,377	**₱2,373**	₱2,519	₱5,215

Interest and Other Charges - Net

	Parent Company		Consolidated		
	Jun 2003	Jun 2002	**Jun 2003**	Jun 2002	Dec 2002
			(Amounts in Millions)		
Interest and dividend income	**₱203**	₱235	**₱240**	₱244	₱616
CERA II recovery	**839**	188	**839**	188	667
Total financial income	**1,042**	423	**1,079**	432	1,283

Interest expense and financial charges on loans	**(1,189)**	(1,127)	**(1,322)**	(1,345)	(2,842)
Interest expense on customers' deposits (see Note 18)	**(480)**	(443)	**(480)**	(443)	(1,035)
CERA II realized foreign exchange loss	**(839)**	(188)	**(839)**	(188)	(667)
Others	**(73)**	-	**(94)**	73	(578)
Total financial expenses	**(2,581)**	(1,758)	**(2,735)**	(1,903)	(5,122)
	(₱1,539)	(₱1,335)	**(₱1,656)**	(₱1,471	(₱3,839)

21. Income Tax

The components of the provision for (benefit from) income tax are as follows:

	Parent Company		Consolidated		
	Jun 2003	Jun 2002	**Jun 2003**	Jun 2002	Dec 2002
			(Amounts in Millions)		
Operating:					
Current	**₱1,682**	₱1,426	**₱1,705**	₱1,426	₱2,137
Deferred	**(658)**	(132)	**(658)**	(132)	(629)
	1,024	1,294	**1,047**	1,294	1,508
Nonoperating:					
Current	**(1,002)**	(875)	**(1,002)**	(908)	(1,736)
Deferred	**(7)**	11	**(7)**	11	3
	(1,009)	(864)	**(1,009)**	(897)	(1,733)
	₱15	₱430	**₱38**	₱397	(₱225)

As of December 31, 2002, the Parent Company's subsidiaries have NOLCO and MCIT that can be claimed as deductions from future taxable income and as deductions from tax due, respectively, as follows:

Year Incurred	Expiry Date	NOLCO	MCIT
		(Amounts in Millions)	
2000	2003	₱128	₱13
2001	2004	661	12
2002	2005	5	20
		₱794	₱45

NOLCO applied as deduction from normal taxable income amounted to ₱23 million in 2002. Expired NOLCO amounting to ₱401 million was written off during the year.

22. Retirement Plan

The Parent Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its employees. The fund is held in trust by the Board of Trustees of the Meralco Pension Fund.

Based on a valuation conducted by an independent actuary as of January 1, 2000, total present value of accumulated benefits amounted to ₱11.7 billion while the plan assets amounted to

₱8.5 billion. The principal actuarial assumptions used to determine retirement benefits were an investment yield of 13% and salary increases of 10% to 14%. Actuarial valuations are made every three years.

Under ASC SFAS 24, "Retirement Benefits Costs," the cost of defined retirement benefits, including those mandated under RA No. 7641, should be determined using an accrued benefit valuation method or a projected benefit valuation method, both of which require an actuarial valuation. Rockwell did not update its actuarial valuation. The management of Rockwell believes, however, that the effect on the financial statements of the difference between the amount recorded and the amount that would have been booked had they updated their valuation is not significant. Rockwell management plans to update their actuarial valuation in 2003. Retirement expense charged to operations amounted to ₱2.7 million each in 2002, and 2001.

MIESCOR has a funded, noncontributory defined benefit pension plan covering substantially all of its employees. At October 31, 2001, the latest valuation date, actuarial present value of pension benefits amounted to ₱46.2 million. The fair value of plan assets amounted to ₱ 16.4 million. The principal actuarial assumptions used to determine pension benefits were a discount rate of 10% and salary increases of 8%. Actuarial valuations are made every three years.

CIS has a funded, contributory retirement plan covering all of its employees. At January 1, 1999, the actuarial present value of retirement benefits amounted to ₱16 million. The fair value of the plan assets amounted to ₱35 million. The principal actuarial assumption used to determine retirement benefits was a discount rate of 9% per year, compounded annually. Actuarial valuations are made at least every three years.

23. Financial Instruments

The Parent Company has long-term unsecured floating rate dollar debt totaling US$220 million. The Parent Company entered into various interest rate swap agreements generally to swap its floating rate dollar obligations to fixed rate amounts for notional amounts covering 91% of the total unsecured dollar debt. These agreements will expire upon maturity of long-term debt.

The interest rate swap agreements for the US$120 million debt consist of a zero-cost collar that limits the Parent Company's interest rate exposure to between 5.98% and 8% and a fixed rate swap of 5.92% for the period January 19, 2001 to January 19, 2002. The Parent Company subsequently amended the fixed rate swap to a forward rate set structure which reduced the fixed rate to 3.3% for the period July 19, 2002 to April 19, 2003 and to a rate to be determined from August 7, 2003 to October 16, 2003 for the interest period of April 19, 2003 up to termination date.

The interest rate swap agreements for the US$100 million debt consist of a structure which fixed the interest rate at 6.37% for as long as the 6-month USD LIBOR is less than 7.5% and a subsidy of 1.13% if the 6-month USD LIBOR is greater than or equal to 7.5%, and a structure which fixed the interest rate at 6.425% with a trigger at 7.5%. In 2001, the Parent Company entered into a forward rate set structure which overlays the trigger swap and reduced the fixed rate to 5.675% for the period April 3, 2001 to October 3, 2002. The fixed rate was subsequently reduced to 4.58% effective April 3, 2002 to April 3, 2003 and to a rate to be

determined from July 23, 2003 to October 1, 2003 for the interest period of April 3, 2003 up to termination date.

The Parent Company entered into a JPY-USD interest rate amortizing swap with notional amount of JPY5.5532 million where the Parent Company receives a fixed rate of 5.7% and pays 6-month USD LIBOR. As of December 31, 2002, outstanding notional amount of the swap is JPY4,917,489. In January 2003, this swap was pre-terminated at a realized gain of US$450,000.

The interest rate differential, which represents the present value of the excess of interest cost under these interest rate structures over current market interest rates amounted to ₱738.1 million as of December 31, 2002. Such amount is not included in the determination of net income under the current accounting practice.

For the US$220 million debt, the weighted average interest rate at drawdown was 7.83% that included 6-Month USD LIBOR plus spread. Information and analysis of the financial market at that time showed a bias toward increasing US Dollar interest rates. Management therefore entered into the interest rate structures described above to ensure that the Parent Company's effective interest rates on its long-term debt do not exceed 7%.

24. Contingent Liabilities

a. The Parent Company, MIESCOR and Rockwell have contingent liabilities with respect to claims, lawsuits and taxes. Management, after consultations with outside counsels, believes that the final resolution of these issues will not materially affect the Company's financial position and results of operations.

b. Additional claims of a contractor of Rockwell with respect to the development and construction of the condominium units against Rockwell were resolved in November 2001. Additional amounts to be paid to the contractor have been reflected in the 2001 consolidated financial statements as a charge to cost of real estate and allocated to remaining unsold units for income tax purposes.

25. Significant Contracts and Commitments

Significant contracts and commitments include:

a. NPC

The Parent Company entered into a 10-year Contract for the Sale of Electricity (CSE) with the government-owned firm, NPC, commencing on November 21, 1994. One of the provisions of RA No. 9136 is for NPC to submit to ERC for approval Transition Supply Contracts (TSC) with distribution utilities before year-end 2001. Under the said law, utilities having TSCs with NPC may nominate their contract demand. The Parent Company, in a September 8, 2001 letter, signified its intention to enter into a TSC with NPC. NPC did not respond to the letter. Instead, it assessed the Parent Company starting January 2002 with a monthly penalty based on the contracted volumes under the CSE

which should have been already superseded by the TSC. The Parent Company in a letter dated February 20, 2002 cited its reasons for its refusal to pay the penalty and also served notice that it is exercising its right to terminate as provided in the CSE.

Without prejudice to a legal settlement of the issues pertaining to the CSE, the Parent Company started exploring with the government a mutually acceptable route which would address the CSE while meeting the transition supply requirement under RA 9136. The Parent Company and NPC executives met several times in the year 2002 for this purpose. As of April 25, 2003, however, no Transition Supply Contract has been signed.

The penalties amounted to ₱14.685 billion as of December 31, 2002. The disputed amount pertains to the difference between the contracted capacity/energy and the actual deliveries/purchases. In addition, NPC has charged the Parent Company interest for the unpaid penalties amounting to ₱797 million as of the December 31, 2002. In the event the Parent Company will be obliged to pay these amounts, these shall form part of the Parent Company's purchased power cost. The Parent Company did not pay the disputed amount as the grounds for which the penalty may be imposed did not arise, among other reasons. The Parent Company did not accrue for these disputed bills and interest charges and the corresponding receivable from its customers. Meanwhile, on March 25, 2003, Meralco served a written demand to NPC for payment of claims amounting to ₱8.311 billion, for the following: NPC's failure to provide service to Meralco IPPs, recovery of the 50% penalty for excess imbalance charges, imbalance charge adjustments, back-up energy rates, no-credit over-deliveries, NPC's failure to turn over directly-connected customers to Meralco, and the delay in the commissioning of QPPL's transmission line.

The Parent Company has entered into mediation talks with NPC to resolve and settle the outstanding issues arising from the CSE. On April 28, 2003, an agreement has been reached as follows:

a. Reduction of NPC penalty to P20B payable over 5 years
b. Dispatch of Meralco IPPs at MEQ levels
c. New volume of power to be sourced from NPC until 2004

These agreements are expected to have a net effect of reducing overall purchased power cost to the benefit of Meralco customers.

The Parent Company and the National Power Corporation (NPC) signed a Settlement Agreement on July 15, 2003 settling the disputes arising from the 10-year Contract for the Sale of Electricity entered into by the two parties in 1994. At the instance of both parties, the mediators were asked to reconcile the figures contained in the schedules to be attached to the Settlement Agreement prior to submission to ERC for its approval.

Under the Settlement Agreement, the Parent Company agreed to pay NPC over a 5-year period from the amounts collected by Meralco from its customers as estimated P27.52B for the energy contracted but not consumed for the last three years of the contract, 2002 to 2004, less adjustments amounting to P7.47B for transmission line delays and failure of NPC to turnover directly-connected customers.

Also under the agreement, NPC will ensure that Meralco's IPPs (independent power producers) will be dispatched at their contract levels, resulting in reductions in rates to Meralco consumers estimated at P0.25 centavos/kWh based on March purchased power costs levels.

NPC and the Parent Company will undertake a joint filing at the ERC for the recovery of the net settlement amount from Meralco customers.

Total purchased power from NPC amounted to ₱28.25 billion and ₱31.50 billion for the six months ended June 30, 2003 and 2002, respectively. Prior to the implementation of NPC's unbundled charges on September 26, 2002, NPC's charges were not segregated between generation and transmission.

b. National Transmission Company (TRANSCO)

Pursuant to Section 8 of RA 9136, TRANSCO was created and assumed the electrical transmission function of NPC.

c. FGPC and FGP Corp.

The Department of Energy (DOE) in December 1994 asked the Parent Company to provide the 1,500 MW market for the expected 3,000 MW output of the Camago (Malampaya) gas field. The accelerated development of the field was in line with the government's energy self-reliance program and called for the simultaneous development of the field, the construction of the pipeline infrastructure, and the setting up of the downstream facilities (essentially gas-fired power plants) so that gas is landed in Luzon to supply a 2,000 MW market by 2000 and an additional 1,000 MW market by 2002. After a series of exchanges of communications, subject to certain conditions on the matter, the Parent Company in a letter to the DOE reiterated its commitment to absorb the 1,500 MW output of the Camago (Malampaya) field and nominated First Gas Holdings, Inc., an affiliate of the Parent Company, as the developer of the entire 1,500 MW capacity.

On March 14, 1995 and January 9, 1997, the Parent Company entered into purchased power agreements (Agreements) with independent power producers (IPP) FGPC and FGP Corp., respectively. Under the terms of the Agreements, these IPPs are committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The Agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

The Parent Company entered into a Substation Interconnection Agreement with NPC and FGPC for: (a) the construction, ownership, operation and maintenance of a dedicated 35-kilometer transmission line from the power plant of FGPC to the NPC substation; (b) the interconnection of the power plant to the NPC Grid System; and (c) the receipt and delivery of energy and capacity from the power plant of FGPC to the Parent Company's point of receipt. Similarly, the Parent Company entered into an Interim Interconnection Agreement with NPC and FGP Corp. whereby NPC will be responsible for the delivery and transmission of all energy and capacity from the power plant of FGP Corp. to the Parent Company's point of receipt.

d. QPPL

The Parent Company entered into an Agreement with QPPL on August 12, 1994 and amended the same on December 1, 1996. Under the terms of the amended Agreement,

QPPL is committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from QPPL, subject to certain terms and conditions specified therein. The Agreement shall terminate on the date of the 25th anniversary of the commercial operation date of the power plant (Plant) of QPPL.

The Parent Company also entered into a Transmission Line Agreement (TLA) with QPPL on June 13, 1996 (amended on December 1, 1996). Pursuant to the PPA and the TLA, QPPL is responsible for obtaining all necessary rights-of-way for, and for the siting, design, construction, operation and maintenance of the Transmission Line while the Parent Company is obligated to pay all costs and expenses incurred by QPPL in connection with the siting, design and construction, operation and maintenance of the Transmission Line (including unforeseen cost increases, such as those due to new regulations or taxes) through payment of periodic transmission charges.

The term of the TLA will extend to the duration of the term of the PPA, commencing on the date of execution of the TLA and expiring on the 25th anniversary of the Commercial Operations Date. The term of the TLA is subject to renewal on mutually acceptable terms in conjunction with the renewal of the term of the PPA. Under the TLA, the Parent Company is obligated to make a Monthly Capital Cost Recovery Payment and a Monthly Operating Payment to QPPL.

In mid 2001, the Parent Company and QPPL were in discussions regarding the amendment of certain provisions of the Agreement. The changes to the Agreement primarily relate to the reallocation of risks relating to the performance and dispatch of the Plant of QPPL. Pursuant to the amended terms of the Agreement, the Parent Company will, in general, bear risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. On February 22, 2002, the Parent Company and QPPL signed Amendment No. 3 to the Agreement (Amendment No. 3). The Amendment No. 3 provides for, among others, the following:

- Payment by QPPL of higher shortfall penalties in the event QPPL fails to meet monthly delivery obligations due to the poor technical performance of its Plant which is the result of QPPL's fault or negligence;

- Recovery and payment of certain variable operating, maintenance and fuel costs incurred by QPPL due to its Plant being dispatched at partial load;

- Payment of rebates by QPPL to the Parent Company subject to the satisfaction of certain conditions;

- Sharing of revenue for deliveries in excess of the minimum guaranteed electrical quantity;

- Payment by the Parent Company of US dollar denominated portions of fixed and variable payments in US dollars; and

- Subject to certain exceptions and conditions, QPPL will be deemed to have delivered electricity under circumstances where its Plant is declared available but is not dispatched at the full load declared as available.

In addition to the Amendment No. 3, the Parent Company and QPPL signed on February 22, 2002 a Settlement and Release Agreement, which provides for the release of both parties from existing claims, known and unknown, relating to parties' past performance or nonperformance under the Agreement.

Although the Parent Company and QPPL have signed the Amendment No. 3 and the Settlement and Release Agreement, the effectivity of the Amendment No. 3 and the Settlement and Release Agreement are subject to the approval of the ERC, the lenders of QPPL and the BOD of the respective parties.

In a letter dated February 26, 2003, the Parent Company informed QPPL that it is contemplating to withdraw the petition for approval of Amendment No. 3 from the ERC due to certain concerns raised by the ERC. The letter provided that the Parent Company will inform QPPL whether it will terminate Amendment No. 3 or refile the same with the ERC for approval after 90 days or such additional period as may be agreed upon by both parties. QPPL has signified its conformity to the Parent Company's proposal. On March 4, 2003, the Parent Company filed a Motion to withdraw the petition.

Details of purchased power follow:

	Jun 2003	Jun 2002
	(Amounts in Millions)	
NPC and Transco	**₱28,250**	₱31,504
FGPC and FGP Corp.	**19,949**	11,154
QPPL	**6,903**	5,364
Others	**553**	2,032
	₱55,655	₱50,054

Total commitments for the purchase of power from FGPC, FGP Corp and QPPL is estimated as follows:

Year	Minimum Economic Quantity (MEQ)	Equivalent Amount*
	(In KWH)	*(In Billions)*
2003	14,297	₱67.797
2004	14,327	67.929
2005	14,297	67.797
2006	14,297	67.797
2007	14,297	67.797
2008 & onwards	246,774	1,168.600

** Based on MEQ rates*

The purchased power cost shown separately as part of "Other income (charges)" in the statements of income relates to the systems loss in excess of the cap allowed under the "Anti-Pilferage of Electricity and Theft of Electric Transmission Lines/Materials Act of 1994" (RA No. 7832) of 9.5%, which the Parent Company is not allowed to recover from its customers. These amounts are shown separately to determine the operating income of the Parent Company for purposes of computing the RORB.

26. Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is calculated by dividing the net income for the period attributable to common shareholders [net income (loss) for the period less dividends on preferred shares] by the weighted average number of common shares outstanding during the period.

For the purpose of calculating diluted earnings (loss) per share, the net income (loss) attributable to common shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares arising from the exercise of share options. The number of common shares is the weighted average number of common shares plus the weighted average number of common shares which would have been issued on the conversion of all the dilutive potential common shares into common shares. Share options are deemed to have been converted into common shares on the date when the options were granted.

Earnings (Loss)

	Jun 2003	Jun 2002	Dec 2002
		(Amounts in Millions)	
Net income (loss)	**₱66**	₱465	(₱2,015)
Cash dividends on preferred stock	**(34)**	(35)	(74)
Earnings (loss) including depreciation on appraisal increase (a)	**32**	430	(2,089)
Depreciation on appraisal increase (see Note 21)	**276**	556	993
Earnings (loss) excluding depreciation on appraisal increase (b)	**₱308**	₱986	(₱1,096)

Shares

	Jun 2003	Jun 2002	Dec 2002
Weighted average common shares – beginning	**999,261,461**	1,006,311,294	1,006,311,294
Stock dividend – 20%	–	–	–
Cancelled subscriptions in 2002	–	–	(7,049,833)
Weighted average common shares - basic (c)	**999,261,461**	1,006,311,294	999,261,461
Number of shares under option	–	–	13,682,584
Weighted average number of shares that would have been issued at fair value	–	–	(40,370,649)
Adjusted weighted average common shares - diluted	**999,261,461**	1,006,311,294	972,573,396

Per Share Amounts

	Jun 2003	Jun 2002	Dec 2002
Basic:			
Including depreciation on appraisal increase (a/c)	**₱0.03**	₱0.43	(₱2.09)
Excluding depreciation on appraisal increase (b/c)	**0.31**	0.98	(1.10)

Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common shares during the period exceeds the exercise price of the option.

In June 2003 and 2002 where the effect on EPS of the assumed conversion of stock option would be anti-dilutive, diluted EPS is the same as basic EPS.

27. Other Matters

a. The economic developments in the Asian region continue to affect the Philippines. The Parent Company and its subsidiaries will continue to be affected in the foreseeable future by the economic events in the country including fluctuations in the foreign exchange rate. The related effects will be reported in the financial statements as they become known and estimable.

   The Parent Company, however, is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

b. RA No. 9136, the "Electric Power Industry Reform Act (Act) of 2001," was signed into law on June 8, 2001 and took effect on June 26, 2001. RA No. 9136 provides for the privatization of NPC and the restructuring of the electric power industry. IRR was approved by the Joint Congressional Power Commission on February 27, 2002.

   The Act and the IRR have an impact on the industry as a whole and the Parent Company in particular. The Act and the IRR provides for, among others: (a) the transfer of NPC's generation assets and liabilities, including its obligations under IPP contracts, to Power Sector Assets and Liabilities Management Corporation (PSALM) within six months of the effectivity of the Act; (b) the privatization of NPC's generation assets and IPP contracts assumed by PSALM taking into consideration buy-out provisions, Philippine Government performance undertakings and possible bilateral renegotiations; (c) the transfer of NPC's transmission functions, assets, and liabilities to the TRANSCO within 6 months from the effectivity of the Act; (d) the establishment of a Wholesale Electricity Spot Market (WESM) within one year from the effectivity of the Act, with rules to be jointly formulated by the DOE and market participants; (e) the abolition of the ERB and the creation of ERC; (f) the structural and functional unbundling of electric power industry participants' business activities into generation, transmission, distribution and supply for the purpose of separating regulated and non-regulated business activities; (g) the removal of cross-subsidies in power prices; (h) introduction of competition in the generation and supply of power; and (i) unbundling of electricity rates and charges.

   RA No. 9136 and the IRR also provide for the following: (a) distribution utilities, such as the Parent Company, will provide open and nondiscriminatory access to its distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) NPC and distributors shall have filed their proposed unbundled charges within six months from the Act's effectivity; (d) distributors shall file a Business Separation Unbundling Plan (BSUP) with the ERC by December 26, 2002; (e) residential users shall get a ₱0.30 per kwh reduction in power rates to be provided by NPC and passed on by distributors starting August 2001; (f) the power to grant electric distribution franchises shall be vested solely in Congress, thereby repealing or amending Sec. 43 of Presidential Decree 269 (The National Electrification Decree); (g) NPC shall segregate its sub-transmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (h) NPC shall file,

with the ERC within six months from the effectivity of the Act, TSC negotiated with distributors; and (i) distribution companies may engage in related business, provided up to 50 percent of the income from the related business shall be used to lower wheeling charges.

The law also empowers the ERC to enforce rules to encourage competition and penalize anti-competitive behavior. The law also imposes the following additional safeguards: (a) no company or person in generation, distribution, or supply shall be allowed to hold interest in the TRANSCO; (b) no company or person shall be allowed to own or control more than 30% of a grid's installed generating capacity and/or 25 percent of the national installed capacity; (c) distributors can source a maximum of 90 percent of their demand through bilateral contracts with generators for five years after the creation of the WESM; and (d) distributors cannot source more than 50% of their total demand from affiliated generators.

In accordance with Section 43(b) of RA No. 9136, ERC promulgated the Grid and Distribution Codes (Codes) in December 2001, which, among others, specified technical and financial performance standards for the industry participants. The ERC is mandated to enforce compliance with the Codes. Also in accordance with RA 9136, the DOE promulgated the WESM Rules on June 28, 2001 after being endorsed by the industry participants.

Electric distribution utilities are mandated to file by the end of 2002 a Business Separation Unbundling Plan (BSUP) for approval by the ERC, pursuant to Section 36 of RA 9136 requiring structural and functional unbundling of business activities of electric industry participants. The ERC has, however, extended this deadline. On January 29, 2003, the ERC released for comments the Business Separation Guideline which provides the framework.

On May 30, 2003, the Energy Regulatory Commission (ERC) approved Meralco's unbundled rates. It was then directed to implement the new rates in its June 2003 billing cycle.

Under the law, specifically Republic Act 9136 or the Electric Power Industry Reform Act of 2001, all electric utilities, including the Parent Company, are required to unbundle their rates. The May 30 Order of the ERC resolved the Motion for Reconsideration (MR) filed by Meralco on April 9, 2003 with ERC seeking reconsideration of the ERC's March 20, 2003 decision specifically concerning the application for a rate increase.

c. Certain accounts in the Parent Company and consolidated financial statements as of and for the six months ended June 30, 2003 and 2002 were reclassified to conform with the 2003 financial statement presentation.

1. Format for Aging of Accounts Receivable

(Per Circular for Broker No. 2164 - 99)

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
Aging of Consolidated Accounts Receivable
As of June 30, 2003
(In Million Pesos)

Type of Accounts Receivable		Total	1- 30 days	31- 60 days	61- 90 days	Over 90 days
a) Trade Receivables						
Regular General Service						
Private	P	8,613	7,690	183	62	678
Government		199	124	17	12	46
General Power						
Private		9,137	8,049	242	160	686
Government		2,420	1,675	261	113	371
Flat / Streetlights						
Private		29	15	1	1	12
Government		287	126	21	11	129
Sub - Total						
Private		17,779	15,754	426	223	1,376
Government		2,905	1,925	299	136	545
Others (Subsidiaries)		2,883	76	345	91	2,371
Gross Trade Receivables		**23,567**	**17,755**	**1,070**	**450**	**4,292**
Less: Allowance for Doubtful Accounts		1,641				1,641
Net Trade Receivable		**21,926**	**17,755**	**1,070**	**450**	**2,651**
b) Non-trade Receivables						
Notes Receivable		0	0			
Others		0	0	0	0	0
Total Non-trade		0	0	0	0	0
Net Receivables (a + b)		**21,926**	**17,755**	**1,070**	**450**	**2,651**

2. Accounts Receivable Description

Type of Receivable		Nature/Description	Collection Period (Ave)
1)	Trade Receivables		
	a) Regular General Service	Mostly residential customers	24 days
	b) General Power	Combination of commercial and industrial customers	24 days
	c) Flat / Streetlights	Mostly streetlights and hospitals	24 days
	d) Others	Receivables of various subsidiaries	30 days

3. Normal Operating Cycle: (Receivables) **30 DAYS**

"sec2ndqtr2003.xls/mydocc/arsked

MANILA ELECTRIC COMPANY

COMPUTATION OF RATIO OF UNAPPROPRIATED RETAINED
EARNINGS OVER TOTAL PAID-IN CAPITAL
As of June 30, 2003 and 2002
(With comparative audited figures for the year ended December 31, 2002)
(In Million Pesos, except Ratio)

	Jun 30- 2003	Jun 30- 2002	Dec 31- 2002
Preferred stock	1,013	888	837
Common stock	9,993	10,063	9,993
Capital in excess of par value	2,979	3,445	2,974
Deposits on subscriptions to preferred stock	149	153	150
Subscriptions receivable, common stock	(57)	(167)	(58)
TOTAL PAID-IN CAPITAL (a)	14,077	14,382	13,896
UNAPPROPRIATED RETAINED EARNINGS (b)	(14,136)	16,337	14,255
RATIO (b / a)	-100.42%	113.59%	102.58%

Section 43 of the Corporation Code states that "Stock corporations are prohibited from retaining surplus profits in excess of one hundred (100%) percent of their paid-in capital stock."

MERALCO 2003

2nd Quarter Report

Total kilowatthour sales volume for the second quarter 2003 reached 6,116.34 million kWh. Year on year, an increase of 2.8 percent from 5,947.96 M kWh sold was realized.

Sales to commercial customers grew by 3.4 percent while sales to industrial and residential customers likewise improved by 3.2 percent and 2.1 percent, respectively.

Operating revenues for the quarter went up by 8.2 percent over the same period last year. The revenues included the 8.65 centavo rate increase in the distribution rate per the Energy Regulatory Commission (ERC) Order dated May 30, 2003 approving the new unbundled rates effective June 2003 billing cycle.

Total operating expenses rose by about eight percent primarily due to the 13.4 percent rise in purchased power cost. However, the impact on the bottomline was offset by the company's ability to manage its operations and maintenance expenses resulting in a decrease of 18.9 percent.

For the second quarter, system loss was recorded at 12.06 percent resulting to an expense of P739.7 M.This brought system loss for January to June to 11.66 percent, resulting in an expense of P1.2 billion.

Provision for disallowed recoveries for the quarter amounted to P310 million. This pertains to the potential disallowance for Quezon Power Philippines Limited transmission line fees. Recoverability depends on the outcome of the evaluation of the ERC.

Net income for the quarter was P391 M, a decrease of 27.3 percent from the P538 M net income realized in the same period last year.

Earnings per common share (excluding depreciation on appraisal increase) for the period under review went down by 43.03 percent, from P0.79 in 2002 to P0.45 in 2003.

Capital expenditures for the quarter rose by 3.09 percent from P1.62B in 2002 to P1.67 B. Of the amount, 99.4 percent was spent for electric system projects while 0.6 percent was for non-electric projects and other capitalized items.

A total of 58.562 new customers were added to the Meralco customer base as of end-June 2003. This brought the total number of customers to 3,983,331 for an increase of 1.49 percent from the December 2002 count of 3,924,769.

highlights of the quarter

▲ In compliance with the Supreme Court ruling, the company began Phase 1 of the refund to some 1.4 million registered and active residential and general services customers on June 6, 2003, for those who consumed 100 kWh and below based on the April 2003 bill.

▲ The Energy Regulatory Commission approved on May 30, 2003 Meralco's unbundled rates, to be implemented in its June 2003 billing cycle. The Order allowed Meralco to increase its rates by 17 centavos/kWh (8.35 centavos/kWh for generation and transmission and 8.65 centavos/kWh for distribution). The unbundled rates itemized the electric bill based on cost and function, showing which portions go to Meralco and which are pass-through charges. The ERC also authorized Meralco to collect an additional amount of P0.0127 per kWh starting with the June billing cycle,as allowed recovery of transmission line fee, per ERC Order dated May 29, 2003.

▲ President Gloria Macapagal Arroyo on June 9 signed into law Republic Act 9209, an act granting Meralco a 25-year consolidated franchise over its existing service area.

▲ Meralco and the National Power Corp. (NPC) signed a Settlement Agreement on July 15, 2003 settling the disputes arising from the 10-year Contract for the Sale of Electricity entered into by the two parties in 1994. At the instance of both parties, the mediators were asked to reconcile the figures contained in the schedules to be attached to the Settlement Agreement prior to submission to ERC for its approval.

Under the Settlement Agreement, Meralco agreed to pay NPC over a 5-year period from the amounts collected by Meralco from its customers an estimated P27.52B for the energy contracted but not consumed for the last three years of the contract, 2002 to 2004, less adjustments amounting to P7.47B for transmission line delays and failure of NPC to turnover directly-connected customers.

Also under the agreement, NPC will ensure that Meralco's IPPs (independent power producers) will be dispatched at their contract levels, resulting in reductions in rates to Meralco consumers estimated at P0.25 centavos/kWh based on March purchased power cost levels.

NPC and Meralco will undertake a joint filing at the ERC for the recovery of the net settlement amount from Meralco customers.

MANUEL M. LOPEZ
Chairman & CEO

JESUS P. FRANCISCO
President & COO

COMPARISON OF KILOWATTHOUR SALES

For the quarters ended June 30, 2003 and 2002
(In millions)

Customer Class	2003	2002	%Change
RESIDENTIAL	2,242.81	2,197.08	2.1
COMMERCIAL	2,107.94	2,039.36	3.4
INDUSTRIAL	1,729.58	1,675.16	3.2
STREETLIGHTS	36.01	36.36	-1.0
TOTAL	6,116.34	5,947.96	2.8

COMPARISON OF KILOWATTHOUR SALES

For the six months ended June 30, 2003 and 2002
(In millions)

Customer Class	2003	2002	%Change
RESIDENTIAL	4,202.68	3,953.71	6.3
COMMERCIAL	4,026.08	3,785.59	6.4
INDUSTRIAL	3,284.65	3,142.94	4.5
STREETLIGHTS	73.40	72.70	1.0
TOTAL	11,586.81	10,954.94	5.8

▼

The foregoing unaudited Balance Sheet of Manila Electric Company as of June 30, 2003 and the related Statements of Income and Retained Earnings for the six months ended, should be read in conjunction with the 2002 Annual Report. In the opinion of Management, all adjustments necessary for a fair presentation of the financial position and the results of operations of the Company have been duly effected in the preparation of these statements.

The aforementioned financial statements present fairly the financial position of Manila Electric Company as of June 30, 2003, and the results of its operations for the six months ended, in conformity with generally accepted accounting principles consistently applied. They are not, however, necessarily indicative of the results which may be expected for the whole year 2003 because of seasonal factors affecting the operations of the Company.

▲

2nd Quarter Report

COMPARATIVE STATEMENTS OF INCOME

For the quarters ended June 30, 2003 and 2002
(In thousand pesos)

	2003	2002	% Change
OPERATING REVENUES	34,226,925	31,637,350	8.2
OPERATING EXPENSES			
Purchased power	28,126,610	24,813,232	13.4
Operations & maintenance	2,294,246	2,829,115	-18.9
Depreciation & amortization	1,051,905	1,275,538	-17.5
Taxes other than income tax	554,099	741,441	-25.3
Total Operating Expenses	32,026,860	29,659,326	8.0
OPERATING INCOME	2,200,065	1,978,024	11.2
OTHER INCOME (EXPENSES)			
Interest & other financial charges-net	(761,252)	(651,612)	16.8
Unrecoverable purchased power-system loss	(739,794)	(410,538)	80.2
Provision for disallowed recoveries	(310,211)	-	100.0
Equity in net earnings of investee co.	127,888	(9,546)	-1439.7
Total Other Income (Expenses)	(1,683,369)	(1,071,696)	57.1
Income before income tax	516,696	906,328	-43.0
Provision for income tax	(125,550)	(368,285)	-65.9
NET INCOME	391,146	538,043	-27.3

COMPARATIVE STATEMENTS OF INCOME

For the six months ended June 30, 2003 and 2002
(In thousand pesos)

	2003	2002	% Change
OPERATING REVENUES	65,422,010	60,775,980	7.6
OPERATING EXPENSES			
Purchased power	54,451,917	48,735,240	11.7
Operations & maintenance	4,421,698	4,703,986	-6.0
Depreciation & amortization	2,256,758	2,377,030	-5.1
Taxes other than income tax	1,359,662	1,441,473	-5.7
Total Operating Expenses	62,490,035	57,257,729	9.1
OPERATING INCOME	2,931,975	3,518,251	-16.7
OTHER INCOME (EXPENSES)			
Interest & other financial charges-net	(1,538,299)	(1,335,309)	15.2
Unrecoverable purchased power-system loss	(1,202,902)	(1,318,930)	-8.8
Provision for disallowed recoveries	(310,211)	-	100.0
Equity in net earnings of investee co.	200,778	31,104	545.5
Total Other Income (Expenses)	(2,850,634)	(2,623,135)	8.7
Income before income tax	81,341	895,116	-90.9
Provision for income tax	(15,249)	(429,871)	-96.5
NET INCOME	66,092	465,245	-85.8

COMPARATIVE BALANCE SHEETS

June 30, 2003
(With comparative figures as of June 30, 2002)
(In thousand pesos)

ASSETS AND OTHER DEBITS

	2003	2002	% Change
UTILITY PLANT & OTHERS - NET	77,366,533	78,039,884	-0.9
OTHER PROPERTY & EQUIPMENT	10,402,987	8,523,150	22.1
INVESTMENTS & ADVANCES	4,459,246	2,509,163	77.7
CURRENT ASSETS			
Cash & cash investments	4,799,110	10,405,364	-53.9
Receivables - net	20,683,523	16,711,651	23.8
Inventories	930,532	1,708,025	-45.5
Other current assets	3,314,739	2,028,744	63.4
Total Current Assets	29,727,904	30,853,784	-3.6
DEFERRED DEBITS & OTHER ASSETS	21,148,531	18,719,684	13.0
TOTAL ASSETS & OTHER DEBITS	143,105,201	138,645,665	3.2

LIABILITIES AND OTHER CREDITS

	2003	2002	% Change
PROPRIETARY CAPITAL	40,119,899	70,581,846	-43.2
LONG-TERM DEBT - Net of current portion	18,070,490	23,249,036	-22.3
CURRENT LIABILITIES			
Current portion of long-term debt	6,738,053	2,493,809	170.2
Notes payable	5,952,286	7,933,457	-25.0
Accounts payable & accrued exp.	19,125,869	13,515,621	41.5
Income tax payable	680,039	484,223	40.4
Customers' refund - current	6,134,092	-	100.0
Other current liabilities	2,450,485	2,674,283	-8.4
Total current liabilities	41,080,824	27,101,393	51.5
DEFERRED INCOME TAX	4,458,860	3,654,213	22.0
CUSTOMERS' REFUND-NONCURRENT	23,562,875	-	100.0
OPERATING AND OTHER RESERVES	15,812,253	14,059,177	12.5
TOTAL LIABILITIES AND OTHER CREDITS	143,105,201	138,645,665	3.2

MERALCO 2003

2nd Quarter Report

COMPARATIVE STATEMENTS OF RETAINED EARNINGS (Deficit)

For the six months ended June 30, 2003 and 2002
(In thousand pesos)

	2003	2002	% Change
BALANCE, BEGINNING (Unadjusted)	26,855,104	27,950,745	-3.9
Deduct: Refund from Feb. 1994 to Dec. 2002 with net effect of valuation allowance, deferred asset & uncollectible accounts	(28,699,146)	-	100.0
BALANCE, BEGINNING (As adjusted)	(1,844,042)	27,950,745	-106.6
ADD: Net income	66,092	465,245	-85.8
Realized revaluation surplus	276,313	555,674	-50.3
TOTAL	(1,501,637)	28,971,664	-105.2
DEDUCT: Cash Dividends Declared			
Preferred	34,390	34,732	-1.0
Common	-	-	-
Total Cash Dividends Declared	34,390	34,732	-1.0
Appropriated Retained Earnings	12,600,000	12,600,000	0.0
BALANCE, ENDING UNAPPROPRIATED	(14,136,027)	16,336,932	-186.5

COMPARATIVE CASH FLOW STATEMENTS

For the quarters ended June 30, 2003 and 2002
(In thousand pesos)

	2003	2002
CASH BALANCE BEGINNING, *March 31*	4,824,541	5,932,489
CASH FLOWS FROM OPERATING ACTIVITIES		
Operating & other income	1,990,072	1,724,635
Depreciation & amortization	1,051,906	1,275,539
Increase (Decrease) in other assets and liabilitites	2,176,738	4,818,653
Net cash from Operations	5,218,716	7,818,827
Add: Equity issues	152,165	42,154
Short term borrowings	-	279,433
Long term borrowings	279,381	-
TOTAL SOURCES OF FUNDS	5,650,262	8,140,414
Less: Short term debt service	481,815	282,102
Long term debt service	1,872,933	535,277
Other interest expense	823,655	770,745
Total debt service	3,178,403	1,588,124
System loss	739,794	410,539
CAPEX	1,674,951	1,619,937
Preferred equity redemptions	65,743	31,563
Dividends	16,802	17,376
TOTAL USES OF FUNDS	5,675,693	3,667,539
NET INCREASE (DECREASE) IN CASH	(25,431)	4,472,875
CASH BALANCE, END - *June 30*	4,799,110	10,405,364

COMPARATIVE CASH FLOW STATEMENTS

For the six months ended June 30, 2003 and 2002
(In thousand pesos)

	2003	2002
CASH BALANCE BEGINNING, *Jan. 31*	6,193,164	2,624,189
CASH FLOWS FROM OPERATING ACTIVITIES		
Operating & other income	2,824,521	3,244,495
Depreciation & amortization	2,256,758	2,377,031
Increase (Decrease) in other assets and liabilitites	1,857,480	7,942,916
Net cash from Operations	6,938,759	13,564,442
Add: Equity issues	245,756	77,020
Short term borrowings	-	1,98,877
Long term borrowings	307,253	-
TOTAL SOURCES OF FUNDS	7,491,768	15,040,339
Less: Short term debt service	736,269	927,147
Long term debt service	2,051,193	1,519,951
Other interest expense	1,684,352	639,285
Total debt service	4,471,814	3,086,383
System loss	1,202,903	1,318,931
CAPEX	3,108,645	2,770,600
Preferred equity redemptions	68,070	48,518
Dividends	34,390	34,732
TOTAL USES OF FUNDS	8,885,822	7,259,164
NET INCREASE (DECREASE) IN CASH	(1,394,054)	7,781,175
CASH BALANCE, END - *June 30*	4,799,110	10,405,364

MERALCO
Ortigas Avenue, Pasig City
0300 Philippines
Tel. No. (632)16220
Fax No. (632)1622-8501
Web Site: http://www.meralco.com.ph
E-Mail: corcom@meralco.com.ph

Corporate Communication
July 2003

MANILA ELECTRIC COMPANY
SEGMENT INFORMATION
For the Six Months Ended June 30, 2003, 2002 (Unaudited) and
For the Year Ended December 31, 2002 (Audited)
(In Million Pesos)

	Power Distribution			Real Estate			Services			Elimination			Consolidated		
	Jun-03	Jun-02	Dec-02	Jun-03	Jun-02	Dec-02	Jun-03	Jun-02	Dec-02	Jun-03	Jun-02	Dec-02	Jun-03	Jun-02	Dec-02
Business Segment Data															
Revenue															
External Sales	65,422	60,776	121,576	871	553	977	531	256	1,276				66,824	61,585	123,829
Inter-Segment Sales	0	0	30	0	0		0	201	200	0	(201)	(230)	0	0	0
Total Revenue	65,422	60,776	121,606	871	553	977	531	457	1,476	0	(201)	(230)	66,824	61,585	123,829
Results															
Segment Result	1,419	2,121	1,279	177	29	(20)	(6)	(92)	(153)	-	-	-	1,590	2,058	1,106
Interest and Other Financial Charges													(1,656)	(1,471)	(3,839)
Equity in Net Earnings													201	167	306
Minority Interest													(31)	108	187
Income Tax													(38)	(397)	225
Net Income/(Loss)													66	465	(2,015)
Other Information															
Segment Assets	138,646	136,272	139,611	11,569	10,667	10,881	2,298	2,344	2,075	(1,963)	(2,358)	(2,860)	150,550	146,925	149,707
Investments at Equity	4,459	2,398	4,261	-	-	-	-	-	-	(1,257)	(840)	(1,494)	3,202	1,558	2,767
Consolidated Total Assets	143,105	138,670	143,872	11,569	10,667	10,881	2,298	2,344	2,075	(3,220)	(3,198)	(4,354)	153,752	148,483	[illegible]
Segment Liabilities	102,985	68,089	75,198	5,827	4,642	4,533	1,846	2,326	4,613	28	(86)	(544)	110,686	74,971	83,800
Capital Expenditures	3,109	2,771	6,505	491	251	29	28	5	319				3,628	3,027	6,853
Depreciation and Amortization	2,257	2,377	4,870	90	107	208	27	35	137				2,374	2,519	5,215
Non Cash Expenses other than Depreciation and Amortization	530	219	3,622	0	0	358	0	0	72				530	219	4,052

"sec2ndqtr2003.xls"mylocc/segment info

MANILA ELECTRIC COMPANY
SEGMENT INFORMATION
For the Quarter Ended June 30, 2003, 2002 (Unaud...)
For the Year Ended December 31, 2002 (Audited)
(In Million Pesos)

	Power Distribution			Real Estate			Services			Elimination			Consolidated		
	Jun-03	Jun-02	Dec-02	Jun-03	Jun-02	Dec-02	Jun-03	Jun-02	Dec-02	Jun-03	Jun-02	Dec-02	Jun-03	Jun-02	Dec-02
Business Segment Data															
Revenue															
External Sales	34,227	31,637	121,576	490	265	977	244	40	1,276				34,961	31,942	123,829
Inter-Segment Sales	0	0	30	0	0		0	174	200	0	(174)	(230)	0	0	0
Total Revenue	34,227	31,637	121,606	490	265	977	244	214	1,476	0	(174)	(230)	34,961	31,942	123,829
Results															
Segment Result	1,150	1,531	1,279	99	10	(20)	2	(60)	(153)	-	-	-	1,251	1,481	1,106
Interest and Other Financial Charges													(816)	(717)	(3,839)
Equity in Net Earnings													103	72	306
Minority Interest													(8)	50	187
Income Tax													(139)	(347)	225
Net Income/(Loss)													391	539	(2,015)
Other Information															
Segment Assets	138,646	136,272	139,611	11,569	10,667	10,881	2,298	2,344	2,075	(1,963)	(2,358)	(2,860)	150,550	146,925	149,707
Investments at Equity	4,459	2,398	4,261	-	-	-	-	-	-	(1,257)	(840)	(1,494)	3,202	1,558	2,767
Consolidated Total Assets	143,105	138,670	143,872	11,569	10,667	10,881	2,298	2,344	2,075	(3,220)	(3,198)	(4,354)	153,752	148,483	152,474
Segment Liabilities	102,985	68,089	75,198	5,827	4,642	4,533	1,846	2,326	4,613	28	(86)	(544)	110,686	74,971	83,800
Capital Expenditures	1,675	1,620	6,505	0	0	29	11	0	319				1,686	1,620	6,853
Depreciation and Amortization	1,052	1,275	4,870	45	54	208	14	23	137				1,111	1,352	5,215
Non Cash Expenses other than Depreciation and Amortization	426	118	3,622	0	0	358	0	0	72				426	118	4,052

"sec2ndqtr2003.xls"mydocc/segment info

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF MAY
Annual Meeting

SEC FORM 17-Q
Form Type

PW-102
S. E. C. Registration No.

File No. 82-3237

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. **For the quarterly period ended:** *March 31, 2003*

2. **Commission identification number:** *PW-102*

3. **BIR Tax Identification Code:** *350-000-101-528*

4. **Exact name of issuer as specified in its charter:** *Manila Electric Company*

5. **Country of Incorporation:** *Philippines*

6. **Industry Classification: (SEC use only)**

7. **Address of issuer's principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
   Postal Code: *0300*

8. **Issuer's Telephone Numbers including area code:** *16220*

9. **Former name, former address and former fiscal year, if changed since last report:** *N/A*

10. **Securities registered pursuant to Sections 8 and 12 of the Code, or Sections 4 and 8 of RSA:**

Title of Each Class		*Number of Shares of Common Stock Outstanding*
Class "A"	-	*559,556,877*
Class "B"	-	*399,704,584*
Total	-	*999,261,461*

Amount of Debt outstanding: *P73.167 Billion (as of March 31, 2003)*

11. Are any or all of these securities listed on a Stock Exchange?

Yes [x] No [ ]

12. If yes, the name of such Stock Exchange and the class/es of securities:

Philippine Stock Exchange *Class A and B*

13. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed under Section 17 of the Code and SRC Rule 17 thereunder or Sections 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding twelve (12) months (or for such shorter Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporate Code of the Philippines, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports):

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past ninety (90) days:

Yes [x] No [ ]

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

Financial Statements of the registrant are incorporated herein by reference to the enclosed document.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This information is incorporated herein by reference to the enclosed document.

PART II – OTHER INFORMATION

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

DANIEL D. TAGAZA
Senior Vice President and
Chief Finance Officer

Date: May 19, 2003

cc Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MANAGEMENT'S DISCUSSION AND ANALYSIS (MDA) OF OPERATION
For the Three Months Ended March 31, 2003

The financial information appearing in this report and in our accompanying consolidated financial statements is stated in Philippine pesos. All references to "pesos", "peso" or "P" are to Philippine pesos. As quoted through the Philippine Dealing System, the average exchange rate of Philippine pesos into U.S. dollars was 54.60 pesos to the dollar at March 31, 2003, as compared to 51.00 pesos to the dollar at March 31, 2002.

This report contains some statements which constitute "forward-looking statements", including statements regarding our intent, belief or current expectations. Any such forward-looking statements are not guarantees of our future performance and involve a number of risks and uncertainties that could affect our business and results of operations. Among the factors that could cause actual results to differ from such statements are adverse consequences resulting from general economic and business conditions in the Philippines, our ability to grow the customer base for our services, demand for electric services in the Philippines, our ability to enter into various funding arrangements, competitive pressures, fluctuations in the Philippine peso – U.S. dollar exchange rate, changes in applicable Energy Regulatory Commission or ERC regulations, subsequent changes in regulatory policies for the Philippine power industry, governmental, statutory, regulatory or administrative initiatives affecting financial, governmental and other institutions in the Philippines, future decisions of judicial and administrative courts, tightening of Philippine exchange controls and political changes in the Philippines.

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements. In the opinion of Management, all adjustments necessary for a fair presentation of the financial position and the results of operations of the Company have been duly effected in the preparation of these statements and in accordance with Philippine GAAP.

1. **Philippine and Regional Economic Conditions**. Meralco operates only in the Philippines and is therefore affected by adverse economic and political developments in the Philippines. The Asian economic crisis, which began in mid-1997, has adversely affected most countries in Asia, including the Philippines. The values of many Asian currencies have depreciated against the U.S. dollar and Asian equity markets have experienced sharp declines and extreme volatility. The Company's Currency Exchange Rate Adjustment mechanisms have allowed the Company to pass on to its customers amounts of debt increases in its O & M expenses and principal debt amounts due to peso depreciation.

2. **Power Rate Structure, Regulation and System Losses.** The Company's rate structure is the most significant determinant of its operating results. Meralco's rates to its customers are composed of the Basic Charge, the Purchased Power Adjustment (the "PPA") and the Currency Exchange Rate Adjustment (the "CERA"). The Basic Charge incorporates Meralco's purchased power costs from NPC and other suppliers and the distribution cost (which is the cost of operating and maintaining Meralco's electric distribution system as well as all other costs related to the rendering of service to its customers). The Basic Charge for each customer class is a fixed amount and is not subject to monthly fluctuations.

Although the Company's RORB fell from 7.1% in 1998 to 5.6% in 1999 under the Charter Formula, it did not apply for a rate increase in 1998 as the Company did not want to unduly burden its customers during the Asian economic crisis. The Company applied only last April 14, 2000 for a 30 centavo increase. On December 26, 2001, in compliance with EPIRA, the company submitted its unbundled rate application.

The Joint Congressional Power Commission (JCPC) on February 18, 2002 stamped its final approval on the Implementing Rules and Regulations (IRR) of the Electric Power Industry Reform Act of 2001 or Republic Act 9136. Earlier, the provisionally approved version of the IRR addressed three main Meralco concerns, to wit:

- Extension of market share caps over sectors other than generation.
- The review criteria for distributors' IPP contracts.
- Replacement of the current 10-year power supply agreement with the National Power Corporation with a transition supply contract.

On December 26, 2001, Meralco filed an application to unbundle its rates as mandated by Section 36 of Republic Act 9136. The application was filed in accordance with ERC Order on October 31, 2001 which prescribed uniform filing requirements for all distribution utilities. This included the submission of cost service figures (i.e. audited 2000 financial statements, appraisal of assets, weighted average cost of capital) computed according to the format and parameters specified by the ERC. The updated cost of service figures as basis of the proposed unbundled rate schedules.

Docketed as ERC Case No. 2001-900, the Meralco proposal unbundled the rates into:

a. Generation/Transmission Charge (pending the approval of NPC's own unbundling petition).
b. Distribution Charge
c. Metering Charge
d. Supply Charge

e. Universal Charge (details the amount of interclass subsidies received or provided by each rate class).

The filed application also proposes a lifeline consumption level of 50 kwh and a ₱5 per kwh rate. Section 73 of RA 9136 provides for the institution of a socialized pricing mechanism for a marginalized end user, at a level of consumption and rate to be determined by the Energy Regulatory Commission (ERC). Estimates of the interclass cross-subsidies, based on updated service data cost and an adjustment of the system loss cap (the current RA 7832 cap is 9.5 percent). Section 43 (f) of RA 9136 empowers the ERC to set new caps on recoverable system losses, considering load density, sales mix and delivery voltage and other technical parameters.

The ERC issued its Decision on March 20, 2003 on the consolidated rate petitions. According to the Decision, the ERC granted the Parent Company an Overall Average Tariff Adjustments (OATA) of P0.054 per kwh, compared to Meralco's February 2003 effective selling price of P5.4040 per kwh, not including adjustments due to the Currency Exchange Adjustment (CERA) and the franchise tax. In a filing dated March 31, 2003, the Parent Company manifested that its computations and simulations showed that the unbundled rates approved by the ERC will not result in the OATA mentioned by the Decision.

On April 9, 2003, the Parent Company filed a Motion for Reconsideration with the ERC. It respectfully prayed that ERC reconsider its March 20, 2003 decision principally by: (a.1) allowing the recovery of income tax as a reasonable cost or, in the alternative, applying a rate of return based on the Weighted Average Cost of Capital (WACC) of the Parent Company; (a.2) allowing purchased power as part of two months working capital; (a.3) increasing the 9.5% system loss cap by 1.11% which corresponds to sub-transmission losses, and company use allowance from 0.25% to 0.40%; recalculating the CERA I to preserve the revenue-neutrality of the entire CERA, among others. **As of April 25, the Motion is still pending resolution by the ERC.**

System loss for the quarter improved slightly, from 13.16 percent in 2002 to 11.23 percent in 2003. The Parent Company's system loss was above the legal limit in each of 2000 to 2002. The legal limit for the years 2001 and 2003 is 9.5%.

3. **Electricity Supply**. Meralco is highly dependent on NPC for power. Currently, the Company purchases approximately 64.7% of its requirements from NPC and 35.3% from various IPPs for the year 2002. As of the first three months of 2003, the Company purchased approximately 62% of its requirements from NPC and 38% from various IPP's. Meralco's 10-year power purchase agreement with NPC expires in November 2004. The agreement provides that NPC is committed

to sell and deliver electric power to Meralco, which in turn committed to purchase this power from NPC, subject to the terms and conditions specified in the contract. However, as early as September 2001, the Company already wrote NPC of its intention to enter into a transition supply contract (TSC), to replace the existing power supply agreement as provided for by RA 9136 (Electric Power Industry Reform Act). NPC did not respond to the letter. Instead, it assessed the Parent Company starting January 2002 with a monthly penalty based on the contracted volumes under the CSE which should have been already superseded by the TSC. The Parent Company in a letter dated February 20, 2002 cited its reasons for its refusal to pay the penalty and also served notice that it is exercising its right to terminate as provided in the CSE.

Recently, Meralco entered into mediation talks with NPC to resolve and settle these issues, and Mr. Sedfrey Ordonez and Mr. Antonio del Rosario were chosen by both companies as the mediators. After several mediation meetings, agreements have been reached although these are still for the approval of both parties' respective Board of Directors. Once approved, a joint petition will be made to the ERC before the agreements are implemented.

4. **Exchange Rates**. Substantially all of the Company's long-term debt is denominated in U. S dollars and other foreign currencies. Accordingly, the further devaluation of the peso has resulted in a substantial increase in the Company's outstanding debt and debt service costs as reported in pesos in the financial statements. The Company recovers increases in its principal repayments of foreign currency denominated debt beyond the ERB approved base exchange rate of P27.772 to US$1.00 (but not increases in interest charges) due to Peso depreciation pursuant to CERA.

The foreign exchange loss associated with interest payments is reflected in the Company's financial statements under "interest and other financial charges". In addition, a substantial portion of the Company's capital expenditure has been, and is expected to continue to be, denominated in foreign currencies. In March 2000, the Accounting Standards Council issued Exposure Draft (ED) No. 37, "The Effects of Changes in Foreign Exchange Rates (revised)," which will eliminate the deferral of foreign exchange differentials but will allow the capitalization of foreign exchange differentials only under modified conditions effective January 2002. The Company's practice has been to capitalize foreign exchange losses arising from foreign currency denominated loans. Management believes that adoption of ED No. 37 will not have a material effect on the Company's financial position, results of operations and cash flow since the ERC has allowed the Parent Company to recover foreign exchange losses on its foreign currency denominated loans through adjustments in customers' bills as resolved under ERB Case No. 87-330-CERAII.

5. **Republic Act 9136**. The Electric Power Industry Reform Act of 2001 or Republic Act 9136 took effect on June 26, 2001. The law restructures and deregulates the electric power industry, ending Meralco's monopoly in electricity supply in its franchise. RA 9136 seeks to introduce competition in the sale of electricity to end-users by giving customers choices in terms of their retail supplier. In the next three years, the power industry will undergo major changes brought about by RA 9136 or the Power Reform Law. Some salient features of the law are (a) reduction of 30 centavos per kilowatthour which were reflected in the electric bills of residential customers starting August 2001 (b) unbundle billings to be done within six months from the law's effectivity (c) give gradual relief to customers burdened by subsidies over a three year period and (d) charge a lifeline rate (below cost) to marginalized end-users, at a level to be determined by the Energy Regulatory Commission. Meralco's management believes that RA 9136 will be positive for Meralco primarily because it is likely to result in decreased purchased power costs, and consequently, decreased electricity rates, thereby stimulating demand.

6. **Liquidity and Capital Resources**. To date, the Parent Company has met its capital expenditure requirements primarily from cash flow from operations, and proceeds of long-term borrowings that are primarily foreign-currency denominated. Parent company's total long-term debt as of March 31, 2003 (including the current portion) was ₱26.98 billion, of which ₱3.46 billion was denominated in pesos and the equivalent of ₱23.51 billion of which was denominated in foreign currencies, primarily U.S. dollars. The Company anticipates that capital expenditure will be the most significant use of funds for the next several years.

In order to meet its future working capital and other capital requirements, the Company intends to continue to rely primarily upon net cash provided by operating activities, borrowings from financial institutions and the consolidated rate petitions, which as of this writing the Motion for Reconsideration is still pending resolution by the ERC.. Meralco's ability to incur long-term debt in the future is subject to a variety of uncertainties, including economic, political and other conditions in the Philippines. In addition, Meralco's ability to incur debt will also be affected by the Government's policies relating to foreign currency borrowings, the liquidity of the Philippine capital markets, Meralco's operating results and financial condition, and restrictions under its current debt agreements.

The recent credit rating made by Standard & Poor's which downgraded Meralco's foreign currency rating to "CCC" from "B-" will put further pressure on the company's liquidity position. The negative outlook reflects Meralco's impaired access to the financial markets and tight liquidity position. Failure to negotiate a favorable agreement with creditors or obtain a rate increase could increase the likelihood of a default and result in a further lowering of the company's corporate rating. A favorable resolution in regards to the Parent Company's short term obligations to creditors, the company's "Motion for

Reconsideration " with the ERC, and a final implementation scheme for the customer refund mandated by the Supreme Court, however, could alleviate liquidity pressures and stabilize the company's corporate rating at the current level.

The following table shows our consolidated cash flows for the three months ended March 31, 2002 and 2002 (unaudited) as well as consolidated other financial data also as of March 31, 2003 and 2002 (unaudited).

	Consolidated 3-months ended March 31	
	2003	2002
Cash Flows		
Net cash provided by operating activities	(4,912)	2,966
Net cash used in investing activities	1,926	(967)
Net cash provided by financing activities	1,313	1,282
Other Financial Data		
Utility plant and others – net	76,863	75,954
Other property and equipment	15,134	15,144
Cash and cash investments	5,159	6,247
Investments and advances	3,464	1,538
Total assets	154,294	147,643

7. **Customers' Deposits.** Meter deposits cover 50% of the cost of the metering equipment while the service deposits secure payment of the monthly bills for electricity consumption and is equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, at the customer's request only upon termination of the contract, provided that the metering equipment is returned in good condition and all account in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceeds the customer's current monthly bills, a refund can also be made upon the customer's request. Meters and service deposits earn interest at 6% per annum. In 1995, the then ERB amended the provisions of the standard rules and regulations governing electric utilities, which includes, among others, increasing the interest rate of these deposits from 6% to 10%. Meralco has contested, among other provisions, the increase in the interest rate.

Summary of Parent Company's customers' deposit:

	Parent Company	
	Mar. 2003	Mar 2002
Meter and service deposits-net of current Portion	9,119	8,074
Interests on meter and service deposits – Net of current portion	3,136	3,980

Advance payment received from a Customer	-	804

Section 43 of the Corporation Code "Stock corporations are prohibited from retaining surplus profits in excess of one hundred (100%) percent of their paid-in capital stock, except:"

The pertinent provision of Section 43 of the Corporation Code provides that:

> Stock corporations are prohibited from retaining surplus profits in excess of one hundred percent (100%) of their paid-in capital stock except (1) when justified by definite corporate expansion projects or programs approved by the board of directors; or (2) when prohibited under any loan agreement with any financial institution or creditor, whether local or foreign, from declaring dividends without its/his consent, and such consent has not yet been secured; or <u>(3) when it can be clearly shown that such retention is necessary under special circumstances obtaining in the corporation, such as when there is a need for special reserve for probable contingencies</u> (underscoring ours).

- Given the delay incurred by the Company in securing a rate adjustment (ERC Case No. 2001-646) and the unbundling petition (ERC Case No. 2001-900) from the Energy Regulatory Commission which has remained pending before said regulator in spite of the Company's repeated pleas of the urgency of such rate adjustment, Meralco's management had deemed it prudent not to declare dividends or appropriate such amounts from its retained earnings to comply with the limitations set forth in Section 43 of the Corporation Code. However, on March 20 2003, the ERC promulgated its Decision on the consolidated rate petitions. According to the Decision, the ERC granted the Parent Company an Overall Average Tariff Adjustment (OATA) of P0.054 per kwh, compared to Meralco's February 2003 effective selling price of P5.4040 per kwh, not including adjustments due to the CERA and the franchise tax. On April 9, 2003, the Parent Company filed a Motion for Reconsideration with the ERC. Up to this writing, the Company is awaiting the decision on its filed Motion for Reconsideration.

- The situation under the Company is operating in as described above, leaves management no choice but to conserve the Company's resources to mitigate the effects of any further delay in Meralco's rate adjustment petition and ensure its continued viability.

- It is clear that present circumstances under the exception cited in Section 43 of the Corporation Code apply to Meralco.

EXPLANATORY COMMENTS ABOUT THE SEASONALITY OR CYCLICALITY OF INTERIM OPERATIONS

The Company's business evidences seasonality on both quarterly and six-month basis. The second and particularly the third quarters are periods of greater electricity demand. Principally, the first, and to a lesser extent, the fourth quarters are periods of comparatively reduced demand from Meralco's customers because of cooler temperatures and the reduction of inventory by commercial and industrial customers. Because there are usually significant reductions in demand during the first quarter, the revenues for the first six months of a year tend to be lower than for the second six months of a year. The Company's commercial and industrial customers generally increase inventories during third quarter and accordingly, a disproportionate amount of the Company's revenues occur in the second half of the year

The following table sets forth Meralco's sales in gWh.

	2003	2002
Quarterly Sales		
First Quarter	5,470.5	5,007.0
Second Quarter	-	5,948.0
Third Quarter	-	5,931.4
Fourth Quarter	-	5,936.0

The nature and amount of changes in estimates of amounts reported in prior interim periods of the current financial year or changes in estimates of amounts reported in prior financial years, if those changes have a material effect in the current interim period.

The impact of the Supreme Court ruling with finality to rollback the **distribution rate** by 16.7 centavos per kilowatt-hour and the booked refund to customers from February 1994 to December 2002 amounting to P27.8 billion will greatly affect our cash flows and the Parent Company has no recourse but to scale down the budgeted capital expenditures for the year 2003 from ₱6.7 billion to approximately ₱4.5 billion.

Issuances, repurchases, and repayments of debt and equity securities;

Issuances = None
Repurchases = None

The estimated schedule of repayments of long-term debt of the Parent Company is as follows:

(In Millions)

	In Original Currency			
Year	US Dollar	Jap Yen	Deutschmark	Peso
2003	78	1,011	6	286
2004	99	1,011	6	1,305
2005	76	1,011	4	1,815
2006	13	1,011	-	124
2007 thereafter	88	4,046	-	6

Material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period;

1. Franchise Renewal

The Senate approved on second reading on March 17, 2003 a consolidated 25-year franchise for Meralco. House Bill No. 4451, an act granting the country's largest power distributor a franchise to construct, operate and maintain a distribution system for the conveyance of electric power to end-users in Metro Manila and nearby provinces, was approved without revision. Under RA 9136, Congress has the exclusive power to grant electric distribution franchises, repealing Sec. 43 of the Presidential Decree 269, which delegated franchising powers to the National Electrification Commission.

Since the bill is not a Malacanang-certified measure, its third and final reading approval is expected on March 20, 2003. Meralco's franchise in Metro Manila will expire on March 23. Others have lapsed and two others will expire later this year and early 2004. Senator Arroyo, in sponsoring the franchise application in October last year, said Congress has no other alternative but to approve the franchise since no firm has come forward to provide distribution services to 70% of the Luzon grid.

The Senate Bill – adopting the version endorsed by the House of Representatives – calls for the consolidation of Meralco's 50 existing franchises under a single "mega-franchise". This "collection of franchises" involves the right to retail electricity to more than three million commercial, industrial and residential customers in Metro Manila, Bulacan, Laguna, Cavite, Pampanga, Batangas and Quezon

On March 24, 2003, the ERC, in its Orders issued in ERC Cases No 2003-129 to 139, granted the Parent Company a Provisional Authority to operate electric services in the Cities of Manila, San Juan, Las Pinas, Quezon, Malabon, Makati, Caloocan, Pasay, Mandaluyong and Paranaque and the Municipality of Navotas. The Parent Company filed its application for the issuance of new Certificates of Public Convenience and Necessity (CPCN) for these areas on March 21, 2003 since their CPCN covering the aforementioned cities and municipality expired on March 24, 2003.

On April 25, 2003. The Speaker of the House signed final version of the Bill in a ceremony with out Chairman of the Board and other Meralco executives and on May 8, 2003, the Senate President signed the said House Bill 4451 and is now with the Presidential Legislative Liaison Office for President Gloria Macapagal Arroyo's signature.

2. **Pending Rate Applications with ERC**

On March 20, 2003, the Energy Regulatory Commission (ERC) has approved a ₱0.054 centavos per kilowatthour (kwh) overall average tariff increase on the Meralco's unbundled electricity rate. This is way below the ₱1.12 per kwh unbundling rate petition filed on December 26, 2001. The approved unbundling rate excludes the ₱0.0875 centavos per kwh increase also to be imposed by Meralco on its customers to recover its deferred purchased power adjustment (PPA). The deferred PPA, amounting to a total of ₱5.7 billion, will be recovered by Meralco within three years.

In a filing dated March 31, 2003, the Parent Company manifested that its computations and simulations showed that the unbundled rates approved by the ERC will not result in the OATA mentioned by the Decision nor the WATA found in the ERC's press statement. The Parent Company also said in its manifestation that it disagreed with a number of the findings, conclusions, and dispositions of the ERC in its Decision.

On April 9, 2003, the Parent Company filed a Motion for Reconsideration with the ERC. It respectfully prayed that ERC reconsider its March 20, 2003 Decision principally by: (a) allowing the recovery of income tax as a reasonable cost, or, in the alternative applying a rate of return based on the Weighted Average Cost of Capital (WACC) of the Parent Company; (b) allowing purchased power as part of two months working capital; (c) increasing the 9.5% system loss cap by 1.11%, which corresponds to sub-transmission losses, and Parent Company use allowance from 0.25% to 0.40%; and (d) recalculating the CERA I to preserve the revenue-neutrality of the entire CERA, among others. **As of April 25, the Motion is still pending resolution by the ERC.**

2. Purchased Power Adjustment (PPA)

The Energy Regulatory Commission (ERC) primer defines the PPA as "an automatic cost recovery mechanism that is intended to reflect changes in the cost of power purchased from power producers".

"...When the current price of electricity bought from power producers (or from NPC for distribution utilities) increases from what was considered in the utilities' basic rate, an upward adjustment in the PPA takes place. On the other hand, when the cost of electricity bought from the private producers falls below the level reflected in the basic rate, there is a corresponding decrease in the PPA.""

The PPA is being used by distribution utilities to recover costs of purchased power and pay the generators for the additional expense incurred in producing electricity not covered by the basic rate or charge.

If the PPA is scrapped, the distribution utilities will not be able to meet payments for purchased power from the generators. This may cause IPPs to stop operations, which could result to another power crisis.

On May 7, 2002, the Energy Regulatory Commission (ERC) ordered Meralco to stop collecting the PPA. The ERC's cease and desist order, dated April 30, enjoined Meralco from automatically including the "over(under) recoveries in the PPA computation and to submit in writing the basis of the computations of its under-recoveries. Meralco complied with the order and bills of all Meralco customers in July reflected a credit adjustment corresponding to the reduction of the PPA rate for May 2002 from P3.30 per kwh to P2.80 per kwh effective June 13, 2002. The 50-centavo reduction corresponds to the deferred PPA component of the May 2002 PPA.

On the other hand, Napocor lowered to 40 centavos per kwh effective May 8, 2002, its Purchased Power Cost Adjustment (PPCA) which is part of its monthly bill to Meralco. But its other charges to Meralco increased, for a net reduction of 36 centavos per kwh. Meralco's IPPs (independent power producers) were allowed by Napocor to run at better levels for a decrease of 40 centavos. The more Meralco is allowed by Napocor to buy power from its IPPs, the lower the PPA.

On December 19, 2002, the ERC lifted the "Cease and Desist Order" although it also ordered that of the P9.3B claimed by the Parent Company, only P7.3B should be classified as deferred PPA. Of the P7.3B, the P1.5B pertaining to the Transmission Line Fee is still under regulatory evaluation. In ERC's March 20, 2003 Decision on the rate unbundling petition, the Parent Company was

authorized to recover the deferred PPA of P5.8B through its rates, by an amount equivalent to 8.75 centavos per kilowatt-hour over a period of three (3) years. The Parent Company began collecting the said amount starting its April 2003 billing cycle.

3. Refund Case (SC Decision on April 30, 2003)

On February 16, 1998, the then ERB, in ERB Case No. 93-118, rendered a decision ordering the Parent Company to refund its customers ₱0.167 per kilowatt-hour starting with the Parent Company's billing cycles beginning February 1994 until its billing cycles beginning February 1998, or correspondingly credit the same, in favor of the customers, against their future consumption. The then ERB's decision superseded and modified the provisional relief of ₱0.184 per kilowatt-hour that the then ERB granted to the Parent Company on January 28, 1994.

The then ERB claimed that the Parent Company had exceeded the maximum allowable rate of return on rate base (RORB) of 12%. In computing for the Parent Company's rate of return, the then ERB disallowed, among others, income tax as a part of the operating expenses and computed for the rate base using a method opposed to the average method as practiced by the Parent Company.

The Parent Company questioned the then ERB's decision through a Petition for Review before the Court of Appeals (CA). On February 26, 1999, the CA rendered a decision setting aside the aforementioned then ERB decision insofar as it directed the Parent Company to reduce its rates and effect a refund to its customers. The CA likewise denied a motion for reconsideration filed by the then ERB.

On February 21, 2000, the Parent Company received a copy of a petition filed with the Supreme Court by the Republic of the Philippines represented by the then ERB questioning the aforesaid decision of the CA. A similar petition filed by the Lawyers Against Monopoly and Poverty (LAMP) was received by the Parent Company on March 22, 2000. Comments on the said petitions were filed by the Parent Company on May 24, 2000 and October 30, 2000, respectively.

On January 30, 2001, the Parent Company received Replies to Comment from both petitioners.

On November 15, 2002, the Third Division of the Supreme Court (SC) rendered a decision reversing the CA decision; correlatively, the SC decision affirmed the then ERB's directive that the Parent Company refund its customers ₱0.167 per kilowatt-hour starting with the Parent Company's billing cycles beginning February 1994 or correspondingly credit the same against future consumption. The SC sustained the then ERB's disallowance of income tax as an operating expense and the method of computing the rate base, which results in the Parent Company exceeding the maximum allowed RORB of 12%.

On December 5, 2002, the Parent Company filed a Motion for Reconsideration with the SC. The motion is based mainly on the following grounds:

(1) the disallowance of income tax is contrary to jurisprudence, particularly to the decision in the Galveston and subsequent cases, which became part of our laws and jurisprudence when the Philippines adopted the Public Service Act from American public utility laws; it likewise runs counter to earlier decisions of the then ERB itself;

(2) the decision modifies SC decisions recognizing 12% as the reasonable RORB a utility company is entitled to. If income tax is disallowed for rate making then the RORB will be reduced to about 8%;

(3) the decision disregards the method of computing the rate base which had been previously affirmed by the SC itself; and

(4) even the successor of the then ERB, the ERC, adheres to the principle that income tax is part of operating expenses as set forth in the Uniform Filing Requirements (UFR), which embody the detailed guidelines to be followed with respect to the rate unbundling applications filed in December 2001.

The Parent Company received on December 27, 2002 a copy of a "Motion for Admission of Study on Income Tax as Operating Expenses in Determining the Rate of Return on Rate Base of Public Utilities," with the Study attached, which Atty. Antonio M. Meer, a former practitioner in the field of Public Service Law, filed with the SC. The Study, together with a sequel thereof, which was likewise filed with the SC, confirmed the position of the Parent Company that income tax should be considered as an expense for rate computation.

On January 27, 2003, the Parent Company filed with the SC a motion seeking the referral of the case to the SC en banc. The motion was denied by the SC in a resolution which the Parent Company received on March 17, 2003. The Parent Company filed a Motion for Reconsideration of this resolution on April 1, 2003.

The ERC and the LAMP were required to comment on the Motion for Reconsideration. The Parent Company received a copy of the LAMP Comment on March 3, 2003.

On the other hand, the Office of the Solicitor General (OSG) filed with the SC on March 7, 2003 a comment on the aforesaid Motion for Reconsideration. The OSG incorporated in the said comment a reply prepared by the ERC which reflects a reversal of the position of the then ERB. The ERC submits the view that income taxes, though not operating expenses, are nevertheless reasonable costs that are allowed to be recovered from the rates of a utility company. The ERC further expressed its conformity with the Parent Company's argument that if income tax is not to be recovered, then the 12% RORB found by the Supreme Court to be reasonable would have been reduced to about 8%. The OSG nevertheless propounded in the same comment its own views, which essentially are arguments in opposition to the Motion for Reconsideration of the Parent Company.

The Parent Company has not provided for the loss resulting from the refund ordered in the SC decision. The Parent Company maintains that it was only complying with then ERB's Order as when it effected the provisional rate increase in 1994 and, as such, it

should not be ordered to refund the increase in rate without violating its constitutional rights against undue deprivation of property. The comment of the ERC, which is a complete reversal of the then ERB Decision affirmed the Parent Company's position and consequently, strengthened its case. Thus, it is reasonable to expect that the SC will reconsider its November 15, 2002 decision and it will uphold the Parent Company's position.

Another important point raised in the Parent Company's Motion for Reconsideration is that the dispositive portion of the SC decision with respect to the amount of refund should, at least be modified. It explains that assuming the rollback of the ₱0.167 per kilowatt-hour is upheld, the amount is applicable only for the period February 1, 1994 to January 31, 1995, as shown by the computation made by the then ERB itself. Yearly, the variables used in the return on rate base formula changes. Thus, the formula should be applied in accordance with the actual figures each year for said variables, i.e., the revenue and the rate base.

The Motion for Reconsideration was denied by the Third Division of the SC in its resolution dated April 10, 2003. On the basis of the separate opinion rendered by Justice Artemio V. Panganiban, one of the five justices composing the Third Division of the SC, who observed that the case should be heard *en banc*, with oral arguments.

On April 30, 2003, the SC denied Meralco's "Urgent Motion for Consideration by the Supreme Court en banc" making the decision final and executory. On the same day, the Parent Company recognized the liability to refund customers by setting up the liability accounts and reducing the Retained Earnings account by the amount of refund as of end December 31, 2002, net of tax benefits. Meralco also effected a rollback of distribution rates for January 1, 2003 to March 31, 2003 by 16.7 centavos per kwh.

On May 12, 2003, the ERC ordered Meralco to proceed with the initial phase that will benefit the company's marginal customers. In its order, the ERC directed the Parent Company to give a one-time refund starting June 5, 2003 to its customers within the 1 – 100 kWh monthly consumption bracket.

Various Highlights of the Quarter

- The Meralco centennial commemorative stamp was launched on January 31 showing the *tranvia* or electric streetcar, which symbolized the earliest years of Meralco.

- Toll-free access to company hotline 16211 was made available to provincial customers in Cavite and Laguna for reporting power supply and billing problems. The toll-free project will be replicated in other provinces, depending on the results of the pilot run in the two areas.

- Meralco's Substation together with Substation Process Management and Telecommunications Office earned the ISO Certification, given by the Anglo Japanese American (AJA) Registrars, Inc., a certifying body accredited under the United Kingdom Accreditation Scheme.

The effect of changes in the composition of the issuer during the interim period, including business combinations, acquisition or disposal of subsidiaries and long-term investments, restructuring, and discontinuing operations; and,

No changes has been made during the interim period.

Changes in contingent liabilities or contingent assets since the last annual balance sheet date.

The contingent liability for the Supreme Court Case on December 31, 2002 is now a liability. Of the total P30.1B to be refunded, ₱3.1 billion is recorded as current liability and ₱27.0 billion as a deferred/long-term liability.

Management's Discussion and Analysis (MDA) of Financial Condition and Results of Operations (Part III, Par. (A)(2)(b).

Discussion and analysis of material event/s and uncertainties known to management that would address the past and would have an impact on future operations of the following:

a. Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales/revenues/income from continuing operations.

1) **Republic Act 9136**. The Electric Power Industry Reform Act of 2001 or Republic Act 9136 took effect on June 26, 2001. The law restructures and deregulates the electric power industry, ending Meralco's monopoly in electricity supply in its franchise. RA 9136 seeks to introduce competition in the sale of electricity to end-users by giving customers choices in terms of their retail supplier. In the next three years, the power industry will undergo major changes brought about by RA 9136 or the Power Reform Law. Some salient features of the law are (a) reduction of 30 centavos per kilowatthour which were reflected in the electric bills of residential customers starting August 2001 (b) unbundle billings to be done within six months from the law's effectivity (c) give gradual relief to customers burdened by subsidies over a three year period and (d) charge a lifeline rate (below cost) to marginalized end-users, at a level to be determined by the Energy Regulatory Commission. **Meralco's management believes that RA 9136 will be positive for Meralco primarily because it is likely to result in decreased purchased power costs, and consequently, decreased electricity rates, thereby stimulating demand.**

2) **Exchange Rates**. Substantially all of the Company's long-term debt is denominated in U. S dollars and other foreign currencies. Accordingly, the further devaluation of the peso has resulted in a substantial increase in the Company's outstanding debt and debt service costs as reported in pesos in the financial statements. The Company recovers increases in its principal repayments of foreign currency denominated debt beyond the ERB approved base exchange rate of P27.772 to US$1.00 (but not increases in interest charges) due to Peso depreciation pursuant to CERA. The foreign exchange loss associated with interest payments is reflected in the Company's financial statements under "interest and other financial charges". In addition, a substantial portion of the Company's capital expenditure has been, and is expected to continue to be, denominated in foreign currencies. In March 2000, the Accounting Standards Council issued Exposure Draft (ED) No. 37, "The Effects of Changes in Foreign Exchange Rates (revised)," which will eliminate the deferral of foreign exchange

differentials but will allow the capitalization of foreign exchange differentials only under modified conditions effective January 2002. The Company's practice has been to capitalize foreign exchange losses arising from foreign currency denominated loans. **Management believes that adoption of ED No. 37 will not have a material effect on the Company's financial position, results of operations and cash flow since the ERC has allowed the Parent Company to recover foreign exchange losses on its foreign currency denominated loans through adjustments in customers' bills as resolved under ERB Case No. 87-330-CERAII.**

3) **Franchise Renewal**. The Committee on Legislative Franchises of the Lower House approved in principle House Bill 4239 that seeks to grant Meralco a 25-year consolidated franchise. House Bill 4239 which was approved during the committee's third hearing on February 13, is still subject to changes in style and certain amendments. The bill will undergo a second and third reading at the Plenary Session. Under RA 9136 Congress has the exclusive power to grant franchises, repealing Sec. 43 of Presidential Decree 269 which delegated Congress' franchising powers to the National Electrification Committee. Meralco management is hoping for the approval of the franchise renewal before the year ends.

On October 23, 2002, the Committee on Public Services recommended the adoption of House Bill 4451, on Meralco's application for a consolidated 25-year franchise grant. Chaired by Sen., Joker Arroyo, the Committee recommended the adoption of the House Bill en toto.

Eight of the Committee's 14 regular and ex-officio members signed the Committee Report. After Senator Arroyo's sponsorship of Meralco's franchise application, consideration of the measure was suspended and interpellation on the floor deferred to when Congress resumes sessions on the week of November 11, 2002.

The Senate approved on second reading on March 17, 2003 a consolidated 25-year franchise for Meralco. House Bill No. 4451, an act granting the country's largest power distributor a franchise to construct, operate and maintain a distribution system for the conveyance of electric power to end-users in Metro Manila and nearby provinces, was approved without revision. Under RA 9136, Congress has the exclusive power to grant electric distribution franchises, repealing Sec. 43 of the Presidential Decree 269, which delegated franchising powers to the National Electrification Commission.

Since the bill is not a Malacanang-certified measure, its third and final reading approval is expected on March 20, 2003. Meralco's franchise in Metro Manila will expire on March 23. Others have lapsed and two others will expire later this year and early 2004. Senator Arroyo, in sponsoring the franchise

application in October last year, said Congress has no other alternative but to approve the franchise since no firm has come forward to provide distribution services to 70% of the Luzon grid.

The Senate Bill – adopting the version endorsed by the House of Representatives – calls for the consolidation of Meralco's 50 existing franchises under a single "mega-franchise". This "collection of franchises" involves the right to retail electricity to more than three million commercial, industrial and residential customers in Metro Manila, Bulacan, Laguna, Cavite, Pampanga, Batangas and Quezon

On March 24, 2003, the ERC, in its Orders issued in ERC Cases No 2003-129 to 139, granted the Parent Company a Provisional Authority to operate electric services in the Cities of Manila, San Juan, Las Pinas, Quezon, Malabon, Makati, Caloocan, Pasay, Mandaluyong and Paranaque and the Municipality of Navotas. The Parent Company filed its application for the issuance of new Certificates of Public Convenience and Necessity (CPCN) for these areas on March 21, 2003 since their CPCN covering the aforementioned cities and municipality expired on March 24, 2003.

On April 25, 2003. The Speaker of the House signed final version of the Bill in a ceremony with out Chairman of the Board and other Meralco executives and on May 8, 2003, the Senate President signed the said House Bill 4451 and is now with the Presidential Legislative Liaison Office for President Gloria Macapagal Arroyo's signature.

4) **Pending Rate Application**. Meralco's last increase in its **Basic Distribution Charge** was in February 1994 or eight years ago. The increases in customers' bills through the years were due mainly to increases in Purchased Power Cost or PPC (from the Napocor and other suppliers) which is revenue neutral to Meralco. From ₱1.87/kwh in 1993, Purchased Power Cost has escalated to ₱4.22/kWh in 2001.

The ERC issued its Decision on March 20, 2003 on the consolidated rate petitions. According to the Decision, the ERC granted the Parent Company an Overall Average Tariff Adjustments (OATA) of P0.054 per kwh, compared to Meralco's February 2003 effective selling price of P5.4040 per kwh, not including adjustments due to the Currency Exchange Adjustment (CERA) and the franchise tax. In a filing dated March 31, 2003, the Parent Company manifested that its computations and simulations showed that the unbundled rates approved by the ERC will not result in the OATA mentioned by the Decision.

On April 9, 2003, the Parent Company filed a Motion for Reconsideration with the ERC. It respectfully prayed that ERC reconsider its March 20, 2003 decision principally by: (a) allowing the recovery of income tax as a reasonable

cost or, in the alternative, applying a rate of return based on the Weighted Average Cost of Capital (WACC) of the Parent Company; (b) allowing purchased power as part of two months working capital; (c) increasing the 9.5% system loss cap by 1.11% which corresponds to sub-transmission losses, and Parent Company use allowance from 0.25% to 0.40%; and (d) recalculating the CERA I to preserve the revenue-neutrality of the entire CERA, among others.

On March 20, 2003, the Energy Regulatory Commission (ERC) has approved a ₱0.054 centavos per kilowatthour (kwh) overall average tariff increase on the Meralco's unbundled electricity rate. This is way below the ₱1.12 per kwh unbundling rate petition filed on December 26, 2001. The approved unbundling rate excludes the ₱0.0875 centavos per kwh increase also to be imposed by Meralco on its customers to recover its deferred purchased power adjustment (PPA). The deferred PPA, amounting to a total of ₱5.7 billion, will be recovered by Meralco within three years.

In a filing dated March 31, 2003, the Parent Company manifested that its computations and simulations showed that the unbundled rates approved by the ERC will not result in the OATA mentioned by the Decision nor the WATA found in the ERC's press statement. The Parent Company also said in its manifestation that it disagreed with a number of the findings, conclusions, and dispositions of the ERC in its Decision.

On April 9, 2003, the Parent Company filed a Motion for Reconsideration with the ERC. It respectfully prayed that ERC reconsider its March 20, 2003 Decision principally by: (a) allowing the recovery of income tax as a reasonable cost, or, in the alternative applying a rate of return based on the Weighted Average Cost of Capital (WACC) of the Parent Company; (b) allowing purchased power as part of two months working capital; (c) increasing the 9.5% system loss cap by 1.11%, which corresponds to sub-transmission losses, and Parent Company use allowance from 0.25% to 0.40%; and (d) recalculating the CERA I to preserve the revenue-neutrality of the entire CERA, among others. **As of April 25, the Motion is still pending resolution by the ERC.**

5) **Financial Covenants**. Our debt instruments contain restrictive covenants and require the Company to comply with specified financial ratios and other financial tests at relevant measurement dates, principally at the end of quarterly periods.

The financial tests under our debt instruments, include maintaining a positive tangible net worth and compliance with the following ratios:

Unsecured Loans:

- Current ratio on a non-consolidated basis, shall not be less than 1 : 1
- Debt Service Coverage Ratio on a non-consolidated basis, shall not be less than 1.3 : 1

- Interest Coverage Ratio on a non-consolidated basis, shall not be less than 3 : 1
- Debt to Equity Ratio (Historical Value) on a non-consolidated basis, shall not be more than 3 : 1
- Fixed Charged Coverage Ratio on a non-consolidated basis, minimum is 3 : 1.

- Debt to Net Tangible Assets Ratio on a non-consolidated basis, maximum is .5 : 1
- Secured Debt to Net Tangible Assets Ratio on a non-consolidated basis, maximum is .4 : 1.

Secured Loans:

- Return on Rate Base (RORB) on a non-consolidated basis, should not be less than 8%
- Self – Financing Ratio on a non-consolidated basis should not be less than 20% and
- Debt Service Ratio on a non-consolidated basis should not be less than 1.3 : 1

The principal factors that can negatively affect our ability to comply with these financial ratios are depreciation of the peso to the U.S. dollar, the long overdue rate increase still pending with ERC, and the effect of the Supreme Court ruling with finality to rollback the distribution rate by 16.7 centavos per kilowatthour and the customers' refund amounting to P27.8 billion.

To date, due to the negative factors mentioned above, which adversely affect our financials, some of our financial ratios, were not complied with as set forth in the Loan Agreement.

The recent credit rating made by Standard & Poor's which downgraded Meralco's foreign currency rating to "CCC" from "B-" will put further pressure on the company's liquidity position. The negative outlook reflects Meralco's impaired access to the financial markets and tight liquidity position. Failure to negotiate a favorable agreement with creditors or obtain a rate increase could increase the likelihood of a default and result in a further lowering of the company's corporate rating. A favorable resolution in regards to the Parent Company's short term obligations to creditors, the company's "Motion for Reconsideration " with the ERC, and a final implementation scheme for the customer refund mandated by the Supreme Court, however, could alleviate liquidity pressures and stabilize the company's corporate rating at the current level.

2. Any significant elements of income or loss that did not arise from the issuer's continuing operations.

For the first quarter of 2003, the company is operating under normal business conditions, and no elements of income or loss that did not arise from the continuing operations, except for the net effect of the Supreme Court's ruling with finality to rollback the Parent Company's "distribution rate" by 16.7 centavos per kwh and the refund issue which amounts to approximately P29B, which greatly affect the company's financials.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three Months Ended March 31, 2003 compared to Three Months Ended March 31, 2002

- The Parent Company's total kilowatthour sales volume for the first quarter 2003 reached 5,470.5M kWh, increasing by 9.3 percent from the 5,006.98M kwh sold for the same period in 2002..

  Sales to residential customers grew the strongest at 11.6 percent, followed by commercial and industrial sales at 9.8 percent and 5.9 percent, respectively. Sales to streetlights showed a modest increase of 2.9 percent.

- Reflecting the mandated 16.7 centavo reduction per kwh on our basic rates, the Parent Company achieved operating revenues of ₱31.2 billion for the quarter ended March 31, 2003, an increase of 7.1 percent from last year's ₱29.1B. This was due to an increase in volume sales, and increases in the purchased power cost and CERA revenues. On the other hand, consolidated operating revenues during the same period of 2003 amounted to P31.9 billion, representing an increase of 7.5% compared to 2002's P29.6 billion.

- Consolidated operating expenses went up by 10.3 percent to ₱31.1 billion in 2003 from ₱28.2 billion in 2002, primarily due to the increase in purchased power volume, operations and maintenance expenses, depreciation and amortization, as well as an increase in franchise taxes, which is revenue dependent.

- Parent Company's purchased power cost for the said three months increased by 10% from ₱23.9 billion in 2002 to ₱26.3 billion in 2003 due to the higher demand for the quarter.

- Consolidated operating income for the quarter went down 46.0 percent from P1.5 B in 2002 to P803 million in 2003 due to the net effect of the 16.7 centavo rate reduction.

- Depreciation and amortization charges increased as the Company's assets were restated to a more reasonable current appraised value. Total consolidated depreciation and amortization expense increased by 8.1% from ₱1.2 billion in 2002 to ₱1.3 billion in 2003. For financial reporting purposes, depreciation is computed based on the carrying values of the utility plant using the straight-line functional group method over the estimated useful lives of the properties ranging from 5 to 50 years. For income tax purposes, depreciation is computed based on cost using the double declining balance method.

- Consolidated net interest and other financial charges increased by 11.5 percent, from ₱754 million in 2002 to ₱841 million in 2003. The increase could be attributed to the higher interest rates coupled with the fluctuation of the peso against the US dollar. Principal payments on long-term debt amounted to ₱104 million in 2002 and ₱178 million in 2003, respectively.

- Capital expenditures of the Parent Company for the first quarter of 2003 amounted to ₱1.43 billion, up by 24.3 percent from the 2002 level of ₱1.15 billion of which P1.33 billion or 93 percent was spent for electric system projects. The balance was spent for non-electric projects and other capitalized items.

- Cash dividends paid out to preferred stockholders amounted to ₱17.59 million and ₱17.36 million for the first quarter of 2003 and 2002, respectively. As for common stock, no dividends has been declared for the period under review.

- Basic Earnings(Loss) Per Common Share (excluding depreciation on appraisal increase) for the period under review went down by 174 percent, from ₱0.19 in 2002 to (₱0.14) in 2003.

- A total of 29,642 new customers were added to the Parent Company's (Meralco) customer base as of end of March 2003, bringing the total number of customers to 3,954,411. This represents an increase of 0.76 percent from the December 31, 2002 count of 3,924,769.

- As of March 31, 2003, Parent Company's total regular employee count is 5,937, compared to the same period of last year of 5,997.

A) MANAGEMENT'S DISCUSSION Re: MATERIAL CHANGES ON THE LINE-BY-LINE ITEMS OF THE COMPANY'S CONSOLIDATED BALANCE SHEET

Three Months Ended March 31, 2003 compared to Three Months Ended March 31, 2002

- Consolidated utility plant and others - net increased by P909 million or a minimal 1.2% to ₱76.9 billion as of March 31, 2003 from ₱75.95 billion during the same period in 2002, mainly due to the additions booked on the first quarter of 2003.

- Consolidated investments and advances, however, increased by ₱1.9 billion from ₱1.5 billion in March 2002 to ₱3.5 billion in March 2003, due primarily to the additional investments provided by the Parent Company to various affiliates and subsidiaries.

- Land and Development, which is an affiliate account increased slightly by 8.4% for the three months ended March 31, from ₱1.4 billion in 2002 to ₱1.6 billion in March 31, 2003. Subdivided and unsubdivided land of a subsidiary are carried at cost. Expenditures for development and improvements of subdivided land are capitalized as part of the cost of the land. Interest costs are capitalized while development is in progress.

- Consolidated cash and cash investments however, decreased by ₱1.1 billion or 17.4 percent, from ₱6.2 billion in March 2002 to ₱5.2 billion in March 2003 mainly due to increases in both operating and nonoperating expenses.

- Notes and customers' accounts (net of allowance for doubtful accounts) during the three months of 2003 increased by 18 percent from ₱17.8 billion in March 2002 to ₱21.1 billion in March 2003 on account of higher sales volume.

- Other receivables for the three months ended March 31, 2003, however, decreased by mere 3.3% as compared to the period ended March 2002 from ₱1.76 billion to ₱1.7 billion.

- Allowance for doubtful accounts amounted to ₱1.6 billion for the three months ended March 31, 2003 as compared to ₱1.3 billion in March 2002 or an increase of 18.8 percent, due to higher provision for write-off of accounts receivable.

A) MANAGEMENT'S DISCUSSION Re: MATERIAL CHANGES ON THE LINE-BY-LINE ITEMS OF THE COMPANY'S CONSOLIDATED BALANCE SHEET

Three Months Ended March 31, 2003 compared to Three Months Ended March 31, 2002

- Consolidated materials and supplies as of March 31, 2003 decreased by 38.1% to ₱1.8 billion from ₱2.9 billion in 2002, due to slow down in capital expenditures brought about by the increasing forex rates and the cost of borrowings, coupled by reduction of Parent Company's ***basic rates by 16.7 centavos***. Materials are stated at moving average cost or market, whichever is lower.

- Consolidated deferred debits and other assets for the three months ended March 31, 2003, however, increased by 5.4% to ₱24.1 billion in 2003 from ₱22.8 billion in 2002, mainly due to increases in foreign exchange adjustments (forex), various deferred charges, miscellaneous work in progress and other related accounts.

- Proceeds from issuances of preferred stock increased by P59 million, thereby increasing the Preferred Stock by 5.3 percent, from P880 million in 2002 to P927 million in 2003.

- Subscriptions receivable, common stock decreased by 66.3%, from ₱169 million to ₱57 million, due to the collections from employees who availed of Employee Stock Option Plan.

- Reflecting the 16.7 centavo reduction on our basic rates for the period from February 1994 to December 2002 amounting to ₱27.8 billion, the Parent Company's Unappropriated Retained Earnings as of the three months ended March 31, 2003 **decreased by 187.8 percent** compared to March 31, 2002. The adjustment was in compliance with Supreme Court's decision ruling in finality in ERB Case No. 93-118.

- Liabilities to reflect the refund were recognized. Customers' Refund – Current amounted to ₱3.06 billion while Customers' Refund – Noncurrent amounted to ₱27.0 billion.

- Consolidated long-term debt – net of current portion decreased by 15.4%, from ₱28.8 billion in March 31, 2002 to ₱24.4 billion in March 31, 2003 due to the effect of the principal amortization transferred to current portion of long-term debt.

- Consolidated Notes Payable also decreased by 18.1 percent, from ₱8.6 billion to ₱7.0 billion, due to the retirement of parent company's short-term loans.

- Consolidated Accounts Payable, however, increased by ₱2.9 billion from ₱12.2 billion in March 31, 2002 to ₱15.1 billion in March 31, 2003 due to the increase in purchased power costs of NPC other suppliers and the higher sales volume for the period under review.

- Accrued expenses decreased primarily due to decrease in foreign and local loans and other related accrued expenses, from ₱2.2 billion in March 2002 to ₱2.0 billion in March 2003.

- Consolidated income tax payable amounted to a low ₱19 million as of March 31, 2003, a decrease of 87.4 percent from ₱151 million as of March 31, 2002 due to net loss experienced by the Parent Company.

- Current portion of long-term debt however, increased by 343.5 percent to ₱5.5 billion in March 2003, compared to ₱1.2 billion in March 2002 due to the expected maturing long-term loan amortization within one year period.

- Consolidated other current liabilities increased by 28.7% from ₱2.7 billion in March 2002 to ₱3.5 billion in March 2003, due to increase in advances in pole rental account.

- Consolidated deferred income tax – net, decreased slightly by ₱261 million, from ₱3.7 billion in March 2002 to ₱3.4 billion in March 2003 or 7.1%, primarily due to the increase in operating and non-operating expenses. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial reporting bases of assets and liabilities and their related tax bases. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

- Customers' deposits balance of the Parent Company as of March 31, 2003 is ₱12.3 billion as compared to March 31, 2002 figure of P12.9 billion or a mere 4.7% decrease. On a consolidated basis, the breakdown is as follows:

	Mar 2003	Mar 2002
Customers, Meter & Metering Facilities	9,176	8,138
Interest on Customers deposit	3,136	3,981
Customers Advances	0	804
Total	12,312	12,923

- Consolidated operating and other reserves increased by 132.2 percent from ₱2.1 billion in March 2002 to ₱4.8 billion in March 2003, due to increases in customer/meter deposit – interest, pension and benefit reserve and miscellaneous operating reserve.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

Parent Company Financial Statements
March 31, 2003 and 2002

And

Consolidated Financial Statements
March 31, 2003 and 2002

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002
(With Comparative Audited Figures for the year ended December 31, 2002)
(Amounts in Millions, Except Per Share Amounts)

	Three Months Ended		Year Ended
	3/31/2003 *	3/31/2002 *	12-31-02
REVENUES	31,864	29,643	123,829
OPERATING EXPENSES			
Purchased power	26,325	23,922	98,631
Operations and maintenance	2,239	2,063	10,718
Depreciation and amortization	1,262	1,167	5,215
Cost of real estate, contracts and services	429	303	1,400
Taxes other than income tax	806	701	2,891
	31,061	28,156	118,855
OPERATING INCOME	803	1,487	4,974
OTHER INCOME (CHARGES)			
Interest and other financial charges - net	(841)	(754)	(3,839)
Purchased power - systems loss	(463)	(908)	(1,351)
Provision for probable losses on disallowed receivables	-	-	(1,639)
Write-off of disallowed receivables	-	-	(878)
Equity in net earnings of investee companies	98	95	306
	(1,206)	(1,567)	(7,401)
INCOME (LOSS) BEFORE INCOME TAX	(403)	(80)	(2,427)
PROVISION FOR INCOME TAX	100	(50)	225
NET LOSS AFTER TAX & BEFORE MINORITY INTEREST	(303)	(130)	(2,202)
MINORITY INTEREST	(22)	57	187
NET LOSS	**(325)**	**(73)**	**(2,015)**
Basic Earnings Per Common Share			
Including depreciation on appraisal increase	(0.34)	(0.09)	(2.09)
Excluding depreciation on appraisal increase	(0.14)	0.19	(1.10)

* *Unaudited*

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2003 AND 2002

(With Comparative Audited Figures for the year ended December 31, 2002)

(Amounts in Millions)

	Mar. 31,2003*	Mar. 31, 2002*	Dec.-2002
ASSETS			
Utility Plant and Others - net	76,863	75,954	80,481
Other Property and Equipment at cost - net	15,134	15,144	8,719
Investments and Advances	3,464	1,538	7,477
Land and Development	1,562	1,441	1,443
Current Assets			
Cash and cash equivalents	5,159	6,247	6,832
Receivables - net			
Notes and customers' accounts	22,618	19,154	21,555
Affiliated companies	678	935	163
Others	1,022	823	1,641
Allowance for doubtful accounts	(1,563)	(1,316)	(1,671)
Inventories	1,807	2,918	1,312
Other current assets	3,488	1,983	2,141
	33,209	30,744	31,973
Other Assets - Net	24,062	22,822	22,381
	154,294	**147,643**	**152,474**

* *Unaudited*

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2003 AND 2002

(With Comparative Audited Figures for the year ended December 31, 2002)

(Amounts in Millions)

	Mar. 31,2003*	Mar. 31, 2002*	Dec.-2002
STOCKHOLDERS' EQUITY AND LIABILITIES			
Stockholders' Equity			
Preferred stock	927	880	837
Common stock	9,993	10,063	9,993
Capital in excess of par value	2,977	3,445	2,974
Deposit on subscriptions to preferred stock	150	155	150
Subscription receivable - common stock	(57)	(169)	(58)
Appraisal increase in utility plant	27,652	27,542	27,856
Appropriated retained earnings	12,600	12,600	12,600
Unappropriated retained earnings	(13,649)	15,540	14,255
	40,593	70,056	68,607
Minority Interest	2,963	2,993	2,786
Long-term Debt - net of current portion	24,387	28,835	23,421
Current Liabiities			
Notes payable	7,010	8,560	7,293
Accounts payable	15,128	12,220	18,832
Accrued expenses	2,033	2,194	3,708
Customers' Refund - Current	3,052	-	-
Income tax payable	19	151	3
Current portion of long-term debt	5,490	1,238	6,065
Other current liabilities	3,466	2,694	2,825
Total Current Liabilities	36,198	27,057	38,726
Deferred Income Tax	3,435	3,696	3,978
Customers' Deposits - net of current portion	12,312	12,923	11,924
Operating and Other Reserves	4,837	2,083	2,658
Customers' Refund - Noncurrent	27,004	0	0
Deferred Sales	2,208	0	0
Other Non-current Liabilities	357	0	374
TOTAL LIABILITIES AND OTHER CREDITS	**154,294**	**147,643**	**152,474**

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED UNAPPROPRIATED RETAINED EARNINGS

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002

(With Comparative Audited Figures for the year ended December 31, 2002)

(Amounts in Millions)

	Three Months Ended		Audited
	Mar. 31,2003*	Mar. 31, 2002*	Dec.-2002
Balance, Beginning *(Unadjusted)*	26,855	-	-
Refund from February 1994 to December 2002 with net effect of valuation allowance, deferred tax asset and uncollectible accounts	(27,764)	-	-
Balance, Beginning *(As adjusted)*	(909)	27,951	27,951
Add: Net Income (Loss)	(325)	(73)	(2,015)
Realized Appraisal Increase in Utility Plant	202	279	992
	(1,032)	28,157	26,928
Deduct: Cash Dividends Declared			
Preferred	17	17	73
Common	0	0	0
	17	17	73
Stock Dividends			
Common	-	-	0
Total Dividends Declared	17	17	73
Transfer to Appropriated Retained Earnings	12,600	12,600	12,600
BALANCE, END	**(13,649)**	**15,540**	**14,255**

* *Unaudited*

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002

(With Comparative Audited Figures for the year ended December 31, 2002)

(Amounts in Millions)

	Three Months Ended		
	3/31/2003 *	3/31/2002 *	Dec-02
CASH FLOWS FROM OPERATING ACTIVITIES			
Income before income tax	(425)	(23)	(2,240)
Adjustments for:			
Depreciation and amortization	1,262	1,167	5,215
Franchise tax expense	806	701	2,787
Interest expense on loans	707	548	2,842
Provision for probable losses on disallowed receivables			1,639
Interest expense on customers' deposits	237	219	1,035
Provision for doubtful accounts and other losses	105	101	498
Interest and dividend income	(104)	(83)	(616)
Dividends received from investee companies	0	37	261
Equity in net earnings of investee companies	(98)	(95)	(306)
Minority interest	22	(57)	(187)
Write-off of disallowed receivables	0	0	878
Provision for inventory obsolescence	0	0	362
Net loss on disposal of utility plant & others	0	0	72
Others	0	0	675
Operating income before working capital changes	2,512	2,515	12,915
Changes in assets and liabilities:			
Decrease(increase) in:			
Receivables	(1,276)	2,491	2,271
Inventories	(495)	(554)	691
Other current assets	(1,347)	(197)	276
Increase(decrease) in:			
Customers' refund - current	3,052	0	0
Accounts payable and other liabilities	(3,704)	242	2,382
Other noncurrent liabilities	(2,202)	(321)	28
Cash generated from operations	(3,460)	4,176	18,563
Interest paid	(535)	(531)	(2,953)
Income tax paid	(196)	(62)	(715)
Franchise tax, realty tax and others	(824)	(700)	(2,836)
Interest and dividend received	103	83	616
Net cash provided by (used in) operating activities	(4,912)	2,966	12,675
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to utility plant & others	(1,942)	(1,406)	(6,853)
Decrease(increase) in:			
Other receivables	104	(115)	(84)
Other non-current assets	(1,681)	241	512
Other current liabilities	641	(737)	0
Land and development	(119)	143	(143)
Collection of advances (addt'l. invest. & advances)	318	0	823
Increase(Decrease) in other property and equipment	592	(3,800)	
Proceeds from disposal of utility plant & others			53
Increase(Decrease) in investments and advances	4,013	4,707	0
Net cash used in investing activities	1,926	(967)	(5,692)

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002

(With comparative audited figures for the year ended December 31, 2002)

(Amounts in Millions)

	Three Months Ended		Audited
	3/31/2003*	3/31/2002*	Dec-02
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends on:			
Preferred stock	(17)	(17)	(74)
Common stock	0	0	0
Proceeds and/or Restatements from:			
Notes Payable	529	1,119	3,129
Long-term debt	569	953	45
Repayments of:			
Notes Payable	(246)	(2,164)	(4,631)
Long-term debt	(178)	(104)	(1,888)
Increase in Customers' deposits	388	1,523	187
Proceeds from issuance of and subscriptions to:			
Preferred stock	92	33	68
Common stock	1	2	23
Redemption of preferred stock	(2)	(17)	(99)
Increase/(decrease) in minority interest	177	(46)	(77)
Advance payment received from a customer	0	0	200
Net cash provided by financing activities	1,313	1,282	(3,117)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,673)	3,281	3,866
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,832	2,966	2,966
CASH AND CASH EQUIVALENTS, END	**5,159**	**6,247**	**6,832**

* *Unaudited*

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

STATEMENTS OF INCOME *

(Amounts in millions)

	Parent Company		Consolidated	
	For the Three Months Ended March 31			
	2003	2002	**2003**	2002
REVENUES	**31,195**	29,139	**31,864**	29,643
OPERATING EXPENSES				
Purchased power	**26,325**	23,922	**26,325**	23,922
Operations and maintenance	**2,127**	1,875	**2,239**	2,063
Depreciation	**1,205**	1,102	**1,262**	1,167
Cost of real estate, contracts and services	**0**	0	**429**	303
Taxes other than income tax	**806**	700	**806**	701
	30,463	27,599	**31,061**	28,156
OPERATING INCOME	732	1,540	803	1,487
OTHER INCOME (CHARGES)				
Interest expenses - net	**(777)**	(684)	**(841)**	(754)
Purchased power	**(463)**	(908)	**(463)**	(908)
Equity in net earnings of investee companies	**73**	41	**98**	95
	(1,167)	(1,551)	**(1,206)**	(1,567)
LOSS BEFORE INCOME TAX	**(435)**	(11)	**(403)**	(80)
PROVISION FOR INCOME TAX	**110**	(62)	**100**	(50)
NET LOSS AFTER TAX & BEFORE MINORITY INTEREST	(325)	(73)	(303)	(130)
MINORITY INTEREST	**0**	0	(22)	57
NET LOSS	**(325)**	**(73)**	**(325)**	**(73)**

Basic Earnings Per Common Share				
Including depreciation on appraisal increase	**(0.34)**	(0.09)	**(0.34)**	(0.09)
Excluding depreciation on appraisal increase	**(0.14)**	0.19	**(0.14)**	0.19

* *Unaudited*

See accompanying Notes to Financial Statements

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS *

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002
(Amounts in Millions)

	Parent Company		Consolidated	
	2003	2002	**2003**	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Income/(Loss) before income tax	(425)	(23)	(425)	(23)
Adjustments for:				
Depreciation and amortization	1,205	1,101	1,262	1,167
Franchise tax expense	806	701	806	701
Interest expense on loans	707	548	707	548
Interest expense on customers' deposits	237	219	237	219
Provision for doubtful accounts and other losses	105	101	105	101
Interest and dividend income	(104)	(83)	(104)	(83)
Dividends received from investee companies	0	37	0	37
Equity in net earnings of investee companies	(98)	(95)	(98)	(95)
Minority interest	0	0	22	(57)
Write-off of disallowed receivables	0	0	0	0
Provision for inventory obsolescence	0	0	0	0
Net loss on disposal of utility plant & others	0	0	0	0
Others	0	0	0	0
Operating income before working capital changes	2,433	2,506	2,512	2,515
Changes in assets and liabilities:				
Decrease(increase) in:				
Receivables	489	1,698	(1,276)	2,491
Inventories	(45)	78	(495)	(554)
Other current assets	(967)	(137)	(1,347)	(197)
Increase(decrease) in:				
Customers' refund - current	3,052	0	3,052	0
Accounts payable and other liabilities	545	(222)	(3,704)	242
Other noncurrent liabilities	(4,127)	(659)	(2,202)	(321)
Cash generated from operations	1,380	3,264	(3,460)	4,176
Interest paid	(535)	(531)	(535)	(531)
Income tax paid	(196)	(62)	(196)	(62)
Franchise tax, realty tax and others	(824)	(700)	(824)	(700)
Interest and dividend received	103	83	103	83
Net cash provided by (used in) operating activities	(72)	2,054	(4,912)	2,966
CASH FLOWS FROM INVESTING ACTIVITIES				
Additions to utility plant & others	(1,434)	(1,150)	(1,942)	(1,406)
Decrease(increase) in:				
Other receivables	300	107	104	(115)
Other non-current assets	(1,703)	535	(1,681)	241
Other current liabilities	516	210	641	(737)
Land and development			(119)	143
Collection of advances (addt'l. invest. & advances)	318	0	318	0
Increase(Decrease) in other property and equipment	22	101	592	(3,800)
Proceeds from disposal of utility plant & others				
Increase(Decrease) in investments and advances	(63)	(36)	4,013	4,707
Net cash used in investing activities	(2,044)	(233)	1,926	(967)

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS *

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002
(Amounts in Millions)

	Parent Company		Consolidated	
	2003	2002	**2003**	2002
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividends on:				
Preferred stock	(17)	(17)	(17)	(17)
Common stock	0	0	0	0
Proceeds and/or Restatements from:				
Notes Payable	115	1,119	529	1,119
Long-term debt	652	(343)	569	953
Repayments of:				
Notes Payable	(246)	(645)	(246)	(2,164)
Long-term debt	(178)	(104)	(178)	(104)
Increase in Customers' deposits	331	1,459	388	1,523
Proceeds from issuance of and subscriptions to:				
Preferred stock	92	33	92	33
Common stock	1	2	1	2
Redemption of preferred stock	(2)	(17)	(2)	(17)
Increase/(decrease) in minority interest			177	(46)
Advance payment received from a customer	0	0	0	0
Net cash provided by financing activities	748	1,487	1,313	1,282
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,368)	3,308	(1,673)	3,281
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,193	2,624	6,832	2,966
CASH AND CASH EQUIVALENTS, END	**4,825**	**5,932**	**5,159**	**6,247**

* *Unaudited*

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

1. Corporate Information

a. General

Manila Electric Company (Parent Company) is incorporated in the Philippines. The Parent Company is involved in the distribution of electricity covering 114 franchise areas in the Luzon region. Its subsidiaries, also incorporated in the Philippines, are mainly engaged in the business of real estate, engineering consulting and other services. The number of employees of the Parent Company was 5,937 as of March 31, 2003 and 5,997 as of March 31, 2002.

Prior to the enactment of Republic Act (RA) No. 9136 in 2001 (see Note 28), the Parent Company is subject to regulation by the Energy Regulatory Board (ERB) and gives recognition to the ratemaking policies of the ERB. RA 9136 abolished the ERB and created in its place, the Energy Regulatory Commission (ERC).

b. Refund Case with the Supreme Court (SC)

On February 16, 1998, the then ERB, in ERB Case No. 93-118, rendered a decision ordering the Parent Company to refund its customers ₱0.167 per kilowatt-hour starting with the Parent Company's billing cycles beginning February 1994 until its billing cycles beginning February 1998, or correspondingly credit the same, in favor of the customers, against their future consumption. The then ERB's decision superseded and modified the provisional relief of ₱0.184 per kilowatt-hour that the then ERB granted to the Parent Company on January 28, 1994.

The then ERB claimed that the Parent Company had exceeded the maximum allowable rate of return on rate base (RORB) of 12%. In computing for the Parent Company's rate of return, the then ERB disallowed, among others, income tax as a part of the operating expenses and computed for the rate base using a method opposed to the average method as practiced by the Parent Company.

The Parent Company questioned the then ERB's decision through a Petition for Review before the Court of Appeals (CA). On February 26, 1999, the CA rendered a decision setting aside the aforementioned then ERB decision insofar as it directed the Parent Company to reduce its rates and effect a refund to its customers. The CA likewise denied a motion for reconsideration filed by the then ERB.

On February 21, 2000, the Parent Company received a copy of a petition filed with the Supreme Court by the Republic of the Philippines represented by the then ERB questioning the aforesaid decision of the CA. A similar petition filed by the Lawyers Against Monopoly and Poverty (LAMP) was received by the Parent Company on March 22, 2000. Comments on the said petitions were filed by the Parent Company on May 24, 2000 and October 30, 2000, respectively.

On January 30, 2001, the Parent Company received Replies to Comment from both petitioners.

On November 15, 2002, the Third Division of the Supreme Court (SC) rendered a decision reversing the CA decision; correlatively, the SC decision affirmed the then ERB's directive that the Parent Company refund its customers ₱0.167 per kilowatt-hour starting with the Parent Company's billing cycles beginning February 1994 or correspondingly credit the same against future consumption. The SC sustained the then ERB's disallowance of income tax as an operating expense and the method of computing the rate base, which results in the Parent Company exceeding the maximum allowed RORB of 12%.

On December 5, 2002, the Parent Company filed a Motion for Reconsideration with the SC. The motion is based mainly on the following grounds:

(1) the disallowance of income tax is contrary to jurisprudence, particularly to the decision in the Galveston and subsequent cases, which became part of our laws and jurisprudence when the Philippines adopted the Public Service Act from American public utility laws; it likewise runs counter to earlier decisions of the then ERB itself;

(2) the decision modifies SC decisions recognizing 12% as the reasonable RORB a utility company is entitled to. If income tax is disallowed for rate making then the RORB will be reduced to about 8%;

(3) the decision disregards the method of computing the rate base which had been previously affirmed by the SC itself; and

(4) even the successor of the then ERB, the ERC, adheres to the principle that income tax is part of operating expenses as set forth in the Uniform Filing Requirements (UFR), which embody the detailed guidelines to be followed with respect to the rate unbundling applications filed in December 2001.

The Parent Company received on December 27, 2002 a copy of a "Motion for Admission of Study on Income Tax as Operating Expenses in Determining the Rate of Return on Rate Base of Public Utilities," with the Study attached, which Atty. Antonio M. Meer, a former practitioner in the field of Public Service Law, filed with the SC. The Study, together with a sequel thereof, which was likewise filed with the SC, confirmed the position of the Parent Company that income tax should be considered as an expense for rate computation.

On January 27, 2003, the Parent Company filed with the SC a motion seeking the referral of the case to the SC en banc. The motion was denied by the SC in a resolution which the Parent Company received on March 17, 2003. The Parent Company filed a Motion for Reconsideration of this resolution on April 1, 2003.

The ERC and the LAMP were required to comment on the Motion for Reconsideration. The Parent Company received a copy of the LAMP Comment on March 3, 2003.

On the other hand, the Office of the Solicitor General (OSG) filed with the SC on March 7, 2003 a comment on the aforesaid Motion for Reconsideration. The OSG incorporated in the said comment a reply prepared by the ERC which reflects a reversal of the position of the then ERB. The ERC submits the view that income taxes, though not operating expenses, are nevertheless reasonable costs that are allowed to be recovered from the rates of a utility company. The ERC further expressed its conformity with the Parent Company's argument that if income tax is not to be recovered, then the 12% RORB found by the Supreme Court to be reasonable would have been reduced to about 8%. The OSG nevertheless propounded in the same comment its own views, which essentially are arguments in opposition to the Motion for Reconsideration of the Parent Company.

The Parent Company has not provided for the loss resulting from the refund ordered in the SC decision. The Parent Company maintains that it was only complying with then ERB's Order as when it effected the provisional rate increase in 1994 and, as such, it should not be ordered to refund the increase in rate without violating its constitutional rights against undue deprivation of property. The comment of the ERC, which is a complete reversal of the then ERB Decision affirmed the Parent Company's position and consequently, strengthened its case. Thus, it is reasonable to expect that the SC will reconsider its November 15, 2002 decision and it will uphold the Parent Company's position.

Another important point raised in the Parent Company's Motion for Reconsideration is that the dispositive portion of the SC decision with respect to the amount of refund should, at least be modified. It explains that assuming the rollback of the ₱0.167 per kilowatt-hour is upheld, the amount is applicable only for the period February 1, 1994 to January 31, 1995, as shown by the computation made by the then ERB itself. Yearly, the variables used in the return on rate base formula changes. Thus, the formula should be applied in accordance with the actual figures each year for said variables, i.e., the revenue and the rate base.

The Motion for Reconsideration was denied by the Third Division of the SC in its resolution dated April 10, 2003. On the basis of the separate opinion rendered by Justice Artemio V. Panganiban, one of the five justices composing the Third Division of the SC, who observed that the case should be heard en banc, with oral arguments, the Parent Company filed an urgent Motion for Consideration on April 14, 2003. As of April 25, 2003, the SC en banc is yet to issue its decision on the Company's Motion for Consideration. The Parent Company has not provided for the loss resulting from the refund ordered in the SC decision pending the resolution of the Parent Company's urgent Motion for Consideration.

Generally accepted accounting principles require that an estimated loss from a contingency shall be accrued if the loss is probable and can be reasonably estimated. If the amount of refund will be calculated based on a literal interpretation of the SC decision, which simply multiplies the rate of ₱0.167 to the total kilowatt hour sales from February 1994 to December 31, 2002, the refund would amount to ₱29.1 billion. Such amount does not take into consideration any tax effects, amounts of which may reduce the impact of the potential loss to the Parent Company. Had the Parent Company provided for contingency losses strictly based on a literal interpretation of the SC decision, net loss would have increased by ₱29.1 billion and loss per share would have increased by ₱29.16 for the year ended December 31, 2002 and retained earnings and stockholders' equity as of December 31, 2002 would have decreased by the same amounts. Such amounts, however, do not take into consideration any tax effects which are not currently determinable.

In accordance with Section 36 of RA 9136, the National Power Corporation (NPC) and all the distribution utilities were required to file their unbundled rate charges with the ERC, within six months from the effectivity of RA 9136. On December 26, 2001, the Parent Company filed with the ERC a petition for its unbundled rate charges. The filing was made in accordance with the UFR issued by the ERC on October 30, 2001.

On June 17, 2002, the ERC issued an Order consolidating the Parent Company's ₱0.30 per kilowatt-hour rate increase petition (ERC Case No. 2001-646) with its unbundling petition (ERC Case No. 2001-900), in order to simplify and expedite the resolution of the rate cases. All records and proceedings of the rate increase application are deemed consolidated with that of the unbundling. The hearings on the consolidated petitions were terminated on December 19, 2002.

On March 20, 2003, the ERC promulgated its Decision on the consolidated rate petitions. According to the Decision, the ERC granted an Overall Average Tariff Adjustment (OATA) of ₱0.054 per kilowatt-hour, compared to its February 2003 effective selling price of ₱5.4040 per kilowatt-hour, not including adjustments due to the Currency Exchange Rate Adjustment (CERA) and the franchise tax. Meanwhile, according to a press statement released by the ERC, the approved rates would lead to an overall Weighted Average Tariff Adjustment (WATA) of ₱0.22 per kilowatt-hour when compared to February 2003 rates.

In a filing dated March 31, 2003, the Parent Company manifested that its computations and simulations showed that the unbundled rates approved by the ERC will not result in the OATA mentioned by the Decision nor the WATA found in the ERC's press statement. The Parent Company also said in its manifestation that it disagreed with a number of the findings, conclusions, and dispositions of the ERC in its Decision. Thus, the Parent Company stated that it would not be implementing the Decision beginning its April 2003 billing cycle and that it would file a motion asking the ERC to reconsider its March 20, 2003 Decision within the 15-day period allowed following receipt of the Decision.

On April 9, 2003, the Parent Company filed a Motion for Reconsideration with the ERC. It respectfully prayed that ERC reconsider its March 20, 2003 Decision principally by: (a) allowing the recovery of income tax as a reasonable cost or, in the alternative, applying a rate of return based on the Weighted Average Cost of Capital (WACC) of the Parent Company; (b) allowing purchased power as part of two months working capital; (c) increasing the 9.5% system loss cap by 1.11%, which corresponds to sub-transmission losses, and Parent Company use allowance from 0.25% to 0.40%; and (d) recalculating the Currency Exchange Rate Adjustment (CERA) I to preserve the revenue-neutrality of the entire CERA, among others. As of April 25, 2003, the Motion is still pending resolution by the ERC.

2. Summary of Significant Accounting Policies

The principal accounting policies adopted in preparing the financial statements of the Parent Company and its subsidiaries (collectively referred to as the "Company") are as follows:

The future cash flow of the Parent Company may be affected, depending on the resolution of the Parent Company's urgent Motion for Consideration. In addition, the ability of the Parent Company to pay its maturing obligations in 2003 amounting to ₱11.7 billion will be affected.

On April 30, 2003, the Supreme Court denied Meralco's "Urgent Motion for Consideration by the Supreme Court en banc" making the decision final and executory. On May 12, 2003, the ERC ordered Meralco to proceed with the initial phase that will benefit the company's marginal customers. In its order, the ERC directed the Parent Company to give a one-time refund starting June 5, 2003 to its customers within the 1 – 100 kWh monthly consumption bracket.

The Parent Company implemented a rollback of rates by 16.7 centavos for the period January 1, 2003 to March 31, 2003. It has also reduced its Retained Earnings by the full amount of the refund as of December 31, 2002, net of tax benefits. A liability of P30.06 billion was recognized with P3.06 billion as current and P27.0 billion as deferred / long-term.

c. Franchise Renewal

On June 8, 2001, RA 9136, the "Electric Power Industry Restructuring Act of 2001" was signed into law. RA 9136 returned to Congress the sole authority to grant electric distribution franchises. With the Parent Company's franchise for Manila and adjacent suburbs set to expire in March 2003, a bill granting the Parent Company a consolidated 25-year franchise over its current service coverage was filed in the House of Representatives as House Bill (HB) 4451 in January 2002. This was subsequently referred to the House Committee on Legislative Franchises.

In March 2002, HB 4451 was approved by the House of Representatives and subsequently transmitted to the Senate, where it was referred to the Senate Committee on Public Services. The Public Services Committee conducted a total of five public hearings on the measure before eventually approving HB 4451 *en toto* on October 23, 2002 and endorsing its approval by the Senate in Plenary. Following five months of floor deliberations, HB 4451 was eventually passed without amendment by the Senate on Second and Third Readings on March 17 and 20, 2003, respectively. The final copy of the bill signed on April 25, 2003 by the Speaker of the House is pending for signature by the Senate President before its transmittal to President Gloria Macapagal-Arroyo for approval.

On March 24, 2003, the ERC, in its Orders issued in ERC Cases No. 2003-129 to 139, granted the Parent Company a Provisional Authority to operate electric services in the Cities of Manila, San Juan, Las Piñas, Quezon, Malabon, Makati, Caloocan, Pasay, Mandaluyong and Paranaque and the Municipality of Navotas. The Parent Company filed its application for the issuance of new Certificates of Public Convenience and Necessity (CPCN) for these areas on March 21, 2003 since their CPCN covering the aforementioned cities and municipality expired on March 24, 2003.

d. Pending Rate Applications with ERC

On April 14, 2000, the Parent Company filed with the then ERB an application for a ₱0.30 per kilowatt-hour rate increase. Under the ERC, the Parent Company's rate increase application was renumbered to ERC Case No. 2001-646.

Basis of Preparation
The accompanying financial statements are prepared in accordance with the generally accepted accounting principles in the Philippines under the historical cost basis, except for utility plant and others carried at revalued amounts and the matters discussed in Note 1b.

Adoption of New Statements of Financial Accounting Standards (SFAS)/
International Accounting Standards (IAS)
The Company has adopted the following new SFAS/IAS effective in 2002:

- SFAS 16/IAS 16, "Property, Plant and Equipment";
- SFAS 24/IAS 24, "Related Party Disclosures";
- SFAS 27/IAS 27, "Consolidated Financial Statements and Accounting for Investments in Subsidiaries";
- SFAS 28/IAS 28, "Accounting for Investments in Associates";
- SFAS 31/IAS 31, "Financial Reporting of Interest in Joint Ventures"; and
- SFAS 36/IAS 36, "Impairment of Assets."

Additional disclosures required by the new standards were included in prior years' financial statements, where applicable.

New Accounting Standards Effective Subsequent to 2002
The Company will adopt the following new standards in 2003, except SFAS 17/IAS 17, "Leases," which will be adopted in 2004. These new standards have been approved by the Accounting Standards Council (ASC) and, based on current circumstances, the Company does not believe the effect of the adoption of the new standards to be material.

- SFAS 10/IAS 10, "Events After the Balance Sheet Date," which prescribes the accounting policies and disclosures related to adjusting and non-adjusting subsequent events.
- SFAS 17/IAS 17, "Leases," which prescribes the accounting policies and disclosures to apply to finance and operating leases.
- SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets," which provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. It also specifies the disclosures that should be included with respect to these items.
- SFAS 38/IAS 38, "Intangible Assets," which establishes the criteria for the recognition and measurement of intangible assets. Intangible assets that are recognized should be amortized generally over a maximum of 20 years. The new standard also requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred.

- SFAS 8A, "Deferred Foreign Exchange Differences," which will eliminate the deferral of foreign exchange differences effective January 1, 2003. Management believes that the adoption of SFAS 8A will not have a material effect on the Company's financial position, results of operations and cash flows since the then ERB has allowed the Parent Company to recover foreign exchange losses on its foreign currency denominated loans through adjustments in customers' bills as resolved under ERB Case No. 87-330-CERA II [Incremental Currency Exchange Rate Adjustment (ICERA) under the unbundled rate structure.]

<u>Basis of Consolidation and Investments in Subsidiaries</u>
The consolidated financial statements include the Parent Company and the companies that it controls (see Note 7). This control is normally evidenced when the Parent Company owns, either directly or indirectly, more than 50% of the voting rights of an investee's capital stock. The equity in net assets and in net income attributable to minority stockholders' interests are shown separately in the consolidated balance sheets and consolidated statements of income, respectively.

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company. The purchase method of accounting is used for acquired businesses. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition to the date of disposal.

Parent Company and consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated in the consolidated financial statements.

All other investments held on a long-term basis are valued at cost less any impairment in value and are included in "Investments and Advances" account.

Minority interests represent the interests not held by the Parent Company in Meralco Industrial Engineering Services Corporation and Subsidiaries (MIESCOR), Batangas Cogeneration Corporation, Corporate Information Solutions, Inc. (CIS) and Rockwell Land Corporation (Rockwell).

Investments in subsidiaries are accounted for under the equity method of accounting in the Parent Company financial statements.

<u>Investments in Associates</u>
The Company's investments in associates (generally investments in investees in which ownership interest ranges from 20% to 50%) are accounted for under the equity method of accounting in the Parent Company and consolidated financial statements. These are entities in which the Parent Company has significant influence and which are neither subsidiaries nor joint ventures. The investments in associates are carried in the parent company and consolidated balance sheets at cost plus post-acquisition changes in the Company's share in net assets of the associates, less any impairment in value. The statements of income reflect the Company's share in the results of operations of the associates. Unrealized gains arising from transactions with its associates are eliminated, to the extent of the Company's interest in the associates, against the investments in the

associates. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Interest in a Joint Venture
The Company's interest in Soluziona Philippines, Inc., a joint venture, is accounted for using the equity method, wherein interest in a jointly controlled entity is initially recorded at cost and adjusted thereafter for the post acquisition changes in the venturer's share in the net assets of the jointly controlled entity.

Investments in Real Properties
Investments in real properties represent land, building, structures and improvements of the mall and condominium units for lease of Rockwell. These are carried at cost (including borrowing costs) less accumulated depreciation and any impairment in value. Depreciation is computed on a straight-line basis over a 35-year period for the mall and a 20-year period for the condominium units for lease.

Utility Plant and Others
Utility plant and others is stated at revalued amount less accumulated depreciation and any impairment loss. Independent property revaluations are performed periodically. The latest valuation for the Parent Company and certain subsidiaries and associates as of December 31, 2000 and 2002, respectively, were certified by a qualified independent appraiser. Additions of the Parent Company subsequent to the last appraisal date are stated at cost. The appraisal increase recorded by the Parent Company is reduced by the amount being recovered through the Currency Exchange Rate Adjustment (CERA II) Clause for Debt Service (ICERA under the unbundled rate structure). Any increase in the Company's utility plant's valuation is credited to the Appraisal Increase in Utility Plant and Others; any decrease is first offset against the increase on earlier valuation in respect of the same property and is thereafter charged to the current operating income. The depreciation on appraisal increase charged to operations is transferred to Unappropriated Retained Earnings. When assets are sold or retired, their revalued amounts and accumulated depreciation and impairment in value are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income. Upon the disposal of revalued property, the relevant portion of the appraisal increase realized in respect of previous valuation is released from the appraisal increase directly to unappropriated retained earnings. However, for certain subtransmission and distribution assets of the Parent Company (e.g., poles, transformers and meters), when an asset in the group is sold or retired, the asset account is credited for the cost of the asset retired and the accumulated depreciation account is credited for the same amount.

The initial cost of utility plant and others comprises its purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the year the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of utility plant and others beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of utility plant and others.

For financial reporting purposes, the Parent Company computes depreciation based on the carrying values of the utility plant and others using the straight-line functional group method over the following estimated useful lives:

Subtransmission and distribution	25-35 years
Others:	
Computers	5 years
Transportation equipment	5-10 years
Communication equipment	20 years
Building and improvements	40 years
Others	20 years

For income tax reporting purposes, depreciation of the Parent Company is computed based on the double-declining balance method.

Depreciation of the subsidiaries, except MIESCOR which uses sum-of-years' digits method for certain assets amounting to ₱58 million (included in the March 2003 consolidated balance sheet), is computed using the straight-line method over the following estimated useful lives:

Building and improvements	35 years
Office furniture, fixtures and other equipment	5 years
Transportation equipment	5 years
Others	5 years

The useful life and depreciation method are reviewed periodically to ensure that the period and method of depreciation are consistent with the expected pattern of economic benefits from items of utility plant and others.

Construction in Progress

Construction in progress which represents subtransmission and distribution substations and building under construction, is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction in progress is not depreciated until such time as the relevant assets are completed and put into operational use.

Borrowing costs that are directly attributable to the construction of utility plant and others are capitalized during the construction period.

Impairment of Assets

Starting January 1, 2002, the carrying values of assets are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of assets is the greater of net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses, if any, are recognized as a charge to current operations, except for utility plant and others, which are

recognized as a reduction in the appraisal increase and any excess as a charge to current operations.

Land Held for Future Development

Subdivided and unsubdivided land of Rockwell are stated at the lower of cost or net realizable value. Expenditures for development and improvements of subdivision land are capitalized as part of the cost of the land. Borrowing costs are capitalized while development is in progress. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

Deferred Charges

Deferred charges represent software cost, consultancy fees and other development expenditures incurred in relation to the Parent Company's corporate-wide computerization program. These are measured initially at cost. After initial recognition, deferred charges are measured at cost less accumulated amortization. These are amortized on a straight-line basis over five years upon implementation of such projects.

Debt Issuance Costs

Debt issuance costs are deferred and amortized on a straight-line basis over the term of the long-term debt.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

Receivables

Receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amount. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

Inventories

Materials and supplies are valued at the lower of cost or net realizable value. Costs incurred in bringing materials and supplies to its present location and condition are determined on the basis of its moving average cost. Net realizable value is the current replacement cost.

Condominium units for sale of Rockwell are stated at the lower of cost or net realizable value. Cost includes the cost of the land, expenditures for the construction of the condominium units and borrowing costs during construction of the units. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to complete and sell.

Provisions

Provisions for loss contingencies are accrued when it is probable that a liability had been incurred at balance sheet date and the amount can be reasonably estimated. Otherwise, the loss contingency is disclosed.

Operating Reserves
The Parent Company provides reserves for the interest differential related to meter and service deposits and other reserves.

Revenue
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Rendering of Services

Parent Company
Operating revenues are recognized upon supply of power to the customers.

The bills rendered monthly by Parent Company are computed according to rate schedules approved by the ERB in ERB Case Numbers 95-385, 97-18 and 2001-168. The current bill format has the following components:

Basic Charge. This charge allows the Parent Company to recover its operating expenses and attain a reasonable return on its investment. Basic charge also includes fixed Purchased Power Adjustment (PPA) equivalent to a purchased power cost of ₱1.7845 per kwh.

CERA. CERA I and II cover the increases and decreases in the operations and maintenance expenses and foreign debt principal payments due to changes in the Philippine peso-US dollar exchange rate.

PPA. This covers the increases and decreases in the cost of power bought from the Parent Company's power suppliers. It represents changes in the Parent Company's Purchased Power Cost beyond the base level of ₱1.7845 per kwh incorporated in the Basic Charge.

In compliance with Section 36 of RA 9136, the Parent Company filed with the ERC last December 26, 2001 for the unbundling of its charges to its customers. The UFR on the rate unbundling released by the ERC on October 30, 2001 specified that the Parent Company's billing will have the following components: Generation Charge, Transmission Charge, Distribution Charge, Supply Charge, Metering Charge, and the Universal Charge. As discussed in Note 1d, the ERC has issued its Decision on the Parent Company's rate unbundling application.

On February 24, 2003, the ERC issued an Order approving the Implementing Rules and Regulations (IRR) for the new Generation Rate Adjustment Mechanism (GRAM) and the Incremental Currency Exchange Rate Adjustment (ICERA,) which will replace the current PPA and CERA, respectively, under the unbundled rate structure.

MIESCOR

Revenues from construction contracts are recognized on the percentage of completion method of accounting and are measured principally on the basis of the estimated completion of a physical portion of the contract work, which is determined based on the actual cost incurred in relation to the total estimated cost of the contract. Contracts to manage, supervise, or coordinate the construction activity of others and those contracts wherein the materials and services are supplied by contract owners are recognized only to the extent of the contracted fees.

Contract costs principally include subcontracted costs related to contract performance. Expected losses on contracts are recognized immediately when it is probable that the total contract costs will exceed total contract revenues. The amount of such loss is determined irrespective of whether or not work has commenced on the contract; the stage of completion of contract activity; or the amount of profits expected to arise on other contracts which are not treated as a single construction contract. Changes in contract performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements which may result in revisions to estimated costs and gross margins are recognized in the year in which the changes are determined.

Rockwell

Revenue from cinema, bowling and billiards is recognized when earned.

Sale of Real Estate

Rockwell

Revenue is recognized when the significant risks and rewards of ownership of the property have passed to the buyer and the amount of revenue can be measured reliably. Sales of real estate, which include the sale of land and condominium units, are accounted for under the percentage of completion method where Rockwell has material obligations under the sales contracts to provide improvements after the property is sold. Under this method, the gain on sale is recognized as the related obligations are fulfilled.

The estimated future expenditures for development are charged proportionately to the cost of land and condominium units sold and the remaining land and condominium units with a corresponding liability for the portion pertaining to units sold.

For income tax purposes, full revenue recognition is applied when at least 25% of the selling price has been collected in the year of sale, otherwise, the installment method is applied.

Lease Income

Rockwell

Lease income from condominium units held for lease and mall operations are accounted for on a straight-line basis over the lease term.

Interest Income

Revenue is recognized as the interest accrues (taking into account the effective yield on the asset).

Foreign Currency Transactions
Foreign currency transactions are recorded in Philippine peso by applying to the foreign currency amount the exchange rate between the Philippine peso and the foreign currency at the date of the transactions. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were initially recorded during the periods are generally recognized in the statements of income in the period in which they arise. However, foreign exchange gains or losses arising from the Parent Company's restatement of foreign currency denominated loans to the current exchange rate are deferred and amortized (shown as part of "Interest and other charges - CERA II recovery" in the statements of income) as amounts are recovered through corresponding adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

Retirement Costs
The Parent Company and its subsidiaries have funded, noncontributory retirement plans for all permanent employees. Retirement costs are actuarially determined using the entry-age-normal funding method. Under this method, the funding is based on a level percentage of salary from date of entry. The level percentage (or Normal Cost Rate) is determined by dividing the present value of projected benefits at entry ages by present value of projected compensation at entry ages.

Stock Option Plan
The Parent Company has a stock option plan for the granting of non-transferable options to management and employees of the Parent Company to purchase fixed number of shares of stock at a stated price during a specified period. When options are exercised, the capital stock transactions are recorded at the option price.

Borrowing Costs
Borrowing costs are generally expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized.

Leases
Operating lease payments are recognized as expense on a straight-line basis over the lease term.

Income Tax
Deferred income tax is provided using the balance sheet liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to: (a) the temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; and (b) carry-forward benefit of the net operating loss carryover (NOLCO) and the excess of minimum corporate income tax (MCIT) over the regular corporate income tax. Deferred tax assets and liabilities are measured using the tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and in which NOLCO and MCIT are expected to be applied. A valuation allowance is provided when the deferred tax assets will not be realized in the future.

Financial Instruments

The Parent Company uses various interest rate structures to manage interest rate risks and to obtain a more stable and predictable interest cost. These structures are generally entered into concurrent with the issuance of floating rate debts. Net amount paid to or received from counterparties under these interest rate structures are recorded as interest expense included under "Interest and other charges" in the statements of income in the period in which they accrue.

The Parent Company also uses currency swaps to manage currency risks related to certain obligations. The gains or losses on the currency swaps are recognized simultaneous with the related underlying transactions.

Current accounting practice does not require recognition of mark to market values of derivative instruments. Thus, such mark to market values are presented in the related notes for disclosure purposes only.

3. Segment Information

The Company's operating businesses are organized and managed separately according to the nature of services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

Business segments: for management purposes, the Company is organized into three major operating businesses as follows: power distribution, real estate and services. The Company's business shown in aggregate as services comprises principally of engineering consulting and computer-related services. These are the bases upon which the Company reports its primary segment information. Financial information on business segment is presented in the table in the next page.

Intersegment transactions: segment revenues, segment expenses and segment results include transfers between business segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar services. Those transfers are eliminated in consolidation.

File No. 82-3237

MANILA ELECTRIC COMPANY
SEGMENT INFORMATION
For the Quarters Ended March 31, 2003, 2002 (Unaudited) and
For the Year Ended December 31, 2002 (Audited)
(In Million Pesos)

	Power Distribution			Real Estate			Services			Elimination			Consolidated		
	Mar-03	Mar-02	Dec-02	Mar-03	Mar-02	Dec-02	Mar-03	Mar-02	Dec-02	Mar-03	Mar-02	Dec-02	Mar-03	Mar-02	Dec-02
Business Segment Data															
Revenue															
External Sales	31,195	29,139	121,576	382	288	977	287	216	1,276				31,864	29,643	123,829
Inter-Segment Sales	0	0	30	0	0		0	26	200	0	(26)	(230)	0	0	0
Total Revenue	31,195	29,139	121,606	382	288	977	287	242	1,476	0	(26)	(230)	31,864	29,643	123,829
Results															
Segment Result	269	590	1,279	78	20	(20)	(7)	(32)	(153)	-	-	-	340	578	1,106
Interest and Other Financial Charges													(841)	(754)	(3,839)
Equity in Net Earnings													98	95	306
Minority Interest													(22)	58	187
Income Tax													100	(50)	225
Net Income/(Loss)													(325)	(73)	(2,015)
Other Information															
Segment Assets	139,085	135,325	139,611	11,727	11,012	10,881	2,210	2,193	2,075	(2,191)	(3,801)	(2,860)	150,831	144,729	149,707
Investments at Equity	4,438	2,421	4,261	-	-	-	-	-	-	(974)	519	(1,494)	3,464	2,940	2,767
Consolidated Total Assets	143,523	137,746	143,872	11,727	11,012	10,881	2,210	2,193	2,075	(3,165)	(3,282)	(4,354)	154,295	147,669	152,474
Segment Liabilities	102,929	67,690	75,198	5,952	4,899	4,533	1,800	2,133	4,613	57	(102)	(544)	110,738	74,620	83,800
Capital Expenditures	1,434	1,150	6,505	491	251	29	17	5	319				1,942	1,406	6,853
Depreciation and Amortization	1,205	1,101	4,870	45	53	208	13	12	137				1,263	1,166	5,215
Non Cash Expenses other than Depreciation and Amortization	309	203	3,622			358	0	0	72				309	203	4,052

4. **Supplemental Information on Rockwell**

Rockwell is engaged in real estate development and the sale or lease of residential and commercial lots and units. In December 2000, Rockwell had a soft launching of its mall operations - "The Power Plant." "The Power Plant" started commercial operations on January 1, 2001.

In May 2002, Rockwell commenced construction of its new condominium project - the "Manansala." The "Manansala" is a residential condominium located within the Rockwell Center built to answer the demand for smaller studio and two-bedroom units. The project broke ground in May 2002, with 67% market take up by yearend. As of December 31, 2002, construction activities only involved excavation and minor substructure works. Construction costs incurred as of December 31, 2002 amounted to ₱79.0 million. The Company expects to complete the "Manansala" by December 2005.

Condensed financial information for Rockwell, before intercompany elimination, follows:

	Mar 2003	Mar 2002	Dec 2002
		(Amounts in Millions)	
Cash and cash equivalents	**₱285**	₱227	₱362
Land held for future development - net	**3,276**	3,155	3,157
Total assets	**11,727**	11,012	10,005
Revenues	**382**	288	1,125
Costs and expenses	**361**	372	1,606
Net income (loss)	**21**	(83)	(481)

5. Utility Plant and Others

A qualified independent appraiser performs valuations of utility plant and others of the Parent Company, subsidiaries and certain associates periodically, with the latest valuation as of December 31, 2000 for the Parent Company and December 31, 2002 for subsidiaries.

On January 27, 2003, the BOD approved the conveyance of real properties of the MML Development Center (MMLDC) in Antipolo City, with a net book value of ₱647 million, as part of the Parent Company's contribution of its pension obligations to the Meralco Retirement Plan being held in trust by the Meralco Pension Fund. The Parent Company will seek ERC approval before the conveyance is consummated.

Substantially all of the Parent Company's utility plant (₱78.3 billion as of December 31, 2002 and ₱76.1 billion as of December 31, 2001) are subject to a first mortgage lien relating to the First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans. The said lien is in favor of a local bank, as trustee, for the benefit of all bondholders.

5. Investments and Advances

The Parent Company's subsidiaries, associates, and joint venture follow:

	Percentage of Ownership			
	Parent Company		Consolidated	
	Mar 2003	Mar 2002	**Mar 2003**	Mar 2002
Subsidiaries				
Meralco Energy, Inc.	**100**	100	–	–
eMeralco Ventures, Inc.	**100**	100	–	–
Asian Center for Energy Management	**100**	–	–	–
Meralco Financial Services Corporation	**100**	–	–	–
MIESCOR	**97**	72	–	–
CIS	**51**	51	–	–
Batangas Cogeneration Corporation	**51**	51	–	–
Rockwell	**51**	51	–	–

	Percentage of Ownership	
	Mar 2003	Mar 2002
Associates		
First Private Power Corporation and Subsidiary (FPPC)	**40**	40
General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI)	**35**	35
Joint Venture		
Soluziona Philippines, Inc. (Soluziona)	**50**	50

Investments in real properties include the accumulated cost incurred for the development and construction of the mall - "The Power Plant" and condominium units held for lease. "The Power Plant" mall is a four-level lifestyle shopping center located at the heart of the Rockwell Center. Borrowing costs (net of depreciation) capitalized as part of investments in real properties amounted to ₱252.6 million as of December 31, 2002. No borrowing costs were capitalized in 2002.

On May 12, 1999, Rockwell entered into an agreement with Rockwell Leisure Club, Inc. (RLCI) for the assignment of facilities and the related condominium certificates of title carrying the premises amounting to ₱400 million, in exchange for advances convertible into 1,000 Class A and 500 Class B common shares of stock of RLCI with a par value of ₱1,000 per share. On the same date, Rockwell and RLCI agreed to convert a portion of the Rockwell advances to RLCI totaling ₱213 million in exchange for 600 Class A shares and 200 Class B shares of RLCI. As of December 31, 2002, investments in RLCI shares and advances convertible to RLCI shares amounted to ₱54 million.

6. Cash and Cash Equivalents

Cash in banks earn interest at the prevailing bank deposit rates. Short-term investments are made for varying periods of between one day and three months depending on the immediate cash requirements of the Company, and earn interest at the prevailing short-term investments rates.

7. Receivables

Unbilled revenues represent purchased power costs incurred by the Parent Company, which the Parent Company expects to bill to customers in the following month.

8. Other Current Assets

	Parent Company		Consolidated		
	Mar 2003	Mar 2002	**Mar 2003**	Mar 2002	Dec 2002
			(Amounts in Millions)		
Deferred tax assets - net	**₱2,414**	₱700	**₱2,910**	₱901	₱1,640
Prepayments	**565**	981	**565**	981	394
Others	**13**	100	**13**	101	107
	₱2,991	₱1,782	**₱3,488**	₱1,983	₱2,141

9. Other Noncurrent Assets

	Parent Company		Consolidated		
	Mar 2003	Mar 2002	**Mar 2003**	Mar 2002	Dec 2002
			(Amounts in Millions)		
Deferred foreign exchange loss (CERA II)	**₱6,902**	₱5,537	**₱6,902**	₱5,537	₱7,501
Deferred PPA (net of allowance for probable losses on disallowed receivables of ₱1.6 billion in 2002)	**8,571**	10,625	**8,571**	10,625	6,127
Deferred pass-thru fuel costs (see Note 17)	**4,544**	–	**4,544**	–	4,544
Deferred charges –net	**1,537**	1,868	**1,537**	1,868	1,577
Unamortized debt issuance costs	**815**	917	**815**	917	845
Input value added tax (VAT) and creditable withholding tax	**–**	–	**–**	–	364
Others	**921**	2,728	**1,693**	3,875	1,423
	₱23,290	₱21,675	**₱24,062**	₱22,822	₱22,381

CERA II represents deferred foreign exchange losses that are billable to customers in the following billing period when realized (see Note 21).

Deferred PPA represents unbilled purchased power costs incurred by the Parent Company.

On April 30, 2002, the ERC issued a Cease and Desist Order (CDO) ordering the Parent Company to cease and desist from automatically billing the unbilled PPAs. The Parent Company filed a Motion for Reconsideration (MR) on May 7, 2002 with the ERC which was denied on May 28, 2002. On December 19, 2002, the ERC issued an Order under ERC Case No. 2001-383 stating that upon verification of the Parent Company's computation of the unbilled PPAs of ₱9.3 billion as of September 30, 2002, only ₱7.2 billion can be billed to the customers. The difference of ₱2.1 billion, which was not allowed for recovery from customers by the ERC, pertains to anti-pilferage expenses of ₱1.3 billion and VAT savings in Independent Power Producers (IPP) costs of ₱810 million reflected in residential customers' bills as part of the ₱0.30 per kilowatt-hour mandated rate reduction provided for in Section 72 of RA 9136.

The Parent Company has written-off the portion related to the anti-pilferage campaign expenses of ₱1.3 billion. The write-off is reflected as reduction in revenue of ₱401 million in the 2002 statement of income while the remaining balance of ₱878 million is shown as part of "Write-off of disallowed receivables" in the 2002 statement of income. Pending the final resolution from ERC and the competent Court, the Parent Company provided an allowance for the remaining portion of the disallowances by the ERC amounting to ₱810 million shown as part of "Provision for probable losses on disallowed receivables" in the 2002 statement of income. On the ₱810 million VAT savings reflected as part of the mandated rate reduction, its recovery will be addressed by the ERC in a separate order. In a letter dated October 30, 2002, the ERC informed the Parent Company not to implement a change in the current procedure of using a portion of the VAT savings as part of the mandated rate reduction.

Of the total approved unbilled PPAs, however, ₱1.5 billion is still being evaluated by the ERC. This portion of the unbilled PPAs pertains to the transmission line fee charges of Quezon Power (Philippines) Limited Co. (QPPL) for the period January 1, 2000 to September 30, 2002. As of December 31, 2002, this increased to ₱1.7 billion (see Note 26d). The recoverability of these unbilled PPAs depends on the outcome of the evaluation of the ERC. Pending the final evaluation of the ERC, the Parent Company provided an allowance for a portion of these transmission line fee charges amounting to ₱829 million and is shown as part of "Provision for probable losses on disallowed receivables" in the 2002 statement of income. The allowance was estimated based on the ERC order discussed in Note 1d.

The ERC in the same Order has allowed the Parent Company to collect the unbilled PPAs of ₱5.7 billion (₱7.2 billion less ₱1.5 billion), through a schedule and amount to be provided by the ERC when it promulgates its Decision on the Parent Company's unbundled rate application.

According to the ERC's Decision on the Parent Company's rate unbundling, dated March 20, 2003, the Parent Company was authorized to recover the unbilled PPAs of ₱5.7 billion through its rates to customers by an amount equivalent to ₱0.0875 per kwh over a period of three years. In a manifestation filed with the ERC last April 1, 2003, the Parent Company stated that it would begin collecting the said amount beginning its April 2003 billing cycle.

Of the ₱5.7 billion PPAs allowed to be billed by the ERC, ₱4.1 billion is shown under "Deferred PPA" account and ₱1.6 billion under "Receivables" account in the 2002 balance sheet.

Deferred PPA in 2001 includes payments made, amounting to ₱2.1 billion, by the Parent Company to QPPL by virtue of its Purchase Power Agreement (Agreement) with QPPL. As discussed more fully in Note 26d, on February 22, 2002, the Parent Company and QPPL amended

the Agreement which provided for, among others, rebates on future deliveries subject to the satisfaction of certain conditions.

The deferred pass-thru fuel costs pertain to the cost of unconsumed gas. This represents the quantity of natural gas that was contracted for but not consumed by the Parent Company's suppliers because of the constrained dispatch of First Gas Power Corporation (FGPC) and FGP Corp. (collectively referred to as "First Gas" - see Notes 20 and 26c), with the combined capacity of 1,500 MW. Both the Sta. Rita (1,000 MW-capacity) and the San Lorenzo (500 MW-capacity) power plants of First Gas should have been dispatched at the stipulated capacity factor for the year 2002. For the whole year of 2002, the Parent Company was billed by First Gas for the cost of such unconsumed gas amounting to US$85 million. Such unconsumed gas can be consumed over a period of 10 years. The payment term is dependent upon the outcome of the dispute described below. The related liability is presented as part of "Accounts payable and other current liabilities - trade accounts payable" (see Note 17).

A dispute has arisen between First Gas and the Gas Sellers (Shell Philippines Exploration B.V., Shell Philippines LLC, Texaco Philippines, Inc, and PNOC Exploration Corporation) under the Gas Sale and Purchase Agreements (GSPA) between First Gas and the Gas Sellers. First Gas' position is that the Gas Sellers have breached the "Most Favored Nations Clause" (MFN) contained in their GSPA by failing to offer First Gas certain price terms that the Gas Sellers have offered to NPC in connection with NPC's 1,200MW Ilijan Power Plant. The Gas Sellers offered a deferred payment facility to NPC to finance payment for gas not taken but payable by NPC under its GSPA with the Gas Sellers for the Ilijan Power Plant. The Gas Sellers have not offered a deferred payment facility to First Gas. If the Gas Sellers had provided First Gas with a deferred payment facility pursuant to the MFN under the GSPA, the Parent Company's obligations to pay for unconsumed gas for 2002 would also be deferrable. Thus, the entire amount billed by First Gas to the Parent Company for the cost of such unconsumed gas is the subject of a bona fide dispute between First Gas and the Gas Sellers under their GSPA and as such is not payable at this time. First Gas intends to vigorously pursue its dispute with the Gas Sellers under their GSPA. The beneficiaries of the dispute are the Parent Company and the consumers. In case First Gas losses in the dispute, First Gas will collect from the Parent Company the deferred payments due to the Gas Sellers.

The Parent Company expects that with the increasing demand for electricity in 2005, First Gas will be in a position to utilize the unconsumed gas within the prescribed 10-year period.

Deferred charges mainly represent software cost, consultancy fees and other development expenditure related to the Parent Company's corporate-wide computerization program. The program involves all of the Parent Company's business processes, namely, customer service, distribution, materials management, finance, human resources, logistics and executive information system. Amortization charged to operations amounted to ₱879 million, ₱779 million and ₱727 million for the years ended December 31, 2002, 2001 and 2000, respectively.

"Others" include matured placements with a local bank, amounting to ₱272 million as of December 31, 2002 (₱383 million as of December 31, 2001), which were placed under receivership on April 26, 2000. A rehabilitation plan was drawn up to guarantee the servicing and eventual payment of all obligations and liabilities of such bank. On May 15, 2001, the Parent Company entered into a Memorandum of Agreement (MOA) with the major stockholders of the local bank for the repayment terms of the Parent Company's matured placements. Based on the

MOA and pursuant to the Liability Servicing Plan of the Rehabilitation Plan for the local bank dated July 12, 2001, 75% of the placements were converted into "Repayment Notes" which are payable over a period of three years commencing on September 14, 2002 and 25% of the placements were converted into "Promissory Notes" payable over a period of three years commencing on September 14, 2005. On October 5, 2001, the "Repayment Notes" due on September 14, 2002 was discounted. The Parent Company collected ₱111 million in 2001. The bank and its subsidiary have since been merged with another commercial bank and opened to the public on September 3, 2001.

In January 2001, Rockwell filed a claim for refund or issuance of Tax Credit Certificates (TCCs) with the Bureau of Internal Revenue (BIR) for its excess input VAT in the amount of ₱250 million covering the period December 1, 1999 to December 31, 2000. The TCCs were issued by the BIR in December 2001 and January 2002. Rockwell sold a portion of these TCCs to an affiliate at a discount. The unsold TCCs are shown as part of input VAT and creditable withholding tax.

10. Stockholders' Equity

a. Capital Stock

The details of the authorized, issued and subscribed capital stock follow:

	Mar 2003	Mar 2002	Dec 2002
		(Amounts in Millions)	
Preferred stock - 10%, ₱10 par value			
Authorized - 300,000,000 shares			
Issued Series B - 92,701,915 shares in Mar 2003, 88,018,928 shares in Mar. 2002 and 83,715,340 shares in 2002	**₱927**	₱880	₱837
Common stock - ₱10 par value			
Authorized:			
Class A - 648,000,000 shares			
Class B - 432,000,000 shares			
Issued - 995,734,487 shares in 2003, and 995,718,823 shares in 2002	**₱9,957**	₱9,957	₱9,957
Subscribed - 3,526,974 shares in Mar 2003 & Dec 2002 and 10,592,471 shares in Mar 2002	**36**	106	36
	₱9,993	₱10,063	₱9,993

Preferred Stock

Preferred stock are nonparticipating, nonconvertible into common stock and, like common stock, have no preemptive rights to subscribe to any or all issues or other disposition of preferred stock. Preferred stockholders are entitled to preferential cumulative dividends not exceeding 20% a year, payable generally on a quarterly basis. As approved by the SEC, redeemed stock are not considered retired and may be reissued.Series B preferred stock are redeemable five years from date of issue at the option of the Parent Company or holder upon 90 days notice. In cases where a service application would require installation of facilities, applying customers are required to pay deposits on subscriptions to preferred stock. Such

deposits, which are intended to cover the installation cost of the facilities, are payable immediately or over a maximum period of one year, at the option of the customer. Upon full settlement of the deposit, the Parent Company issues the underlying preferred stock to the customers

Common stock

Authorized shares of common stock of the Parent Company, which are listed at the Philippine Stock Exchange (PSE), are divided in two classes, to wit:

Class "A" - Comprising sixty percent (60%) of the common stock, which shall be subscribed by Filipino citizens or corporations or associations organized under the laws of the Philippines at least sixty percent (60%) of whose capital is owned by Filipino citizens; and

Class "B" - Comprising forty percent (40%) of the common stock, which may be subscribed by, transferred to and owned by either Filipino citizens or by aliens.

Ownership of the Parent Company's common stock by any person or entity shall not exceed 10% of the outstanding common stock, except for the two corporations which already own more than 10% as provided for in the Articles of Incorporation.

On February 24, 2003, the BOD approved a resolution to remove the stock ownership cap of 10% in the Parent Company's by-laws. The resolution is subject to approval by the Parent Company's stockholders and the SEC.

b. *Employee Stock Ownership Plan (Plan)*

The Parent Company's Plan entitles regular employees of the Parent Company and its subsidiaries and retirees of the Parent Company to purchase shares of common stock of the Parent Company on offering years at a purchase price, and payment and other terms to be defined at the time of offering. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the PSE during a 30-day calendar period that ends two weeks before the start of the offering year. The terms of the Plan include, among others, a two to three-year holding period of the purchased shares and authorizes cancellation of the purchase prior to full payment of the purchase price.

As of December 31, 2002, accumulated cancelled shares from participants totaled 7,049,833 shares. It has been the Parent Company's policy to re-offer cancelled shares to qualified participants in subsequent offerings. Since the Parent Company does not expect to have an offering in the very near future, the BOD has allowed the cancellation of these shares effective December 31, 2002. The cancellation is reflected as a reversal of the subscribed common shares and the corresponding subscriptions receivable and additional paid in capital in the 2002 statement of changes of stockholders' equity.

c. Retained Earnings

On July 23, 2001, the BOD approved the transfer from unappropriated retained earnings of ₱6.6 billion to appropriated retained earnings for long-term expansion and improvement projects.

11. Long-term Debt

	Parent Company		Consolidated		
	Mar 2003	Mar 2002	**Mar 2003**	Mar 2002	Dec 2002
			(Amounts in Millions)		
Parent Company – Secured					
First Mortgage Bonds issued for:					
Gross availments from various credit facilities:					
US dollar term loans at annual interest rates ranging from 7.76% to 9.3%, payable in semi-annual installments up to 2012	**₱7,207**	₱7,219	**₱7,207**	₱7,219	₱7,135
Japanese yen term loans at annual interest rates of 5.5% and 5.7%, payable in semi-annual installments up to 2010	**3,689**	3,491	**3,689**	3,491	3,583
Deutschmark term loans at annual interest rate of 6.0%, payable in semi-annual installments up to 2005 *	**471**	501	**471**	501	441
US dollar term loans at annual interest rate of LIBOR plus 0.65%, payable in semi-annual installments up to 2009	**₱134**	₱–	**₱134**	₱–	₱93
US dollar term loan at annual interest rate of 2.7%, payable in semi-annual installments up to 2002	**–**	–	**–**	–	–
	11,501	11,211	**11,501**	11,211	11,252
Parent Company - Unsecured					
US dollar term loan at annual interest rate of LIBOR 6 months plus 1.6%, payable in semi-annual installments up to 2005	**6,552**	6,120	**6,552**	6,120	6,390
US dollar term loan at annual interest rate of LIBOR 6 months plus 1%, payable in semi-annual installments up to 2005	**5,460**	5,100	**5,460**	5,100	5,325
Philippine peso term loan at annual interest rate of 10.93%, payable in quarterly installments up to 2005	**2,880**	3,000	**2,880**	3,000	2,910

Philippine peso term loan at annual interest rate of 11.78%, payable in quarterly installments up to 2006	**560**	600	**560**	600	**600**
Philippine peso loans payable to government entities with average annual interest rate of 3.5%, payable in quarterly installments up to 2011	**24**	31	**24**	31	26
	15,476	14,851	**15,476**	14,851	15,251
Rockwell - Secured by Rockwell Assets					
Long-term commercial payable (LTCPs)	–	–	**1,275**	2,305	1,333
Loans from various banks	–	–	**911**	992	936
Syndicated loan payable to a local bank	–	–	**714**	714	714
	–	–	**2,900**	4,011	2,983
	26,977	26,062	**29,877**	30,073	29,486
Less: Current Portion	5,465	1,186	**5,490**	1,238	6,065
	21,512	**24,876**	**24,387**	28,835	**23,421**

**Converted to Euro on January 1, 2002 at 1 Euro = 1.95583 Deutschmark*

Parent Company

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱78.3 billion as of December 31, 2002 and ₱76.1 billion as of December 31, 2001) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisition of additional franchise areas; disposition of significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. For the years ended December 31, 2002, 2001 and 2000, the Parent Company did not comply with the minimum rate of RORB of 8% and financial reporting as required by two foreign secured creditors. In addition, for the year ended December 31, 2002, the Parent Company did not comply with certain financial ratios required by its unsecured creditors. The Parent Company is in the process of securing waivers with the concerned secured and unsecured creditors for the noncompliance of certain financial ratios and financial reporting.

On February 8, 2002, the Parent Company executed a Master Credit Agreement (MCA) with Credit Lyonnais whereby the latter granted the Parent Company a credit facility up to an aggregate maximum amount of US$10 million. With respect to the MCA, the Parent Company has committed obligations, amounting to US$8 million as of December 31, 2002, for the funding of two major projects to be completed by foreign suppliers until the second quarter of 2004. Actual loan drawdown amounted to US$1.7 million as of December 31, 2002. Drawdowns under MCA shall represent scheduled payments to the foreign suppliers under the respective supply contracts.

The estimated schedule of repayments of long-term debt of the Parent Company is as follows:

	Amount in Original Currency				Total
		Japanese		Philippine	Peso
Year	US Dollar	Yen	Deutschmark*	Peso	Equivalent
			(Amounts in Millions)		

2003	78	1,011	6	286	₱5,071
2004	99	1,011	6	1,305	7,205
2005	76	1,011	4	1,815	6,403
2006	13	1,011	–	124	1,275
2007 thereafter	88	4,046	–	6	6,549
	354	8,090	16	3,536	₱26,503

**Converted to Euro on January 1, 2002*

Rockwell

LTCPs
The LTCPs are payable in 12 equal quarterly payments commencing on the first quarter of 2002. The interest rate shall be equivalent to the applicable 91-day Philippine Treasury bill rate, plus a spread of two and one-fourth percent (2 1/4%). The LTCPs are secured by a Mortgage Trust Indenture over investments in real properties with a carrying value of ₱ 3.6 billion as of December 31, 2002.

Loans from Various Banks
Loans from various banks have annual interest rates ranging from 8.41% to 15.00% in 2003 and 2002. Trade receivables from sale of existing condominium units amounting to ₱106 million as of December 31, 2002, and certain parcels of land with an estimated carrying value of ₱900 million as of December 31, 2002, have been assigned as security for these loans.

Syndicated Loan
The Syndicated loan (with an original amount of ₱1 billion) is payable in three years inclusive of a one and a half year grace period in equal principal quarterly installments commencing at the end of the 6th quarter from drawdown date of November 1999. The interest rate for the ₱250 million portion of the loan is fixed at 14.5% per annum while the interest rate for the remaining ₱750 million is variable based on cost of funds plus 2.5% per annum payable quarterly in arrears.

In December 2002, the outstanding balance of the syndicated loan of ₱714 million was restructured extending the maturity date to December 2005. Under the terms of the restructuring agreement, the syndicated loan will be repaid in single lump sum on maturity date. Trade receivables from the "Manansala" condominium project maturing in 2005 and investments in real properties with a carrying value of ₱3.6 billion as of December 31, 2002 have been assigned as security for these loans.

The schedule of repayments of Rockwell long-term debt is as follows:

2003	₱994
2004	994
2005	995
	₱2,983

The "Power Plant" includes borrowing costs incurred in connection with its construction and development amounting to ₱252.6 million as of December 31, 2002 No borrowing costs were capitalized in March 2003 and 2002.

12. Notes Payable

	Parent Company		Consolidated		
	Mar 2003	Mar 2002	**Mar 2003**	Mar 2002	Dec 2002
			(Amounts in Millions)		
Parent Company – Unsecured					
US dollar loans with annual interest rates ranging from 3.0% to 4.3% in 2002, 3.6% to 7.93 % in 2001 and 9.84% to 11.00% in 2000	**₱4,865**	₱5,202	**₱4,865**	₱5,202	₱4,742
Philippine peso loans with annual interest rates ranging from 6.5% to 9.25% in 2002 and 11% to 12% in 2001 and 6.77% to 8.69% in 2000	**1,670**	2,734	**1,670**	2,734	1,925
Rockwell - Secured by Rockwell Assets					
Philippine peso term loans with annual interest rates ranging from 8.41% to 15% in 2002, 13.5% to 16.50% in 2001 and 17.25% to 20.5% in 2000	**–**	–	**–**	–	90
MIESCOR – Unsecured					
Philippine peso term loans with annual interest rates ranging from 7.8% to 18.3% in 2002, 14.6% to 18.3% in 2001 and 11.5% to 14.3% in 2000	**–**	–	**475**	544	492
CIS – Unsecured					
Philippine peso term loans with annual interest rates ranging from 14% in 2002, 14% to 14.75% in 2001 and 11.25% to 11.375% in 2000	**–**	–	**–**	80	44
	₱6,535	₱7,936	**₱7,010**	₱8,560	₱7,293

On August 3, 2001, Rockwell and First Philippine Holdings Corporation (FPHC), a shareholder, entered into an option contract whereby the latter can purchase two parcels of land with a total area of about 3,008 square meters at an option price of 100,000 per square meter. The option period shall be for a period of two years.

13. Customers' Deposits

	Parent Company and Consolidated		
	Mar 2003	Mar 2002	Dec 2002
	(Amounts in Millions)		
Meter and service deposits - net of current portion	**₱9,119**	₱8,075	₱8,898
Interests on meter and service deposits - net of current portion	**3,136**	3,980	3,026
Advance payment received from a customer - net of current portion (see Note 17)	–	804	–
	₱12,255	₱12,859	₱11,924

Meter deposits cover 50% of the cost of the metering equipment while the service deposits secure payments of the monthly bills for electricity consumption and are equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, upon termination of the contract, provided that the metering equipment is returned in good condition and all accounts in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceeds the customer's current monthly bills, a refund of the excess can also be made.

Meter and service deposits earned interest at 6% per annum prior to 1995. In 1995, the then ERB issued new standard rules and regulations governing electric utilities, which includes among others, increasing the interest rate of these deposits from 6% to 10%. The Parent Company filed a motion for reconsideration which was given due course by the then ERB. In 2000, the then ERB resolved the motion maintaining its stand on the 10% interest but allowed the Parent Company to apply the interests due on the monthly bills of customers. The amendatory order issued in 2000 is yet to undergo publication in the official gazette or a newspaper of general circulation before it becomes effective. Since 1995, the Parent Company has been accruing interest based on 10% but continues to give refund at 6%. On January 10, 2003, the Parent Company submitted an application with the ERC requesting for a reduction of the interest rate.

Interests on meter and service deposits are determined using the simple computation method. The Parent Company's external legal counsel is of the opinion that, since there is no expressed stipulation in the Terms and Conditions of Service, as approved by the then ERB for the Parent Company and the consumers, that interest shall earn compounded interest, then *ipso facto* the 6% interest cannot be compounded.

Meter and service deposits and related accrued interest which are estimated to be refunded the following year, based on historical experience, are shown separately as part of "Accounts payable and other current liabilities" account in the parent company and consolidated balance sheets.

Advance payment received from major industrial customers (referred to as "customer") represents advance payment equal to the present value of a customers' expected future electrical requirements for the next one to three years, as specified in the advance payment agreement. Settlement of the customer's actual electric bill is done on a monthly basis wherein either party remits the difference from the pre-agreed credit in US dollar, until termination of the agreement. Advance payment to be applied the following year is shown as part of "Accounts payable and other current liabilities" account. The difference between the total amount received and the total pre-agreed credit is amortized using the effective interest rate method and recorded as part of

"Interest expense on customers deposit" account . In the event of pre-termination by either party, the Parent Company shall refund the unused portion of the advance payment in US dollar calculated by marking to market the outstanding cash flows based on the pre-agreed benchmark rates.

14. Related Party Transactions

The following significant transactions have been entered into by the Parent Company with the following related parties for the year 2002:

Related Party	Relationship with Parent Company		Purchases from Related Parties	Amounts Owed by Related Parties	Amounts Owed to Related Parties
				(Amounts in Millions)	
FGPC	Affiliate	2002	20,615	–	3,540
FGP Corp.	Affiliate	2002	4,964	–	1,731
MIESCOR	Subsidiary	2002	200	202	–
CIS	Subsidiary	2002	81	98	–
Soluziona	Joint Venture	2002	396	4	–
GEPMICI	Associate	2002	378	–	–

FGPC and FGP Corp. are subsidiaries of FPHC.

Purchases
Purchases from related parties consist of purchases of power (FGPC and FGP Corp.), construction services (MIESCOR), information technology services (CIS and Soluziona), and goods (GEPMICI). These are made at normal market prices.

Revenues
In the ordinary course of business, the Parent Company provides electricity to related parties within its franchise area. The rates for these related parties are comparable with those from unrelated parties. Other transactions with related parties consist of cash advances.

15. Expenses

Operations and Maintenance

	Parent Company		Consolidated		
	Mar 2003	Mar 2002	**Mar 2003**	Mar 2002	Dec 2002
			(Amounts in Millions)		
Salaries, wages and employee benefits	**₱1,307**	₱1,187	**₱1,335**	₱1,269	₱4,563
Contractors' services	**332**	151	**334**	154	1,962
Retirement expense (see Note 23)	**0**	0	**0**	2	1,144
Provision for doubtful accounts	**107**	97	**107**	97	498
Materials and supplies	**77**	52	**81**	56	334
Provision for inventory obsolescence and decline in value	**0**	0	**0**	0	362
Transportation and travel	**41**	45	**42**	49	184
Corporate expenses	**17**	50	**20**	65	148
Property insurance	**0**	13	**0**	16	87
Others	**246**	280	**320**	355	1,436
Total	**₱2,127**	₱1,875	**₱2,239**	₱2,063	₱10,718

Depreciation and Amortization

	Parent Company		Consolidated		
	Mar 2003	Mar 2002	**Mar 2003**	Mar 2002	Dec 2002
			(Amounts in Millions)		
Depreciation at cost	**₱923**	₱657	**₱980**	₱723	₱3,343
Depreciation on appraisal increase (see Note 27)	**203**	279	**203**	279	993
Deferred charges (see Note 13)	**79**	165	**79**	165	879
	₱1,205	₱1,101	**₱1,262**	₱1,167	₱5,215

16. Retirement Plan

The Parent Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its employees. The fund is held in trust by the Board of Trustees of the Meralco Pension Fund.

Based on a valuation conducted by an independent actuary as of January 1, 2000, total present value of accumulated benefits amounted to ₱11.7 billion while the plan assets amounted to ₱8.5 billion. The principal actuarial assumptions used to determine retirement benefits were an investment yield of 13% and salary increases of 10% to 14%. Actuarial valuations are made every three years.

Under ASC SFAS 24, "Retirement Benefits Costs," the cost of defined retirement benefits, including those mandated under RA No. 7641, should be determined using an accrued benefit valuation method or a projected benefit valuation method, both of which require an actuarial valuation. Rockwell did not update its actuarial valuation. The management of Rockwell believes, however, that the effect on the financial statements of the difference between the amount recorded and the amount that would have been booked had they updated their valuation is not significant. Rockwell management plans to update their actuarial valuation in 2003. Retirement expense charged to operations amounted to ₱2.7 million each in 2002, and 2001.

MIESCOR has a funded, noncontributory defined benefit pension plan covering substantially all of its employees. At October 31, 2001, the latest valuation date, actuarial present value of pension benefits amounted to ₱46.2 million. The fair value of plan assets amounted to ₱16.4 million. The principal actuarial assumptions used to determine pension benefits were a discount rate of 10% and salary increases of 8%. Actuarial valuations are made every three years.

CIS has a funded, contributory retirement plan covering all of its employees. At January 1, 1999, the actuarial present value of retirement benefits amounted to ₱16 million. The fair value of the plan assets amounted to ₱35 million. The principal actuarial assumption used to determine retirement benefits was a discount rate of 9% per year, compounded annually. Actuarial valuations are made at least every three years.

17. Financial Instruments

The Parent Company has long-term unsecured floating rate dollar debt totaling US$220 million. The Parent Company entered into various interest rate swap agreements generally to swap its floating rate dollar obligations to fixed rate amounts for notional amounts covering 91% of the total unsecured dollar debt. These agreements will expire upon maturity of long-term debt.

The interest rate swap agreements for the US$120 million debt consist of a zero-cost collar that limits the Parent Company's interest rate exposure to between 5.98% and 8% and a fixed rate swap of 5.92% for the period January 19, 2001 to January 19, 2002. The Parent Company subsequently amended the fixed rate swap to a forward rate set structure which reduced the fixed

rate to 3.3% for the period July 19, 2002 to April 19, 2003 and to a rate to be determined from August 7, 2003 to October 16, 2003 for the interest period of April 19, 2003 up to termination date.

The interest rate swap agreements for the US$100 million debt consist of a structure which fixed the interest rate at 6.37% for as long as the 6-month USD LIBOR is less than 7.5% and a subsidy of 1.13% if the 6-month USD LIBOR is greater than or equal to 7.5%, and a structure which fixed the interest rate at 6.425% with a trigger at 7.5%. In 2001, the Parent Company entered into a forward rate set structure which overlays the trigger swap and reduced the fixed rate to 5.675% for the period April 3, 2001 to October 3, 2002. The fixed rate was subsequently reduced to 4.58% effective April 3, 2002 to April 3, 2003 and to a rate to be determined from July 23, 2003 to October 1, 2003 for the interest period of April 3, 2003 up to termination date.

The Parent Company entered into a JPY-USD interest rate amortizing swap with notional amount of JPY5.5532 million where the Parent Company receives a fixed rate of 5.7% and pays 6-month USD LIBOR. As of December 31, 2002, outstanding notional amount of the swap is JPY4,917,489. In January 2003, this swap was pre-terminated at a realized gain of US$450,000.

The interest rate differential, which represents the present value of the excess of interest cost under these interest rate structures over current market interest rates amounted to ₱738.1 million as of December 31, 2002. Such amount is not included in the determination of net income under the current accounting practice.

For the US$220 million debt, the weighted average interest rate at drawdown was 7.83% that included 6-Month USD LIBOR plus spread. Information and analysis of the financial market at that time showed a bias toward increasing US Dollar interest rates. Management therefore entered into the interest rate structures described above to ensure that the Parent Company's effective interest rates on its long-term debt do not exceed 7%.

18. Contingent Liabilities

a. The Parent Company, MIESCOR and Rockwell have contingent liabilities with respect to claims, lawsuits and taxes. Management, after consultations with outside counsels, believes that the final resolution of these issues will not materially affect the Company's financial position and results of operations.

b. Additional claims of a contractor of Rockwell with respect to the development and construction of the condominium units against Rockwell were resolved in November 2001. Additional amounts to be paid to the contractor have been reflected in the 2001 consolidated financial statements as a charge to cost of real estate and allocated to remaining unsold units for income tax purposes.

19. Significant Contracts and Commitments

Significant contracts and commitments include:

a. NPC

The Parent Company entered into a 10-year Contract for the Sale of Electricity (CSE) with the government-owned firm, NPC, commencing on November 21, 1994. One of the provisions of RA No. 9136 is for NPC to submit to ERC for approval Transition Supply Contracts (TSC) with distribution utilities before year-end 2001. Under the said law, utilities having TSCs with NPC may nominate their contract demand. The Parent Company, in a September 8, 2001 letter, signified its intention to enter into a TSC with NPC. NPC did not respond to the letter. Instead, it assessed the Parent Company starting January 2002 with a monthly penalty based on the contracted volumes under the CSE which should have been already superseded by the TSC. The Parent Company in a letter dated February 20, 2002 cited its reasons for its refusal to pay the penalty and also served notice that it is exercising its right to terminate as provided in the CSE.

Without prejudice to a legal settlement of the issues pertaining to the CSE, the Parent Company started exploring with the government a mutually acceptable route which would address the CSE while meeting the transition supply requirement under RA 9136. The Parent Company and NPC executives met several times in the year 2002 for this purpose. As of April 25, 2003, however, no Transition Supply Contract has been signed.

The penalties amounted to ₱14.685 billion as of December 31, 2002. The disputed amount pertains to the difference between the contracted capacity/energy and the actual deliveries/purchases. In addition, NPC has charged the Parent Company interest for the unpaid penalties amounting to ₱797 million as of the December 31, 2002. In the event the Parent Company will be obliged to pay these amounts, these shall form part of the Parent Company's purchased power cost. The Parent Company did not pay the disputed amount as the grounds for which the penalty may be imposed did not arise, among other reasons. The Parent Company did not accrue for these disputed bills and interest charges and the corresponding receivable from its customers. Meanwhile, on March 25, 2003, Meralco served a written demand to NPC for payment of claims amounting to ₱8.311 billion, for the following: NPC's failure to provide service to Meralco IPPs, recovery of the 50% penalty for excess imbalance charges, imbalance charge adjustments, back-up energy rates, no-credit over-deliveries, NPC's failure to turn over directly-connected customers to Meralco, and the delay in the commissioning of QPPL's transmission line.

The Parent Company has entered into mediation talks with NPC to resolve and settle the outstanding issues arising from the CSE. On April 28, 2003, an agreement has been reached as follows:

a. Reduction of NPC penalty to P20B payable over 5 years
b. Dispatch of Meralco IPPs at MEQ levels
c. New volume of power to be sourced from NPC until 2004

These agreements are expected to have a net effect of reducing overall purchased power cost to the benefit of Meralco customers.

Total purchased power from NPC amounted to ₱13.63 billion and ₱15.76 billion for the quarter ended March 31, 2003 and 2002, respectively. Prior to the implementation of NPC's unbundled charges on September 26, 2002, NPC's charges were not segregated between generation and transmission.

b. National Transmission Company (TRANSCO)

Pursuant to Section 8 of RA 9136, TRANSCO was created and assumed the electrical transmission function of NPC.

c. FGPC and FGP Corp.

The Department of Energy (DOE) in December 1994 asked the Parent Company to provide the 1,500 MW market for the expected 3,000 MW output of the Camago (Malampaya) gas field. The accelerated development of the field was in line with the government's energy self-reliance program and called for the simultaneous development of the field, the construction of the pipeline infrastructure, and the setting up of the downstream facilities (essentially gas-fired power plants) so that gas is landed in Luzon to supply a 2,000 MW market by 2000 and an additional 1,000 MW market by 2002. After a series of exchanges of communications, subject to certain conditions on the matter, the Parent Company in a letter to the DOE reiterated its commitment to absorb the 1,500 MW output of the Camago (Malampaya) field and nominated First Gas Holdings, Inc., an affiliate of the Parent Company, as the developer of the entire 1,500 MW capacity.

On March 14, 1995 and January 9, 1997, the Parent Company entered into purchased power agreements (Agreements) with independent power producers (IPP) FGPC and FGP Corp., respectively. Under the terms of the Agreements, these IPPs are committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The Agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

The Parent Company entered into a Substation Interconnection Agreement with NPC and FGPC for: (a) the construction, ownership, operation and maintenance of a dedicated 35-kilometer transmission line from the power plant of FGPC to the NPC substation; (b) the interconnection of the power plant to the NPC Grid System; and (c) the receipt and delivery of energy and capacity from the power plant of FGPC to the Parent Company's point of receipt. Similarly, the Parent Company entered into an Interim Interconnection Agreement with NPC and FGP Corp. whereby NPC will be responsible for the delivery and transmission of all energy and capacity from the power plant of FGP Corp. to the Parent Company's point of receipt.

d. QPPL

The Parent Company entered into an Agreement with QPPL on August 12, 1994 and amended the same on December 1, 1996. Under the terms of the amended Agreement, QPPL is committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from QPPL, subject to certain terms

and conditions specified therein. The Agreement shall terminate on the date of the 25th anniversary of the commercial operation date of the power plant (Plant) of QPPL.

The Parent Company also entered into a Transmission Line Agreement (TLA) with QPPL on June 13, 1996 (amended on December 1, 1996). Pursuant to the PPA and the TLA, QPPL is responsible for obtaining all necessary rights-of-way for, and for the siting, design, construction, operation and maintenance of the Transmission Line while the Parent Company is obligated to pay all costs and expenses incurred by QPPL in connection with the siting, design and construction, operation and maintenance of the Transmission Line (including unforeseen cost increases, such as those due to new regulations or taxes) through payment of periodic transmission charges.

The term of the TLA will extend to the duration of the term of the PPA, commencing on the date of execution of the TLA and expiring on the 25th anniversary of the Commercial Operations Date. The term of the TLA is subject to renewal on mutually acceptable terms in conjunction with the renewal of the term of the PPA. Under the TLA, the Parent Company is obligated to make a Monthly Capital Cost Recovery Payment and a Monthly Operating Payment to QPPL.

In mid 2001, the Parent Company and QPPL were in discussions regarding the amendment of certain provisions of the Agreement. The changes to the Agreement primarily relate to the reallocation of risks relating to the performance and dispatch of the Plant of QPPL. Pursuant to the amended terms of the Agreement, the Parent Company will, in general, bear risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. On February 22, 2002, the Parent Company and QPPL signed Amendment No. 3 to the Agreement (Amendment No. 3). The Amendment No. 3 provides for, among others, the following:

- Payment by QPPL of higher shortfall penalties in the event QPPL fails to meet monthly delivery obligations due to the poor technical performance of its Plant which is the result of QPPL's fault or negligence;

- Recovery and payment of certain variable operating, maintenance and fuel costs incurred by QPPL due to its Plant being dispatched at partial load;

- Payment of rebates by QPPL to the Parent Company subject to the satisfaction of certain conditions;

- Sharing of revenue for deliveries in excess of the minimum guaranteed electrical quantity;

- Payment by the Parent Company of US dollar denominated portions of fixed and variable payments in US dollars; and

- Subject to certain exceptions and conditions, QPPL will be deemed to have delivered electricity under circumstances where its Plant is declared available but is not dispatched at the full load declared as available.

In addition to the Amendment No. 3, the Parent Company and QPPL signed on February 22, 2002 a Settlement and Release Agreement, which provides for the release of both parties from

existing claims, known and unknown, relating to parties' past performance or nonperformance under the Agreement.

Although the Parent Company and QPPL have signed the Amendment No. 3 and the Settlement and Release Agreement, the effectivity of the Amendment No. 3 and the Settlement and Release Agreement are subject to the approval of the ERC, the lenders of QPPL and the BOD of the respective parties.

In a letter dated February 26, 2003, the Parent Company informed QPPL that it is contemplating to withdraw the petition for approval of Amendment No. 3 from the ERC due to certain concerns raised by the ERC. The letter provided that the Parent Company will inform QPPL whether it will terminate Amendment No. 3 or refile the same with the ERC for approval after 90 days or such additional period as may be agreed upon by both parties. QPPL has signified its conformity to the Parent Company's proposal. On March 4, 2003, the Parent Company filed a Motion to withdraw the petition.

Details of purchased power follow:

	Mar 2003	Mar 2002
	(Amounts in Millions)	
NPC and Transco	**₱13,635**	₱15,757
FGPC and FGP Corp.	**9,413**	5,565
QPPL	**3,437**	2,581
Others	**303**	927
	₱26,788	₱24,830

Total commitments for the purchase of power from FGPC, FGP Corp and QPPL is estimated as follows:

Year	Minimum Economic Quantity (MEQ)	Equivalent Amount*
	(In KWH)	*(In Billions)*
2003	14,297	₱67.797
2004	14,327	67.929
2005	14,297	67.797
2006	14,297	67.797
2007	14,297	67.797
2008 & onwards	246,774	1,168.600

** Based on MEQ rates*

The purchased power cost shown separately as part of "Other income (charges)" in the statements of income relates to the systems loss in excess of the cap allowed under the "Anti-Pilferage of Electricity and Theft of Electric Transmission Lines/Materials Act of 1994" (RA No. 7832) of 9.5%, which the Parent Company is not allowed to recover from its customers. These amounts are shown separately to determine the operating income of the Parent Company for purposes of computing the RORB.

20. Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is calculated by dividing the net income for the period attributable to common shareholders [net income (loss) for the period less dividends on preferred shares] by the weighted average number of common shares outstanding during the period.

For the purpose of calculating diluted earnings (loss) per share, the net income (loss) attributable to common shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares arising from the exercise of share options. The number of common shares is the weighted average number of common shares plus the weighted average number of common shares which would have been issued on the conversion of all the dilutive potential common shares into common shares. Share options are deemed to have been converted into common shares on the date when the options were granted.

Earnings (Loss)

	Mar 2003	Mar 2002	Dec 2002
		(Amounts in Millions)	
Net loss	**(₱325)**	(₱73)	(₱2,015)
Cash dividends on preferred stock	**(17)**	(17)	(74)
Earnings (loss) including depreciation on appraisal increase (a)	**(342)**	(90)	(2,089)
Depreciation on appraisal increase (see Note 21)	**203**	279	993
Earnings (loss) excluding depreciation on appraisal increase (b)	**(₱139)**	₱189	(₱1,096)

Shares

	Mar 2003	Mar 2002	Dec 2002
Weighted average common shares – beginning	**1,006,311,294**	1,006,311,294	1,006,311,294
Stock dividend - 20%	–	–	–
Cancelled subscriptions in 2002	–	–	(7,049,833)
Weighted average common shares - basic (c)	**1,006,311,294**	1,006,311,294	999,261,461
Number of shares under option	–	–	13,682,584
Weighted average number of shares that would have been issued at fair value	–	–	(40,370,649)
Adjusted weighted average common shares - diluted	**1,006,311,294**	1,006,311,294	972,573,396

Per Share Amounts

	Mar 2003	Mar 2002	Dec 2002
Basic:			
Including depreciation on appraisal increase (a/c)	**(₱0.34)**	(₱0.09)	(₱2.09)
Excluding depreciation on appraisal increase (b/c)	**(0.14)**	0.19	(1.10)

Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common shares during the period exceeds the exercise price of the option.

In March 2003 and 2002 where the effect on EPS of the assumed conversion of stock option would be anti-dilutive, diluted EPS is the same as basic EPS.

21. **Other Matters**

a. The economic developments in the Asian region continue to affect the Philippines. The Parent Company and its subsidiaries will continue to be affected in the foreseeable future by the economic events in the country including fluctuations in the foreign exchange rate. The related effects will be reported in the financial statements as they become known and estimable.

   The Parent Company, however, is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments in customers' bills in accordance with CERA II (ICERA under the unlandled rate structure).

b. RA No. 9136, the "Electric Power Industry Reform Act (Act) of 2001," was signed into law on June 8, 2001 and took effect on June 26, 2001. RA No. 9136 provides for the privatization of NPC and the restructuring of the electric power industry. IRR was approved by the Joint Congressional Power Commission on February 27, 2002.

   The Act and the IRR have an impact on the industry as a whole and the Parent Company in particular. The Act and the IRR provides for, among others: (a) the transfer of NPC's generation assets and liabilities, including its obligations under IPP contracts, to Power Sector Assets and Liabilities Management Corporation (PSALM) within six months of the effectivity of the Act; (b) the privatization of NPC's generation assets and IPP contracts assumed by PSALM taking into consideration buy-out provisions, Philippine Government performance undertakings and possible bilateral renegotiations; (c) the transfer of NPC's transmission functions, assets, and liabilities to the TRANSCO within 6 months from the effectivity of the Act; (d) the establishment of a Wholesale Electricity Spot Market (WESM) within one year from the effectivity of the Act, with rules to be jointly formulated by the DOE and market participants; (e) the abolition of the ERB and the creation of ERC; (f) the structural and functional unbundling of electric power industry participants' business activities into generation, transmission, distribution and supply for the purpose of separating regulated and non-regulated business activities; (g) the removal of cross-subsidies in power prices; (h) introduction of competition in the generation and supply of power; and (i) unbundling of electricity rates and charges.

   RA No. 9136 and the IRR also provide for the following: (a) distribution utilities, such as the Parent Company, will provide open and nondiscriminatory access to its distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) NPC and distributors shall have filed their proposed unbundled charges within six months from the Act's effectivity; (d) distributors shall file a Business Separation Unbundling Plan (BSUP) with the ERC by

December 26, 2002; (e) residential users shall get a ₱0.30 per kwh reduction in power rates to be provided by NPC and passed on by distributors starting August 2001; (f) the power to grant electric distribution franchises shall be vested solely in Congress, thereby repealing or amending Sec. 43 of Presidential Decree 269 (The National Electrification Decree); (g) NPC shall segregate its sub-transmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (h) NPC shall file, with the ERC within six months from the effectivity of the Act, TSC negotiated with distributors; and (i) distribution companies may engage in related business, provided up to 50 percent of the income from the related business shall be used to lower wheeling charges.

The law also empowers the ERC to enforce rules to encourage competition and penalize anti-competitive behavior. The law also imposes the following additional safeguards: (a) no company or person in generation, distribution, or supply shall be allowed to hold interest in the TRANSCO; (b) no company or person shall be allowed to own or control more than 30% of a grid's installed generating capacity and/or 25 percent of the national installed capacity; (c) distributors can source a maximum of 90 percent of their demand through bilateral contracts with generators for five years after the creation of the WESM; and (d) distributors cannot source more than 50% of their total demand from affiliated generators.

In accordance with Section 43(b) of RA No. 9136, ERC promulgated the Grid and Distribution Codes (Codes) in December 2001, which, among others, specified technical and financial performance standards for the industry participants. The ERC is mandated to enforce compliance with the Codes. Also in accordance with RA 9136, the DOE promulgated the WESM Rules on June 28, 2001 after being endorsed by the industry participants.

Electric distribution utilities are mandated to file by the end of 2002 a Business Separation Unbundling Plan (BSUP) for approval by the ERC, pursuant to Section 36 of RA 9136 requiring structural and functional unbundling of business activities of electric industry participants. The ERC has, however, extended this deadline. On January 29, 2003, the ERC released for comments the Business Separation Guideline which provides the framework.

Based on the initial assessment made by the Parent Company, it is in the process of complying with the provisions of RA No. 9136 and the IRR.

c. Certain accounts in the Parent Company and consolidated financial statements as of and for the quarter ended March 31, 2003 and 2002 were reclassified to conform with the 2003 financial statement presentation.

MANILA ELECTRIC COMPANY

COMPUTATION OF RATIO OF UNAPPROPRIATED RETAINED EARNINGS OVER TOTAL PAID-IN CAPITAL
As of March 31, 2003 and 2002
(With comparative audited figures for the year ended December 31, 2002)
(In Million Pesos, except Ratio)

	Mar 31- 2003	Mar 31- 2002	Dec 31- 2002
Preferred stock	927	880	837
Common stock	9,993	10,063	9,993
Capital in excess of par value	2,977	3,445	2,974
Deposits on subscriptions to preferred stock	150	155	150
Subscriptions receivable, common stock	(57)	(169)	(58)
TOTAL PAID-IN CAPITAL (a)	**13,990**	**14,374**	**13,896**
UNAPPROPRIATED RETAINED EARNINGS (b	**(13,649)**	**15,540**	**14,255**
RATIO (b / a)	**-97.56%**	**108.11%**	**102.58%**

Section 43 of the Corporation Code states that "Stock corporations are prohibited from retaining surplus profits in excess of one hundred (100%) percent of their paid-in capital stock."

1. **Format for Aging of Accounts Receivable**
(Per Circular for Broker No. 2164 - 99)

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
Aging of Consolidated Accounts Receivable
As of March 31, 2003
(In Million Pesos)

Type of Accounts Receivable		Total	1-30 days	31-60 days	61-90 days	Over 90 days
a) Trade Receivables						
Regular General Service						
Private	P	8,584	7,709	138	59	678
Government		190	122	16	5	47
General Power						
Private		8,852	7,913	206	91	642
Government		2,095	1,451	208	26	410
Flat / Streetlights						
Private		28	13	2	1	12
Government		297	129	23	16	129
Sub - Total						
Private		17,464	15,635	346	151	1,332
Government		2,582	1,702	247	47	586
Others (Subsidiaries)		424	141	116	35	131
Gross Trade Receivables		**20,470**	**17,478**	**709**	**233**	**2,049**
Less: Allowance for Doubtful Accounts		1,563				1,563
Net Trade Receivable		**18,907**	**17,478**	**709**	**233**	**486**
b) Non-trade Receivables						
Notes Receivable		0	0			
Others		0	0	0	0	0
Total Non-trade		0	0	0	0	0
Net Receivables (a + b)		**18,907**	**17,478**	**709**	**233**	**486**

2. Accounts Receivable Description

Type of Receivable	Nature/Description	Collection Period (Ave)
1) Trade Receivables		
a) Regular General Service	Mostly residential customers	24 days
b) General Power	Combination of commercial and industrial customers	24 days
c) Flat / Streetlights	Mostly streetlights and hospitals	24 days
d) Others	Receivables of various subsidiaries	30 days

3. Normal Operating Cycle: (Receivables) **30 DAYS**

"sec1stqtr2003.xls/mydocc/arsked

MERALCO 2003

1st Quarter Report

The company's total kilowatthour sales volume for the first quarter 2003 reached 5,470.5 million kWh, increasing by 9.3 percent from the 5,006.98 M kWh sold for the same period in 2002.

Sales to residential customers grew the strongest at 11.6 percent, followed by commercial and industrial sales at 9.8 percent and 5.9 percent, respectively. Sales to streetlights showed a modest increase of 2.9 percent.

Reflecting the mandated 16.7 centavo reduction per kWh on our basic rates, Meralco achieved operating revenues of P31.2 billion for the quarter ended March 31, 2003, an increase of 7.1 percent from last year's P29.1B. This was due to an increase in volume sales, and increases in the purchased power cost and CERA revenues.

Operating expenses went up by 10.4 percent to P30.5 B in 2003 from P27.6 B in 2002, primarily due to the increase in purchased power volume, operations and maintenance expenses, depreciation and amortization, as well as an increase in franchise taxes, which is revenue dependent.

Operating income for the quarter went down 52.5 percent, from P1.5 B in 2002 to P732 million in 2003 due to the net effect of the 16.7 centavo rate reduction.

Other expenses for the quarter, on the other hand, decreased by 24.8 percent mainly due to the decline in unrecovered purchased power beyond the mandated system loss cap which decreased by 49 percent, from P908.4 M in 2002 to P463.1 M in 2003.

The company ended the first quarter 2003 with a net loss of P325.1 M, compared to a net loss of P72.8 M realized during the same period last year.

Although sales volume improved by 9.3 percent, and system loss declined from 13.16 percent in 2002 to 11.23 percent in 2003, the net loss was due to the net effect of the Supreme Court ruling with finality to rollback the distribution rate by 16.7 centavos per kWh.

Earnings (loss) per common share (excluding depreciation on appraisal increase) for the period under review went down by 174 percent, from P0.19 in 2002 to (P0.14) in 2003.

Capital expenditures for the first quarter amounted to P1.43 B, up by 24.3 percent from last year's P1.15 B, of which P1.33 B or 93 percent was spent for electric system projects. The balance was spent for non-electric projects and other capitalized items.

A total of 29,642 new customers were added to Meralco's customer base as of end-March 2003, bringing the total number of customers to 3,954,411. This was an increase of 0.76 percent from the December 2002 count of 3,924,769.

highlights of the quarter

▲ The Meralco centennial commemorative stamp was launched on January 31 showing the *tranvia* or electric streetcar, which symbolized the earliest years of Meralco.

▲ Toll-free access to company hotline 16211 was made available to provincial customers in Cavite and Laguna for reporting power supply and billing problems. The toll-free project will be replicated in other provinces, depending on the results of the pilot run in the two areas.

▲ Meralco's Substation together with Substation Process Management and Telecommunications Office earned the ISO Certification, given by the Anglo Japanese American (AJA) Registrars, Inc., a certifying body accredited under the United Kingdom Accreditation Scheme.

MANUEL M. LOPEZ
Chairman & CEO

JESUS P. FRANCISCO
President & COO

COMPARISON OF KILOWATTHOUR SALES

For the quarters ended March 31, 2003 and 2002
(In millions)

Customer Class	2003	2002	%Change
RESIDENTIAL	1,959.87	1,756.63	11.6
COMMERCIAL	1,918.14	1,746.23	9.8
INDUSTRIAL	1,555.07	1,467.78	5.9
STREETLIGHTS	37.40	36.34	2.9
TOTAL	5,470.48	5,006.98	9.3

▼

The foregoing unaudited Balance Sheet of Manila Electric Company as of March 31, 2003 and the related Statements of Income and Retained Earnings (Deficit) for the three months ended, should be read in conjunction with the 2002 Annual Report. In the opinion of Management, all adjustments necessary for a fair presentation of the financial position and the results of operations of the Company have been duly effected in the preparation of these statements.

The aforementioned financial statements present fairly the financial position of Manila Electric Company as of March 31, 2003, and the results of its operations for the three months ended, in conformity with generally accepted accounting principles consistently applied. They are not, however, necessarily indicative of the results which may be expected for the whole year 2003 because of seasonal factors affecting the operations of the Company.

▲

manila electric company

COMPARATIVE STATEMENTS OF INCOME

For the quarters ended March 31, 2003 and 2002
(In thousand pesos)

	2003	2002	%Change
OPERATING REVENUES	31,195,085	29,138,630	7.1
OPERATING EXPENSES			
Purchased power	26,325,307	23,922,008	10.0
Operations & maintenance	2,127,452	1,874,871	13.5
Depreciation & amortization	1,204,853	1,101,492	9.4
Taxes other than income tax	805,563	700,032	15.1
Total Operating Expenses	30,463,175	27,598,403	10.4
OPERATING INCOME	731,910	1,540,227	(52.5)
OTHER INCOME (EXPENSES)			
Interest & other financial charges-net	(777,074)	(683,697)	13.7
Purchased power-system loss	(463,108)	(908,392)	(49.0)
Equity in net earnings of investee companies	72,890	40,650	79.3
Total Other Income (Expenses)	(1,167,265)	(1,551,439)	(24.8)
LOSS BEFORE INCOME TAX	(435,355)	(11,212)	3,782.9
PROVISION FOR INCOME TAX	110,301	(61,586)	(279.1)
NET LOSS	(325,054)	(72,798)	346.5

COMPARATIVE BALANCE SHEETS

March 31, 2003 and 2002
(In thousand pesos)

ASSETS AND OTHER DEBITS

	2003	2002	%Change
UTILITY PLANT AND OTHERS - NET	76,862,895	75,953,666	1.2
OTHER PROPERTY AND EQUIPMENT	10,172,377	10,223,266	(0.5)
INVESTMENTS AND ADVANCES	4,437,716	2,531,947	75.3
CURRENT ASSETS	28,759,066	27,336,875	5.2
DEFERRED DEBITS AND OTHER ASSETS	23,290,277	21,674,777	7.5
TOTAL ASSETS AND OTHER DEBITS	143,522,331	137,720,531	4.2

LIABILITIES AND OTHER CREDITS

	2003	2002	%Change
PROPRIETARY CAPITAL	40,592,972	70,056,069	(42.1)
LONG-TERM DEBT - Net of Current Portion	21,512,233	24,876,638	(13.5)
CURRENT LIABILITIES	33,885,793	24,135,302	40.4
DEFERRED INCOME TAX	3,435,425	3,710,694	(7.4)
CUSTOMERS' DEPOSITS	12,254,876	12,858,658	(4.7)
CUSTOMERS' REFUND-NONCURRENT	27,003,647	-	100.0
OPERATING RESERVES & OTHERS	4,837,385	2,083,170	132.2
TOTAL LIABILITIES AND OTHER CREDITS	143,522,331	137,720,531	4.2

COMPARATIVE STATEMENTS OF RETAINED EARNINGS (DEFICIT)

For the quarters ended March 31, 2003 and 2002
(In thousand pesos)

	2003	2002	%Change
BALANCE, BEGINNING	26,855,104		
Deduct: Refund from Feb.1994 to Dec. 2002 with net effect of valuation allowance, deferred tax asset & uncollectible accounts	(27,764,541)		
BALANCE, BEGINNING (as adjusted)	(909,437)	27,950,745	(103.3)
ADD (DEDUCT):			
NET LOSS	(325,054)	(72,798)	346.5
REALIZED REVALUATION SURPLUS	202,590	279,262	(27.5)
TOTAL	(1,031,901)	28,157,209	(103.7)
DEDUCT: Cash Dividends Declared			
Preferred	17,588	17,356	1.3
Common	0	0	0.0
TOTAL CASH DIVIDENDS DECLARED	17,588	17,356	1.3
APPROPRIATED RETAINED EARNINGS	12,600,000	12,600,00	0.0
BALANCE, ENDING UNAPPROPRIATED	(13,649,489)	15,539,853	(187.8)

MERALCO
Ortigas Avenue, Pasig City
0300 Philippines
Tel. No. (632)16220
Fax No. (632)1622-8501
Web Site: http://www.meralco.com.ph
E-Mail: corcom@meralco.com.ph

Corporate Communication
May 2003